Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166052

Prospectus

OFFER TO EXCHANGE

$600,000,000 aggregate principal amount of its 7.75% Senior Notes due 2016
That Have Been Registered Under the Securities Act of 1933
(CUSIP No. 874227AB7)
For any and all of its outstanding
7.75% Senior Notes due 2016
(CUSIP Nos. 874227AA9 and U83028AA5)

This exchange offer will expire at 5:00 p.m., New York City time, on July 15, 2010, unless extended.

The Exchange Notes:

  •
  The terms of the registered 7.75% Senior Notes due 2016 to be issued in the exchange offer are substantially identical to the terms of the outstanding 7.75% Senior Notes due 2016, except that provisions relating to transfer restrictions, registration rights, and additional interest will not apply to the exchange notes.

  •
  We are offering the exchange notes pursuant to a registration rights agreement that we entered into in connection with the issuance of the outstanding notes.

The Exchange Offer:

  •
  The exchange offer expires at 5:00 p.m., New York City time, on July 15, 2010, unless extended.

  •
  Upon expiration of the exchange offer, all outstanding notes that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of exchange notes.

  •
  You may withdraw tendered outstanding notes at any time at or prior to the expiration of the exchange offer.

  •
  The exchange offer is not subject to any minimum tender condition, but is subject to customary conditions.

  •
  The exchange of the outstanding notes for exchange notes should not be a taxable exchange for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations" beginning on page 270.

  •
  There is no existing public market for the outstanding notes or the exchange notes.

An investment in the notes involves risks. See "Risk Factors" beginning on page 26

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated June 15, 2010

        You should rely only upon the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. You should assume the information appearing in this prospectus and the documents incorporated by reference herein are accurate only as of their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates.

        This prospectus includes segment share and industry data and forecasts that we have obtained from market research, consultant surveys, publicly available information and industry publications and surveys as well as our internal data. Except where otherwise indicated, information regarding the plasma-derived protein industry is derived from Market Research Bureau's (MRB) reports (1) The Marketing Research Bureau Inc., The Worldwide Plasma Fractions Market 2007 interim dataset (the "MRB Worldwide Book"); (2) The Marketing Research Bureau Inc., The Plasma Fractions Market in The United States 2008 (the "MRB U.S. Book"); (3) The Marketing Research Bureau Inc., International Directory of Plasma Fractionators 2005; (4) The Marketing Research Bureau, Inc., A Market Profile and Forecast of the Albumin Demand in the United States Through The Year 2012, dated May 2007; (5) The Marketing Research Bureau, Inc., The Worldwide Alpha-1 Antitrypsin Market Present Situation and Future Prospects 2005-2015, dated November 2005; (6) The Marketing Research Bureau Inc., The Worldwide Plasma Fractions Market 1984 to 2000 (the "MRB Worldwide Book 1984-2000"); and (7) The Marketing Research Bureau, Inc., MRB IVIG 2015: A forecast of the Polyvalent Intravenous Immune Globulin (IVIG) Market in the United States in 2015, dated October 2009. Data for the IGIV category includes both intravenous and subcutaneous administration. Market research, consultant surveys, and industry publications and surveys generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy or completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from our investors, partners, trade and business organizations and other contacts in the industry in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.

        We have a number of registered marks, including Gamunex®, Prolastin®, Prolastic-C®, Plasbumin®, Plasmanate®, Koate®, Thrombate III®, GamaStan®, HyperHepB®, HyperRho®, HyperRab®, HyperTet®, Gamimune®, Talecris Direct®, and Prolastin Direct®. This prospectus also contains additional trade names, trademarks and service marks belonging to us and to other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in the exchange notes, you should read this prospectus carefully in its entirety, especially the risks of investing in exchange notes that we discuss in the "Risk Factors" section of this prospectus and our consolidated financial statements and related footnotes beginning on page F-1.

        In this prospectus, unless otherwise stated or the context otherwise requires, references to "Talecris," "we," "us," "our" and similar references refer to Talecris Biotherapeutics Holdings Corp.

        A seven-for-one share dividend on our common stock was paid on September 10, 2009. All share and per-share amounts have been retroactively adjusted for all periods to reflect the share dividend.

 Talecris Biotherapeutics Holdings Corp.

Overview

        We are a biopharmaceutical company that is one of the largest producers and marketers of plasma-derived protein therapies in the world. We develop, produce, market, and distribute therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as chronic inflammatory demyelinating polyneuropathy (CIDP), primary immune deficiencies (PI), alpha-1 antitrypsin deficiency, bleeding disorders, infectious diseases and severe trauma. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties, located in the United States. Plasma contains many therapeutic proteins which we extract through a process known as fractionation at our Clayton, North Carolina and Melville, New York facilities. The fractionated intermediates are then purified, formulated into a final bulk, and aseptically filled into final containers for distribution. We also sell fractionated intermediate materials. Our manufacturing facilities currently have the capacity to fractionate approximately 4.2 million liters of human plasma per year. Purification, filling and finishing capacities are dependent on fraction mix.

        Our largest product, Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified, is one of the leading products in the intravenous immune globulin (IGIV) segment, with a reputation as a premium product. Gamunex is the only IGIV approved for the treatment of CIDP, a neurological indication, in the U.S., Canada and 17 European countries. The Gamunex IGIV share of sales was 25% in the U.S. in 2009 and 16% globally in 2007 based on MRB data. Our second largest product, Prolastin Alpha-1 Proteinase Inhibitor (Human) had a 67% share of sales in the United States in 2008 and a 76% share of sales worldwide in 2007 and has a high degree of brand recognition within the alpha-1 proteinase inhibitor, or A1PI, category. In addition to Gamunex and Prolastin/Prolastin-C A1PI, which together represented 76.9% and 74.7% of our net revenue for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively, we also produce and sell albumin, Koate DVI Factor VIII, hyperimmunes, Thrombate III, PPF powder and other products. Our products are primarily prescribed by specialty physicians, including neurologists, immunologists, pulmonologists, and hematologists. In March 2010, we launched Prolastin-C A1PI, our next generation A1PI product, in the United States.

        We established our leading industry positions through a history of innovation including developing the first ready-to-use 10% liquid IGIV product in North America, the only IGIV product approved for use in neurology in North America, and the first A1PI product globally. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. We continue to develop products to address unmet medical needs and, as of March 31, 2010, employ 315 scientists and support staff to develop new products, expand the uses of our existing products, and enhance our process technologies. We focus our research and development efforts in three key areas: continued enhancement of our process technologies, including pathogen safety, life cycle management for our existing products, including new indications, and discovery of new products. Our research and development expenditures amounted to $16.3 million and $71.2 million for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively.

        Our business is supported by an integrated infrastructure including, as of March 31, 2010, 69 operating plasma collection centers (64 FDA licensed, 5 unlicensed), two owned and operated manufacturing facilities (including our primary manufacturing facility in Clayton, North Carolina, which is one of the world's largest integrated fractionation and purification facilities), a distribution network and sales and marketing organizations in the U.S., Canada, Germany, and other international regions. Our heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC. Our long experience as a producer and marketer of plasma-derived protein therapies has enabled us to forge strong ties with members of the medical community, patient advocacy groups and our distributors.

Recent Developments

Merger Agreement

        On June 6, 2010, we entered into an Agreement and Plan of Merger (as it may be amended from time to time, the "Merger Agreement") with Grifols, S.A., a company organized under the laws of Spain ("Grifols") and Grifols, Inc., a Delaware corporation and a direct wholly owned subsidiary of Grifols ("HoldCo").

        Pursuant to the Merger Agreement, subject to the terms and conditions thereof, we will merge with and into a newly formed, wholly owned subsidiary of ours incorporated in the Commonwealth of Virginia ("Talecris Virginia Sub"), with Talecris Virginia Sub surviving such merger (the "Reincorporation Merger"). At the time the Reincorporation Merger is effective (as contemplated by Section 1.03 of the Merger Agreement, the "Reincorporation Effective Time") each share of our common stock, par value $0.01 per share, issued and outstanding immediately prior to the Reincorporation Effective Time (other than shares held in our treasury immediately prior to the Reincorporation Effective Time) will be converted into one share of common stock, par value $0.01 per share, of Talecris Virginia Sub (the "Talecris Virginia Sub Common Stock").

        Immediately following the Reincorporation Effective Time, subject to the terms and conditions of the Merger Agreement, HoldCo will merge with and into Talecris Virginia Sub (the "Merger" and, together with the Reincorporation Merger, the "Transaction"). At the time the Merger is effective (as contemplated by Section 2.02 of the Merger Agreement, the "Effective Time"), each outstanding share of Talecris Virginia Sub Common Stock will be converted into the right to receive (1) $19.00 in cash and (2) 0.641 Grifols non-voting (Class B) ordinary shares, par value €0.50 each ("Grifols Non-Voting Shares"). We will select two individuals to be appointed to the Grifols Board of Directors, effective as of the Effective Time, for a five-year term.

        Our Board of Directors has unanimously approved the Merger Agreement. Consummation of the Transaction is subject to customary conditions, including, without limitation, adoption of the Merger Agreement by our stockholders (see below for a description of the Talecris Stockholder Voting Agreement entered into by our specified stockholders), the approval by Grifols' shareholders of the issuance of new non-voting ordinary shares and other matters (see below for a description of the Grifols Shareholder Voting Agreements entered into by specified shareholders of Grifols), the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschrankungen), and the receipt of applicable approvals and authorizations under the Spanish Defense of Competition Law (Ley 15/2007, de 3 de julio, de Defensa de la Competencia).

        Grifols has delivered to us fully executed copies of a commitment letter, dated as of June 6, 2010, among Grifols, HoldCo, Deutsche Bank Securities Inc., Nomura International plc, Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas, HSBC Securities (USA) Inc., Morgan Stanley Senior Funding, Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch and HSBC Bank plc with respect to approximately $4.2 billion of borrowings (the "Commitment Letter") and has represented that the net proceeds contemplated from the financing contemplated by such commitment letter, together with specified financial resources (including cash on hand of Grifols and anticipated proceeds from accounts receivable financings, working capital improvements and/or sale-leaseback arrangements) will, in the aggregate, be sufficient for the satisfaction of all of Grifols' obligations under the Merger Agreement (including payment of the merger consideration and refinancing of our debt and debt of Grifols).

        The Merger Agreement may be terminated without completion of the Transaction under a number of circumstances, including (1) if either our stockholders or stockholders of Grifols fail to approve the Transaction, (2) if the Transaction is permanently enjoined, or (3) if the Transaction is not completed by (x) March 6, 2011 or (y) if Grifols obtains an extension of the expiration date of the Commitment Letter, the new expiration date of the Commitment Letter (but not later than September 6, 2011). The Merger Agreement provides that (1) if other specified conditions are met and the Merger Agreement is nonetheless terminated under specified circumstances relating to a failure to obtain the requisite antitrust clearances and approvals, or a failure by Grifols to obtain the necessary financing for the Transaction (including the related refinancings) or relating to breach by Grifols of its covenants relating to antitrust approvals or the obtaining of financing, then Grifols will be required to pay us a termination fee of $375 million, and (2) if the Merger Agreement is terminated under other specified circumstances (including if any Grifols shareholder who has executed a voting agreement with us breaches such voting agreement with the result that Grifols is unable to comply with its obligations with respect to the general shareholder meeting at which the Grifols stockholder approval is proposed to be obtained or if the Merger Agreement is terminated for failure to obtain Grifol's stockholder approval at such a meeting and at such time of termination the Grifol's Board of Directors has changed its recommendation with respect to the Transaction), Grifols will be required to pay us a termination fee of $100 million. In the event that we are entitled to both the $375 termination fee and the $100 million termination fee, Grifols will be obligated only to pay the $375 million termination fee.

        The Merger Agreement also provides that if the Merger Agreement is terminated under specified circumstances we will be required to pay Grifols a termination fee of $100 million, including (a) if Talecris Holdings, LLC breaches the Talecris Stockholder Voting Agreement (as defined below) with the result that we are unable to comply with our obligations with respect to the special meeting to be held to obtain stockholder approval of the Transaction, (b) if our Board of Directors changes its recommendation with respect to the Transaction and the adoption of the Merger Agreement due to a Superior Proposal or an Intervening Event (each as defined in the Merger Agreement) and thereafter, our stockholders vote against the adoption of the Merger Agreement, (c) if the Merger Agreement is terminated by Grifols in connection with our recommendation of a Superior Proposal or (d) if a Takeover Proposal (as defined in the Merger Agreement) has been made and not withdrawn, our stockholders vote against the adoption of the Merger Agreement and thereafter we enter into a Takeover Proposal within twelve months of such termination. In no event will Grifols be entitled to receive more than one termination fee.

        We and Grifols have each made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants not to solicit proposals relating to alternative business combination transactions and, subject to certain exceptions, not to enter into discussions concerning, or provide information in connection with, alternative business combination transactions.

        Pursuant to the Merger Agreement, we and Grifols have agreed generally, but with some enumerated exceptions, to carry on our respective businesses in the ordinary course during the period from the date of the Merger Agreement to the completion of the Transaction.

        Our stockholder approval requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of our Common Stock. Grifols shareholder approval requires the affirmative vote of the holders of a majority of the Grifols Ordinary Shares present in person or represented by proxy at a duly constituted meeting of holders of Grifols Ordinary Shares at which meeting, if on first call, a quorum of at least one-half of the issued share capital is present or represented by proxy or, if on second call, a quorum of at least one-quarter of the issued share capital is present or represented by proxy (provided, however, if, on second call, less than one-half of the issued share capital is present or represented by proxy, the matters being voted upon must be adopted by at least two-thirds of the share capital present or represented at such meeting).

Voting Agreements

        Concurrently with the execution of the Merger Agreement, on June 6, 2010, Talecris Holdings, LLC entered into a voting agreement with Grifols (the "Talecris Stockholder Voting Agreement"), pursuant to which, subject to the terms and conditions thereof, Talecris Holdings, which held as of the date of the voting agreement approximately 49% of our currently outstanding common stock, has agreed, among other things, to vote such common stock (1) in favor of the Transaction and (2) against any action that would compete with or impede the Transaction. In the event that our Board of Directors changes its recommendation of the Transaction in response to a Superior Proposal, Talecris Holdings, LLC has agreed to vote a number of shares equal to 35% of our outstanding Common Stock as described in (1) and (2) above. In the event that our Board of Directors withdraws its favorable recommendation of the Transaction in response to an Intervening Event, Talecris Holdings, LLC has agreed to vote (a) a number of shares equal to 35% of our outstanding Common Stock as described in (1) and (2) above and (b) the rest of its shares of our Common Stock in a manner that is proportionate to the manner in which all shares of our Common Stock (other than the shares referred to in (a)) which are voted in respect of such matter, are voted.

        Also concurrently with the execution of the Merger Agreement, on June 6, 2010, specified holders of Grifols Ordinary Shares, holding in the aggregate approximately 35% of the outstanding Grifols Ordinary Shares, each entered into a voting agreements with us (collectively, the "Grifols Shareholders Voting Agreements"), pursuant to which, subject to the terms and conditions thereof, each such holder, has agreed, among other things, to vote all of its Grifols Ordinary Shares (1) in favor of the shareholder approvals necessary to consummate the Transaction and (2) against any action that would interfere with, delay or prevent the consummation of the Transaction.

        The foregoing descriptions of the Merger Agreement, the Grifols By-Law Amendments and the Talecris Stockholder Voting Agreement and the Grifols Shareholder Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full texts of such documents and are incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about us, Talecris Virginia Sub, Grifols or HoldCo. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. The representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Grifols and us, on the other hand, rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be viewed as characterizations of the actual state of facts about us, Talecris Virginia Sub, Grifols or HoldCo.

Disclaimer

        The proposed Transaction will be submitted to our stockholders for their consideration. In connection with the proposed Transaction, Grifols will file with the Securities and Exchange Commission ("SEC") a registration statement on Form F-4 that will include a joint proxy statement of Grifols and us. We will mail the joint proxy statement/prospectus to our stockholders. We urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information regarding Grifols, us and the proposed business combination. Stockholders and other persons may obtain a free copy of the joint proxy statement/prospectus, when available, as well as other filings containing information about us, without charge, at the SEC's website (http://www.sec.gov). Stockholders and other persons may also obtain these documents, when available, without charge, from our website, http://www.talecris.com, under the tab "Investor Relations" and then under the heading "Financial Information and SEC Filings." Grifols will also file certain documents with the Spanish Comision Nacional del Mercado de Valores (the "CNMV") in connection with its shareholders'

meeting to be held in connection with the proposed business combination, which will be available on the CNMV's website at http://www.cnmv.es.

        We, Grifols, and our respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from our respective stockholders in favor of the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Grifols and us in connection with the proposed Transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Change of Control

        If the Transaction is consummated, it may cause a Change of Control as defined in the indenture governing the 7.75% Notes (the "Indenture"). Upon the occurrence of a Change in Control in which any Person or Group (other than the Permitted Holder Group (as defined in the Indenture)) shall be or become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding Capital Stock (as defined in the Indenture), we shall be obligated to make an offer to purchase, and each holder of 7.75% Notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's 7.75% Notes pursuant to a Change of Control Offer as defined in the Indenture and on the terms set forth in the indenture.

        In the Change of Control Offer, we will offer a Change of Control payment in cash equal to 101% of the aggregate principal amount of 7.75% Notes repurchased plus accrued and unpaid interest and Additional Interest (as defined in the indenture), if any, on the 7.75% Notes repurchased, to the date of purchase. We will be required to purchase all 7.75% Notes tendered pursuant to the Change of Control Offer and not withdrawn. We will mail a notice to the trustee and each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase 7.75% Notes on the Change of Control payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. For additional information about our obligations if a change of control occurs, see "Description of Notes—Repurchase at the Option of Holders—Change of Control."

        This exchange offer is not a Change of Control Offer. Any Change of Control Offer relating to the Merger Agreement and transaction will be made, if required, pursuant to separate documentation. Your ability to participate in any such Change of Control Offer is not dependent on your participation in this exchange offer and your participation in this exchange offer will not affect your right to participate in any Change of Control Offer if made.

The Plasma Products Industry

        Industry Dynamics.    The human plasma-derived products industry has demonstrated revenue growth at a compound annual rate of approximately 8% globally over the past 21 years with worldwide sales of approximately $9.7 billion in 2008 based on MRB data. U.S. sales have grown at a compound annual rate of approximately 10% over the past 18 years with sales of $4.0 billion in 2008, representing a 13.5% increase over 2007, according to the MRB U.S. Book. Consistent worldwide growth in demand and favorable supply/demand dynamics have generally provided a basis for price increases over the past five years.

        Significant industry consolidation has reduced the number of major producers of plasma-derived products in the U.S. to five companies, including us. Three companies, including us, currently collectively account for almost 81% of U.S. sales according to the MRB U.S. Book. The industry today has fewer participants, which tend to be larger, vertically integrated and profit driven, with the scale necessary to permit investment in the development of new therapies and indications, and more efficient and compliant facilities to serve the patient community.

        We believe that many plasma-derived products are underutilized and have positive growth outlook. We believe worldwide unit volume demand for plasma-derived products will grow over the long term at a compound annual rate of approximately 6% to 8%, driven principally by the following factors:

  •
  population growth;

  •
  discovery and approval of new applications and indications for plasma-based products;

  •
  growth of diagnosed cases;

  •
  increased treatment of untreated but diagnosed patients;

  •
  increased patient compliance and appropriate dosing levels for diagnosed, treated patients; and

  •
  geographic expansion.

        There are significant barriers to entry into the plasma derivatives manufacturing business, including the operationally complex nature of the business, which requires a highly skilled workforce with specialized know-how; significant intellectual property, including trade secrets relating to purification of products and pathogen safety; the need to develop recognized and trusted brands as well as sales, marketing and distribution infrastructures and relationships; and the ability to comply with extensive regulation by the FDA and comparable authorities worldwide. Additionally, the construction and maintenance, including regular improvements necessitated by evolving standards of current Good Manufacturing Practices (cGMP), of production facilities requires extensive capital expenditures and may involve long lead times to obtain necessary governmental approval. For example, from 1995 through March 31, 2010, we have invested approximately $640 million in our primary manufacturing facility. Further, unlike small molecule pharmaceutical products, which are often subject to patent expirations on a defined date, plasma-derived protein therapies are usually protected through intellectual property relating to process, including trade secrets, which may not have a scheduled expiration. New entrants may, however, develop and market competing products by subcontracting portions of the manufacturing process, such as fractionation or purification, from existing plasma derivative manufacturers. Also, existing fractionators with operations in one region may have lower barriers to entering other regional areas. In addition, while the industry's plasma supply constraint has eased, any new competitors in the U.S. would need to secure an adequate supply of U.S. plasma since, as a practical matter, although plasma collected in the U.S. may be certified for use in products sold in Europe and Canada, only plasma collected in the U.S. is certified for use in products sold in the U.S. Since there are currently a very limited number of independent plasma suppliers, much of whose plasma collection and center development capacity is already contracted to existing fractionators, any new competitor would likely have to eventually develop their own U.S. based plasma collection centers and related infrastructure.

        Product Overview.    Plasma contains many therapeutic proteins which the body uses to, among other things, fight infection, regulate body function, and control bleeding and clotting. These proteins are extracted from plasma through a process known as fractionation, which separates the therapeutic proteins contained in the plasma into constituent fractions. These fractions are then further processed and purified to create different product classes addressing a range of therapeutic needs. Our products are primarily prescribed by specialty physicians, including neurologists, immunologists, pulmonologists, and hematologists. Our six largest product categories and their indications are given in the table below:

		Net Revenue (in millions)
		Years Ended December 31,
					Three Months Ended March 31, 2010
Category and Key Products	Our Indications	2009	2008	2007
IGIV(1)	U.S., Canada, and EU-PI, ITP,	$826.4	$677.7	$646.8	$212.8
Gamunex IGIV	CIDP. Canada and EU-Post Bone Marrow Transplant, Pediatric HIV Infection. EU only—Kawasaki Disease, Guillain Barre Syndrome, Chronic Lymphocytic Leukemia, Multiple Myeloma

		Net Revenue (in millions)
		Years Ended December 31,
					Three Months Ended March 31, 2010
Category and Key Products	Our Indications	2009	2008	2007
A1PI	A1PI deficiency-related emphysema	$319.1	$316.5	$276.5	$80.2
Prolastin/ Prolastin-C A1PI
Fraction V (Albumin and PPF)(1)	Plasma expanders, severe trauma,	$84.8	$61.1	$68.8	$21.2
Plasbumin-5 (Human) 5% USP Plasbumin-20 (Human) 25% USP Plasmanate Plasma Protein Fraction 5% USP	acute liver and kidney failures
Factor VIII	Hemophilia A	$46.5	$40.2	$33.7	$8.6
Koate DVI
Antithrombin III	Hereditary antithrombin III	$24.2	$21.3	$15.8	$6.6
Thrombate III	deficiency
Hyperimmunes	Hepatitis A, Hepatitis B, Rabies,	$74.2	$78.2	$68.8	$15.0
GamaStan HyperHepB HyperRho HyperRab HyperTet	RH Sensitization, Tetanus

(1)
Excludes contract fractionation revenues from the Canadian blood system operators.

Competitive Strengths

        We believe that the following strengths position us to compete effectively in the plasma-derived products industry:

  •
  Premium Global Liquid 10% IGIV Product.  Our product, Gamunex IGIV, which was launched in North America in 2003 as a premium ready-to-use liquid IGIV product, is one of the leading products in the IGIV segment with a 25% share of U.S. sales in 2009 according to the MRB 2009 estimate. We believe Gamunex IGIV is considered to be the industry benchmark due to a comprehensive set of differentiated product characteristics that have positioned it as the premium product in its category since its launch. As a measure of our focus on continued enhancement of product safety, the manufacturing process for our IGIV therapy incorporates prion removal, which is described in the FDA approved labeling for Gamunex. We also use a patented caprylate process that preserves more of the fragile IgG proteins compared to prior generation IGIV products made with a harsher solvent/detergent purification process. Gamunex IGIV is the only IGIV approved for CIDP in the U.S., Canada and 17 European countries. Our CIDP indication approval makes Gamunex the only IGIV approved for use in a neurological indication in North America. According to an independent survey by Harris Interactive, CIDP is the largest IGIV segment in the U.S., representing 29% of total unit volume. As the only FDA approved IGIV for CIDP, we believe we doubled our licensed market access to 61% of total U.S. IGIV unit volume. Further, the FDA granted Gamunex IGIV orphan drug status, which provides marketing exclusivity for the CIDP indication in the U.S. through September 2015. In an online survey conducted by Harris Interactive on our behalf during the first quarter of 2010, Gamunex was shown to be the preferred IGIV among neurologists who indicated a brand preference. The survey results showed that neurologists selected Gamunex over four times more often than all other available liquid IGIV therapies, with a statistically significant margin (p<0.05).

  •
  Leading Producer of A1PI with Strong Brand Recognition.  We are the world's largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema. In 2008, Prolastin A1PI had a 67% share of sales in the United States and an over 90% share of sales in the European Union (EU) where it is licensed in 15 countries and competes with another licensed A1PI product only in Spain. We are also the only licensed A1PI product in Canada. While other manufacturers began selling A1PI products in the United States and Spain beginning in 2003, we continue to benefit from having been the first provider in this product class and from our strong relationships with the primary patient advocacy groups. We believe Prolastin/Prolastin-C A1PI is differentiated in the United States by its unique direct-to-patient distribution and service model, Prolastin Direct, which provides easy enrollment, home infusion, access to insurance experts and patient-centered health management. Prolastin Direct health management provides better patient outcomes by reducing the frequency of respiratory exacerbations. Furthermore, Prolastin Direct results in high medication compliance, with over 94% of prescribed doses being administered annually and high patient loyalty, with an annual retention rate of over 96%. Based upon our internal estimates, we believe that approximately 30% of the global patient population for A1PI products resides in European countries where Prolastin is now licensed. We are developing additional product enhancements, including a recombinant version of our A1PI product. We received FDA approval for our next generation A1PI product, Prolastin-C in October 2009. A post-approval clinical trial was required as a condition for approval. We submitted a supplemental New Drug Submission (sNDS) to Health Canada for the approval of Prolastin-C A1PI in March 2009 and Prolastin-C A1PI was approved for use in Canada in February 2010. Presently, additional clinical trials are being required by European authorities as a precursor to Prolastin-C A1PI approval in Europe. In March 2010, we launched Prolastin-C A1PI in the United States. Through March 31, 2010, we have successfully converted approximately 44% of our U.S. Prolastin patients to Prolastin-C A1PI. We anticipate that the conversion of all remaining U.S. Prolastin patients to Prolastin-C A1PI will be completed by the end of the 2010 second quarter. Prolastin-C A1PI has improved yields and higher concentration. As a result, infusion time for patients will be significantly reduced.

  •
  Vertically Integrated Global Platform.  We have an integrated platform that allows us to appropriately control our plasma supply and production process.

  •
  TPR Plasma Platform:  Until 2006, we purchased all of our plasma, which is our primary raw material, from third parties. Since then, we have successfully designed and executed our vertical plasma supply integration strategy and, as of March 31, 2010, we operated 69 plasma collection centers (64 FDA licensed, 5 unlicensed) with approximately 2,300 employees. Over the past three years, we have aggressively expanded our plasma supply through these collection centers under our wholly-owned subsidiary, Talecris Plasma Resources, Inc. (TPR). This gives us access to future supply of plasma that we believe will meet product demand and enable us to increase gross margin as we lower our collection cost per liter. These centers collectively represent substantially all of our currently planned collection center network for the next three years. We expect that this network, once it matures, will provide in excess of 90% of our current plasma requirements. Additionally, in August 2008 we entered into a five-year plasma supply agreement with CSL Plasma Inc., which has declining annual minimum volume commitments with the ability to request higher volumes annually, and provides flexibility as we increase internal production. We have notified CSL Plasma Inc. that we will not elect to take optional volumes under the contract in 2011. To meet our plasma requirements, we may increase donor fees, increase marketing expenses, and expand plasma center hours of operation, among other initiatives, which may result in an increase to our cost per liter of plasma.

  •
  Integrated Facilities:  Our Clayton, North Carolina site is one of the world's largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. Together with our facility in Melville, New York, we have a combined fractionation capacity of approximately 4.2 million liters of plasma per year. We processed approximately 3.6 million liters of plasma during 2009, which represented a utilization rate of approximately 85% of our fractionation capacity. From 1995 through March 31, 2010, our facilities at Clayton have benefited from roughly $640 million of capital investment, including compliance enhancements, general site infrastructure upgrades, capacity expansions, and new facilities, such as our chromatographic purification facilities and our high-capacity sterile filling facility. We have embarked on a capital spending plan which we currently estimate will be in the range of $750 million to $800 million on a cumulative basis from 2010 through 2014, which includes the expansion of our fractionation capacity 43% to 6.0 million liters in order to allow us to keep pace with the expected demand growth for plasma-derived products and to provide a balance with our Gamunex purification capacities.

  •
  Leader and Innovator in the Global Plasma Products Industry.  We are one of the largest producers and marketers of plasma-derived protein therapies in the world. We have a successful history of product innovation and commercialization, and we possess specific expertise and core competencies in the development, purification, large-scale manufacture and sale of protein therapeutics. Our longstanding infrastructure, processes and expertise have enabled us to develop a stable of growing marketed products and create a robust pipeline of potential new products and lifecycle management opportunities for our existing products.

  •
  Process and Product Innovation:  We are the developer of the first ready-to-use 10% liquid IGIV product in North America and the first A1PI product in the world. We have applied new developments in protein purification, including caprylate and chromatography technologies, and are now producing and selling a third generation IGIV product. Our next generation A1PI product, Prolastin-C, was recently approved by the FDA and Health Canada. In March 2010, we launched Prolastin-C A1PI in the U.S. and plan to launch Prolastin-C A1PI in Canada in the second half of 2010. Presently, additional clinical trials are being required by European authorities as a precursor to Prolastin-C A1PI approval in Europe.

  •
  R&D Pipeline:  Our current research and development consists of a range of programs that aim to develop new products, obtain new therapeutic indications for existing products, enhance product delivery, improve concentrations and safety, and increase product yields.

  •
  We are investigating Direct Acting Thrombolytic (DAT) Plasmin to assess its safety and efficacy in the treatment of acute peripheral arterial occlusion (aPAO), a condition in which arterial blood flow to the extremities, usually the legs, is blocked by a clot. We completed our Phase I clinical trial in the first quarter of 2010 and are finalizing the design of our Phase II clinical trial which we will initiate in the latter half of 2010 in several countries outside of the United States. We have also successfully completed pivotal clinical trials and submitted regulatory filings for licensure of Gamunex for subcutaneous administration for the treatment of PI.

  •
  We have received approval to proceed with a proof of concept trial for plasma-derived Plasmin to treat ischemic stroke in six countries outside of the U.S.

  •
  Favorable Distribution Arrangements.  We enjoy favorable distribution arrangements, particularly in North America for our IGIV products. Our size, history and reputation in the industry have enabled us to establish direct and indirect channels for the distribution of our products, and have provided us with experience in appropriately addressing our key regulators, doctors, patient advocacy groups and plasma protein policy makers.

  •
  In the U.S., we have three specialty sales teams (Immunology/Neurology, Pulmonary and Hematology/Specialty) that have a combination of extensive commercial and healthcare-related experience calling on a variety of touch points including physicians, pharmacists, and homecare companies. Our specialty sales teams educate physicians and other healthcare providers on the benefits of our plasma-derived therapies. Our Immunology/Neurology team focuses on promoting Gamunex as the only IGIV product approved for a neurological indication in the U.S. Our Pulmonary team focuses on the identification of A1PI patients and driving brand choice for Prolastin/Prolastin-C A1PI. Our Hematology/Specialty team promotes Koate, Thrombate III, and our portfolio of hyperimmune products.

    •
    We are the primary supplier of plasma-derived products to the Canadian blood system under our contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec. We were awarded five year contracts which became effective April 1, 2008. Under these contracts, we currently fractionate 70% of Canadian plasma and we expect to supply the majority of the Canadian requirements for IGIV during the terms of the contracts. The contracts may be extended for two one-year terms upon agreement of the parties. The total purchase commitment by Canadian Blood Services and Hema Quebec under these contracts was approximately $139 million and $71 million, respectively, in 2009, and will be $122 million and $62 million, respectively, in 2010, subject to annual volume and price adjustments. Canadian Blood Services has elected to pursue a multi-source strategy and although we will continue to be the primary supplier, we incorporate likely annual volume declines because of their strategy. Hema Quebec has a sole source strategy for fractionation of their plasma and we expect our IGIV share to remain relatively constant through the duration of the contract. We expect to offset the overall volume decline in Canada with increased sales in Europe as well as in other international markets. We transport plasma from Canadian Blood Services and Hema Quebec collection centers to our manufacturing facility in Clayton, North Carolina for fractionation, and return the finished product, along with commercial product, for sale to Canadian Blood Services and Hema Quebec. Pricing for our products and services was set at the beginning of the contract period, subject to annual adjustment for inflation. The contracts are terminable upon the occurrence of certain events, including a third party obtaining Canadian regulatory approval to introduce a significantly superior product or fractionation service. These five-year contracts are currently the largest government contracts for IGIV units globally.

    •
    We have rationalized our distribution network and simultaneously entered into long-term distribution agreements with major hospital group purchasing organizations, or GPOs, home care and specialty pharmacy providers and distributors which we believe grant us favorable committed volume and payment terms, including liquidated damages if they fail to purchase the agreed volume of products. We have contractual commitments from our customers for a majority of our North American IGIV volume over the next three years. We have made appropriate commitments to the Public Health Service and Federal Supply Schedule programs as part of our distribution system.

  •
  Experienced, Proven Management Team.  Our business is led by an experienced management team, with our executive officers possessing an average of nearly 11 years of experience in the plasma/protein therapeutics business and an average of over 15 years of experience in healthcare-related businesses. We have the complex technical knowledge required in the protein therapeutic products industry, proven competency in commercializing protein therapeutic products and the expertise to manage an operationally complex business efficiently.

Business Strategy

        Our goal is to be the recognized global leader in developing and delivering premium protein therapies to extend and enhance the lives of individuals suffering from chronic, acute and life-threatening conditions. The key elements of our strategy for achieving this goal are as follows:

  •
  Achieve Cost Efficiencies in Our Plasma Collection Platform.  In 2006, we made the strategic decision to vertically integrate our plasma supply chain in order to enhance the predictability, sustainability and profitability of our plasma supply. Our rapid vertical integration of our plasma supply was accomplished through the development of an extensive infrastructure to manage the multiple work streams necessary to accomplish the development of our current plasma collection platform. The infrastructure necessary to integrate the centers we acquired from IBR in November 2006 and to open new centers which formed our sixty-nine center system included third party consultants as well as additional management. Given that it generally takes three to four years to mature a plasma center, many of our centers are immature. We have eliminated the third party consultants used to develop the platform and reduced the management necessary to drive the platform development resulting in a significant reduction in cost. Additionally, as we increase the utilization of the platform, we achieve economies of scale that result in lower cost per liter. These factors will lead to improving cost per liter of plasma collected and the elimination of unabsorbed TPR infrastructure and start-up costs charged directly to cost of goods sold. Consequently, we expect that the improvement in our plasma collection costs will provide a near-term gross margin improvement opportunity.

  •
  Improve Operating Leverage through Increased Recovery of Plasma Proteins.  We seek to improve our profitability by capitalizing on the operating leverage in our business model. A significant portion of our cost structure, other than raw materials, is relatively fixed and therefore incremental volume contributes significant additional profit. Our capital expenditure plan is designed, in part, to facilitate the production of an increasing volume of existing and new products from each liter of plasma. We currently have purification capacity constraints related to the production of albumin and Koate, our plasma-derived Factor VIII product. We also expect to be less efficient in the utilization of each incremental liter of plasma fractionated as we increase Gamunex production, which will result in gross margin erosion. Additionally, we anticipate that we will reach our fractionation capacity in the near future. Consequently, we have embarked on a capital spending plan which we currently estimate will be in the range of $750 million to $800 million on a cumulative basis from 2010 through 2014. Key elements of this plan include a new fractionation facility currently estimated to range from $280 million to $300 million, based on conceptual engineering, to expand our fractionation capacity from 4.2 million liters to 6.0 million liters. This 43% capacity expansion will allow us to keep pace with expected demand growth for plasma-derived products and will provide a balance with our Gamunex purification capacity. We also plan to expand albumin and Koate purification capacities. We are targeting 2015 for commercial production from our new fractionation facility, with additional albumin and Koate purification capacities available in the next five to six years. This capacity expansion will allow us to improve the utilization of the proteins in each liter of plasma which should result in additional gross margin improvement opportunities once completed.

  •
  Enhance Growth through New Plasma-Derived and Recombinant Proteins.  We continue to pursue growth through our internal development capabilities and in-licensing of new technologies and products. Increases in our research and development spending will be driven by our emphasis on new plasma-derived molecules as well as the development of our recombinant capabilities in addition to our life cycle management activities, particularly as they relate to A1PI. We believe that our plasma-derived and recombinant Plasmin therapies hold particular promise. Plasmin is a natural protein that dissolves blood clots for which we are pursuing two versions. We are developing a plasma-derived molecule, which recently completed a Phase I clinical trial for aPAO and a commercial process to produce a recombinant form to treat ischemic stroke. Additionally, we are developing recombinant versions of Factor VIII and A1PI through the use of human cell lines. If successful, the development of these therapies could significantly improve our revenue and profitability. In addition, our external business development will focus on proteins where we have synergies or core competencies in research, manufacturing and/or marketing.

  •
  Broaden Geographic Reach.  During 2009, approximately 80% of our net revenue was generated in North America, whereas North America represented only approximately 40% of global plasma product sales in 2007, according to MRB. For the three months ended March 31, 2010, approximately 82% of our net revenue was generated in North America. Although our business is concentrated in North America, we see significant opportunities to broaden our geographic reach in Europe as well as the rest of the world. In terms of A1PI, there are a number of European countries with registries of identified A1PI patients whose healthcare systems currently do not provide for reimbursement for the use of A1PI therapy. We hope to obtain reimbursement for these patients as we engage with the respective governmental healthcare organizations, patient advocacy groups and supporting physicians and scientists. We also believe that the approval for the CIDP indication in 17 European countries will facilitate Gamunex market expansion. Additionally, we believe that the demand for plasma-derived therapies, particularly IGIV, Factor VIII and albumin are increasing internationally with improving socio-economic conditions and medical education regarding the benefits of plasma-derived therapies. Until our facilities are expanded as described above, significant growth in our international distribution will be limited and our focus will be on developing channels and relationships.

        Executing the above elements of our strategy should enable the profitable growth of our business. We plan to achieve further cost efficiencies in our plasma collection platform through increased utilization and economies of scale which will lead to a lower cost per liter of plasma. We expect to increase our operating leverage through capacity expansion and recovering more proteins per liter. This benefit will be partially offset by higher costs of goods sold due to yield variability, less efficient utilization of each incremental liter of plasma fractionated as we increase Gamunex production, and non-capitalizable costs associated with our capital projects, particularly the construction of our new fractionation facility.

        Our geographic expansion will continue. We will continue to invest in new plasma-derived and recombinant proteins. Lastly, we believe we are well positioned to benefit from the favorable industry dynamics.

Sources and Uses

        This exchange offer is intended to satisfy certain of our obligations under the Registration Rights Agreement dated as of October 21, 2009 among the company, the Subsidiary Guarantors and the initial purchasers named therein (the "Registration Rights Agreement"). We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for each of the exchange notes, we will receive outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

Certain Risk Factors

        Our business is subject to numerous risks, including without limitation, the following:

  •
  Implementation of the recently passed health care reform bill and the Reconciliation Act of 2010 may change the market for medical care or healthcare coverage in the United States. Because insurance coverage of approximately 47 million currently uninsured Americans will not be fully implemented until 2014, it is difficult to estimate the impact on the insurance and healthcare markets at this time.

  •
  Healthcare reform measures could substantially change the market for medical care or healthcare coverage in the United States.

  •
  Government or third-party payors may decrease or otherwise limit the price, scope or other eligibility requirements for reimbursement for the purchasers of our products.

  •
  Our business is highly concentrated on our two largest products, Gamunex IGIV and Prolastin/Prolastin-C A1PI, and our largest geographic region, the U.S. Any adverse market event with respect to either product or the U.S. region would have a material adverse effect on us.

  •
  Our manufacturing processes, plasma supply and products may be susceptible to contamination or production interruptions.

  •
  Our plasma collection and manufacturing processes are subject to government regulation, oversight and inspection, which in the event of non-compliance could adversely impact operations.

  •
  We may be unable to obtain adequate quantities of FDA-approved plasma due to industry-wide shortages, problems with third-party suppliers or difficulties with our own collection centers.

  •
  The recent favorable pricing environment for our products may not continue.

  •
  The regulatory requirements for product approval may not be explicit, may evolve over time and may diverge by jurisdiction and adverse events or post-approval clinical trials may impact our ability to sell currently licensed products.

  •
  Our ability to resume or replace sales to countries affected by our Foreign Corrupt Practices Act investigation.

  •
  We are dependent on third parties to provide crucial supplies (including plasma), to service our equipment, to support our systems and to sell, distribute and deliver our products.

  •
  Our ability to successfully execute our substantial capital plan over the next five years.

These and other risks are more fully described in the section entitled "Risk Factors." You should carefully consider all the information presented in the section entitled "Risk Factors" beginning on page 26.

        If any of these risks actually occur, they could materially harm our business, prospects, financial condition and results of operations. In this event, you could lose part or all of your investment in the exchange notes offered hereby.

Our Formation and Additional Corporate Information

        We were incorporated under the laws of the State of Delaware on March 11, 2005 and commenced operations on April 1, 2005, upon completion of our acquisition on March 31, 2005 of substantially all of the assets and the assumption of specified liabilities of the Bayer Plasma Products Business Group, a unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG, in a transaction which was effected by Talecris Holdings, LLC. As part of our overall formation activities, we also acquired 100% of the outstanding common stock of Precision Pharma Services, Inc. (Precision) on April 12, 2005 from Ampersand Ventures. Precision was subsequently merged into our subsidiary, Talecris Biotherapeutics, Inc.

        Our principal executive offices are located at 4101 Research Commons, 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 27709 and our telephone number is (919) 316-6300. Our website address is http://www.talecris.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE EXCHANGE OFFER

        The following is a summary of the principal terms of the exchange offer. A more detailed description is contained in the section "The Exchange Offer." The term "outstanding notes" refers to our outstanding 7.75% Senior Notes due 2016, which were issued on October 21, 2009. The term "exchange notes" refers to our 7.75% Senior Notes due 2016 offered by this prospectus, which have been registered under the Securities Act of 1933, as amended (the "Securities Act"). The term "7.75% Notes" or "notes" refers to the outstanding notes and the exchange notes offered in the exchange offer, collectively. The term "indenture" refers to the indenture that governs both the outstanding notes and the exchange notes.

The Exchange Offer	We are offering to exchange $1,000 principal amount of exchange notes, which have been registered under the Securities Act, for each $1,000 principal amount of outstanding notes, subject to a minimum exchange of $1,000. As of the date of this prospectus, $600,000,000 aggregate principal amount of the outstanding notes is outstanding. We issued the outstanding notes in a private transaction for resale pursuant to Rule 144A and Regulation S of the Securities Act. The terms of the exchange notes are substantially identical to the terms of the outstanding notes, except that provisions relating to transfer restrictions, registration rights, and rights to increased interest in addition to the stated interest rate on the outstanding notes ("Additional Interest") will not apply to the exchange notes.
Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on July 15, 2010, unless the exchange offer is extended, in which case the expiration date will be the latest date and time to which the exchange offer is extended. See "The Exchange Offer—Terms of the Exchange Offer and Expiration Date; Extensions; Amendments."

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions, see "The Exchange Offer—Conditions to the Exchange Offer," some of which we may waive in our sole discretion. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered.

Procedures for Tendering Outstanding Notes

You may tender your outstanding notes through book-entry transfer in accordance with The Depository Trust Company's Automated Tender Offer Program, known as ATOP. If you wish to accept the exchange offer, you must:

•       transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to The Bank of New York Mellon Trust Company, N.A., which will act as the exchange agent, at the address set forth below under the heading "The Exchange Offer—The Exchange Agent";

• comply with DTC's Automated Tender Offer Program, or ATOP, procedures described below; or
• if outstanding notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent's message to the exchange agent as per DTC procedures.
In addition, either:
• the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•       the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the outstanding notes being tendered, along with the letter of transmittal or an agent's message; or

• the holder must comply with the guaranteed delivery procedures described below.
Special Procedures for Beneficial Owners

If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf.

Acceptance of Outstanding Notes and Delivery of Exchange Notes

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Accordingly, registered holders of exchange notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date through which interest has been paid on the outstanding notes, or if no interest has been paid, from the original issue date of the outstanding notes. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. "The Exchange Offer—Terms of the Exchange Offer and Expiration Date; Extensions; Amendments."

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedures for book-entry transfer cannot be completed by the expiration date, you may tender your outstanding notes according to the guaranteed delivery procedures described in "The Exchange Offer—Guaranteed Delivery Procedures."

Withdrawal of Tenders

You may withdraw your tender of outstanding notes at any time at or prior to the expiration date by delivering a written notice of withdrawal to the exchange agent in conformity with the procedures discussed under "The Exchange Offer—Withdrawal Rights."

Effect of Not Tendering

Holders who desire to tender their outstanding notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.
Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes. After completion of the exchange offer, we will have no further obligation to provide for the registration under the Securities Act of those outstanding notes except in limited circumstances with respect to specific types of holders of outstanding notes and we do not intend to register the outstanding notes under the Securities Act. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Registration Rights Agreement

You are entitled to exchange your outstanding notes for exchange notes with substantially identical terms. The exchange offer satisfies this right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

Resales of Exchange Notes

If you tender your outstanding notes in the exchange offer for the purpose of participating in a distribution of exchange notes you cannot rely on the position of the Securities and Exchange Commission ( the "SEC") staff in Exxon Capital Holdings Corporation (pub. avail. May 13, 1988), Morgan Stanley and Co., Inc. (pub. avail. June 5, 1991), and Shearman & Sterling (pub. avail. July 2, 1993) and similar no-action letters; and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction, which must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act if the resales are of exchange notes obtained in exchange for outstanding notes acquired directly from the company or one of its affiliates.

Exchange Agent

The exchange agent for the exchange offer is The Bank of New York Mellon Trust Company, N.A. For additional information, see "The Exchange Offer—The Exchange Agent" and the accompanying letter of transmittal.

Accounting Treatment

We will record the exchange notes at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as the terms of the exchange notes are substantially identical to those of the outstanding notes. The costs of the exchange offer, which are not expected to be material, will be deferred and amortized over the terms of the exchange notes.

Material U.S. Federal Tax Considerations

The exchange of outstanding notes for exchange notes pursuant to the exchange offer should not be a taxable event for U.S federal income tax purposes. For a discussion of certain U.S. federal income tax considerations relating to the exchange offer and the ownership and disposition of notes, see "Certain U.S. Federal Income Tax Considerations."

Additional Registration Rights

We and the guarantors have agreed to file a shelf registration statement for the resale of the notes (and guarantees) if we cannot effect the exchange offer within the time periods listed above and in other circumstances described under the caption "The Exchange Offer—Additional Registration Rights."

Broker-Dealers

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it acquired the outstanding notes for its own account as a result of market-making or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of the exchange notes. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities.

 SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

        The terms of the exchange notes are substantially the same as the outstanding notes, except that provisions relating to transfer restrictions, registration rights, and Additional Interest will not apply to the exchange notes. The following is a summary of the principal terms of the exchange notes. A more detailed description is contained in the section "Description of Notes" in this prospectus.

Issuer	Talecris Biotherapeutics Holdings Corp.
Notes Offered Hereby	$600,000,000 aggregate principal amount of 7.75% Senior Notes due 2016.
Maturity Date	November 15, 2016.
Interest Rate	The notes bear interest at a rate per annum equal to 7.75%.
Interest Payment Dates	May 15 and November 15, beginning on May 15, 2010.
Guarantees

The notes will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each of our existing and any future domestic subsidiaries (guarantors). See "Description of Notes—Subsidiary Guarantees."

Ranking	The notes and guarantees will be our senior unsecured obligations. The indebtedness evidenced by the notes and the guarantees will rank:

•       equally in right of payment with all of our and the guarantors' existing and future senior indebtedness, including our $325.0 million revolving credit facility with Wachovia Bank N.A., an affiliate of Wells Fargo Securities, presently set to mature on December 6, 2011 (revolving credit facility);

•       junior in priority as to collateral with respect to our and the guarantors' obligations under our secured indebtedness, including our revolving credit facility and all cash management obligations incurred with any lender under our revolving credit facility and any future secured obligations; and

• senior to all of our and the guarantors' existing and future subordinated indebtedness.
The notes will also be effectively junior to the liabilities of the non-guarantor subsidiaries, which amounted to $11.4 million at March 31, 2010.

As of March 31, 2010, our total outstanding indebtedness was approximately $610.0 million, consisting of $600.0 million outstanding under the notes offered hereby, and $10.0 million of capital lease obligations. At March 31, 2010, no amounts were outstanding under our $325.0 million revolving credit facility.

Optional Redemption

We may redeem some or all of the notes, at our option, at any time on or after November 15, 2012, at the redemption prices listed under "Description of Notes—Optional Redemption", together with accrued and unpaid interest, if any, to the date of redemption.

At any time prior to November 15, 2012, we may redeem up to 35% of the aggregate principal amount of the notes plus accrued and unpaid interest, if any, to the date of redemption, with the net proceeds of certain equity offerings.

During each twelve-month period ending on November 15, 2010, 2011 and 2012, we may redeem up to 10% of the originally issued principal amount of notes, at a redemption price equal to 103% of the principal amount of the notes redeemed.

In addition, at any time prior to November 15, 2012, we may redeem some or all of the notes at a price equal to 100% of the aggregate principal amount of the notes to be redeemed, plus a "make-whole" premium and accrued and unpaid interest, if any, to the redemption date.

See "Description of Notes—Optional Redemption."
Change of Control

Upon the occurrence of a change of control, holders of the notes will have the right to require us to repurchase all of the notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient funds, or the terms of our other debt may prevent us from purchasing any of the notes upon a change of control. See "Description of Notes—Repurchase at the Option of Holders—Change of Control."

Certain Covenants	The indenture governing the notes will contain certain covenants that will limit, among other things, our ability and the ability of our restricted subsidiaries to:
• incur additional debt;
• pay dividends on, redeem or repurchase capital stock;
• make certain investments;
• enter into certain types of transactions with affiliates;
• enter into certain types of sale and leaseback transactions;
• incur certain liens; and
• sell certain assets or merge with or into other companies.
These covenants are subject to a number of important exceptions and limitations, which are described under the heading "Description of Notes—Certain Covenants."

Use of Proceeds

This exchange offer is intended to satisfy certain of our obligations under the Registration Rights Agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for each of the exchange notes, we will receive outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

        For additional information about the notes, see the section of this prospectus entitled "Description of Notes."

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following is a summary of our historical consolidated financial data for the periods ended and at the dates indicated below. You should read this information together with our consolidated financial statements and the related footnotes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        We derived the audited historical consolidated financial data for the years ended December 31, 2009, 2008 and 2007 and as of December 31, 2009 and 2008 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We derived the audited historical consolidated financial data as of December 31, 2007 from our audited consolidated financial statements, which are not included in this prospectus.

        The unaudited interim consolidated financial data for the three months ended March 31, 2010 and 2009 and as of March 31, 2010 have been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. The unaudited interim consolidated financial data as of March 31, 2009 has been derived from our unaudited interim consolidated financial statements, which are not included in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as our annual audited consolidated financial statements and contain all material adjustments (consisting of normal recurring accruals and adjustments) necessary for a fair presentation of our financial position and results of operations. Operating results for the three months ended March 31, 2010 are not necessarily indicative of results that may be expected for the year ending December 31, 2010.

        We believe that the comparability of our financial results between the periods presented in the table below is significantly impacted by the following items, many of which are more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

  •
  Financial impact related to our October 2009 initial public offering and refinancing transactions, including the repayment and termination of our First and Second Lien Term Loans; the issuance of our 7.75% Notes, the write-off of previously deferred debt issuance costs, and charges related to the settlement and termination of our interest rate swap contracts;

  •
  The increase in the number of shares of our common stock outstanding as a result of the issuance of new shares of our common stock in our IPO and to settle accrued dividends upon the conversion of our Series A and B preferred stock;

  •
  Costs and non-operating income associated with our terminated merger agreement with CSL;

  •
  Costs associated with our internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA);

  •
  Costs associated with the development and vertical integration of our plasma collection center platform;

  •
  Inventory impairment provisions, and subsequent recoveries, related to a plasma collection center cGMP issue;

  •
  Inventory impairment provisions, and subsequent recoveries, related to a customer dispute settlement regarding intermediate material;

  •
  Costs associated with share-based compensation awards and special recognition bonuses;

  •
  Costs associated with transition-related activities to establish an independent company apart from Bayer;

  •
  Non-operating income and costs related to a litigation settlement with Baxter;

  •
  Tax benefit due to the release of our deferred tax asset valuation allowance.

        We believe that a meaningful analysis of our financial results for the periods presented is enhanced by the use of non-GAAP financial measures, including EBITDA, adjusted EBITDA and Consolidated Cash Flow. The section "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" includes additional information regarding the use of non-GAAP financial measures and their limitations.

	Three Months Ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(in thousands)
Consolidated Income Statement Data:
Net revenue:
Product	$374,615	$364,863	$1,507,754	$1,334,550	$1,196,686
Other	6,346	6,932	25,455	39,742	21,823

Total	380,961	371,795	1,533,209	1,374,292	1,218,509
Cost of goods sold	217,351	209,201	901,077	882,157	788,152

Gross profit	163,610	162,594	632,132	492,135	430,357
Operating expenses:
SG&A	67,620	72,422	289,929	227,524	189,387
R&D	16,271	16,541	71,223	66,006	61,336

Total	83,891	88,963	361,152	293,530	250,723

Income from operations	79,719	73,631	270,980	198,605	179,634
Other non-operating (expense) income:
Interest expense, net	(11,263)	(21,345)	(74,491)	(96,640)	(110,236)
Merger termination fee	—	—	75,000	—	—
Equity in earnings of affiliate	147	89	441	426	436
Loss on extinguishment of debt	—	—	(43,033)	—	—
Litigation settlement	—	—	—	—	12,937

Income before income taxes	68,603	52,375	228,897	102,391	82,771
(Provision) benefit for income taxes	(23,264)	(18,940)	(75,008)	(36,594)	40,794

Net income	$45,339	$33,435	$153,889	$65,797	$123,565

Consolidated Cash Flow Statement Data:
Net cash provided by (used in):
Operating activities	$30,670	$34,792	$234,155	$33,014	$127,131
Investing activities	$(17,516)	$(15,640)	$(104,618)	$(111,939)	$(90,645)
Financing activities	$2,356	$(23,208)	$(81,472)	$22,594	$25,877
Capital expenditures	$17,690	$8,131	$75,163	$86,212	$65,833
Other Consolidated Financial Data and Ratios (unaudited):
EBITDA(3)	$87,917	$80,464	$332,324	$219,700	$203,756
Adjusted EBITDA as defined per Revolving Credit Facility(3)	$96,658	$98,692	$447,283	$296,116	$256,771
Consolidated Cash Flow as defined per 7.75% Notes(3)	$96,658	NA	$372,283	NA	NA
Liters of plasma fractionated	951	910	3,569	3,240	2,650
Gross margin	42.9%	43.7%	41.2%	35.8%	35.3%
Operating margin	20.9%	19.8%	17.7%	14.5%	14.7%

	March 31,		December 31,
	2010	2009	2009	2008	2007
Consolidated Balance Sheet Data:
Cash and cash equivalents	$80,265	$12,599	$65,239	$16,979	$73,467
Working capital (unaudited)(1)	$772,916	$647,297	$724,070	$637,634	$555,317
Total assets	$1,490,712	$1,299,806	$1,445,005	$1,307,399	$1,142,322
Long-term debt, net of discount(4)	$605,211	$1,177,695	$605,267	$1,188,941	$1,129,037
Redeemable preferred stock	—	$110,535	—	$110,535	$110,535
Total stockholders' equity (deficit)	$637,030	$(272,806)	$582,154	$(316,725)	$(390,757)

Consolidated Balance Sheet Data and Credit Statistics (unaudited):

	Pro Forma(2) as Adjusted for the Year Ended December 31, 2009	Annualized(5) for the Three Months Ended March 31, 2010
Secured debt (at end of period)	$9,961	$9,785
Total long-term debt, net of discount (at end of period)(4)	$605,267	$605,211
Interest expense, net(2)(5)	$51,743	$51,749
EBITDA	$332,324	$351,668
Adjusted EBITDA as defined per Revolving Credit Facility	$447,283	$386,632
Consolidated Cash Flow as defined per 7.75% Notes	$372,283	$386,632
Ratio of secured debt to Consolidated Cash Flow	0.03x	0.03x
Ratio of total debt, net of discount, to Consolidated Cash Flow	1.63x	1.57x
Ratio of Consolidated Cash Flow to interest expense	7.19x	7.47x

(1)
We calculate working capital as current assets minus current liabilities.

(2)
Interest expense, net, on a pro-forma basis for the year ended December 31, 2009 was estimated as the sum of (i) the stated interest rate applied to the $600.0 million 7.75% Notes offered hereby as if issued on January 1, 2009; plus (ii) interest costs on capital leases; plus (iii) the amortization of debt issuance costs and original issue discount related to the 7.75% Notes and the Revolving Credit Facility as if these costs were incurred and amortized from January 1, 2009. No significant costs are expected to be incurred in the exchange offering, which would significantly impact the deferred debt issuance costs or resulting estimated amortization expense.

(3)
In the following table, we have presented a reconciliation of EBITDA and adjusted EBITDA, as defined in our Revolving Credit Facility, and Consolidated Cash Flow as defined in our 7.75% Notes, to the most comparable U.S. GAAP measure, net income. For more information regarding non-GAAP financial measures and their limitations, please see the heading "Non-GAAP Financial Measures" in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The computation of Consolidated Cash Flow is not applicable prior to the issuance of the 7.75% Notes.

(4)
Long term debt includes long-term capital lease obligations, and is presented net of discounts.

(5)
Financial results and credit statistics for the three months ended March 31, 2010 were calculated on an annualized basis by multiplying the financial results for the three months ended March 31, 2010 by four. The resulting credit statistics, as presented on an annualized basis, are not necessarily indicative of results that may be expected for the year ending December 31, 2010.

	Three Months Ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007
Net income	$45,339	$33,435	$153,889	$65,797	$123,565
Interest expense, net(a)	11,263	21,345	74,491	97,040	110,236
Income tax provision (benefit)(b)	23,264	18,940	75,008	36,594	(40,794)
Depreciation and amortization(c)	8,051	6,744	28,936	20,269	10,749

EBITDA	87,917	80,464	332,324	219,700	203,756
Transition and other non-recurring expenses(d)	—	—	—	—	15,251
Management fees(e)	—	1,859	5,715	6,871	6,097
Non-cash share-based compensation expense(f)	7,227	11,062	47,546	38,707	21,241
Special recognition bonus expense(g)	1,614	1,798	6,310	6,622	8,167
Loss on extinguishment of debt(h)	—	—	43,033	—	—
Equity in earnings of affiliate(i)	(147)	(89)	(441)	(426)	(436)
Loss (gain) on disposal of property, plant, and equipment(j)	47	266	1,196	48	(94)
Asset impairment charges, net of recoveries(k)	—	(385)	1,180	10,096	2,789
Retention bonus awards(l)	—	3,717	9,136	5,593	—
Other(m)	—	—	1,284	605	—

Adjusted EBITDA as defined per Revolving Credit Facility	96,658	$98,692	447,283	$287,816	$256,771

Merger termination fee(n)	—		(75,000)

Consolidated Cash Flow as defined per 7.75% Notes(o)	$96,658		$372,283

(a)
Represents interest expense associated with our debt structure. Through the third quarter of 2009, our debt structure consisted of facilities totaling $1.355 billion, including our $700.0 million First Lien Term Loan, $330.0 million Second Lien Term Loan, and $325.0 million Revolving Credit Facility, as well as our interest rate cap and swap contracts. As a result of our IPO and refinancing transactions during October 2009, we reduced our credit facilities to $925.0 million, consisting of our $600.0 million 7.75% Notes and $325.0 million Revolving Credit Facility. We also settled and terminated our interest rate swap contracts.

(b)
Represents our income tax provision (benefit) as presented in our consolidated income statements.

(c)
Represents depreciation and amortization expense associated with our property, plant, and equipment, and all other intangible assets.

(d)
Represents the expense associated with the development of our internal capabilities to operate as a stand alone company apart from Bayer, consisting primarily of consulting services associated with developing our corporate infrastructure.

(e)
Represents the advisory fees paid to Talecris Holdings, LLC, under the Management Agreement, as amended. This agreement was terminated in connection with our IPO.

(f)
Represents our non-cash share-based compensation expense associated with stock options restricted stock, RSU's, and performance share units.

(g)
Represents compensation expense associated with special recognition bonus awards granted to certain of our employees and senior executives to reward past performance. We made the final payments under the special recognition bonus awards during March 2010. We do not anticipate granting similar awards in the future.

(h)
Represents charges to write-off previously capitalized debt issuance costs associated with our First and Second Lien Term Loans as a result of their repayment and termination as well as charges associated with the settlement and termination of our interest rate swap contracts.

(i)
Represents non-operating income associated with our investment in Centric, which we believe are not part of our core operations.

(j)
Represents net losses (gains) on disposals of our property, plant, and equipment, which we believe are not part of our core operations.

(k)
For the year ended December 31, 2009, the amount represents $3.1 million of charges related primarily to capital lease assets and leasehold improvements, offset by recoveries of $1.9 million related to our 2008 plasma center cGMP issue. For the year ended December 31, 2008, the amount represents an inventory impairment charge, net of recoveries of $5.8 million due to our plasma center cGMP issue, an impairment charge of $3.6 million related primarily to capital lease assets and leasehold improvements, and other long-lived asset impairment charges of $0.7 million. During the year ended December 31, 2007, the amount represents asset impairment charges of $2.8 million associated with the discontinuation of a capital project. Amounts recognized during the three months ended March 31, 2010 and 2009 were not significant.

(l)
Represents merger related retention expenses, including fringe benefits, related to our terminated merger agreement with CSL.

(m)
For the year ended December 31, 2009, the amount represents $1.3 million of costs related to our October 1, 2009 IPO. For the year ended December 31, 2008, represents $0.9 million of costs related to the initial public offering that was discontinued during 2008, partially offset by insurance recoveries of $0.3 million.

(n)
For the year ended December 31, 2009, the amount includes a $75.0 million merger termination fee that we received from CSL in connection with the termination of our definitive merger agreement.

(o)
The computation of Consolidated Cash Flow is not applicable prior to the issuance of the 7.75% Notes.

        In addition to the adjustments we make in computing adjusted EBITDA as permitted under the terms of our Revolving Credit Facility and Consolidated Cash Flow under the terms of our 7.75% Notes, our management and compensation committee also consider the impact of other items in evaluating our operating performance. Certain of these items, which impact the comparability of our historical financial results, are included in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

RISK FACTORS

        Investing in the exchange notes offered hereby involves a high degree of risk similar to those associated with the outstanding notes. You should carefully consider the risks and uncertainties described below together with all of the other information included in this prospectus, before deciding to invest in the notes. If any of the following risks actually occur, they may materially harm our business, prospects, financial condition and results of operations. In this event, you could lose part or all of your investment in the notes offered hereby.

Risks Related to Proposed Merger

Our proposed merger with Grifols may adversely affect our operations and financial performance.

        The announcement of our proposed merger with Grifols may result in the loss of key employees, suppliers and customers. The demand on management's time and our resources relating to regulatory approvals and integration planning may interfere with management's day-to-day oversight of operations. As a result, our operations and financial performance could be adversely affected while we prepare for the merger or in future periods should the merger not occur.

Risks Related to Healthcare Reform and Reimbursement

We could be adversely affected if the implementation of recently passed healthcare reform legislation substantially changes the market for medical care or healthcare coverage in the United States.

        Substantial changes could be made to the current system for paying for healthcare in the U.S., including changes made in order to extend medical benefits to those who currently lack insurance coverage. Approximately 47 million Americans currently lack health insurance of any kind. Extending coverage to such a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services, drugs and devices. These structural changes could entail modifications to the existing system of private payors and government programs (Medicare, Medicaid and State Children's Health Insurance Program), creation of state-based healthcare insurance exchanges, as well as other changes. Restructuring the coverage of medical care in the U.S. could impact the reimbursement for prescribed drugs and biopharmaceuticals, such as those produced and marketed by us. If reimbursement for these products is substantially reduced in the future, or rebate obligations associated with them are substantially increased (discussed in more detail below), our business could be materially impacted. Beginning in 2012, the new law may require us to issue Internal Revenue Service Form 1099 to plasma donors. The cost of implementing this requirement, as well as its potential impact on the behavior of donors, is unknown at this time.

        Extending medical benefits to those who currently lack coverage will likely result in substantial cost to the federal government, which may force significant changes to the U.S. healthcare system. Much of the funding for expanded healthcare coverage will be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care. Cost of care could be reduced by reducing the level of reimbursement for medical services or products (including those biopharmaceutical products produced and marketed by us), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, our products could have a materially adverse impact on our financial performance.

        All of the changes discussed above, and others, passed in this legislation are subject to rule-making and implementation timelines that extend for several years. This uncertainty limits our ability to forecast changes that may occur in the future and to manage our business accordingly.

We could be adversely affected if government or private third-party payors decrease or otherwise limit the amount, price, scope or other eligibility requirements for reimbursement for the purchasers of our products.

        We have experienced and expect to experience pricing pressures on our current products and pipeline products from initiatives aimed at reducing healthcare costs by governmental and private third-party payors, the increasing influence of health maintenance organizations, and regulatory proposals, both in the United States and in foreign markets. Healthcare reform in the United States is likely to increase the pressure, which may include the effect of such proposed changes as the possible introduction of a biosimilar pathway and the possible redefinition of the term "single source" products which plays a key role in determining reimbursements under the Medicare Part B program. Additional legislative changes to current pricing rules are likely, including changes to the 340(B) Public Health Services drug pricing program. We cannot predict which changes if any, will eventually be adopted, or their impact on us. Certain proposed changes could have a materially adverse impact on our financial performance.

        In addition, prices in many European countries are subject to local regulation. If payors reduce the amount of reimbursement for a product, it may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price related concessions. These actions could have a negative effect on our financial results, particularly in cases where we have a product that commands a premium price in the marketplace, or where changes in reimbursement induce a shift in the site of treatment. For example, beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient payment schedules changed to Average Sales Price (ASP) +6%. This payment was based on a volume-weighted average of all brands under a common billing code. Medicare payments to physicians between the fourth quarter of 2004 and the first quarter of 2005 dropped 14% for both the powder and liquid forms of IGIV. Medicare payments to hospitals fell 45% for powder IGIV and 30% for liquid IGIV between the fourth quarter of 2005 and the first quarter of 2006. The Medicare reimbursement changes resulted in the shift of a significant number of Medicare IGIV patients to hospitals from physicians' offices beginning in 2005 as many physicians could no longer recover their costs of obtaining and administering IGIV in their offices and clinics. After 2006, some hospitals reportedly began to refuse providing IGIV to Medicare patients due to reimbursement rates that were below their acquisition costs. While subsequent changes have improved some of these Medicare reimbursement issues, on January 1, 2008, the Centers for Medicare & Medicaid Services (CMS) reduced the reimbursement for separately covered drugs and biologicals, including IGIV, in the hospital outpatient setting from ASP +6% to ASP +5% using 2006 Medicare claims data as a reference for this reduction. In addition, CMS reduced a hospital add-on payment from $75 to $38 per infusion. Beginning January 1, 2009, CMS further reduced the hospital outpatient reimbursement for separately covered outpatient drugs, including IGIV, to ASP +4%, and eliminated the add-on payment.

        Additionally, physicians frequently prescribe legally available therapies for uses that are not described in the product's labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved, or "off-label," uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. We believe that a significant portion of our IGIV volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. If reimbursement for off-label uses of our products, including IGIV, is reduced or eliminated by Medicare or other third-party payors, including those in the United States or the European Union, we could be adversely affected.

        For example, CMS could initiate an administrative procedure known as a National Coverage Determination (NCD) by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain. High levels of spending on IGIV products, along with increases in IGIV prices, increased IGIV utilization and the high proportion of off-label uses, may increase the risk of regulation of IGIV reimbursement by CMS. On the state level, similar limits could be proposed for therapeutic products covered under Medicaid. Moreover, the Deficit Reduction Act of 2005 incentivizes states to take innovative steps to control healthcare costs, which could include attempts to negotiate limits to, or reductions of, drug prices.

        The U.S. economic stimulus legislation enacted in February 2009 provided significant funding for the federal government to conduct Comparative Effectiveness Research (CER). While the stated intent of CER is to develop information to guide providers to the most efficacious therapies, outcomes of CER could influence the reimbursement or coverage for therapies that are determined to be less cost-effective than others. Should any of our products be determined to be less cost-effective than alternative therapies, the levels of reimbursement for these products, or the willingness to reimburse at all, could be impacted, which could materially impact our financial results.

        Additionally, the settlement of class action litigation against First DataBank and others will result in the downward revision and possible eventual elimination of the published Average Wholesale Prices (AWPs) which are an important basis for reimbursement used by many third-party payors for our products. Under the settlement, the revision became effective in September 2009. First DataBank and other pricing compendia have stated that they will or may discontinue publishing AWP within two years. Consequently, given the nature of our Prolastin Direct model in the U.S., we anticipate a decrease in Prolastin/Prolastin-C A1PI AWPs resulting in a decrease in our net price subsequent to the settlement. We currently estimate the annual impact of the First DataBank settlement to be a reduction in the net revenue between $3 million and $6 million.

        Some payors, including Medicare Part D plans and some state Medicaid programs, reimburse providers for drugs based upon a discount off of the AWP. AWP is a list price determined by third party publishers, which does not necessarily reflect actual transactions in the distribution chain. We do not publish an AWP for any of our products. We may be at a competitive disadvantage where providers are reimbursed on an AWP basis and competitors' products are reimbursed at higher rates than our corresponding product.

Risks Related to Our Business

Our business is highly concentrated on our two largest products, Gamunex IGIV and Prolastin/Prolastin-C A1PI, and our largest geographic region, the U.S. Any adverse market event with respect to these products or the U.S. region would have a material adverse effect on us.

        We rely heavily upon the sales of Gamunex IGIV and Prolastin/Prolastin-C A1PI, which together comprised approximately 77% and 75% of our total net revenue for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively. Sales of Gamunex IGIV comprised approximately 56% and 54% of our total net revenue for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively. If either Gamunex IGIV or Prolastin/Prolastin-C A1PI lost significant sales, or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue. Similarly, if either Gamunex IGIV or Prolastin/Prolastin-C A1PI were to become the subject of litigation and/or an adverse governmental ruling requiring us to cease sales of either product, our business would be adversely affected.

        We rely heavily upon sales from the U.S. region, which comprised approximately 69% and 66% of our net revenue for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively. If our U.S. sales were significantly impacted by either material changes to government or private payor reimbursement, by other regulatory developments, or by competition, then our business would be adversely affected.

Our manufacturing processes are complex and involve biological intermediates that are susceptible to contamination and variations in yield.

        Plasma is a raw material that is susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable as raw material for further manufacturing. For instance, improper storage of plasma, by us or third-party suppliers, may require us to destroy some of our raw material. If unsuitable plasma is not identified and discarded prior to the release of the plasma to our manufacturing process, it may be necessary to discard intermediate or finished product made from that plasma or to recall any finished product released to the market, resulting in a charge to cost of goods sold.

        The manufacture of our plasma products is an extremely complex process of fractionation, purification, filling and finishing. Although we attempt to maintain high standards for product testing, manufacturing, process controls and quality assurance, our products can become non-releasable or otherwise fail to meet our stringent specifications through a failure of one or more of these processes. Extensive testing is performed throughout the process to ensure the safety and effectiveness of our products. We may, however, detect instances in which an unreleased product was produced without adherence to our manufacturing procedures or plasma used in our production process was not collected or stored in a compliant manner consistent with our current Good Manufacturing Practices (cGMP) or other regulations. Such an event of non-compliance would likely result in our determination that the impacted products should not be released and therefore should be destroyed. For example, a malfunction of the Gamunex IGIV chromatography system just prior to our formation transaction in 2005 resulted in the processing of IGIV products containing elevated levels of antibodies for over one month. Our total cost related to this incident, including the costs of product loss, investigation, testing, disposal, and other remedial actions, was approximately $41.6 million. We subsequently recovered from Bayer $10.7 million through our 2005 working capital adjustment and $9.0 million in the first quarter of 2007 through a settlement.

        Once we have manufactured our plasma-derived products, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship or distribute our products, to properly care for our products may require that those products be destroyed.

        While we expect to write off small amounts of work-in-process inventories in the ordinary course of business due to the complex nature of plasma, our processes and our products, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. We have in the past had issues with product quality and purity that have caused us to write off the value of the product. Such write-offs and other costs could cause material fluctuations in our profitability. Furthermore, contamination of our products could cause investors, consumers, or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could adversely affect our sales and profits. In addition, faulty or contaminated products that are unknowingly distributed could result in patient harm, threaten the reputation of our products and expose us to product liability damages and claims from companies for whom we perform contract manufacturing.

        Additionally, due to the nature of plasma there will be variations in the biologic properties of the plasma we collect or purchase for fractionation that may result in fluctuations in the obtainable yield of desired fractions, even if cGMP is followed. Lower yields may limit production of our plasma-derived products due to capacity constraints. If these batches of plasma with lower yields impact production for extended periods, it may reduce the total capacity of product that we could market and increase our cost of goods sold, thus reducing our profitability.

Our business requires substantial capital to operate and grow and to achieve our strategy of realizing increased operating leverage, including the completion of several large capital projects.

        We intend to undertake several large capital projects to maintain compliance with cGMP and expand capacity. These projects are required for us to expand our production capabilities and achieve our strategy of realizing operating leverage. Capital projects of this magnitude involve technology and project management risks. Technologies that have worked well in a laboratory or in a pilot plant may cost more or not perform as well, or at all, in full scale operations. Projects may run over budget or be delayed. We cannot be certain that these projects will be completed in a timely manner or that we will maintain our compliance with cGMP, and we may need to spend additional amounts to achieve compliance. Additionally, by the time these multi-year projects are completed, market conditions may differ significantly from our assumptions regarding the number of competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result capital returns might not be realized.

        We plan on spending substantial sums in capital and operating expense over the next five years to obtain FDA approval for new indications for existing products, to enhance the facilities in which and processes by which we manufacture existing products, to develop new product delivery mechanisms for existing products, to strengthen our plasma collection system and to develop innovative product additions. We face a number of obstacles to successfully converting these efforts into profitable products including but not limited to the successful development of a experimental product for use in clinical trials, the design of clinical study protocols acceptable to FDA, the successful outcome of clinical trials, our ability to scale our manufacturing processes to produce commercial quantities or successfully transition technology, FDA approval of our product or process and our ability to successfully market an approved product with our new process or new indication.

        Our planned capital spending is significant over the next five years, which we currently estimate to be in the range of $750 million to $800 million on a cumulative basis from 2010 through 2014. The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements, and the extent and timing of particular projects, among other things. Given our expectations that we will need to increase our fractionation capacity in the near term, our ability to grow our business is dependent upon the timely completion of these facilities and obtaining the requisite regulatory approvals.

        To finance these various activities, we may need to incur future debt or issue additional equity if our cash flows and capital resources are insufficient, and we may not be able to structure our debt obligations on favorable economic terms. A failure to fund these activities may harm our competitive position, quality compliance and financial condition.

Our ability to continue manufacturing and distributing our products depends on our and our suppliers' continued adherence to cGMP regulations.

        The manufacturing processes for our products are governed by detailed written procedures and federal regulations that set forth cGMP requirements for blood and blood products. Our Quality Operations unit monitors compliance with these procedures and regulations, and the conformance of materials, manufacturing intermediates, and final products to their specifications. Failure to adhere to established procedures or regulations, or to meet a specification, could require that a product or material be rejected and destroyed. There are relatively few opportunities for us to rework, reprocess or salvage nonconforming materials or products.

        Our adherence to cGMP regulations and the effectiveness of our quality systems are periodically assessed through inspections of our facilities by the FDA in the U.S. and analogous regulatory authorities in other countries. While we believe that our manufacturing facilities are currently in substantial compliance with cGMP regulations, we cannot assure you that we will not be cited for deficiencies in the future. If deficiencies are noted during an inspection, we must take action to correct those deficiencies and to demonstrate to the regulatory authorities that our corrections have been effective. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall product or suspend operations until appropriate measures can be implemented. We are required to report some deviations from procedures to the FDA. Even if we determine that the deviations were not material, the FDA could require us to take similar measures. Since cGMP reflects ever evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur costs without improving our profitability or the safety of our products. For example, more sensitive testing assays may be required (if and when they become available) or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of a product or launch of a new product.

        Changes in manufacturing processes, including a change in the location where the product is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval or revalidation of the manufacturing process and procedures in accordance with cGMP. There may be comparable foreign requirements. For example, we are currently in the process of transferring the manufacture of our Thrombate III product from Bayer's Berkeley, California, biologics manufacturing facility to our Clayton manufacturing facility. To validate our manufacturing processes and procedures following completion of upgraded facilities, we must demonstrate that the processes and procedures at the upgraded facilities are comparable to those currently in place at our facilities. In order to provide such a comparative analysis, both the existing processes and the processes that we expect to be implemented at our upgraded facilities must comply with the regulatory standards prevailing at the time that our expected upgrade is completed. In addition, regulatory requirements, including cGMP regulations, continually evolve. Failure to adjust our operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

        Our Thrombate III product is currently being produced for us at Bayer's Berkeley, California biologics manufacturing facility. The failure of Bayer or of our other suppliers to comply with cGMP standards or disagreements between us and Bayer as to requirements could result in our product being rejected, production being slowed down or halted, or product releases being delayed. We are in the process of transferring this manufacturing to our Clayton facility. If the FDA does not approve the transfer, our ability to market our Thrombate III product will be seriously impaired or eliminated.

        A number of inspections by the FDA and foreign control authorities, including the German Health Authority (GHA), have been conducted or are expected at our plasma collection centers in 2010. Some of these inspections are of licensed centers to assess ongoing compliance with cGMP, while others are of our currently unlicensed centers as a prerequisite to final approval of the centers' license applications. If the FDA (or other authorities) finds these centers not to be in compliance, our ongoing operations and/or plans to expand plasma collections would be adversely affected.

We must continually monitor the performance of our products once approved and marketed for signs that their use may elicit serious and unexpected side effects, which could jeopardize our ability to continue marketing the products. We may also be required to conduct post-approval clinical trials as a condition to licensing a product.

        As for all pharmaceutical products, the use of our products sometimes produces undesirable side effects or adverse reactions or events (referred to cumulatively as "adverse events"). For the most part, these adverse events are known, are expected to occur at some frequency and are described in the products' labeling. When adverse events are reported to us, we investigate each event and circumstances surrounding it to determine whether it was caused by our product and whether it implies a previously unrecognized safety issue exists. Periodically, we report summaries of these events to the applicable regulatory authorities.

        In addition, the use of our products may be associated with serious and unexpected adverse events, or with less serious reactions at a greater than expected frequency. This may be especially true when our products are used in critically ill patient populations. When these unexpected events are reported to us, we must make a thorough investigation to determine causality and implications for product safety. These events must also be specifically reported to the applicable regulatory authorities. If our evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with the product, we would be obligated to withdraw the impacted lot(s) of that product. Furthermore, an unexpected adverse event of a new product could be recognized only after extensive use of the product, which could expose us to product liability risks, enforcement action by regulatory authorities and damage to our reputation and public image.

        We have received reports that some Gamunex patients have experienced transient hemolysis and/or hemolytic anemia, which are known potential side effects for this class of drugs. Since 2005, a disproportionate number of these reports have been received from Canada, where our product accounted for 80% of all IGIV distributed in 2009. The Canadian product labeling was updated in 2005 after these hemolysis events were first reported to Health Canada. Subsequently, we provided annual updates on these events to Health Canada from 2006 to 2008, but no further action was recommended by the Canadian regulators. A serious adverse finding concerning the risk of hemolysis by any regulatory authority for intravenous immune globulin products in general, or Gamunex in particular, could adversely affect our business and financial results.

        Once we produce a product, we rely on physicians to prescribe and administer them as we have directed and for the indications described on the labeling. It is not, however, unusual for physicians to prescribe our products for "off-label" uses or in a manner that is inconsistent with our directions. For example, a physician may prescribe an infusion rate for our Gamunex IGIV product that is greater than our directed infusion rate, which in turn may reduce its efficacy or result in some other adverse affect on the patient. Similarly, a physician may prescribe a higher or lower dosage than the dosage we have indicated, which may also reduce our product's efficacy or result in some other adverse affect on the patient. To the extent such off-label uses and departures from our administration directions become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the marketplace may suffer.

        When a new product is approved, the FDA or other regulatory authorities may require post-approval clinical trials, sometimes called Phase IV clinical trials. For example, FDA has required such trials for A1PI products, including our recently approved A1PI next generation product, Prolastin-C. If the results of such trials are unfavorable, this could result in the loss of the license to market the product, with a resulting loss of sales.

Our products face increased competition.

        Recently, certain of our products have experienced increased competition.

        Until 2004, we were one of two North American suppliers with an approved liquid IGIV product. In 2004, Grifols launched Flebogamma 5% liquid IGIV and Octapharma launched Octagam 5% liquid IGIV. In 2005, Baxter's Gammaguard 10% liquid IGIV was launched. In 2007 CSL Behring received approval for Privigen 10% liquid IGIV. Privigen was launched in the U.S. in 2008. We expect Octapharma and Grifols to launch 10% liquid IGIV products. Omrix and Biotest are both seeking approval for liquid IGIV products in the U.S., which, if approved, will further increase competition among liquid IGIV products. Additionally, Bio Products Laboratory received approval from the FDA for its 5% concentration IGIV for PI. If third-party payors, group purchasing organizations and physicians, or others demand the lower-priced products of some of our competitors, we may lose sales or be forced to lower our prices.

        In addition, in Canada where we have been the "supplier of record" since the 1980s, one of the Canadian blood system operators, Canadian Blood Services, has elected to pursue a multi-source strategy, with our share being reduced to 67% in 2010. Overall in 2010, we expect to fractionate 70% of the plasma collected in Canada.

Our financial performance will suffer if we do not improve the cost efficiency of our plasma collection platform.

        The opening of new plasma collection centers, which take up to several years to reach efficient production capacity, and the creation of a corporate infrastructure to support our vertical integration strategy have historically resulted in our per liter cost of plasma being higher than many of our larger competitors. We charge excess unabsorbed overhead costs directly to cost of goods sold until our plasma collection centers reach normal operating capacities.

        In the event that our plasma collection centers do not maintain efficient operating capacities, or there are delays in the ability of our newly opened plasma collection centers to reach efficient operating capacities, we will be required to charge unabsorbed overhead costs directly to cost of goods sold, which will result in higher costs of operations, lower margins and lower cash flow than our competitors. If by attempting to reduce these costs, we adversely affect compliance with cGMP, we may be required to write-off plasma and any intermediates and products manufactured with non-compliant plasma and we may face shortages of plasma needed to manufacture our products.

We would become supply-constrained and our financial performance would suffer if we could not obtain adequate quantities of FDA-approved source plasma.

        In order for plasma to be used in the manufacturing of our products, the individual centers at which the plasma is collected must be licensed by the FDA, and approved by the regulatory authorities, such as the GHA, of those countries in which we sell our products. When a new plasma collection center is opened, and on an ongoing basis after licensure, it must be inspected by the FDA and GHA for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being licensed or risk the suspension or revocation of an existing license.

        In order to maintain a plasma center's license, its operations must continue to conform to cGMP and other regulatory requirements. In the event that we determine that plasma was not collected in compliance with cGMP, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods. Additionally, if non-compliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted. Consequently, we could experience significant inventory impairment provisions and write-offs which could adversely affect our business and financial results. During 2008, we experienced such an event at one of our plasma collection centers, which resulted in a charge to cost of goods sold of $23.3 million, for which we subsequently recovered $19.4 million through March 31, 2010. In this particular instance, a portion of the impacted plasma had been released to manufacturing prior to our detection of the issue.

        We plan to increase our supplies of plasma for use in our manufacturing processes through increased collections at our plasma collection centers and through selective acquisitions or remodeling and relocations of existing centers. This strategy is dependent upon our ability to successfully integrate new centers, to obtain FDA and GHA approval for the remaining unlicensed plasma centers, to maintain a cGMP compliant environment in all plasma centers while changing our standard operating procedures, or SOPs, and to expand production and attract donors to our centers.

        Our ability to maintain a cGMP compliant environment in all plasma collection centers may be challenged when we roll-out a comprehensive set of new SOPs which have been approved by the FDA. Implementing the revised SOPs will be a substantial project, which will temporarily increase cost and reduce plasma collection volumes. Through March 31, 2010, we had converted 55 of 69 collection centers to these new SOP's and expect to complete this project in 2010. The change in SOPs, although intended to improve quality and compliance, could temporarily lead to an increase in issues and audit findings by us, the FDA, the GHA or other regulatory agencies.

        Our ability to expand production and increase our plasma collection centers to more efficient production levels may be affected by changes in the economic environment and population in selected regions where TPR operates plasma centers, by the entry of competitive plasma centers into regions where TPR operates, by misjudging the demographic potential of individual regions where TPR expects to expand production and attract new donors, by unexpected facility related challenges, or by unexpected management challenges at selected plasma centers. In addition, beginning in 2012, the recently enacted healthcare reform legislation may require us to issue Internal Revenue Service Form 1099 to plasma donors. The cost of implementing this requirement and its potential impact on the behavior of donors is unknown at this time.

Our financial performance is dependent upon third-party suppliers of FDA-approved source plasma.

        For the three months ended March 31, 2010 and the year ended December 31, 2009, we obtained 17.9% and 14.3%, respectively, of our plasma under a five-year supply arrangement with CSL Plasma Inc., a subsidiary of CSL, a major competitor. The agreement with CSL Plasma Inc. provides that our minimum purchase obligations are: (i) 550,000 liters for calendar year 2010; (ii) 300,000 liters of plasma for each of calendar years 2011 and 2012; and (iii) 200,000 liters of plasma for calendar year 2013. Each quarter, CSL Plasma Inc. is obligated to deliver at least 20% of our minimum purchase obligation for that year. Either we or CSL Plasma Inc. may terminate the agreement in the event of material nonperformance after a 30-day cure period. For the three months ended March 31, 2010 and the year ended December 31, 2009, we obtained 9.1% and 8.5%, respectively, of our plasma from Interstate Blood Bank, Inc. (IBBI). The agreement with IBBI requires us to make a minimum purchase of 330,000 liters of plasma each year during the term of the agreement, which terminates at the end of 2016. We have a right of first refusal with respect to any material quantities of plasma that IBBI has available for sale in excess of this amount, as well as a right of first refusal with respect to the transfer of any asset, equity, or controlling interest of IBBI related to any of the centers which supply us. We also agreed to provide secured financing for additional centers approved by us and the relocation of IBBI's plasma centers for a maximum amount of $1.0 million per center and $3.0 million in the aggregate. Either we or IBBI may terminate the agreement in the event of material nonperformance after a 30 day cure period. Were any dispute to arise or were CSL Plasma Inc. or IBBI to experience any plasma collection difficulties, it could be difficult or impossible for us to replace the shortfall, which would materially adversely affect our business.

        Plasma volumes obtained under arrangements with independent third parties have not always met expectations. An inability of any of our suppliers to operate their business successfully and satisfy their obligations in a timely manner may cause a disruption in our plasma supply, which could materially adversely affect our business.

Industry-wide disruptions could reduce the availability of FDA-approved source plasma and our financial performance would suffer.

        A number of other factors could disrupt our ability to increase source plasma collections, including but not limited to:

  •
  A lack of alternative plasma supply sources.  In recent years, there has been consolidation in the industry as several plasma-derived manufacturers have acquired plasma collectors and reduced capacity. As a result, it could be difficult or impossible to resolve any significant disruption in the supply of plasma or an increased demand for plasma with plasma from alternative sources.

  •
  A reduction in the donor pool.  Regulators in most of the large markets for plasma-derived products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products. For example, the appearance of the variant Creutzfeldt-Jakob disease, commonly referred to as "mad cow" disease (which resulted in the suspension of the use of plasma collected from U.K. residents), and concern over the safety of blood products (which has led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool), have significantly reduced the potential donor pool.

Our products have historically been subject to supply-driven price fluctuations.

        Our products, particularly IGIV, have historically been subject to price fluctuations as a result of changes in the production capacity available in the industry, the availability and pricing of plasma, development of competing products and the availability of alternative therapies. Higher prices for plasma-derived products have traditionally spurred increases in plasma production and collection capacity, resulting over time in increased product supply and lower prices. As demand continues to grow, if plasma supply and manufacturing capacity do not commensurately expand, prices tend to increase.

        Since 2005 the industry has experienced a favorable pricing environment for plasma-derived products. The robust demand, particularly for IGIV, over the last few years has resulted in efforts on the part of companies, including ourselves, to increase manufacturing capacity and open new plasma collection centers to increase the availability of source plasma. Some of our competitors have announced plans to grow product supply at a rate above expected demand growth. The growth in demand for IGIV has been outpaced by the recent supply growth, as evidenced by increased supply in the distribution channel. We, or our competitors, may misjudge demand growth and over-invest in expanding plasma collection or manufacturing capacity, which ultimately may result in lower prices for, or inability to sell, our products.

        While we have recently submitted a sBLA in the U.S. for FDA licensure of Gamunex subcutaneous administration for the treatment of PI, we currently do not have, and may never receive, FDA approval, which could be a competitive disadvantage. Furthermore, we believe that our competitors are developing several new products and technologies potentially offering an improved route of administration and even for indications beyond PI. If these development efforts are successful and our effort fails, then we could be at a competitive disadvantage which may impact our Gamunex sales.

        Until December 2002, our A1PI product, Prolastin A1PI, was the only plasma product licensed and marketed for therapy of congenital A1PI deficiency-related emphysema in the U.S. Accordingly, until that time, Prolastin A1PI had virtually 100% market share in its category. In December 2002 and July 2003, Baxter and CSL Behring received licenses for Aralast and Zemaira, respectively, which were launched in the U.S. in 2003, and Grifols received marketing authorization for Trypsone in Spain in 2003. The competing products were introduced at significantly higher prices than Prolastin A1PI. Due in part to our inability to fully meet demand for A1PI product, as well as patient losses due to the nature of the disease, our share of sales has dropped to approximately 67% in the U.S. and 76% globally according to MRB data. These and other future competitors may increase their sales, lower their prices or change their distribution model which may harm our product sales and financial condition. Also, if the attrition rate of our Prolastin/Prolastin-C A1PI patient base accelerates faster than we have forecast, we would have fewer patients and lower sales volume. In addition, Kamada Ltd. has completed clinical trials for licensure in the U.S. and submitted a BLA for their A1PI product. In the European Union we have a 90% share of A1PI sales and have the only licensed A1PI product, other than Grifols, which has marketing authorization for Trypsone A1PI in Spain and LFB which sells Alfalastin in France. Our competitors are currently pursuing licensing trials in Europe. Should our competitors receive approvals in the European Union sooner than expected, this will impact our unit volumes and share of sales. In March 2010, we launched Prolastin-C A1PI, our next generation A1PI product, in the United States. We anticipate that we will launch Prolastin-C A1PI in Canada during 2010. Presently, additional clinical trials are being required by European authorities as a precursor to Prolastin-C A1PI approval in Europe.

        New products may reduce demand for plasma-derived A1PI. A recombinant form of A1PI (recA1PI) could gain market share through the elimination of the risk of plasma-borne pathogens, or through a reduced price permitted by significantly decreased costs (since the recA1PI would not be sourced from plasma). In addition to ourselves, Arriva and GTC Biotherapeutics are in the early stages of development for a recombinant form of recA1PI. Although we are not aware of any active clinical trials for a recA1PI product, a successful recA1PI, prior to our developing a similar product, could gain first mover advantage and result in a loss of our A1PI market share. Similarly, if a new formulation of A1PI is developed that has a significantly improved rate of administration, such as aerosol inhalation, the market share of Prolastin/Prolastin-C A1PI could be negatively impacted. Similarly, several companies are attempting to develop products which would be substitution threats in the A1PI sector, including retinoic acid, oral synthetic elastase inhibitors and gene therapy. While these products are all in early stages of development, the potential for successful product development and launch cannot be ruled out.

        In addition, our plasma-derived therapeutics face competition from non-plasma products and other courses of treatments. For example, two RhD hyperimmune globulins for intravenous administration, Cangene's WinRho SDF and CSL Behring's Rhophylac, are now approved for use to treat ITP, and GSK and Amgen launched thrombopoietin inhibitors targeting ITP patients in 2008 that may reduce the demand for IGIV to treat this immune disorder. There is also a risk that indications for which our products are now used will be susceptible to new treatments, such as small molecules, monoclonal or recombinant products. Recombinant Factor VIII product competes with our own plasma-derived product in the treatment of Hemophilia A and is perceived by many to have lower risks of disease transmission. Additional recombinant products or the use of monoclonal antibodies, small molecules, or stem cell transplantations could compete with our products and reduce the demand for our products. Crucell and Sanofi Pasteur have completed Phase II clinical trials for a monoclonal rabies product to compete with our rabies hyperimmune product. If successful, we estimate that the monoclonal product could take a significant portion of the rabies market in years subsequent to its introduction. Also, in February 2009, GTC Biotherapeutics obtained FDA approval of a competitive ATIII product for the treatment of hereditary antithrombin deficiency, which is derived from the milk of transgenic goats. This product now directly competes with our product, Thrombate III (Human), which had been the only FDA approved product.

        We do not currently sell any recombinant products. Although we are attempting to develop recombinant versions of Plasmin, A1PI and Factor VIII, we cannot be certain that they will ever be approved or commercialized. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products.

Developments in the economy may adversely impact our business.

        The recessionary economic environment may adversely affect demand for our products. Prolastin/Prolastin-C A1PI is sold directly to patients in the U.S. As a result of loss of jobs, patients may lose medical insurance and be unable to purchase supply or may be unable to pay their share of deductibles or co-payments. Gamunex IGIV is primarily sold to hospitals and specialty pharmacies. Hospitals adversely affected by the economy may steer patients to less costly therapies, resulting in a reduction in demand, or demand may shift to public health hospitals, which purchase at a lower government price. While to date we cannot directly trace any material reduction in demand to the recession, if economic conditions do not improve, the impact may become material.

We are investigating potential Foreign Corrupt Practices Act violations.

        We are conducting an internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA) that we became aware of during the conduct of an unrelated review. The FCPA investigation is being conducted by outside counsel under the direction of a special committee of our Board of Directors. The investigation initially focused on sales to certain Eastern European and Middle Eastern countries, but our investigation is also reviewing sales practices in other countries as determined appropriate.

        In July 2009, we voluntarily contacted the U.S. Department of Justice (DOJ) to advise them of the investigation and to offer our cooperation in any investigation that they want to conduct or they want us to conduct. The DOJ has not indicated what action it may take, if any, against us or any individual, or the extent to which it may conduct its own investigation. The DOJ or other federal agencies may seek to impose sanctions on us that may include, among other things, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of new control staff, or enhancement of existing compliance and training programs. Other countries in which we do business may initiate their own investigations and impose similar penalties. As a result of this investigation, we suspended shipments to some countries while we put additional safeguards in place. In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. These actions unfavorably affected revenue from these countries in 2009 and have an ongoing unfavorable impact on revenue in 2010. We have resumed sales in countries where we have appropriate safeguards in place and are reallocating product to other countries as necessary. To the extent that we conclude, or the DOJ concludes, that we cannot implement adequate safeguards or otherwise need to change our business practices, distributors, or consultants in affected countries or other countries, this may result in a permanent loss of business from those countries. These sanctions or the loss of business, if any, could have a material adverse effect on us or our results of operations.

A pending investigation relating to our compliance with the terms of the Pharmaceutical Pricing Agreement under the Public Health Service program may result in our being barred from allocating a fixed amount of IGIV as available for sale at the Public Health Service price.

        In November 2009, we received a letter from the United States Attorney's Office for the Eastern District of Pennsylvania (USAO). The USAO requested a meeting to review our compliance with the terms of the Pharmaceutical Pricing Agreement (PPA) under the Public Health Service program. Specifically, the USAO asked for information related to the sale of our IGIV product, Gamunex, under that program. In order to have federal financial participation apply to their products under the Medicaid program and to obtain Medicare Part B coverage, manufacturers are required to enter into a PPA. The PPA obligates manufacturers to charge covered entities the Public Health Service price for drugs intended for outpatient use. The Public Health Service price is based on the Medicaid rebate amount. We believe that we have complied with the terms of the PPA and federal law. If the USAO determines that our practices are inconsistent with the terms of the PPA, the USAO has stated that it may file a civil action against us under the Anti-fraud Injunction Act and seek a court order directing us to comply with the PPA or, potentially, proceed under some other legal theory. An adverse outcome in an Anti-fraud Injunction Act action could have a material adverse effect on us or our results of operation to the extent that we are barred from allocating a fixed amount of IGIV as available for sale at the Public Health Service price and are forced to give a preference to those purchasers over all other customers. We could also be subject to fines, damages, penalties, appointment of a monitor, or enhancement of existing compliance and training programs as a result of government action. We are cooperating with the investigation and intend to respond to information requests from the USAO.

Our ability to export products to Iran requires annual export licenses and the use of intermediate or advisory banks.

        For the three months ended March 31, 2010, we had sales of $1.2 million, or approximately 0.3% of our net revenue, and for the year ended December 31, 2009, we had sales of $22.2 million, or approximately 1.4% of our net revenue, to customers located in Iran pursuant to an export license which must be renewed annually. While our license has been renewed for 2010, should political tensions between the U.S. and Iran escalate, the export license might be revoked, resulting in the loss of sales. In addition, an advisory bank through whom we have previously conducted business in Iran has decided no longer to conduct this business and we will not be able to resume shipments to Iran until we find another advisory bank, which may or may not be possible.

Our ability to continue to produce safe and effective products depends on the safety of our plasma supply against transmittable diseases.

        Despite overlapping safeguards, including the screening of donors and other steps to remove or inactivate viruses and other infectious disease causing agents, the risk of transmissible disease through plasma-derived products cannot be entirely eliminated. For example, since plasma-derived therapeutics involve the use and purification of human plasma, there has been concern raised about the risk of transmitting HIV, prions, West Nile virus, H1N1 virus, or "swine flu", and other blood-borne pathogens. There are also concerns about the future transmission of H5N1 virus, or "bird flu." In the 1980s, thousands of hemophiliacs worldwide were infected with HIV through the use of contaminated Factor VIII. Bayer and other producers of Factor VIII, though not us, are defendants in numerous lawsuits resulting from these infections.

        New infectious diseases emerge in the human population from time to time. If a new infectious disease has a period during which time the causative agent is present in the bloodstream but symptoms are not present, it is possible that plasma donations could be contaminated by that infectious agent. Typically, early in an outbreak of a new disease, tests for the causative agent do not exist. During this early phase, we must rely on screening of donors (e.g., for behavioral risk factors or physical symptoms)

to reduce the risk of plasma contamination. Screening methods are generally less sensitive and specific than a direct test as a means of identifying potentially contaminated plasma units.

        During the early phase of an outbreak of a new infectious disease, our ability to manufacture safe products would depend on the manufacturing process' capacity to inactivate or remove the infectious agent. To the extent that a product's manufacturing process is inadequate to inactivate or remove an infectious agent, our ability to manufacture and distribute that product would be impaired.

        If a new infectious disease were to emerge in the human population, the regulatory and public health authorities could impose precautions to limit the transmission of the disease that would impair our ability to procure plasma, manufacture our products or both. Such precautionary measures could be taken before there is conclusive medical or scientific evidence that a disease poses a risk for plasma-derived products.

        In recent years, new testing and viral inactivation methods have been developed that more effectively detect and inactivate infectious viruses in collected plasma. There can be no assurance, however, that such new testing and inactivation methods will adequately screen for, and inactivate, infectious agents in the plasma used in the production of our products.

If our Clayton facility or other major facilities, or the facilities of our third-party suppliers, were to suffer a crippling accident, or a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period.

        Substantially all of our revenues are derived from products manufactured, and services performed, at our plant located in Clayton, North Carolina. In addition, a substantial portion of our plasma supply is stored at facilities in Benson, North Carolina, and our Clayton facility. Although we believe we have adopted and maintain safety precautions, including separate areas for different manufacturing processes, if any of these facilities were to be impacted by an accident or a force majeure event such as an earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators our revenues would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period and we could experience a loss of raw materials, work in process or finished goods inventory. Other force majeure events such as terrorist acts, influenza pandemic or similar events could also impede our ability to operate our business. In addition, in any such event, the reconstruction of our Clayton fractionation plant or our plasma storage facilities, the regulatory approval of the new facilities, and the replenishment of raw material plasma could be time-consuming. During this period, we would be unable to manufacture our products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes. While we maintain property damage and business interruption insurance with limits of $1 billion, these amounts may still be insufficient to mitigate the losses from any such event. We may also be unable to recover the value of the lost plasma or work-in-process inventories, as well as the sales opportunities from the products we would be unable to produce.

        A significant number of our plasma collection centers are in Texas and for the three months ended March 31, 2010 and the year ended December 31, 2009, approximately 22% and 20%, respectively, of our internally sourced plasma came from collection centers located near the United States border with Mexico. Donations at these centers could be impacted by changes in U.S. visa rules and the recently enacted healthcare reform legislation, which may require us beginning in 2012 to issue Internal Revenue Service Form 1099 to plasma donors. The cost of implementing this requirement, as well as its potential impact on the behavior of donors, is unknown at this time. In addition, we have a number of plasma centers in regions of the southeast which could be affected by natural disasters such as hurricanes. A disruption in our source of plasma due to events arising in a geographic region where many of our collection centers are located would limit our ability to maintain our current production levels of plasma-derived products.

If we experience equipment difficulties or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer.

        We depend on a limited number of companies that supply and maintain our equipment and provide supplies such as chromatography resins, filter media, glass and stoppers used in the manufacture of our products. In some cases we have only one qualified supplier. If our equipment should malfunction, the repair or replacement of the machinery may require substantial time and cost, which could disrupt our production and other operations. Our plasma collection centers rely on disposable goods supplied by Haemonetics Corporation and information technology systems hosted by a subsidiary of Haemonetics Corporation. Our plasma collection centers cannot operate without an uninterrupted supply of these disposable goods and the operation of these systems. We have experienced periodic outages of these systems, but a material outage would affect our ability to operate our collection centers. Alternative sources for key component parts or disposable goods may not be immediately available. Any new equipment or change in supplied materials may require revalidation by us and/or review and approval by the FDA, or foreign regulatory authorities, including the German Health Authority, which may be time-consuming and require additional capital and other resources. We may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. As a result, shipments of affected products may be limited or delayed. Our inability to obtain our key source supplies for the manufacture of our products may require us to delay shipments of products, harm customer relationships and force us to curtail operations.

We purchase nearly all of our specialty plasma used for the production of hyperimmunes from a limited number of companies under short-term contracts.

        We currently rely on three companies—Biotest Pharmaceuticals Corporation, Octapharma AG, and Advanced Bioservices, LLC (ABS), a subsidiary of Kedrion SpA, all of which are our direct competitors—to supply nearly all of our specialty plasma required for the production of our hyperimmunes, which represented $15.0 million, or 3.9%, of our net revenue for the three months ended March 31, 2010 and $74.2 million, or 4.8%, of our net revenue for the year ended December 31, 2009. Specialty plasma is plasma that contains antibodies to specific diseases, usually because the donor has been vaccinated. Our contracts with suppliers of specialty plasma are usually on a short term basis. Our contracts with Octapharma and ABS are set to expire on December 31, 2010 and our agreement with Biotest expires at year-end 2011. We are negotiating with Octapharma and ABS to extend these agreements. Depending upon these competitors' production plans, it may be difficult to increase the amounts of plasma we purchase from them or to renew our contracts in the future. Our inability to replace the volumes provided by these suppliers through our own plasma collection efforts or through increased specialty plasma deliveries from other third parties would materially adversely affect our business. To the extent that we develop a supply of specialty plasma from our own collection centers, such specialty plasma may come at the expense of the plasma we use for our other products. It would also take significant time to obtain the necessary regulatory approvals and develop a sufficient donor base.

We rely in large part on third parties for the sale, distribution and delivery of our products.

        In the U.S., we regularly enter into distribution, supply and fulfillment contracts with group purchasing organizations, home care companies, alternate infusion sites, hospital groups, and others. We are highly dependent on these contracts for the successful sale, distribution and delivery of our products. For example, we rely principally on group purchasing organizations and on our distributors to sell our IGIV product and on Centric Health Resources to fulfill prescriptions for Prolastin/Prolastin-C A1PI. If the parties with which we contract breach, terminate, or otherwise fail to perform under the agreements, our ability to effectively distribute our products will be impaired and our business may be materially and adversely affected. In addition, through circumstances outside of our control, such as general economic decline, market saturation, or increased competition, we may be unable to successfully renegotiate our contracts or secure terms which are as favorable to us. In addition, we rely on distributors for sales of our products outside the U.S. Disagreements or difficulties with our distributors supporting our export business could result in a loss of sales.

Product liability lawsuits against us could cause us to incur substantial liabilities, limit sales of our existing products and limit commercialization of any products that we may develop.

        Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution, and sale of plasma-derived therapeutic protein products. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

  •
  decreased demand for our products and any product candidates that we may develop;

  •
  injury to our reputation;

  •
  withdrawal of clinical trial participants;

  •
  costs to defend the related litigation;

  •
  substantial monetary awards to trial participants or patients;

  •
  loss of revenue; and

  •
  the inability to commercialize any products that we may develop.

        Bayer is the defendant in continuing litigation alleging that use of products manufactured at our Clayton site in the 1980s, prior to our formation transaction and carve-out from Bayer, resulted in the transmission of Hepatitis C virus and HIV to patients. Bayer is also a defendant in litigation alleging that thimerosal, a preservative that was added to some intra muscular (hyperimmune) immune globulin products until 1996 (at which time its use was discontinued), was the cause of autism and other disorders in children who received these products. While we are not a party to any of these actions, and Bayer has agreed to fully indemnify us from any claims or losses arising out of these actions, we cannot assure you that our products or any of their constituents or additives may not someday give rise to similar product liability claims that we will be forced to defend and which may have a material adverse affect on our business.

        We have a global insurance policy with limits of $100 million with a per claim deductible of $5 million and an aggregate deductible of $10 million. This amount of insurance may not be adequate to cover all liabilities that we may incur. We intend to expand our insurance coverage as our sales grow. Insurance coverage is, however, increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Our products and manufacturing processes are subject to regulatory requirements and authority, including over our manufacturing practices and any product recalls.

        Our products, and our advertising and promotional activities for such products, are subject to regulatory requirements, ongoing review, and periodic inspections by the FDA, the Office of the Inspector General of the Department of Health and Human Services and other regulatory bodies. In addition, the manufacture and packaging of plasma products are regulated by the FDA and comparable regulatory bodies in Canada, Europe and elsewhere and must be conducted in accordance with the

FDA's cGMP regulations and comparable requirements of foreign regulatory bodies, including the GHA.

        Later discovery of previously unknown problems with our products or failure by us or any third-party manufacturers, including Bayer, to comply with cGMP regulations, or failure to comply with regulatory requirements, may result in, among other things:

  •
  restrictions on such products or manufacturing processes;

  •
  withdrawal of products from the market;

  •
  voluntary or mandatory recall;

  •
  suspension or withdrawal of regulatory approvals and licenses;

  •
  cessation of our manufacturing activities, which may be for an extended or indefinite period of time;

  •
  product seizure; and

  •
  injunctions or the imposition of civil or criminal penalties.

        We could also be required to add warnings to our packaging or labeling that could negatively differentiate our product in the view of customers or patients.

        For example, we settled a dispute with a customer in September 2007 regarding intermediate material manufactured by us, which is used by this customer in their manufacturing process. We recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material, which we recovered in its entirety during 2008 as the related material was determined to be saleable, converted into final product, and sold to other customers. Similarly, during 2008, we recorded an additional inventory impairment provision of $2.6 million related to this dispute for products held in Europe, for which we recovered $0.8 million and $1.8 million during the years ended December 31, 2009 and 2008, respectively, as the impacted material was determined to be saleable, converted into final product, and sold to other customers.

        Separately, our plans to transition from Prolastin to our next generation therapy, Prolastin-C A1PI, could be affected by the approval timing of regulatory authorities. In March 2010, we launched Prolastin-C A1PI in the U.S. We anticipate that we will launch Prolastin-C A1PI in Canada during 2010. The launch in Europe will be delayed beyond the launch in North America because we have yet to receive European regulatory approval. Presently additional clinical trials are being required by European regulators as a precursor to Prolastin-C A1PI approval. Additionally, we could face further delays with respect to launches in specific European countries. To the extent regulatory authorities do not act within the same time-frame, we will need to operate both new and old manufacturing processes in parallel with overlapping crews, higher costs, and lower yields.

Certain of our other business practices are subject to scrutiny by regulatory authorities.

        The laws governing our conduct are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act, the False Claims Act and the Anti-Kickback Law, and any regulations promulgated under their authority, may result in jail sentences, fines, or exclusion from federal and state programs, as may be determined by Medicare, Medicaid and the Department of Defense and other regulatory authorities. Certain business practices, such as entertainment and gifts for healthcare providers, sponsorship of educational or research grants, charitable donations, and support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of influencing healthcare providers to prescribe particular products. Additional and stricter prohibitions could be implemented by federal and state authorities. Where such practices have been found to be improper incentives to use such products, government investigations and assessments of penalties against manufacturers have resulted. Many manufacturers have been required to enter into consent decrees or orders that prescribe allowable corporate conduct. We have developed and implemented a comprehensive Healthcare Compliance Program and provide an initial and annual refresher training for all employees whose activities may be subject to these requirements. There can be no assurance, however, that our marketing activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws rules and regulations.

        In addition, while regulatory authorities generally do not regulate physicians' discretion in their choice of treatments for their patients, they do restrict communications by manufacturers on unapproved uses of approved drugs or on the potential safety and efficacy of unapproved products in development. Companies in the U.S., Canada and European Union cannot promote approved products for other indications that are not specifically approved by the competent regulatory authorities (e.g., FDA in the U.S.), nor can companies promote unapproved products. In limited circumstances companies may disseminate to physicians information regarding unapproved uses of approved products or results of studies involving investigational products. If such activities fail to comply with applicable regulations and guidelines of the various regulatory authorities, we may be subject to warnings from, or enforcement action by, these authorities. Furthermore, if such activities are prohibited, it may harm demand for our products.

        Promotion of unapproved drugs or unapproved indications for a drug is a violation of the Federal Food, Drug and Cosmetic Act and subjects us to civil and criminal sanctions. Furthermore, sanctions under the Federal False Claims Act have recently been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use, and subsequent claims for reimbursement under Medicare and other federal programs. Similar actions for off-label promotion have been initiated by several states for Medicaid fraud. Violations or allegations of violation of the foregoing restrictions could materially and adversely affect our business.

        To market and sell our products outside of the U.S., we must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions. The approval procedures vary among countries in complexity and timing. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all, which would preclude us from commercializing our products in those markets. For example, while we completed a Mutual Recognition Procedure in the European Union, facilitating our ability to sell Prolastin A1PI in 15 European countries, we are in the process of discussing reimbursement on a country-by-country basis, which must be concluded before we can expect to significantly increase sales in a number of these countries. We have not been successful in receiving reimbursements to date and there can be no assurance when, if ever, we will receive reimbursement within those countries for Prolastin A1PI.

        In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals. In these countries, pricing discussions with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. Such trials may be time-consuming, expensive, and may not show an advantage in efficacy for our products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the United States or the European Union, we could be adversely affected.

        Our business involves the controlled use of hazardous materials, various biological compounds and chemicals. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. Additional federal, state, and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

        In addition, we export our products to a variety of countries whose legal regimes and business customs and practices differ significantly from those in the United States. A failure to comply with laws and regulations applicable to our international operations or export sales could expose us to significant penalties. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, anti-money laundering, import and trade restrictions, export requirements, including those of the U.S. Office of Foreign Assets Control, U.S. laws such as the Foreign Corrupt Practices Act, and local laws which also prohibit corrupt payments to governmental officials. While we require our employees to comply with applicable laws and we monitor legal compliance, we cannot be certain that our employees or agents will comply in all instances or that we will promptly identify violations. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could result in prohibitions on our ability to offer our products in one or more countries, and could also materially damage our reputation, our products' reputations, our international expansion efforts, our ability to attract and retain employees, our business and our operating results.

We are required to provide accurate pricing information to the U.S. government for the purpose of calculating reimbursement levels by the Centers for Medicare and Medicaid Services (CMS) and for calculating certain federal prices and federal rebate obligations.

        We are required to report detailed pricing information, net of included discounts, rebates and other concessions, to CMS for the purpose of calculating national reimbursement levels, certain federal prices, and certain federal rebate obligations. We have established a system for collecting and reporting this data accurately to CMS and have instituted a compliance program to assure that the information we collect is complete in all respects. If we report pricing information that is not accurate to the federal government, we could be subject to fines and other sanctions that could adversely affect our business. In addition, the government could change its calculation of reimbursement, federal prices, or federal rebate obligations which could negatively impact us.

We seek to obtain and maintain protection for the intellectual property relating to our technology and products.

        Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology and products, especially intellectual property related to our purification processes. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. We may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents issued to us or our licensors may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Additionally, most of our patents relate to the processes we use to produce our products, not the products themselves. In many cases, the plasma-derived products we produce or develop in the future will not, in and of themselves, be patentable. Since our patents relate to processes, if a competitor is able to design and utilize a process that does not rely on our protected intellectual property, that competitor could sell a plasma-derived product similar to one we developed or sell. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. In addition, we are a party to a number of license agreements which may impose various obligations on us, including milestone and royalty payments. If we fail to comply with these obligations, the licensor may terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

        Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. If a third party has also filed a U.S. patent application covering our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our anticipated U.S. patent position.

        We also rely on unpatented technology, trade secrets, know-how and confidentiality agreements with our employees, consultants and third parties to protect our unpatented proprietary technology, processes and know-how. We require our officers, employees, consultants and advisors to execute proprietary information and invention and assignment agreements upon commencement of their relationships with us. There can be no assurance, however, that these agreements will provide meaningful protection for our inventions, trade secrets or other proprietary information in the event of unauthorized use or disclosure of such information. These agreements may be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor to develop alternative products, we could face increased competition and lose a competitive advantage.

        We, like other companies in the pharmaceutical industry, may become aware of counterfeit versions of our products becoming available domestically and abroad. Counterfeit products may use different and possibly contaminated sources of plasma and other raw materials, and the purification process involved in the manufacture of counterfeit products may raise additional safety concerns, over which we have no control. Any reported adverse events involving counterfeit products that purport to be our products could harm our reputation and the sale of our products, in particular, and consumer willingness to use plasma-derived therapeutics generally.

We may infringe or be alleged to infringe intellectual property rights of third parties.

        Our products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. Third parties may own or control these patents or patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

        On May 21, 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly-owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina alleging that we infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI.

        If we are found to infringe the patent rights of a third party, or in order to avoid potential claims, we or our collaborators may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms.

        There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

        Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We try to ensure that our employees do not use the proprietary information or know-how of others in their work for us. We may, however, be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee's former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

We may not be able to commercialize products in development.

        Before obtaining regulatory approval for the sale of our product candidates or for marketing of existing products for new indicated uses, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

  •
  regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial within a country or at a prospective trial site respectively;

  •
  the regulatory requirements for product approval may not be explicit, may evolve over time and may diverge by jurisdiction;

  •
  our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or we may abandon projects that we had expected to be promising;

  •
  the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we currently anticipate, or participants may drop out of our clinical trials at a higher rate than we anticipate, any of which would result in significant delays;

  •
  our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

  •
  we might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

  •
  regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including non-compliance with regulatory requirements;

  •
  undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

  •
  the cost of our clinical trials may be greater than we anticipate;

  •
  the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate because we do not currently have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates;

  •
  an audit of preclinical or clinical studies by the FDA or other regulatory authority may reveal non-compliance with applicable regulations, which could lead to disqualification of the results and the need to perform additional studies; and

  •
  the effects of our product candidates may not be the desired effects or may include undesirable side effects or the product candidates may have other unexpected characteristics.

        If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

  •
  be delayed in obtaining marketing approval for our product candidates;

  •
  not be able to obtain marketing approval;

  •
  not be able to obtain reimbursement for our products in some countries;

  •
  obtain approval for indications that are not as broad as intended; or

  •
  have the product removed from the market after obtaining marketing approval.

        Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

        Even if preclinical trials are successful, we may still be unable to commercialize the product due to difficulties in obtaining regulatory approval for the process or problems in scaling the engineering process to commercial production. Additionally, if produced, the product may not achieve an adequate level of market acceptance by physicians, patients, healthcare payors and others in the medical community to be profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control, including:

  •
  the prevalence and severity of any side effects;

  •
  the efficacy and potential advantages over alternative treatments;

  •
  the ability to offer our product candidates for sale at competitive prices;

  •
  relative convenience and ease of administration;

  •
  the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies; the strength of marketing and distribution support; and

  •
  sufficient third-party coverage or reimbursement.

        Therefore, we cannot guarantee that any products which we may seek to develop will ever be successfully commercialized, and to the extent they are not, such products could be a significant expense with no reward.

If we experienced material weaknesses or fail to otherwise maintain effective internal control over financial reporting, there is more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected by our internal controls.

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We have identified and remediated material weaknesses in internal control over financial reporting in the past.

        Under the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to include a report by our management on the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2010. This report must contain an assessment by management of the effectiveness of our internal control over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal control over financial reporting is effective. Our annual report for the fiscal year ending December 31, 2010 must also contain a statement that our independent registered public accountants have issued an attestation report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accountants are unable to attest to the effectiveness of our internal control over financial reporting, the market's perception of our financial condition and the trading price of our stock may be adversely affected. Our inability to conclude that our internal control over financial reporting is effective would also adversely affect the results of the periodic management evaluations of our disclosure controls and procedures and internal control over financial reporting that will be required under the Sarbanes-Oxley Act of 2002.

Our future success depends on our ability to retain members of our senior management and to attract, retain and motivate qualified personnel.

        We are highly dependent on the principal members of our executive and scientific teams. The loss of the services of any of these persons might impede the achievement of our research, development, operational and commercialization objectives. In particular, we believe the loss of the services of Lawrence D. Stern, John M. Hanson, Mary J. Kuhn, Thomas J. Lynch, John R. Perkins, Joel E. Abelson, Stephen R. Petteway, John F. Gaither, Kari D. Heerdt, Daniel L. Menichella, James R. Engle and Bruce Nogales would significantly and negatively impact our business. We do not maintain "key person" insurance on any of our executive officers. We have employment contracts only with Messrs. Stern (through March 31, 2012), Hanson (through October 10, 2011) and Gaither (through September 5, 2011) and Ms. Heerdt (through April 1, 2011) and these expire on the dates indicated unless renewed. Our risk of key employee turnover may increase due to the vesting of restricted shares in March 2010 and options in April 2010 and due to the announcement of an agreement by Grifols S.A. to acquire Talecris.

        Recruiting and retaining qualified operations, finance and accounting, scientific, clinical and sales and marketing personnel will be critical to our success. We may not be able to attract and retain these personnel on acceptable terms, given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

        Federal cGMP regulations also require that the personnel we employ and hold responsible for the collection, processing, testing, storage or distribution of blood or blood components be adequate in number, educational background, training and experience, including professional training as necessary, or combination thereof, and have capabilities commensurate with their assigned functions, a thorough understanding of the procedures or control operations they perform, the necessary training or experience, and adequate information concerning the application of relevant cGMP requirements for their individual responsibilities. Our failure to attract, retain, and motivate qualified personnel may result in a regulatory violation, affect product quality, require recall or market withdrawal of affected product, or a suspension or termination of our license to market our products, or any combination thereof.

A substantial portion of our revenue is derived from a small number of customers, and the loss of one or more of these customers could have a material adverse effect on us.

        Three customers accounted for approximately 36% of our net revenues for both the three months ended March 31, 2010 and the year ended December 31, 2009. Similarly, our accounts receivable balances have also been concentrated with a small number of customers. Three customers accounted for approximately 34% and 31% of our accounts receivable, net, as of March 31, 2010 and December 31, 2009, respectively. In the event that any of these customers were to suffer an adverse downturn in their business or a downturn in their supply needs, our business could be materially adversely affected. We cannot guarantee that these customers will continue purchasing our products at past volumes, or, in the event that any of them were to cease doing business with us, that we could replace such customer on substantially similar terms or at all. Therefore, the loss of one or more of these customers could have a material adverse effect on our net sales, gross profit and financial condition. Under certain market conditions, our customers' liquidity may worsen and they may demand longer payment terms, higher early payment discounts, volume rebates and other concessions which would have adverse financial consequences on us.

        A significant amount of our U.S. Gamunex volume is contracted. As these contracts expire over the next few years, beginning in 2011, we may not be able to renew the commitments on as favorable terms, or at all.

        Since the late 1980s we have been the "supplier of record" for the Canadian blood system. Under existing contracts, we are the largest supplier of plasma-derived products to the Canadian blood system operators, Canadian Blood Services and Hema Quebec. We transport plasma from Canadian Blood Services and Hema Quebec collection centers to our manufacturing facility in Clayton, North Carolina for manufacture, and return the finished product, along with commercial product, for sale to Canadian Blood Services and Hema Quebec. Pricing for our products and services is set at the beginning of the contract period, subject to adjustment for inflation. The U.S. dollar based contracts are terminable upon default, or the occurrence of certain events, including a third party obtaining Canadian regulatory approval to introduce a significantly superior product or fractionation service, our products or services becoming obsolete, or if we make certain nonrelated improvements and Canadian Blood Services or Hema Quebec do not accept the associated price increase. We were awarded new five year contracts in December 2007, which became effective April 1, 2008. The contracts may be extended for two one-year terms upon agreement of the parties. Under these contracts, we fractionate 100% of the Canadian plasma initially and a majority of the Canadian plasma throughout the contract period and supply a majority of the Canadian requirements for IGIV during the contract term as well. Canadian Blood Services has elected to pursue a multi-source strategy and although we will continue to be the primary supplier, we anticipate annual volume declines because of their strategy. Hema Quebec has a sole source strategy for fractionation of their plasma and we expect our IGIV share to remain relatively constant through the duration of the contract. We derive significant revenue and profits under these contracts, and a failure to maintain contracts with the Canadian blood system operators or any diminution in the volume or price under future contracts could have a material adverse effect on our financial results.

Potential business combinations could require significant management attention and prove difficult to integrate with our business.

        If we become aware of potential business combination candidates that are complementary to our business, we may decide to combine with such businesses or acquire their equity or assets. We have acquired businesses or product lines in the past. For example, in April 2005, we acquired Precision Pharma Services, Inc., a contract fractionator located in Melville, New York, and in November 2006 and June 2007 we acquired groups of plasma collection centers in varying stages of development and assumed certain liabilities from IBR, a supplier of source plasma. We have since acquired additional plasma collection centers on a case by case basis. Business combinations generally may involve a number of difficulties and risks to our business, including:

  •
  failure to integrate management information systems, personnel, research and development, marketing, operations, sales and support;

  •
  potential loss of key current employees or employees of the acquired company;

  •
  disruption of our ongoing business and diversion of management's attention from other business concerns;

  •
  potential loss of the acquired company's customers;

  •
  failure to develop further the other company's technology successfully;

  •
  unanticipated costs and liabilities; and

  •
  other accounting and operational consequences.

        In addition, we may not realize the anticipated benefits from any business combination we may undertake in the future and any benefits we do realize may not justify the acquisition price. Any integration process would require significant time and resources, and we may not be able to manage the process successfully. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products. We may not successfully evaluate or utilize the acquired technology or accurately forecast the financial impact of a combination, including accounting charges or volatility in the stock price of the combined entity. If we fail to successfully integrate other companies with which we may combine in the future, our business and financial results could be harmed.

Risks Related to the 7.75% Notes

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt and take other actions that could diminish our ability to make payments on the 7.75% Notes when due.

        We and our subsidiaries may be able to incur substantially more additional indebtedness in the future, including by accessing approximately $322.9 million of unused available borrowing capacity under our existing revolving credit facility as of March 31, 2010. We are not fully restricted under the terms of the indenture governing the 7.75% Notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not prohibited by the terms of the indenture governing the 7.75% Notes, any of which actions could have the effect of diminishing our ability to make payments on the 7.75% Notes when due and further exacerbate the risks associated with our substantial indebtedness. Furthermore, the terms of the instruments governing our subsidiaries' indebtedness may not fully prohibit us or our subsidiaries from taking such actions. Although the indenture for the 7.75% Notes and our revolving credit facility contain covenants limiting indebtedness, these covenants are subject to a number of significant exceptions and qualifications.

Although the 7.75% Notes are referred to as "senior" notes, they are effectively subordinated to our and each guarantor's secured indebtedness and all obligations of our non-guarantor subsidiaries.

        The 7.75% Notes are our unsecured senior obligations and are guaranteed by our current and future domestic subsidiaries, subject to limited exceptions. The 7.75% Notes are not guaranteed by our foreign subsidiaries. Subsidiaries that we may establish or acquire in the future that are foreign subsidiaries, or that we may designate as unrestricted subsidiaries in accordance with the indenture, will not guarantee the 7.75% Notes. The 7.75% Notes are not secured by any of our assets. Our borrowings under our revolving credit facility are secured by substantially all of our assets, including' substantially all of the assets of our domestic subsidiaries (other than real property and certain accounts receivable).

        As a result of this structure, the 7.75% Notes are effectively subordinated to (1) all of our and each guarantor's secured indebtedness, to the extent of the value of the collateral, and (2) all indebtedness and other obligations, including trade payables, of our non-guarantor subsidiaries. The effect of this effective subordination is that, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding involving us or a subsidiary, the assets of the affected entity could not be used to pay holders of our 7.75% Notes until after:

  •
  all secured claims against the affected entity have been fully paid; and

  •
  if the affected entity is a non-guarantor subsidiary, all other claims against that subsidiary, including trade payables, have been fully paid.

        The lenders under our revolving credit facility or the holders of other secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to our revolving credit facility or our other secured indebtedness). The exercise of such remedies may adversely affect our ability to meet our financial obligations under the 7.75% Notes.

        As of March 31, 2010:

  •
  we had outstanding an aggregate of $10.0 million of secured obligations that are effectively senior to the 7.75% Notes, comprising capital leases; and

  •
  the non-guarantor subsidiaries had outstanding an aggregate of approximately $11.4 million of obligations, consisting of trade payables and other accrued expenses, which are effectively senior to the 7.75% Notes.

Our business operations may not generate the cash needed to service and repay the 7.75% Notes or our other indebtedness.

        Our ability to make payments on our indebtedness, including the 7.75% Notes, and to fund planned capital expenditures, will depend on our ability to generate cash in the future. Our ability to generate cash in the future will be subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

        There can be no assurance that our business will generate sufficient cash flows from operations or that we will have future borrowings available under our revolving credit facility in amounts sufficient to enable us to pay the interest and principal of our indebtedness when due or to fund other liquidity needs. At maturity, the entire outstanding principal amount of the 7.75% Notes will become due and payable by us. Our revolving credit facility matures in December of 2011. We may not be able to generate sufficient funds from operations to pay the principal of the 7.75% Notes or revolving credit facility when due. In that event, we will need to raise additional funds through the refinancing of all or part of our indebtedness on or before the maturity thereof, the sale of assets or the sale of equity securities. Each of these alternatives is dependent upon financial, business and other general economic factors affecting the credit and equity markets generally or our business in particular, many of which are beyond our control, and we can make no assurances that any such alternatives would be available to us, if at all, on satisfactory terms. In particular, our ability to refinance indebtedness on commercially reasonable terms or at all depends on market conditions at the time of refinancing. The terms of refinancing indebtedness may be materially less favorable to us than the terms of our current indebtedness. In addition, while we believe that consolidated cash flow generated by our operations will provide adequate sources of long-term liquidity for operations, a significant drop in operating cash flow resulting from economic conditions, competition or other uncertainties beyond our control could increase the need for refinancing or new capital.

        If we default in the payment of amounts due on the 7.75% Notes (or other outstanding indebtedness), it would give rise to an event of default under the indenture governing the 7.75% Notes and under the revolving credit facility (or the agreements governing our other debt) and possible acceleration of amounts due under the indenture and under the revolving credit facility (or those other agreements). A payment default under our revolving credit facility or any other debt document, or an acceleration of amounts due under the revolving credit facility (or other debt documents) would cause an event of default under the indenture governing the 7.75% Notes, if the amount of debt involved is $50.0 million or more. In the event of any acceleration, there can be no assurance that we will have enough cash to repay our outstanding indebtedness.

The indenture governing the 7.75% Notes and our revolving credit facility contain operating and financial restrictions on us that may limit our flexibility in operating our business.

        Under the indenture governing the 7.75% Notes and under the revolving credit facility, we are required to satisfy a number of covenants that may restrict our ability to conduct our operations. For instance, these covenants limit or prohibit, among other things, our ability to incur additional debt, pay dividends on, redeem or repurchase capital stock, make certain investments, enter into certain types of transactions with affiliates, engage in unrelated businesses, incur certain liens; make prepayments of certain indebtedness and sell certain assets or merge with or into other' companies. These covenants could adversely affect our operating results by significantly limiting our operating and financial flexibility.

        Our ability to comply with these covenants may be affected by events beyond our control, and any breach could require us to seek waivers or amendments of covenants or alternative sources of financing, or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained or, if obtained, would be on terms favorable to us. In addition, under our revolving credit facility, as amended, we are required to satisfy a fixed charge coverage ratio of at least 1.10 to 1.00 if our borrowing availability based on eligible collateral is less than $48.75 million. If we were unable-to meet this fixed charge coverage ratio, the lenders could elect to terminate the facility and require us to repay outstanding borrowings. In such an event, unless we are able to refinance the indebtedness coming due and replace our revolving credit facility, we would likely not have sufficient liquidity for our business needs to service our debt or fund operations.

We have a holding company structure and we will depend in part on distributions from our subsidiaries in order to pay amounts due on the 7.75% Notes; certain provisions of law or contractual restrictions could limit distributions from our subsidiaries.

        We derive substantially all of our operating income from, and hold substantially all of our assets through, our subsidiaries. The effect of this structure is that we will depend in part on the earnings of our subsidiaries, and the payment or other distribution to it of these earnings, in order to meet its obligations under the 7.75% Notes and other outstanding debt. Provisions of law, such as those requiring that dividends be paid only from surplus, could limit the ability of our subsidiaries to make payments or other distributions to us. Furthermore, our subsidiaries could in certain circumstances agree to contractual restrictions on their ability to make distributions. These restrictions could also render the subsidiary guarantors financially or contractually unable to make payments under their guarantees of the 7.75% Notes.

If we experience a change of control, we will be required to make an offer to repurchase the 7.75% Notes. However, we may be unable to do so due to lack of funds or covenant restrictions.

        If we experience a change of control (as defined in the indenture governing the 7.75% Notes), we will be required to make an offer to repurchase all outstanding 7.75% Notes at 101% of their principal amount, plus accrued but unpaid interest, if any, to the date of repurchase. However, we may be unable to do so because:

  •
  we might not have enough available funds, particularly since a change of control could cause part or all of our other indebtedness to become due; and

  •
  the agreements governing our credit facilities and other secured indebtedness would prohibit us from repurchasing the 7.75% Notes, unless we were able to obtain a waiver or refinance such indebtedness.

        As a result, a holder of 7.75% Notes may have to continue to hold 7.75% Notes even after a change of control.

        A failure to make an offer to repurchase the 7.75% Notes upon a change of control would give rise to an event of default under the indenture governing the 7.75% Notes and could result in an acceleration of amounts due thereunder. In addition, any such default under the indenture governing the 7.75% Notes would trigger a default under our revolving credit facility (which could result in the acceleration of all indebtedness thereunder). A change of control (as defined in the credit agreement), in and of itself, is also an event of default under our revolving credit facility, which would entitle our lenders to accelerate all amounts owing thereunder.

        In the event of any such acceleration, there can be no assurance that we will have enough cash to repay our outstanding indebtedness, including the 7.75% Notes.

A guarantee could be voided if the guarantor fraudulently transferred the guarantee at the time it incurred the indebtedness, which could result in the noteholders being able to rely only on us to satisfy claims.

        A guarantee that is found to be a fraudulent transfer may be voided under the fraudulent transfer laws described below. The application-of these laws requires the making of complex factual determinations and estimates as to which there may be different opinions and views.

        In general, federal and state fraudulent transfer laws provide that a guarantee can be voided; or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, at the time it incurred the indebtedness evidenced by its guarantee:

  •
  the guarantor intended to hinder, delay or defraud any present or future creditor; or

  •
  the guarantor received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee; and

  •
  was insolvent or rendered insolvent by reason of such incurrence;

  •
  was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they matured.

        In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

        The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

  •
  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

  •
  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they become due.

        We cannot predict:

  •
  what standard a court would apply in order to determine whether a guarantor was insolvent as of the date it issued the guarantee or whether, regardless of the method of valuation, a court would determine that the guarantor was insolvent on that date; or

  •
  whether a court would determine that the payments under the guarantee constituted fraudulent transfers or conveyances on other grounds.

        In the event that the guarantee of the 7.75% Notes by a guarantor is voided as a fraudulent conveyance, holders of the 7.75% Notes would effectively be subordinated to all indebtedness and other liabilities of that guarantor.

Our credit ratings may not reflect all the risks of any investment in our 7.75% Notes.

        Our credit ratings are an independent assessment of our ability to pay debt obligations as they become due. Consequently, real, or anticipated changes in our credit ratings will generally affect the market value of the 7.75% Notes. Our credit ratings, however, may not reflect the potential impact that risks related to structural, market or other factors may have on the value of our 7.75% Notes.

A holder of our 7.75% Notes may find it difficult to sell our 7.75% Notes.

        A holder of our 7.75% Notes may find it difficult to sell our 7.75% Notes because an active trading market for the 7.75% Notes may not develop.

        We do not intend to apply for listing or quotation of the 7.75% Notes or, if issued, the exchange notes, on any exchange. Therefore, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Although the initial purchasers of the 7.75% Notes have advised us that they intend to make a market in the 7.75% Notes, and, if issued, the exchange notes, they are not obligated to do so. Accordingly, any market-making activities of the initial purchasers may be discontinued at any time without notice.

        If a market for the 7.75% Notes does develop, it is possible that a holder of our 7.75% Notes will not be able to sell our 7.75% Notes or, if issued, the exchange notes at a particular time or that the prices that a holder would receive upon a sale will be favorable. It is also possible that any trading market that does develop for the 7.75% Notes or any exchange notes will not be liquid. Future trading prices of the 7.75% Notes and any exchange notes will depend on many factors, including:

  •
  our operating performance, financial condition and prospects, or the operating performance, financial condition and prospects of companies in the biopharmaceutical industry generally;

  •
  our ability to complete, if required, the offer to exchange the 7.75% Notes for the exchange notes;

  •
  the interest of securities dealers in making a market for the 7.75% Notes and any exchange notes;

  •
  prevailing interest rates; and

  •
  the market for similar securities.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. If a market for the 7.75% Notes develops, it is possible that the market for the 7.75% Notes and, if issued, the exchange notes will be subject to disruptions and price volatility. Any disruptions may have a negative effect on holders of the 7.75% Notes, regardless of our operating performance, financial condition and prospects.

If you fail to follow the exchange offer procedures, your outstanding notes will not be accepted for exchange.

        We will not accept your outstanding notes for exchange if you do not follow the exchange offer procedures. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of outstanding notes, we will not accept your outstanding notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

If you fail to exchange your outstanding notes for exchange notes, they will continue to be subject to the existing transfer restrictions and you may not be able to sell them.

        We did not register the outstanding notes under the Securities Act or any applicable state or foreign securities laws, nor do we intend to do so following the exchange offer. Outstanding notes that are not tendered in the exchange offer will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under applicable securities laws. As a result, if you hold outstanding notes after the exchange offer, you may not be able to sell them. To the extent any outstanding notes are tendered and accepted in the exchange offer, the trading market, if any, for the outstanding notes that remain outstanding after the exchange offer may be adversely affected due to a reduction in market liquidity.

If you are a broker-dealer, your ability to transfer the exchange notes may be restricted.

        A broker-dealer that purchased the outstanding notes for its own account as part of market-making or trading activities must comply with the prospectus delivery requirements of the Securities Act when it sells the exchange notes. Our obligation to make this prospectus available to broker-dealers is limited. Consequently, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their exchange notes.

Risks Related to our Common Stock

Talecris Holdings, LLC and its affiliated entities will continue to exercise significant control over us and could delay or prevent a change in corporate control.

        As of March 31, 2010, Talecris Holdings, LLC owned approximately 49.9% of our outstanding common stock. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC.

        As long as Talecris Holdings, LLC owns or controls such a substantial portion of our outstanding voting power, it may have the ability to delay or prevent a change in control of us that may be favored by other stockholders and may otherwise exercise substantial control over all corporate actions requiring stockholder approval:

  •
  the election and removal of directors and the size of our board;

  •
  any amendment of our certificate of incorporation or bylaws;

  •
  the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

  •
  the defeat of any non-negotiated takeover attempt that might otherwise benefit our other stockholders.

A majority of our board of directors will not be considered "independent" under the rules of The Nasdaq Global Select Market.

        Until January 21, 2010 a majority of our common stock was owned by Talecris Holdings, LLC. As a result, we are now phasing in the requirements under Nasdaq rules. A majority of the directors on each of our compensation committee and our nominating committee must continue to meet Nasdaq independence requirements after April 20, 2010. All directors on these committees will need to meet Nasdaq independence requirements by January 21, 2011. In addition, by January 21, 2011, a majority of our board of directors will need to be "independent" under Nasdaq rules. Failure to meet these requirements could result in our delisting. Currently, our board has determined that four of our directors are "independent."

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

        Provisions in our corporate charter and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions:

  •
  establish a classified board of directors such that not all members of the board are elected at one time;

  •
  allow the authorized number of our directors to be changed only by the affirmative vote of two-thirds of our shares of capital stock or by resolution of our board of directors;

  •
  limit the manner in which stockholders can remove directors from the board;

  •
  establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

  •
  require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

  •
  impose a "fair price" requirement that prohibits an acquiror attempting to effect a takeover of our company from utilizing a two tier price structure as part of a two stage acquisition of our outstanding stock;

  •
  limit who may call stockholder meetings;

  •
  require any stockholder (or group of stockholders acting in concert) who seek to transact business at a meeting or nominate directors for election to submit a list of derivative interests in any company securities, including any short interests and synthetic equity interests held by such proposing stockholder;

  •
  require any stockholder (or group of stockholders acting in concert) who seek to nominate directors for election to submit a list of "related party transactions" with the proposed nominee(s) (as if such nominating person were a registrant pursuant to Item 404 of Regulation S-K, and the proposed nominee was an executive officer or director of the "registrant"); and

  •
  authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquiror, effectively preventing acquisitions that have not been approved by our board of directors.

        For example, our certificate of incorporation authorizes the board of directors to issue up to 40,000,010 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined by our board of directors at the time of issuance or fixed by resolution without further action by the stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption rights, and sinking fund provisions. The issuance of preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent, or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders' control.

        Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. The restrictions contained in Section 203 are not applicable to any of our existing stock holders that own 15% or more of our outstanding voting stock.

Our quarterly results of operations may fluctuate and this fluctuation may cause our stock price to decline, resulting in losses to our investors.

        Our quarterly operating results are likely to fluctuate. A number of factors, many of which are not within our control, could cause variability in our operations and our operating results and may result in fluctuations in our stock price. These factors include the risks discussed elsewhere in this section, and may include:

  •
  contamination of products or material that does not meet specifications in production or final product which could result in recalls, write-offs and other costs;

  •
  changes in plasma procurement costs, yield, or other manufacturing costs that may increase our cost of goods sold for the period;

  •
  non-capitalizable costs associated with our capital projects;

  •
  seasonality of sales, particularly our hyperimmune products;

  •
  competitor activities, including new product introductions;

  •
  variations in product demand or price;

  •
  regulatory developments in the United States and elsewhere;

  •
  the departure of key personnel;

  •
  interest rate fluctuations impacting our floating rate revolving credit facility and foreign currency exchange rate fluctuations in the international markets in which we operate; and

  •
  general and industry-specific economic conditions that may affect our operations.

        If our quarterly operating results fail to meet the expectations of stock market analysts and investors, the price of our common stock may rapidly decline, resulting in losses to our investors.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

        Our stock price is likely to be volatile. The stock market has at times experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price at which they purchased their shares. The market price for our common stock may be influenced by many factors, including, but not limited to:

  •
  disruptions in, or shortages of, our plasma supply;

  •
  disruption of product supply, product availability, or product recalls;

  •
  results of clinical trials and regulatory review of our product candidates or those of our competitors;

  •
  introduction of competing products or the announcement by our competitors of their plans to do so;

  •
  new therapeutic technologies that may replace plasma-derived proteins;

  •
  regulatory or legal developments in the United States and other countries;

  •
  variations in our financial results or those of companies that are perceived to be similar to us;

  •
  healthcare reform legislation or other changes in the structure of healthcare payment systems;

  •
  pricing fluctuations due to changing market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts' reports or recommendations;

  •
  general economic, industry and market conditions; and

  •
  other factors described in this "Risk Factors" section.

We do not anticipate paying dividends in the foreseeable future.

        Although we declared a $73.2 million dividend to our stockholders on December 30, 2005 and a $760.0 million dividend to our stockholders on December 6, 2006, we currently anticipate that we will retain all funds for use in the operation of our business, and we do not anticipate paying any further cash dividends on our common stock for the foreseeable future. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market. We cannot guarantee that our common stock will appreciate in value.

Talecris Holdings, LLC has certain registration rights for its shares of our common stock, which, if exercised, may result in additional shares of our common stock being publicly available and may cause our stock price to decline, resulting in losses to our investors.

        Talecris Holdings, LLC, the holder of 61,175,236 shares of our common stock, has the right to require us to register these shares under the Securities Act under specified circumstances, as follows:

  •
  Demand and Form S-3 Registration Rights.  Beginning April 6, 2010, Talecris Holdings LLC, subject to specified limitations, may require that we register all or part of its shares of our common stock for sale under the Securities Act on an unlimited number of occasions. In addition, Talecris Holdings, LLC may from time to time make demand for registrations on Form S-3, a short form registration statement, when we are eligible to use this form.

  •
  Incidental Registration Rights.  If we register any of our common stock, either for our own account or for the account of other securityholders, Talecris Holdings, LLC is entitled to notice of the registration and to include its shares of common stock in the registration.

  •
  Limitations and Expenses.  Other than in a demand registration, with specified exceptions, Talecris Holdings, LLC's right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any demand registrations and any registrations on Form S-3 will be paid by us, and all selling expenses, including underwriting discounts and commissions, will be paid by the holders of the securities being registered.

        Upon exercise of any of these registration rights, additional shares of our common stock will be publicly available for purchase and this increased availability of shares in the marketplace could cause the price of our common stock to decline, resulting in losses to our investors.

Lock-up Agreements with our directors, executive officers and Talecris Holdings, LLC have recently expired, which may result in increased sales of our common stock.

        Lock-up Agreements with our directors, executive officers, and Talecris Holdings, LLC expired on March 29, 2010, which may result in increased sales of our common stock. As of April 26, 2010, we had outstanding 122,875,752 shares of common stock. Of these shares, 61,175,236 shares are held by Talecris Holdings, LLC and 2,603,276 shares are held by our directors and employees, including 186,600 unvested shares. In addition, as of April 26, 2010, we had exercisable options to purchase 10,582,424 shares of our common stock. Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. If sales activity increases, the price of our common stock may decline, resulting in losses to our investors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus, regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "would," "expects," "intends," "believes," "anticipates," "plans," "predicts," "estimates," "projects," "targets," "forecasts," "seeks," or the negative of such terms or other variations on such terms or comparable terminology. The forward-looking statements that we make are based upon assumptions about many important risk factors, many of which are beyond our control. Among the factors that could cause actual results to differ materially are the following:

  •
  the impact of competitive products and pricing;

  •
  recently enacted U.S. healthcare legislation, new legislation, regulatory action or legal proceedings affecting, among other things, the U.S. healthcare system, pharmaceutical pricing and reimbursement, including Medicaid, Medicare and the Public Health Service Program;

  •
  our ability to procure adequate quantities of plasma and other materials which are acceptable for use in our manufacturing processes from our own plasma collection centers or from third-party vendors;

  •
  our ability to maintain compliance with government regulations and licenses, including those related to plasma collection, production, and marketing;

  •
  our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates through our research and development activities;

  •
  the timing of, and our ability to, obtain and/or maintain regulatory approvals for new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

  •
  unexpected shut-downs of our manufacturing and storage facilities or delays in opening new planned facilities;

  •
  our and our suppliers' ability to adhere to cGMP;

  •
  our ability to manufacture at appropriate scale to meet the market's demand for our products;

  •
  legislation or regulations in markets outside of the U.S. affecting product pricing, reimbursement, access, or distribution channels;

  •
  our ability to resume or replace sales to countries affected by our Foreign Corrupt Practices Act investigation;

  •
  availability and cost of financing opportunities;

  •
  the impact of geographic and product mix on our sales and gross profit;

  •
  fluctuations in the balance between supply and demand with respect to the market for plasma-derived products;

  •
  interest rate fluctuations impacting our Revolving Credit Facility and foreign currency exchange rate fluctuations in the international markets in which we operate;

  •
  the impact of our substantial capital plan over the next five years; and

  •
  other factors identified elsewhere in this prospectus.

        No assurances can be provided as to any future financial results. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make. Unless legally required, we do not undertake to update or revise any forward-looking statements, even if events make it clear that any projected results, expressed or implied, will not be realized.

 USE OF PROCEEDS

        This exchange offer is intended to satisfy certain of our obligations under the Registration Rights Agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for each of the exchange notes, we will receive outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

 CAPITALIZATION

        The issuance of the exchange notes will not result in any changes in our capitalization.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

        The following is a summary of our historical consolidated financial data and the combined financial data for Bayer Plasma, our business predecessor, for the periods ended and at the dates indicated below. You are encouraged to read this information together with our consolidated financial statements and the related footnotes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The historical consolidated financial data for the years ended December 31, 2009, 2008, and 2007 and as of December 31, 2009 and 2008 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The historical consolidated financial data for the year ended December 31, 2006 and for the period from our inception through December 31, 2005 and as of December 31, 2007, 2006, and 2005 has been derived from our audited consolidated financial statements, which are not included in this prospectus. The historical combined financial data of our Predecessor for the three months ended March 31, 2005 and as of March 31, 2005 has been derived from our Predecessor's audited historical combined financial statements, which are not included in this prospectus.

        The unaudited interim consolidated financial data for the three months ended March 31, 2010 and 2009 and as of March 31, 2010 have been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. The unaudited interim consolidated financial data as of March 31, 2009 has been derived from our unaudited interim consolidated financial statements, which are not included in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as our annual audited consolidated financial statements and contain all material adjustments (consisting of normal recurring accruals and adjustments) necessary for a fair presentation of our financial position and results of operations. Operating results for the three months ended March 31, 2010 are not necessarily indicative of results that may be expected for the year ending December 31, 2010.

        The historical combined financial statements of Bayer Plasma are presented on a carve-out basis from the historical financial statements of Bayer AG and its affiliates. As Predecessor, we participated in Bayer's centralized cash management system and our net funding requirements were met by Bayer. We were not allocated interest costs from Bayer for use of these funds. The Predecessor's combined results of operations include all net revenue and costs directly attributable to our operations as Bayer Plasma, including all costs for supporting functions and services used by us at shared sites and performed by centralized Bayer organizations, presented on a carve-out basis, prior to our March 31, 2005 formation transaction. In Predecessor periods, the expenses for these services were charged to us based on a determination of the services provided primarily using activity-based allocation methods based primarily on revenue, headcount, or square footage. In Predecessor periods, Bayer also provided certain manufacturing services to us for the production of certain products at established transfer prices, which have been included in cost of goods sold.

        We believe that the comparability of our financial results between the periods presented in the table below is significantly impacted by the following items, many of which are more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

  •
  Financial impact related to our October 2009 IPO and refinancing transactions, including the repayment and termination of our First and Second Lien Term Loans; the issuance of our 7.75% Notes, the write-off of previously deferred debt issuance costs, and charges related to the settlement and termination of our interest rate swap contracts;

  •
  The increase in the number of shares of our common stock outstanding as a result of the issuance of new shares of our common stock in our IPO and to settle accrued dividends upon the conversion of our Series A and B preferred stock.

  •
  Costs and non-operating income associated with our terminated merger agreement with CSL;

  •
  Costs associated with our internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA);

  •
  Costs associated with the development and vertical integration of our plasma collection center platform;

  •
  Inventory impairment provisions, and subsequent recoveries, related to a plasma collection center cGMP issue;

  •
  Inventory impairment provisions, and subsequent recoveries, related to a customer dispute settlement regarding intermediate material;

  •
  Costs associated with share-based compensation awards and special recognition bonuses;

  •
  Costs associated with transition-related activities to establish an independent company apart from Bayer;

  •
  Non-operating income and costs related to a litigation settlement with Baxter;

  •
  Tax benefit due to the release of our deferred tax asset valuation allowance; and

  •
  The recognition of unallocated negative goodwill resulting from our formation transaction.

        We believe that a meaningful analysis of our financial results for the periods presented is enhanced by the use of non-GAAP financial measures, including EBITDA, adjusted EBITDA and Consolidated Cash Flow. The section "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" includes additional information regarding the use of non-GAAP financial measures and their limitations.

	Predecessor	Successor
							Three Months Ended March 31,
	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005	Years Ended December 31,
			2006	2007	2008	2009	2009	2010
	(in thousands, except share, per share, and ratio amounts)
Income Statement Data:
Net revenue:
Product	$245,500	$654,939	$1,114,489	$1,196,686	$1,334,550	$1,507,754	$364,863	$374,615
Other	—	13,039	14,230	21,823	39,742	25,455	6,932	6,346

Total	245,500	667,978	1,128,719	1,218,509	1,374,292	1,533,209	371,795	380,961
Cost of goods sold	209,700	561,111	684,750	788,152	882,157	901,077	209,201	217,351

Gross profit	35,800	106,867	443,969	430,357	492,135	632,132	162,594	163,610
Operating expenses:
SG&A	27,500	89,205	241,448	189,387	227,524	289,929	72,422	67,620
R&D	14,800	37,149	66,801	61,336	66,006	71,223	16,541	16,271

Total	42,300	126,354	308,249	250,723	293,530	361,152	88,963	83,891

(Loss) income from operations	(6,500)	(19,487)	135,720	179,634	198,605	270,980	73,631	79,719
Other non-operating (expense) income:
Interest expense, net	—	(21,224)	(40,867)	(110,236)	(96,640)	(74,491)	(21,345)	(11,263)
Merger termination fee	—	—	—	—	—	75,000	—	—
Equity in earnings of affiliate	—	197	684	436	426	441	89	147
Loss on extinguishment of debt	—	—	(8,924)	—	—	(43,033)	—	—
Litigation settlement	—	—	—	12,937	—	—	—	—

(Loss) income before income taxes and extraordinary items	(6,500)	(40,514)	86,613	82,771	102,391	228,897	52,375	68,603
(Provision) benefit for income taxes	(5,100)	(2,251)	(2,222)	40,794	(36,594)	(75,008)	(18,940)	(23,264)

(Loss) income before extraordinary items	(11,600)	(42,765)	84,391	123,565	65,797	153,889	33,435	45,339
Extraordinary items:
Gain (loss) from unallocated negative goodwill	—	252,303	(306)	—	—	—	—	—
Gain from settlement of contingent consideration due Bayer	—	13,200	3,300	—	—	—	—	—

Net (loss) income	$(11,600)	$222,738	$87,385	$123,565	$65,797	$153,889	$33,435	$45,339

(Loss) income before extraordinary items per common share:
Basic	$(1.45)	$(15.09)	$(119.83)	$65.58	$39.01	$4.56	$25.09	$0.37
Diluted	$(1.45)	$(15.09)	$(119.83)	$1.36	$0.71	$1.50	$0.36	$0.35
Cash dividends declared per common share:
Basic	—	$8.37	$132.82	—	—	—	—	—
Diluted	—	$8.37	$8.61	—	—	—	—	—
Weighted average common shares outstanding:
Basic	8,000,000	8,000,000	5,679,456	1,685,784	1,310,448	31,166,613	1,180,584	121,638,867
Diluted	8,000,000	8,000,000	5,679,456	91,065,600	92,761,800	102,514,363	93,357,568	128,183,189
Balance Sheet Data (at period end):
Cash and cash equivalents	—	$10,887	$11,042	$73,467	$16,979	$65,239	$12,599	$80,265
Total assets	$1,040,800	$705,249	$903,474	$1,142,322	$1,307,399	$1,445,005	$1,299,806	$1,490,712
Long-term debt, net of discount, and capital lease obligations	—	$250,366	$1,102,920	$1,129,692	$1,194,205	$605,267	$1,177,695	$605,211
Redeemable preferred stock	—	$20,631	$110,535	$110,535	$110,535	—	$110,535	—
Total parent's net investment/stockholders' equity (deficit)	$943,600	$152,835	$(528,980)	$(390,757)	$(316,725)	$582,154	$(272,806)	$637,030
Other Financial Data and Ratios (unaudited):
Liters of plasma fractionated	905	2,493	2,983	2,650	3,240	3,569	910	951
Gross margin	14.6%	16.0%	39.3%	35.3%	35.8%	41.2%	43.7%	42.9%
Operating margin	(2.6)%	(2.9)%	12.0%	14.7%	14.5%	17.7%	19.8%	20.9%
Ratio of earnings to fixed charges(1)	—	—	2.68	1.51	1.61	3.11	2.25	3.86

(1)
Earnings were insufficient to cover fixed charges and preference dividends by $43.2 million for the nine months ended December 31, 2005.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You are encouraged to read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related footnotes included at the end of this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See "Risk Factors" included elsewhere in this prospectus for a discussion of some of the important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained in the following discussion and analysis. See "Special Note Regarding Forward-Looking Statements" included elsewhere in this prospectus.

        All tabular disclosures of dollar amounts are presented in thousands. Percentages and amounts presented herein may not calculate or sum precisely due to rounding.

        A seven-for-one share dividend on our common stock was paid on September 10, 2009. All share and per-share amounts have been retroactively adjusted for all periods to reflect the share dividend.

BUSINESS OVERVIEW

        We are a biopharmaceutical company that develops, produces, markets, and distributes protein-based therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as primary immune deficiencies, CIDP, alpha-1 antitrypsin deficiency, bleeding disorders, and severe trauma. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. We are one of the largest producers and marketers in our industry. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers, or purchased from third parties, located in the United States. Plasma contains many therapeutic proteins, which we extract through a process known as fractionation at our Clayton, North Carolina and Melville, New York facilities. The fractionated intermediates are then purified, formulated into a final bulk, and aseptically filled into final containers for distribution. We also sell the fractionated intermediate materials. Our manufacturing facilities currently have the capacity to fractionate approximately 4.2 million liters of human plasma per year. We processed approximately 3.6 million liters of plasma in 2009, which represents a utilization rate of approximately 85% of our fractionation capacity. We anticipate that we will reach our fractionation capacity in the near term depending upon the demand for our products, the availability of source plasma and the impact of variability in yield among other factors. We plan to utilize available fractionation capacity in the near term, which will result in increased inventory levels in order to maintain pace with projected growth in product demand. Purification, filling, and finishing capacities are dependent on fraction mix. We operate in an industry that has experienced volume demand growth for plasma-derived therapies, both in the United States and worldwide, for more than twenty years, as well as industry consolidation. We believe worldwide unit volume demand for plasma-derived products, including IGIV, will grow over the long-term at a compound annual rate of approximately 6% to 8%.

        We have devoted significant resources on the development of our plasma collection center platform, which has included organic growth, the acquisition of plasma collection centers from IBR, and third-party plasma center development agreements, primarily with IBR, under which we provided financing for the development of plasma collection centers that are dedicated to our plasma collection. As of March 31, 2010, our integrated plasma collection center platform consisted of 69 operating centers, of which 64 were licensed and 5 were unlicensed. These centers collected approximately 69% and 62% of our plasma during the three months ended March 31, 2010 and the year ended December 31, 2009, respectively. Our plan is for our plasma collection center network, once it fully matures, to provide greater than 90% of our current plasma requirements. We will need to significantly increase plasma collections generated from TPR in the near term to offset the expected decrease in plasma supplied by third parties and planned increases in our fractionation to meet anticipated demand. CSL Plasma, Inc, a subsidiary of CSL Limited (CSL), which is one of our major competitors, is currently our largest third party plasma supplier. Our minimum purchase commitments under that supply agreement decline from 550,000 liters in 2010 to 200,000 liters in 2013, the final year of the agreement. We have the ability to obtain additional annual volumes above the minimum purchase commitments under the terms of the agreement, which provides us additional flexibility as we increase internal production. We have notified CSL Plasma, Inc. that we will not elect to take optional volumes under the contract in 2011. To meet our plasma requirements, we may increase donor fees, increase marketing expenses, and expand plasma center hours of operation, among other initiatives, which may result in an increase to our cost per liter of plasma. The successful development and operation of our plasma collection center network depends on a number of factors, including our ability to obtain and maintain center licensure by the U.S. FDA and foreign regulatory authorities, which is required in order to release collected plasma into our manufacturing process.

        We have historically experienced higher costs of production as a result of higher costs of raw materials, particularly plasma, due to limited third-party supply and the development and remediation of our internal plasma collection platform. The development of Talecris Plasma Resources, Inc. (TPR) has also resulted in excess period costs charged directly to cost of goods sold. These excess period costs reflect the under-absorption that results from lower plasma collections at newly opened centers as they scale operations and the larger TPR infrastructure necessary to support the development of our plasma collection platform. We have substantially reduced both the collection cost per liter and the amount of excess period costs charged directly to cost of goods sold as a result of the maturation of our plasma collection platform. Decreasing collection costs and the reduction of excess period costs, combined with leveraging our manufacturing facilities as a result of higher volumes, have contributed to improving gross margin. Our cost of goods sold reflects $2.0 million and $14.4 million for the three months ended March 31, 2010 and 2009, respectively, and $44.0 million, $98.5 million, and $70.1 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to excess period costs associated with TPR. We expect that unabsorbed TPR infrastructure and start-up costs will continue to decline in 2010 as compared to prior periods. This benefit will be partially offset by higher cost of goods sold due to yield variability, less efficient utilization of each incremental liter of plasma fractionated as we increase Gamunex production, and non-capitalizable costs associated with our capital projects, particularly the construction of our new fractionation facility.

        Our U.S. sales force is comprised of three specialty teams focused on Immunology/Neurology for the promotion of Gamunex for use in PI, ITP and CIDP; Pulmonary for the promotion of Prolastin and Prolastin-C A1PI with an emphasis on patient identification; and Hematology/Specialty which promotes Koate, Thrombate III and our hyperimmune products. In addition to this direct sales force, we also have managed markets and national accounts sales teams that manage relationships and contracting efforts with GPO's, distributors, home healthcare and specialty pharmacy providers and private commercial payors. In addition to our U.S. operations, we have sales and marketing operations located in Germany, Canada as well as a team dedicated to the development of other international markets. We believe that we are well positioned in the IGIV market given the features and benefits of Gamunex including that it is a sugar-free, 10% liquid that is produced with a patented caprylate process. As a result of eliminating our plasma supply constraints, the attributes of Gamunex and its approval for CIDP have resulted in significant increases in our share of sales. Our unique Prolastin/Prolastin-C direct-to-patient distribution model in the U.S. provides a high degree of patient loyalty and compliance. Internationally, Prolastin is the only A1PI product licensed in Canada and is the only A1PI product that has completed the European Mutual Recognition Process, which has resulted in licensure in 15 countries and we are currently established in six of these markets. These factors underpin our success in sustaining a 76% share of sales of the world wide A1PI market for 2007 according to MRB. In March 2010, we launched Prolastin-C A1PI, our next generation A1PI product, in the U.S.

        As a result of our past and ongoing investment in research and development (R&D), we believe that we are positioned to continue as a leader in the plasma-derived therapies industry. We have a strong commitment to science and technology with a track record of accomplishments and pipeline opportunities. We focus our R&D efforts in three key areas: continued enhancement of our process technologies (including pathogen safety), life cycle management for our existing products (including new indications), and the development of new products.

        The successful development of our plasma collection platform, as well as our plasma supply agreement with CSL Plasma, Inc., have provided increasing levels of plasma liters which has yielded additional volume of plasma-derived therapies as well as operational efficiencies. Although in the near term, we plan to continue to increase the volume of liters fractionated and the production of our plasma-derived therapies, particularly Gamunex IGIV, we will continue to encounter manufacturing capacity constraints for plasma-derived Factor VIII and albumin. Consequently, as we increase production of Gamunex IGIV, we expect to be less efficient in the utilization of each incremental liter fractionated, which will negatively impact gross margin. In response to our capacity constraints, we expect to increase our capital spending to a currently estimated $750 million to $800 million over the next five years beginning in 2010 on a cumulative basis. The successful execution of this capital plan will be necessary to support our planned future volume growth, particularly with the anticipation that we will reach fractionation capacity in the near term, launch new product introductions and complete strategic initiatives. Additional information regarding the nature of our currently planned capital projects is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

HIGHLIGHTS

        Our 2010 first quarter and 2009 financial and business highlights are included below.

  Financial Highlights for the 2010 First Quarter

  •
  Total net revenue increased $9.2 million to $381.0 million for the three months ended March 31, 2010 as compared to $371.8 million for the three months ended March 31, 2009.

  •
  Gross margin was 42.9% and 43.7% for the three months ended March 31, 2010 and 2009, respectively.

  •
  Operating margin improved 111 basis points to 20.9% for the three months ended March 31, 2010 as compared to 19.8% for the three months ended March 31, 2009.

  •
  Net income improved to $45.3 million, an increase of 35.6%, for the three months ended March 31, 2010 as compared to $33.4 million for the three months ended March 31, 2009.

  •
  Diluted earnings per common share were $0.35 and $0.36 for the three months ended March 31, 2010 and 2009, respectively. On a pro forma basis, our diluted earnings per common share were $0.28 for the three months ended March 31, 2009. Additional information regarding pro forma diluted earnings per common share is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

  •
  Operating cash flows were $30.7 million and $34.8 million for the three months ended March 31, 2010 and 2009, respectively. Capital expenditures were $17.7 million and $8.1 million for the three months ended March 31, 2010 and 2009, respectively.

  Financial Highlights for the Year Ended December 31, 2009

  •
  Total net revenue increased 11.6% for the year ended December 31, 2009 to $1.533 billion as compared to $1.374 billion for the year ended December 31, 2008.

  •
  Gross margin improved 540 basis points to 41.2% for the year ended December 31, 2009 as compared to 35.8% for the year ended December 31, 2008.

  •
  Operating margin improved 320 basis points to 17.7% for the year ended December 31, 2009 as compared to 14.5% for the year ended December 31, 2008.

  •
  Net income, inclusive of the $48.8 million after-tax income from the CSL merger termination fee and the $26.3 million after-tax charges incurred as a result of our refinancing transactions, increased 133.9% for the year ended December 31, 2009 to $153.9 million as compared to $65.8 million for the year ended December 31, 2008.

  •
  Diluted earnings per share, inclusive of the CSL merger termination fee and the charges related to our refinancing transactions, were $1.50 for the year ended December 31, 2009 as compared to $0.71 for the year ended December 31, 2008.

  •
  Operating cash flows, inclusive of the CSL merger termination fee and the charges related to our refinancing transactions, were $234.2 million for the year ended December 31, 2009, reflecting an improvement of $201.1 million over 2008.

        Our U.S. GAAP financial results for the year ended December 31, 2009 include the impact of the CSL merger termination fee and charges related to our refinancing transactions. These items impact our U.S. GAAP financial results for the year ended December 31, 2009 as follows:

	Pre-Tax Amount	Income Tax Expense (Benefit)	Net Income	Diluted Earnings Per Common Share
U.S. GAAP	$228,897	$75,008	$153,889	$1.50
Less specific items:
Merger termination fee	(75,000)	26,250	(48,750)	(0.48)
Write off of deferred debt issuance costs	12,141	(4,711)	7,430	0.07
Loss on extinguishment of interest rate swap contracts	30,892	(11,986)	18,906	0.19

Excluding specific items	$196,930	$84,561	$131,475	$1.28

        We believe that a meaningful analysis of our financial results for the year ended December 31, 2009 is enhanced by the use of non-GAAP net income and diluted earnings per share. The section titled "Non-GAAP Financial Measures" includes additional information regarding the use of non-GAAP financial measures and their limitations.

  Initial Public Offering and Refinancing Highlights

  •
  On October 6, 2009, we completed our initial public offering (IPO) of 56,000,000 shares of our common stock at an offering price of $19.00 per share for an aggregate offering of $1.064 billion. We received net proceeds of $519.7 million from the issuance of 28,947,368 new shares of common stock. These proceeds were used to repay principal under our then existing First and Second Lien Term Loans. We did not receive any proceeds from the selling stockholders' sale of 27,052,632 shares of common stock in the offering.

  •
  On October 15, 2009, we amended certain provisions under our Revolving Credit Facility, including increasing our capital expenditure baskets so that we will be permitted to make capital expenditures of up to $225 million in each of 2010 and 2011. Additionally, the amendment provided that the capital expenditure covenant is not applicable as long as our leverage ratio is less than or equal to 2.00 to 1.00. The amendment also provides that we will maintain minimum availability of $48.75 million.

  •
  In October 2009, our corporate family credit ratings were increased to BB (Stable Outlook) by Standard and Poor's and to Ba3 (Stable Outlook) by Moody's Investor Services.

  •
  On October 21, 2009, we completed the issuance of $600.0 million, 7.75% Senior Unsecured Notes, due November 15, 2016 at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. We used the net proceeds to us of $583.9 million to repay principal and interest amounts of $499.6 million under our First and Second Lien Term Loans, which were subsequently terminated, $55.6 million to repay principal under our Revolving Credit Facility, and $28.7 million to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million. We also expensed the remaining balance of $12.1 million in deferred financing charges related to the First and Second Lien Term Loans. Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million.

  •
  As of December 31, 2009, Talecris Holdings, LLC held approximately 50.1% of our outstanding common stock. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Subsequent to December 31, 2009, the ownership of our outstanding common stock by Talecris Holdings, LLC was diluted below 50%. As of March 31, 2010, Talecris Holdings, LLC owned approximately 49.9% of our outstanding common stock.

  Other Business Highlights

  •
  In June 2009, we and CSL agreed to terminate the definitive merger agreement entered into on August 12, 2008, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. The closing of the transaction was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. CSL paid us a merger termination fee of $75.0 million (after tax amount of $48.8 million), which is included as other non-operating income in our consolidated income statement for the year ended December 31, 2009. The U.S. Federal Trade Commission's complaints were subsequently dismissed.

  •
  In June 2009, the Paul-Ehrlich Institute approved the inclusion of chronic inflammatory demyelinating polyneuropathy (CIDP) as a new indication for our Gamunex IGIV product. According to European Union regulations, this approval has been agreed upon by all of the Concerned Member States through a Mutual Recognition Procedure (MRP), resulting in approval of the CIDP indication in 17 European countries (16 through the MRP process and 1 (Switzerland) through a National License). We began CIDP marketing activities in two European countries in 2009 and we expect to launch marketing activities in an additional three European countries in 2010.

  •
  In June 2009, we were granted orphan drug designation by the U.S. Food and Drug Administration (FDA) for the development of Plasmin (Human) to treat acute peripheral arterial occlusion (aPAO), a condition in which arterial blood flow to the extremities, usually the legs, is blocked by a clot. During the first quarter of 2010, we completed our Phase I clinical trial related to our investigation of Direct Acting Thrombolytic (DAT) Plasmin to assess its ability to treat aPAO. We are currently finalizing the design of our Phase II clinical trial, which we plan to initiate in the second half of 2010 in several countries outside of the U.S. In October 2009, we received approval from the Paul Ehrlich Institute to proceed with a proof of concept trial for Plasmin to treat ischemic stroke in Germany, adding to our approval in Australia, Canada, France, Spain and the United Kingdom.

  •
  In October 2009, we received U.S. FDA approval for our next generation A1PI product, Prolastin-C. A post-approval clinical trial was required as a condition for approval. We also submitted a supplemental New Drug Submission (sNDS) to Health Canada for the approval of Prolastin-C A1PI in March 2009 and Prolastin-C A1PI was approved for use in Canada in February 2010. Presently, additional clinical trials are being required by European authorities as a precursor to Prolastin-C A1PI approval in Europe. Prolastin-C A1PI is a new concentrated version of our Prolastin A1PI product, which has improved yields and higher concentration. As a result, the infusion time for patients will be significantly reduced. The manufacturing process for Prolastin-C A1PI incorporates technological advances such as nanofiltration, a virus exclusion technology, and cation exchange chromatography, an additional purification step. The manufacturing technological advances contributed to a yield improvement of approximately 40%. In March 2010, we launched Prolastin-C A1PI in the United States and through March 31, 2010, we have successfully converted approximately 44% of our U.S. Prolastin patients to Prolastin-C A1PI. We anticipate that the conversion of all remaining U.S. Prolastin patients to Prolastin-C A1PI will be completed by the end of the 2010 second quarter.

  •
  During the fourth quarter of 2009, we completed the acquisition of the remaining two plasma collection centers under our center development agreement with International BioResources, L.L.C. and affiliated entities (IBR), completing a significant milestone in our plasma platform development, which began in 2006.

  •
  In February 2010, we were granted orphan drug designation by the U.S. FDA for the development of an aerosol formulation of A1PI to treat congenital alpha 1- antitrypsin (AAT) deficiency. AAT deficiency is a chronic, hereditary condition that increases the risk of certain diseases, particularly emphysema. Currently, there are no approved, inhaled treatments available for the treatment of AAT. We received a similar orphan drug designation for the aerosolized form of A1PI from the European Commission in June of 2008. We have decided not to initiate an aerosol trial with plasma-derived Prolastin-C A1PI.

  •
  In March 2010, we began construction of our new fractionation facility located in Clayton, North Carolina. The new fractionation facility, which is expected to be operational in 2015, will have the capacity to fractionate 6.0 million liters of human plasma annually.

  •
  During the first quarter of 2010, we received approval to proceed with the proof of concept trial for plasma-derived Plasmin to treat ischemic stroke in six countries outside of the U.S.

BUSINESS STRATEGY

        Our business strategy is summarized as follows:

  Achieve Cost Efficiencies in Our Plasma Collection Platform

        In 2006, we made the strategic decision to vertically integrate our plasma supply chain in order to enhance the predictability, sustainability, and profitability of our plasma supply. Our rapid vertical integration of our plasma supply was accomplished through the development of an extensive infrastructure to manage the multiple work streams necessary to accomplish the development of our current plasma collection platform. The infrastructure necessary to integrate the centers we acquired from IBR in November 2006 and to open new centers which formed our sixty-nine center system included third party consultants as well as additional management. Given that it generally takes three to four years to mature a plasma center, many of our centers are immature. We have eliminated the third party consultants used to develop the platform and reduced the management necessary to drive the platform development resulting in a significant reduction in cost. Additionally, as we increase the utilization of the platform, we achieve economies of scale that result in lower cost per liter. These factors will lead to improving cost per liter of plasma collected and the elimination of unabsorbed TPR infrastructure and start-up costs charged directly to cost of goods sold. Consequently, we expect that the improvement in our plasma collection costs will provide a near-term gross margin improvement opportunity.

  Improve Operating Leverage through Increased Recovery of Plasma Proteins

        We seek to improve our profitability by capitalizing on the operating leverage in our business model. A significant portion of our cost structure, other than raw materials, is relatively fixed and therefore incremental volume contributes significant additional profit. Our capital expenditure plan is designed, in part, to facilitate the production of an increasing volume of existing and new products from each liter of plasma. We currently have purification capacity constraints related to the production of albumin and Koate, our plasma-derived Factor VIII product. We also expect to be less efficient in the utilization of each incremental liter of plasma fractionated as we increase Gamunex production, which will result in gross margin erosion. Additionally, we anticipate that we will reach our fractionation capacity in the near future. Consequently, we have embarked on a capital spending plan which we currently estimate will be in the range of $750 million to $800 million on a cumulative basis from 2010 through 2014. Key elements of this plan include a new fractionation facility currently estimated to range from $280 million to $300 million, based on conceptual engineering, to expand our fractionation capacity from 4.2 million liters to 6.0 million liters. This 43% capacity expansion will allow us to keep pace with expected demand growth for plasma-derived products and will provide a balance with our Gamunex purification capacity. We also plan to expand albumin and Koate purification capacities. We are targeting 2015 for commercial production from our new fractionation facility, with additional albumin and Koate purification capacities available in the next five to six years. This capacity expansion will allow us to improve the utilization of the proteins in each liter of plasma which should result in additional margin improvement opportunities once completed.

  Enhance Growth through New Plasma-Derived and Recombinant Proteins

        We continue to pursue growth through our internal development capabilities and in-licensing of new technologies and products. Increases in our research and development spending will be driven by our emphasis on new plasma-derived molecules as well as the development of our recombinant capabilities in addition to our life cycle management activities, particularly as they relate to A1PI. We believe that our plasma-derived and recombinant Plasmin therapies hold particular promise. Plasmin is a natural protein that dissolves blood clots for which we are pursuing two versions. We are developing a plasma-derived molecule, which recently completed a Phase I clinical trial for aPAO and a commercial process to produce a recombinant form to treat ischemic stroke. Additionally, we are developing recombinant versions of Factor VIII and A1PI through the use of human cell lines. If successful, the development of these therapies could significantly improve our revenue and profitability. In addition, our external business development will focus on proteins where we have synergies or core competencies in research, manufacturing and/or marketing.

  Broaden Geographic Reach

        During 2009, approximately 80% of our net revenue was generated in North America; whereas North America represented only approximately 40% of global plasma product sales in 2007, according to MRB. For the three months ended March 31, 2010, approximately 82% of our net revenue was generated in North America. Although our business is concentrated in North America, we see significant opportunities to broaden our geographic reach in Europe as well as the rest of the world. In terms of A1PI, there are a number of European countries with registries of identified A1PI patients whose healthcare systems currently do not provide for reimbursement for the use of A1PI therapy. We hope to obtain reimbursement for these patients as we engage with the respective governmental healthcare organizations, patient advocacy groups and supporting physicians and scientists. We also believe that the approval for the CIDP indication in 17 European countries will facilitate Gamunex market expansion. Additionally, we believe that the demand for plasma-derived therapies, particularly

IGIV, Factor VIII and albumin are increasing internationally with improving socio-economic conditions and medical education regarding the benefits of plasma-derived therapies. Until our facilities are expanded as described above, significant growth in our international distribution will be limited and our focus will be on developing channels and relationships.

HEALTHCARE REFORM

        In March 2010, healthcare reform legislation was enacted in the U.S. This legislation contains several provisions that impact our business.

        Although many provisions of the new legislation do not take effect immediately, several provisions became effective in the first quarter of 2010. These include (1) an increase in the minimum Medicaid rebate to states participating in the Medicaid program from 15.1% to 23.1% of the Average Manufacturer Price (AMP) on our branded prescription drugs, with a limitation of this increase on clotting factors to 17.1% of AMP; (2) the extension of the Medicaid rebate to Managed Care Organizations that dispense drugs to Medicaid beneficiaries; and (3) the expansion of the 340(B) Public Health Services (PHS) drug pricing program, which provides hospital outpatient drugs at reduced rates, to include additional hospitals, clinics, and healthcare centers. We do not believe that these new provisions will have a material impact on our 2010 financial results. Additional legislative changes to the 340(B) program have been proposed, though it is too early to determine which changes will be adopted, or what their impact will be.

        Beginning in 2011, the new law requires that drug manufacturers provide a 50% discount to Medicare beneficiaries whose prescription drug costs cause them to be subject to the Medicare Part D coverage gap (i.e. the "donut hole"). Also, beginning in 2011, we will be assessed our share of a new fee assessed on all branded prescription drug manufacturers and importers. This fee will be calculated based upon each organization's percentage share of total branded prescription drug sales to U.S. government programs (such as Medicare, Medicaid and VA and PHS discount programs) made during the previous year. The aggregated industry wide fee is expected to range from $2.5 billion to $4.1 billion annually between 2011 and 2018 and remain at $2.8 billion in 2019 and subsequent years.

        Beginning in 2012, the new law may require us to issue Internal Revenue Service Form 1099's to plasma donors. The cost of implementing this requirement, as well as its potential impact on the behavior of donors, is unknown at this time.

        Presently, uncertainty exists as many of the specific determinations of the healthcare reform legislation will be developed as regulatory bodies interpret the law and enact new regulations. For example, determinations as to how the Medicare Part D coverage gap will operate and how the annual fee on branded prescription drugs will be calculated and allocated remain to be clarified. As noted above, these programs will not be effective until 2011.

PRINCIPAL PRODUCTS

        The majority of our sales are concentrated in the therapeutic areas of: Immunology/Neurology, primarily through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, as well as CIDP, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our products, Gamunex IGIV (Gamunex or Gamunex IGIV) and Prolastin A1PI (Prolastin or Prolastin A1PI) and our recently approved next generation A1PI product, Prolastin-C. Sales of Gamunex and Prolastin together comprised 76.9% and 75.3% of our net revenue for the three months ended March 31, 2010 and 2009, respectively, and 74.7%, 72.3%, and 75.8% of our net revenue for the years ended December 31, 2009, 2008, and 2007, respectively. We have contracted commitments from our customers for a substantial portion of our U.S. IGIV volume over the next three years. We are also the primary supplier of Canadian IGIV under our contracts with Canadian Blood Services (CBS) and Hema Quebec. We also have a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B, hepatitis A, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care/hemostasis including the treatment of hemophilia, an anti-coagulation factor, as well as albumin to expand blood volume. Our products are primarily prescribed by specialty physicians, including neurologists, immunologists, pulmonologists and hematologists. In March 2010, we launched Prolastin-C A1PI, our next generation A1PI product, in the United States. Although we sell our products worldwide, the majority of our sales were concentrated in the United States and Canada for the periods presented. Information regarding our largest two products is included below.

        Additional information regarding our product portfolio is included in "Business—Products." Additional information regarding recent regulatory activities with respect to our products and product candidates is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Highlights—Other Business Highlights."

  Gamunex IGIV

        In 2003, we became the first producer to commercialize a high concentration 10% caprylate/chromatography purified liquid version of IGIV through our Gamunex product. We use a patented caprylate purification process in the production of Gamunex, which results in higher yields of the fragile IgG proteins compared to harsher purification processes. The caprylate process maintains the integrity of the IgG protein by allowing it to remain in solution during processing, maximizing the biologic integrity and purity. Gamunex is a ready-to-use, sugar-free 10% liquid, which simplifies infusions by eliminating the need for time-consuming reconstitution processes necessary with lyophilized products. Gamunex IGIV is the only IGIV product approved for CIDP in the U.S., Canada, and 17 countries in the European Union. As such, Gamunex is the only IGIV approved for any indication in neurology in North America. Further, the U.S. FDA granted Gamunex IGIV orphan drug status, which provides marketing exclusivity for the CIDP indication in the U.S. until September of 2015. We expect a number of competitors to launch 10% liquid IGIV products for other indications in the near term.

        We believe it is our comprehensive set of features, together with our history as the first producer of a ready-to-use liquid IGIV product in North America and our reputation for quality and innovation, that has resulted in a high level of brand recognition among prescribing physicians and the patient community and has contributed to us maintaining a leading position in sales of IGIV in the industry. We have contracted commitments from our customers for a substantial portion of our U.S. IGIV volume over the next three years. We are also the primary supplier of Canadian IGIV under our five year contracts with CBS and Hema Quebec, which became effective April 1, 2008. We anticipate annual volume declines in Canada due to CBS' objective to have multiple sources of supply. We expect to offset the volume decline with increased sales in Europe as well as in other international markets. We have also filed a supplemental Biologics License Application with the FDA for a subcutaneous version of Gamunex which we expect to receive approval in 2010.

  Prolastin/Prolastin-C A1PI

        Our Prolastin A1PI was the first A1PI product licensed and, consequently, has benefited from a first-mover advantage in the industry. Prolastin A1PI was the only A1PI licensed product until 2003, when two competitors launched competing products in the U.S. Our Prolastin A1PI product continues to maintain the leading share of sales in North America and Europe as a result of its first-mover advantage, as well as strong relationships with the primary patient advocacy groups and our unique direct-to-patient distribution and service model, Prolastin Direct, which provides easy enrollment, home infusion, access to insurance experts, and patient-centered health management. Our Prolastin Direct program with its emphasis on patient-centered health management has resulted in very high patient loyalty and patient compliance rates. New A1PI patient identification, as well as reimbursement approval in Europe, are important elements in growing our Prolastin A1PI franchise. We received FDA approval for our next generation A1PI product, Prolastin-C in October 2009 and received Health

Canada approval in February 2010. Additional clinical trials are being required by the European authorities as a precursor to Prolastin-C A1PI approval in Europe. In March 2010, we launched Prolastin-C A1PI in the United States and through March 31, 2010, we have successfully converted approximately 44% of our U.S. Prolastin patients to Prolastin-C A1PI. We anticipate that the conversion of all remaining U.S. Prolastin patients to Prolastin-C A1PI will be completed by the end of the 2010 second quarter.

RESEARCH AND DEVELOPMENT

        Our R&D expenses include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of R&D equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services, and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance, and general support services. All costs associated with R&D activities are expensed as incurred. As of March 31, 2010, we had 315 scientists and support staff engaged in research and development activities.

        We continue to invest in R&D to provide future sources of revenue through the development of new products, as well as through additional uses for existing products. We have a strong commitment to science and technology with a track record of accomplishments and pipeline opportunities. We focus our R&D efforts in three key areas: continued enhancement of our process technologies (including pathogen safety), life cycle management for our existing products (including new indications), and the development of new products. We expect overall R&D spending to increase in subsequent periods due to life cycle management, new product projects, and licensure of technology or products.

        The following table summarizes our significant R&D projects and expenses for the periods presented:

	Three Months Ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007
Life Cycle Management
Gamunex IGIV CIDP	$—	$—	$200	$600	$1,100
Prolastin-C A1PI	$300	$600	$2,200	$3,900	$6,500
Prolastin Alpha-1 Aerosol	$1,300	$2,400	$8,900	$6,100	$5,700
Gamunex subcutaneous administration	$100	$300	$1,400	$3,300	$5,700
New Product Candidates
Plasmin and recombinant Plasmin	$6,100	$4,700	$25,500	$18,500	$13,200
Other recombinant product candidates	$1,900	$1,000	$4,700	$4,000	$—

        Additional information regarding the status of our life cycle management activities and new product candidates is included in "Business—Research and Development."

        The risks and uncertainties associated with failing to complete development on schedule and the consequences to operations, financial position, and liquidity if a project is not completed timely are not expected to be material in the near term. We may reallocate our spending between product life cycle management and new product development as opportunities are assessed. We are unable to estimate the nature, timing, or costs to complete, if ever, of our projects due to the numerous risks and uncertainties associated with developing therapeutic protein products. These risks and uncertainties are described below as well as in the "Risk Factors" section of this prospectus.

        Before obtaining regulatory approval for the sale of our product candidates, we must conduct extensive preclinical testing to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Similar trials are required prior to marketing existing products for new indicated uses. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and are uncertain as to the outcome. A failure of one or more of our clinical trials can occur in any stage of testing. We may experience events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialization of our product candidates or cause higher than expected expenses, many of which are beyond our control. There are many factors that could delay or prevent regulatory approval or commercialization of our product candidates. We have included these risk factors elsewhere in this prospectus in the section titled, "Risk Factors—Risks Related to Our Business—We may not be able to commercialize products in development."

        Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

        Even if clinical trials are successful, we may still be unable to commercialize the product due to difficulties in obtaining regulatory approval for the process or problems in scaling to commercial production. Additionally, if produced, the product may not achieve the level of acceptance by physicians, patients, healthcare payors, and others in the medical community to be profitable. The degree of acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control. Additionally, even once approved, we may need to conduct post-marketing clinical trials, the failure of which may result in loss of acceptance.

BASIS OF PRESENTATION

        Our consolidated financial statements include the accounts of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. The effects of business acquisitions have been included in our consolidated financial statements from their respective date of acquisition.

        The comparability of our financial results is impacted by significant events and transactions during the periods presented as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. A detailed description of our significant accounting policies is included in the footnotes to our audited consolidated financial statements included elsewhere in this prospectus.

        We believe that certain of our accounting policies are critical because they are the most important to the preparation of our consolidated financial statements. These policies require our most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of our critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the audit committee of our board of directors. The following is a summary of accounting policies that we consider critical to our consolidated financial statements.

  Revenue Recognition and Gross-to-Net Revenue Adjustments

        We recognize revenue when earned, which is generally at the time of delivery to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations. The recognition of revenue is deferred if there are significant post-delivery obligations, such as customer acceptance.

        Allowances against revenues for estimated discounts, rebates, administrative fees, chargebacks, shelf-stock adjustments, and other items are established by us concurrently with the recognition of revenue. The standard terms and conditions under which products are shipped to our customers generally do not allow a right of return. In the rare instances in which we grant a right of return, revenue is reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met.

        We have supply agreements with our major distributors, which require them to purchase minimum quantities of our products. We regularly review the supply levels of our products on hand at major distributors, primarily by analyzing inventory reports supplied by these distributors, available data regarding the sell-through of our products, our internal data, and other available information. When we believe distributor inventory levels have increased relative to underlying demand, we evaluate the need for sales return allowances. Factors that influence the allowance include historical sales return activity, levels of inventory in the distribution network, inventory turnover, demand history, demand projections, estimated product shelf-life, pricing, and competition. Sales returns have not been significant during the periods presented.

        We have agreed to reimburse certain of our international distributors for their selling, general, and administrative expenses (SG&A) under the terms of our distribution agreements. We have reflected these charges as a reduction of net revenue.

        Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

        We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting. In transactions that contain multiple elements, we recognize revenue as each product is delivered or service is provided to the customer. We allocate the total arrangement consideration to each element based on its relative fair value, based on the price for the product or service when it is sold separately.

        Gross product sales are subject to a variety of deductions that are generally estimated and recorded in the same period that the revenues are recognized, and primarily represent rebates to government agencies, chargebacks to wholesalers and distributors, and customer prompt pay discounts. These gross-to-net revenue adjustments are described below.

        We offer rebates to some classes of trade, which we account for by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of rebates attributable to each sale. We determine our estimate of the rebates primarily based on historical experience and current contract arrangements. We consider the sales performance of products subject to rebates and the levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. For the portion of these rebates that is settled as part of the product sale, there is no lag in the recognition of the rebate. The portion which is accrued upon sale is settled upon resale by our distributors. Due to the limited classes of trade that participate in rebate programs and our visibility of inventories in the channel, adjustments for actual experience have not been material.

        We participate in state government-managed Medicaid programs. We account for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of the Medicaid rebate claims attributable to such sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. While these rebate payments to the states generally occur on a one to two quarter lag, any adjustments for actual experience has not been material.

        As of March 31, 2010, our allowance for managed health care and Medicaid rebates and other items was $30.5 million. A hypothetical 10% change in payments made for managed health care and Medicaid rebates for the three months ended March 31, 2010 would not have a material impact to our consolidated results of operations.

        We enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when our products are purchased from wholesalers by these entities at the contract price which is less than the price charged by us to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of our products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence our provision for chargebacks, and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

        As of March 31, 2010, our allowance for chargebacks was $4.0 million. A hypothetical 10% change in credits issued for chargebacks for three months ended March 31, 2010 would not have a material impact to our consolidated results of operations.

        Our sales terms generally provide for up to a 2% prompt pay discount on domestic and international sales. We believe that our sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at our best estimate of the accruals at the time of the sale. Actual sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts. As these prompt pay discounts are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

        As of March 31, 2010, our allowance for cash discounts was $1.7 million. A hypothetical 10% change in credits issued for cash discounts for the three months ended March 31, 2010 would not have a material impact to our consolidated results of operations.

        Shelf-stock adjustments are credits issued to customers to reflect decreases in the selling prices of products. Agreements to provide this form of price protection are customary in our industry and are intended to reduce a customer's inventory cost to better reflect current prices. Shelf-stock adjustments are based upon the amount of product that customers have remaining in their inventories at the time of a price reduction. The extent of any price reduction would be discretionary. Any amounts recorded for estimated price adjustments would be based upon the specific terms with customers, estimated declines in price, and estimates of inventory held by the customer. We have not experienced material shelf-stock adjustments during the periods presented as a result of the demand for plasma-derived products outpacing the supply due to our constraints in our industry. Recently, product supply and demand have become more balanced. We could experience material shelf-stock adjustments in the future in the event that the supply-demand dynamic become unbalanced and resulted in price declines.

        We utilize information from external sources to estimate our significant gross-to-net revenue adjustments. Our estimates of inventory at wholesalers and distributors are based on written and oral information obtained from certain wholesalers and distributors with respect to their inventory levels and sell-through to customers. The inventory information received from wholesalers and distributors is a product of their record-keeping process. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations, including lags between the date as of which the third-party information is generated and the date on which we receive third-party information. We believe, based on our experience, that the information obtained from external sources provides a reasonable basis for our estimate.

        The following table summarizes our gross-to-net revenue adjustments expressed in dollars and percentages:

	Three Months Ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007
Gross product revenue	$399,501	$383,199	$1,593,995	$1,389,542	$1,251,879
Chargebacks	(6,637)	(4,456)	(24,380)	(13,927)	(13,268)
Cash discounts	(4,921)	(4,579)	(18,710)	(15,147)	(12,918)
Rebates and other	(12,958)	(9,300)	(42,397)	(24,008)	(26,719)
SG&A reimbursements	(370)	(1)	(754)	(1,910)	(2,288)

Product net revenue	$374,615	$364,863	$1,507,754	$1,334,550	$1,196,686

	Three Months Ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007
Gross product revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Chargebacks	(1.7)%	(1.2)%	(1.5)%	(1.0)%	(1.1)%
Cash discounts	(1.2)%	(1.2)%	(1.2)%	(1.1)%	(1.0)%
Rebates and other	(3.2)%	(2.4)%	(2.7)%	(1.7)%	(2.1)%
SG&A reimbursements	(0.1)%	—	—	(0.1)%	(0.2)%

Product net revenue	93.8%	95.2%	94.6%	96.1%	95.6%

        The following table provides a summary of activity with respect to our allowances:

	Chargebacks	Cash Discounts	Rebates and Other	Total
Balance at December 31, 2006	$1,871	$970	$6,931	$9,772
Provision	13,268	12,918	26,719	52,905
Credits issued	(12,451)	(12,814)	(22,218)	(47,483)

Balance at December 31, 2007	2,688	1,074	11,432	15,194
Provision	13,927	15,147	24,008	53,082
Credits issued	(12,752)	(14,727)	(23,029)	(50,508)

Balance at December 31, 2008	3,863	1,494	12,411	17,768
Provision	24,380	18,710	42,397	85,487
Credits issued	(23,981)	(18,930)	(28,381)	(71,292)

Balance at December 31, 2009	4,262	1,274	26,427	31,963
Provision	6,637	4,921	12,958	24,516
Credits issued	(6,855)	(4,543)	(8,840)	(20,238)

Balance at March 31, 2010	$4,044	$1,652	$30,545	$36,241

        The increase in our provision for rebates and other during the three months ended March 31, 2010 as compared to the three months ended March 31, 2009 resulted primarily from the recently enacted healthcare reform legislation, which increased the size of the Medicaid rebates paid by drug manufacturers from 15.1% to 23.1% of the AMP with a limitation of this increase on clotting factors to 17.1% of the AMP, as well as higher Medicaid utilization and higher GPO administrative fees. The increase in the provision for chargebacks during the three months ended March 31, 2010 as compared to the three months ended March 31, 2009 was largely due to increased sales related to government contracts. The increase in the provision for rebates and other for the year ended December 31, 2009 as compared to the years ended December 31, 2008 and 2007 was primarily due to higher GPO fees, Medicaid rebates, and the potential Canadian pricing adjustment, among others. The increase in the provision for chargebacks for the year ended December 31, 2009 as compared to the years ended December 31, 2008 and 2007 was due largely to increased sales related to government contracts.

  Concentrations of Credit Risk

        Our accounts receivable, net, includes amounts due from pharmaceutical wholesalers and distributors, buying groups, hospitals, physicians' offices, patients, and others. The following table summarizes our concentrations with customers that represented more than 10% of our accounts receivable, net:

		December 31,
	March 31, 2010
		2009	2008
Customer A	12.8%	14.6%	15.0%
Customer B	10.5%	<10%	14.0%
Customer C	10.4%	<10%	<10%

        The following table summarizes our concentrations with customers that represented more than 10% of our total net revenue:

	Three Months Ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007
Customer A	15.7%	14.0%	14.4%	12.8%	18.2%
Customer B	12.1%	12.8%	12.3%	12.0%	14.9%
Customer C	<10%	<10%	<10%	10.6%	10.5%

        In the event that any of these customers were to suffer an adverse downturn in their business or a downturn in their supply needs, our business could be materially adversely affected. Additional information regarding customer concentrations is included in "Risk Factors—Risks Related to Our Business—A substantial portion of our revenue is derived from a small number of customers, and the loss of one or more of these customers could have a material adverse effect on us."

  Income Taxes

        We calculate a provision for, or benefit from, income taxes using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A reduction in the carrying amounts of deferred tax assets by a valuation allowance is required, if, based on the available evidence, it is more likely than not that the assets will not be realized. Accordingly, we periodically assess the need to establish valuation allowances for deferred tax assets based on the more-likely-than-not realization threshold criterion. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies.

        We establish reserves for uncertain income tax positions, based on the technical support for the positions, our past audit experience with similar situations, and potential interest and penalties related to the matters. Our recorded reserves represent our best estimate of the amount, if any, that we will ultimately be required to pay to settle such matters. The resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law and the willingness of the income tax authorities to settle, including the timing thereof and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future, which would be recorded within (provision) benefit for income taxes in our consolidated income statements. Interest and penalties related to unrecognized tax benefits are recognized as a component of our income tax provision.

  Share-Based Compensation

        We have long-term incentive plans which provide for the grant of awards in the form of incentive stock options, non-qualified stock options, share appreciation rights, restricted stock, restricted stock units (RSUs), unrestricted shares of common stock, deferred share units, and performance share units to eligible employees, directors, and consultants. We value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee's salary. We record corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings as additional paid-in capital.

        The fair value of our common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that we will be required to record over the vesting period. Given the absence of a trading market for our common stock on grant dates prior to October 1, 2009, our board of directors, or special dividend committee or compensation committee designated by our board of directors estimated the fair value of our common stock contemporaneously with each grant using numerous objective and subjective factors. These factors included: (i) our stage of development, our efforts to become independent from Bayer, and revenue growth; (ii) the timing of the anticipated launch of new products and new indications; (iii) business conditions and business challenges at the time; (iv) available market data, including observable market transactions, and valuations for comparable companies; (v) the illiquid nature of our stock options and stock grants; and (vi) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions at the grant date. In making the assessment of common stock fair value on each award date, our board of directors or designated committee of our board of directors considered the guidance in American Institute of Certified Public Accountants Technical Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation." The valuations were completed utilizing the market and/or an income approach and then the enterprise value was allocated using the "Probability-Weighted Expected Return Method," which provides different probability weights of various likely scenarios (distressed; remain private; private sale; IPO), and develops valuations by determining the present value of the future expected common stock value under each of these scenarios. For option awards granted on October 1, 2009, the fair value of our common stock was determined to be the IPO price per share of $19.00. For option awards granted subsequent to our IPO, we consider the fair value of our common stock to be the closing share price as reported by The NASDAQ Global Select Market on the grant date.

        We estimate the fair value of stock options at the grant date using a Black-Scholes option pricing model, which requires the use of a number of assumptions related to the risk-free interest rate, average life of options (expected term), expected volatility, and dividend yield. There was no trading market for our common stock or stock options on grant dates prior to October 1, 2009, and there is limited trading history for our common stock subsequent to October 1, 2009. Therefore, our application of the Black-Scholes pricing model incorporates historical volatility measures of similar public companies. A forfeiture rate based on historical attrition rates of award holders is used in estimating the granted awards not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods. Our valuation utilized a dividend yield of zero. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of our stock options on their grant dates. Estimates of the values of these grants are not intended to predict actual future events or the value ultimately realized by employees who receive such awards.

        Service-based awards vest annually in equal amounts over the vesting period. Performance-based awards vest annually upon the achievement of corporate performance objectives which are established by our board of directors. We make assessments as to whether the performance conditions related to the performance-based awards will be achieved. We record compensation cost for awards with performance conditions based on the probable outcome of the performance conditions.

        The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in our option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of the stock options could be different. In addition, if we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net income, and earnings per share amounts could have been materially different.

        Additional information regarding the assumptions used in our accounting for share-based compensation awards is included in the footnotes to our audited consolidated financial statements included elsewhere in this prospectus.

  Accounts Receivable, net

        Accounts receivable, net, consists of amounts owed to us by our customers on credit sales with terms generally ranging from 30 to 150 days from the date of invoice and are presented net of an allowance for doubtful accounts receivable on our consolidated balance sheets.

        We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. In extending credit, we assess our customers' creditworthiness by, among other factors, evaluating the customers' financial condition, credit history, and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts. We also consider, among other things, customer concentrations and changes in customer payment terms or payment patterns.

        If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in determining the allowance, the allowance would be adjusted through charges or credits to SG&A in our consolidated income statement in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant. While our credit losses have historically been within our expectations and the allowance established, we may not continue to experience the same credit loss rates that we have in the past. At March 31, 2010, our allowance for doubtful accounts receivable was $3.4 million.

  Inventories

        Inventories consist of raw material, work-in-process, and finished goods held for sale and are stated at the lower of cost or market, which approximates actual costs determined on a first-in, first-out basis and market being determined as the lower of replacement cost or estimated net realizable value. We establish inventory reserves through inventory impairment provision charges to cost of goods sold when conditions indicate that the selling price could be less than cost. These inventory impairment provisions establish a lower cost basis for the inventory.

        Our raw materials, particularly plasma, are susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable as raw material for further manufacturing. For instance, improper storage of plasma by us or third-party suppliers may require us to destroy some of our raw material. If the damaged or contaminated plasma is not identified and discarded prior to the release of the plasma to our manufacturing process, it may be necessary to discard intermediate or finished products that are made from that plasma, resulting in a charge to cost of goods sold. In the event that we determine that the plasma was not collected in accordance with our standard operating procedures (SOP) or in a current Good Manufacturing Practices (cGMP) compliant fashion or that the collection center is unable to obtain FDA licensure, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods sold during the period the plasma is determined to be unrealizable. From time to time, we have experienced significant impairment charges to cost of goods sold related to raw plasma that was collected or stored in a manner not consistent with our SOP or cGMP, such as the $23.3 million charge we recorded during the first half of 2008 as discussed further in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Plasma Center cGMP issue."

        The manufacture of our plasma-derived products is an extremely complex process of fractionation, purification, filling, and finishing. Although we attempt to maintain high standards for product testing, manufacturing, process controls, and quality assurance, our products can become non-releasable, or otherwise fail to meet our stringent specifications through a failure of one or more of these processes. Extensive testing is performed throughout the manufacturing process to ensure the safety and effectiveness of our products. We may, however, detect instances in which an unreleased product was produced without adherence to our SOP or cGMP. Such an event of non-compliance would likely result in our determination that the product should not be released and therefore would be destroyed, resulting in a charge to cost of goods sold. While we expect to write off small amounts of work-in-process inventory in the ordinary course of business, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. Such write-offs and other costs could cause material fluctuations in our profitability.

        Once we have manufactured our plasma-derived products, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship, or distribute our products, to properly care for our products may require those products be destroyed, resulting in a charge to cost of goods sold. Our finished goods are also subject to physical deterioration, obsolescence, reductions in estimated future demand, and reductions in selling prices. We generally record an inventory impairment provision for finished goods inventory six months prior to its expiry date when we do not reasonably expect to sell the product prior to expiration.

        We capitalize the cost of unlicensed plasma when, based on our judgment, future economic benefit is probable. While unlicensed plasma cannot be sold to third parties or used in our manufacturing processes to make finished product until all regulatory approvals have been obtained, we have determined that it is probable that our plasma inventories are realizable. As part of the FDA licensing process for plasma collection centers, we are initially permitted to collect plasma utilizing the procedures and Quality Systems implemented and approved under our existing Biologics License Application (BLA) until such time as the FDA inspectors have conducted a pre-license inspection of the site and approved the site for inclusion in the BLA. At the conclusion of this process, we are permitted to sell or utilize previously collected plasma in the manufacturing of final product. We believe that our cumulative knowledge of the industry, standard industry practices, experience working with the FDA, established Quality Systems, and consistency with achieving licensure support our capitalization of unlicensed plasma. Total unlicensed plasma and related testing costs included in our raw material inventories was $9.3 million at March 31, 2010.

  Impairment Reviews

        We evaluate the recoverability of recorded goodwill and other indefinite-lived intangible asset amounts annually as of December 31 or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value based test. This test requires us to make estimates of factors that include, but are not limited to, projected future operating results and business plans, economic projections, anticipated future cash flows, comparable marketplace data from a consistent industry group, and the cost of capital. Any applicable impairment loss is the amount, if any, by which the implied fair value is less than the carrying value.

        We review the carrying amounts of other long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We periodically evaluate whether events or changes in circumstances have occurred that may warrant revision of the estimated useful lives of our long-lived assets or whether the remaining carrying amount of long-lived assets should be evaluated for possible impairment. An example of such a change in circumstances includes a significant adverse change in the extent or manner in which an asset is being used.

  Recent Accounting Pronouncements Applicable to Our Company

        In October 2009, the Financial Accounting Standards Board (FASB) issued new accounting guidance regarding multiple-deliverable revenue arrangements. The new guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. The guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. A company may elect, but will not be required, to adopt the guidance retrospectively for all prior periods. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements or related disclosures.

        In August 2009, the FASB released new accounting guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements or related disclosures.

        In May 2009, the FASB issued authoritative guidance for subsequent events, which is effective for interim and annual financial statements ending after June 15, 2009. The guidance establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis of that date. We have evaluated subsequent events up through February 23, 2010, the date that we filed our audited consolidated financial statements with the U.S. Securities and Exchange Commission.

        On January 30, 2009, the SEC released the final rules requiring all registered companies to use eXtensible Business Reporting Language (XBRL) when submitting financial statements to the SEC. The new rules initially will require interactive data reporting only by domestic and foreign large accelerated filers that prepare their financial statements in accordance with U.S. GAAP and have a worldwide public common equity float above $5.0 billion for their first quarterly period ending after June 15, 2009 and all reporting periods thereafter. We expect to be required to file using XBRL beginning with our quarterly reporting period ending March 31, 2011.

MATTERS AFFECTING COMPARABILITY

        We believe that the comparability of our financial results between the periods presented is significantly impacted by the following items:

  Financial Impact of IPO and Refinancing Transactions

        The following table summarizes the changes to our indebtedness during 2009, including the impact from the application of the net proceeds to us of $519.7 million from our IPO and the net proceeds to us of $583.9 million from our refinancing transactions:

	December 31, 2008	2009 Net Repayments	October 6, 2009 IPO	October 21, 2009 Refinancing	Accretion	December 31, 2009
Revolving Credit Facility	$179,941	$(124,348)	$—	$(55,593)	$—	$—
First Lien Term Loan	686,000	(5,250)	(389,812)	(290,938)	—	—
Second Lien Term Loan	330,000	—	(129,937)	(200,063)	—	—
7.75% Notes	—	—	—	600,000	—	600,000
Discount on 7.75% Notes	—	—	—	(4,074)	120	(3,954)

Total indebtedness	$1,195,941	$(129,598)	$(519,749)	$49,332	$120	$596,046

        In addition to the debt principal repayments in the preceding table, we used $28.7 million of the net proceeds to us from the issuance of the 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million and $8.6 million to pay accrued interest associated with our then outstanding First and Second Lien Term Loans. In addition to the $4.1 million of discounts on the 7.75% Notes disclosed in the table above, approximately $12.0 million of commissions were deducted from the gross issuance proceeds. Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million. As a result of the changes to our debt structure, we anticipate that our weighted average interest rate will be approximately 8% during the next twelve months without considering potential new interest rate swaps. We incurred other costs related to our IPO of $3.9 million, of which $1.3 million is included within SG&A in our consolidated income statement for the year ended December 31, 2009 and $2.6 million is included as a reduction of additional paid-in capital on our December 31, 2009 consolidated balance sheet.

        As a result of the IPO and refinancing transactions, we recognized a charge during the fourth quarter of 2009 of $12.1 million to write-off previously deferred debt issuance costs related to our First and Second Lien Term Loans and $30.9 million related to costs associated with the settlement and termination of our interest rate swap contracts. These charges, which totaled $43.0 million, are recorded within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009. We capitalized $14.9 million of debt issuance costs associated with the issuance of the 7.75% Notes and the Revolving Credit Facility amendment.

        The following table summarizes changes in deferred debt issuance costs during the year ended December 31, 2009:

	December 31, 2008	Charges	Newly Capitalized Debt Issuance Costs	Amortization	December 31, 2009
Revolving Credit Facility	$3,014	$—	$1,545	$(1,041)	$3,518
First Lien Term Loan	9,629	(8,054)	—	(1,575)	—
Second Lien Term Loan	4,744	(4,087)	—	(657)	—
7.75% Notes	—	—	13,334	(392)	12,942

Total deferred debt issuance costs	$17,387	$(12,141)	$14,879	$(3,665)	$16,460

  Comparability of Outstanding Common Shares and Pro Forma Diluted Earnings Per Common Share

        As discussed previously, we completed our IPO and refinancing transactions during the fourth quarter of 2009. The issuance of new common shares in our IPO and to settle accrued dividends upon the conversion of our Series A and B Preferred Stock has resulted in a significant increase in the number of common shares used in our computation of diluted earnings per common share. In addition, the application of the net primary proceeds to us from our IPO to repay our then existing indebtedness has resulted in a significant reduction in interest expense subsequent to our IPO.

        We believe that the comparability of our financial results for the periods presented is enhanced by the following pro forma presentation of our diluted earnings per common share. In the table below, the pro forma diluted earnings per common share computation reflects an adjustment to net income for reduced interest expense as if the net primary proceeds to us from our IPO of $519.7 million had been applied to repay our debt at the beginning of 2009, net of interest rate differences from our 7.75% Notes issuance. The pro forma adjustment to the denominator reflects the impacts for the issuance of common shares to convert preferred stock, settle accrued dividends on the preferred stock, and complete the IPO as if these events occurred at the beginning of 2009.

	Year Ended December 31,		Three Months Ended March 31,
	2009 Actual	2009 Pro forma	2009 Actual	2009 Pro forma	2010 Actual
Net income	$153,889	$153,889	$33,435	$33,435	$45,339
Interest expense reduction due to debt repayment	—	5,555	—	1,923	—

Numerator	$153,889	$159,444	$33,435	$35,358	$45,339

Weighted average common shares outstanding	31,166,613	31,166,613	1,180,584	1,180,584	121,638,867
Adjustments:
Stock options and restricted shares	7,374,601	7,374,601	6,330,664	6,330,664	6,544,322
Series A preferred stock	53,654,795	53,654,795	72,000,000	72,000,000	—
Series B preferred stock	10,318,354	10,318,354	13,846,320	13,846,320	—
Shares issued for preferred stock dividend	—	1,774,743	—	2,381,548	—
Newly issued shares for IPO	—	22,047,585	—	28,947,368	—

Dilutive potential common shares	102,514,363	126,336,691	93,357,568	124,686,484	128,183,189

Diluted net income per common share	$1.50	$1.26	$0.36	$0.28	$0.35

  Definitive Merger Agreement with CSL Limited (CSL)

        On August 12, 2008, we entered into a definitive merger agreement with CSL, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. The closing of the transaction was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the merger parties agreed to terminate the definitive merger agreement. CSL paid us a merger termination fee of $75.0 million (after tax amount of $48.8 million), which is included as other non-operating income in our consolidated income statement for the year ended December 31, 2009. The U.S. Federal Trade Commission's complaints were subsequently dismissed.

        In consideration of the definitive merger agreement with CSL, our board of directors approved a retention program in August 2008 for an amount up to $20.0 million. We recorded retention expense of $9.2 million, $5.6 million, and $3.7 million, including fringe benefits, during the years ended December 31, 2009 and 2008 and the three months ended March 31, 2009, respectively. We classified the cost of this retention program consistent with each recipient's salary. We made payments of approximately $13.3 million under this retention program during 2009. No further payments are due.

        We incurred legal and other costs associated with the regulatory review process of $6.0 million, $8.3 million, and $5.7 million during the years ended December 31, 2009 and 2008 and the three months ended March 31, 2009, respectively, which are included in SG&A in our consolidated income statements.

  Foreign Corrupt Practices Act (FCPA)

        We are conducting an internal investigation into potential violations of the FCPA that we became aware of during the conduct of an unrelated review. The FCPA investigation is being conducted by outside counsel under the direction of a special committee of our board of directors. During the year ended December 31, 2009 and the three months ended March 31, 2010 and 2009, we incurred $8.0 million, $1.4 million, and $0.9 million, respectively, of legal costs associated with our internal investigation into this matter, which are recorded in SG&A in our consolidated income statement. Additional information regarding our investigation into potential violations of the FCPA is included in the footnotes to our consolidated financial statements and in the "Risk Factors" section of this prospectus.

        As of March 31, 2010, we have $2.4 million of accounts receivable outstanding with customers related to this matter, which we fully reserved during 2009.

  Unabsorbed TPR Infrastructure and Start-Up Costs

        Our cost of goods sold includes $2.0 million and $14.4 million for the three months ended March 31, 2010 and 2009, respectively, and $44.0 million, $98.5 million, and $70.1 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to unabsorbed TPR infrastructure and start-up costs associated with the development of our plasma collection center platform. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold. The reduction of unabsorbed TPR infrastructure and start-up costs during the three months ended March 31, 2010 and December 31, 2009 as compared to prior periods resulted primarily from the maturation of our plasma collection center platform. During the year ended December 31, 2009, we also experienced higher plasma volumes collected at our plasma collection centers and improved center labor efficiencies as well as lower support costs. We anticipate that we will continue to experience improving levels of unabsorbed TPR infrastructure and start-up costs as TPR further matures.

  Plasma Center cGMP Issue

        During the first and second quarters of 2008, we incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from our SOP and cGMP at one of our plasma collection centers. Our preliminary investigations concluded that the deviations from our SOP and cGMP resulted in impairments to the related raw material and work-in-process inventories as we concluded there was no probable future economic benefit related to the impacted inventories. Subsequently, due to further investigations and new facts and circumstances, we determined that certain impacted inventories were saleable. We record recoveries directly to cost of goods sold after the impacted material is converted into final products and sold to third parties. During the years ended December 31, 2009 and 2008, we recorded recoveries of $1.9 million and $17.5 million, respectively. For the year ended December 31, 2008, recoveries totaled $17.5 million, resulting in a net provision of $5.8 million for 2008. No material amounts were recovered during the three months ended March 31, 2010 and 2009. We do not expect to recognize significant further recoveries of the impacted inventories.

  Customer Settlement

        We settled a dispute with a customer in September 2007 regarding intermediate material manufactured by us, which is used by this customer in their manufacturing process. We recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material, which we recovered in its entirety during 2008 as the related material was determined to be saleable, converted into final product, and sold to other customers. During 2008, we recorded an additional inventory impairment provision of $2.6 million related to this dispute for products held in Europe, for which we recovered $0.8 million and $1.8 million during 2009 and 2008, respectively, as the impacted material was determined to be saleable, converted into final product, and sold to other customers. As a result of this customer settlement, we increased production of contracted PPF powder and experienced a change in product sales mix from albumin to contracted PPF powder during 2008.

  Share-Based Compensation Awards

        We have long-term incentive plans, which provide for the grant of awards in the form of incentive stock options, non-qualified stock options, share appreciation rights, restricted stock, restricted stock units (RSU's), unrestricted shares of common stock, deferred share units, and performance share units, to eligible employees, directors, and consultants.

        The following table summarizes our share-based compensation expense:

	Three Months Ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007
SG&A	$5,680	$8,973	$40,968	$33,780	$18,612
R&D	538	667	2,303	2,361	1,396

Total operating expenses	6,218	9,640	43,271	36,141	20,008
Cost of goods sold	1,009	1,422	4,275	2,566	1,233

Total expense	$7,227	$11,062	$47,546	$38,707	$21,241

        In addition to incremental share-based compensation expense associated with stock-based compensation awards granted during the periods presented, the following items have impacted the comparability of our share-based compensation expense:

  •
  During the third quarter of 2009, we entered into an amended and restated employment agreement with our Chairman and Chief Executive Officer which included accelerating the vesting of options to purchase 1,008,000 shares of our common stock at an exercise price of $21.25 per common share to August 19, 2009. The acceleration of these options resulted in the recognition of a non-cash charge of $11.8 million of compensation expense during 2009. Options to purchase these shares were previously scheduled to vest in April of 2010 (504,000 options) and April of 2011 (504,000 options).

  •
  During the second quarter of 2008, the compensation committee of our board of directors amended the exercise price of 570,400 stock options outstanding to certain employees from $21.25 per share to $11.00 per share and also amended the exercise price of 17,152 stock options outstanding to certain members of our board of directors from $21.25 per share to $11.00 per share. The stock options that were re-priced were granted during 2007.

  •
  During the first quarter of 2008, our board of directors revised the 2008 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1, 2009. In addition, during the second quarter of 2008, we began recognizing compensation cost related to the performance-based component of stock options schedule to vest on April 1, 2010 based on our probability assessment of achieving the related performance objectives.

  •
  During the third quarter of 2007, the compensation committee of our board of directors approved an amendment to our then existing 2005 Stock Option and Incentive Plan in which the percentage of options vesting based on performance targets was changed from 65% to 35% and the percentage of options vesting based on service was changed from 35% to 65% for options scheduled to vest on April 1 of 2009 and 2010.

  •
  During the third quarter of 2007, the compensation committee of our board of directors approved the 2008 and 2009 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1 of 2009 and 2010. The objectives related to the performance-based component of the stock options scheduled to vest on April 1, 2009 were subsequently modified during the first quarter of 2008 as indicated above.

  •
  During the first quarter of 2007, the compensation committee of our board of directors approved the 2007 corporate objectives related to the performance-based component of the stock options scheduled to vest on April 1, 2008.

        The following table summarizes the remaining unrecognized compensation cost related to our share-based compensation awards as of March 31, 2010 and the weighted average period over which non-cash compensation cost is expected to be recognized:

	Unrecognized Compensation Cost	Weighted Average Period (Years)
Stock options	$4,866	3.00
Restricted share awards	3,965	1.00
RSU's	7,559	3.00
Performance share awards	4,999	3.00

Total	$21,389

        In addition to the unrecognized compensation cost included in the table above, at March 31, 2010, $2.6 million of compensation cost was included in inventory on our consolidated balance sheet, which we expect to be recognized as non-cash compensation expense in our consolidated income statement primarily within the next twelve months. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based awards, differences between our anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance award vesting, and other actions by our board of directors or its compensation committee. We expect that our share-based compensation expense will decline in subsequent periods as the remaining grants under our 2005 Stock Option and Incentive Plan vested on April 1, 2010, the remaining awards under our Special Recognition Plan vested in March 2010, and remaining awards under our 2006 Restricted Stock Plan primarily vested in March 2010. Additional information regarding our share-based compensation awards is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-Based Compensation" and in the footnotes to our consolidated financial statements included elsewhere in this prospectus.

  Transition-Related Activities

        We incurred costs associated with the development of our internal capabilities to operate as a standalone company apart from Bayer, which we refer to as transition and other non-recurring costs, which was completed in 2007. These costs related primarily to consulting services associated with the development of an internal infrastructure to assume international sales and marketing, customer service, contract administration and government price reporting, human resources, finance, information technology, regulatory, and compliance functions. We incurred transition and non-recurring costs of $15.3 million for the year ended December 31, 2007.

  Litigation Settlement

        We were a co-plaintiff along with Bayer Healthcare (Bayer) in patent litigation in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare (collectively, Baxter). In this case, filed in 2005, we, as exclusive licensee of Bayer's U.S. Patent No. 6,686,191 (the '191 patent), alleged that Baxter by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, had infringed the '191 patent. We entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement, (i) Baxter paid us $11.0 million, (ii) Baxter will pay us for a period of four years from the settlement date an amount comprising 1.2% of Baxter's net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin under a separate Sublicense Agreement, (iii) Baxter provided us with approximately 2,000 kilograms of Fraction IV-I paste with specifications as per the Settlement Agreement (fair value of $1.8 million determined by reference to similar raw material purchases we have made in the past as well as current market conditions), and (iv) we will grant Baxter certain sublicense rights in the '191 patent and its foreign counterparties.

        We incurred legal fees related to this litigation of $5.7 million during the year ended December 31, 2007, which were recorded within SG&A in our consolidated income statement. During the year ended December 31, 2007, we recorded $12.9 million related to the settlement in other non-operating income in our consolidated income statement. During the years ended December 31, 2009, 2008, and 2007, we recorded $10.6 million, $8.7 million, and $1.7 million, respectively, and during the three months ended March 31, 2010 and 2009, we recorded $2.5 million and $2.4 million, respectively, of fees from Baxter within other net revenue in our consolidated income statements.

  Income Taxes

        We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of our analysis, during the third quarter of 2007 we concluded that it was more likely than not that our deferred tax assets would be realized. The release of the remaining valuation allowance related to our deferred tax assets resulted in a $48.2 million non-cash tax benefit during the year ended December 31, 2007. During the first three quarters of 2007, we also realized a portion of our deferred tax assets equal to the amount of our current Federal income tax provision.

RESULTS OF OPERATIONS

        We have included information regarding our results of operations in the following table. The subsequent discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations. You are encouraged to read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related footnotes included elsewhere in this prospectus. Additional information regarding significant matters affecting comparability of our results of operations is included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

	Three Months Ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007
Net revenue:
Product	$374,615	$364,863	$1,507,754	$1,334,550	$1,196,686
Other	6,346	6,932	25,455	39,742	21,823

Total	380,961	371,795	1,533,209	1,374,292	1,218,509
Cost of goods sold	217,351	209,201	901,077	882,157	788,152

Gross profit	163,610	162,594	632,132	492,135	430,357
Operating expenses:
SG&A	67,620	72,422	289,929	227,524	189,387
R&D	16,271	16,541	71,223	66,006	61,336

Total	83,891	88,963	361,152	293,530	250,723

Income from operations	79,619	73,631	270,980	198,605	179,634
Other non-operating (expense) income:
Interest expense, net	(11,263)	(21,345)	(74,491)	(96,640)	(110,236)
Merger termination fee	—	—	75,000	—	—
Loss on extinguishment of debt	—	—	(43,033)	—	—
Equity in earnings of affiliate	147	89	441	426	436
Litigation settlement	—	—	—	—	12,937

Total	(11,116)	(21,256)	(42,083)	(96,214)	(96,863)

Income before income taxes	68,603	52,375	228,897	102,391	82,771
(Provision) benefit for income taxes	(23,264)	(18,940)	(75,008)	(36,594)	40,794

Net income	$45,339	$33,435	$153,889	$65,797	$123,565

Earnings per common share:
Basic	$0.37	$25.09	$4.56	$39.01	$65.58
Diluted	$0.35	$0.36	$1.50	$0.71	$1.36
Financial measures:
Gross margin	42.9%	43.7%	41.2%	35.8%	35.3%
Operating margin	20.9%	19.8%	17.7%	14.5%	14.7%
Effective income tax rate	33.9%	36.2%	32.8%	35.7%	(49.3)%
  Primary Revenue and Expense Components

        The following is a description of the primary components of our revenue and expenses:

  •
  Product net revenue—Our product net revenue is presented net of allowances for estimated discounts, rebates, administrative fees, chargebacks, and sales allowances. Our product net revenue is also presented net of SG&A reimbursements to certain international distributors.

  •
  Other net revenue—Our other net revenue primarily consists of royalties under our collaborative agreements, fees related to our settlement with Baxter, milestone revenues, and revenue associated with other third party contract services agreements at our Melville, New York, facility.

  •
  Cost of goods sold—Our cost of goods sold includes material costs for the products we sell, which primarily consists of plasma and other costs associated with the manufacturing process, such as personnel costs, utilities, consumables, and overhead. In addition, our cost of goods sold includes packaging costs and distribution expenses. The most significant component of our cost of goods sold is plasma, which is the common raw material for our primary products. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days for some specialty plasma in addition to a required 60 day pre-production holding period for plasma, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

  •
  Gross profit—Our gross profit is impacted by the volume and pricing of our finished products, our raw material costs, production mix, yield, and cycle times, as well as our production capacities and normal production shut-downs, and the timing and amount of release of finished product. Our profitability is significantly impacted by the efficiency of our utilization of plasma including, but not limited to, the production yields we obtain, the product reject rates that we experience, and the product through-put that we achieve.

  •
  SG&A—Our SG&A consists primarily of salaries and related employee benefit costs for personnel in executive, sales and marketing, finance, legal, information technology, human resources, and other administrative functions, as well as fees for professional services, facilities costs, and other general and administrative costs.

  •
  R&D—Our R&D includes the costs directly attributable to the conduct of research and development programs for new products and life cycle management. Such costs include salaries and related employee benefit costs; materials (including the material required for clinical trials); supplies; depreciation on and maintenance of R&D equipment; various services provided by outside contractors related to clinical development, trials and regulatory services; and the allocable portion of facility costs such as rent, depreciation, utilities, insurance and general support services. R&D expenses are influenced by the number and timing of in-process projects and the nature of expenses associated with these projects.

  •
  Interest expense, net—Our interest expense, net, consists of interest expense incurred on outstanding debt and derivative financial instruments and amortization of debt issuance costs and debt discount, offset by interest income and capitalized interest associated with the construction of plant and equipment.

  •
  Income tax (provision) benefit—Our income tax (provision) benefit includes United States Federal, state, local, and foreign income taxes, and is based on reported pre-tax income.

  Three Months Ended March 31, 2010 as Compared to Three Months Ended March 31, 2009

        The following discussion and analysis contains information regarding our results of operations for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009:

	Three Months Ended March 31,		Change
	2010	2009	$	%
Net revenue:
Product	$374,615	$364,863	$9,752	2.7%
Other	6,346	6,932	(586)	(8.5)%

Total	380,961	371,795	9,166	2.5%
Cost of goods sold	217,351	209,201	(8,150)	(3.9)%

Gross profit	163,610	162,594	1,016	0.6%
Operating expenses:
SG&A	67,620	72,422	4,802	6.6%
R&D	16,271	16,541	270	1.6%

Total	83,891	88,963	5,072	5.7%

Income from operations	79,719	73,631	6,088	8.3%
Other non-operating (expense) income:
Interest expense, net	(11,263)	(21,345)	10,082	47.2%
Equity in earnings of affiliate	147	89	58	65.2%

Total	(11,116)	(21,256)	10,140	47.7%

Income before income taxes	68,603	52,375	16,228	31.0%
Provision for income taxes	(23,264)	(18,940)	(4,324)	(22.8)%

Net income	$45,339	$33,435	$11,904	35.6%

Earnings per common share:
Basic	$0.37	$25.09	$(24.72)	(98.5)%
Diluted	$0.35	$0.36	$(0.01)	(2.8)%
Financial measures:
Gross profit margin	42.9%	43.7%
Operating margin	20.9%	19.8%
Effective income tax rate	33.9%	36.2%

Net Revenue

        The following table contains information regarding our net revenue:

	Three Months Ended March 31,		Change
	2010	2009	$	%
Product net revenue:
Gamunex IGIV	$212,795	$207,306	$5,489	2.6%
Prolastin/Prolastin-C A1PI	80,184	72,559	7,625	10.5%
Fraction V (Albumin and Plasmanate)	21,217	17,872	3,345	18.7%
Factor VIII (Koate DVI)	8,571	10,610	(2,039)	(19.2)%
Hyperimmunes	14,951	15,843	(892)	(5.6)%
Other	36,897	40,673	(3,776)	(9.3)%

Total product net revenue	374,615	364,863	9,752	2.7%
Other net revenue	6,346	6,932	(586)	(8.5)%

Total net revenue	$380,961	$371,795	$9,166	2.5%

	Three Months Ended March 31,		Change
	2010	2009	$	%
U.S. product net revenue:
Gamunex IGIV	$161,484	$153,572	$7,912	5.2%
Prolastin/Prolastin-C A1PI	50,845	47,806	3,039	6.4%
Factor V (Albumin and Plasmanate)	12,368	10,199	2,169	21.3%
Factor VIII (Koate DVI)	3,799	2,724	1,075	39.5%
Hyperimmunes	9,880	11,453	(1,573)	(13.7)%
Other	17,162	15,341	1,821	11.9%

Total U.S. product net revenue	$255,538	$241,095	$14,443	6.0%

International product net revenue:
Gamunex IGIV	$51,311	$53,734	$(2,423)	(4.5)%
Prolastin/Prolastin-C A1PI	29,339	24,753	4,586	18.5%
Factor V (Albumin and Plasmanate)	8,849	7,673	1,176	15.3%
Factor VIII (Koate DVI)	4,772	7,886	(3,114)	(39.5)%
Hyperimmunes	5,071	4,390	681	15.5%
Other	19,735	25,332	(5,597)	(22.1)%

Total international product net revenue	$119,077	$123,768	$(4,691)	(3.8)%

        Our product net revenue was $374.6 million and $364.9 million for the three months ended March 31, 2010 and 2009, respectively, representing an increase of $9.8 million, or 2.7%. The increase consisted of higher volumes of $5.7 million and improved pricing of $4.1 million, including the effects of favorable foreign exchange of $3.0 million.

        The $5.5 million increase in our Gamunex net revenue consisted of higher volumes of $8.6 million, partially offset by lower pricing of $3.1 million, net of the effects of favorable foreign exchange of $0.7 million. We experienced higher Gamunex volumes of $15.5 million in the U.S. and Europe, which were partially offset by lower volumes of $6.9 million in Canada and other international regions. During the first quarter 2009, we experienced competitive pressures in Europe, which negatively impacted our Gamunex volumes during the 2009 period. During 2010, our European Gamunex net revenue improved as compared to the prior period. Our Canadian volumes were negatively impacted by lower commercial sales of Gamunex to Canadian Blood Services (CBS) as a result of their IGIV multi-source strategy. Gamunex volumes in other international regions were negatively impacted by our ongoing internal investigation related to potential FCPA violations, which is discussed elsewhere in this prospectus. On a period over period comparison, Gamunex pricing was lower by $3.9 million in the U.S., Europe, and other international regions, net of $0.7 million of favorable foreign exchange, partially offset by improved pricing in Canada of $0.8 million. The lower pricing is primarily attributable to higher Medicaid rebates in the U.S. as a result of the recently enacted healthcare reform legislation, which increased the size of the Medicaid rebates paid by drug manufacturers from 15.1% to 23.1% of the AMP, as well as higher Medicaid utilization and GPO administrative fees. Although we have experienced a favorable pricing environment in prior periods largely as a result of supply constraints, we expect pricing to be flat given the current balance of supply and demand.

        The $7.6 million increase in our Prolastin net revenue consisted of improved pricing of $6.4 million, including $2.0 million of favorable foreign exchange, and higher volumes of $1.2 million. Our U.S. pricing was favorably impacted by a price increase implemented in the third quarter of 2009, partially offset by higher Medicaid utilization, and our European pricing was favorably impacted by $1.7 million of foreign exchange. During the three months ended March 31, 2009, we experienced a pricing adjustment of $2.3 million in Canada related to a pricing dispute. The increase in volumes was primarily driven by the U.S. market, partially offset by lower volumes in Europe. Prolastin volumes are largely a function of our ability to identify and enroll new patients as compared to the number of patients lost due to attrition and competition. Our ability to grow our European volumes will also depend on our ability to obtain appropriate reimbursement on a country by country basis.

        Our Fraction V product category consists of albumin and Plasmanate, with albumin representing the majority of sales in the category. The $3.3 million increase in our Fraction V net revenue consisted of higher volumes of $3.5 million, partially offset by lower pricing of $0.2 million. We experienced higher Fraction V volumes in the U.S., Canada, Europe, and other international regions as a result of supply availability.

        Our other product net revenue consists primarily of revenue related to our contract manufacturing agreements for IGIV and Fraction V with the two Canadian blood system operators, CBS and Hema Quebec, intermediate products, Thrombate III (human), and contracted PPF powder. The $3.8 million decrease in our other product net revenue was driven by lower contract manufacturing of IGIV and Fraction V.

        As a result of a customer systems issue, we may experience a shortfall in hyperimmune revenues in 2010 in the range of $10 million to $15 million as compared to 2009. We are also in the process of resolving an advisory banking issue related to the administration of Iranian letters of credit. If we are unable to resolve this issue we would be limited in our ability to sell an estimated $25 million in product to Iran. We believe that the potential revenue shortfall in 2010 from these matters may be partially offset by higher intermediate product sales.

Cost of Goods Sold and Gross Profit

        Our gross profit was $163.6 million and $162.6 million for the three months ended March 31, 2010 and 2009, respectively, representing gross margin of 42.9% and 43.7%, respectively. In general, our gross margin and cost of goods sold are impacted by the volume and pricing of our finished products, our raw material costs, production mix, yield, and cycle times, as well as our production capacities and normal production shut-downs, and the timing and amount of release of finished product.

        Our cost of goods sold was $217.4 million, or 57.1% of net revenue, for the three months ended March 31, 2010, as compared to $209.2 million, or 56.3% of net revenue, for the three months ended March 31, 2009. Our cost of goods sold benefited from lower TPR unabsorbed infrastructure and start-up costs of $12.4 million which declined to $2.0 million from $14.4 million in the first quarter 2010 compared to the first quarter 2009, respectively. Our cost of goods sold was negatively impacted by $12.3 million in inventory impairment provisions in the first quarter 2010, an increase of $7.7 million which was primarily due to recoveries of $4.4 million in the 2009 first quarter; first quarter 2010 project spending of $11.7 million, an increase of $5.6 million versus first quarter 2009; and higher costs of production, which aggregated $7.3 million.

        The largest component of our cost of goods sold is the cost of source plasma, which represented greater than 50% of our cost of goods sold for the periods presented. The overall cost of source plasma is impacted by the fully-loaded collection cost per liter, including donor fees, labor, soft goods, facility costs, testing, and unabsorbed TPR infrastructure and start-up costs, the cost of plasma purchased from third parties, and variability in protein yields, among other factors. Our internal cost per liter of plasma, including unabsorbed TPR infrastructure and start-up costs, declined 5.0% for the three months ended March 31, 2010 as compared to the prior year period, primarily driven by lower unabsorbed TPR infrastructure and start-up costs and higher TPR plasma collections. Our acquisition cost per liter of third party plasma increased 2.3% during the three months ended March 31, 2010 as compared to the prior year period. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days for some specialty plasma, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

        We expect that unabsorbed TPR infrastructure and start-up costs will continue to decrease in 2010 as compared to prior periods. The benefit will be partially offset by higher cost of goods sold due to yield variability, less efficient utilization of each incremental liter of plasma fractionated as we increase Gamunex production, and non-capitalizable costs associated with our capital projects, particularly the construction of our new fractionation facility.

Operating Expenses

        Our SG&A was $67.6 million and $72.4 million for the three months ended March 31, 2010 and 2009, respectively, a decline of $4.8 million or 6.6%. The first quarter 2010 benefited from the absence of costs related to our terminated merger agreement with CSL, for which we incurred legal and retention expenses of $5.7 million and $2.2 million, respectively, during the prior year period, within SG&A. Our share-based compensation expense recorded in SG&A decreased $3.3 million during the three months ended March 31, 2010 as compared to the prior year period, driven primarily by a cumulative adjustment as a result of actual award forfeitures being higher than initially estimated as well as the acceleration of certain option awards to our Chief Executive Officer during the 2009 third quarter. We experienced lower charitable donations of $4.7 million during the three months ended March 31, 2010 as compared to the prior year period. These items were partially offset by higher sales and marketing expenses during the three months ended March 31, 2010 of $6.1 million primarily driven by the expansion of our sales force, marketing of our Gamunex CIDP indication, Prolastin patient identification efforts, the launch of Prolastin-C A1PI in the U.S., as well as support for other products. The first quarter 2010 SG&A also reflected new public company expenses as well as other items.

        Our R&D was $16.3 million and $16.5 million for the three months ended March 31, 2010 and 2009, respectively. As a percentage of net revenue, R&D was 4.3% and 4.4% for the three months ended March 31, 2010 and 2009, respectively. R&D expenses are influenced by the timing of in-process projects and the nature and extent of expenses associated with these projects. Additional information regarding our research and development projects is included elsewhere in this prospectus. We anticipate that R&D will increase in subsequent periods primarily as a result of increased Plasmin clinical trials related to aPAO and ischemic stroke as well as increased spending related to our development of recombinant A1PI and Factor VIII. We previously disclosed that we intended to make a submission with the FDA to begin a clinical trial of Prolastin A1PI Aerosol (Alpha-1 Aerosol) in the United States. This proposed trial was a safety study involving a limited number of participants using plasma-derived Prolastin A1PI. We have decided not to initiate an aerosol trial with plasma derived Prolastin A1PI. We may resume development in the future of an aerosol formulation of A1PI if warranted with recombinant A1PI.

        Our operating margin increased 112 basis points to 20.9% for the three months ended March 31, 2010 as compared to the 19.8% for the three months ended March 31, 2009, the increase of which was primarily attributable to lower SG&A.

Total Other Non-Operating Expense, net

        The primary component of our other non-operating expense, net, is interest expense, which amounted to $12.1 million and $20.7 million for the three months ended March 31, 2010 and 2009, respectively. Our weighted average interest rates on our outstanding debt, excluding amortization of deferred debt issuance costs and debt discount, were 7.9% and 5.7% for the three months ended March 31, 2010 and 2009, respectively. The reduction in interest expense was driven by lower weighted average debt levels during the 2010 period.

Provision for Income Taxes

        Our income tax provision was $23.3 million and $18.9 million for the three months ended March 31, 2010 and 2009, respectively, resulting in effective income tax rates of 33.9% and 36.2%, respectively.

        For the three months ended March 31, 2010, our effective income tax rate is lower than the U.S. statutory Federal income tax rate, primarily due to a domestic production deduction, which was statutorily increased to 9% for 2010 and orphan drug clinical testing tax credits for qualifying expenditures, partially offset by state tax expense. For the three months ended March 31, 2009, our effective income tax rate is higher than the U.S. statutory Federal income tax rate, primarily due to state tax expense, net of Federal benefit.

Net Income

        Our net income was $45.3 million and $33.4 million for the three months ended March 31, 2010 and 2009, respectively. The significant factors and events contributing to the change in our net income are discussed above.

  Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008

        The following table contains information regarding our results of operations for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

	Years Ended December 31,		Change
	2009	2008	$	%
Net revenue:
Product	$1,507,754	$1,334,550	$173,204	13.0%
Other	25,455	39,742	(14,287)	(35.9)%

Total	1,533,209	1,374,292	158,917	11.6%
Cost of goods sold	901,077	882,157	(18,920)	(2.1)%

Gross profit	632,132	492,135	139,997	28.4%
Operating expenses:
SG&A	289,929	227,524	(62,405)	(27.4)%
R&D	71,223	66,006	(5,217)	(7.9)%

Total	361,152	293,530	(67,622)	(23.0)%

Income from operations	270,980	198,605	72,375	36.4%
Other non-operating (expense) income:
Interest expense, net	(74,491)	(96,640)	22,149	22.9%
Merger termination fee	75,000	—	75,000	nm
Loss on extinguishment of debt	(43,033)	—	(43,033)	nm
Equity in earnings of affiliate	441	426	15	3.5%

Total	(42,083)	(96,214)	54,131	56.3%

Income before income taxes	228,897	102,391	126,506	123.6%
Provision for income taxes	(75,008)	(36,594)	(38,414)	(105.0)%

Net income	$153,889	$65,797	$88,092	133.9%

Earnings per common share:
Basic	$4.56	$39.01	$(34.45)	(88.3)%
Diluted	$1.50	$0.71	$0.79	111.3%
Financial measures:
Gross profit margin	41.2%	35.8%
Operating margin	17.7%	14.5%
Effective income tax rate	32.8%	35.7%

nm—not meaningful

Net Revenue

        The following table contains information regarding our net revenue:

	Years Ended December 31,		Change
	2009	2008	$	%
Product net revenue:
Gamunex IGIV	$826,376	$677,737	$148,639	21.9%
Prolastin A1PI	319,080	316,495	2,585	0.8%
Fraction V (Albumin and Plasmanate)	84,770	61,075	23,695	38.8%
Fraction VIII (Koate DVI)	46,453	40,247	6,206	15.4%
Hyperimmunes	74,203	78,178	(3,975)	(5.1)%
Other	156,872	160,818	(3,946)	(2.5)%

Total product net revenue	1,507,754	1,334,550	173,204	13.0%
Other net revenue	25,455	39,742	(14,287)	(35.9)%

Total net revenue	$1,533,209	$1,374,292	$158,917	11.6%

	Years Ended December 31,		Change
	2009	2008	$	%
U.S. product net revenue:
Gamunex IGIV	$599,758	$479,895	$119,863	25.0%
Prolastin A1PI	206,099	202,678	3,421	1.7%
Fraction V (Albumin and Plasmanate)	44,768	38,701	6,067	15.7%
Fraction VIII (Koate DVI)	13,601	8,574	5,027	58.6%
Hyperimmunes	59,500	60,707	(1,207)	(2.0)%
Other	64,404	77,378	(12,974)	(16.8)%

Total U.S. product net revenue	$988,130	$867,933	$120,197	13.8%

International product net revenue:
Gamunex IGIV	$226,618	$197,842	$28,776	14.5%
Prolastin A1PI	112,981	113,817	(836)	(0.7)%
Fraction V (Albumin and Plasmanate)	40,002	22,374	17,628	78.8%
Fraction VIII (Koate DVI)	32,852	31,673	1,179	3.7%
Hyperimmunes	14,703	17,471	(2,768)	(15.8)%
Other	92,468	83,440	9,028	10.8%

Total international product net revenue	$519,624	$466,617	$53,007	11.4%

        Our product net revenue was $1,507.8 million and $1,334.6 million for the years ended December 31, 2009 and 2008, respectively, representing an increase of $173.2 million, or 13.0%. The increase consisted of higher volumes of $126.8 million and improved pricing of $46.4 million, net of the effects of unfavorable foreign exchange of $8.0 million.

        Our other net revenue, which consists of royalties and licensing fees, milestones, and revenues related to contracted services performed for third parties at our Melville facility, decreased $14.3 million. Our other net revenue for the year ended December 31, 2008 included the recognition of $1.9 million of previously deferred revenue as a result of the termination of a licensed technology agreement with an unaffiliated third party and $2.6 million of a previously deferred upfront licensing fee as a result of the completion of a portion of our performance obligations under a licensed technology agreement with an unaffiliated third party. Our other net revenue for the year ended December 31, 2009 was negatively impacted by lower royalties and licensing fees of $0.7 million and lower Melville contracted services revenue of $7.3 million, as compared to 2008.

        The $148.6 million increase in our Gamunex product net revenue consisted of higher volumes of $117.0 million and improved pricing of $31.6 million, net of the effects of unfavorable foreign exchange of $1.7 million. We experienced higher Gamunex volumes of $121.4 million in the U.S., Europe, and other international regions, which were partially offset by lower volumes of $4.4 million in Canada. We experienced improved Gamunex pricing of $37.5 million in the U.S. and Canada, which was partially offset by lower pricing of $5.9 million in Europe and other international regions, including $1.7 million of unfavorable foreign exchange.

        In 2009, we experienced a significant increase in demand for Gamunex, driven primarily by supply availability, growth in our GPO and Specialty Pharmacy/Homecare business in the U.S., and geographic expansion. As a result of the success of our plasma collection platform, as well as our plasma supply contract with CSL, we began to alleviate our plasma supply constraints in the second half of 2008, bringing significant additional IGIV volumes to the market, to meet the pent up demand for Gamunex. We believe that this pent up demand has largely been satisfied, and consequently, we would not expect to experience the same high level of accelerated IGIV volume growth that we experienced in second half of 2008 and full year 2009, which will affect our comparative growth in sales and margins in future periods. We expect that our volume growth rate will moderate substantially and effectively grow with market at a long-term compound annual rate of approximately 6% to 8%, matching our Gamunex and fractionation capacities. The supply of IGIV inventory increased throughout the distribution channel as supply became available from the previous low levels.

        The $2.6 million increase in our Prolastin product net revenue consisted of higher volumes of $3.7 million, partially offset by lower pricing of $1.1 million. Our Prolastin net revenue for the year ended December 31, 2009 was negatively impacted by unfavorable foreign exchange of $6.1 million which offset price increases of $5.5 million in Europe. In 2009, we also experienced pricing adjustments of $3.4 million in Canada related to a pricing dispute. Prolastin volumes are largely a function of our ability to identify and enroll new patients as compared to the number of patients lost due to attrition and competition. Our ability to grow our European volumes will also depend upon our ability to obtain appropriate reimbursement on a country by country basis. We received FDA approval for our next generation A1PI product, Prolastin-C, in October 2009 and received Health Canada approval in February 2010. Additional clinical trials are being required by the European authorities as a precursor to Prolastin-C A1PI approval in Europe.

        Our Fraction V product category consists of albumin and Plasmanate, with albumin representing the majority of sales in the category. The $23.7 million increase in our Fraction V product net revenue consisted of higher volumes of $19.5 million and improved pricing of $4.2 million. The increase in Fraction V volume was primarily driven by sales in the U.S. and other international regions (excluding Canada and Europe). The increase in Fraction V pricing was primarily driven by favorable pricing in other international regions (excluding Canada and Europe). Fraction V volumes during the year ended December 31, 2008 were negatively impacted by a change in production mix to contracted PPF powder from Fraction V as a result of the settlement of a customer dispute, which occurred during 2007. This change in production mix resulted in lower quantities of Fraction V available for sale during the year ended December 31, 2008.

        During 2009, we experienced an increase in Koate DVI Factor VIII (human) sales of $6.2 million as a result of higher volumes in the U.S. and improved pricing in the U.S. and other international regions (excluding Canada and Europe).

        Our other product net revenue consists primarily of revenue related to the Canadian blood system, where in addition to commercial sales of Gamunex, we have contract manufacturing contracts with the two national Canadian blood system operators, CBS and Hema Quebec, as well as sales of intermediate products, Thrombate III (human) and contracted PPF powder.

        Our other product net revenue was favorably impacted by improved sales of $8.6 million related to intermediate products, such as cryoprecipitate. Our other product net revenue was negatively impacted by lower contracted PPF powder sales of $14.3 million during the year ended December 31, 2009 as compared to the prior year. During 2008, we experienced higher contracted PPF powder sales as a result of the settlement of a customer dispute as previously discussed. During the year ended December 31, 2009, we recorded a sales adjustment of $3.2 million related to our terminated Bayer European distribution agreement, which we recorded as a reduction of other product net revenue.

        We increased prices for several of our products in most of our geographic regions during 2009 as a result of higher costs and generally increasing demand. Our product net revenue was negatively impacted by $8.0 million, or 0.6%, as a result of unfavorable foreign exchange rate fluctuations in relation to the U.S. dollar during the year ended December 31, 2009 as compared to the prior year.

        As a result of our internal investigation related to potential FCPA violations, we suspended shipments to affected countries while we put additional safeguards in place. We also terminated several consultants and suspended relations with or terminated some distributors in countries under investigation as circumstances warranted. These actions resulted in a decline in revenue from these countries during 2009. We resumed shipments to several countries during the fourth quarter of 2009 and intend to resume shipments with new safeguards or reallocate product to other countries during 2010. Additional information about our internal investigation related to potential FCPA violations is included elsewhere in this prospectus.

Cost of Goods Sold and Gross Profit

        Our gross profit was $632.1 million and $492.1 million for the years ended December 31, 2009 and December 31, 2008, respectively, representing gross margin of 41.2% and 35.8%, respectively. In general, our gross margin and cost of goods sold are impacted by the volume and pricing of our finished products, our raw material costs, production mix, yield, and cycle times, as well as our production capacities and normal production shut-downs, and the timing and amount of release of finished product. The net impact of these items resulted in higher gross margin during the year ended December 31, 2009 as compared to the prior year.

        Our cost of goods sold was $901.1 million, or 58.8% of net revenue, for the year ended December 31, 2009, as compared to $882.2 million, or 64.2% of net revenue, for the year ended December 31, 2008. The decrease in our cost of goods sold as a percentage of net revenue during 2009 was primarily attributable to lower TPR unabsorbed infrastructure and start-up costs of $54.5 million and lower inventory impairment provisions of $5.0 million. The beneficial effects of the foregoing were offset by higher costs of production and costs associated with an increase in production volumes, which aggregated $78.4 million. Due to the relatively fixed nature of our factory overhead and certain other production costs, we experienced operating leverage as production increased during 2009.

        Our cost of goods sold for the year ended December 31, 2009 includes higher costs of production of $14.7 million, including foreign exchange, and higher costs associated with an increase in volumes of $52.8 million. The impact of foreign exchange in our cost of production for the year ended December 31, 2009 is not material. During 2009, we incurred non-capitalizable project and start-up costs of $36.9 million, an increase of $10.9 million, as compared to the prior year, related to capital projects. The largest component of our cost of goods sold is the cost of source plasma, which represented greater than 50% of our cost of goods sold in 2009 and 2008. The overall cost of source plasma is impacted by the fully-loaded collection cost per liter, including donor fees, labor, soft goods, facility costs, testing and unabsorbed TPR infrastructure and start-up costs, the cost of plasma purchased from third-parties and variability in protein yields, among other factors. Our internal cost per liter of plasma, including unabsorbed TPR infrastructure and start-up costs, declined by 21.4% during the year ended December 31, 2009, primarily driven by lower unabsorbed infrastructure and start-up costs. Our acquisition cost of plasma per liter of third party plasma increased slightly by 0.30% during the year ended December 31, 2009 as compared to the year ended December 31, 2008. We fractionated approximately 3.6 million liters of plasma during 2009, of which approximately 62% came from plasma collection centers we own and approximately 38% came from third-party plasma supply contracts. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days for some specialty plasma, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

        Unabsorbed TPR infrastructure and start-up costs amounted to $44.0 million and $98.5 million for the years ended December 31, 2009 and 2008, respectively, representing approximately 2.9% and 7.2%, respectively, of our net revenue. Our cost of goods sold during 2009 benefited from lower unabsorbed TPR infrastructure and start-up costs, which resulted from higher plasma volumes collected at our plasma collection centers and improved labor efficiencies as well as lower consulting and management support costs. Unabsorbed TPR infrastructure and start-up costs during the year ended December 31, 2008 were negatively impacted by costs associated with remediation efforts at certain plasma collection centers.

        Our inventory impairment provisions, net of recoveries, decreased $5.0 million during the year ended December 31, 2009 as compared to the prior year. During the year ended December 31, 2008, we recorded a net provision of $5.8 million due to the plasma center cGMP issue described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Plasma Center cGMP issue." During the year ended December 31, 2009, we recorded recoveries of $1.9 million related to this issue. During the years ended December 31, 2009 and 2008, we recorded net recoveries of $0.8 million and $7.1 million related to a 2007 customer settlement as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Customer Settlement." During the year ended December 31, 2008, we recorded an impairment charge of $3.6 million primarily within cost of goods sold related to capital lease assets and leasehold improvements at certain of our plasma collection centers which were closed or were under development and we no longer plan to open. During the year ended December 31, 2008, we also recorded a loss of $3.4 million within cost of goods sold related to two lease commitments associated with properties that we no longer plan to operate as plasma collection centers. During the year ended December 31, 2009, we experienced a delay in the restart of our manufacturing facility located in Melville, New York, following a scheduled maintenance shut-down, which resulted in an inventory impairment provision of $3.4 million. In addition, during 2009, we recorded provisions of $4.2 million related to short-dated finished goods inventories. During the year ended December 31, 2009, we experienced lower work-in-process inventory impairment provisions of $6.9 million as compared to the prior year.

        We expect unabsorbed TPR infrastructure and start-up costs to decrease substantially in 2010, primarily due to increased collections as well as cost reductions. This benefit will be partially offset by increased cost of goods sold due to yield variability, less efficient utilization of each incremental liter of plasma fractionated as we increase Gamunex production, and non-capitalizable costs associated with our capital projects, particularly the construction of our new fractionation facility.

Operating Expenses

        Our SG&A was $289.9 million and $227.5 million for the years ended December 31, 2009 and 2008, respectively, representing an increase of $62.4 million, or 27.4%. As a percentage of net revenue, SG&A was 18.9% and 16.6% for the years ended December 31, 2009 and 2008, respectively. Our share-based compensation expense recorded in SG&A increased $7.2 million during 2009 as compared to the prior year, driven primarily by the acceleration of the vesting of certain of our Chairman and Chief Executive Officer's stock options. Our SG&A included legal expenses of $6.0 million and $8.3 million and retention expenses, excluding fringe benefits, of $5.0 million and $3.0 million related to our terminated merger agreement with CSL for the years ended December 31, 2009 and 2008 respectively. Our SG&A for the year ended December 31, 2009 was negatively impacted by $8.0 million of legal costs associated with our internal investigation into potential violations of the FCPA. We experienced higher sales and marketing expenses during 2009 as a result of costs associated with our

Gamunex CIDP indication, Prolastin patient identification, as well as support for other products. We also experienced higher charitable donations of $14.9 million during the year ended December 31, 2009 as compared to the prior year. Our provision for uncollectible receivables and advances was $2.1 million higher during 2008 as compared to 2009 as a result of non-cash charges related to outstanding notes receivable and other advances made to one of our plasma suppliers due to uncertainty regarding collection. In order to grow revenues through leveraging our Gamunex brand and our CIDP indication, as well as our focus on A1PI patient identification, we began a significant expansion in the size of our U.S. sales force in the third quarter of 2009. We are also increasing our sales and marketing organization in Europe as well as in other international regions. We expect the sales force expansion to result in an annual increase in SG&A of approximately $10.0 million. Additionally, we expect that our share-based compensation expense will decline subsequent to the first quarter of 2010 when substantially all grants and awards under our 2005 Stock Option and Incentive Plan, our 2006 Restricted Stock Plan and our Special Recognition Bonus Plan are fully vested. Additional information regarding certain items impacting the comparability of our results of operations is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

        Our R&D was $71.2 million and $66.0 million for the years ended December 31, 2009 and 2008, respectively, representing an increase of $5.2 million, or 7.9%. As a percentage of net revenue, R&D was 4.6% and 4.8% for the years ended December 31, 2009 and 2008, respectively. R&D expenses are influenced by the timing of in-process projects and the nature and extent of expenses associated with these projects. The increase in R&D year over year is primarily attributable to increased spending during 2009 related to our Plasmin and recombinant Plasmin new product candidates, partially offset by lower spending attributable to our Prolastin-C A1PI and Gamunex subcutaneous administration life cycle management projects. Additional information regarding our R&D projects is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Research and Development" and "Business—Research and Development." We anticipate that R&D will increase in subsequent periods primarily as a result of increased Plasmin clinical trials related to aPAO and ischemic stroke as well as increased spending related to our development of recombinant A1PI and Factor VIII.

Total Other Non-Operating Expense, net

        Our other non-operating expense, net, includes interest expense related to our indebtedness, which amounted to $56.9 million and $85.7 million for the years ended December 31, 2009 and 2008, respectively. The weighted average annualized interest rates on our outstanding indebtedness, excluding amortization of deferred debt issuance costs and debt discount, were 3.4% and 7.2% for the years ended December 31, 2009 and 2008, respectively. The benefit of the lower cost of borrowings during 2009 was partially mitigated by higher interest expense of $3.9 million related to our interest rate swaps as compared to 2008, as a result of falling three-month LIBOR as compared to our fixed interest rate swaps. The interest rate swap contracts were settled and terminated as discussed below.

        As a result of our IPO and refinancing transactions, we recognized a charge during 2009 of $12.1 million to write-off previously deferred debt issuance costs related to our First and Second Lien Term Loans and $30.9 million related to costs associated with the settlement and termination of our interest rate swap contracts. Additional information regarding our IPO and refinancing transactions is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Financial Impact of IPO and Refinancing Transactions."

        Our total other non-operating expense, net, for the year ended December 31, 2009 also includes $75.0 million of non-operating income related to the merger termination fee as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Definitive Merger Agreement with CSL Limited (CSL)."

Provision for Income Taxes

        Our income tax provision was $75.0 million and $36.6 million for the years ended December 31, 2009 and 2008, respectively, resulting in effective income tax rates of 32.8% and 35.7%, respectively. Our effective income tax rates differed from the U.S. statutory Federal income tax rate of 35% during each period due to the items discussed in the following paragraphs.

        For the year ended December 31, 2009, our effective income tax rate is lower than the U.S. statutory Federal income tax rate primarily due to credits for Federal Research and Experimentation and Orphan Drug clinical testing expenditures and the deduction of previously capitalized transaction costs related to the terminated merger agreement with CSL.

        For the year ended December 31, 2008, our effective income tax rate is higher than the U.S. statutory Federal income tax rate primarily because the benefit of the credits for Federal Research and Experimentation and Orphan Drug clinical testing expenditures aggregating $4.1 million offset by the effect of capitalizing transaction costs related to the CSL merger agreement, which was terminated in 2009.

        At December 31, 2009, our gross unrecognized tax benefits were approximately $12.2 million, of which approximately $8.8 million would reduce our effective income tax rate if recognized.

        We have not provided for U.S. Federal income and foreign withholding taxes on our non-U.S. subsidiaries' cumulative undistributed earnings of approximately $9.7 million as of December 31, 2009 as such earnings are intended to be reinvested outside of the U.S. indefinitely. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

Net Income

        Our net income was $153.9 million and $65.8 million for the years ended December 31, 2009 and 2008, respectively. Our net income for the year ended December 31, 2009 reflects the impact of the CSL merger termination fee of $48.8 million, net of $26.2 million income tax effect, as well as the refinancing charges of $26.3 million, net of $16.7 million income tax effect. The significant factors and events contributing to the change in our net income are discussed above.

  Year Ended December 31, 2008 as Compared to Year Ended December 31, 2007

        The following table contains information regarding our results of operations for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

	Years Ended December 31,		Change
	2008	2007	$	%
Net revenue:
Product	$1,334,550	$1,196,686	$137,864	11.5%
Other	39,742	21,823	17,919	82.1%

Total	1,374,292	1,218,509	155,783	12.8%
Cost of goods sold	882,157	788,152	(94,005)	(11.9)%

Gross profit	492,135	430,357	61,778	14.4%
Operating expenses:
SG&A	227,524	189,387	(38,137)	(20.1)%
R&D	66,006	61,336	(4,670)	(7.6)%

Total	293,530	250,723	(42,807)	(17.1)%

Income from operations	198,605	179,634	18,971	10.6%
Other non-operating (expense) income:
Interest expense, net	(96,640)	(110,236)	13,596	(12.3)%
Equity in earnings of affiliate	426	436	(10)	(2.3)%
Litigation settlement	—	12,937	(12,937)	(100.0)%

Total	(96,214)	(96,863)	649	(0.7)%

Income before income taxes	102,391	82,771	19,620	23.7%
(Provision) benefit for income taxes	(36,594)	40,794	(77,388)	(189.7)%

Net income	$65,797	$123,565	$(57,768)	(46.8)%

Earnings per common share:
Basic	$39.01	$65.58	$(26.57)	(40.5)%
Diluted	$0.71	$1.36	$(0.65)	(47.8)%
Financial measures:
Gross margin	35.8%	35.3%
Operating margin	14.5%	14.7%
Effective tax rate	35.7%	(49.3)%

Net Revenue

        The following table contains information regarding our net revenue:

	Years Ended December 31,		Change
	2008	2007	$	%
Product net revenue:
Gamunex IGIV	$677,737	$646,779	$30,958	4.8%
Prolastin A1PI	316,495	276,538	39,957	14.4%
Fraction V (Albumin and Plasmanate)	61,075	68,780	(7,705)	(11.2)%
Fraction VIII (Koate DVI)	40,247	33,698	6,549	19.4%
Hyperimmunes	78,178	68,799	9,379	13.6%
Other	160,818	102,092	58,726	57.5%

Total product net revenue	1,334,550	1,196,686	137,864	11.5%
Other net revenue	39,742	21,823	17,919	82.1%

Total net revenue	$1,374,292	$1,218,509	$155,783	12.8%

	Years Ended December 31,		Change
	2008	2007	$	%
U.S. product net revenue:
Gamunex IGIV	$479,895	$476,009	$3,886	0.8%
Prolastin A1PI	202,678	181,994	20,684	11.4%
Fraction V (Albumin and Plasmanate)	38,701	36,709	1,992	5.4%
Fraction VIII (Koate DVI)	8,574	7,016	1,558	22.2%
Hyperimmunes	60,707	49,777	10,930	22.0%
Other	77,378	44,104	33,274	75.4%

Total U.S. product net revenue	$867,933	$795,609	$72,324	9.1%

International product net revenue:
Gamunex IGIV	$197,842	$170,770	$27,072	15.9%
Prolastin A1PI	113,817	94,544	19,273	20.4%
Fraction V (Albumin and Plasmanate)	22,374	32,071	(9,697)	(30.2)%
Fraction VIII (Koate DVI)	31,673	26,682	4,991	18.7%
Hyperimmunes	17,471	19,022	(1,551)	(8.2)%
Other	83,440	57,988	25,452	43.9%

Total international product net revenue	$466,617	$401,077	$65,540	16.3%

        Our product net revenue was $1,334.6 million for the year ended December 31, 2008 as compared to $1,196.7 million for the year ended December 31, 2007, representing an increase of $137.9 million, or 11.5%. The increase consisted of improved pricing of $122.3 million, including foreign exchange benefit of $9.7 million, as well as volume increases of $15.6 million. Our other net revenue increased $17.9 million primarily due to increased royalties and licensing fees under collaborative agreements, milestones, and other third party contract servicing agreements at our Melville, New York facility.

        The $31.0 million increase in our Gamunex product net revenue consisted of improved pricing of $55.0 million, including foreign exchange benefit of $1.8 million, partially offset by volume decreases of $24.0 million. The higher Gamunex pricing primarily related to U.S. and Canadian sales. We experienced lower Gamunex volumes of $35.4 million and $7.7 million in the U.S. and Europe, respectively, which were partially offset by higher Gamunex volumes of $13.0 million and $6.1 million in Canada and other international regions, respectively. We continue to experience strong demand for Gamunex globally. Our ability to meet this demand is dependent upon our ability to secure adequate quantities of plasma and our ability to release finished product into our distribution channels.

        The $40.0 million increase in our Prolastin product net revenue consisted of improved pricing of $19.0 million, including foreign exchange benefit of $7.6 million, and higher volumes of $21.0 million. The improved Prolastin pricing was largely in Europe and the U.S., which increased $10.5 million and $7.6 million, respectively. Prolastin volumes improved $12.8 million and $8.2 million in the U.S. and Europe, respectively. Increases in Prolastin volumes are largely a function of our ability to identify and enroll new patients compared to the number of patients lost due to attrition and competition. Our European growth will also depend upon our ability to obtain appropriate reimbursement on a country by country basis.

        Our Fraction V product category consists of albumin and Plasmanate, with albumin representing the majority of sales in the category. The $7.7 million decrease in our Fraction V product net revenue consisted of volume decreases of $17.0 million, partially offset by improved pricing of $9.3 million. The albumin pricing increase was predominantly driven by sales in the U.S., which contributed $7.7 million to the overall pricing improvement. Albumin volumes were negatively impacted by a change in production mix during 2008 to contracted PPF powder from albumin as a result of the settlement of a customer dispute as discussed further in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Customer

Settlement." This change in production mix resulted in lower available quantities of albumin for sale during 2008.

        During 2008, we experienced an increase in Koate DVI Factor VIII (human) sales of $6.5 million, resulting primarily from higher pricing. Our product net revenue also benefited from higher hyperimmune pricing of $16.4 million, partially offset by lower hyperimmune volumes of $7.0 million. The increase in hyperimmune pricing was primarily generated in the U.S. where we increased pricing during the second quarter of 2008.

        Our other product net revenue consists primarily of revenue related to the Canadian blood system, where, in addition to commercial sales of Gamunex, we have contract manufacturing contracts with the two national Canadian blood system operators, CBS and Hema Quebec, as well as sales of intermediate products, Thrombate III (human), and PPF powder, less SG&A reimbursements to certain international distributors.

        Our other product net revenue includes $26.3 million higher revenues during the year ended December 31, 2008 as compared to the prior year as a result of higher volumes of contracted PPF powder in order to comply with contractual commitments associated with the settlement of a customer dispute in 2007 as discussed previously. In addition, we experienced improved pricing and volume of $7.8 million and $14.9 million, respectively, related to intermediate products, such as cryoprecipitate, and increased sales of Thrombate III (human) of $5.5 million.

        We increased prices for substantially all of our products in most of our geographic regions as a result of higher costs and demand. Our product net revenue was positively impacted by $9.7 million, or 0.8%, as a result of favorable foreign exchange rate fluctuations in relation to the U.S. dollar during the year ended December 31, 2008 as compared to the prior year. Prices in Canada are determined by contracts with CBS and Hema Quebec. New five year contracts with increased pricing for contract fractionation services and our commercial products, including Gamunex, Plasbumin, and certain hyperimmune products took effect on April 1, 2008. Through the life of the Canadian contracts, prices escalate annually by inflation.

Cost of Goods Sold and Gross Profit

        Our gross profit was $492.1 million for the year ended December 31, 2008 as compared to $430.4 million for the year ended December 31, 2007, representing gross margin of 35.8% and 35.3%, respectively. Our gross profit is impacted by the volume, pricing, and mix of our product net revenue as discussed above, as well as the related cost of goods sold as discussed below. The net impact of these items resulted in slightly higher gross margins during the year ended December 31, 2008 as compared to the year ended December 31, 2007.

        Our cost of goods sold was $882.2 million for the year ended December 31, 2008 as compared to $788.2 million for the year ended December 31, 2007, representing an increase of $94.0 million, or 11.9%. The increase in our cost of goods sold was driven primarily by higher unabsorbed TPR infrastructure and start-up costs of $28.4 million. Unabsorbed TPR infrastructure and start-up costs amounted to $98.5 million and $70.1 million for the years ended December 31, 2008 and 2007, respectively, representing approximately 7.2% and 5.8%, respectively, of total net revenue. The higher unabsorbed TPR costs during 2008 resulted from the continued expansion of our plasma collection center platform and the costs associated with our remediation efforts in certain centers acquired from IBR as well as certain new centers opened by us. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

        Our cost of goods sold for the year ended December 31, 2008 includes higher costs of production of $52.3 million, including foreign exchange, and higher costs associated with an increase in volumes of $9.7 million. The impact of foreign exchange in our cost of production for the year ended December 31, 2008 is not material. During 2008, we incurred non-capitalizable project and start-up costs of $26.0 million, an increase of $4.7 million, as compared to the prior year, related to capital projects. The largest component of our cost of goods sold is the cost of source plasma which represented in excess of 50% of our cost of goods sold in 2008 and 2007. The overall cost of source plasma is impacted by the fully-loaded collection cost per liter of source plasma including donor fees, labor, soft goods, facility costs, testing and unabsorbed TPR infrastructure and start-up costs, the cost of plasma purchased from third-parties and variability in protein yields, among other factors. Our internal cost per liter of plasma, including unabsorbed TPR infrastructure and start-up costs, increased by 7.7% during the year ended December 31, 2008, primarily driven by higher unabsorbed infrastructure and start-up costs. Our acquisition cost of plasma per liter of third party plasma increased 10.7% during the year ended December 31, 2008 as compared to the year ended December 31, 2007. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days for some specialty plasma, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

        Our inventory impairment provisions, net, increased $2.0 million during the year ended December 31, 2008 as compared to the prior year. Several of the more significant provisions and recoveries impacting 2008 and 2007 are discussed further in the paragraphs that follow, as well as in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

        During the first and second quarters of 2008, we incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from our SOP's and cGMP at one of our plasma collection centers. As a result of further investigations and new facts and circumstances, we subsequently determined that certain impacted materials were saleable. We recorded recoveries of $17.5 million in 2008 directly to cost of goods sold as the impacted material was converted to finished goods and sold to third parties. We do not expect to recognize significant further recoveries of the impacted material.

        We settled a dispute with a customer in September 2007 regarding intermediate material manufactured by us, which is used by this customer in its manufacturing process. We recorded a charge to cost of good sold of $7.9 million during the year ended December 31, 2007, which we recovered in its entirety during 2008 as the related materials were determined to be saleable, converted into finished product, and sold to other customers. During the first half of 2008, we recorded an additional inventory impairment provision of $2.6 million for products held in Europe related to this dispute, for which we subsequently recovered $1.8 million during 2008 as the impacted material was determined to be saleable, converted into finished product, and sold to other customers.

        Our inventory impairment provisions, net, for the year ended December 31, 2007 were favorably impacted by a $9.0 million recovery from Bayer related to a Gamunex production incident, which we recorded as a reduction of cost of goods sold during the year ended December 31, 2007. Other production issues during the year ended December 31, 2008 resulted in higher inventory impairment provisions of $3.0 million as compared to the year ended December 31, 2007.

        During the year ended December 31, 2008, we recorded an impairment charge of $3.6 million primarily within cost of goods sold related to capital lease assets and leasehold improvements at certain of our plasma collection centers which were closed or were under development and we no longer plan to open. During the year ended December 31, 2008, we also recorded a loss of $3.4 million within cost of goods sold related to two lease commitments associated with properties that we no longer plan to operate as plasma collection centers. During the year ended December 31, 2007, we recorded an impairment charge within cost of goods sold related to equipment of $2.8 million as a result of the discontinuation of a project.

        During November 2007, we shut down portions of our Clayton, North Carolina facility consistent with our cGMP operating practices for unplanned maintenance for approximately two weeks. As a result of the unplanned plant maintenance, we recorded $10.0 million directly to cost of goods sold during the year ended December 31, 2007, which would normally have been capitalized to inventories.

        Additionally, our cost of goods sold for the year ended December 31, 2008 reflects higher costs of production due to the higher cost of raw materials, production volume variances, and manufacturing mix and product yield variances, among other items. Our cost of goods sold is impacted by our raw material costs, production mix, cycle times, production capacities and normal production shut-downs, and the release of finished product.

Operating Expense

        Our SG&A was $227.5 million for the year ended December 31, 2008 as compared to $189.4 million for the year ended December 31, 2007, representing an increase of $38.1 million, or 20.1%. As a percentage of net revenue, SG&A was 16.6% and 15.5% for the years ended December 31, 2008 and 2007, respectively. Our SG&A increased period over period as a result of higher share-based compensation expense of $15.2 million, costs of $8.3 million associated with the regulatory review process of our terminated merger with CSL, which are unlikely to recur, merger related retention expense (including fringe benefits) of $3.3 million, unfavorable foreign exchange impact of $6.7 million resulting from a strengthening U.S. dollar as compared to the euro pertaining primarily to euro-denominated receivables, bad debt expense of $4.2 million related to outstanding notes receivables and advances to one of our plasma suppliers due to uncertainty regarding collection, and higher sales and marketing, information solutions, finance, human resources, and business development expenses. These items were partially offset by lower special recognition bonus expense of $1.5 million, the absence of legal fees of $5.7 million associated with our litigation with Baxter which was settled in 2007, and the absence of $15.3 million of transition and non-recurring expenses incurred in 2007 associated with the development of our internal capabilities to operate as a standalone company apart from Bayer. Additional information regarding the significant aforementioned items impacting comparability between the periods presented is included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

        Our R&D was $66.0 million for the year ended December 31, 2008 as compared to $61.3 million for the year ended December 31, 2007, representing an increase of $4.7 million, or 7.6%. As a percentage of net revenue, R&D was 4.8% and 5.0% for the years ended December 31, 2008 and 2007, respectively. Research and development expenses are influenced by the timing of in-process projects and the nature of expenses associated with these projects. Our current research and development consists of a range of programs that aim to obtain new therapeutic indications for existing products, enhance product delivery, improve concentration and safety, and increase product yields. Our R&D increased period over period primarily as a result of $4.0 million in milestone payments made to Crucell under the terms of two exclusive commercial license agreements entered into during 2008. Our R&D expense was negatively impacted by higher share-based compensation expense of $1.0 million and merger related retention expense (including fringe benefits) of $0.6 million during 2008 as compared to the prior year. Our current R&D activities continue to support Plasmin studies for aPAO and ischemic stroke, Prolastin Alpha-1 aerosol studies, and the development of Gamunex for subcutaneous administration.

Total Other Non-Operating Expense, net

        The primary component of our non-operating expense, net, is interest expense, net, which amounted to $97.0 million and $110.2 million for the years ended December 31, 2008 and 2007, respectively. Our weighted average interest rates on our outstanding debt were 7.2% and 9.9% for the years ended December 31, 2008 and 2007, respectively, which resulted in a lower cost of borrowing during the year ended December 31, 2008 as compared to the year ended December 31, 2007, despite higher average debt levels during 2008. The benefit of the lower cost of borrowing during 2008 was partially mitigated by higher interest expense related to our interest rate swaps of $12.0 million as compared to 2007, as a result of falling three-month LIBOR rates as compared to our fixed swap rates. At December 31, 2008, our interest rate swaps and caps hedged approximately 56.4% of our total borrowings.

        As discussed further in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability," we recorded other income of $12.9 million during the year ended December 31, 2007 related to a litigation settlement with Baxter.

(Provision) Benefit for Income Taxes

        Our income tax provision was $36.6 million for the year ended December 31, 2008 as compared to an income tax benefit of $40.8 million for the year ended December 31, 2007, resulting in effective income tax rates of 35.7% and (49.3)%, respectively. Our effective income tax rates were different than the U.S. statutory Federal income tax rate of 35% during each period due to the items discussed in the following paragraphs.

        We recognized a tax benefit of $4.1 million and $10.0 million related to research and development tax credits and $2.0 million and $2.2 million related to qualified production activities during the years ended December 31, 2008 and 2007, respectively, and we recognized a tax benefit of $3.2 million during the year ended December 31, 2007 related to the final settlement of Bayer contingent consideration. These items were partially offset by state income taxes (net of Federal benefit) of $4.1 million and $3.2 million for the years ended December 31, 2008 and 2007, respectively.

        We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of our analysis of all available evidence, which included ten consecutive quarters of cumulative pre-tax profits and our expectations that we can generate sustainable consolidated taxable income for the foreseeable future, we concluded during the third quarter of 2007 that it was more likely than not that our deferred tax assets would be realized, and consequently, we released the remaining valuation allowance related to our deferred tax assets resulting in a $48.2 million non-cash tax benefit. During the year ended December 31, 2007, we also released a portion of our valuation allowance equal to the amount of the current Federal income tax provision.

        At December 31, 2008, our gross unrecognized tax benefits were approximately $10.0 million, of which approximately $7.1 million would reduce our effective income tax rate if recognized.

Net Income

        Our net income was $65.8 million and $123.6 million for the years ended December 31, 2008 and 2007, respectively. The significant factors and events contributing to the change in our net income are discussed above.

LIQUIDITY AND CAPITAL RESOURCES

  Cash Flow Analysis

        The following table and subsequent discussion and analysis contain information regarding our cash flows:

	Three Months Ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007
Operating activities:
Net income	$45,339	$33,435	$153,889	$65,797	$123,565
Non-cash items	16,400	20,516	92,375	67,272	(34,413)
Changes in operating assets and liabilities, excluding the effects of business acquisitions	(31,069)	(19,159)	(12,109)	(100,055)	37,979

Net cash provided by operating activities	$30,670	$34,792	$234,155	$33,014	$127,131

Investing activities:
Purchase of property, plant, and equipment	$(17,690)	$(8,131)	$(75,163)	$(86,212)	$(65,833)
Financing arrangements with third party suppliers, net of repayments	—	—	744	(16,335)	(7,866)
Business acquisitions, net of cash acquired	—	(7,512)	(30,431)	(10,272)	(17,456)
Other	174	3	232	880	510

Net cash used in investing activities	$(17,516)	$(15,640)	$(104,618)	$(111,939)	$(90,645)

Financing activities:
(Repayments) borrowings under Revolving Credit Facility, net	$—	$(18,880)	$(179,941)	$66,904	$33,117
Repayments of borrowings under term loans	—	(1,750)	(1,016,000)	(7,000)	(7,000)
Repayments of capital lease obligations	(176)	(113)	(574)	(1,192)	(23)
Proceeds from issuance of 7.75% Notes	—	—	600,000	—	—
Discount on 7.75% Notes	—	—	(4,074)	—	—
Financing transaction costs	(78)	—	(14,879)	—	(217)
Proceeds from initial public offering, net of issuance costs	—	—	519,749	—	—
Costs related to initial public offering	—	—	(2,557)	—	—
Repurchases of common stock	(4,917)	(3,902)	(4,183)	(36,118)	—
Proceeds from exercises of stock options	2,937	—	7,581	—	—
Excess tax benefits from share-based payment arrangements	4,590	1,437	13,406	—	—

Net cash provided by (used in) financing activities	$2,356	$(23,208)	$(81,472)	$22,594	$25,877

Cash and cash equivalents (at end of period)	$80,265	$12,599	$65,239	$16,979	$73,467

        We use our available cash balances to repay amounts outstanding under our Revolving Credit Facility. We deposit any excess cash amounts into an overnight investment account. At March 31, 2010, we had $322.9 million of unused available borrowing capacity under our Revolving Credit Facility.

        We have financed our operations through a combination of equity funding and debt financing, and through internally generated funds. Our borrowing facilities contain certain default provisions and financial covenants as described below.

Cash Flows from Operating Activities

        Our net income for the year ended December 31, 2009 benefited from the $75.0 million (approximately $48.8 million after tax) payment we received from CSL as a result of the termination of the definitive merger agreement. The benefit of the CSL merger termination fee was partially offset by charges totaling $43.0 million (approximately $26.3 million after tax) as a result of the settlement and termination of our interest rate swap contracts and the write-off of deferred debt issuance costs associated with our First and Second Lien Term Loans. During the year ended December 31, 2007, we recognized a non-cash tax benefit of $48.2 million as a result of the release of the remaining valuation allowance related to our deferred tax assets. Additional information regarding our net income for the periods presented is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

        The following significant non-cash items impacted the comparability of the net cash provided by our operating activities.

  •
  Our depreciation and amortization expense for the three months ended March 31, 2010 and 2009 was $8.1 million and $6.7 million, respectively, and for the years ended December 31, 2009, 2008, and 2007 was $28.9 million, $20.3 million, and $10.7 million, respectively. The increase in depreciation and amortization expense reflects our cumulative capital investments, primarily related to our manufacturing facilities and TPR.

  •
  Our share-based compensation expense for the years ended December 31, 2009, 2008, and 2007 was $47.5 million, $38.7 million, and $21.2 million, respectively. The increase in the share-based compensation expense reflects incremental expense associated with share awards granted during the periods presented. In addition, during 2009, we accelerated the vesting of certain of our Chairman and Chief Executive Officer's stock options, which resulted in a non-cash compensation charge of $11.8 million. Our share-based compensation expense for the three months ended March 31, 2010 and 2009 was $7.2 million and $11.1 million, respectively. The decrease in share-based compensation expense during the 2010 period was driven by the combination of an adjustment as a result of actual award forfeitures being higher than initially estimated as well as the acceleration of certain option awards to our Chairman and Chief Executive Officer during the 2009 third quarter.

  •
  During the year ended December 31, 2009, we recognized a non-cash charge of $12.1 million related to the write-off of unamortized debt issuance costs associated with our First and Second Lien Term Loans as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Financial Impact of IPO and Refinancing Transactions."

  •
  During the year ended December 31, 2008, we recognized previously deferred revenue of $4.8 million as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations." No significant amounts were recognized during the other periods presented.

  •
  During the year ended December 31, 2009, our deferred tax assets decreased $15.4 million, of which $1.2 million is included in operating activities and $14.2 million is included in non-cash financing activities related to the reclassification of the unrealized losses associated with our interest rate swap contracts to earnings upon their settlement and termination. During the years ended December 31, 2008 and 2007, our deferred tax assets increased $5.5 million and

    $79.7 million, respectively. The increase in our deferred tax assets during the year ended December 31, 2007 resulted primarily from the non-cash tax benefit related to the release of our remaining valuation allowance as discussed previously. During the three months ended March 31, 2010 and 2009, our deferred income taxes decreased $2.9 million and $0.9 million, respectively.

  •
  During the three months ended March 31, 2010 and 2009 and the year ended December 31, 2009, we recognized excess tax benefits related to share-based compensation of $4.6 million, $1.4 million, and $13.4 million, respectively.

        Our operating assets (excluding the effects of business acquisitions), net, were driven by the following items.

  •
  Our accounts receivable, net, (increased) decreased $(31.3) million and $5.1 million for the three months ended March 31, 2010 and 2009, respectively, and $8.6 million, $(26.9) million, and $(9.2) million for the years ended December 31, 2009, 2008, and 2007, respectively. Accounts receivable, net, balances are influenced by the timing of net revenue and customer collections. Our days sales outstanding (DSO) were 40 days and 35 days as of March 31, 2010 and 2009, respectively, and 32 days, 34 days, and 35 days as of December 31, 2009, 2008, and 2007, respectively. Our international sales terms generally range from 30 to 150 days due to industry and national practices outside of the U.S., which can impact our DSO results. We calculate DSO as our period end accounts receivable, net, divided by our prior three months' net sales, multiplied by 90 days. Our calculation of DSO may not be consistent with similar calculations performed by other companies.

  •
  Our inventories (increased) decreased $(3.1) million and $(6.5) million for the three months ended March 31, 2010 and 2009, respectively, and $(57.5) million, $(92.9) million, and $26.8 million for the years ended December 31, 2009, 2008, and 2007, respectively. Our inventories fluctuate based upon our plasma collections, production mix and cycle times, production capacities, normal production shut-downs, finished product releases, targeted safety stock levels, and demand for our products. Our biological manufacturing processes result in relatively long inventory cycle times ranging from 100 days to in excess of 400 days for some specialty plasma in addition to a required 60 day pre-production holding period for plasma. Consequently, we have significant investment in raw material and work-in-process inventories for extended periods, and correspondingly, lower levels of finished goods inventories on hand. The $57.5 million increase during 2009 was primarily driven by Thrombate III inventory build in preparation of manufacturing transfer from Bayer, increased plasma collections as compared to the prior year, and higher hyperimmune inventory levels. During 2008 and 2007, we repurchased inventories with a value of approximately $28.6 million and $81.9 million, respectively, from a Bayer affiliate in Germany, where we terminated our distribution agreement. During November 2007, we experienced unplanned plant maintenance as discussed previously, which resulted in lower inventory at December 31, 2007, thus impacting the 2008 comparability.

  •
  Our prepaid expenses and other assets decreased (increased) $7.8 million and $11.6 million for the three months ended March 31, 2010 and 2009, respectively, and $8.0 million, $(15.8) million, and $0.2 million for the years ended December 31, 2009, 2008, and 2007, respectively. The decreases for the three months ended March 31, 2010 and 2009 were primarily driven by decreases in prepaid income taxes of $7.4 million and $8.2 million, respectively. In addition, during the three months ended March 31, 2009, we reclassified $4.5 million of prepaid plasma to raw material inventories as a result of plasma deliveries from IBR upon center licensure, for which we subsequently acquired the plasma collection centers. The decrease during 2009 was primarily driven by a reclassification of $10.1 million of prepaid plasma to raw material inventories as a result of plasma deliveries from IBR upon center licensures, for which we subsequently acquired the centers. This was partially offset by higher corporate prepaid amounts, including insurance and various service contracts. The increase during 2008 was primarily driven by a $9.7 million increase in prepaid plasma and a $7.8 million increase in prepaid income taxes, partially offset by lower corporate prepaid amounts. Under the terms of our 2007 Supply Agreement with IBR, we were required to prepay 90% for unlicensed plasma. Upon center licensure, we remit the remaining 10% to IBR and reclassify the prepaid amounts to raw material inventories. The change in our prepaid expenses and other assets during 2007 was not material.

  •
  Our operating liabilities (decreased) increased $(4.5) million and $(29.4) million for the three months ended and March 31, 2010 and 2009, respectively, and $28.8 million, $35.5 million, and $20.2 million for the years ended December 31, 2009, 2008, and 2007, respectively. Our liabilities fluctuate as a result of our cash management strategies and varying due dates of accounts payable, accrued expenses, and other liabilities. The decrease for the three months ended March 31, 2010 was primarily driven by lower accounts payable of $12.4 million and lower accrued payroll, bonuses, and employee benefits of $23.1 million primarily due to the payment of accrued 2009 corporate performance bonuses. These items were partially offset by an increase in interest payable obligations of $11.6 million associated with our 7.75% Notes due to the timing of contractual payments, as well as higher taxes payable of $5.4 million. Further, our Medicaid, commercial rebates, and chargeback obligations increased $4.0 million during the three months ended March 31, 2010 primarily as a result of the recently enacted healthcare reform legislation which increased the rate of AMP used to compute Medicaid rebates charged to drug manufacturers and higher Medicaid utilization. The decrease for the three months ended March 31, 2009 was primarily driven by lower accounts payable of $9.9 million and lower accrued payroll, bonuses, and employee benefits of $22.8 million primarily due to the payment of accrued 2008 corporate performance bonuses. These items were partially offset by higher taxes payable of $8.9 million. The increase in 2009 was primarily driven by higher accounts payable of $16.1 million and higher Medicaid, commercial rebates, and chargebacks of $14.2 million, partially offset by lower interest payable and accrued goods and services. The increase in 2008 was primarily driven by higher accounts payable of $16.6 million, higher accrued payroll, bonuses, and benefits of $13.7 million, higher Medicaid, commercial rebates, and chargebacks of $2.2 million, and generally higher liabilities for accrued goods, services, and other items, partially offset by lower taxes payable of $10.6 million. The increase in 2007 was primarily driven by higher accounts payable of $12.1 million, higher accrued payroll, bonuses, and benefits of $12.5 million, higher Medicaid, commercial rebates, and chargebacks of $5.5 million, higher interest payable of $11.8 million, higher taxes payable of $9.8 million, partially offset by lower payables to related parties of $27.3 million as a result of the termination of many of our then existing transition services and distribution agreements with Bayer, and generally lower accrued goods, services, and other items.

Cash Flows from Investing Activities

        Our capital expenditures were $17.7 million and $8.1 million for the three months ended March 31, 2010 and 2009, respectively, and $75.2 million, $86.2 million, and $65.8 million for the years ended December 31, 2009, 2008, and 2007, respectively. Our capital expenditures reflect investments in our facilities to support a platform for future growth and efficiency improvements, including compliance enhancements, general infrastructure upgrades, capacity expansions, and new facilities. Our capital expenditures also reflect investments in our TPR infrastructure to support our plasma collection efforts. Our capital expenditures for the three months ended March 31, 2010 and year ended December 31, 2009 reflect significantly lower spending related to our TPR infrastructure as compared 2008 and 2007 as a result of the maturation of our plasma collection platform, as well as the completion of several projects. Our 2010 and 2009 capital expenditures reflect higher spending related to reliability/

compliance initiatives, as well as our initial investments in our new fractionation strategic program. In addition, significant investment which occurred in 2008 continued into 2009 for the new Thrombate III purification facility, which is now mechanically complete. Two earlier investments, our Prolastin-C A1PI facility and our Koate purification expansion Phase I project were approved by the FDA during 2009. Additional information regarding our currently planned capital programs is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Credit, Access to Capital and Cash Requirements, and Credit Ratings."

        Our cash flows used in investing activities also include various cash outflows for the development of our plasma collection center platform, including the purchase price of plasma collection centers acquired from IBR and loans and advances made to third-party plasma suppliers, net of repayments, for the development of plasma collection centers for which we had the option to purchase under certain conditions. We completed the acquisition of twelve plasma centers during 2009 as compared to three centers in both 2008 and 2007. The IBR center acquisition program was completed as a result of our purchase of the remaining centers under that agreement in 2009.

Cash Flows from Financing Activities

        We completed our IPO on October 6, 2009, which resulted in net proceeds to us of $519.7 million after deducting underwriters' discounts and commissions. We used the net proceeds to us from our IPO to repay $389.8 million and $129.9 million of principal under our First and Second Lien Term Loans, respectively. We incurred legal and other costs related to our IPO of approximately $3.9 million, of which $2.6 million is included as a reduction of additional paid-in capital. On October 21, 2009, we completed a $600.0 million private placement of our 7.75% Notes at an issue price of 99.321% of par, which resulted in net proceeds to us of $583.9 million after deducting underwriters' commissions and the discount. We used a portion of the net proceeds to us from the issuance of the 7.75% Notes to repay $290.9 million and $200.1 million under our First and Second Lien Term Loans, respectively, and $55.6 million of principal under our Revolving Credit Facility. We incurred total debt issuance costs related to the issuance of the 7.75% Notes and the Revolving Credit Facility amendment of $14.9 million. In addition to the term loan principal payments resulting from the application of net proceeds to us from our IPO and 7.75% Notes issuance, we made contractual principal payments under our First Lien Term Loan during each period as indicated in the table above. Outstanding amounts under our Revolving Credit Facility fluctuate based upon our business needs.

        During the three months ended March 31, 2010, we received proceeds of $2.9 million from the exercise of 667,043 stock options. In addition, we repurchased 246,823 shares of our common stock from employees for $4.9 million to settle their withholding tax obligations upon vesting of restricted stock. During the three months ended March 31, 2009, we repurchased 234,704 shares of our common stock from employees for $3.9 million to settle their withholding tax obligations upon vesting of restricted stock. During the year ended December 31, 2009, we repurchased 251,108 shares of our common stock from employees for $4.2 million to settle their withholding tax obligations. During the year ended December 31, 2009, we received proceeds from the exercise of 2,394,762 stock options of $7.6 million. During the year ended December 31, 2008, we repurchased 2,146,232 shares of our common stock from IBR for $33.5 million, plus accrued interest of $1.9 million, and 69,648 shares of our common stock from employees for $0.7 million to settle their withholding tax obligations. During three months ended March 31, 2010 and 2009 and the year ended December 31, 2009, we recognized excess tax benefits related to share-based compensation of $4.6 million, $1.4 million, and $13.4 million, respectively.

Sources of Credit, Access to Capital and Cash Requirements, and Credit Ratings

Sources of Credit

        Our sources of credit as of March 31, 2010 are summarized in the following table:

		Reductions in Available Credit Facility for Other Financial Instruments(1)
			March 31, 2010
Debt Instrument	Maximum Amounts		Amounts Outstanding	Amounts Available
7.75% Notes	$600,000	$—	$600,000	$—
Revolving Credit Facility	325,000	2,105	—	322,895

Total sources of credit	$925,000	$2,105	$600,000	$322,895

(1)
Amounts represent letters of credit used as security for utilities, insurance, and third party warehousing.

  7.75% Unsecured Senior Notes, due November 15, 2016

        On October 21, 2009, we completed the issuance of $600.0 million, 7.75% Senior Unsecured Notes, due November 15, 2016, at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The 7.75% Notes yield 7.875% to maturity and pay interest semi-annually on May 15 and November 15 to holders of record on the immediately preceding May 1 and November 1, respectively. The 7.75% Notes are guaranteed on a senior unsecured basis by our existing and future domestic subsidiaries. Except as described below, we will not be entitled to redeem the 7.75% Notes at our option prior to November 12, 2012.

        We may redeem some or all of the 7.75% Notes, at our option, at any time on or after November 12, 2012, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the 7.75% Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Fiscal Year	Percentage
2012	103.875%
2013	102.583%
2014	101.292%
2015 and thereafter	100.000%

        In addition, at any time during each twelve-month period ending on November 15, 2010, 2011, and 2012, we may redeem up to 10% of the originally issued principal amount of the 7.75% Notes at a redemption price of 103% of the principal amount of the 7.75% Notes redeemed plus accrued and unpaid interest and additional interest, if any, to the redemption date, subject to the rights of the holders of the 7.75% Notes on the relevant record date to receive interest due on the relevant interest payment date.

        At any time, or from time to time, on or prior to November 15, 2012, we may, at our option, redeem up to 35% of the aggregate principal amount of the 7.75% Notes issued under the indenture with the net cash proceeds to us of certain equity offerings at a redemption price equal to 107.75% of the principal amount of the 7.75% Notes plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date, provided that at least 65% of the aggregate principal amount of the 7.75% Notes originally issued remains outstanding immediately after such redemption and the redemption occurs within 90 days of the date of the closing of such equity offering.

        Under the Make-Whole redemption feature, we may redeem 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the U.S. Treasury rate as of such redemption date plus 0.50%), plus accrued and unpaid interest and additional interest, if any, prior to November 15, 2012, with respect to some or all of the 7.75% Notes, subject to the rights of the holders on the relevant record date to receive interest due on the relevant interest payment date.

        We are not required to make mandatory redemption or sinking fund payments with respect to the 7.75% Notes.

        Upon a change of control, the 7.75% Notes are puttable at 101% of principal plus accrued and unpaid interest and additional interest, if any.

        We may incur additional indebtedness and our subsidiary guarantors may also incur additional indebtedness if our Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

        The indenture contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, our ability and our restricted subsidiaries to: (i) sell assets; (ii) pay distributions on, redeem or repurchase its capital stock or redeem or repurchase its subordinated debt; (iii) make certain investments; (iv) incur or guarantee additional indebtedness or issue preferred stock; (v) create or incur certain liens; (vi) enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us; (vii) engage in certain sale and leaseback transactions; (viii) engage in certain transactions with affiliates; (ix) transfer or dispose of the capital stock of the restricted subsidiary to persons other than us or our restricted subsidiaries; and (x) create unrestricted subsidiaries. The indenture also contains certain customary events of default.

        In connection with the sale of the 7.75% Notes, we and our subsidiaries that guaranteed the 7.75% Notes entered into an exchange and registration rights agreement with the initial purchasers of the 7.75% Notes on October 21, 2009, pursuant to which we are obligated, by April 19, 2010, to file with Securities and Exchange Commission under the Securities Act of 1933, as amended, a registration statement with respect to an offer to exchange the 7.75% Notes (and guarantees) for substantially identical new notes (and guarantees) of ours. If we are not able to effect this exchange offer, we have agreed to file a shelf registration statement relating to re-sales of the 7.75% Notes. We will be obligated to pay damages consisting of additional interest on the 7.75% Notes if, within the periods specified in the Registration Rights Agreement, we do not file the exchange offer registration statement or the shelf registration statement or we do not comply with certain other obligations under the Registration Rights Agreement.

  Revolving Credit Facility

        We have a $325.0 million asset-based credit agreement administered by Wachovia Bank, N.A., an affiliate of Wells Fargo Securities, which was amended on October 15, 2009 as described below. We use our available cash balances to repay amounts outstanding under this Revolving Credit Facility. We deposit any excess cash amounts into an overnight investment account. Outstanding principal under this facility is due and payable on the maturity date of December 6, 2011.

        Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the Revolving Credit Facility at the ABR plus 0.25-0.75% or LIBOR plus 1.50-2.00%. For the three months ended

March 31, 2009, the weighted average interest rate of our Revolving Credit Facility was 2.48% and at March 31, 2009, the interest rates on the ABR borrowings was 3.75% and the LIBOR borrowings of $155.0 million ranged from 2.27% to 2.31%. No amounts were outstanding under the Revolving Credit Facility at March 31, 2010 and no significant amounts were outstanding during the three months ended March 31, 2010.

        The Revolving Credit Facility is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our personal property, including manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

        The Revolving Credit Facility contains default provisions, and, pursuant to the October 15, 2009 amendment described below, imposes restrictions on annual capital expenditures if our leverage ratio is 2.00 to 1.00 or less, and contains a financial covenant which requires us to maintain a fixed charge coverage ratio of at least 1.10 to 1.00 if our borrowing availability based on eligible collateral is less than $48.75 million. The Revolving Credit Facility defines certain terms in calculating covenant ratios, including adjusted EBITDA and Indebtedness.

        The borrowing base under our Revolving Credit Facility is based on our accounts receivable and inventory, and is calculated as (i) 85% of our eligible accounts receivable plus (ii) the lesser of (a) 65% of our eligible inventory (valued on a first-in-first-out basis), (b) 85% of the net orderly liquidation value of our eligible inventory as determined by a recent appraisal, and (c) $300 million. Only up to $100 million may be advanced to us based on the value of our work-in-process inventory (with "filled-not-packed" and "packed-not-released" inventory being considered finished goods inventory). From time to time, the collateral agent under the Revolving Credit Facility may modify our eligibility standards, establish or adjust reserves, or reduce one or more of the other elements used in computing the borrowing base.

        On October 15, 2009, we entered into an amendment to the Revolving Credit Facility dated as of October 12, 2009. The Revolving Credit Facility, as amended, permitted the 7.75% Notes, described above, to be issued as long as the First and Second Lien Term Loan Credit Agreements were terminated in connection with the offering of the 7.75% Notes. The amendment also (i) increases the covenant baskets for permitted acquisitions to $250 million, (ii) permits the payment of cash dividends commencing with the first fiscal quarter of 2010 if certain conditions are met, and (iii) increases our capital expenditure baskets so that we will be permitted to make capital expenditures of up to $225 million in each of 2010 and 2011. Moreover, pursuant to the amendments, we are not subject to any limitation on our capital expenditures in any fiscal year if our leverage ratio, as defined, as of the end of the fiscal year most recently ended was less than or equal to 2.00 to 1.00. Minimum availability tests under the Revolving Credit Facility were also increased from $32.5 million to $48.75 million in connection with the amendment.

        Our Revolving Credit Facility, as amended, permits the payment of cash dividends to holders of our common stock commencing with the first fiscal quarter of 2010, so long as (i) the Leverage Ratio determined as of the end of the immediately preceding fiscal quarter for the then most recently completed four fiscal quarters, is equal to or less than 2.00 to 1.00 and (ii) the minimum pro forma Availability as of the date of such dividend (after giving effect to such cash dividend, the funding of all Revolving Loans, and the issuance of all Letters of Credit to be funded or issued as of such date) is not less than $48.75 million; provided that, the aggregate amount of Restricted Payments shall not exceed 50% of Net Income during the period from October 1, 2009 to the end of the most recently ended fiscal quarter as of the date of the Restricted Payment.

  First and Second Lien Term Loans

        Our First and Second Lien Term Loans were repaid in full and terminated as a result of the application of the net proceeds to us from our October 6, 2009 IPO and the issuance of our 7.75% Notes on October 21, 2009. The weighted average interest rate on our First and Second Lien Term Loans were 5.24% and 8.28%, respectively, for the three months ended March 31, 2009. At March 31, 2009, the interest rates on our First and Second Lien Term Loans were 4.74% and 7.74%, respectively.

  Interest Rate Swaps and Caps

        We used $28.7 million of the net proceeds to us from the issuance of our 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million. Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million. As a result of the settlement and termination of these interest rate swap contracts, we recognized a charge of $30.9 million (approximately $18.9 million after tax) during the year ended December 31, 2009 within total other non-operating expense, net, in our consolidated income statement. At December 31, 2008, $23.3 million, net of taxes, was recorded in accumulated other comprehensive loss, related to our interest rate swap contracts. As a result of their settlement and termination, we reclassified $23.3 million out of accumulated other comprehensive loss to loss on extinguishment of debt within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009.

        At December 31, 2009, we had two interest rate cap contracts with a notional amount of $175.0 million outstanding. The interest rate caps matured during February 2010. At December 31, 2008, we had five variable-to-fixed interest rate swap contracts with an aggregate notional amount of $500.0 million and two interest rate cap contracts with an aggregate notional principal amount of $175.0 million outstanding, respectively. At December 31, 2008, the fair value of our interest rate derivatives was $37.5 million, which was recorded primarily in other long-term liabilities on our consolidated balance sheet. Fair value was calculated using Level 2 inputs, which included forward LIBOR curves and credit default swap data. At December 31, 2009, we had two interest rate cap contracts with a notional principal amount of $175.0 million outstanding for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero.

  Access to Capital and Cash Requirements

        At March 31, 2010, our cash and cash equivalents totaled $80.3 million. We use our available cash balances to repay amounts outstanding under our Revolving Credit Facility. We deposit any excess cash amounts into an overnight investment account. At March 31, 2010, no amounts were outstanding under our Revolving Credit Facility and we had unused available borrowing capacity of $322.9 million.

        We expect our cash flows from operations combined with our cash balances and availability of our Revolving Credit Facility to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. As of the date of this prospectus, we believe that we are currently in compliance with all covenants or other requirements set forth in our credit facilities.

        Our working capital, which is driven primarily by our accounts receivable turnover and inventory production times, including plant turnarounds, can vary significantly period to period. Our capital requirements will depend on many factors, including our rate of sales growth, acceptance of our products, costs of securing access to adequate manufacturing capacities, maintaining cGMP compliant facilities, the timing and extent of research and development activities, and changes in operating expenses, including costs of production and sourcing of plasma, all of which are subject to uncertainty.

We anticipate that our cash needs will be significant and that we may need to increase our borrowings under our credit facilities in order to fund our operations and strategic initiatives. We anticipate that our working capital will increase in order to grow our business. In particular, we expect to increase inventories to optimize fractionation capacity.

        Although we believe that our capital spending for the years ended December 31, 2009 and 2008 is more indicative of our annual capital spending, we anticipate significantly higher capital spending over the next five years. We expect that our capital spending over the next five years beginning in 2010 to be in the range of $750 million to $800 million on a cumulative basis, substantially higher than it has been in the past. Given the nature of our planned capital projects, we anticipate our capital spending to range from $180 million to $190 million in 2010 and to increase to a peak of $240 million to $260 million in 2011. Most of the anticipated capital spending will be necessary to support our future volume growth, particularly with the anticipation that we will reach our fractionation capacity in the near term, launch new product introductions and complete strategic initiatives. Incremental capital spending will continue to be required to ensure ongoing maintenance and compliance of our facilities.

        The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements, and the extent and timing of particular projects, among other things. The design and construction of a new, higher-capacity fractionation facility, which we currently estimate will range from $280 million to $300 million in cost, based on conceptual engineering, and anticipate will be operational by 2015; construction of new purification facilities for Plasmin, Koate, and albumin are estimated to cost approximately $160 million; and projects to support continued new product development, among others. Our planned capital program also includes projects to increase our fractionation capacities. To the extent we discontinue a capital project, we would write-off a portion or all previously capitalized amounts through a charge to our consolidated income statement. As a result of our anticipated capacity constraints, we plan to build our Gamunex inventories, which will increase our working capital requirements. The first phase of our Factor VIII purification expansion project, as well as reliability improvements, has been completed. In addition, we have completed construction of our new Thrombate III purification facility as well as our new Prolastin-C A1PI purification facility.

        On an ongoing basis, we expect to evaluate means to moderate our capital spending, including implementing projects in phases, exploring government subsidies, exploring strategic partnerships, and the like. We may need to incur future debt or issue additional equity if our cash flows and capital resources are insufficient to finance these various activities, particularly in light of the scheduled maturity of our Revolving Credit Facility in December 2011. Additional funds may not be available on terms favorable to us, or at all.

  Credit Ratings

        Our credit ratings as of March 31, 2010 were as follows:

	Moody's	Standard & Poor's
Outlook:
7.75% Notes	B1	BB
Corporate Family Rating	Ba3	BB

        Factors that can affect our credit ratings and outlook include changes in our operating performance, financial position, business strategy, and the overall economic environment for the plasma-derived products business. If a downgrade of our credit ratings or outlook were to occur, it could adversely impact, among other things, our future borrowing costs and access to capital markets.

CONTRACTUAL OBLIGATIONS

        The following table summarizes our significant contractual obligations as of December 31, 2009. Our contractual obligations at March 31, 2010 were not materially different than at December 31, 2009.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt(1)	$600,000	$—	$—	$—	$600,000
Interest payments(2)	328,600	49,600	139,500	93,000	46,500
Capital lease obligations	15,157	1,740	5,356	3,455	4,606
Operating lease obligations	50,486	16,727	24,759	5,351	3,649
Purchase commitments(3)	719,530	202,307	350,307	108,542	58,374

Total	$1,713,773	$270,374	$519,922	$210,348	$713,129

(1)
Long-term debt in the table above consists of outstanding amounts under our 7.75% Notes. We also have a $325.0 million Revolving Credit Facility, maturing on December 6, 2011, for which no amounts were outstanding at December 31, 2009. The 7.75% Notes are redeemable or puttable prior to their scheduled maturity of November 15, 2016 under certain circumstances as described further in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

(2)
Interest payments related to long-term debt in the table above consists of interest amounts under our 7.75% Notes. We also have a $325.0 million variable rate Revolving Credit Facility, for which no amounts were outstanding at December 31, 2009.

(3)
Includes material agreements to purchase goods and services that are enforceable and legally binding.

        In addition to the contractual obligations disclosed in the table above, we have other contractual obligations for which the timing and extent of future payments are not known. We have described these potential obligations in the following paragraphs.

        We have employment agreements and offer letters with certain of our employees which require payments generally ranging from 100% to 200% of the employee's annual compensation if employment is terminated not for cause by us, or by the employee, for good reason, as defined. Certain of these arrangements also include provisions for payments of bonuses under our annual incentive plan and the vesting of equity awards, as well as other customary payments, such as accrued personal days, bonuses, continuing benefits, and outplacement services. Unless such termination is for cause, if such termination occurs within a specified period following a change in control of the company, as therein defined, the agreements generally require us to vest all of the employees' stock-based compensation.

        We have two exclusive commercial license agreements for advanced protein production technology with Crucell. In consideration of the licenses that Crucell has granted us, we paid upfront license fees of $4.0 million during 2008 and additional milestones of $0.5 million during 2009 and could be required to pay up to $48.0 million of additional development milestones as certain activities are completed. Under the terms of both agreements, we may terminate either agreement by giving Crucell 90 days prior written notice and payment of all outstanding amounts owed to Crucell. If products developed under these agreements are sold, we would be required to pay royalties to Crucell ranging from 3% to 5% of net sales from recombinant Factor VIII and from 3.5% to 6% of net sales from recombinant A1PI. We currently anticipate paying milestones of $1.5 million and $2.0 million during 2010 and 2011, respectively, under these agreements.

        At December 31, 2009, $11.1 million of unrecognized tax benefits have been recorded as liabilities for uncertain income tax positions. The ultimate resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law, and the willingness of the income tax authorities to settle, including the timing thereof, and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future.

        During 2010, we estimate our capital spending to range from $180 million to $190 million based upon our current plan. Actual spending will vary based upon changes to the timing and scope of planned projects, including project deferral or acceleration, as well as new opportunities. Additional information regarding our planned capital projects is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations——Liquidity and Capital Resources." At December 31, 2009, we have commitments for capital spending to be made in 2010 totaling $31.6 million.

OFF-BALANCE SHEET ARRANGEMENTS

        As of March 31, 2010, we do not have any off-balance sheet arrangements that are material or reasonably likely to be material to our consolidated financial position or results of operations.

NON-GAAP FINANCIAL MEASURES

        We believe that a meaningful analysis of our historical operating performance is enhanced by the use of adjusted EBITDA, as defined in our Revolving Credit Facility, and Consolidated Cash Flow, as defined in our 7.75% notes. Adjusted EBITDA and Consolidated Cash Flow are financial measures that are not defined by U.S. GAAP. A non-GAAP financial measure is a numerical measure of a company's financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in a comparable measure calculated and presented in accordance with U.S. GAAP in the statement of operations, such as net income, or the statement of cash flows, such as operating cash flow; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented. The non-GAAP financial measures that we use should not be considered a substitute for any performance measure determined in accordance with U.S. GAAP. We do not rely solely on these non-GAAP financial measures and also consider our U.S. GAAP results. Because the non-GAAP financial measures we use are not calculated in the same manner by all companies, they may not be comparable to similarly titled measures used by other companies. To properly and prudently evaluate our business, we encourage you to also review our U.S. GAAP consolidated financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business. These non-GAAP financial measures have material limitations as analytical tools and you should not consider these measures in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP.

        Adjusted EBITDA and Consolidated Cash Flow are used by our management, our lenders, and the compensation committee of our board of directors as follows:

  •
  Our management uses adjusted EBITDA as one of our primary financial performance measures in the day-to-day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage our plants' production plans, and assess appropriate levels of sales and marketing initiatives. Our management uses adjusted EBITDA in its decision making because this supplemental operating performance measure facilitates internal comparisons to historical operating results and external comparisons to competitors' historical operating results by eliminating various income and expense items which are either not part of operating income or may vary significantly when comparing our results among the periods presented to our competitors or other companies.

  •
  The compensation committee uses adjusted EBITDA as a financial performance objective because it is one of our primary financial performance measures used in the day-to-day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage our plants' production plans, and assess appropriate levels of sales and marketing initiatives. In 2009 and prior years, the compensation committee used unlevered free cash flow because it measures management's effectiveness in managing cash and the related impact on interest expense. In order to motivate top performance by our executives, we establish a target level for each of the various performance criteria that is high enough that there is no certainty it is achievable. The target level for any performance criterion changes from year to year. These target performance levels reflect challenges with respect to various factors such as sales volume and pricing, cost control, working capital management, plasma platform objectives, R&D objectives and sales and marketing objectives, among others. Our compensation committee has discretion to adjust the actual results related to the performance targets positively or negatively for items which, in the opinion of the compensation committee, were not reasonably within management's control. The compensation committee also evaluates the manner in which actual results were achieved to determine if unusual actions or risks were taken that would impact or manipulate the results.

  •
  Our lenders use adjusted EBITDA to determine compliance with the Leverage Ratio financial covenant under our Revolving Credit Facility, which is calculated as debt less cash divided by the last twelve months' adjusted EBITDA. The October 15, 2009 amendment to our Revolving Credit Facility removed restrictions on our annual capital expenditures if our Leverage Ratio is greater than 2.00 to 1.00. Our 7.75% Notes use a similar measure referred to as Consolidated Cash Flow to determine compliance with the Fixed Charge Coverage Ratio, which allows for the incurrence of indebtedness and issuance of qualified and preferred stock if at least 2.00 to 1.00.

        Certain items that we eliminate in calculating adjusted EBITDA and Consolidated Cash Flow have been, and we expect will continue to be, significant to our business. For example:

  •
  Interest expense is a necessary element of our costs and is largely a function of our capital structure and reflects our debt levels;

  •
  Depreciation and amortization primarily result from the allocation of resources relative to investment decisions by our management and board of directors;

  •
  Income tax expense results from our performance and applying statutory tax rates in the jurisdictions in which we operate coupled with the application of income tax accounting guidance and tax planning strategies;

  •
  Non-cash compensation expense is expected to be a recurring component of our costs, although we expect that we will not grant share-based compensation in the same magnitude in the future;

  •
  Expenses related to our special recognition bonuses are significant, and although we do not expect to grant bonuses in this magnitude in the future, bonuses will continue to be a key component of compensation to retain and attract employees; and

  •
  Expenses related to debt extinguishment represent a necessary element of our costs to the extent that we restructure our debt.

        Although we currently believe other items such as management fees, transition and unusual or non-recurring expenses, and retention bonuses will not recur in the future in the same magnitude that they have occurred in the past, we may incur similar charges in the future. Other items, such as impairment charges, are not predictable, and therefore, we could incur similar charges in the future.

        In the following table, we have presented a reconciliation of EBITDA and adjusted EBITDA, as defined in our Revolving Credit Facility, and Consolidated Cash Flow as defined in our 7.75% Notes, to the most comparable U.S. GAAP measure, net income:

	Three Months Ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007
Net income	$45,339	$33,435	$153,889	$65,797	$123,565
Interest expense, net(a)	11,263	21,345	74,491	97,040	110,236
Income tax provision (benefit)(b)	23,264	18,940	75,008	36,594	(40,794)
Depreciation and amortization(c)	8,051	6,744	28,936	20,269	10,749

EBITDA	87,917	80,464	332,324	219,700	203,756
Transition and other non-recurring expenses(d)	—	—	—	—	15,251
Management fees(e)	—	1,859	5,715	6,871	6,097
Non-cash share-based compensation expense(f)	7,227	11,062	47,546	38,707	21,241
Special recognition bonus expense(g)	1,614	1,798	6,310	6,622	8,167
Loss on extinguishment of debt(h)	—	—	43,033	—	—
Equity in earnings of affiliate(i)	(147)	(89)	(441)	(426)	(436)
Loss (gain) on disposal of property, plant, and equipment(j)	47	266	1,196	48	(94)
Asset impairment charges, net of recoveries(k)	—	(385)	1,180	10,096	2,789
Retention bonus awards(l)	—	3,717	9,136	5,593	—
Other(m)	—	—	1,284	605	—

Adjusted EBITDA as defined per Revolving Credit Facility	96,658	$98,692	447,283	$287,816	$256,771

Merger termination fee(n)	—		(75,000)

Consolidated Cash Flow as defined per 7.75% Notes(o)	$96,658		$372,283

(a)
Represents interest expense associated with our debt structure. Through the third quarter of 2009, our debt structure consisted of facilities totaling $1.355 billion, including our $700 million First Lien Term Loan, $330 million Second Lien Term Loan, and $325 million Revolving Credit Facility, as well as our interest rate cap and swap contracts. As a result of our IPO and refinancing transactions during October 2009, we reduced our credit facilities to $925 million, consisting of our $600 million 7.75% Notes and $325 million revolving credit facility. We also settled and terminated our interest rate swap contracts.

(b)
Represents our income tax provision (benefit) as presented in our consolidated income statements.

(c)
Represents depreciation and amortization expense associated with our property, plant, and equipment, and all other intangible assets.

(d)
Represents the expense associated with the development of our internal capabilities to operate as a standalone company apart from Bayer, consisting primarily of consulting services associated with developing our corporate infrastructure.

(e)
Represents the advisory fees paid to Talecris Holdings, LLC, under the Management Agreement, as amended. This agreement was terminated in connection with our IPO.

(f)
Represents our non-cash share-based compensation expense associated with stock options, restricted stock, and RSU's, and performance share units.

(g)
Represents compensation expense associated with special recognition bonus awards granted to certain of our employees and senior executives to reward past performance. We made the final payments under the special recognition bonus awards during March 2010. We do not anticipate granting similar awards in the future.

(h)
Represents charges to write-off previously capitalized financing charges associated with our First and Second Lien Term Loans as a result of their repayment and termination as well as costs associated with the settlement and termination of our interest rate swap contracts.

(i)
Represents non-operating income associated with our investment in Centric, which we believe are not part of our core operations.

(j)
Represents net losses (gains) on disposals of our property, plant, and equipment, which we believe are not part of our core operations.

(k)
For the year ended December 31, 2009, the amount represents $3.1 million of charges related primarily to capital lease assets and leasehold improvements, offset by recoveries of $1.9 million related to our 2008 plasma center cGMP issue. For the year ended December 31, 2008, the amount represents an inventory impairment charge, net of recoveries of $5.8 million due to our plasma center cGMP issue, an impairment charge of $3.6 million related primarily to capital lease assets and leasehold improvements, and other long-lived asset impairment charges of $0.7 million. During the year ended December 31, 2007, the amount represents asset impairment charges of $2.8 million associated with the discontinuation of a capital project. Amounts recognized during the three months ended March 31, 2010 and 2009 were not significant.

(l)
Represents merger related retention expenses, including fringe benefits, related to our terminated merger agreement with CSL.

(m)
For the year ended December 31, 2009, the amount represents $1.3 million of costs related to our October 6, 2009 IPO. For the year ended December 31, 2008, represents $0.9 million of costs related to the initial public offering that was discontinued during 2008, partially offset by insurance recoveries of $0.3 million.

(n)
For the year ended December 31, 2009, the amount includes a $75.0 million merger termination fee that we received from CSL in connection with the termination of our definitive merger agreement.

(o)
The computation of Consolidated Cash Flow is not applicable prior to the issuance of the 7.75% Notes.

        In addition to the adjustments we make in computing adjusted EBITDA as permitted under the terms of our Revolving Credit Facility and Consolidated Cash Flow under the terms of our 7.75% Notes, our management and compensation committee also consider the impact of other items in evaluating our operating performance. Certain of these items, which impact the comparability of our historical financial results, are included in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We operate on a global basis, and are exposed to the risk that our earnings and cash flows could be adversely impacted by fluctuations in interest rates, foreign exchange, and commodity prices. The overall objective of our financial risk management program is to minimize the impact of these risks through operational means and by using various financial instruments. These practices may change as economic conditions change.

INTEREST RATE RISK

        At March 31, 2010, our long-term debt consisted of our 7.75% Notes ($600.0 million outstanding), which bears a fixed interest rate, and our $325.0 million Revolving Credit Facility, which bears interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. Our exposure to adverse movements in ABR or LIBOR during the three months ended March 31, 2010 was not significant as a result of minimal average borrowings outstanding under the Revolving Credit Facility during the period. Assuming a fully drawn Revolving Credit Facility and a 100 basis point increase in applicable interest rates, our interest expense, net, would increase by $3.25 million on an annual basis.

        At March 31, 2010, we had cash and cash equivalents of $80.3 million. We use our available cash balances to repay amounts outstanding under our Revolving Credit Facility. We deposit any excess amounts into an overnight investment account, which earns minimal interest. Because our cash and cash equivalents are short-term in duration, we believe that our exposure to interest rate risk is not significant and a 100 basis point movement in market interest rates would not have a significant impact on the carrying value of our cash and cash equivalents. We actively monitor changes in interest rates.

FOREIGN CURRENCY RISK

        We operate internationally and enter into transactions denominated in foreign currencies. As such, our financial results are subject to the variability that arises from exchange rate movements in relation to the U.S. dollar. Our foreign currency exposures are primarily limited to the impact that fluctuations in the euro and the Canadian dollar have on our revenues and the remeasurement of our euro-denominated accounts receivable.

        Approximately 31% of our net revenue for the three months ended March 31, 2010 was generated outside of the United States. Our product net revenue was favorably impacted by $3.0 million, or 0.8%, as a result of foreign currency exchange rate fluctuations in relation to the U.S. dollar during the three months ended March 31, 2010. In addition, we incurred transaction losses, net, of $3.9 million during the three months ended March 31, 2010, primarily related to the remeasurement of euro-denominated accounts receivable, which we recorded within SG&A in our consolidated income statement.

        For the purpose of specific risk analysis, we used a sensitivity analysis to measure the potential impact to our consolidated financial statements for a hypothetical 10% strengthening of the U.S. dollar compared with the Canadian dollar and euro for the three months ended March 31, 2010. Assuming a 10% strengthening of the U.S. dollar, our product net revenue would have been negatively impacted by approximately $4.3 million. There would have been minimal impact to transaction losses resulting from the remeasurement of euro-denominated accounts receivable during the three months ended March 31, 2010. We have not hedged our exposure to changes in foreign currency exchange rates. Consequently, we could incur unanticipated gains and losses as result of changes in foreign exchange rates.

COMMODITY RISK

        Plasma is the key raw material used in the production of our products, which we obtain from our plasma collection centers, as well as third party plasma suppliers. As of March 31, 2010, our plasma collection center platform consisted of 69 operating centers, of which 64 were licensed and 5 were unlicensed. These centers collected approximately 69% of our plasma during the three months ended March 31, 2010.

        For the purpose of specific risk analysis, we used a sensitivity analysis to measure the potential impact to our consolidated financial statements for a hypothetical 10% increase in the cost of plasma used to produce the products sold during the three months ended March 31, 2010. Assuming this 10% increase in the cost of plasma, our cost of goods sold would have increased by $13.6 million and our gross margin would have been negatively impacted by 358 basis points for the three months ended March 31, 2010. This sensitivity analysis assumes that we would not be able to pass the hypothetical cost increase to our customers in the form of pricing increases. This sensitivity analysis does not consider the fixed-pricing of plasma purchased from our third-party plasma suppliers.

        We procure plasma from our plasma collection centers and from third parties, all located within the United States. In periods of rising demand for plasma, we may experience increased costs and/or limited supply. These conditions can potentially result in our inability to acquire key production materials on a timely basis, or at all, which could impact our ability to produce products and satisfy incoming sales orders on a timely basis resulting in the breach of distribution contracts, or otherwise harm our business prospects, financial condition, results of operations, and cash flows. In addition, increased costs of materials or the inability to source materials could result in higher costs of production resulting in compressed gross margin, loss of customers, a negative effect on our reputation as a reliable supplier of plasma-derived therapies, or a substantial delay in our production growth plans.

        As indicated previously, we have embarked on a capital expenditure plan that is currently estimated to be in the range of $750 million to $800 million on a cumulative basis from 2010 through 2014 to address our fractionation capacity constraints. As such, we anticipate that we could be subject to market risk from fluctuating prices of certain purchased commodities, such as steel. While these materials will come from multiple sources, commodities are subject to market price fluctuation. We will purchase these commodities based upon market prices established with various suppliers as part of the purchasing process. To the extent that commodity prices increase and we do not have firm pricing commitments, or if the suppliers are not able to honor such prices, we may experience unplanned costs in order to continue with our capital programs. We currently do not anticipate hedging our exposures to market risks associated with our commodities.

INDUSTRY

Overview of the Plasma Products Industry

        Industry Dynamics.    The human plasma-derived products industry has demonstrated revenue growth at a compound annual rate of approximately 8% globally over the past 21 years with worldwide sales of approximately $9.7 billion in 2008 based on MRB data. U.S. sales have grown at a compound annual rate of approximately 10% over the past 18 years with sales of $4.0 billion in 2008, representing a 13.5% increase over 2007, according to the MRB U.S. Book. Consistent worldwide growth in demand and favorable supply/demand dynamics have generally provided a basis for price increases over the past five years.

        Significant industry consolidation has reduced the number of major producers of plasma-derived products in the U.S. to five companies, including us. Three companies, including us, currently collectively account for almost 81% of U.S. sales according to the MRB U.S. Book. The industry today has fewer participants, which tend to be larger, vertically integrated and profit driven, with the scale necessary to permit investment in the development of new therapies and indications, and more efficient and compliant facilities to serve the patient community.

        We believe that many plasma-derived products are underutilized and have positive growth outlook. We believe worldwide unit volume demand for plasma-derived products will grow over the long term at a compound annual rate of approximately 6% to 8%, driven principally by the following factors:

  •
  population growth;

  •
  discovery and approval of new applications and indications for plasma-based products;

  •
  growth of diagnosed cases;

  •
  increased treatment of untreated but diagnosed patients;

  •
  increased patient compliance and appropriate dosing levels for diagnosed, treated patients; and

  •
  geographic expansion.

        There are significant barriers to entry into the plasma derivatives manufacturing business, including the operationally complex nature of the business, which requires a highly skilled workforce with specialized know-how; significant intellectual property, including trade secrets relating to purification of products and pathogen safety; the need to develop recognized and trusted brands as well as sales, marketing and distribution infrastructures and relationships; and the ability to comply with extensive regulation by the FDA and comparable authorities worldwide. Additionally, the construction and maintenance, including regular improvements necessitated by evolving standards of current Good Manufacturing Practices (cGMP), of production facilities requires extensive capital expenditures and may involve long lead times to obtain necessary governmental approval. For example, through March 31, 2010, we have invested approximately $640 million in our primary manufacturing facility since 1995. Further, unlike small molecule pharmaceutical products, which are often subject to patent expirations on a defined date, plasma-derived protein therapies are usually protected through intellectual property relating to process, including trade secrets, which may not have a scheduled expiration. New entrants may, however, develop and market competing products by subcontracting portions of the manufacturing process, such as fractionation or purification, from existing plasma derivative manufacturers. Also, existing fractionators with operations in one region may have lower barriers to entering other regional areas. In addition, while the industry's plasma supply constraint has eased, any new competitors in the U.S. would need to secure an adequate supply of U.S. plasma since, as a practical matter, although plasma collected in the U.S. may be certified for use in products sold in Europe and Canada, only plasma collected in the U.S. is certified for use in products sold in the U.S. Since there are currently a very limited number of independent plasma suppliers, much of whose plasma collection and center development capacity is already contracted to existing fractionators, any new competitor would likely have to eventually develop their own U.S. based plasma collection centers and related infrastructure.

Plasma-Derived Products

        The three largest selling plasma proteins, which together constituted approximately 71% and 73% of plasma-derived product sales in the world in 2007 and the U.S. in 2008, respectively, and their therapeutic properties are:

  •
  IGIV products, which are antibody-rich plasma therapies that have long been used in the treatment of immune related disorders such as primary immune deficiencies (PI) and certain autoimmune disorders, such as CIDP, where IGIV is thought to act as an immune modulator. Physicians frequently prescribe IGIV for a wide variety of diseases even though these uses are not described in the product's labeling and differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved, or "off-label," uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred standard of care or treatment of last resort for many patients in varied circumstances. We believe that a significant portion of IGIV volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. We estimate neurologists are the largest prescribers in the U.S., representing 48% of the total IGIV volume. We further estimate CIDP, PI and idiopathic thrombocytopenic purpura (ITP) collectively represent approximately 61% of U.S. IGIV volume. Demand for IGIV has increased rapidly in recent years, and it now represents the largest plasma-derived product by sales value. It is one of the key growth drivers of the industry largely due to the increasing number of medical conditions for which IGIV is used. We expect worldwide unit volume demand to grow over the long term at a compound annual rate of approximately 6% to 8% with similar growth in the U.S. Because IGIV is a complex mixture of antibody molecules, no recombinant (or synthetic) means of production currently exists. Thus, IGIV can only be derived from human plasma. Our most significant revenue generating product, Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified, is one of the leading revenue products in the IGIV market, with a reputation as a premium product.

  •
  Factor VIII, which is a blood coagulation factor for the treatment of Hemophilia A. Hemophilia A is a hereditary condition that affects an estimated 380,000 patients worldwide; however, we estimate that only one-third of those have been identified and are being treated. A recombinant substitute has been developed for Factor VIII. Recombinant Factor VIII is currently priced higher than plasma-derived Factor VIII because recombinants have generally been perceived to be safer. In 2007, worldwide sales of plasma-derived Factor VIII were $1.2 billion and comprised 12% of the global plasma product sales. In 2008, Recombinant Factor VIII sales in 2007 were $3.5 billion worldwide. Recombinant Factor VIII was more prevalent in the U.S. in 2008 with 86% of total Factor VIII sales and 81% of units according to MRB data. In Europe, recombinant Factor VIII had 73% of sales and 63% of the units. The plasma-derived Factor VIII market had a compound annual growth rate of 6% over the past ten years. The global market for plasma-derived Factor VIII is supply constrained resulting in unmet demand. Growth in plasma-derived Factor VIII is being driven by increased patient identification and treatment in developing countries. The current per capita Factor VIII utilization is significantly higher in the U.S. and European Union (EU) than in developing countries. We produce and market plasma-derived Factor VIII under our Koate DVI Antihemophilic Factor (human) brand.

  •
  Albumin, which is used as an expander of plasma volume after significant blood losses during surgery or trauma, for severe burns or for patients with acute liver or kidney failures. Prices of, and demand for, albumin have stabilized recently as prescribers have recognized that albumin has therapeutic significance. The demand for albumin has increased since 2000 and is projected to grow moderately over the next few years. Prices for albumin have increased significantly since

    2005, although they have not reached historical highs, as the average selling price for albumin reached $50.15 in 1998. The U.S. average selling price in 2008 was $33.09, having grown at a compound annual rate of 28.5% since 2005, when the average selling price was $15.58. We produce and market albumin and Plasma Protein Factor (human) (PPF) under two brand names: Plasbumin and Plasmanate, both of which are derived from plasma Fraction V.

        A1PI is a fourth protein that is financially important to us and is growing in sales. From December 1987 to December 2002 we had the only FDA approved A1PI product, Prolastin A1PI, which had net revenue of $80.1 million and $319.1 million for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively. In December 2003, two competing A1PI products were introduced into the market. We expect that increased spending on patient identification and physician education, as well as product introduction in additional countries, will increase the demand for A1PI products. We received FDA approval for our next generation A1PI product, Prolastin-C, in October 2009 and received Health Canada approval in February 2010. Presently, additional clinical trials are being required by European authorities as a precursor to Prolastin-C A1PI approval in Europe. In March 2010, we launched Prolastin-C A1PI in the United States and through March 31, 2010, we have successfully converted approximately 44% of our U.S. Prolastin patients to Prolastin-C A1PI. We anticipate that the conversion of all remaining U.S. Prolastin patients to Prolastin-C A1PI will be completed by the end of the 2010 second quarter.

        The following chart presents a breakdown of worldwide sales of plasma derivatives by product category in 2007.

2007 Plasma Derivative Worldwide Sales by Category

Plasma-Derived Products Sales by Geographic Region

        Due to the high demand and cost of plasma-derived therapies, the majority of plasma sales are derived from the more economically developed regions in the world. Compared to the U.S. and Canada, where the industry is open, though highly regulated, Europe is characterized by local fractionators, considerable government control, and divergent health care systems. Japan is mainly supplied by local producers. The following chart presents a breakdown of the global sales of plasma derivatives by region in terms of sales in 2007.

Estimated 2007 Plasma Derivative Worldwide Sales by Region

Plasma Collection and Testing

        Plasma may be obtained in two different ways. The traditional method is through the separation of plasma from blood obtained from a blood donation. This is referred to as "recovered plasma." This plasma is the by-product of donations made at blood banks or transfusion centers because the main objective of these banks and centers is to obtain the blood cells and platelets.

        The second method for obtaining plasma is through a process called "plasmapheresis" whereby plasma is mechanically separated from the cellular elements of blood (such as red and white cells and platelets) through centrifugation or membrane filtration at the time the donation is made. These cellular elements are then returned to the donor as part of the same procedure. Because blood cells are returned, it is possible for individuals to donate plasma more frequently than whole blood. Plasma obtained through plasmapheresis is referred to as "source plasma." We believe that source plasma constitutes roughly two-thirds of plasma processed by fractionators.

        In order to prevent the deterioration of coagulation factors, plasma is typically frozen as soon as possible after collection. Source plasma is generally frozen within six hours following donation, whereas recovered plasma must first be separated from the blood cells. Freezing must be carried out within 24 to 72 hours if intended for the fractionation and purification of proteins.

        U.S. and European regulatory authorities impose stringent requirements to avoid the transmission of blood borne diseases. Each donation is typically tested for the following infections: Hepatitis A, Hepatitis B, Hepatitis C, Parvo B-19 and HIV. Then it is sent to a fractionator, where it undergoes additional viral marker testing as well as nucleic acid testing in the production environment. Thereafter, it is broken down into its constituent parts, or "fractions." "Bulk" fractions are further refined into final products through various purification processes, formulation and aseptic filling.

        As a practical matter, although plasma collected in the U.S. may be certified for use in products sold in Europe, only plasma collected in the U.S. is certified for use in products sold in the U.S.

Production of Plasma-Derived Products (Fractionation)

        Three principle techniques are used to separate proteins into bulk fractions: the Cohn, Kistler-Nitschmann and Chromatography techniques.

  •
  Cohn.  Cohn, the most widely employed technique and the one we use, subjects plasma to varying conditions of alcohol concentration, pH level and temperature to separate specific protein fractions from the plasma. The fractions are then collected using centrifugation or filtration. Following fractionation, the protein pastes are purified using steps such as solvent detergent treatment, caprylate incubation, column chromatography, and various methods of filtration. In 2003, we began use of the more advanced chromatography technique for purification of fraction II and III paste to produce our Gamunex IGIV product.

  •
  Kistler-Nitschmann.  Kistler-Nitschmann is derived from the Cohn process and is often used in smaller fractionation facilities. This technique produces a limited product range, consisting of primarily immunoglobulins and albumin.

  •
  Chromatography.  Chromatography separates plasma proteins by specifically targeting the unique characteristics of each protein, which include: molecular size, using gel filtration; charge, using ion exchange chromatography; and known reactions with specific molecules, using affinity chromatography. Chromatography has higher product purity and superior product yields compared to the Cohn technique. However, regulatory hurdles, including the approval process for the procedure and the type of production facility required, have made the cost of switching to chromatography very expensive. As a result, few plasma fractionators have adopted this technique for fractionation, although many use it for purification.

        Once the plasma has been broken down into bulk fractions using one of these separation techniques, each fraction undergoes a series of production steps including purification, filling, freeze-drying (for those products requiring lyophilisation), packaging and distribution. Purification involves the further isolation of the fraction, as well as viral removal/inactivation steps, using a variety of technologies. The specific procedures used differentiate the end product and are generally proprietary to each fractionator.

Plasma Supply Consolidation and Rationalization

        Plasma-derived product manufacturers secure human plasma in the United States from either third-party supply contracts (e.g., with a blood bank or with an independent plasma collection company) or from vertically integrated plasma collection centers. Historically, several of the largest global fractionators relied on smaller, independently owned U.S. source plasma collection companies to supply a portion of their plasma supply. Over time, fractionators chose to vertically integrate and acquire many of these suppliers. Currently, all five of the largest global fractionators are either fully integrated or, like us, have a significant percent of their total plasma collection internalized as a result of vertical integration.

        The vertical integration of the plasma supply has resulted in fewer, but more efficient, plasma collection centers in the United States producing more U.S. source plasma. From 1996 to 2008, we believe that the number of U.S. plasma collection centers decreased from 454 to 389, while the volume of source plasma has increased from 11.8 million liters to 15.4 million liters.

        The growth in U.S. source plasma collections over the past several years has been higher than in other geographic areas, primarily due to the desire of fractionators to have the flexibility to export U.S. source plasma for the manufacture of products outside the U.S., the favorable collection environment for source plasma centers in the U.S., and by the decreasing availability of recovered plasma worldwide.

        Market estimates continue to point to new growth in U.S. source plasma, as new centers are developed in the U.S. and individual plasma center productivity improves. Despite the growth in U.S. source plasma supply, a continued increase in demand for plasma products in recent years has led to industry supply constraints, which supported pricing increases for many plasma products and stimulated the addition of new plasma collection centers to meet the increased need for source plasma. As a result of demand and as a result of increased collection and testing costs, prices for key plasma-derived products have generally increased over the past three years.

        In response to IGIV demand, we and some of our competitors and independent suppliers opened a significant number of new plasma collection centers. We believe that worldwide plasma collection is increasing and will continue to increase in future years, primarily driven by increased plasma collection in the U.S. The supply of plasma has sufficiently increased providing a more balanced level of IGIV supply and demand. As a result, the supply of IGIV inventory has been increasing throughout the distribution channel from the previous low levels.

Fractionation and Purification Capacity Rationalization

        As overall plasma supply was reduced from 2000 to 2005, industry utilization of facilities and in some cases capacity for fractionation was also reduced. Currently, product production capacity may be limited by fractionation capacity or purification capacity. Our competitors and we have announced plans to invest in the development of additional fractionation and purification capacity, which should allow production of plasma-derived therapies to meet the pace of demand.

Industry Consolidation

        We believe that, in addition to the capacity reductions described above, the plasma products industry has been transformed in the past decade by the exit of traditional pharmaceutical companies, such as Aventis S.A., Bayer AG and Mitsubishi Pharma Corporation, and of major non-profits, such as the American Red Cross, from the plasma proteins business. Over the same period, the industry had undergone sudden restrictions in product supply, with the imposition of consent decrees resulting from regulatory action by the FDA against certain manufacturers, which limited their ability to release product for sale. These restrictions on product release were lifted in relatively close proximity in 2000 and 2001, creating an excess supply environment in subsequent years. In response, the remaining producers subsequently rationalized production and plasma collection capacity and began to vertically integrate. The number of major producers of plasma products globally decreased from 13 in 1990 to 8 in 2002 and to 5 in 2005. Three major producers, including us, collectively accounted for almost 81% of 2008 U.S. sales of plasma-derived products. The resulting industry has fewer participants, that tend to be larger and vertically integrated.

Recombinant Manufacturing

        During the late 1970s and early 1980s, some plasma-derived Factor VIII patients were exposed to HIV and Hepatitis C through contaminated Factor VIII products. In an effort to eliminate the risk of pathogen transmission, scientists developed recombinant or synthetic alternatives to plasma-derived Factor VIII products for the treatment of Hemophilia A and Hemophilia B.

        Recombinant products have taken a significant share of Factor VIII sales due to their near independence from human plasma. Of the 6.2 billion units of Factor VIII sold in 2007, approximately 60% were recombinant. On a per unit basis, recombinants are priced approximately 94% higher than plasma-derived products and have been adopted more rapidly in the U.S. and industrialized nations. The high cost of recombinant products prevents their use in developing markets where plasma derivatives are the standard. We are conducting pre-clinical development of recombinant Factor VIII proteins utilizing advanced protein production technology.

        Although recombinant technology could be used to produce any of the coagulation proteins found in blood, its use is limited to larger, more developed markets, which have the demand to sustain the high cost of development. Most other plasma products, such as IGIV and A1PI, are not currently produced using recombinant technologies for human therapeutic use.

        In the case of IGIV, this is due to its nature as a collection of different types of antibodies, which makes the development of a recombinant version very difficult. In the case of A1PI, we believe that no recombinant competitor for the therapy of Alpha-1 deficiency has developed a molecule that could have a half-life equivalent to the plasma-derived protein; however, emerging protein production technologies could make a recombinant competitor feasible. We are conducting pre-clinical development of recombinant A1PI using advanced protein production technology.

        We have begun work to develop a recombinant version of Plasmin. We have secured intellectual property rights around this product and hope to eventually commercialize recombinant Plasmin for the treatment of ischemic stroke. The ability for us to produce therapeutic proteins by recombinant means would significantly expand our opportunities to produce additional products in the future.

U.S. Plasma Products Distribution

        Historically, manufacturers of plasma-derived products sought to distribute their finished product through the same distribution channels as pharmaceuticals, typically through wholesalers, which purchased products at fixed prices, re-sold them at contract prices and charged the difference to the manufacturer. The plasma therapeutics market, however, has evolved from wholesalers to highly specialized plasma distributors, including:

  •
  "Group Purchasing Organizations," or GPOs, which are umbrella buying groups representing inpatient and outpatient hospitals and non-acute members who benefit through consolidated supply contracts. GPOs do not purchase products directly, rather, they select authorized distributors which purchase inventory and handle all product logistics for their members.

  •
  Wholesalers/Distributors either provide product directly to, or enter into distribution agreements with, hospitals, GPOs, and physician offices. The distributor is generally paid service fees for "encumbered" products on a GPO contract, or they purchase "unencumbered" products directly from manufacturers which are not part of a GPO contract.

  •
  Homecare and specialty pharmacy providers are a growing segment which provides patient treatment in the home, either through self-medication or with the assistance of a nurse. These providers either purchase products direct from manufacturers or through GPOs.

  •
  Manufacturing Direct programs distribute products directly to a physician's office or patient's home.

        The distribution by product line and type are summarized as follows:

  •
  We estimate that 64% (21% in-patient; 43% out-patient) of the IGIV sold in the U.S. in 2008 was purchased by hospitals for both in-patient and out-patient use; physician offices represented about 18% of IGIV volume; and homecare companies and specialty pharmacies represented 17% of the IGIV volume.

  •
  A1PI is generally distributed by homecare companies and specialty pharmacies and administered by a nurse at home or at a hospital infusion suite. In the U.S., Prolastin/Prolastin-C A1PI is sold directly to patients through our Prolastin Direct program, which includes nursing, reimbursement, and health management services. These services are administered by Centric Health Resources, in which we hold a 30% equity interest as of March 31, 2010. Competing products in the U.S. generally sell to homecare providers.

  •
  Albumin is generally used in surgical and trauma settings and is generally sold to hospital groups.

        Clotting factors, such as Factor VIII, generally are self administered by patients and are mainly channeled from manufacturers to patients through home care companies and similar agencies.

BUSINESS

Overview

        We are a biopharmaceutical company that is one of the largest producers and marketers of plasma-derived protein therapies in the world. We develop, produce, market, and distribute therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as chronic inflammatory demyelinating polyneuropathy (CIDP), primary immune deficiencies (PI), alpha-1 antitrypsin deficiency, bleeding disorders, infectious diseases and severe trauma. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties, located in the United States. Plasma contains many therapeutic proteins which we extract through a process known as fractionation at our Clayton, North Carolina and Melville, New York facilities. The fractionated intermediates are then purified, formulated into a final bulk, and aseptically filled into final containers for distribution. We also sell fractionated intermediate materials. Our manufacturing facilities currently have the capacity to fractionate approximately 4.2 million liters of human plasma per year. Purification, filling and finishing capacities are dependent on fraction mix.

        Our largest product, Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified, is one of the leading products in the intravenous immune globulin (IGIV) segment, with a reputation as a premium product. Gamunex is the only IGIV approved for the treatment of CIDP, a neurological indication, in the U.S., Canada and 17 European countries. The Gamunex IGIV share of sales was 25% in the U.S. in 2009 and 16% globally in 2007 based on MRB data. Our second largest product, Prolastin Alpha-1 Proteinase Inhibitor (Human) had a 67% share of sales in the United States in 2008 and a 76% share of sales worldwide in 2007 and has a high degree of brand recognition within the alpha-1 proteinase inhibitor, or A1PI, category. In addition to Gamunex and Prolastin, which together represented 76.9% and 74.7% of our net revenue for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively, we also produce and sell albumin, Koate DVI Factor VIII, hyperimmunes, Thrombate III, PPF powder and other products. Our products are primarily prescribed by specialty physicians, including neurologists, immunologists, pulmonologists, and hematologists. In March 2010, we launched Prolastin-C A1PI, our next generation A1PI product, in the United States. Our six key products categories and their indications are given in the table below:

Category and Talecris Key Products	Talecris Indications	Talecris Share of Sales	Talecris Net Revenue 2009 (in millions)
IGIV	U.S., Canada and EU—PI,ITP,	25%—U.S.(1)	$599.8—U.S.
Gamunex IGIV	CIDP.
	Canada and EU—Post Bone Marrow Transplant, Pediatric HIV Infection.	16%—Worldwide(2)	$826.4(3)—Worldwide
EU only—Kawasaki Disease, Guillain Barre Syndrome, Chronic Lymphocytic Leukemia, Multiple Myeloma
A1PI	A1PI Deficiency related	67%—U.S.(4)	$206.1—U.S.
Prolastin A1PI	emphysema
		76%—Worldwide(2)	$319.1—Worldwide

Category and Talecris Key Products	Talecris Indications	Talecris Share of Sales	Talecris Net Revenue 2009 (in millions)
Fraction V (Albumin and PPF)	Plasma expanders, severe trauma,	9%—U.S.(4)	$44.8—U.S.
Plasbumin-5 (Human) 5% USP Plasbumin-20 (Human) 25% USP Plasmanate, Plasma Protein Fraction 5% USP	acute liver and kidney failures	7%—Worldwide(2)	$84.8(3)—Worldwide
Factor VIII	Hemophilia A	4%—U.S.(4)	$13.6—U.S.
Koate DVI		3%—Worldwide(2)	$46.5—Worldwide
Antithrombin III	Heriditary antithrombin III	100%—U.S.(4)	$24.2—U.S.
Thrombate III	deficiency	5%—Worldwide(2)	$24.2—Worldwide
Hyperimmunes	Hepatitis A, Hepatitis B, Rabies,	22%—U.S.(4)	$59.5—U.S.
GamaStan, HyperHepB, HyperRho, HyperRab, HyperTet	RH Sensitization, Tetanus	10%—Worldwide(2)	$74.2—Worldwide

(1)
For the 2009 calendar year, according to MRB 2009 estimate (MRB IVIG 2015: A Forecast of the Polyvalent Intravenous Immune Globulin (IVIG) Market in the United Sates in 2015, October 2009).

(2)
For the 2007 calendar year, according to MRB. Includes IGIV contract fractionation revenues.

(3)
Excludes contract fractionation revenues from the Canadian blood system operators.

(4)
For the 2008 calendar year, according to MRB.

        We established our leading industry positions through a history of innovation including developing the first ready-to-use 10% liquid IGIV product in North America, the only IGIV product approved for use in neurology in North America, and the first A1PI product globally. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. We continue to develop products to address unmet medical needs and, as of March 31, 2010, employ 315 scientists and support staff to develop new products, expand the uses of our existing products, and enhance our process technologies. We focus our research and development efforts in three key areas: continued enhancement of our process technologies, including pathogen safety, life cycle management for our existing products, including new indications, and discovery of new products. Our research and development expenditures amounted to $16.3 million and $71.2 million for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively.

        Our business is supported by an integrated infrastructure including, as of March 31, 2010, 69 operating plasma collection centers (64 FDA licensed, 5 unlicensed), two owned and operated manufacturing facilities (including our primary manufacturing facility in Clayton, North Carolina, which is one of the world's largest integrated fractionation and purification facilities), a distribution network and sales and marketing organizations in the U.S., Canada, Germany, and other international regions. Our heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC. Our long experience as a producer and marketer of plasma-derived protein therapies has enabled us to forge strong ties with members of the medical community, patient advocacy groups and our distributors.

Competitive Strengths

        We believe that the following strengths position us to compete effectively in the plasma-derived products industry:

  •
  Premium Global Liquid 10% IGIV Product.  Our product, Gamunex IGIV, which was launched in North America in 2003 as a premium ready-to-use liquid IGIV product, is one of the leading products in the IGIV segment with a 25% share of U.S. sales in 2009 according to the MRB 2009 estimate. We believe Gamunex IGIV is considered to be the industry benchmark due to a comprehensive set of differentiated product characteristics that have positioned it as the premium product in its category since its launch. As a measure of our focus on continued enhancement of product safety, the manufacturing process for our IGIV therapy incorporates prion removal, which is described in the FDA approved labeling for Gamunex. We also use a patented caprylate process that preserves more of the fragile IgG proteins compared to prior generation IGIV products made with a harsher solvent/detergent purification process. Gamunex IGIV is the only IGIV approved for CIDP in the U.S., Canada and 17 European countries. Our CIDP indication approval makes Gamunex the only IGIV approved for use in a neurological indication in North America. According to an independent survey by Harris Interactive, CIDP is the largest IGIV segment in the U.S., representing 29% of total unit volume. As the only FDA approved IGIV for CIDP, we believe we doubled our licensed market access to 61% of total U.S. IGIV unit volume. Further, the FDA granted Gamunex IGIV orphan drug status, which provides marketing exclusivity for the CIDP indication in the U.S. through September 2015. In an online survey conducted by Harris Interactive on behalf of us during the first quarter of 2010, Gamunex was shown to be the preferred IGIV among neurologists who indicated a brand preference. The survey results showed that neurologists selected Gamunex over four times more often than all other available liquid IGIV therapies, with a statistically significant margin (p<0.05).

  •
  Leading Producer of A1PI with Strong Brand Recognition.  We are the world's largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema. In 2008, Prolastin A1PI had a 67% share of sales in the United States and an over 90% share of sales in the European Union (EU) where it is licensed in 15 countries and competes with another licensed A1PI product only in Spain. We are also the only licensed A1PI product in Canada. While other manufacturers began selling A1PI products in the United States and Spain beginning in 2003, we continue to benefit from having been the first provider in this product class and from our strong relationships with the primary patient advocacy groups. We believe Prolastin/Prolastin-C A1PI is differentiated in the United States by its unique direct-to-patient distribution and service model, Prolastin Direct, which provides easy enrollment, home infusion, access to insurance experts and patient-centered health management. Prolastin Direct health management provides better patient outcomes by reducing the frequency of respiratory exacerbations. Furthermore, Prolastin Direct results in high medication compliance, with over 94% of prescribed doses being administered annually and high patient loyalty, with an annual retention rate of over 96%. Based upon our internal estimates, we believe that approximately 30% of the global patient population for A1PI products resides in European countries where Prolastin is now licensed. We are developing additional product enhancements, including recombinant versions of our A1PI product. We received FDA approval for our next generation A1PI product, Prolastin-C A1PI in October 2009. A post-approval clinical trial was required as a condition for approval. We submitted a supplemental New Drug Submission (sNDS) to Health Canada for the approval of Prolastin-C A1PI in March 2009 and Prolastin-C A1PI was approved for use in Canada in February 2010. Presently, additional clinical trials are being required by European authorities as a precursor to Prolastin-C A1PI approval in Europe. In March 2010, we launched Prolastin-C A1PI in the United States and through March 31, 2010, we have successfully converted approximately 44% of our U.S. Prolastin patients to Prolastin-C A1PI. We anticipate that the conversion of all remaining U.S. Prolastin patients to Prolastin-C A1PI will be completed by the end of the 2010 second quarter. Prolastin-C A1PI has improved yields and higher concentration. As a result, infusion time for patients will be significantly reduced.

  •
  Vertically Integrated Global Platform.  We have an integrated platform that allows us to appropriately control our plasma supply and production process.

  •
  TPR Plasma Platform:  Until 2006, we purchased all of our plasma, which is our primary raw material, from third parties. Since then, we have successfully designed and executed our vertical plasma supply integration strategy and, as of March 31, 2010, we operated 69 plasma collection centers (64 FDA licensed, 5 unlicensed) with approximately 2,300 employees. Over the past three years, we have aggressively expanded our plasma supply through these collection centers under our wholly-owned subsidiary, Talecris Plasma Resources, Inc. (TPR). This gives us access to future supply of plasma that we believe will meet product demand and enable us to increase gross margin as we lower our collection cost per liter. These centers collectively represent substantially all of our currently planned collection center network for the next three years. We expect that this network, once it matures, will provide in excess of 90% of our current plasma requirements. Additionally, in August 2008 we entered into a five-year plasma supply agreement with CSL Plasma Inc., which has declining annual minimum volume commitments with the ability to request higher volumes annually, and provides flexibility as we increase internal production. We have notified CSL Plasma Inc. that we will not elect to take optional volumes under the contract in 2011. To meet our plasma requirements, we may increase donor fees, increase marketing expenses, and expand plasma center hours of operations, among other initiatives, which may result in an increase to our cost per liter of plasma.

  •
  Integrated Facilities:  Our Clayton, North Carolina site is one of the world's largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. Together with our facility in Melville, New York, we have a combined fractionation capacity of approximately 4.2 million liters of plasma per year. We processed approximately 3.6 million liters of plasma during 2009, which represented a utilization rate of approximately 85% of our fractionation capacity. From 1995 through March 31, 2010, our facilities at Clayton have benefited from roughly $640 million of capital investment since 1995, including compliance enhancements, general site infrastructure upgrades, capacity expansions, and new facilities, such as our chromatographic purification facilities and our high-capacity sterile filling facility. We have embarked on a capital spending plan which we currently estimate will be in the range of $750 million to $800 million on a cumulative basis from 2010 through 2014, which includes the expansion of our fractionation capacity 43% to 6.0 million liters in order to allow us to keep pace with the expected demand growth for plasma-derived products and to provide a balance with our Gamunex purification capacities.

  •
  Leader and Innovator in the Global Plasma Products Industry.  We are one of the largest producers and marketers of plasma-derived protein therapies in the world. We have a successful history of product innovation and commercialization, and we possess specific expertise and core competencies in the development, purification, large-scale manufacture and sale of protein therapeutics. Our longstanding infrastructure, processes and expertise have enabled us to develop a stable of growing marketed products and create a robust pipeline of potential new products and lifecycle management opportunities for our existing products.

  •
  Process and Product Innovation:  We are the developer of the first ready-to-use 10% liquid IGIV product in North America and the first A1PI product in the world. We have applied new developments in protein purification, including caprylate and chromatography technologies, and are now producing and selling a third generation IGIV product. Our next generation A1PI product, Prolastin-C, was recently approved by the FDA and Health Canada. In March 2010, we launched Prolastin-C A1PI in the U.S. and plan to launch

      Prolastin-C A1PI in Canada in the second half of 2010. Presently, additional clinical trials are being required by European authorities as a precursor to Prolastin-C A1PI approval in Europe.

    •
    R&D Pipeline:  Our current research and development consists of a range of programs that aim to develop new products, obtain new therapeutic indications for existing products, enhance product delivery, improve concentrations and safety, and increase product yields.

•
We are investigating Direct Acting Thrombolytic (DAT) Plasmin to assess its safety and efficacy in the treatment of aPAO, a condition in which arterial blood flow to the extremities, usually the legs, is blocked by a clot. We completed our Phase I clinical trial in the first quarter of 2010 and are finalizing the design of our Phase II clinical trial which we will initiate in the latter half of 2010 in several countries outside of the United States. We have also successfully completed pivotal clinical trials and submitted regulatory filings for licensure of Gamunex for subcutaneous administration for the treatment of PI.

•
We have received approval to proceed with a proof of concept trial for plasma-derived Plasmin to treat ischemic stroke in six countries outside of the U.S.

•
Favorable Distribution Arrangements.  We enjoy favorable distribution arrangements, particularly in North America for our IGIV products. Our size, history and reputation in the industry have enabled us to establish direct and indirect channels for the distribution of our products, and have provided us with experience in appropriately addressing our key regulators, doctors, patient advocacy groups and plasma protein policy makers.

•
In the U.S., we have three specialty sales teams (Immunology/Neurology, Pulmonary and Hematology/Specialty) that have a combination of extensive commercial and healthcare-related experience calling on a variety of touch points including physicians, pharmacists, and homecare companies. Our specialty sales teams educate physicians and other healthcare providers on the benefits of our plasma-derived therapies. Our Immunology/Neurology team focuses on promoting Gamunex as the only IGIV product approved for a neurological indication in the U.S. Our Pulmonary team focuses on the identification of A1PI patients and driving brand choice for Prolastin/Prolastin-C A1PI. Our Hematology/Specialty team promotes Koate, Thrombate III, and our portfolio of hyperimmune products.

•
We are the primary supplier of plasma-derived products to the Canadian blood system under our contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec. We were awarded five year contracts which became effective April 1, 2008. Under these contracts, we currently fractionate 70% of Canadian plasma and we expect to supply the majority of the Canadian requirements for IGIV during the terms of the contracts. The contracts may be extended for two one-year terms upon agreement of the parties. The total purchase commitment by Canadian Blood Services and Hema Quebec under these contracts was approximately $139 million and $71 million, respectively, in 2009, and will be $122 million and $62 million, respectively, in 2010, subject to annual volume and price adjustments. Canadian Blood Services has elected to pursue a multi-source strategy and although we will continue to be the primary supplier, we incorporate likely annual volume declines because of their strategy. Hema Quebec has a sole source strategy for fractionation of their plasma and we expect our IGIV share to remain relatively constant through the duration of the contract. We expect to offset the overall volume decline in Canada with increased sales in Europe as well as in other international markets. We transport plasma from Canadian Blood Services and Hema Quebec collection centers to our manufacturing facility in Clayton, North Carolina for fractionation, and return the finished product, along with commercial product, for sale to Canadian Blood Services and Hema Quebec. Pricing for our products and services was set at the beginning of the contract period, subject to annual adjustment for inflation. The contracts are terminable upon the occurrence of certain events, including a third party obtaining Canadian regulatory approval to introduce a significantly superior product or fractionation service. These five-year contracts are currently the largest government contracts for IGIV units globally.

    •
    We have rationalized our distribution network and simultaneously entered into long-term distribution agreements with major hospital group purchasing organizations, or GPOs, home care and specialty pharmacy providers and distributors which we believe grant us favorable committed volume and payment terms, including liquidated damages if they fail to purchase the agreed volume of products. We have contractual commitments from our customers for a majority of our North American IGIV volume over the next three years. We have made appropriate commitments to the Public Health Service and Federal Supply Schedule programs as part of our distribution system.

  •
  Experienced, Proven Management Team.  Our business is led by an experienced management team, with our executive officers possessing an average of nearly 11 years of experience in the plasma/protein therapeutics business and an average of over 15 years of experience in healthcare-related businesses. We have the complex technical knowledge required in the protein therapeutic products industry, proven competency in commercializing protein therapeutic products and the expertise to manage an operationally complex business efficiently.

Business Strategy

        Our goal is to be the recognized global leader in developing and delivering premium protein therapies to extend and enhance the lives of individuals suffering from chronic, acute and life-threatening conditions. The key elements of our strategy for achieving this goal are as follows:

  •
  Achieve Cost Efficiencies in Our Plasma Collection Platform.  In 2006, we made the strategic decision to vertically integrate our plasma supply chain in order to enhance the predictability, sustainability and profitability of our plasma supply. Our rapid vertical integration of our plasma supply was accomplished through the development of an extensive infrastructure to manage the multiple work streams necessary to accomplish the development of our current plasma collection platform. The infrastructure necessary to integrate the centers we acquired from IBR in November 2006 and to open new centers which formed our sixty-nine center system included third party consultants as well as additional management. Given that it generally takes three to four years to mature a plasma center, many of our centers are immature. We have eliminated the third party consultants used to develop the platform and reduced the management necessary to drive the platform development resulting in a significant reduction in cost. Additionally, as we increase the utilization of the platform, we achieve economies of scale that result in lower cost per liter. These factors will lead to improving cost per liter of plasma collected and the elimination of unabsorbed TPR infrastructure and start-up costs charged directly to cost of goods sold. Consequently, we expect that the improvement in our plasma collection costs will provide a near-term gross margin improvement opportunity.

  •
  Improve Operating Leverage through Increased Recovery of Plasma Proteins.  We seek to improve our profitability by capitalizing on the operating leverage in our business model. A significant portion of our cost structure, other than raw materials, is relatively fixed and therefore incremental volume contributes significant additional profit. Our capital expenditure plan is designed, in part, to facilitate the production of an increasing volume of existing and new products from each liter of plasma. We currently have purification capacity constraints related to the production of albumin and Koate, our plasma-derived Factor VIII product. We also expect to be less efficient in the utilization of each incremental liter of plasma fractionated as we increase Gamunex production, which will result in gross margin erosion. Additionally, we anticipate that we will reach our fractionation capacity in the near future. Consequently, we have embarked on a capital spending plan which we currently estimate will be in the range of

    $750 million to $800 million on a cumulative basis from 2010 through 2014. Key elements of this plan include a new fractionation facility currently estimated to range from $280 million to $300 million, based on conceptual engineering, to expand our fractionation capacity from 4.2 million liters to 6.0 million liters. This 43% capacity expansion will allow us to keep pace with expected demand growth for plasma-derived products and will provide a balance with our Gamunex purification capacity. We also plan to expand albumin and Koate purification capacities. We are targeting 2015 for commercial production from our new fractionation facility, with additional albumin and Koate purification capacities available in the next five to six years. This capacity expansion will allow us to improve the utilization of the proteins in each liter of plasma which should result in additional gross margin improvement opportunities once completed.

  •
  Enhance Growth through New Plasma-Derived and Recombinant Proteins.  We continue to pursue growth through our internal development capabilities and in-licensing of new technologies and products. Increases in our research and development spending will be driven by our emphasis on new plasma-derived molecules as well as the development of our recombinant capabilities in addition to our life cycle management activities, particularly as they relate to A1PI. We believe that our plasma-derived and recombinant Plasmin therapies hold particular promise. Plasmin is a natural protein that dissolves blood clots for which we are pursuing two versions. We are developing a plasma-derived molecule, which recently completed a Phase I clinical trial for aPAO and a commercial process to produce a recombinant form to treat ischemic stroke. Additionally, we are developing recombinant versions of Factor VIII and A1PI through the use of human cell lines. If successful, the development of these therapies could significantly improve our revenue and profitability. In addition, our external business development will focus on proteins where we have synergies or core competencies in research, manufacturing and/or marketing.

  •
  Broaden Geographic Reach.  During 2009, approximately 80% of our net revenue was generated in North America, whereas North America represented only approximately 40% of global plasma product sales in 2007, according to MRB. For the three months ended March 31, 2010, approximately 82% of our net revenue was generated in North America. Although our business is concentrated in North America, we see significant opportunities to broaden our geographic reach in Europe as well as the rest of the world. In terms of A1PI, there are a number of European countries with registries of identified A1PI patients whose healthcare systems currently do not provide for reimbursement for the use of A1PI therapy. We hope to obtain reimbursement for these patients as we engage with the respective governmental healthcare organizations, patient advocacy groups and supporting physicians and scientists. We also believe that the approval for the CIDP indication in 17 European countries will facilitate Gamunex market expansion. Additionally, we believe that the demand for plasma-derived therapies, particularly IGIV, Factor VIII and albumin are increasing internationally with improving socio-economic conditions and medical education regarding the benefits of plasma-derived therapies. Until our facilities are expanded as described above, significant growth in our international distribution will be limited and our focus will be on developing channels and relationships.

        Executing the above elements of our strategy should enable the profitable growth of our business. We plan to achieve further cost efficiencies in our plasma collection platform through increased utilization and economies of scale which will lead to a lower cost per liter of plasma. We expect to increase our operating leverage through capacity expansion and recovering more proteins per liter. This benefit will be partially offset by higher costs of goods sold due to yield variability, less efficient utilization of each incremental liter of plasma fractionated as we increase Gamunex production, and non-capitalizible costs associated with our capital projects, particularly the construction of our new fractionation facility.

        Our geographic expansion will continue. We will continue to invest in new plasma-derived and recombinant proteins. Lastly, we believe we are well positioned to benefit from the favorable industry dynamics.

Products

        The majority of our sales are concentrated in the therapeutic areas of: Immunology/Neurology, primarily through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency, CIDP, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our branded products, Gamunex brand IGIV (Gamunex or Gamunex IGIV), Prolastin brand A1PI (Prolastin or Prolastin A1PI) and our recently approved next generation A1PI product, Prolastin-C. We also have a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B, hepatitis A and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care, including the treatment of hemophilia, an anti-coagulation factor, as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales were concentrated in the United States and Canada for the periods presented. Our products are primarily prescribed by specialty physicians, including neurologists, immunologists, pulmonologists, and hematologists. Our six largest product categories, their indications, and net revenues are included in the following table:

		Net Revenue (in millions)
		Years Ended December 31,
					Three Months Ended March 31, 2010
Category and Key Products	Our Indications	2009	2008	2007
IGIV(1)	U.S., Canada, and EU-PI, ITP, CIDP. Canada and	$826.4	$677.7	$646.8	$212.8
Gamunex IGIV	EU-Post Bone Marrow Transplant, Pediatric HIV Infection. EU only—Kawasaki Disease, Guillain Barre Syndrome, Chronic Lymphocytic Leukemia, Multiple Myeloma
A1PI	A1PI deficiency-related emphysema	$319.1	$316.5	$276.5	$80.2
Prolastin/Prolastin-C A1PI
Fraction V (Albumin and PPF)(1)	Plasma expanders, severe trauma, acute liver	$84.8	$61.1	$68.8	$21.2
Plasbumin-5	and kidney failures
(Human) 5% USP
Plasbumin-20
(Human) 25% USP
Plasmanate
Plasma Protein Fraction 5% USP
Factor VIII	Hemophilia A	$46.5	$40.2	$33.7	$8.6
Koate DVI
Antithrombin III	Hereditary antithrombin III deficiency	$24.2	$21.3	$15.8	$6.6
Thrombate III
Hyperimmunes	Hepatitis A, Hepatitis B, Rabies,	$74.2	$78.2	$68.8	$15.0
GamaStan	RH Sensitization, Tetanus
HyperHepB
HyperRho
HyperRab
HyperTet

(1)
Excludes contract fractionation revenues from the Canadian blood system operators.

        We have a strong product portfolio with over ten licensed products focused on what we believe to be under diagnosed, underdeveloped markets. Our sales are driven primarily by Gamunex and Prolastin products, which collectively accounted for approximately 76.9% and 74.7% of our net revenue for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively. The following is a discussion of our key products or product classes:

  IGIV—Gamunex

        IGIV products are antibody-rich plasma therapies that have long been used in the treatment of immune related disorders such as primary immune deficiencies and certain autoimmune disorders, such as CIDP. For many indications, IGIV is thought to act as an immune modulator; however, in most cases formal regulatory approvals have not been obtained. We believe that the overall unit demand for IGIV is still significantly underdeveloped, due to under-diagnosis of conditions amenable to IGIV therapy, physician under-dosing for current indications and underutilization for many indications where it has demonstrated efficacy. We believe demand for IGIV products will generally increase as a result of new European Agency for the Evaluation of Medicinal Products (EMEA) and FDA approved indications, physician education on diagnosis and treatment options and development of consensus guidelines (to ensure appropriate therapeutic use and optimal dosing).

        In 2003, we became the first producer to commercialize a high concentration 10% caprylate/chromatography purified liquid version of IGIV. The majority of competing IGIV products at the time and until recently were either lyophilized (freeze dried) powders that require time-consuming reconstitution or lower concentrated liquids, some of which contain high levels of sugars and salt that pose increased risk of adverse events particularly in patients with cardiovascular risk factors and/or renal insufficiency. Gamunex IGIV provides a combination of characteristics that are important to physicians, nurses and patients. It is a ready-to-use 10% liquid, which simplifies infusions by eliminating the need for time-consuming reconstitution processes necessary with lyophilized products. As an example of our continued enhancement of product safety, the manufacturing process for our IGIV therapy incorporates prion removal, which is described in the FDA-approved labeling for Gamunex. We use a patented caprylate purification process in the production of Gamunex IGIV, which results in higher yields of the fragile IgG proteins, compared to harsher purification processes. The caprylate process maintains the integrity of the IgG protein by allowing it to remain in solution during processing, maximizing biologic integrity and purity. We believe it is this comprehensive set of features, together with our history as the first producer of a ready-to-use liquid IGIV product in North America and our reputation for quality and innovation, that has resulted in a high level of brand recognition among prescribing physicians and the patient community and has contributed to our holding a leading position in sales of IGIV since the mid-1990s, currently with Gamunex IGIV and previously with its predecessor, Gamimune IGIV. Gamunex has the most approved indications of any liquid IGIV currently marketed in the U.S. Further, the FDA granted Gamunex IGIV orphan drug status, which provides marketing exclusivity for the CIDP indication in the U.S. until September 2015. According to an independent study by Harris Interactive, CIDP is the largest therapeutic use of IGIV volume, representing 29% of the total U.S. IGIV unit volume. We believe Gamunex's indication for CIDP doubles our market access for licensed indications to 61% of total U.S. IGIV unit volume in the U.S. In an online survey conducted by Harris Interactive on our behalf during the first quarter of 2010, Gamunex was shown to be the preferred IGIV among neurologists who indicated a brand preference. The survey results showed that neurologists selected Gamunex over four times more often than all other available liquid IGIV therapies, with a statistically significant margin (p<0.05). In 2009, we submitted a sBLA with the FDA and a sNDS with Health Canada for subcutaneous route of administration for Gamunex IGIV for the treatment of PI.

        The approved indications for Gamunex IGIV in the U.S., Canada and 17 countries in the European Union are Primary Immunodeficiency (PI), Idiopathic Thrombocytopenic Purpura (ITP), and Chronic Inflammatory Demyelinating Polyneuropathy (CIDP). Gamunex IGIV is also approved in the European Union and Canada for post bone marrow transplant and pediatric HIV infection. Gamunex IGIV is also approved in the European Union for Kawasaki Disease, Guillain Barre Syndrome, Chronic Lymphocytic Leukemia and Multiple Myeloma.

        On November 14, 2008 Talecris Biotherapeutics GmbH, our German subsidiary, filed a type II variation to support the inclusion of the neurological indication Chronic Inflammatory Demyelinating Polyneuropathy (CIDP) for Gamunex 10% (tradename in Greece: Gaminex 10%). The type II variation procedure for the inclusion of CIDP was performed within a European Mutual Recognition Procedure, with the European Member State Germany as Reference Member State and the Paul-Ehrlich Institute as Reference Competent Authority. The procedure included the following European Member States as Concerned Member States: Austria, Belgium, Cyprus, Czech Republic, Denmark, Finland, Greece, Hungary, Ireland, Luxembourg, Poland, Portugal, Sweden, Netherlands and the United Kingdom.

        On June 12, 2009, the Paul-Ehrlich Institute approved the inclusion of CIDP as a new indication for Gamunex/Gaminex 10% for Germany. According to European Union regulations this approval has been mutually agreed upon by all of the Concerned Member States in this variation-procedure. As a result, we now have the approval to promote the CIDP indication in 17 European countries (including a National License in Switzerland). The approval of CIDP is a key step in our plan to launch Gamunex in selected countries over the next several years and grow our overall European business significantly.

        In 2009, we experienced a significant increase in demand for Gamunex, driven primarily by supply availability, growth in our GPO and Specialty Pharmacy/Homecare segments in the U.S., and geographic expansion. As a result of the success of our plasma collection platform, as well as our plasma supply contract with CSL, we began to alleviate our plasma supply constraints in the second half of 2008, bringing significant additional IGIV volumes to the market, to meet the pent up demand for Gamunex. We believe that this pent up demand has largely been satisfied, and consequently, we would not expect to experience the same high level of accelerated IGIV volume growth that we experienced in second half of 2008 and full year 2009, which will affect our comparative growth in sales and margins in future periods. We expect that our volume growth rate will moderate substantially and effectively grow with market at a long-term compound annual rate of approximately 6% to 8%, matching our Gamunex and fractionation capacities. The supply of IGIV inventory increased throughout the distribution channel as supply became available from the previous low levels.

  A1PI—Prolastin/Prolastin-C

        A1PI is a naturally occurring, self-defensive protein produced in the liver. A1PI is used to treat congenital A1PI deficiency-related emphysema. This deficiency may predispose an individual to several illnesses but most commonly appears as emphysema in adults. U.S. sales of A1PI have experienced a compound annual growth rate of 15% since 1996. Our Prolastin A1PI product represented 76% of worldwide A1PI sales in 2007 and 67% of U.S. A1PI sales in 2008 according to the MRB Worldwide Book and the MRB U.S. Book, respectively.

        Prolastin A1PI has the leading share of sales in the U.S., and approximately 90% share of sales in the European Union. From 1987 when our A1PI product, Prolastin A1PI, was granted orphan drug status, until 2003, when competitors began selling in the U.S., Prolastin had 100% share of A1PI sales in the U.S. Prolastin had a 67% share of U.S. sales in 2008. As a result of our first-mover advantage, pricing, brand strength and direct-to-patient distribution model, we have lost very few of our patients to competitors, which rely on identification of new patients to establish their market share. We consistently experience patient losses due to the nature of the disease. Globally, we continue to focus on access to new markets and patient identification efforts, including distribution of diagnostic kits as a way to increase sales of A1PI, and are seeking reimbursement in several European countries.

        There are approximately 11,000 individuals with A1PI deficiency globally with 5,500 currently undergoing A1PI treatment, based on internal estimates. There are an estimated 200,000 individuals with A1PI deficiency-related emphysema in North America and Europe. Many individuals with symptoms are misdiagnosed before receiving a diagnosis of A1PI deficiency-related emphysema. Based on patient registries in many European countries, we believe that severe A1PI deficiency is also prevalent in Europe, and that European patients may represent approximately 30% of potential global sales.

        Epidemiological surveys have demonstrated that there is significant latent demand as only approximately ten percent of all patients in need of treatment have been identified (source: Alpha-1-antitrypsin deficiency. High prevalence in the St. Louis area determined by direct population screening. Silverman EK, et al. Am Rev Respir Dis. 1989; 140:961-966). Even fewer patients are being treated using an A1PI product due to the limited number of countries with licensed product. This represents two distinct opportunities for market expansion—improved disease awareness leading to increased patient identification, and gaining licenses in new markets where there has not been access to A1PI.

        We believe Prolastin/Prolastin-C A1PI is differentiated in the United States by its unique direct-to-patient distribution and service model, Prolastin Direct, which provides easy enrollment, home infusion, access to insurance experts and patient-centered health management. Prolastin Direct health management provides better patient outcomes by reducing the frequency of respiratory exacerbations. Furthermore, Prolastin Direct results in high medication compliance, with over 94% of prescribed doses being administered annually and high patient loyalty, with an annual retention rate of over 96%. Unlike our competitors, our Prolastin A1PI products are primarily shipped in the U.S. directly to the patient through Centric Health Resources (Centric), a specialized pharmacy. We own 30% of Centric's common stock as of March 31, 2010.

        We believe we are well suited to maintain a leading sales position in, and further increase growth of, A1PI due to a number of factors, including the following:

  •
  We have a well-established and respected brand—Prolastin A1PI—supported by direct-to-patient service systems in the U.S.

  •
  In 2006, we completed a Mutual Recognition Procedure to sell product in European countries with significant identified patient populations. Prolastin is approved in 15 European countries and we are currently established in six of these markets. We have been in reimbursement discussions with a number of these countries since late 2007 and these discussions must be concluded before we can expect to significantly increase sales in these countries. Competitors are currently only licensed in the U.S., Spain and France.

  •
  We have strong physician and patient community relationships developed over 20 years.

  •
  We continue to devote resources to increase disease awareness and support diagnostic testing to increase the identified patient population.

  •
  In March 2010, we launched Prolastin-C A1PI, our next generation A1PI product, in the United States. Through March 31, 2010, we have successfully converted approximately 44% of our U.S. Prolastin patients to Prolastin-C A1PI. We anticipate that the conversion of all remaining U.S. Prolastin patients to Prolastin-C A1PI will be completed by the end of the 2010 second quarter.

  •
  Prolastin-C A1PI has improved yields, higher concentration, and significantly reduced infusion time.

  Hyperimmunes

        Hyperimmunes are antibody rich preparations, the majority of which are used to provide antibodies to counter specific antigens. Other products, collectively referred to as hyperimmune globulins, are made from human plasma collected from donors with immunity to specific diseases. We have one of the broadest lines of FDA approved hyperimmunes for hepatitis A, hepatitis B, rabies, tetanus and treatment of Rh negative women pregnant with Rh positive children.

        In 2007, sales of hyperimmunes worldwide were $584 million and comprised 6% of global plasma products. In the U.S., hyperimmune sales totaled $270 million in 2008. We had a 22% share of U.S.

sales in 2008 and we had the largest share of sales in the U.S. for HyperRab and HyperTet in 2008 and 2009.

  Albumin and PPF

        Albumin is the most abundant protein in human plasma. It is a protein synthesized by the liver and performs multiple functions, including the transport of many small molecules in the blood and the binding of toxins and heavy metals, which prevents damage they might otherwise cause. Recent studies have indicated the therapeutic benefit of albumin in some surgical settings compared to alternatives such as starch solutions, which has helped increase demand for albumin recently after a period of declining demand and depressed prices.

        Plasma Protein Factor (Human) (PPF) has similar therapeutic uses as albumin and both are derived from plasma Fraction V. We are licensed to produce and market albumin and PPF under the brand names: Plasbumin and Plasmanate. We believe that the advent of substitute products has acted to commoditize prices for sales of albumin.

        Some of our indications for albumin are:

  •
  Emergency treatment of Hypovolemic Shock

  •
  Burn therapy

  •
  Hypoproteinemia with or without edema

  •
  Adult Respiratory Distress Syndrome (ARDS)

  •
  Cardiopulmonary bypass

  •
  Acute Liver Failure

  •
  Neonatal Hemolytic Disease

  •
  Acute Nephrosis

  •
  Eythrocyte Resuspension

  •
  Renal Dialysis

        During 2008, our albumin sales were negatively impacted by a change in production mix to contracted PPF powder from albumin as a result of the 2007 settlement of a customer dispute, which resulted in lower quantities of albumin and finished PPF product available for sale during 2008. Demand for our albumin products exceeds our supply. We are expanding production capacity to closer meet demand. This is consistent with our overall strategy to sell more products from each liter of plasma leading to margin expansion opportunities.

  Plasma-Derived Hematology Products

        Plasma-derived hematology products are used to treat patients who either lack one of the necessary factors for blood clotting or suffer from conditions in which clotting occurs abnormally. There are 13 blood coagulation factors found in human blood.

  •
  We produce plasma-derived Factor VIII. Factor VIII is the primary treatment for Hemophilia A, a congenital bleeding disorder caused by a deficiency of coagulation agents in the blood. Koate DVI had a 4% share of sales in the U.S. in 2008 and 3% worldwide in 2007 according to MRB. Sales of plasma-derived hemostasis products in 2008 were $452.9 million in the U.S. In 2007 sales were $2.0 billion worldwide (includes plasma-derived Factor VIII, FIX, ATIII, and von Willebrands and FVII). Plasma-derived Factor VIII faces significant competition from higher priced recombinant products that are not derived from plasma in the U.S. and European Union.

    Growth in the demand for plasma-derived Factor VIII is being driven by increased patient identification and treatment in developing countries. The current per capita Factor VIII utilization is significantly higher in the U.S. and European Union than in developing countries. Plasma-derived Factor VIII has lost sales to recombinant products, which have generally been perceived to have lower risk of disease transmission than plasma-derived Factor VIII products. These recombinant products, however, currently lack proteins essential for the treatment of certain conditions. Demand for Koate also exceeds our ability to supply. We are expanding production capabilities in a two phased approach to help meet demand. Increased supply enables us to sell more product per liter of plasma helping to drive our margin expansion strategy.

  •
  ATIII is an important anticoagulant and ATIII therapies are designed to treat and prevent thromboemboli, or spontaneous clotting within vital organs, in patients with congenital ATIII deficiency during high risk surgery, trauma, pregnancy, or childbirth. A transgenic ATIII product produced in the milk of transgenic goats by GTC Biotherapeutics, Inc. and marketed in the U.S. by Lundbeck Inc. was launched in May of 2009. Our Thrombate III product is currently produced for us by Bayer pursuant to a manufacturing agreement. We are currently validating a new production facility at our Clayton, North Carolina site with regulatory approval expected in early 2012. The new facility will increase our capacity and will allow us to increase supply.

  PPF-powder Intermediate Sales

        Separately from our sales of PPF packaged for final use, we provide PPF powder to Bayer as an intermediate for the fermentation of Kogenate, Bayer's recombinant Factor VIII product that Bayer retained at the time of our formation transaction. Recombinant Factor VIII is a Factor VIII product produced by fermentation of cells transfected with human genes. We will continue to provide PPF powder to the Bayer Kogenate business through 2012 pursuant to a supply agreement with potential extensions at Bayer's option to 2015. We had $10.1 million and $40.3 million in PPF-powder net revenue for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively. PPF-powder sales during 2008 were positively impacted by a change in production mix to PPF powder from albumin and finished PPF product as a result of the settlement of a customer dispute.

Manufacturing and Raw Materials

        Our Clayton, North Carolina manufacturing site is one of the world's largest fully integrated facilities for plasma-derived therapies. The site includes plasma receiving, fractionation, purification, filling/freeze-drying and packaging capabilities as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture. In addition, we have a manufacturing facility in Melville, NewYork that provides additional fractionation capacity as well as capabilities for other contract manufacturing services. A small part of our operations (Thrombate III production) is currently performed by Bayer under a Supply Agreement, but is in the process of transfer to the Clayton facility. In addition to the on-site freezer storage, we also utilize a leased facility which allows for expanded inventory storage capacity.

        Our manufacturing facilities currently have the capacity to fractionate approximately 4.2 million liters of human plasma per year. We processed approximately 3.6 million liters of plasma in 2009, which represents a utilization rate of approximately 85% of our fractionation capacity. The majority of the capacity is used for internal production requirements with a small amount utilized for contract fractionation, mainly for the Canadian blood system operators. We anticipate that we will reach our fractionation capacity in the near term depending upon the demand for our products, the availability of source plasma and the impact of variability in yield among other factors. We plan to utilize available fractionation capacity in the near term which will result in increased inventory levels in order to maintain pace with projected growth in product demand. To allow full fractionation capacity utilization of 4.2 million liters, harvest of albumin paste will be capped at 2.3 million liters. For future capacity expansion, a new fractionation facility is planned for 6.0 million liters of Crypoprecipitate (Factor VIII) and II+III paste (IGIV) and 4.0 million liters for IV-I paste (Alpha-1). Fraction V paste (albumin) will continue to be fractionated in our existing facility in the mid-term at a capacity of 4.0 million liters. Purification, filling, and finishing capacities are dependent on fraction mix.

  Talecris Plasma Resources

        Plasma is the key raw material used in the production of plasma-derived biological products, representing greater than 50% of our cost of goods sold. Human plasma can be secured through internal or external collection networks or sources. As of March 31, 2010, we operated 69 plasma collection centers, of which 64 were FDA licensed. We fractionated approximately 3.6 million liters of plasma in 2009, of which approximately 62% came from licensed plasma collection centers we own and approximately 38% came from third-party plasma supply contracts. These licensed centers collected approximately 69% of our plasma during the three months ended March 31, 2010.

        In 2006, we made the strategic decision to vertically integrate our plasma supply chain in order to enhance the predictability, sustainability, and profitability of our plasma supply. In response to this decision, we formed our wholly-owned plasma procurement subsidiary, Talecris Plasma Resources, Inc. (TPR). In November 2006, we acquired 21 licensed plasma centers, 12 unlicensed operating centers, and 25 development sites from IBR through an asset purchase agreement as the first step of our vertical integration strategy. Subsequently, in June 2007 we entered into a Purchase and Sale of Assets Agreement with IBR, pursuant to which we acquired three licensed plasma collection centers in both 2007 and 2008 and twelve licensed plasma collection centers in 2009. Concurrently with the execution of this agreement, we entered into a Plasma Supply Agreement, which provides us with the option to fund the development and purchase additional plasma collection centers.

        The rapid vertical integration of our plasma supply was accomplished through the development of an extensive infrastructure necessary to manage the multiple work streams to open and obtain FDA licenses at our centers, as well as the ramp up of their production. We devoted significant resources on the initial build out of our plasma collection center platform, which included consulting arrangements with third parties and the hiring of additional corporate management. We experienced some operational issues with the rapid expansion of our platform, which required additional resources to address issues with maintaining quality operations in accordance with our standard operating procedures. We have addressed the operational issues that resulted from the maturation of our plasma collection center platform, which has resulted in the termination of the third party consultants and rationalization of our TPR corporate infrastructure.

        Prior to the execution of our vertical integration strategy, we relied exclusively on third parties for all of our plasma, a significant portion of which was provided to us through plasma collection centers owned or controlled by our competitors. Through the successful execution of our strategy, we have been able to reduce our reliance on third party suppliers, enhance our flexibility in procuring plasma, increase our operating efficiencies and improve our gross margin and profitability by reducing levels of under-absorbed TPR infrastructure and start-up costs as a result of the maturation of our TPR plasma center platform.

        We intend to continue to purchase some plasma from third parties through plasma supply contracts. On August 12, 2008, we signed a five-year plasma supply agreement with CSL Plasma Inc., a subsidiary of CSL Limited, a major competitor. This agreement provides us with minimum annual purchase commitments that decline from 550,000 liters in 2010 to 200,000 liters in 2013, the final year of the agreement. We have the ability to obtain additional volumes above the minimum purchase commitments under the terms of the agreement. This contract survives the termination of the merger agreement. We have notified CSL Plasma Inc. that we will not elect to take optional volumes under the contract in 2011. In addition to the contract with CSL Plasma Inc., we have several other contracts to purchase minimum quantities of plasma with various third parties.

        We plan to source our plasma supply through the continued growth of our plasma collection center platform and through our plasma supply contracts with third parties. In addition to the procurement of plasma on occasion, we have also purchased intermediate materials needed for the production of specific fractions. These materials are purchased from fractionators that have either excess capacity or do not have the processes to manufacture the final product.

        Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold. We expect that unabsorbed TPR infrastructure and start-up costs will continue to decrease in 2010 as compared to prior periods as TPR further matures. This benefit will be partially offset by higher cost of goods sold due to yield variability, less efficient utilization of each incremental liter of plasma fractionated as we increase Gamunex production, and non-capitalizable costs associated with our capital projects, particularly the construction of our new fractionation facility.

  Pathogen safety

        Assuring the pathogen safety of our products is a priority for us. There are a number of steps used to help ensure the pathogen safety of the source plasma we use and the products we produce. The initial step is the application of donor qualification procedures by our plasma suppliers. We also test donated plasma for serum antibodies. The purpose of serological testing is to detect serum antibodies and other biological markers that appear specifically in association with certain diseases. Serological testing is provided under contract by qualified laboratories according to our specifications.

        Prior to delivery of the source plasma from our suppliers to our manufacturing plant, we internally perform nucleic acid amplification testing, or NAT, for various viruses, including HBV, HCV, HIV, HAV, and B-19. Our ability to perform NAT testing internally provides us with a strategic advantage over competitors who do not have such facilities and must contract with a third party, the National Genetics Institute. We perform these tests in a 76,000 square foot testing facility, located in Raleigh, North Carolina. The facility is leased through September 2017, with an option to purchase until September 1, 2011. The laboratory tested over 4.7 million samples in 2009 and is operated by approximately 100 operations and quality employees.

        Once a unit of plasma passes strict donor qualification procedures, the initial round of serological testing and NAT, the unit is held for a period of time to monitor for pathogen development in subsequent donations. Following the inventory hold period, acceptable units are combined into fractionation pools and a second round of selected serological testing and NAT is performed on the fractionation pool. As purification of the target proteins occurs, viral particles and prions can be removed as a result of the fractionation and downstream processes. In addition, all products undergo specific virus inactivation steps in the manufacturing process that are distinct to the particular product being produced. Extensive laboratory studies are conducted to validate the capacity of the manufacturing processes to remove or inactivate pathogens. The results of these studies undergo rigorous evaluation by our pathogen safety experts and government regulatory agencies. Our safety efforts include use of a zoning concept at our Clayton fractionation site to tightly control air, material, and personnel flow throughout production. Furthermore, we have received certification from the industry's trade association, the Plasma Protein Therapeutics Association, as a result of our voluntary adoption of safety standards beyond those required by government regulators.

Research and Development

        As a result of our past and ongoing investment in research and development, we believe that we are positioned to continue as a leader in the plasma-derived therapies industry. Innovation by our research and development operations is critical to our future growth and ability to remain competitive in our industry. We have a strong commitment to science and technology with a track record of accomplishments and pipeline opportunities. As of March 31, 2010, we had 315 scientists and support staff engaged in research and development activities. We focus our research and development efforts in three key areas: continued enhancement of our process technologies (including pathogen safety), life cycle management for our existing products (including new indications), and development of new products. To the extent we wish to add new products to our research and development pipeline, we anticipate making opportunistic business acquisitions or partnering with other companies with projects that fit our expertise. Our research and development spending was $16.3 million for the three months ended March 31, 2010 and $71.2 million, $66.0 million, and $61.3 million for the years ended December 31, 2009, 2008, and 2007, respectively.

        The following table includes information regarding the clinical development stage of various product candidates currently in our development pipeline:

Product Candidate	Therapeutic Area	Product Type	Use	Development Phase
Gamunex IGIV—10%	Immunology	Subcutaneous	Primary immune deficiency	Licensing clinical trial completed. Pending regulatory review in U.S. and Canada.
Plasmin	Thrombolytic	Plasma-derived Plasmin	aPAO	Phase I completed
recPlasmin	Thrombolytic	Recombinant Plasmin	Acute Ischemic Stroke	Preclinical
Prolastin-C A1PI	Respiratory	IVA1PI	A1PI deficiency	Approved in U.S. and Canada
Recombinant FVIII	Coagulation	intravenous	hemophilia A	Preclinical
Recombinant A1PI	Respiratory	intravenous and/or aerosolized	A1PI deficiency, COPD, Cystic Fibrosis	Preclinical

        The content of our development portfolio will change over time as new plasma products progress from pre-clinical to development to market, and as we discontinue testing of product candidates that do not prove to be promising or feasible to develop. Due to the uncertainties and difficulties of the development process, it is not unusual for protein therapeutics, especially those in the early stages of investigation, to be terminated or delayed as they progress through development.

        We cannot assure you that any of the products listed above will eventually be approved and marketed. The fact that a product candidate is at a late stage of development does not necessarily mean that clinical testing will ultimately succeed or the product will eventually pass that phase and be approved for marketing. We may at any time discontinue the development of any of these products due to the occurrence of an unexpected side effect or for any other reason.

        While our current protein products are derived from human plasma, we expect that recombinant technologies will be a major source of new protein therapies commercialized in the future. We have initiated recombinant protein development programs for Plasmin, Factor VIII, and A1PI. Recombinant or recPlasmin is a patentable form of Plasmin that retains key properties of Plasmin that make it a candidate for development as a therapy for ischemic stroke. We have filed composition of matter patents covering recPlasmin. We are conducting pre-clinical development of recombinant Factor VIII and A1PI utilizing advanced protein production technology licensed from Crucell N.V.

  Gamunex IGIV (TAL-05-0002)

        We are developing a subcutaneous route of administration option for Gamunex 10% IGIV to meet a growing demand for subcutaneous self-administration of immunoglobulin for PI patients. Our licensure clinical trial for a subcutaneous administration of our 10% Gamunex product has been completed; a sBLA has been submitted to the FDA and a sNDS has been submitted to Health Canada.

  Plasmin (TAL-05-00013)

        Plasmin, a thrombolytic agent, is our most innovative pipeline product. Plasmin is purified from human plasma in its inactive, zymogen form, plasminogen. Historically, attempts to use plasminogen in clinical settings have been impeded by the inability to provide sufficient quantities of Plasmin at the site of clotting before it autodegraded or because such attempts required potentially toxic additives. We have avoided these difficulties by converting plasminogen to Plasmin, the active form of the enzyme, and stabilizing it by placing it in an acidified solution that allows us to administer it directly into patients at appropriate doses and low toxicity to dissolve blood clots as determined by pre-clinical investigation. Plasmin is being produced for clinical trials at our R&D clinical manufacturing facilities in Clayton, North Carolina. Our use of Plasmin as a thrombolytic is protected by patents and patent applications including: method of use patent as a direct thrombolytic granted in the U.S., European Union and Australia; formulation patent granted in Australia and allowed in European Union and pending in U.S. and Japan; process patent granted in European Union and Australia and pending in the U.S.

        Plasmin has an expected advantage over tissue plasminogen activator as it has a reduced likelihood of causing bleeding. As a natural human plasma enzyme, Plasmin plays a key role in maintaining hemostasis in human and animal physiology. Its main physiologic function is dissolution of blood clots. Plasmin is inactivated in less than a second when it is present in the blood stream unless it is bound to a blood clot. To ensure that Plasmin remains active, it is delivered locally to a clot using a catheter. Once Plasmin is delivered to a clot, it binds and dissolves the clot. When the clot is dissolved and Plasmin is released into the blood stream it is immediately inactivated thereby preventing active Plasmin from circulating and causing bleeding at distal sites within the body. The balance between clot binding and systemic inhibition provides the basis for differentiation of our Plasmin development product from any other thrombolytic agents, both licensed and those in development.

        Plasmin's formulation is designed for direct delivery into clots via state-of-the-art procedures (catheter-directed thrombolytic therapy) performed in catheterization laboratories of hospitals, rather than by the current method involving intravenous injection into the bloodstream. Studies have found that current treatment of blood clots involving intravenous injection of tissue plasminogen activator, or tPA, may cause bleeding, including a 1% to 2% chance of causing a stroke due to intracranial hemorrhage which often results in death or severe disability. Plasminogen activators continue to carry significant risk of bleeding complication even when delivered through intravascular catheters. This concern regarding hemorrhage may limit the number of patients who receive tPA. In addition, this concern has caused physicians to use lower doses which significantly prolong the length of treatment under conditions requiring urgent clot removal.

        Potential applications of catheter delivered thrombolytics include aPAO, DVT (deep vein thrombosis), and ischemic stroke. Basically, wherever a vessel or device is occluded by a blood clot and is accessible by catheter, the potential exists for directed thrombolytic therapy. We have filed Investigational New Drug Applications (IND) for aPAO, DVT and HGO (hemodialysis graft occlusion). We believe Plasmin may have other significant indications as well. We are also evaluating the use of Plasmin for the treatment of clotting for stroke.

        We filed an IND with the FDA in early 2003 and conducted a Phase I safety trial in hemodialysis patients who have clogged synthetic arterial-venous shunts. This study started in September 2003 and was completed in 2005. Plasmin was well-tolerated with no major bleeding events at all doses tested and there was a dose-dependent response in clot lysis with greater than 75% clot lysis in five of five patients at the highest dose of 24 mg.

        Based on the encouraging outcome of this initial trial, we filed an IND in the U.S. and Clinical Trial Applications (CTA) in various European Union and other non-U.S. countries to evaluate Plasmin in the treatment of aPAO. We are now proceeding with a clinical trial for aPAO, or clots in leg arteries. In patients with aPAO, arterial blood flow to extremities, usually the legs, becomes blocked by a blood clot. Affecting approximately 100,000 people in the U.S. each year, this condition is most common in people with underlying narrowing of arteries and gradual restriction of blood flow over time resulting from peripheral arterial disease (PAD). Without prompt intervention, aPAO can result in significant complications such as permanent nerve and muscle damage, and in the most severe cases, even amputation or death.

        There is an unmet medical need for a proven safe thrombolytic agent to treat aPAO. Current methods focus on pharmacologic, mechanical, or surgical removal of the blood clot, or bypass grafting to direct flow around the area of the clot. However, no clot-busting drugs currently are approved for this indication by regulatory authorities, and those currently used (plasminogen activators) may require a prolonged infusion averaging 24 to 36 hours and produce increased risk of bleeding complications. Talecris has received an orphan drug designation in the US for the development of Plasmin for aPAO, which provides incentives for qualified clinical testing expenses and, if approved, market exclusivity for seven years. We are investigating Direct Acting Thrombolytic (DAT) Plasmin to assess its safety and efficacy in the treatment of aPAO, a condition in which arterial blood flow to the extremities, usually the legs, is blocked by a clot. We completed our Phase I clinical trial in the first quarter of 2010 and are finalizing the design of our Phase II clinical trial which will initiate in the latter half of 2010 in several countries outside of the United States. In Phase I and preclinical trials, Plasmin appears able to rapidly dissolve blood clots without an elevated risk of bleeding. Pd-Plasmin delivered by catheter has dissolved blood clots over 30 cm long in two hours.

        We also have an open IND for Plasmin in deep vein thrombosis but currently have no plans to pursue an indication.

        Stroke constitutes a major worldwide health threat, and it is the third leading cause of death in the U.S. Approximately 87% of strokes are ischemic, and it is estimated that 1 million to 1.5 million patients suffering from ischemic stroke are admitted into hospitals in the U.S. and Europe each year. Activase (tPA) is currently the only product approved for use in the treatment of ischemic stroke, and intravenous administration of tPA to treat stroke caused by blood clot is the standard of care. Although tPA has shown efficacy in this indication, there are three weaknesses of this product which reduce the populations of stroke patients eligible for this treatment. First, tPA is only indicated for use within 3 hours of onset of stroke, and the average time of arrival in the Emergency Department is 3 to 6 hours from symptom onset. Second, treatment with tPA is associated with major bleeding. The most serious bleeding in stroke patients is symptomatic intracranial hemorrhage, which can be fatal or result in permanent disability, and is a known complication of tPA therapy of stroke. Third, there are a number of restrictions on the use of tPA based on the condition of the patient and the presence of other diseases. As a result of these limitations, 10-15% of stroke patients are eligible for treatment with current thrombolytic therapy and less than 5% actually receive thrombolytic. Therefore, there is an urgent, unmet medical need for safe thrombolytic therapy for patients with acute stroke. The vast majority of stroke victims are essentially untreated. A proof-of-concept trial for plasma-derived plasmin to treat ischemic stroke has been approved in six countries outside of the U.S., with the first patient enrolled. Our strategy is to develop recombinant Plasmin for ischemic stroke.

  Prolastin-C A1PI

        We completed pivotal clinical studies and submitted a sBLA with the FDA and a sNDS with Health Canada for the approval of Prolastin-C A1PI. Prolastin-C A1PI is a key product life cycle enhancement to Prolastin A1PI. Like Prolastin, Prolastin-C is intended to treat A1PI deficiency, an inherited disorder that causes a significant reduction in the naturally occurring protein A1PI. The modified production process of Prolastin-C A1PI will allow for increased yield and higher concentration versus our current Prolastin A1PI product, effectively increasing our capacity by 40%. The European Union regulatory authorities have indicated that a successful efficacy trial will be a prerequisite to applying for marketing authorization for Prolastin-C A1PI in the European Union. The sBLA has been approved by the FDA; and a post-approval clinical trial is required as a condition for approval. The sNDS has been approved by Health Canada. In March 2010, we launched Prolastin-C A1PI in the United States. Through March 31, 2010, we have successfully converted approximately 44% of our U.S. Prolastin patients to Prolastin-C A1PI. We anticipate the conversion of all remaining U.S. Prolastin patients to Prolastin-C A1PI will be completed by the end of the 2010 second quarter.

  A1PI Aerosol (Alpha-1 Aerosol) (TAL-6005)

        We previously disclosed that we intended to make a submission with the FDA to begin a clinical trial of Prolastin A1PI Aerosol (Alpha-1 Aerosol) in the United States. This proposed trial was a safety study involving a limited number of participants using plasma-derived Prolastin A1PI. We have decided not to initiate an aerosol trial with plasma-derived Prolastin A1PI. We may resume development in the future of an aerosol formulation of A1PI if warranted with recombinant A1PI.

  Recombinant A1PI and Factor VIII

        We are exploring the potential for human cell line based protein production technology to produce A1PI and Factor VIII with human modifications. Current recombinant forms of A1PI and Factor VIII are produced in animal cell lines and therefore lack key protein modifications characteristic of the human plasma version of the two proteins. Human protein modifications have the potential to make the human recombinant forms physiologically similar to their plasma-derived counterparts. The availability of recombinant A1PI may facilitate the application of A1PI therapy to other respiratory diseases such as, COPD or cystic fibrosis (CF).

  Technical Support of Manufacturing Operations

        As part of the R&D function, staff members are allocated to support production of commercial products currently on the market. This support includes, but is not limited to, the following:

  •
  troubleshooting production issues, especially relating to plasma pooling and fractionation, downstream protein purification processes, and filling and freeze drying operations;

  •
  providing technical expertise for evaluation and implementation of improvements to existing licensed processes, including driving process changes for improved quality and throughput, and leading process evaluations to mitigate potential failure modes;

  •
  tracking and trending of production operational parameters to identify opportunities that can improve gross margins;

  •
  supporting transfer of production processes into the manufacturing setting, evaluating commercial opportunities for existing production intermediates, and implementing lifecycle management programs. Examples include implementation of latex free stoppers; Koate reliability, capacity and yield improvements and the new fractionation facility; and

  •
  supporting throughput capability increases by evaluation of new vendor pastes and plasma sources, such as the Canadian blood system plasma collection method conversion, and evaluation of recovered plasma sources.

        Our R&D activities also support improvements in manufacturing and testing processes that enhance yield and product quality. In addition to the above initiatives, we are working to transfer production of our Thrombate III product from Bayer, with whom we currently have a supply agreement. We are currently validating a new production facility at our Clayton site with regulatory approval expected in early 2012. The new facility will increase our capacity and will allow us to increase supply.

Company History

        Our heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC.

        We began operations as Talecris Biotherapeutics Holdings Corp. on April 1, 2005, upon the completion of our acquisition of substantially all of the assets and specified liabilities of Bayer's worldwide plasma business (Bayer Plasma), an operating unit of the Biological Products division of Bayer Healthcare LLC, which is a wholly-owned (indirect) subsidiary of Bayer AG (collectively or individually, Bayer), in a transaction which was effected by Talecris Holdings, LLC. As part of our overall formation activities, we also acquired 100% of the outstanding common stock of Precision Pharma Services, Inc. (Precision) on April 12, 2005 from Ampersand.

        In order to improve the predictability, reliability, and sustainability of our plasma supply, we pursued a strategy to substantially vertically integrate our plasma supply chain through the creation of TPR, enabling us to significantly reduce our reliance on third party suppliers, enhancing our flexibility in procuring plasma, increasing our operating efficiencies, and as our plasma collection centers mature, improving our gross margin and profitability. Pursuant to this strategy, we have acquired plasma collection centers from third parties, particularly IBR, and developed our own plasma collection centers. At March 31, 2010, our plasma collection center network consisted of 69 operating centers, of which 64 were FDA licensed.

        On October 6, 2009, we completed our initial public offering (IPO) of 56,000,000 shares of our common stock at an offering price of $19.00 per share for an aggregate offering of $1.064 billion. We received net proceeds of $519.7 million from the issuance of 28,947,368 new shares of common stock. These proceeds were used to repay principal under our then existing First and Second Lien Term Loans. We did not receive any proceeds from the selling stockholders' sale of 27,052,632 shares of common stock in the offering.

        On October 21, 2009, we completed the issuance of $600.0 million, 7.75% Senior Unsecured Notes, due November 15, 2016 at a price of 99.321% of par in a private placement to certain qualified institutional buyers. We used the net proceeds to us of $583.9 million to repay principal and interest amounts of $499.6 million under our First and Second Lien Term Loans, which were subsequently terminated, $55.6 million to repay principal under our Revolving Credit Facility, and $28.7 million to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million. Subsequently, we terminated the remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million.

        As of March 31, 2010, Talecris Holdings, LLC held approximately 49.9% of our outstanding common stock. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC.

Customers

        Three customers accounted for approximately 36% of our net revenues for both the three months ended March 31, 2010 and the year ended December 31, 2009. Similarly, our accounts receivable balances have also been concentrated with a small number of customers. Three customers accounted for approximately 34% and 31% of our accounts receivable, net, as of March 31, 2010 and December 31, 2009, respectively. Additionally, we are the largest supplier of plasma-derived products to the Canadian blood system operators, Canadian Blood Services and Hema Quebec, and derive significant revenue and profits from these contracts. It is estimated that 64% (21% in-patient; 43% out-patient) of IGIV sold in the U.S. in 2008 was purchased by hospitals; physician offices represented about 19% of IGIV volume; and home healthcare companies and specialty pharmacies represented 17% of the IGIV volume. We expect that sales of our products to a limited number of customers will continue to represent a substantial amount of our revenues for the foreseeable future. We anticipate a reduction in volumes generated from our contract with Canadian Blood Services as a result of their multi-source strategy. For a discussion of certain risks related to our customer concentration, please see "Risk Factors—A substantial portion of our revenue is derived from a small number of customers, and the loss of one or more of these customers could have a material adverse effect on us."

        The following table includes a geographic breakdown of our net revenues:

	Years Ended December 31,
				Three Months Ended March 31, 2010
	2009	2008	2007
United States	$1,011,468	$906,376	$817,276	$261,392
Canada	214,883	215,964	189,923	49,245
Europe	185,297	168,081	136,972	48,383
Other	121,561	83,871	74,338	21,941

Total net revenue	$1,533,209	$1,374,292	$1,218,509	$380,961

        Our international business is subject, in various degrees, to a number of risks inherent in conducting business in other countries. These include, but are not limited to, currency exchange rate fluctuations, capital and exchange control regulations, expropriation and other restrictive government actions. Our international business is also subject to government-imposed constraints, including laws on pricing, reimbursement, and access to our products.

        Our worldwide net revenue does not reflect a significant degree of seasonality. We generally experience a favorable revenue and gross margin benefit during the second and third quarters due to higher sales of our hyperimmune therapies for the treatment of exposure to rabies.

Contract Services

        Apart from the contracts with the Canadian blood system operators discussed elsewhere, including under "Business—Competitive Strengths—Favorable Distribution Arrangements," we also provide a variety of contract manufacturing or process services, including plasma fractionation, manufacturing, and analytical testing. These contracts are for a limited number of batches of product and development services during the clinical development phase of a project and then change to a guaranteed annual minimum purchase commitment for a term of typically three to five years during the commercial phase of each agreement.

Sales, Marketing and Distribution

        Our sales and marketing department consists of approximately 230 full time professionals as of March 31, 2010, including a U.S. sales force of approximately 120 field sales representatives. Within the U.S., our core market, we have developed a "push-pull" distribution network comprised of both direct and indirect channels. Our direct channel is comprised of three specialty sales teams: Immunology/Neurology, Pulmonary, and Hematology/Specialty. Our specialty sales representatives are experienced professionals with a combination of extensive commercial and healthcare related experience calling on a variety of touch points including physicians, pharmacists, and homecare companies.

  •
  The Immunology/Neurology team is primarily focused on promoting Gamunex for the use in PI, CIDP, and ITP. It is also responsible for promoting our portfolio of hyperimmune products and Plasbumin. This team calls on office-based and hospital-based specialty physicians including neurologists and immunologists. They also call on a variety of healthcare providers within the hospital and home-care settings (physicians, nurses, pharmacists).

  •
  The Pulmonary team promotes Prolastin, focusing on identification of A1PI patients and driving brand choice for Prolastin/Prolastin-C, which is the most prescribed A1PI therapy in the U.S.

  •
  The Hematology/Specialty team promotes Koate, Thrombate III, and our portfolio of hyperimmune products calling on hematologists and other healthcare providers within the hospital and specialty treatment centers.

  •
  In addition to our direct sales force, we have managed markets and national accounts sales teams that manage relationships and contracting efforts with GPOs, distributors, home healthcare and specialty pharmacy providers and private commercial payors.

  •
  In addition to our U.S. operations, we have sales and marketing operations located in Germany and Canada, as well as a team dedicated to the development of other international markets.

        We sell, market and distribute our various products through both our direct sales personnel and our network of distributors. Our sales, marketing and distribution efforts focus on strengthening our relationships with physicians, pharmacists, nurses, patients, GPOs, distributors, home healthcare and specialty pharmacy providers. In the U.S., our Prolastin Direct Program has engaged a prescription fulfillment provider to ensure that Prolastin/Prolastin-C A1PI can be shipped directly to patients. This direct-to-patient distribution service is designed to enhance user convenience and ensure the patient of an uninterrupted supply of Prolastin/Prolastin-C A1PI, while providing us with valuable information about their usage patterns. We are the only A1PI provider to have completed a Mutual Recognition Procedure in the European Union. Prolastin A1PI is approved in 15 European countries and we are currently established in six of these markets. We have been in reimbursement discussions with a number of these countries since late 2007 and these discussions must be concluded before we can expect to significantly increase sales in these countries.

  Packaging and Distribution Contracts

        Since 2005, we significantly reduced the number of our distributors and simultaneously entered into long-term distribution agreements with major hospital group purchasing organizations, or GPOs, distributors, home care and specialty pharmacy providers and distributors which we believe grant us favorable volume, pricing, and payment terms, including in certain cases financial penalties if they fail to purchase the agreed volume of products.

        In addition, we have an agreement with Catalent Pharma Solutions pursuant to which they provide packaging, labeling and testing services for us in connection with the distribution of our products in Europe. The agreement expires in 2013, though we have the option to extend it twice, each time for a period of two years. We may terminate the agreement upon 12 months notice, and Catalent may terminate the agreement upon 24 months notice, beginning in 2011. Either party may terminate the agreement upon the bankruptcy of the other party or if there is a material breach which is not cured within 30 business days.

Properties

        Our primary facilities are described below. All of our owned real estate is pledged as security under our Revolving Credit Facility.

  •
  Clayton Site.  A 182-acre site that we own, located in Clayton, North Carolina, which includes a 14-building complex of office space, lab space, warehouse, freezer storage, and biopharmaceutical manufacturing facilities consisting of 654,139 square feet. An additional 37,000 square feet of administrative office and 23,600 square feet of warehouse space are leased through December 2019 in a building located adjacent to our Clayton site. A 30,159 square foot climate controlled warehouse located next to the Clayton site is also leased through September 2014.

  •
  Research Triangle Park.  A leased three-building headquarters/administrative office facility. The main building housing our corporate headquarters is leased through February 2012, and additional space in two other buildings is leased through July 2013 and December 2010.

  •
  Raleigh Test Lab.  A laboratory space located in Raleigh, North Carolina consisting of 76,000 square feet leased through August 2017, with an option to purchase through August 2011.

  •
  Melville Site.  An 11-acre site that we own, located in Melville, New York consisting of 102,922 square feet of office space, lab space, warehouse, and biopharmaceutical manufacturing facilities.

  •
  Research Triangle Park.  An 18-acre site that we own, located in Research Triangle Park, North Carolina, on which is located a R&D building, consisting of 25,000 square feet of office space and 45,000 square feet of laboratory facilities.

  •
  Benson Warehouse.  A cold storage warehouse of 39,200 square feet used for plasma storage in Benson, North Carolina leased through December 2012.

  •
  Centennial Campus North Carolina State University.  A combined office and laboratory space in Raleigh, North Carolina consisting of 21,364 square feet leased through December 2011.

  •
  Frankfurt.  A 2,552 square meters office facility located in Frankfurt Germany, which serves as our European headquarters and which is leased until June 30, 2015.

  •
  Canada.  A 6,396 square foot office facility located in Mississauga, Ontario, which serves as our Canadian headquarters and which is leased until April 30, 2011. We also lease a 2,356 square foot sales office in Ottawa, Ontario, which is leased until January 2011.

  •
  Plasma Collection Centers.  As of March 31, 2010, we operated 69 plasma collection centers of various sizes under non-cancellable lease agreements expiring at various dates.

        We believe our properties are adequately maintained and suitable for their intended use. We continually evaluate our properties and believe that our current facilities plus any planned expansions and upgrades are generally sufficient to meet our expected needs and expected near-term growth. Expansion projects and facility closings are undertaken as necessary in response to market needs.

Patents and Other Intellectual Property Rights

        Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, legal opinions, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

        Patents.    As of March 31, 2010, we owned or licensed for uses within our field of business over 120 U.S. patents and U.S. patent applications as well as numerous foreign counterparts to many of these patents and patent applications. At present, we do not consider any individual patent, patent application or patent family to be material to the operation of our business as a whole. Our patent portfolio includes patents and patent applications with claims directed to the composition of matter, manufacturing processes, pharmaceutical formulation and methods of use of many of our compounds and products, including a composition of matter patent application for a recombinant Plasmin molecule and a manufacturing process patent for Gamunex IGIV. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our investment.

        The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed by us, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to prevent competitors from marketing related products or the length of term of patent protection that we may have for our products. Neither we nor our licensors can be certain that we were the first to invent the inventions claimed in our owned or licensed patents or patent applications. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

        We continuously monitor the proprietary positions of third parties, and particularly the proprietary positions of our business competitors, in order to guide the development of our product candidates and avoid the possibility of infringement. Periodically we commission formal legal opinions in order to confirm our freedom to operate.

        Trademarks.    Given the importance of our name brands, particularly with respect to IGIV and Alpha-1-Antitrypsin (A1PI) products, we rely heavily on the protection of trade names and trademarks. We have registered trademarks for a number of our products, including Gamunex, Gaminex 10%, Prolastin, Prolastin-C, Plasbumin, Plasmanate, Koate, Thrombate III, GamaStan, HyperHepB, HyperRho, HyperRab, HyperTet, Gamimune, Talecris Direct, and Prolastin Direct.

        Trade Secrets.    We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by maintaining a trade secret registry and by implementing confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

        In-License Agreements.    We license from Bayer HealthCare LLC certain intellectual property rights not acquired by us in connection with our formation transaction. On August 1, 2006 we entered into a collaboration and development agreement with Activaero GmbH which grants Talecris exclusive rights to use the Akita™ inhalation device for the aerosol delivery of A1PI for any indication. Under that agreement, we are committed to a minimal level of spending each year during development and should the product reach commercialization we must pay a royalty on sales, with no milestone payments due to Activaero GmbH. The agreement is valid until the last to expire applicable patent right—currently not expected until 2025. Talecris has the right to terminate with up to 120 days notice, but must pay a progressively higher termination fee determined by considering both the reason for Talecris' termination and the number of years since the effective date of the agreement. On September 4, 2008 and December 17, 2008, we entered into exclusive commercial licenses with Crucell N.V. for two recombinant proteins, A1PI and Factor VIII (alone or combined with recombinant Von Willebrand Factor), respectively, utilizing advanced protein technology. We paid Crucell license fees and committed to pay them milestone payments when certain research and clinical targets have been met and royalty payments upon commercialization, while reserving the right for us to terminate the agreements without penalty upon 90 days notice.

Competition

        The plasma-derived products industry is highly competitive with changing competitive dynamics. We face, and will continue to face, competition from both U.S.-based and foreign producers of plasma-derived therapies, some of which have lower cost structure, greater capital, manufacturing facilities, resources for research and development, and marketing capabilities. In addition to competition from other large worldwide plasma products providers, we face competition in local areas from smaller entities. For example, in Europe, where the industry is highly regulated and health care systems vary from country to country, local entities may have greater knowledge of local health care systems, more established infrastructure and have existing regulatory approvals or a better understanding of the local regulatory process, allowing them to market their products more quickly. Moreover, plasma-derived therapies generally face competition from non-plasma products and other courses of treatment.

        In 2007, we were ranked third in global plasma product sales, with a 12% share of worldwide sales. According to MRB, our principal plasma derivatives competitors are Baxter International, Inc., CSL Behring, Octapharma AG and Grifols, representing 22%, 18%, 9% and 8%, respectively, of worldwide plasma derivative sales in 2007. We also face competition in specific countries from local non-profit organizations.

        With regard to other large plasma product providers and certain key products of the plasma product business, the competition we face, and the principal bases on which we compete, vary from product class to product class.

  IGIV

        The majority of competing IGIV products were, prior to 2007, either lyophilized powders that required time consuming reconstitution or lower concentrated liquid, most of which contain high levels of sugars and salt that pose increased risk of adverse events particularly in patients with cardiovascular risk factors and/or renal insufficiency. We believe our use of a caprylate purification process gives our product an advantage over competitors' products that are purified by harsher solvent processes. Since 2002, the majority of sales for IGIV products have shifted from lyophilized to liquid with liquids capturing 29% of the market in 2002 and 80% in 2008. Liquid IGIV products are viewed as preferable because they are ready-to-use (i.e., they require no reconstitution), with generally excellent efficacy and tolerability profiles. Product margin improvement opportunities are being driven by the transition from lower priced lyophilized products to higher priced liquids using manufacturing processes that deliver improved IgG (immune gamma globulin) yields.

        There has been considerable consolidation among IGIV producers in the U.S. In 2003, CSL acquired the assets from Aventis Behring, and Grifols acquired a range of assets from Mitsubishi's Alpha Therapeutics that led to the exit of two IGIV brands. A year later, Octapharma and Grifols launched lower concentration liquids. Grifols has recently received FDA approval for its new manufacturing process: Flebogamma 5% DIF with double virus inactivation and filtering. CSL received U.S. regulatory approval for its liquid 10% IGIV and launched its product in 2008. CSL has a second generation subcutaneous product in development for a PI indication and launched Rhophylac for ITP in 2007. In 2006, Baxter Bioscience launched Gammagard Liquid 10% soon after its purchase of the American Red Cross IGIV product line (Panglobulin and Polygam). Other Baxter efforts in subcutaneous formulation and delivery in flexible containers have also been announced. We expect additional producers of IGIV outside the U.S. to introduce products into the U.S. in the next few years. For example, Bio Products Laboratory, a not-for-profit organization wholly-owned by the U.K. government, received approval from the FDA for its 5 percent concentration IGIV for PI and Octapharma and Grifols have filed for approval of a 10% liquid IGIV. Among producers of liquid

IGIV products, we intend to compete primarily on the basis of our first-line positioning as the premium liquid IGIV brand with extensive clinical experience and well developed brand loyalty supplemented in the medium term with new indications and formulations.

  A1PI

        Until 2003, our A1PI product, Prolastin A1PI, was the only plasma product licensed and sold for therapy of congenital A1PI deficiency-related emphysema in the U.S. As new competitors introduced products into the U.S., our share of units sold of Prolastin A1PI in the U.S. was approximately 67% of all A1PI product sales in 2008 according to MRB. In August 2009 Kamada's A1PI intravenous therapy was approved by the FDA and we expect them to begin sales in the U.S. in 2010. We expect to compete with increased competition on the basis of our long clinical history as well as brand name recognition and customer acceptance. In that regard, we believe we have a significant advantage because of our existing direct-to-patient delivery program, Prolastin Direct, which is our primary distribution mode in the U.S. We believe Prolastin is differentiated in the United States by its unique direct-to-patient distribution and service model, Prolastin Direct, which provides easy enrollment, home infusion, access to insurance experts and patient-centered health management. Prolastin Direct health management provides better patient outcomes by reducing the frequency of respiratory exacerbations. Furthermore, Prolastin Direct results in high medication compliance, with over 94% of prescribed doses being administered annually and high patient loyalty with, an annual retention rate of over 96%. New entrants will likely continue to gain some share of product sales for new patients (competitors have also invested in new patient identification efforts), but we have not incurred significant erosion of our existing customer base due to patients' switching to alternative A1PI products and we have been successful in identifying new patients. We experience continual patient losses due to the nature of the disease.

        Other manufacturers began selling A1PI products in the United States and Spain beginning in 2003 and France in 2005. In 2006, we completed a Mutual Recognition Procedure in the European Union covering countries where over 1,300 symptomatic patients have been identified but have had no access to a licensed A1PI product. Prolastin A1PI is approved in 15 European countries and we are currently established in six of these markets. We have been in reimbursement discussions with a number of these countries since late 2007 and these discussions must be concluded before we can expect to significantly increase sales in these countries. In October 2009, we received FDA approval, and in February 2010, we received Health Canada approval for Prolastin-C A1PI, a new concentrated version of our Prolastin A1PI product, which delivers the same amount of active protein, but with significantly reduced infusion time. This product was developed using advances in manufacturing technology. In March 2010, we launched Prolastin-C A1PI in the U.S. Through March 31, 2010, we have successfully converted approximately 44% of our U.S. Prolastin patients to Prolastin-C A1PI. We anticipate that the conversion of all remaining U.S. Prolastin patients to Prolastin-C A1PI will be completed by the end of the 2010 second quarter.

  Albumin

        Recently, industry-wide albumin sales have increased significantly driven by both favorable volume demand and price. Among albumin products, competition is generally based on price, given that the products tend to be homogenous. In 2007, we had an approximate 7% share of global albumin and PPF sales. Most of our albumin sales are in the U.S.

  Thrombate

        We have the only plasma-derived brand ATIII licensed in the U.S. Recently, GTC Biotherapeutics received FDA approval for a competing product—Atryn, transgenic ATIII (produced in transgenic goats) for the treatment of hereditary antithrombin deficiency. The product was launched by Lundbeck, Inc. in the U.S. in May 2009.

Government Regulation

        Government authorities in the U.S., at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of pharmaceutical products such as those we are developing. The process of obtaining regulatory approvals and the subsequent substantial compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. The following is a summary of overall regulatory landscape for our business.

        United States Government Regulation.    In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. Failure to comply with the applicable FDA requirements at any time during the product development process, approval process or after approval may result in administrative or judicial sanctions. These sanctions could include the FDA's imposition of a clinical hold on trials, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution, or any combination of these sanctions. Any agency or judicial enforcement action could have a material adverse effect on us.

        The BLA Approval Process.    Drugs that are also biological products must also satisfy the requirements of the Public Health Services Act and its implementing regulations. In order for a biological drug product to be legally marketed in the U.S., the product must have a Biologic License Application (BLA), approved by the FDA.

        The steps for obtaining FDA approval of a BLA to market a biological product in the U.S. include:

  •
  completion of preclinical laboratory tests, animal studies and formulation studies under the FDA's good laboratory practices regulations;

  •
  submission to the FDA of an Investigational New Drug Application (IND), for human clinical testing, which must become effective before human clinical trials may begin and which must include independent Institutional Review Board, or IRB, approval at each clinical site before the trials may be initiated;

  •
  performance of adequate and well-controlled clinical trials in accordance with Good Clinical Practices to establish the safety and efficacy of the product for each indication;

  •
  submission to the FDA of a BLA, which contains detailed information about the chemistry, manufacturing and controls for the product, reports of the outcomes and full data sets of the clinical trials, and proposed labeling and packaging for the product;

  •
  satisfactory review of the contents of the BLA by the FDA, including the satisfactory resolution of any questions raised during the review;

  •
  satisfactory completion of an FDA Advisory Committee review, if applicable;

  •
  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP regulations, to assure that the facilities, methods and controls are adequate to ensure the product's identity, strength, quality and purity; and

  •
  FDA approval of the BLA including agreement on post-marketing commitments, if applicable.

        Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some preclinical testing may continue after the IND is submitted. The IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials and or supporting preclinical data as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. In other words, submission of an IND may not result in the FDA allowing clinical trials to commence.

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under strict requirements to ensure the protection of human subjects participating in the trial and protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an institutional review board, or IRB, at each site at which the study is conducted must approve the protocol, subject consent form and any amendments. All research subjects must be informed, among other things, about the risks and benefits of the investigational product and provide their informed consent in writing.

        Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Phase I trials usually involve the initial introduction of the investigational drug into a small group of healthy volunteers (e.g., 10 to 20) to evaluate the product's safety, dosage tolerance and pharmacokinetics and, if possible, to gain an early indication of its effectiveness.

        Phase II trials usually involve controlled trials in a larger but limited patient population (e.g., a few hundred) to:

  •
  evaluate dosage tolerance and appropriate dosage;

  •
  identify possible adverse effects and safety risks; and

  •
  provide a preliminary evaluation of the efficacy of the drug for specific indications.

        Phase III trials usually further evaluate clinical efficacy and test further for safety in an expanded patient population (e.g., several hundred to several thousand). Phase III trials usually involve comparison with placebo, standard treatments or other active comparators. Usually two well-controlled large Phase III or pivotal trials demonstrating safety and efficacy are required. These trials are intended to establish the overall risk-benefit profile of the product and provide an adequate basis for physician labeling. Phase III trials are usually larger, more time consuming, more complex and more costly than Phase I and Phase II trials. Since most of our products are aimed at very small populations where it is not always possible to conduct two large studies, regulators may accept one study on a smaller number of patients than would typically be required for pharmaceutical products in general provided the data are sufficiently robust.

        Phase I, Phase II and Phase III testing may not be completed successfully within any specified period, if at all. Furthermore, the FDA or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk, have experienced a serious and unexpected adverse event, or that continued use in an investigational setting may be unethical. Similarly, an IRB can suspend or terminate approval of research if the research is not being conducted in accordance with the IRB's requirements or if the research has been associated with unexpected serious harm to patients.

        Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical trials, together with other detailed information, including information on the chemistry, manufacture and composition of the product, are submitted to the FDA in the form of a BLA requesting approval to market the product for one or more indications. In most cases, the BLA must be accompanied by a substantial user fee. The FDA will initially review the BLA for completeness before it accepts the BLA for filing. After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether a product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product's identity, strength, quality, purity and potency.

        Under the Pediatric Research Equity Act of 2003, or PREA, BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

        Before approving a BLA, the FDA generally will inspect the facility or the facilities at which the product is manufactured. The FDA will not approve the product if it finds that the facility does not appear to be in cGMP compliance. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will either disapprove the application or issue an approvable letter in which it will outline the deficiencies in the BLA and provide the applicant an opportunity to meet with FDA representatives and subsequently to submit additional information or data to address the deficiencies. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

        The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

        Post-Approval Requirements.    After regulatory approval of a product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of a BLA, the FDA may require post marketing testing and surveillance to monitor the product's safety or efficacy. In addition, holders of an approved BLA are required to keep extensive records, to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP regulations as well as the manufacturing conditions of approval set forth in the BLA. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP regulations, which imposes certain procedural, substantive and recordkeeping requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

        Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct and prevent recurrence of any deficiencies. In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications. Also, new government requirements, including those resulting from new legislation, may be established that could delay or prevent regulatory approval of our products under development.

        Orphan Drug Designation.    The FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition" that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for this type of disease or condition will be recovered from sales in the U.S. for that drug. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Orphan drug designation can provide opportunities for grant funding towards clinical trial costs, tax advantages and FDA user-fee benefits. In addition, if a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or a meaningfully different mode of administration. Competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity. However, if a company with orphan drug exclusivity is not able to supply the market, the FDA could allow another company with the same drug a license to market for said indication.

        Fast Track Designation.    The FDA's fast track programs, one of which is fast track designation, are designed to facilitate the development and review of new drugs that are intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs for the conditions. Fast track designation applies to a combination of the product and the specific indication for which it is being studied. Thus, it is the development program for a specific drug for a specific indication that receives fast track designation. The sponsor of a product designated as being in a fast track drug development program may engage in close early communication with the FDA including through timely meetings and feedback on clinical trials. Products in fast track drug development programs also may receive Priority Review or accelerated approval (i.e., where the review cycle is set with a six-month review clock instead of 10- or 12-month review clock). Sponsors may also be able to submit completed portions of an application before the entire application is completed; however, the review clock will not officially begin until the entire completed BLA is submitted to and filed by the FDA. The FDA may notify a sponsor that its program is no longer classified as a fast track development program if the fast track designation is no longer supported by emerging data, the designated drug development program is no longer being pursued, or another product that meets the unmet medical need for the same indication is approved first.

        Regulation Outside the United States.    In addition to regulations in the U.S., we are subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of countries outside the U.S. before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

        To obtain regulatory approval of a drug under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by certain biotechnological processes and optional for those which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. All marketing authorizations for products designated as orphan drugs must be granted in accordance with the centralized procedure. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state's assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to the public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

        The European Agency for the Evaluation of Medicinal Products grants orphan drug designation to promote the development of products that may offer therapeutic benefits for life-threatening or chronically debilitating conditions affecting not more than five in 10,000 people in the European Union. In addition, orphan drug designation can be granted if the drug is intended for a life threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that sales of the drug in the European Union would be sufficient to justify developing the drug. Orphan drug designation is only available if there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients. Orphan drug designation provides opportunities for free protocol assistance, fee reductions for access to the centralized regulatory procedures before and during the first year after marketing authorization and 10 years of market exclusivity following drug approval. Fee reductions are not limited to the first year after authorization for small and medium enterprises. The exclusivity period may be reduced to six years if the designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

        FDA-approved Talecris products are required to be registered and approved by local regulatory agencies in the majority of countries outside North America and Europe. There are a limited number of countries (Bahamas, Bermuda, Guam, Oman and Quatar) which do not require further local product registration and product may be distributed based on the existing FDA approval. In addition, any changes in the distributors supporting our export business could result in a loss of sales.

Pharmaceutical Pricing and Reimbursement

        In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health programs, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Our products may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

        In the U.S., Talecris' products are reimbursed or purchased under several government programs, including, Medicaid, Medicare Parts B and D, the 340B/Public Health Service ("PHS") program, and pursuant to our contract with the Department of Veterans Affairs. Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low-income individuals. Under Medicaid, drug manufacturers pay rebates to the states based on utilization data provided by the states. The rebate amount for branded drugs is equal to 15.1% of the Average Manufacturer Price ("AMP") or AMP less Best Price ("BP"), whichever greater. The recently enacted healthcare reform legislation increased the size of the Medicaid rebates paid by drug manufacturers to 23.1% of the AMP with limitation of this increase on clotting factors to 17.1%.

        Medicare Part B reimburses providers for drugs provided in the outpatient setting based upon Average Sales Price ("ASP"). Recent federal government reforms to Medicare Part B have reduced the reimbursement rates for IGIV. Beginning January 1, 2008, CMS reduced the reimbursement for separately covered outpatient drugs and biologicals, including IGIV in the hospital outpatient setting, from ASP +6% to ASP +5% using 2006 Medicare claims data as a reference for this reduction. CMS reduced this reimbursement further in 2009 to ASP +4% using aggregate hospital cost report data as a reference for the reduction. Additional reductions in Medicare Part B reimbursement rates could restrict access to our products.

        Medicare Part D is a partial, voluntary prescription drug benefit created by the federal government primarily for persons 65 years old and over. The Part D drug program is administered through private insurers that contract with CMS. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we are required to negotiate prices with private insurers operating pursuant to federal program guidance. These prices may be lower than we might otherwise obtain.

        Some payors, including Medicare Part D plans and some state Medicaid programs, reimburse providers for drugs based upon a discount off of the Average Wholesale Price ("AWP"). AWP is a list price determined by third party publishers, which does not reflect actual transactions in the distribution chain. We do not publish an AWP for any of our products. We may be at a competitive disadvantage where providers are reimbursed on an AWP basis and competitors' products are reimbursed at higher rates than our corresponding product.

        The availability of federal funds to pay for our products under the Medicaid and Medicare Part B programs requires that we extend discounts under the 340B/PHS drug pricing program. The 340B drug pricing program extends discounts to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals. The PHS price or "ceiling price" cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount. Talecris has entered into a Pharmaceutical Pricing Agreement ("PPA") with the government in which the company has agreed to participate in the 340B/PHS program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use. Recently enacted healthcare reform legislation imposes a "must sell" obligation on manufacturers, and expands the number of qualified 340B entities eligible to purchase our products for outpatient use. This legislation could require us to allocate even more of our products for sale under the 340B program in order to maintain the availability of federal funds to pay for our products under Medicaid and Medicare Part B coverage, but we do not expect the impact of this to be material to us. Additional legislative changes to the 340(B) program have been proposed, though it is too early to determine which changes will be adopted, or what their impact will be.

        We also make our products available for purchase by authorized government users of the Federal Supply Schedule ("FSS") pursuant to our FSS contract with the Department of Veterans Affairs. Under the Veterans Health Care Act of 1992, or the VHC Act, we are required to offer discounted FSS contract pricing to four Federal agencies—the Department of Veterans Affairs, the Department of Defense, the Coast Guard and the Public Health Service (including the Indian Health Service)—for federal funding to be made available for reimbursement of any of our products under the Medicaid program and for our products to be eligible to be purchased by those four Federal agencies. FSS pricing to those four Federal agencies must be equal to or less than the "Federal Ceiling Price," which is, at a minimum, 24% off the Non-Federal Average Manufacturer Price, or "Non-FAMP", for the prior fiscal year.

        The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. Federal, state and local governments in the U.S. continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals such as the drug candidates that we are developing, including possibly permitting the federal government to negotiate prices directly with manufacturers. In addition, an increasing emphasis on managed care in the U.S. has increased and will continue to increase the pressure on pharmaceutical pricing. For a discussion of certain risks related to reimbursement and pricing, please see "Risk Factors—Risks Related to Healthcare Reform and Reimbursement—We could be adversely affected if the implementation of recently passed healthcare reform legislation substantially changes the market for medical care or healthcare coverage in the United States."

Other

        Our operations and many of the products we manufacture or sell are subject to extensive regulation by numerous other governmental agencies, both within and outside the United States. In the United States, apart from the agencies discussed above, our facilities, operations, employees, products (their manufacture, sale, import and export) and services are regulated by the Drug Enforcement Agency, the Environmental Protection Agency, the Occupational Health & Safety Administration, the Department of Agriculture, the Department of Labor, Customs and Border Protection, the Department of Commerce, the Department of Treasury, the Department of Justice and others. Furthermore, because we supply products and services to healthcare providers that are reimbursed by federally funded programs such as Medicare, our activities are also subject to regulation by the Centers for Medicare and Medicaid Services and enforcement by the Office of the Inspector General within the Department of Health and Human Services. State agencies also regulate our facilities, operations, employees, products and services within their respective states. Government agencies outside the United States also regulate public health, product registration, manufacturing, environmental conditions, labor, exports, imports and other aspects of the company's global operations. For further discussion of the impact of regulation on our business, see "Risk Factors—Risks Related to Our Business—Certain of our other business practices are subject to scrutiny by regulatory authorities."

Employees

        As of March 31, 2010, we had approximately 4,900 full-time employees, none of which are represented by labor unions or covered by collective bargaining agreements. We consider our relationships with our employees to be good.

        Of our workforce, 315 employees are engaged in research and development at March 31, 2010 as described below:

Functional area	Headcount	Core responsibilities
Preclinical	28	Candidate identification, pre-clinical research, candidate advancement to development decision, candidate screening based on proof of principle or clear mechanism of action.
Administration	12	Office of the Executive Vice President, R&D, R&D Pre-Clinical and Clinical Compliance, and R&D facilities personnel.
Program Management Office	7	Oversight of the systems for and management of the execution of, strategic development projects for new products, new indications, and new processes.
Technology	91	Process development and improvement for plasma-based products (including technical support for operations), technology exploration, process/product development, and clinical manufacturing operations.
Pathogen safety	36	Exploration, introduction, validation of viral and prion detection and reduction technologies.
BioAnalytics	65	Exploration, implementation of new technologies for analytics, support of R&D functions, development of new and improved test methods for operations.
Medical Affairs	58

Continuing medical education, medical writing and publication, communicating medical information to health care providers. Trial design, execution, monitoring, data collection, analysis, report creation, regulatory agency interaction (supplemented by external contract research organizations).

NAT Development	18

To develop, validate, and support the operational setting of the Nucleic Acid Technology operational group located at our Raleigh Test Lab, primarily serving manufacturing operations in the testing of all incoming plasma units for blood born pathogens.

Total	315

Legal Proceedings

        We are involved in a number of judicial, regulatory and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of our businesses. We believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition, but might be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

        In May 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly-owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina alleging that we infringed U.S. Patents Nos. 5,780,222,

6,063,563, and 6,566,052. They subsequently withdrew and re-filed the case in November 2008. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI. In November 2008, we filed our answer to their complaint, asserting anti-trust and other counterclaims, and filed a request for re-examination of the patents with the Patent and Trademark Office (PTO), which was subsequently granted. We filed a motion to stay litigation pending the PTO proceedings. The motion was unopposed and subsequently granted on January 30, 2009. On July 7 and July 9, 2009, the PTO mailed Notices of Intent to Issue Reexamination Certificates without amending the claims of the patents in dispute, but has not yet done so. Neither party has yet filed motions to resume the litigation. We believe that the allegations of infringement are without merit and that the patents are invalid as applied to our processes.

        In August 2008, we notified Plasma Centers of America, LLC (PCA) that they were in breach of the Amended and Restated Plasma Sale/Purchase Agreement. We terminated the agreement in September 2008. In November 2008, we filed suit in federal court in Raleigh, North Carolina, against the G&M Crandall Limited Family Partnership and its individual partners as guarantors of obligations of PCA. We were served in January 2009 in a parallel action by PCA, alleging breach of contract by TPR. Motions to Summary Judgment by both parties have been denied. The two cases are proceeding in parallel with trial in the state court action expected to be scheduled in fall 2010.

        In July 2009, we voluntarily contacted the U.S. Department of Justice (DOJ) to advise them that we were conducting an internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA). The FCPA investigation is being conducted by outside counsel under the direction of a special committee of our board of directors. The investigation initially focused on sales to certain Eastern European and Middle Eastern countries, but our investigation is also reviewing sales procedures in other countries as determined appropriate. The DOJ has not indicated what action it may take, if any, against us or any individual, or the extent to which it may conduct its own investigation.

        In November 2009, we received a letter from the United States Attorney's Office for the Eastern District of Pennsylvania (USAO). The USAO requested a meeting to review our compliance with the terms of the Pharmaceutical Pricing Agreement (PPA) under the Public Health Service program. Specifically, the USAO asked for information related to the sale of our IGIV product, Gamunex, under that program. In order to have federal financial participation apply to their products under the Medicaid program and to obtain Medicare Part B coverage, manufacturers are required to enter into a PPA. The PPA obligates manufacturers to charge covered entities the Public Health Service price for drugs intended for outpatient use. The Public Health Service price is based on the Medicaid rebate amount. We believe that we have complied with the terms of the PPA and federal law. If the USAO determines that our practices are inconsistent with the terms of the PPA, the USAO has stated that it may file a civil action against us under the Anti-fraud Injunction Act and seek a court order directing us to comply with the PPA or, potentially, proceed under some other legal theory. We could also be subject to fines, damages, penalties, appointment of a monitor, or enhancement of existing compliance and training programs as a result of government action. We are cooperating with the investigation and intend to respond to information requests from the USAO.

MANAGEMENT

        Our executive officers and directors and their respective ages and positions as of June 1, 2010 are as follows:

Name	Age	Position
Lawrence D. Stern	53	Chairman and Chief Executive Officer
John M. Hanson	57	Executive Vice President and Chief Financial Officer
John F. Gaither, Jr.	61	Executive Vice President, General Counsel and Secretary
Mary J. Kuhn	51	Executive Vice President, Operations
John R. Perkins	39	Executive Vice President, Global Commercial Operations
Stephen R. Petteway, Jr. PhD	65	Executive Vice President, Research & Development
Joel E. Abelson	51	Senior Vice President and General Manager, Portfolio Management and International Business
James R. Engle	55	Senior Vice President, Information Technology
Kari D. Heerdt	42	Senior Vice President, Human Resources
Thomas J. Lynch, PhD	59	Senior Vice President, Corporate Compliance, Regulatory and Public Policy
Daniel L. Menichella	50	Senior Vice President, Business Development
Bruce Nogales	53	Senior Vice President and General Manager, Talecris Plasma Resources
Richard A. Charpie, PhD	58	Director
Paul N. Clark	63	Director
W. Brett Ingersoll	46	Director
James T. Lenehan	61	Director
Kenneth J. Martin	56	Director
Steven F. Mayer	50	Director
Dean J. Mitchell	54	Director
Ruedi E. Waeger, PhD	67	Director

        Lawrence D. Stern has served as our Chairman and Chief Executive Officer since June 2007, as a director since April 2005, and currently serves as chairman of the executive committee and as a member of our compliance committee. He was previously our Executive Chairman from April 2005 until June 2007. From December 2003 until March 2005, Mr. Stern worked primarily with Cerberus and Ampersand in connection with our formation transaction. From January through November 2003, Mr. Stern worked as an independent consultant supporting debt and equity transactions. Mr. Stern received his BS in Chemical Engineering from Cornell University and his MS from the Massachusetts Institute of Technology.

        John M. Hanson has served as Executive Vice President and Chief Financial Officer for our company since October 2005. From April 2003 until he joined us in 2005, Mr. Hanson was employed at Andrx Corporation, a specialty pharmaceuticals company, where he ultimately served as Senior Vice President and Chief Financial Officer. Mr. Hanson took some time off from August 2001 to March 2003 to pursue personal interests. Mr. Hanson has an extensive history of executive experience in the pharmaceuticals industry. From November 2000 to July 2001, Mr. Hanson served as Chief Financial Officer of Mylan Laboratories and from September 1996 to October 2000, Mr. Hanson served as Chief Financial Officer of Zenith Goldline Pharmaceuticals, Inc., the U.S. generic products subsidiary of IVAX Corporation. Mr. Hanson was employed by Arthur Andersen LLP from 1984 to 1995. Mr. Hanson is a Certified Public Accountant and earned both his BS in Biology and his MPA from the University of South Dakota.

        John F. Gaither, Jr. has been our Executive Vice President, General Counsel and Secretary since September 2006. Prior to joining us in 2006, Mr. Gaither served as Senior Vice President, General

Counsel and Secretary of NeighborCare, Inc., one of the largest providers of institutional pharmacy services in the United States, from 2003 through 2005. Mr. Gaither earned both his BBA in Accounting and his JD from the University of Notre Dame.

        Mary J. Kuhn became our Executive Vice President, Operations, in August 2009 after being our Senior Vice President, Operations since April 2005. Prior to joining us, Ms. Kuhn was a Senior Vice President of Operations at Bayer from October 2002 to April 2005. During the previous two decades, Ms. Kuhn held numerous positions with University and her EMBA from the University of New Haven.

        John R. Perkins joined our company in 2006 and since May 2010 has served as our Executive Vice President, Global Commercial Operations. From April 2008 until then he served as our Senior Vice President and General Manager, Portfolio Management and U.S. Business. Previously, he was Vice President, U.S. Commercial Operations. Prior to joining our company, Mr. Perkins was a consultant to Cerberus Capital Management where he provided executive management since 2004 for several existing portfolio companies, including the company, and operational due diligence for potential investments. Mr. Perkins joined Cerberus from General Electric where he was an executive in its Corporate Business Development group since 2001. Mr. Perkins started his career with General Electric where he held a variety of additional positions including marketing/product increasing responsibility within Bayer's North American Pharmaceutical Division's Headquarters, including Supervisor, Pharmaceutical Formulations Lab; Manager, Pharmaceutical Technical Services; Manager, Manufacturing Operations; Director, Manufacturing; and, Vice President, Technical Operations and Ethical Product Manufacturing; and Vice-President of Operations. Ms. Kuhn earned her BS in Pharmacy from Purdue management, sales, operations and corporate audit. Mr. Perkins is a graduate of General Electric's Management Development Program. He received his BA from DePauw University and earned his MBA from Northwestern's Kellogg School of Management.

        Stephen R. Petteway, Jr., PhD became our Executive Vice President, Research and Development, in August 2009 after being our Senior Vice President, Research & Development since April 2005. Prior to our formation transaction, Dr. Petteway held various positions for Bayer Biological Products, including: Senior Director, Pathogen Safety & Research; Vice President, Pathogen Safety & Research; and Acting Head, Research & Technology. Dr. Petteway is the author of numerous scientific publications and patents related to diagnostics and therapeutics. Dr. Petteway earned his BA in Microbiology/Chemistry from the University of South Florida at Tampa, and his PhD in Molecular Cell Biology from the University of Alabama at Birmingham.

        Joel E. Abelson has served as our Senior Vice President and General Manager, Portfolio Management and International Business since April 2008. Previously, he was Vice President and General Manager, International Commercial Operations from August 2007 to April 2008 and before that he was Vice President, Canada and Intercontinental Commercial Operations from March 2006 to August 2007. From April 2005 until March 2006, Mr. Abelson worked in a consulting role for Talecris supporting both the formation of the new company and the planning and establishment of our Canadian business. From July 2002 to March 2005, Mr. Abelson served as Vice President, Global Strategic Marketing for Bayer's Biological Products Division. Mr. Abelson received his BA (Honours) degree from Carleton University and his MA degree in Public Administration from the University of Toronto.

        James R. Engle has been our Senior Vice President, Information Technology since April 2005. Prior to joining us in 2005, Mr. Engle was with Aventis from 1988 to 2004. His most recent position at Aventis was Senior Vice President, IT for Aventis Behring (subsequently acquired by CSL Limited and renamed CSL Behring) from 1999 to 2004. Mr. Engle attended Delaware Valley College of Science and Agriculture, where he earned his BS in Business Administration.

        Kari D. Heerdt has been our Senior Vice President, Human Resources since January 2008. Prior to joining Talecris, Ms. Heerdt served as Senior Vice President of Human Resources for Mervyns, a

mid-market department store partially owned by Cerberus Capital Management, from 2004 to 2008. Prior to that, she was a consultant to Cerberus Capital Management, a leading investment management firm. From 2000 to 2004, Ms. Heerdt was a Senior Consultant for Hewitt Associates, a global Human Resources consulting firm. Ms. Heerdt earned a BA degree from Mount Holyoke College, and a MS from the Krannert Graduate School of Management at Purdue University.

        Thomas J. Lynch, PhD began as our Vice President of Corporate Governance and Compliance in April 2005, and assumed his current position as Senior Vice President, Corporate Compliance, Regulatory and Public Affairs in early 2006. From 2003 to 2005, Dr. Lynch served as Vice President of Regulatory Affairs and Quality Assurance for CryoLife, Inc., a medical device and human tissue company. Prior to that, from 2000 to 2003, he served as Senior Vice President, Regulatory Affairs and Quality Assurance at Clearant, a biotechnology company engaged in pathogen inactivation research & development. From 1993 to 2000, Dr. Lynch was with the U.S. Food and Drug Administration, most recently as Deputy Director of the Division of Hematology. He holds a Ph.D. in biochemistry from Wayne State University and a JD from Georgetown University.

        Daniel L. Menichella joined our company in October 2007 as Senior Vice President, Business Development. Prior to joining our company, Mr. Menichella served in various capacities related to business development and strategic planning at Merck KGaA, the global pharmaceutical and chemical company, from December 2002 until October 2007. Over the course of his five years at Merck KGaA, Mr. Menichella served as Vice President, Business Development, Vice President, Corporate Strategic Planning and Vice President, Corporate Business Development and Alliance Management. Mr. Menichella earned his AB from Harvard University and his MBA from the University of North Carolina at Chapel Hill.

        Bruce Nogales joined our company in 2005 as Vice President, International, responsible for our business transitions in Europe and Intercontinental Markets. He has also served as Vice President of both the Immunology and Pulmonary Commercial Development groups. In April 2007, Mr. Nogales was named Vice President and General Manager, International Commercial Operations and in September 2007, Mr. Nogales was named Senior Vice President and General Manager, Talecris Plasma Resources. Prior to joining us, Mr. Nogales had served from 1999 through 2004 as both Vice President and General Manager of Intercontinental Commercial Operations and of the Wound Healing Business Unit at Aventis Behring (subsequently acquired by CSL Limited and renamed CSL Behring), which is engaged in the global protein therapeutics business. Mr. Nogales earned his BS in Finance from California State University, Long Beach in 1978 and completed an Executive Development Program at the University of Pennsylvania's Wharton School of Business.

        Richard A. Charpie, PhD has been a member of our board of directors since April 2005. Dr. Charpie has been a managing general partner at Ampersand since its founding in 1988 as a spin-off from PaineWebber Incorporated. Dr. Charpie has served as a director of more than thirty-five public and private companies. Dr. Charpie earned both his BS and MS in Physics from the Massachusetts Institute of Technology. He also earned his PhD in Economics and Finance from the Massachusetts Institute of Technology.

        Paul N. Clark has been a member of our board of directors since September 2007 and currently serves on the audit and compensation committees. Prior to joining us, Mr. Clark served as Chief Executive Officer and President from June 1999, and Chairman of the Board of Directors from February 2000, until February 2007 of ICOS Corporation, a biotechnology company. Prior to ICOS, Mr. Clark was with Abbott Laboratories from 1984 to 1998, where he had responsibility for pharmaceuticals and other businesses, retiring from Abbott as Executive Vice President and a board member. Mr. Clark is also a director of Agilent Technologies, Inc., Amylin Pharmaceuticals Inc., Harlan Labs and Catalent Pharma Solutions. Mr. Clark was named interim Chief Executive Officer of Harlan

Labs in December 2009. Mr. Clark received his BS in finance from University of Alabama and his MBA from Dartmouth College, Amos Tuck School.

        W. Brett Ingersoll has been a member of our board of directors since April 2005 and currently serves as chairman of the compensation committee. Mr. Ingersoll has served as senior managing director and co-head of private equity at Cerberus Capital Management, L.P. (hereinafter referred to as "Cerberus") since 2003. In addition to serving on the board of directors of our company, Mr. Ingersoll is also a member of the boards of directors of the following public companies: ACE Aviation Holdings (compensation and audit committees) and AerCap Holdings N.V. (nomination and compensation committee). Mr. Ingersoll received his BA in Economics from Brigham Young University and his MBA from Harvard Business School.

        James T. Lenehan has been a member of our board of directors since April 2005 and currently serves as chairman of the nominating and governance committee and also serves on the compliance committee. Since October 2004, Mr. Lenehan has also been a consultant for Cerberus. Prior to that, Mr. Lenehan served in a variety of positions at Johnson & Johnson from October 1976 until he retired as Vice Chairman in June 2004. In addition, Mr. Lenehan is a member of the board of directors of Medtronic Inc., and Aton Pharmaceuticals. Mr. Lenehan earned his BA in Economics from the University of Akron and his MBA from Northwestern University.

        Kenneth J. Martin has been a member of our board of directors since September 2007 and serves on our executive committee and as chairman of our audit committee. Prior to joining us, Mr. Martin served as Chief Financial Officer and Vice Chairman of Wyeth, a company engaged in the pharmaceuticals, consumer healthcare and animal health sectors, from April 2006 through June 2007. While an executive officer at Wyeth, Mr. Martin was a member of the management, law/regulatory review, operations, human resources and benefits and retirement committees. Prior to such time, Mr. Martin had served in a variety of other executive capacities at Wyeth, including Executive Vice President and Chief Financial Officer from June 2002 to April 2006. In addition to serving on the board of directors of our company, Mr. Martin is also a member of the board of directors and chairman of the audit committee of WABCO Holdings. He earned his BBA in Accounting from Hofstra University.

        Steven F. Mayer has been a member of our board of directors since April 2005 and currently serves on the executive committee. Mr. Mayer has been managing director of Cerberus California, LLC and predecessor entities since November 2002 and also serves as co-head of private equity at Cerberus. In addition to serving on the board of directors of our company, Mr. Mayer is also a member of the board of directors of BlueLinx Holdings, Inc. as well several privately held companies. Mr. Mayer received his AB from Princeton University and his JD from Harvard Law School.

        Dean J. Mitchell has been a member of our board of directors since December 2009 and currently serves on the compensation committee. Mr. Mitchell most recently served as president and CEO of Alpharma Inc. ("Alpharma"), a global specialty pharmaceutical company, and was also a member of its board of directors. Alpharma was acquired by King Pharmaceuticals, Inc. in December 2008, and he ceased to be a director of Alpharma in December 2008. Prior to his tenure at Alpharma, Mr. Mitchell was president, CEO, and a director of Guilford Pharmaceuticals Inc. from December 2004 until its acquisition by MGI Pharma Inc. in October 2005. Mr. Mitchell served on the board of MGI Pharma, Inc. following the acquisition until MGI Pharma, Inc. was acquired in January 2008. Mr. Mitchell was at Bristol-Myers Squibb from 2001 until 2004 in several roles, including president, international pharmaceuticals; president, U.S. primary care; and vice president, strategy. He also spent 15 years at GlaxoSmithKline and its predecessor companies, most recently as senior vice president, clinical development and product strategy, from 1999 to 2001, and prior to that as vice president and general manager of specialty divisions, strategic planning, and business development from 1995 to 1999. Mr. Mitchell has served on the board of directors of ISTA Pharmaceuticals since July 2004. He received his MBA from City University Business School (London, UK) and his B.Sc. in biology from Coventry University, UK.

        Ruedi E. Waeger, PhD has been a member of our board of directors since April 2005 and currently serves on the nominating and governance committee and as chairman of the compliance committee. Prior to coming to Talecris, Dr. Waeger was President and CEO of Aventis Behring LLC, a plasma therapeutics business, for more than five years prior to its acquisition by CSL Ltd. in 2004 to form ZLB Behring. Dr. Waeger has over 30 years of experience in the global pharmaceutical and therapeutic protein industry. Prior to that, Dr. Waeger was President and Chief Executive Officer of ZLB Central Laboratories and Blood Transfusion Service of the Swiss Red Cross. Dr. Waeger also serves on the compensation committee of the board of directors at Alexion Pharmaceuticals, Inc., a manufacturer of pharmaceuticals for the treatment of immunological and autoimmune diseases, and served on the board of Guidant Corp. until 2006. Dr. Waeger earned a PhD in Biochemistry from the Swiss Federal Institute of Technology.

Board Composition

        The company's Certificate of Incorporation provides for a "classified" board of directors consisting of three classes. The number of directors is currently fixed at ten, with three directors in each of Classes I and II and four directors in Class III. Mr. Stuart Auerbach, one of our directors, has decided not to seek reelection to our board when his term expires after our 2010 annual meeting. As a result, the size of our board will be reduced to nine directors, with two directors in Class I, three directors in Class II, and four directors in Class III.

Director Independence

        Our board of directors has affirmatively determined that each of Paul N. Clark, Kenneth J. Martin, Ruedi E. Waeger and Dean J. Mitchell are "independent," as defined by the current rules under the listing standards of The Nasdaq Stock Market and the applicable rules of the Securities and Exchange Commission.

        We do not currently have an obligation to ensure a majority of our directors are independent. We were a "Controlled Company" under Nasdaq Marketplace Rule 5615(c) until January 21, 2010 (given that, until that date, greater than 50% of our voting stock was held or controlled by Talecris Holdings, LLC). We currently have a majority of independent directors on our compensation committee and nominating and governance committee and under Nasdaq rules pertaining to the phase-in of corporate governance requirements for companies that cease to be "controlled companies," all directors on these committees and a majority of our board of directors will need to meet Nasdaq independence standards by January 21, 2011.

Compensation Committee Interlocks and Insider Participation

        No interlocking relationship exists, or in the past fiscal year has existed, between any member of our compensation committee and any member of any other company's board of directors or compensation committee. None of the members of our compensation committee has ever been our employee.

Compensation Discussion & Analysis

Compensation Objectives

        We design our owner-entrepreneur focused executive compensation policies and program with the goal of attracting, motivating and retaining the highest quality executives. We have historically constructed our executive compensation program and its various elements to reflect both market practices and our stockholders' interests, with executive management holding a significant equity stake through our long-term incentive plan.

        The primary objective of our overall executive compensation program is to provide balanced, comprehensive, competitive and cost-effective rewards in the short and long term. The compensation committee of our board of directors has designed and administered our executive compensation program with the following objectives in mind:

  •
  Compensation is performance-based:  A substantial portion of the total compensation opportunity should be variable and dependent upon our operating and financial performance against pre-established goals as approved by the compensation committee. We believe that an appropriate balance between base compensation and at-risk incentive compensation helps to ensure that our management is motivated to achieve our near-term and long-term goals and objectives, without materially affecting operating or financial risk or volatility.

  •
  Compensation is aligned with stockholder interests:  Our compensation program should align the interests of executives with the long-term interests of our stockholders by providing incentives to maximize the value of our company for our stockholders. Several components of our executive compensation vary with our results, aligning our executives' interests with those of our stockholders. All of our executive officers hold a significant equity stake in our company through ownership of stock options, restricted stock, and restricted stock units (whether vested or unvested).

  •
  Compensation supports the business strategy:  Our compensation program is designed to reinforce our underlying business strategy and objectives by rewarding successful achievement of our business goals. We design our executive compensation to provide incentives to executives to achieve strategic objectives in a manner consistent with our goals.

  •
  Compensation opportunities are market competitive and promote the retention of key executive officers:  Our compensation program is designed to attract experienced executives who are proven managers and consistently deliver operational and financial results, as well as retain our executive talent in a highly competitive market while managing costs.

General Executive Compensation Process

        Our compensation committee, which consists entirely of non-employee members of our board of directors, establishes total compensation opportunities (and each of the individual elements) for Lawrence D. Stern, our Chairman and Chief Executive Officer (our CEO). The compensation committee also approves the compensation of our other executive officers with input from our CEO. The compensation committee routinely meets in executive session (without the CEO or other officers present).

        The compensation committee considers and determines the compensation package for our CEO based on a consideration of individual performance, stockholder return and stockholder value. Upon consideration of these factors, the compensation committee determines the total compensation as well as the appropriate mix of the elements of compensation. Based on a consideration of individual performance and market data provided by third-party consultants, Hewitt, our CEO provides recommendations to the compensation committee for the compensation levels for all of our executive officers (other than himself) as well as our other executives. The compensation committee specifically approves all compensation for all of our executive officers as well as some other senior executives. Our compensation committee evaluates base salary, annual incentive awards and target long-term incentive (i.e., total compensation) relative to the market data provided by Hewitt. These compensation elements are evaluated individually and in total.

        In performing its duties, our compensation committee is assisted by Hewitt. The consultants assist the compensation committee in designing the company's compensation philosophy and assessing the competitiveness of the company's compensation program, and also assist with the preparation of this Compensation Discussion & Analysis. The consultants provide market data, including regular assessment of our relative position among a group of companies that they identify as a cross-section of U.S. biopharmaceutical companies (peer group companies). For compensation decisions made through the end of April 2009, our peer group companies were:

Amylin Pharmaceuticals Inc.	Forest Laboratories Inc.	Perrigo Co.
APP Pharmaceuticals Inc.	Imclone Systems Inc.	Sepracor Inc.
Barr Pharmaceuticals Inc.	King Pharmaceuticals Inc.	Valeant Pharmaceuticals Intl.
Biovail Corp.	K V Pharmaceutical Co.	Warner Chilcott Ltd.
Cephalon Inc.	Mylan Inc.	Watson Pharmaceuticals Inc.
Endo Pharmaceuticals Hldgs.	Par Pharmaceuticals Inc.

        This peer group was chosen because they are companies within our industry (biopharmaceutical) and because their data was available through published industry compensation surveys. One of the challenges for our compensation committee has been to collect relevant competitive data for private companies such as our company until our initial public offering on October 1, 2009.

        For compensation decisions made after April 2009, our peer group companies were:

Abbott Laboratories	Bristol-Myers Squibb Company	King Pharmaceuticals, Inc.
Alcon Laboratories	Catalent Pharma Solutions, Inc.	Medtronic, Inc.
Allergan, Inc.	Covidien	Merck & Co., Inc.
Alpharma Inc.	Edwards Lifesciences LLC	Pfizer Inc.
Amgen Inc.	Eli Lilly and Company	Sanofi Pasteur
Bausch & Lomb Incorporated	GlaxoSmithKline plc	Takeda Pharmaceuticals North America, Inc.
Baxter International Inc.	Hospira Inc.	Ventana Medical Systems, Inc.

        This peer group was chosen because they are companies within our industry (biopharmaceutical) and because their data was available through Hewitt. This peer company data was regressed to Talecris revenue size for comparison purposes. Due to the dynamic nature of the biopharmaceutical industry, the composition of our selected peer group companies may change over time.

        To further assist in our market analysis and design of competitive compensation programs, plans and policies, in 2009 we and the compensation committee also looked to two published industry compensation surveys, the Radford-Aon Life Sciences Compensation survey and the Hewitt TCM Pharma / Bio Group survey. In reviewing these published industry compensation surveys, the compensation committee reviewed only aggregate data and did not review data specific to any individual company.

        We consider all of these sources together, the peer group company data and the published industry compensation survey data, to be our "executive market data."

Elements of Compensation

        The primary elements of our executive compensation are:

          (1)   annual base salary,

          (2)   annual incentive award opportunity (under the Management Bonus Plan),

          (3)   long-term incentive compensation (stock options, restricted stock, restricted stock units and, in 2010, performance shares),

          (4)   special recognition bonus and special bonus, and

          (5)   contractual severance and change-of-control benefits.

        Our executives also receive certain other benefits that are available to most salaried employees, such as participation in general health, life and disability insurance plans, profit-sharing and 401(k) savings plans.

        We set base salary at a level that reflects the value an executive brings to our company on a day-to-day basis. The annual incentive award is designed to reward achievements during a given year, while long-term incentive compensation serves to drive performance that reflects stockholder interests and provides rewards commensurate with investor returns. The 2006 restricted stock and special recognition bonus awards recognized certain key executives' contributions to extraordinary value created since our inception. In addition, we recognize that it is possible that our company may be involved in a transaction involving a change of control, and that in the future this possibility could result in the departure or distraction of our executives to the detriment of our business. The compensation committee and our board of directors believe that the prospect of such a change of control would likely result in our executives facing uncertainties as to how the change of control might affect them. To allow our executives to focus solely on making decisions that are in the best interests of our stockholders in the event of a possible, threatened or pending change of control transaction, and to encourage them to remain with our company despite the possibility that the change of control might affect them adversely, we have given certain of our executive officers contractual change-of-control benefits. Severance and change-of-control benefits are also designed to provide some measure of financial security following termination of employment under certain defined circumstances. The compensation committee determines the appropriate mix of these elements.

        In setting compensation levels for the annual base salary and annual incentive compensation categories, we generally follow competitive practices among our peer group. Because of our history and circumstances, however, our long-term incentive and special recognition bonus compensation are implemented and managed to meet our specific needs and objectives. The percentage of total compensation allocated to base salary, annual incentive, long-term incentive and special recognition bonus awards varies by individual, and that individual determination is based on the responsibilities of the individual executive. As a general matter, however, we have targeted the median of market salaries and annual incentives and allocated a higher percentage of total executive compensation towards long-term incentive-based payments and special recognition awards than is typical of other companies in our peer group. In 2009, the compensation committee reviewed our executive compensation philosophy in light of our initial public offering and, with the intent of further aligning executive performance with stockholder return, decided to increase the performance-based nature of our compensation program by adding performance shares to the total compensation mix. The compensation committee also decided to modify our CEO's total compensation package to shift the focus of his compensation incentives to long-term incentives rather than annual incentives.

        For annual incentives, in 2009 and prior years the compensation committee used adjusted EBITDA and unlevered free cash flow and a set of specific business performance and strategic targets to determine awards for our executive management group, including our executive officers. For long-term incentive compensation, the compensation committee used adjusted EBITDA and unlevered free cash flow as the criteria for performance share vesting for the 2007 plan year and adjusted EBITDA alone for the 2008 and 2009 plan years.

        Adjusted EBITDA and unlevered cash flow are financial measures that are not defined by U.S. GAAP. A non-GAAP financial measure is a numerical measure of a company's financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in a comparable measure calculated and presented in accordance with GAAP in the statement of operations, such as net income, or the statement of cash flows, such as operating cash flow; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented. Certain items that we eliminate in calculating adjusted EBITDA have been significant to our business and are expected to recur in the future: (i) interest expense is a necessary element of our costs and is largely a function of our capital structure and reflects our debt levels, (ii) depreciation and amortization primarily result from the allocation of resources relative to investment decisions by our management and board of directors, (iii) income tax expense results from our performance and applying statutory tax rates in the jurisdiction in which we operate coupled with the application of income tax accounting guidance and tax planning strategies, (iv) non-cash compensation expense is expected to be a recurring component of our costs, although we expect that we will not grant share-based compensation in the same magnitude in the future, (v) expenses related to our special recognition bonuses are significant, and although we do not expect to grant bonuses in this magnitude in the future, bonuses will continue to be a key component of compensation to retain and attract employees, and (vi) expenses related to debt extinguishment represent a necessary element of our costs to the extent that we restructure our debt. We do not anticipate that charges with respect to certain other items, such as management fees and transition and unusual or non-recurring expenses, will recur in the future. Interest expense, income taxes, depreciation and amortization are typical exclusions from net income when calculating the non-GAAP financial measure EBITDA. Specifically, for 2009, the adjusted EBITDA measure was calculated from EBITDA by excluding management fees, non-cash share-based compensation expense, special recognition bonus expense, loss on disposals of equipment, retention bonus awards, loss on extinguishment of debt, asset impairment charges, net of recoveries, costs related to our initial public offering, and non-operating income associated with our investment in Centric Health Resources, Inc.

        We calculate unlevered free cash flow as cash flows from operating activities as presented on our consolidated statements of cash flows plus (i) interest paid and (ii) proceeds from disposals of fixed assets, minus capital expenditures.

        The compensation committee uses adjusted EBITDA as a financial performance objective because it is one of our primary financial performance measures used in the day to day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage our plants' production plans, and assess appropriate levels of sales and marketing initiatives. In 2009 and prior years, the compensation committee used unlevered free cash flow because it measures management's effectiveness in managing cash and the related impact on interest expense. In order to motivate top performance by our executives, we establish a target level for each of the various performance criteria that is high enough that there is no certainty it is achievable. The target level for any performance criterion changes from year to year. These target performance levels reflect challenges with respect to various factors such as sales volume and pricing, cost control, working capital management, plasma platform objectives, R&D objectives and sales and marketing objectives, among others. Our compensation committee has discretion to adjust the actual results related to the performance targets positively or negatively for items which, in the opinion of the compensation committee, were not reasonably within management's control. The compensation committee also evaluates the manner in which actual results were achieved to determine if unusual actions or risks were taken that would impact or manipulate the results.

        In addition to executive market data and corporate performance, the factors that our compensation committee utilizes in making its decisions on annual executive compensation also encompass the individual performance of our executive officers. At the beginning of each year, the compensation committee establishes the key financial and non-financial goals by which it will evaluate our company's and each executive officer's performance. At the end of the year, the compensation committee evaluates our performance and that of our CEO, along with the performance of our other executive officers. Each executive officer receives an individual performance rating based on achievement relative to his or her goals. The compensation committee then considers executive market data, company performance and individual performance ratings in determining whether to grant increases in base salary and annual bonus awards. Annual bonus award payments are adjusted (both up and down) based on individual performance. There is no pre-established weight assigned to any of these individual considerations.

        Our general practice for an executive who is new in his/her position is to establish base salary compensation at or below the market at the time of hire, moving toward the median of the market over time, with total annual cash compensation at market, and to increase the variable portion over the first several years in the position, assuming that performance warrants such increases. On occasion, when warranted by market conditions, we have paid median base and bonus levels and given an upside opportunity with an equity grant. This assures us that the new executive is deserving of market-level compensation prior to his/her actual receipt of such compensation. Other material increases in compensation generally relate to promotions or added responsibilities. In certain circumstances, at the discretion of the compensation committee, new executives may be paid at or above market rates.

        For all of our executive officers, we review total compensation, including base salary, annual bonus, long-term incentives and special recognition bonus, relative to the market in making the final determination of each compensation element.

        Salary.    Base salary provides an executive with basic compensation and reflects the value of the employee in the market as well as his or her historic contribution to our success. Our compensation committee generally reviews salaries for our executive officers on an annual basis. Since inception, based on such annual adjustments, we have not decreased base salary for any of our executive officers. As a guideline, we generally establish base salary at approximately the median compensation level for similarly situated positions within our peer group. The following chart illustrates how our executives' salaries compare to others in our peer group, or with other similarly situated companies using aggregate data in the published industry compensation surveys where our peer group alone did not provide sufficient data.

Title	Base Salary as Adjusted in 2009(2)	2009 Executive Market Data Median	Talecris versus Median after 2009 Adjustments
CEO	$950,000	$930,936	102%
CFO	$425,000	$472,600	90%
Executive VP, General Counsel & Secretary	$400,000	$434,100	92%
Executive VP Operations(1)	$375,000	$375,446	100%
Sr. VP & General Manager, U.S. Commercial Operations	$280,000	$322,471	87%
Average:			94%

(1)
Effective August 7, 2009, Ms. Kuhn was named our Executive Vice President, Operations. Prior to this date, she served as our Senior Vice President, Operations.

(2)
As a result of the compensation committee's analysis of executive market data conducted during 2009, the compensation committee approved the following base salary adjustments effective April 5, 2009: our Senior Vice President & General Manager, U.S. Commercial Operations from $250,000 to $280,000, and our Executive Vice President, Operations from $295,770 to $310,000. Effective September 6, 2009, the compensation committee approved a base salary adjustment for our CEO from $600,000 to $950,000; CFO from $375,000 to $425,000; Executive Vice President, General Counsel & Secretary from $350,000 to $400,000; and Executive Vice President, Operations from $310,000 to $375,000. There were no other salary adjustments made for our named executive officers during 2009.

        Our CEO's base salary is specified in his employment agreement. In determining whether to adjust our CEO's base salary, our compensation committee considers a number of factors, including data regarding salaries of similarly situated officers in the peer group, the scope of our CEO's responsibilities, individual performance and number of years spent in his current position. In making base salary recommendations to our compensation committee for other executives, our CEO and the compensation committee consider similar factors.

        Annual Incentive Plan (Non-Equity Based Management Bonus) and Supplemental Performance Bonus Compensation.    We use base salary to determine an executive's annual incentive award under the Management Bonus Plan, which we calculate by using a target multiple of base salary. Management Bonus Plan compensation is awarded based on achievement of our annual financial and strategic objectives. This annual incentive award ensures that a significant portion of each executive's compensation is directly tied to our performance in a given year, thereby providing significant financial incentives to executives to achieve our short-term financial and strategic objectives. The annual targets communicate to our executives the key accomplishments that the compensation committee wishes to reward and ensure that overall executive compensation is consistent with the level of achievement of our goals. We structure the annual incentive element to reward not only increased value for stockholders but also performance with respect to key operational factors and non-financial goals that we believe to be important to our long-term success that may not be immediately reflected in financial performance metrics such as adjusted EBITDA or unlevered free cash flow.

        Towards the start of the year (typically during the first quarter), our compensation committee determines the annual incentive program company performance targets for the coming year that must be met to fund the Management Bonus Plan. Two of the targets have consisted of consolidated adjusted EBITDA and unlevered free cash flow. In each year, we have been required to achieve at least 90% of one of these financial targets in order to fund the plan. After the end of each year, the compensation committee reviews our financial and strategic performance results, determines the dollar amount of the annual incentive available for all participants in the aggregate and determines the portion of that pool payable to each individual executive. These amounts reflect the various elements of performance, including numerical financial targets and individual goals tied to other performance criteria, as appropriate.

        All of our named executive officers are measured against the same company-wide financial and strategic goals as a factor in determining their annual incentives. In addition, our CEO reviews each of the other named executive officer's performance with the compensation committee and recommends a performance factor to be applied to each such executive's bonus. The compensation committee makes the same assessment for our CEO. Performance factors are based on an assessment of a named executive officer's leadership of his or her individual areas of responsibility, leadership within the company, contribution towards business results and contribution towards the achievement of strategic objectives. The compensation committee may apply positive or negative discretion to the payout amounts for any individual executive based upon the committee's subjective assessment of his or her individual performance. There is no specific weighting of individual performance factors in this assessment.

        Until September 5, 2009 our CEO's target annual bonus was 200% of his base salary. The annual bonus targets for our other named executive officers ranged from 50% to 75% of base salary effective as of January 1, 2009. As a part of a compensation review, the compensation committee adjusted the annual incentive targets of our named executive officers to approximate the median with respect to similarly situated executives, based on a review of our executive market data. Our CEO's annual incentive opportunity was adjusted so that as of September 6, 2009 and going forward, our CEO's target bonus is 100% of his base salary (while revising the base salary as described above). Effective September 6, 2009, the compensation committee adjusted the bonus targets for our named executive officers other than our CEO to a range of 65% to 80% of base salary.

        The financial targets used for 2009 annual incentives were $365.1 million of adjusted EBITDA, $139.1 million of unlevered free cash flow and the U.S. strategic targets related to reduced operating expenses, improved plasma operations efficiency, product development, governance and compliance activities.

        The actual adjusted EBITDA and unlevered free cash flow used in the determination of the 2009 Management Bonus pool were $446.1 million and $233.5 million, respectively. While the financial targets were exceeded, resulting in the plan being funded, the compensation committee decreased the adjusted EBITDA result and unlevered free cash flow metrics by approximately 19% due to certain items, including the CSL merger termination, impact of foreign exchange rates, our initial public offering and our bond offering, which were deemed to be either outside of management's control or one-time events.

        Our compensation committee also reviewed our 2009 corporate performance in relation to the following U.S. strategic targets. While most of these strategic targets are numerically quantifiable, some of the research and development milestones were evaluated based on whether they were met, partially met, not met or exceeded, as noted below.

  •
  Plasma Cost Reduction: This goal was weighted at 10% and was payable at 13.8% (138% of target), due to the 2009 average cost per liter being $10.75 ahead of target and 2009 TPR corporate spending being $6.1 million ahead of target.

  •
  Chronic Inflammatory Demyelinating Polyneuropathy ("CIDP") Launch: This goal was weighted at 5% and was payable at 2% (40% of target) due to the increase in Gamunex market share in CIDP and the sales call plan being achieved, but the overall U.S. Gamunex volume not being achieved.

  •
  Prolastin Growth and European Reimbursement: This goal was weighted at 10% and payable at 3% (30% of target). While the number of new patients initiating Prolastin therapy grew, reimbursement was not achieved in at least two additional European Union countries.

  •
  R & D Milestones: This goal was weighted at 5% and payable at 4.5% (90% of target) due to meeting the recombinant Alpha-1 preliminary pharmacokinetics studies, Alpha-1 aerosol Investigational New Drug Application and Investigational Medicinal Product Dossier submission, supplemental Biologics License Application for Gamunex subcutaneous submission. The goal of completing a cohort for Plasmin acute Peripheral Arterial Occlusion was exceeded, however a plasma-derived Plasmin stroke Phase I safety trial was not initiated.

        Factoring results versus each performance target, the compensation committee decided to set the funding level for executive bonuses at 125% of target. In determining the bonus pool funding percentage, every percentage point above 100% target achievement of financial goals results in an addition of approximately 2.5% to the bonus pool funding. As illustrated by the chart below, this funding level was determined based on the following considerations: approximately 41% of this amount reflects our generation of 101% of our target 2009 adjusted EBITDA; approximately 61% reflects our achievement of 146% of our target 2009 unlevered free cash flow; approximately 23% reflects our achievement of 78% of U.S. strategic targets.

Performance Goals	Bonus Pool Weighting	Target Achievement Percentage	Bonus Pool Funding Percentage
Adjusted EBITDA	40%	101%	41%
Unlevered Free Cash Flow	30%	146%	61%
U.S. Strategic Targets	30%	78%	23%

        Under the 2009 Management Bonus Plan, the annual incentive awards are paid in a single lump sum in the first quarter of the calendar year following the year in which they are earned. In 2010, the annual incentive bonus amounts for 2009 were determined by our compensation committee based upon a consideration of the company's achievement of its financial and strategic targets as mentioned above, and after factoring in the compensation committee's subjective assessment of the named executive officers' individual performance, expressed as an individual performance factor. With respect to the named executive officers other than the CEO, our CEO's recommendation was considered by the compensation committee in making its assessment of individual performance. The target bonuses and the actual annual incentive awards paid to each named executive officer in 2010 for services performed in 2009 are illustrated on the following chart. The individual performance factor applied for Messrs. Stern, Hanson, Gaither and Perkins was 110%, due to their efforts in our initial public offering and bond offering, and the individual performance factor for Ms. Kuhn was 100% due to the achievement of her performance objectives.

	Target Bonus % of Base Salary thru September 5, 2009	Target Bonus % of Base Salary, effective September 6, 2009	Annual Incentive Award
Lawrence D. Stern	200%	100%	$1,539,812
John M. Hanson	75%	80%	$423,173
John F. Gaither, Jr.	65%	75%	$352,786
Mary J. Kuhn	60%	75%	$272,683
John R. Perkins	50%	65%	$209,704

        Long-Term Incentive Compensation (Stock Options, Restricted Stock, Restricted Stock Units and Performance Shares).    We design the long-term incentive component of our executive compensation to align the interests of executives and stockholders. We do this by connecting stockholder return and long-term compensation, thereby motivating executives to achieve long-range goals that directly benefit our stockholders.

        Until our initial public offering, our compensation committee had determined that the grant of stock options pursuant to our 2005 Stock Option and Incentive Plan and restricted stock pursuant to our 2006 Restricted Stock Plan served as an effective means of achieving these goals. Our 2005 Stock Option and Incentive Plan utilized performance-based vesting criteria (in addition to service based criteria) as a means of aligning the interests of our management and our stockholders. During the third quarter of 2007, the compensation committee approved an amendment to option awards granted under our 2005 Stock Option and Incentive Plan in which the percentage of options vesting based on service was changed from 35% to 65% and the percentage of options that vest based on performance was changed from 65% to 35% for options scheduled to vest on April 1 of 2009 and 2010.

        In December 2006, our compensation committee approved the creation of our 2006 Restricted Stock Plan. As with our 2005 Stock Option and Incentive Plan, awards of restricted shares, restricted share units and unrestricted shares pursuant to our 2006 Restricted Stock Plan were designed to provide long-term incentive compensation and thereby align the interests of our executives and stockholders. Because the value of restricted awards is linked to the performance of our common stock and is dependent on achievement of vesting conditions, we believe that they are an effective means of motivating executives to perform in the best interest of our stockholders. We feel that recognition of their contributions through programs such as these motivate our executives to continue to contribute in a similar manner to the success of our company.

        The 2005 Stock Option and Incentive Plan and 2006 Restricted Stock Plan were terminated in connection with our initial public offering on October 1, 2009. These plans were replaced by the 2009 Long-Term Incentive Plan, which was adopted by our board of directors on August 7, 2009. The termination of these plans did not affect outstanding awards, but no new awards may be granted under these plans. The only long-term incentive awards granted to our named executive officers in 2009 were made in connection with our initial public offering under the 2009 Long-Term Incentive Plan.

        In connection with our initial public offering, the compensation committee reviewed the long-term incentive packages of our executive officers and approved grants of restricted stock unit awards, option awards and performance shares as the best means of providing long-term incentives. The restricted stock unit and option awards were granted effective upon the offering, and the performance share awards were made on March 8, 2010, during the normal grant cycle. The total value of these two grants combined is equivalent to that of a normal annual grant. These awards are designed to reward performance over an extended period of time, align the interests of the executives with the long-term interests of our stockholders, assist the company in retaining talented executives, and create a "portfolio approach" to our senior executives' compensation packages, balancing short and long-term incentives and further promoting company stock ownership.

        In connection with our initial public offering, we also provided a nominal one-time grant of 138,825 restricted stock units to certain employees who would not normally participate in our long-term incentive plans. As a result, we granted a total of 597,713 stock options and 483,100 restricted stock units in connection with the offering.

        As with the options granted under our prior plan, we believe that stock options ensure financial alignment of our executives' interests with those of our stockholders, rewarding performance that results in increased company equity value and promoting stock ownership. Generally, the stock options vest annually over a period of three years measured beginning with the April 1 following the grant date (one-third each year), so long as the executive remains in continuous service with the company (subject to post-retirement vesting in the event of an executive's qualifying retirement and in the absence of certain post-retirement employment elsewhere).

        Restricted stock unit awards give the holder the right to receive a share of company stock for each vested unit, and are granted to create a sense of ownership in the company, to reward performance, and also to promote retention by providing full value equity compensation rather than solely granting stock options. Generally, the restricted stock units vest annually over a period of three years measured beginning with the April 1 following the grant date (one-third each year), so long as the executive remains in continuous service with the company (subject to post-retirement vesting in the event of an executive's qualifying retirement and in the absence of certain post-retirement employment elsewhere). Upon vesting, the restricted stock units are settled by issuance of one share of company common stock per unit.

        Performance shares are awards that vest based on achievement of pre-established objective performance goals, including, but not limited to, sales, revenue, earnings per share, cash flow (unlevered cash flow or free cash flow), EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EBITDA, debt repayment, return on assets, return on equity or total stockholder return. For performance awards, the compensation committee will establish a performance period and the performance targets for each performance measure that must be achieved at the end of the performance period for awards to vest. The number of shares provided upon the vesting of the performance awards varies based on actual performance in a year relative to a defined minimum and maximum adjusted EBITDA target for that year. The performance shares granted on March 8, 2010, will vest on the April 1 following each measurement year in three installments based on earnings per share achieved in 2010, 2011, and 2012.

        All awards to executives are made by our compensation committee. The equity grant level for each executive is determined solely at the discretion of our compensation committee and is based largely on the salary grade of the executive, his or her date of hire and the amount of equity that is typically provided to employees at that level based on our reference to the executive market data provided by Hewitt. To a lesser extent, the compensation committee may adjust the grant based on market considerations or circumstances particular to a newly hired executive. For our CEO, the compensation committee also evaluates the targeted long-term incentive award relative to stockholder return and stockholder value, and for other executives, our CEO provides recommendations to the compensation committee for their review and approval. The long-term incentive grants made in connection with our initial public offering, in the aggregate, are intended to approximate the 60th percentile of equity award value for similar positions as determined by reference to our executive market data, adjusted by the compensation committee for each executive to reflect the other above-mentioned considerations.

        As a result of this analysis, in connection with our initial public offering, the compensation committee made the following grants of restricted stock units, options and performance shares to our named executive officers, expressed in dollar value.

	Stock Option Awards(1)	Restricted Stock Unit Awards(1)	Performance Shares(2)	Total
Lawrence D. Stern	$861,970	$861,954	$1,723,919	$3,447,843
John M. Hanson	$337,496	$337,497	$424,995	$1,099,988
John F. Gaither, Jr.	$249,997	$249,983	$349,989	$849,969
Mary J. Kuhn	$174,997	$174,990	$349,989	$699,976
John R. Perkins	$112,495	$112,499	$349,989	$574,983

(1)
Based on the dollar values determined by the compensation committee, we granted the following number of restricted stock units and options to purchase shares to our named executive officers in connection with our offering: Mr. Stern, 45,366 restricted stock units and options to purchase 90,070 shares; Mr. Hanson, 17,763 restricted stock units and options to purchase 35,266 shares; Mr. Gaither, 13,157 restricted stock units and options to purchase 26,123 shares; Ms. Kuhn, 9,210 restricted stock units and options to purchase 18,286 shares; and Mr. Perkins, 5,921 restricted stock units and options to purchase 11,755 shares. The number of restricted stock units was determined based on a grant price of $19.00, the initial public offering price, and the number of stock options was determined based on the fair value of $9.57 determined under FASB ASC Topic 718 using a Black-Scholes model.

(2)
The number of shares to settle the performance award was calculated using the fair value of the shares at the time of grant, assuming achievement of a performance goal with potential for additional 25% upside and 100% downside. The shares calculated for the performance awards reflect the dollar performance target divided by the grant price. Based on the grant price of $21.51, the closing price of our common stock as reported by the Nasdaq Global Select Market on March 8, 2010, we granted the following number of performance shares to our named executive officers: Mr. Stern, 80,145 performance shares; Mr. Hanson, 19,758 performance shares; Mr. Gaither, 16,271 performance shares; Ms. Kuhn, 16,271 performance shares; and Mr. Perkins, 16,271 performance shares.

2006 Special Recognition Bonus Plan; Restricted Share and Special Recognition Awards; Additional Special Bonus

2006 Special Recognition Bonus Plan

        Effective October 1, 2006, our compensation committee approved the creation of our Special Recognition Bonus Plan, an unfunded, non-qualified retirement plan (as defined in the Internal Revenue Code of 1986, as amended (the Code)) and an unfunded deferred compensation plan for purposes of the Employee Retirement Income Security Act of 1974 (ERISA) as a means of recognizing the performance of a group of our senior executives, including all of our executive officers and to protect them in case of a change of control event as described in the plan. Awards that have been granted under this plan were designed to reward past performance and have been provided to executives in recognition of the extraordinary value realized by our company and our stockholders due to the efforts of such executives during the period since the inception of our operating activities on April 1, 2005, through the date of the award. The compensation committee viewed the increase in the company's enterprise value as largely attributable to management's performance in effectuating an extremely complicated transition from a division of Bayer to a standalone company and in achieving operational efficiencies that markedly improved the company's gross margin. The compensation committee was also of the view that the stockholders and management should stand "shoulder-to-shoulder" in benefiting from the past performance that resulted in the increase in company value since inception. The compensation committee determined that the level of duties and responsibilities for each participant was, in general, correlated with the level of equity participation granted to each executive in the form of stock options. To appropriately recognize executives' performance in creating stockholder value, the amount of the bonuses were determined by reference to the diminution in value of the stock options granted to management resulting from the extraordinary dividends paid to stockholders. In general, amounts awarded under the Special Recognition Bonus Plan in October 2006 were determined by multiplying the number of options granted to each eligible employee by the diminution in per share value resulting from the December 2005 extraordinary dividends. The per share diminution in value was determined by dividing the amount of the dividend payment by the total number of shares that would be outstanding assuming that all convertible instruments held by the stockholders were converted into common stock. Pursuant to this Plan, our CEO was awarded a cash payment of $855,330 in October 2006. Our other named executive officers as a group were awarded cash payments under the Plan totaling $180,920 in October 2006. The October 2006 award was paid 20% in each of October 2006, March 2007, March 2008, and March 2009, and the remaining 20% will be paid March of 2010. In order to receive future cash payments, an executive must be actively employed or be a Key Person, as defined in our 2005 Stock Option and Incentive Plan, at the time of payment (other than in the case of death or disability), thereby helping to ensure the alignment of the awardees' interests with those of our company and our stockholders.

2006 Restricted Share and Special Recognition Awards

        In furtherance of the goals that underlie both the 2006 Restricted Stock Plan and the Special Recognition Bonus Plan, we granted, in December 2006, an award of cash and restricted shares (and for our CEO, also unrestricted shares) to various employees and directors (including our executive officers) in recognition of the outstanding contributions of such individuals to our success from our inception through the grant date. The cash portion of the December 2006 award was made pursuant to the Special Recognition Bonus Plan.

        The December 2006 second award under the Special Recognition Bonus Plan was calculated by taking into account the diminution in value resulting from the December 2006 extraordinary dividend paid to our stockholders. The total amount of the award was granted on the same basis and was determined using the same methodology as the October 2006 award under the Special Recognition Bonus Plan, referencing the diminution in value of stock options resulting from the December 2006 extraordinary dividend, with the exception that the total award made under the plan was reduced by the fair value of shares granted under the 2006 Restricted Stock Plan. Thus, with respect to the total December 2006 award 40% was paid in cash in December 2006, installments of 10% each were paid in cash in March of 2008 and 2009, and the final installment of 10% will be paid in cash in March of 2010 from the irrevocable trust established to hold the plan's funds, and restricted shares equal to 30% of the diminution in value were issued vesting ratably in 2008, 2009 and 2010. The number of restricted shares granted was determined by reference to the fair value of our common stock at December 2006. In the case of certain eligible employees who commenced employment with us after inception, the award amounts were reduced generally on a pro-rata basis using the ratio of the number of months employed by us to the number of months from inception to the date of the bonus. Pursuant to this award, our CEO received a cash payment of $7,978,319 in December 2006, as well as 305,232 shares of restricted stock and 360,000 shares of unrestricted stock. Our other named executive officers as a group received aggregate cash payments and restricted stock awards totaling $4,239,838 and 289,048 shares, respectively. In order to receive the future installments of cash or restricted stock, an executive must be actively employed at the time of vesting or payment.

Additional Special Bonus

        In keeping with the rationale that underlies our Special Recognition Bonus Plan, we have also made a similar special bonus award to John R. Perkins, our Senior Vice President and General Manager, Portfolio Management and U.S. Business (named Executive Vice President, Global Commercial Operations, effective May 27, 2010), in recognition of the extraordinary value realized by our company and stockholders due, in part, to his efforts. Mr. Perkins, as an eligible participant in our company's long-term incentive plan, was to receive a stock option grant. In recognition of support he provided our company in 2005, one-fifth of these options were to vest on April 1, 2006. At the time Mr. Perkins joined Talecris, the most recent fair market value of our stock was $1.39 per share. We granted stock options to Mr. Perkins on December 6, 2006, on which date the fair market value of our stock was $11.00 per share, and the option award was granted with a four year vesting schedule that was inconsistent with the terms per Mr. Perkins' offer letter. Because of this, on February 13, 2007 our compensation committee granted a special bonus to him to compensate him for the value he would have received if his option grant was awarded in accordance with his employment offer letter. The terms of the special bonus were dependent upon the value of our common stock and were later amended by our compensation committee on April 1, 2008. Under the special bonus arrangement, the maximum bonus amount is $2,026,820, to be paid over three years beginning in 2008. On April 11, 2008, Mr. Perkins was paid $596,527 of his special bonus (2008 Payment). The terms of the special bonus specified that on March 15 of each of 2009 and 2010, the fair market value per share of our stock on those dates will be compared to $11.00 per share, and if the fair market value on those dates exceeds $11.00, we will pay Mr. Perkins a cash lump sum as soon as practicable after each of March 15, 2009 and 2010. On March 15, 2009, the fair market value per share of our stock was determined to be $16.63 per share (based on a December 31, 2008 appraisal of our company), and as it was greater than $11.00 per share, in accordance with the special bonus arrangement, we paid $675,607 to Mr. Perkins (2009 Payment). On the earlier of March 15, 2010, or a change in control, we will pay Mr. Perkins an amount calculated in accordance with the following formula (but Mr. Perkins shall not have to repay any amounts to us should the formula result in a negative number): 210,880 options multiplied by the difference of (1) the excess of the fair market value of our stock on March 15, 2010 (or $11.00, which ever is less) over $1.39 per share, and (2) the sum of 2008 Payment and 2009 Payment. In order to receive the future special bonus payments, Mr. Perkins must remain a "Key Person," as defined in our 2005 Stock Option and Incentive Plan, at the time of payment.

        Other Compensation.    We structure our other compensation to provide competitive benefit packages to employees, including our executives. We try to structure our benefit programs to be comparable to those offered by industry peers. We offer certain perquisites and other personal benefits to senior executives, primarily consisting of housing and relocation expenses as well as the severance and change in control benefits described below. We tie these benefits to competitive practices in the market, a practice the compensation committee believes enables us to attract and retain executives with the talents and skill sets we require.

        We offer certain other benefits, such as a portion of health insurance premiums, to all U.S. based salaried employees. We also compensate all salaried employees by matching their contributions to our 401(k) plan, the Talecris Biotherapeutics Holdings Corp. Employee Savings Plan (the Talecris Savings Plan, or the TSP). In accordance with the TSP, we provide a 100% match on the first 3% of employee contributions and a 50% match on the next 2% of employee contributions, up to specified levels and as limited under the Code. As an additional annual performance-based incentive, we may deposit an amount equal to up to 3% of each eligible employee's annual compensation, subject to the IRS limitation on eligible compensation (which was $245,000 in 2009), into the employee's 401(k) account as a profit sharing contribution. For 2009, a profit sharing contribution of 2% was awarded based on the company achieving 101-105% of its adjusted EBITDA goal. To pay a maximum contribution of 3% the company had to achieve over 110% of its adjusted EBITDA goal for 2009. No contribution is made if the company achieves less than 90% of its goal. All contributions may be adjusted at the discretion of the compensation committee.

        We offer the Supplemental Savings Plan (the SSP) to provide highly compensated employees, whose contributions to the TSP are limited under the Code, with supplemental benefits to make up for such Code-imposed limitations. The SSP is an unfunded, nonqualified deferred compensation plan for the executive officers and a small group of other senior management employees. Because this plan is unfunded, participants receive benefits only if we have the financial resources to make the payments when due. The compensation committee believes benefits such as this nonqualified supplemental plan are commonly extended to executives at other companies, and by offering these benefits we remain competitive in the market for qualified senior-level executive talent.

        Retirement Benefits.    Beyond the TSP and the SSP, we offer no retirement benefits. Our compensation committee believes that this approach to sharing retirement planning obligations with our employees, including executives, is generally consistent with that taken by companies in our peer group. Specifically, companies are increasingly shifting from defined benefit plans to defined contribution plans such as company-sponsored 401(k) plans. We believe that responsible companies engage their executives and other employees as partners in preparing for retirement, for example by offering robust investment choices, opportunities for training, company matching of employee contributions and deposit of profit sharing proceeds directly into employee 401(k) accounts.

        Severance and Change in Control Agreements.    In 2008, we adopted a Code Section 409A-compliant severance plan for our named executive officers. Code Section 409A and its underlying regulations and guidance generally govern the structure of nonqualified deferred compensation arrangements, with a few exemptions. For Messrs. Stern, Hanson and Gaither, the 409A-compliant severance provisions are incorporated into their employment agreements and provide that if the executive's employment is terminated as a result of various scenarios, including for Cause or without Good Reason, without Cause or for Good Reason and Death or Disability, the executive will receive the benefits specified in their employment agreement. Ms. Kuhn and Mr. Perkins have individual 409A-compliant severance agreements, which provide that if their employment is terminated without Cause or for Good Reason, they will receive the benefits specified in their severance agreement. We also provide change in control benefits to a limited number of executives to ensure that they work to secure the best outcome for stockholders in the event of a possible change in control, even if it means that they lose their jobs as a result. These agreements are described below under the heading "—Potential Payments Upon Termination or Change in Control."

        The compensation committee gives careful attention to all aspects of executive compensation and for the reasons discussed above remains confident that our executive compensation program satisfies our objectives.

Internal Pay Equity

        The compensation committee has reviewed the disparity in the level of compensation between Mr. Stern and our other named executive officers. The committee decided that this disparity was appropriate due to Mr. Stern's responsibility as CEO for the overall management and strategic leadership of the company and his importance to our success in the complicated transition of our company from a division of Bayer to a stand-alone company. Since our separation from Bayer, Mr. Stern's management has led our achievement of operational efficiencies that have markedly improved the company's gross margins.

Option Grant Practices

        Prior to our initial public offering, we generally determined executive equity- based incentive compensation awards at the first regularly scheduled compensation committee meeting following employment of option-eligible employees, after the compensation committee carefully considered factors it believed to be appropriate and estimated the fair value of the common stock on the grant date. As a rule, our compensation committee grants options:

  •
  with a grant effective date as of the date of the compensation committee's approval of the option grant; and

  •
  with the exercise price at least equal to fair market value as of the date of the grant.

        In the future, we intend to grant equity-based compensation awards twice annually, following the March and September meetings of our compensation committee.

Tax and Accounting Considerations

        All elements of compensation, including salaries, generate charges to earnings under accounting principles generally accepted in the United States (U.S. GAAP). We generally do not adjust compensation components based on accounting factors. With respect to tax treatment, we consider the tax effect of types of compensation. We also consider the impact of Section 162(m) of the Code on compensation decisions. Section 162(m) denies a deduction for remuneration paid to a named executive officer to the extent that it exceeds $1,000,000 for the taxable year, except to the extent that such excess amount meets the definition of "performance-based compensation." A large portion of long-term incentive compensation is provided through stock options, which are considered "performance-based." Additionally, our annual incentive Management Bonus Plan is structured to meet the criteria for performance-based compensation; it is possible, however, that payments under the Management Bonus Plan could fail to meet the requirements for performance-based compensation. Certain programs related to special recognition bonuses providing for deferred payments in 2010 as well as grants of restricted stock do not meet the criteria for "performance-based compensation." As such, it is possible that total remuneration with respect to a named executive for a taxable year may exceed the $1,000,000 deduction limitation.

        The American Jobs Creation Act of 2004 enacted Section 409A of the Code, changing the tax rules applicable to nonqualified deferred compensation arrangements. We believe that we are operating in good faith compliance with the statutory provisions that became effective on January 1, 2005.

        We have no policy addressing recovery of previously granted performance-based awards to the extent financial results underlying those awards are restated, but that situation has never arisen. If it does occur, our compensation committee would determine the appropriate action under the circumstances. The 2009 Long Term Incentive Plan provides that unless otherwise specifically provided in an award agreement and to the extent permitted by applicable law, the compensation committee may require that each recipient of an award agree to reimburse us for all or any portion of any awards granted under the 2009 Long Term Incentive Plan if the granting, vesting, or payment of the award within a period of three years was predicated upon the achievement of financial results or other performance criteria and the participant either benefited from a calculation that later proves to be materially inaccurate or engaged in material acts of fraud or misconduct that caused the need for a financial restatement by us and these events affected the award. No awards agreements have provided otherwise.

Stock Ownership Guidelines

        We have not established specific guidelines for ownership of stock by management. Our compensation committee believes that our 2005 Stock Option and Incentive Plan and the 2006 Restricted Stock Plan, and now our 2009 Long-Term Incentive Plan provide significant and sufficient management alignment with the interests of our stockholders. All directors who are not employees of the company or of Cerberus or Ampersand are expected to beneficially own by the end of their third year in office common stock of the company having a value of at least 20 times the quarterly retainer for directors.

Executive Employment Agreements

        Talecris developed employment agreements for its executive team to help retain executive talent, by providing the executives with assurances that they would have some protection if the company's short-term goals were not met. With the company being private and there being no way for the executives to monetize the long-term equity incentive components of the plan, employment agreements like those of similar companies were provided.

        We have executive employment agreements with Lawrence D. Stern, our CEO, John M. Hanson, our Executive Vice President and Chief Financial Officer, and John F. Gaither, Jr., our Executive Vice President, General Counsel and Secretary. For most other employees, including other executive officers, the terms of employment are specified in formal offer letters which are generally extended to employees prior to the commencement of employment. We have written employment arrangements with Mary J. Kuhn, our Executive Vice President, Operations, and John R. Perkins, our Senior Vice

President and General Manager, Portfolio Management and U.S. Business (named Executive Vice President, Global Commercial Operations, effective May 27, 2010). Messrs. Stern, Hanson, Gaither and Perkins, Ms. Kuhn and a number of our executives are entitled to severance, in varying amounts, upon termination of their employment. The material terms of these agreements with our named executive officers are described below under the heading "—Employment Agreements."

Executive Compensation

Summary Compensation Table

        The following summary compensation table sets forth the total compensation paid or accrued for the years ended December 31, 2009, 2008 and 2007 to our CEO and our other most highly compensated executive officers who were serving as executive officers on December 31, 2009. We refer to these officers as our "named executive officers."

2009 Summary Compensation Table

Name and Principal Position(1)	Year	Salary ($)(2)	Bonus ($)(3)	Stock Awards ($)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)(6)(7)	All Other Compensation ($)(8)	Total ($)
Lawrence D. Stern,	2009	$730,767	—	$861,954	$861,970	$1,628,357	$292,235	$4,375,283
Chairman and Chief	2008	$599,997	—	—	—	$1,964,157	$221,360	$2,785,514
Executive Officer	2007	$579,487	—	$15,861,000	$23,491,440	$1,039,277	$83,203	$41,054,407
John M. Hanson,	2009	$404,808	—	$337,497	$337,496	$452,688	$44,836	$1,577,325
Executive Vice President	2008	$341,873	—	—	$114,505	$407,919	$43,362	$907,659
and Chief Financial Officer	2007	$334,750	—	—	—	$242,926	$123,467	$701,143
John F. Gaither, Jr.,	2009	$378,846	—	$249,983	$249,997	$355,474	$59,575	$1,293,875
Executive Vice President,	2008	$328,198	—	—	$1,824,438	$320,725	$81,773	$2,555,134
General Counsel and	—	—	—	—	—	—	—	—
Secretary
Mary J. Kuhn,	2009	$337,545	—	$174,990	$174,997	$309,577	$37,200	$1,034,309
Executive Vice President,	2008	$295,770	—	—	—	$287,399	$33,959	$617,128
Operations	2007	$294,018	—	—	—	$141,157	$33,530	$468,705
John R. Perkins,	2009	$281,539	$675,607	$112,499	$112,495	$224,461	$162,896	$1,569,497
Senior Vice President and	2008	$246,922	$596,527	—	$229,010	$204,959	$162,275	$1,439,693
General Manager,	2007	$240,000	$156,000	—	—	$91,463	$76,275	$563,738
Portfolio Management and U.S. Business

(1)
Effective August 7, 2009, Mary J. Kuhn was named our Executive Vice President Operations; previously, she served as our Senior Vice President, Operations. Effective February 25, 2008, John R. Perkins was named our Senior Vice President and General Manager, Portfolio Management and U.S. Business; prior to such time (and during the entirety of the 2007 fiscal year), he served as our Vice President and General Manager, U.S. Commercial Operations. Mr. Gaither was not a named executive officer for 2007; therefore, only 2008 and 2009 information is provided.

(2)
Includes amounts deferred from salary, at the election of the named executive officers, pursuant to the Talecris Savings Plan and Supplemental Savings Plan. The total of such deferred amounts, for each of the named executive officers in 2009 was as follows: Mr. Stern, $45,981; Mr. Hanson, $28,077; Mr. Gaither, $19,983; Ms. Kuhn, $154,547; and Mr. Perkins, $21,712. The total of such deferred amounts in 2008 was as follows: Mr. Stern, $108,846; Mr. Hanson, $37,406; Mr. Gaither, $15,626; Ms. Kuhn, $130,480; and Mr. Perkins, $46,615. The total of such deferred amounts in 2007 was as follows: Mr. Stern, $90,846; Mr. Hanson, $53,431; Ms. Kuhn, $53,239; and Mr. Perkins, $43,200. The deferred portions are also shown in the Nonqualified Deferred Compensation Table.

(3)
For Mr. Perkins in 2009, this amount represents the second cash payment pursuant to a special bonus arrangement granted to Mr. Perkins on February 13, 2007, as amended by the compensation committee on April 1, 2008. For a description of the terms of the special bonus arrangement, see "—Elements of Compensation—Additional Special Bonus" under the Compensation Discussion & Analysis above. This amount includes $33,780 of compensation that was deferred, at Mr. Perkins' election, pursuant to the Supplemental Savings Plan. In 2008, this amount represents the first cash payment under the special bonus arrangement. This amount includes $119,305 of compensation that was deferred, at Mr. Perkins' election, pursuant to the Supplemental Savings Plan. In 2007, this amount represents a one-time cash payment pursuant to Mr. Perkins' employment offer. This amount includes $28,080 of compensation that was deferred, at his election, pursuant to the Supplemental Savings Plan. The portions deferred into the Supplemental Savings Plan are also shown in the Nonqualified Deferred Compensation Table.

(4)
The amounts in this column were calculated based on the grant date fair value of our common stock, in accordance with FASB ASC Topic 718. For 2009, the amounts in this column reflect grants of restricted stock units made on September 30, 2009 at the fair value of $19.00 per share, to Mr. Stern for 45,366 shares; to Mr. Hanson for 17,763 shares; to Mr. Gaither for 13,157 shares; to Ms. Kuhn for 9,210 shares; and to Mr. Perkins for 5,921 shares. In addition, Mr. Stern was granted 746,400 restricted shares on July 25, 2007 at the fair value of $21.25.

(5)
The amounts in this column were calculated based on the grant date fair value of stock options computed using the Black-Scholes model, in accordance with FASB ASC Topic 718. For additional information regarding the assumptions used in determining fair value using the Black-Scholes pricing model, see Note 17, "Share-Based Compensation," to our audited consolidated financial statements included in our Form 10-K for the year ended December 31, 2009. The value of performance-based awards was calculated based on probable outcome of the performance conditions as of the date of grant.

For 2009, the amounts in this column reflect grants made on September 30, 2009 at the fair value of $9.57 per option, to Mr. Stern for 90,070 options; to Mr. Hanson for 35,266 options; to Mr. Gaither for 26,123 options; to Ms. Kuhn for 18,286 options; and to Mr. Perkins for 11,755 options. For 2008, the amounts in this column reflect grants made on April 1, 2008 at the fair value of $4.35 per option, to Mr. Hanson for 26,360 options; to Mr. Gaither for 420,000 options; and to Mr. Perkins for 52,720 options. In 2007, Mr. Stern was granted 2,016,000 options on July 25, 2007 at the fair value of $11.65 per option.

(6)
In 2009, the amounts in the Non-Equity Incentive Plan Compensation column reflect the sum of (i) amounts earned during 2009 under the Management Bonus Plan, for which all amounts were paid in March 2010 in accordance with the plan (with a portion of the 2010 payment contributed to the named executive officers' accounts in the Talecris Savings Plan and Supplemental Savings Plan), and (ii) interest earned during 2009 on a portion of the funds from our December 6, 2006 cash recognition award, made pursuant to the Special Recognition Bonus Plan, which are held in an irrevocable trust.

In 2008, the amounts in the Non-Equity Incentive Plan Compensation column reflect the sum of (i) amounts earned during 2008 under the Management Bonus Plan, for which all amounts were paid in 2009 in accordance with the plan (with a portion of the 2009 payment contributed to the named executive officers' accounts in the Talecris Savings Plan and Supplemental Savings Plan), and (ii) interest earned during 2008 on a portion of the funds from our December 6, 2006 cash recognition award, made pursuant to the Special Recognition Bonus Plan, which are held in an irrevocable trust.

In 2007, the amounts reflect the sum of (i) amounts earned during 2007 under the Management Bonus Plan, for which all amounts were deferred for payment in 2008 and 2009 in accordance with the plan (with a portion of the payments contributed to the named executive officers' accounts in the Talecris Savings Plan and Supplemental Savings Plan), and (ii) interest earned during 2007 on a portion of the funds from our December 6, 2006 cash recognition award, made pursuant to the Special Recognition Bonus Plan, which are held in an irrevocable trust.

(7)
For Mr. Stern in 2009, the amount reflected in this column includes an award of $1,539,812 pursuant to the Management Bonus Plan, which was paid in March 2010, and $88,545 of interest earned during 2009 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust. For Mr. Stern in 2008, the amount reflected in this column includes an award of $1,874,400 pursuant to the Management Bonus Plan (of which $1,124,640 was paid in March 2009 and the remaining $749,760 was paid in October 2009 in accordance with the plan) and $89,757 of interest earned during 2008 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust. For Mr. Stern in 2007, the amount reflected in this column includes an award of $1,000,500 pursuant to the Management Bonus Plan (of which $600,300 was paid in April 2008 and the remaining $400,200 was paid in March 2009 in accordance with the plan) and $38,777 of interest earned during 2007 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust.

  For Mr. Hanson in 2009, the amount reflected in this column includes an award of $423,173 pursuant to the Management Bonus Plan, which was paid in March 2010, and $29,515 of interest earned during 2009 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust. For Mr. Hanson in 2008, the amount reflected in this column includes an award of $378,000 pursuant to the Management Bonus Plan (of which $226,800 was paid in March 2009 and the remaining $151,200 was paid in October 2009 in accordance with the plan) and $29,919 of interest earned during 2008 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust. For Mr. Hanson in 2007, the amount reflected in this column includes an award of $230,000 pursuant to the Management Bonus Plan (of which $138,000 was paid in April 2008 and the remaining $92,000 was paid in March 2009 in accordance with the plan) and $12,926 of interest earned during 2007 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust.

  For Mr. Gaither in 2009, the amount reflected in this column includes an award of $352,786 pursuant to the Management Bonus Plan, which was paid in March 2010, and $2,688 of interest earned during 2009 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust. For Mr. Gaither in 2008, the amount reflected in this column includes an award of $318,000 pursuant to the Management Bonus Plan (of which $190,800 was paid in March 2009 and the remaining $127,200 was paid in October 2009 in accordance with the plan) and $2,725 of interest earned during 2008 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust.

  For Ms. Kuhn in 2009, the amount reflected in this column includes an award of $272,683 pursuant to the Management Bonus Plan, which was paid in March 2010, and $36,894 of interest earned during 2009 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust. For Ms. Kuhn in 2008, the amount reflected in this column includes an award of $250,000 pursuant to the Management Bonus Plan (of which $150,000 was paid in March 2009 and the remaining $100,000 was paid in October 2009 in accordance with the plan) and $37,399 of interest earned during 2008 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust. For Ms. Kuhn in 2007, the amount reflected in this column includes an award of $125,000 pursuant to the Management Bonus Plan (of which $75,000 was paid in April 2008 and the remaining $50,000 was paid in March 2009 in accordance with the plan) and $16,157 of interest earned during 2007 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust.

  For Mr. Perkins in 2009, the amount reflected in this column includes an award of $209,704 pursuant to the Management Bonus Plan, which was paid in March 2010, and $14,757 of interest earned during 2009 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust. For Mr. Perkins in 2008, the amount reflected in this column includes an award of $190,000 pursuant to the Management Bonus Plan (of which $114,000 was paid in March 2009 and the remaining $76,000 was paid in October 2009 in accordance with the plan) and $14,959 of interest earned during 2008 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust. For Mr. Perkins in 2007, the amount reflected in this column includes an award of $85,000 pursuant to the Management Bonus Plan (of which $51,000 was paid in April 2008 and the remaining $34,000 was paid in March 2009 in accordance with the plan) and $6,463 of interest earned during 2007 on a portion of the funds from our December 6, 2006 cash recognition award, which is held in an irrevocable trust.

(8)
See below for additional information regarding the amounts disclosed in the "All Other Compensation" column.

All Other Compensation—Fiscal Year 2009

        The following table details the components of the amounts reflected in the "All Other Compensation" column of the Summary Compensation Table for each of our named executive officers for the fiscal year ended December 31, 2009.

Name	Perquisites & Other Personal Benefits(1)	Tax "Gross-ups" & Reimbursements for Payment of Taxes(2)	Company Contributions to Defined Contribution Plans(3)(4)	Insurance Premiums(5)	Total of All Other Compensation
Lawrence D. Stern	$93,177	$73,808	$123,376	$1,874	$292,235
John M. Hanson	—	—	$43,015	$1,821	$44,836
John F. Gaither, Jr.	$18,743	$8,884	$29,359	$2,589	$59,575
Mary J. Kuhn	—	—	$36,413	$787	$37,200
John R. Perkins	$62,144	$42,272	$58,233	$247	$162,896

(1)
Represents amounts reimbursed for housing and relocation expenses.

(2)
Represents amounts reimbursed to the named executive officers for taxes owed with respect to reimbursement for relocation expenses.

(3)
Includes our company's matching contribution to each individual's account in the Talecris Savings Plan and the Supplemental Savings Plan, in the following amounts: Mr. Stern, $118,476; Mr. Hanson, $38,115; Mr. Gaither, $24,459; Ms. Kuhn, $31,513; and Mr. Perkins, $53,333 (of which $1,957 was not contributed to the Talecris Savings Plan until 2010). These amounts are in part contributed to the individual's account in the Talecris Savings Plan, and, to the extent in excess of certain Code limitations, deemed allocated to the individual's account in the Supplemental Savings Plan.

(4)
Includes our company's contribution to each individual's account in the Talecris Savings Plan in conjunction with the profit sharing portion of the plan. The plan is discretionary, with the percentage amount determined by our board of directors each year. The amounts in the table include profit sharing contributions earned in 2009 that were contributed to the named executive officer's Talecris Savings Plan accounts in March 2010. The amount of the 2009 profit sharing contribution is $4,900 for each named executive officer.

(5)
Represents insurance premiums paid by us in connection with our life insurance programs for the benefit of the named executive officers.

Plan-Based Awards

        The following table reflects awards granted under our company's 2009 Long-Term Incentive Plan (stock options and restricted stock units ("RSU")) and under our Management Bonus Plan (annual incentive awards) during the year ended December 31, 2009. Amounts reflected in the table assume that all annual performance targets are met. For a discussion of the material terms of our 2009

Long-Term Incentive Plan, please see "—Long-Term Incentive Compensation (Stock Options, Restricted Stock, Restricted Stock Units and Performance Shares)" above.

Grants Of Plan Based Awards—Fiscal Year 2009

Name	Award Type	Grant Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)(2)	All Other Stock Awards: Number of Shares or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Lawrence D. Stern	Mgt. Bonus	n/a	$1,119,860
	Stock Options	9/30/2009			90,070	$19.00	$861,970
	RSU	9/30/2009		45,366			$861,954
John M. Hanson	Mgt. Bonus	n/a	$310,144
	Stock Options	9/30/2009			35,266	$19.00	$337,496
	RSU	9/30/2009		17,763			$337,497
John F. Gaither, Jr.	Mgt. Bonus	n/a	$258,558
	Stock Options	9/30/2009			26,123	$19.00	$249,997
	RSU	9/30/2009		13,157			$249,983
Mary J. Kuhn	Mgt. Bonus	n/a	$219,834
	Stock Options	9/30/2009			18,286	$19.00	$174,997
	RSU	9/30/2009		9,210			$174,990
John R. Perkins	Mgt. bonus	n/a	$153,692
	Stock Options	9/30/2009			11,755	$19.00	$112,495
	RSU	9/30/2009		5,921			$112,499

(1)
Grant date is not applicable for Management Bonus Plan awards.

(2)
Amounts included in this column are calculated based on the assumption that all annual performance targets will be met. The final awards under the 2009 Management Bonus Plan are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table, above.

(3)
The stock options and restricted stock units have a three-year vesting period that begins as of April 1, 2010, and, as such, one-third of these awards vests on each of April 1, 2011, April 1, 2012 and April 1, 2013. The options and restricted stock units expire ten years from the date of grant, or earlier if an option holder ceases to be employed by our company (subject to post-retirement vesting in the event of an executive's qualifying retirement and in the absence of certain post-retirement employment elsewhere).

(4)
The exercise price of these stock options was based on the price of common stock in our initial public offering, $19.00 as determined on September 30, 2009.

(5)
The amounts reflected in this column were computed in accordance with FASB ASC Topic 718. The grant date fair value for the restricted stock units was based on the price of common stock in our initial public offering, $19.00 as determined on September 30, 2009. The fair value of stock options granted was based on the Black-Scholes price of $9.57 per option as determined on September 30, 2009. For additional information regarding the assumptions used in determining fair value using the Black-Scholes pricing model, please see Note 17, "Share-Based Compensation," to our company's audited consolidated financial statements included in our Form 10-K for the year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year End

        The following table includes certain information with respect to all equity awards that remain outstanding as of December 31, 2009 for the named executive officers.

Outstanding Equity Awards At 2009 Fiscal Year End

	Option Awards								Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)(9)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(12)
Lawrence D. Stern	1,855,744	(1)	164,488	(6)	88,568	(6)	$1.39	11/10/2015	101,744	(10)	$2,265,839
	2,016,000	(2)					$21.25	7/25/2017	373,200	(11)	$8,311,164
			90,070	(14)			$19.00	9/30/2019	45,366	(15)	$1,010,301
John M. Hanson	337,408	(3)	54,824	(6)	29,528	(6)	$1.39	11/10/2015	33,920	(10)	$755,398
	79,080	(4)	17,136	(7)	9,224	(7)	$11.00	12/06/2016
	13,176	(13)	8,568	(8)	4,616	(8)	$11.00	4/01/2018
			35,266	(14)			$19.00	9/30/2019	17,763	(15)	$395,582
John F. Gaither, Jr.	192,000	(4)	41,600	(7)	22,400	(7)	$11.00	12/06/2016	3,088	(10)	$68,770
	210,000	(13)	136,496	(8)	73,504	(8)	$11.00	4/01/2018
			26,123	(14)			$19.00	9/30/2019	13,157	(15)	$293,006
Mary J. Kuhn	421,760	(3)	68,536	(6)	36,904	(6)	$1.39	11/10/2015	42,392	(10)	$944,070
			18,286	(14)			$19.00	9/30/2019	9,210	(15)	$205,107
John R. Perkins	168,704	(5)	27,416	(7)	14,760	(7)	$11.00	12/06/2016	16,960	(10)	$377,699
	26,360	(13)	17,136	(8)	9,224	(8)	$11.00	4/01/2018
			11,755	(14)			$19.00	9/30/2019	5,921	(15)	$131,861

(1)
Of these options, granted on November 10, 2005, 843,520 were granted pursuant to one award that vested immediately on the grant date and 1,012,224 represent four-fifths of a separate award for which the first vesting date was April 1, 2006.

(2)
These options were awarded on July 25, 2007 and vested fully on August 19, 2009.

(3)
These options were awarded on November 10, 2005 and vested one-fifth each on April 1, 2006, April 1, 2007, April 1, 2008 and April 1, 2009.

(4)
These options were awarded on December 6, 2006 and vested one-fourth each on April 1, 2007, April 1, 2008 and April 1, 2009.

(5)
Of these options that were granted on December 6, 2006, 42,176 were considered to be vested immediately, and 126,528 represent three-quarters of the remaining award for which the first vesting date was April 1, 2007.

(6)
Award was granted on November 10, 2005 and vested over a period of five years. These unexercisable options vested on April 1, 2010.

(7)
Award was granted on December 6, 2006. These unexercisable options vested on April 1, 2010.

(8)
Award was granted on April 1, 2008. These unexercisable options vested on April 1, 2010.

(9)
The exercise price of stock options granted was determined by our board of directors, based in part on an analysis by an outside consultant.

(10)
Award was granted on December 6, 2006. These remaining restricted shares vested on March 31, 2010.

(11)
Award was granted on July 25, 2007. One-half of these remaining restricted shares vested on March 31, 2010 and the final one-half vests on March 31, 2011, subject to the grantee remaining employed with our company through that date.

(12)
The amounts reflected in this column were computed by multiplying the number of shares expected to vest by $22.27, which was determined by the closing price of our common stock as reported by the Nasdaq Global Select Market on December 31, 2009.

(13)
The options were awarded on April 1, 2008 and vested one-half on each of April 1, 2009 and April 1, 2010.

(14)
Award was granted September 30, 2009 with a three-year vesting period measured from April 1, 2010, and as such, one-third of these options vests on each of April 1, 2011, April 1, 2012 and April 1, 2013.

(15)
Award was granted September 30, 2009 with a three-year vesting period measured from April 1, 2010, and as such, one-third of these restricted stock units vests on each of April 1, 2011, April 1, 2012 and April 1, 2013.

Option Exercises and Stock Vested

        The following table provides information about the number of shares acquired upon vesting of restricted stock awards for our named executive officers during the year ended December 31, 2009, and the value realized by our named executive officers. No option awards were exercised by our named executive officers in 2009.

Option Exercises And Stock Vested—Fiscal Year 2009

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Lawrence D. Stern	288,344	$4,793,719
John M. Hanson	33,912	$563,787
John F. Gaither, Jr.	3,088	$51,338
Mary J. Kuhn	42,392	$704,767
John R. Perkins	16,960	$281,960

(1)
Represents the value realized on the vesting of stock awards on March 31, 2009, based on the fair market value per share of $16.63 on that date as determined by our board of directors.

Non-Qualified Deferred Compensation

        The following table discloses each named executive officer's contributions to the Supplemental Savings Plan, our company's matching contribution, accrued interest and other earnings on funds in the plan, withdrawals and distributions during the year ended December 31, 2009 and fiscal year end balances as of December 31, 2009.

Non-Qualified Deferred Compensation—Fiscal Year 2009

Name	Executive Contributions in 2009 ($)(1)	Registrant Contributions in 2009 ($)(2)	Aggregate Earnings/ (Loss) in 2009 ($)	Aggregate Balance at December 31, 2009 ($)
Lawrence D. Stern	$451,743	$108,676	$372,420	$1,495,987
John M. Hanson	$54,971	$28,315	$10,903	$339,120
John F. Gaither, Jr.	$17,621	$14,659	$8,454	$68,412
Mary J. Kuhn	$266,547	$21,713	$23,765	$865,962
John R. Perkins	$82,920	$43,533	$28,809	$399,860

(1)
For Mr. Stern, the amount reflected in this column includes $33,558 of deferred salary, $43,305 of deferred cash payments received in 2009 relating to amounts earned and reported in 2007 under the 2007 Management Bonus Plan, and $374,880 of deferred cash payments received in 2009 relating to amounts earned and reported in 2008 under the 2008 Management Bonus Plan.

For Mr. Hanson, the amount reflected in this column includes $17,260 of deferred salary, and $37,711 of deferred cash payments received in 2009 relating to amounts earned and reported in 2008 under the 2008 Management Bonus Plan.

For Mr. Gaither, the amount reflected in this column includes $15,077 of deferred salary and $2,544 of deferred cash payments received in 2009 relating to amounts earned in 2008 under the 2008 Management Bonus Plan.

For Ms. Kuhn, the amount reflected in this column includes $138,809 of deferred salary, $2,738 of deferred cash payments received in 2009 relating to amounts earned and reported in 2007 under the 2007 Management Bonus Plan, and $125,000 of deferred cash payments received in 2009 relating to amounts earned and reported in 2008 under the 2008 Management Bonus Plan.

For Mr. Perkins, the amount reflected in this column includes $13,058 of deferred salary, $36,082 of deferred cash payments received in 2009 relating to amounts earned and reported in 2008 under the 2008 Management Bonus Plan, and $33,780 constituting the deferred portion of the cash payment received in 2009, pursuant to his special bonus arrangement. The executive contribution amounts related to salary are disclosed in the Summary Compensation Table in the "Salary" column, and Mr. Perkins' contribution amount of $33,780 is disclosed in the Summary Compensation Table in the "Bonus" column.

(2)
The registrant contribution amounts are included in the Summary Compensation Table in the "All Other Compensation" column.

  Supplemental Savings Plan and Talecris Savings Plan

        Our company's non-qualified deferred compensation program (the Supplemental Savings Plan or SSP) is an unfunded nonqualified deferred compensation plan in which employees at certain executive levels are eligible to defer certain pre-tax earnings, subject to certain limitations. The SSP is available to all of our employees who are at the senior vice president level or above, or any highly compensated employee who the SSP plan administrator designates as being eligible. Each of the named executive officers participates in the Supplemental Savings Plan.

        The SSP allows eligible participants to defer payment of a portion of their salary and bonus on a pre-tax basis. Participants are not allowed to defer payments under any long-term incentive compensation plans (i.e., the Special Recognition Bonus Plan, the 2006 Restricted Stock Plan, the 2009 Long-Term Incentive Plan and the recognition award plan). To qualify for participation in the SSP, an eligible employee must have deferred the maximum amount permitted into the Talecris Savings Plan (TSP) (i.e., our 401(k) plan). For 2009, the maximum elective deferral amount was $16,500. Once an employee has maximized his or her pre-tax contributions under the TSP, he or she can defer up to 50% of his or her "excess compensation" into the SSP. Excess compensation is defined as the compensation in excess of what can be taken into account under the TSP due to Code limitations.

        For 2009, our company matched 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions in the TSP. The investment crediting options for the SSP mirror those offered for the TSP. Each year, the amount of a participant's deferred compensation account increases or decreases based on the appreciation and/or depreciation in the value of the investment crediting alternatives selected by the participant. Executive and registrant contributions are fully vested when contributed. Remaining benefits are subject to forfeiture based on a determination by our Senior Vice President of Human Resources that the participant engaged in a willful, deliberate or gross act of commission or omission which is substantially injurious to the business, financial position or reputation of our company. Benefits under the SSP are payable as a lump sum cash distribution upon termination of employment (including retirement and death).

Director Compensation

        The following table sets forth a summary of our non-employee directors' compensation for fiscal year 2009. Mr. Stern, our Chairman and Chief Executive Officer, also serves on our board of directors. However, Mr. Stern does not receive any compensation for his board service beyond the compensation he receives as an executive officer of our company.

Director Compensation—Fiscal Year 2009

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(2)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Total ($)
Stuart A. Auerbach	$17,500	—	—	—	$17,500
Richard A. Charpie	$16,250	—	—	—	$16,250
Paul N. Clark	$70,000	$60,116	$60,008	—	$190,124
W. Brett Ingersoll	$18,750	—	—	—	$18,750
James T. Lenehan	$80,000	$60,116	$60,008	$36,894	$237,018
Kenneth J. Martin	$80,000	$60,116	$60,008	—	$200,124
Steven F. Mayer	$16,250	—	—	—	$16,250
Dean J. Mitchell	—	—	$100,002	—	$100,002
Ruedi E. Waeger	$80,000	$60,116	$60,008	$14,757	$214,881

(1)
Represents the amounts of all fees earned or paid in cash for services as a director in 2009. Our director compensation program is described in more detail below.

(2)
Represents the grant date fair value determined in accordance with FASB ASC Topic 718 for the restricted stock awards and stock option awards granted to the non-employee directors. For additional information regarding the assumptions used in determining fair value of option awards using the Black- Scholes pricing model, please see Note 17, "Share-Based Compensation," to our company's audited consolidated financial statements included in our Form 10-K for the year ended December 31, 2009.

  Our non-employee directors held the following outstanding restricted stock and option awards as of December 31, 2009:

Name	Outstanding Restricted Stock	Outstanding Option Awards
Paul N. Clark	3,616	29,040
James T. Lenehan	46,008	547,664
Kenneth J. Martin	3,616	29,040
Dean J. Mitchell	—	9,367
Ruedi E. Waeger	20,576	231,344
(3)
For Messrs. Clark, Martin, Lenehan, and Waeger in 2009, the amount reflected in this column includes 3,616 restricted shares granted on March 27, 2009 at the fair value of $16.63 per share.

(4)
For Messrs. Clark, Martin, Lenehan and Waeger in 2009, the amount reflected in this column includes 7,848 options granted on March 27, 2009 at the fair value of $7.65 per option.

For Mr. Mitchell in 2009, the amount reflected in this column includes 9,367 options granted on December 15, 2009 at the fair value of $10.68 per option.

(5)
The amounts in the Non-Equity Incentive Plan Compensation column for Mr. Lenehan and Mr. Waeger reflect interest earned during 2009 on a portion of the funds from our December 6, 2006 cash recognition award, made pursuant to the Special Recognition Bonus Plan, which are being held in an irrevocable trust.

        Effective as of August 25, 2009, our board of directors approved a revised compensation program pursuant to which we provide the following compensation to our non-employee directors:

  •
  quarterly payments of $15,000;

  •
  quarterly fees of $1,250 (or $3,750 for chairmanship) for serving on board committees;

  •
  annual equity grants of restricted stock and stock options valued at approximately $60,000 each; and

  •
  initial grants of stock options valued at approximately $100,000 for new directors.

        We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings. Non-employee directors do not participate in a nonqualified deferred compensation plan and we do not pay any life insurance policies for the directors. Non-employee directors who were employees of Cerberus or Ampersand were not eligible for compensation as directors in any quarter in which we paid a management fee to Cerberus or Ampersand, as applicable. Due to the termination of the management agreement with Cerberus and Ampersand prior to our initial public offering, the non-employee directors who are employees of Cerberus or Ampersand became entitled to receive the compensation discussed above. In addition, new non-employee directors replacing incumbent non-employee directors who are employed by the same corporation, entity or person as the same incumbent non-employee director will not be eligible for initial one-time equity grants.

Employment Agreements

        We have employment agreements with Lawrence D. Stern, our CEO, John M. Hanson, our Executive Vice President and Chief Financial Officer, and John F. Gaither, Jr., our Executive Vice President, General Counsel and Secretary. For most other employees, including some of our other executive officers, employment at our company is at will. The terms of employment are specified in formal offer letters which are extended to all employees prior to the commencement of employment.

Among our named executive officers, each of Mary J. Kuhn, our Senior Vice President, Operations (named Executive Vice President, Operations effective August 7, 2009) and John R. Perkins, our Senior Vice President and General Manager, Portfolio Management and U.S. Business (named Executive Vice President, Global Commercial Operations effective May 27, 2010), is subject to written employment arrangements in formal offer letters to which he or she is party with us. Messrs. Stern, Gaither, Hanson, Perkins and Ms. Kuhn and a number of our executives are entitled to severance, in varying amounts, upon termination of their employment.

        Pursuant to our employment agreement with Lawrence D. Stern, amended and restated as of August 1, 2009, Mr. Stern is entitled to an annual base salary of $600,000 through September 5, 2009 and $950,000 thereafter as Chairman and Chief Executive Officer. Mr. Stern is also eligible to receive an annual performance bonus under the Management Bonus Plan in the amount determined by the compensation committee of the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Mr. Stern's target performance bonus was 200% of his base salary through September 5, 2009 and 100% of his base salary thereafter, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our board of directors. Mr. Stern is eligible to participate in the 2009 Long-Term Incentive Plan and will receive grants on the same intervals and with the same structure as executive officers of the company. Pursuant to his employment agreement and since we have completed an initial public offering, Mr. Stern's equity grants are designed to compensate him at the 60th percentile level of equity compensation for peer group companies as reasonably determined by the compensation committee after undertaking a peer group analysis. Mr. Stern's employment agreement also provides for certain payments that may be made upon termination of his employment. Mr. Stern's amended and restated employment agreement no longer provides benefits solely as a result of a change in control (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        Pursuant to our employment agreement with John M. Hanson, amended and restated on October 10, 2008, Mr. Hanson is entitled to an annual base salary of $375,000 (increased by the compensation committee effective September 6, 2009 to $425,000) as Executive Vice President and Chief Financial Officer. Mr. Hanson is also eligible to receive an annual bonus under the Management Bonus Plan in the amount determined by the compensation committee of the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Pursuant to our employment agreement with Mr. Hanson, Mr. Hanson's target bonus for the 2009 year was 75% of his base salary, which our compensation committee increased to 80% effective September 6, 2009, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our compensation committee. Mr. Hanson's employment agreement also provides for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control"). Effective June 6, 2010, Mr. Hanson's employment agreement was amended to provide that he will continue to be entitled to receive certain severance payments if the contract lapses due to non-renewal by us.

        Pursuant to our employment agreement with John F. Gaither, Jr., amended and restated on November 6, 2008, Mr. Gaither is entitled to an annual base salary of $350,000 (increased by the compensation committee effective September 6, 2009 to $400,000) as Executive Vice President, General Counsel and Secretary. Mr. Gaither is also eligible to receive an annual bonus under the Management Bonus Plan in the amount determined by the compensation committee of the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Pursuant to our employment agreement with Mr. Gaither, Mr. Gaither's target bonus for the 2009 year was 65% of his base salary, which our compensation committee increased to 75% effective September 6, 2009, with the actual amount of each performance bonus being determined under the plan in effect at that time as approved by our compensation committee. Mr. Gaither's employment agreement also provides for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control"). Effective June 4, 2010, Mr. Gaither's employment agreement was amended to provide that he will continue to be entitled to receive certain payments if his employment is terminated following a Change in Control. Mr. Gaither's employment agreement was also amended to provide that he will continue to be entitled to receive certain severance payments if the contract lapses due to non-renewal by us.

        Pursuant to our employment arrangements with Mary J. Kuhn, dated as of November 19, 2004, as amended on February 8, 2005 and December 19, 2008, Ms. Kuhn is entitled to an annual base salary of $295,770 (increased by the compensation committee on April 5, 2009 to $310,000) as Senior Vice President, Operations. Effective August 7, 2009, Ms. Kuhn was named Executive Vice President, Operations, and effective September 6, 2009 her salary was increased to $375,000 in connection with her promotion. Ms. Kuhn is also eligible to receive an annual performance bonus under the Management Bonus Plan in the amount determined by the compensation committee of the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Ms. Kuhn's target performance bonus at the beginning of 2009 was 55% of her base salary; however, on February 24, 2009, our compensation committee approved an increase to Ms. Kuhn's bonus target to 60% of her base salary, with such increase effective as of January 1, 2009. Effective September 6, 2009, the compensation committee approved an increase of the bonus target to 75% of base salary. The actual amount of the performance bonus is determined under the plan in effect at the applicable time as approved by our compensation committee. Ms. Kuhn's employment arrangements also provide for certain payments that may be made upon termination of her employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        Pursuant to our employment arrangements with John R. Perkins, dated March 2, 2006, as amended on December 19, 2008, Mr. Perkins is entitled to an annual base salary of $250,000 (increased by the compensation committee on April 5, 2009 to $280,000) as Senior Vice President and General Manager, Portfolio Management and U.S. Business. Mr. Perkins is also eligible to receive an annual performance bonus under the Management Bonus Plan in the amount determined by the compensation committee of the board of directors based upon the achievement of performance measures derived from the annual business plan presented by management and approved by the board of directors. Mr. Perkins' target performance bonus at the beginning of 2009 was 40% of his base salary; however, on February 24, 2009, our compensation committee approved an increase to Mr. Perkins' bonus target to 50% of his base salary, with such increase effective as of January 1, 2009. Effective September 6, 2009, the compensation committee approved an increase of the bonus target to 65% of base salary. The actual amount of the performance bonus is determined under the plan in effect at the applicable time as approved by our compensation committee. Mr. Perkins' employment arrangements provide for certain payments that may be made upon termination of his employment (see the discussion below under the heading "—Potential Payments Upon Termination or Change in Control").

        On May 27, 2010, we entered into an employment letter agreement with Mr. Perkins, dated May 25, 2010, that amended certain terms of Mr. Perkins' employment letter, dated March 2, 2006, as amended on December 19, 2008. Under the terms of the new arrangement, Mr. Perkins was promoted to Executive Vice President, Global Commercial Operations, and will receive an annual base salary of $420,000. Mr. Perkins is also eligible to receive an annual performance bonus with a target of 75% of his base salary. The actual amount of the performance bonus will be determined by our compensation committee in accordance with our standard compensation plans and policies. On May 27, 2010, we also entered into a separation pay agreement with Mr. Perkins, dated May 26, 2010, which is a Code Section 409A compliant severance agreement. The separation pay agreement provides that if

Mr. Perkin's employment is terminated by us without Cause or by him for Good Reason, he will receive specified benefits, including severance equal to at least 12 month's base salary and payment of one's year target bonus. Additionally, for two years following the date of the separation pay agreement, Mr. Perkins will receive an additional cash payment equal to six months base salary if he is eligible for a severance payment following a "Change in Control" as defined in the Company's 2009 Long Term Incentive Plan.

Potential Payments Upon Termination or Change in Control

        For certain exempt and all non-exempt employees based in the U.S. (all below the Vice President level), our Code Section 409A compliant severance plan, the 2008 Talecris Severance Pay Plan, provides financial assistance in certain instances involving termination of employment. An employee covered under the plan is eligible to receive a severance benefit if, within one year following the date of a Change in Control (as defined in the plan), the employee is terminated due to a reduction in the employer's workforce, an elimination of the employee's job or the employee's resignation for good reason. Participants in the plan are entitled to certain rights and protection under the Employee Retirement Income Security Act of 1974 (ERISA).

        Our named executive officers are not covered under the 2008 Talecris Severance Pay Plan. Instead, Messrs. Stern, Hanson and Gaither have 409A compliant severance provisions incorporated into their employment agreements, which provide that if the executive's employment is terminated as a result of various scenarios, including for Cause or without Good Reason, without Cause or for Good Reason and Death or Disability, the executive will receive the benefits specified in their employment agreement. Ms. Kuhn and Mr. Perkins have individual 409A compliant severance agreements, which provide that if their employment is terminated without Cause or for Good Reason, they will receive the benefits specified in their severance agreement. Typically, the total severance to be paid is equal to at least 12 month's base salary, continuation of benefits during the period severance is paid, and payment of accrued vacation and unpaid bonus under the Management Bonus Plan.

        The following summary sets forth potential payments that may be made to certain executive officers upon termination of their employment or a change in control of us under their employment agreements or offer letters, as applicable in effect at December 31, 2009, As discussed above, Messrs. Hanson, Gaither and Perkins subsequently entered into new agreements or modified the terms of their existing agreements. We have initially described the material terms concerning termination of employment of our executives generally under their employment agreements (or offer letters, as applicable); these terms apply to Lawrence D. Stern, our CEO, John M. Hanson, our Executive Vice President and Chief Financial Officer, John F. Gaither, Jr., our Executive Vice President, General Counsel and Secretary, Mary J. Kuhn, our Senior Vice President Operations (named Executive Vice President, Operations effective August 7, 2009), and John R. Perkins, our Senior Vice President and General Manager, Portfolio Management and U.S. Business (named Executive Vice President, Global Commercial Operations effective May 27, 2010). Along with this general description, we have detailed individual provisions unique to the employment agreements or offer letters of certain of these executives. Following this description, we have provided the dollar value of payments and benefits for each individual executive in each scenario involving termination of employment.

        Under these employment agreements and offer letters, we may terminate these executive officers at any time for Cause. In these agreements, "Cause" is generally defined as set forth below:

  •
  commission of a felony;

  •
  acts of dishonesty which results or is intended to result in the executive officer's own personal gain or enrichment at our expense;

  •
  material breaches of the executive's obligations as an executive officer;

  •
  conduct in connection with the executive officer's duties that are fraudulent, unlawful or grossly negligent;

  •
  personal conduct of the executive officer which discredits or damages us;

  •
  the executive officer's contravention of specific lawful direction from our CEO (or, in the case of Mr. Stern, from our board of directors) or the failure to adequately perform his or her duties; or

  •
  breach of the executive officer's duties of confidentiality, non-solicitation or non-competition.

        Under these employment agreements and offer letters, we may also terminate these executive officers for a Disability. "Disability" is generally defined as a reasonable determination by a physician reasonably acceptable to us in accordance with applicable law that as a result of physical or mental injury or illness, the executive officer is unable to perform the essential functions of his position with or without reasonable accommodation for a period of (i) 60 consecutive days or (ii) 90 days in any one year period.

        In addition, our executive officers may terminate their own employment for "Good Reason" as that term is defined in their respective employment agreements or offer letters.

        Furthermore, upon termination of their employment for any reason each of these executive officers (except for Mr. Perkins) has agreed to a confidentiality agreement of five years, a non-solicitation agreement of 24 months and a non-competition agreement of at least 18 months (each of these restrictions lasts for only one year in the case of Ms. Kuhn) following the termination (subject to an increase in duration to the extent certain severance payments are being made to the executive officer).

        Termination by Us for Cause or by Executive without Good Reason.    If we terminate the executive's (except for Mr. Perkins' and Ms. Kuhn's) employment for Cause or if he or she terminates his or her own employment with us without Good Reason, he or she is entitled to the following:

  •
  accrued but unpaid base salary and some benefits (to the date of termination);

  •
  any reimbursable expenses that have been incurred but not yet reimbursed;

  •
  earned but unpaid bonus for the performance years prior to the year of termination (but only if we terminate the executive's employment for Cause);

  •
  payment for accrued and unused personal days (in the case of Messrs. Stern, Gaither and Hanson only); and

  •
  in the case of Mr. Stern, the vesting and exercise of all shares of restricted stock, stock options and other equity incentives to the extent set forth in Mr. Stern's award agreements.

        Termination by Us without Cause or by Executive for Good Reason.    If we terminate the executive's employment without Cause or, if the executive terminates his or her employment for Good Reason then, in addition to the payments (if any) to be received upon death or Disability (as described below) (or, in the case of Mr. Stern, in addition to the payments to be received upon termination for Cause or without Good Reason), the executive is generally entitled to the following:

  •
  his or her then current base salary for either the remaining term of his employment then in effect or 18 months, whichever is greater (in the case of Mr. Stern, his then base salary either for the remaining term of his employment then in effect or 18 months, whichever is less and in the case of Ms. Kuhn and Mr. Perkins, only 12 months' base salary is payable) and, except for Mr. Perkins, payment for accrued, unused personal days (vacation pay for Ms. Kuhn), payable in a lump sum;

  •
  performance bonus payments in an aggregate amount equal to the lesser of (i) the bonus amount earned by the executive for the years prior to the calendar year of his termination or (ii) his target performance bonus, payable in a lump sum (Ms. Kuhn only receives accrued unpaid bonus up through the date of her separation from service, and Mr. Perkins automatically receives the target performance bonus);

  •
  reimbursement of the cost of continued group health coverage pursuant to COBRA for a maximum of twelve months (Ms. Kuhn and Mr. Stern only) and for the greater of eighteen months after the date of separation from service or the remainder of the number of months remaining in the then contract term (Messrs. Gaither and Hanson only);

  •
  exercising of vested stock options (and, in the case of Mr. Stern, the vesting of certain stock options that had previously not vested), in accordance with our stock option award agreement with the executive;

  •
  in the case of Mr. Stern, the vesting and exercise of all shares of restricted stock, stock options and other equity incentives to the extent set forth in Mr. Stern's award agreements;

  •
  in the case of Mr. Stern, payment of all amounts awarded under our Special Recognition Bonus Plan, effective as of October 1, 2006 and the cash portion of our December 6, 2006 restricted share and cash recognition award;

  •
  in the case of Mr. Stern, if he has been offered and accepts a position which is that of a Key Person (as defined in the 2005 Stock Option and Incentive Plan) and has been in continuous service, all awards under the 2009 Long-Term Incentive Plan will continue to vest in accordance the terms of the plan. If Mr. Stern is offered but does not accept a position which is that of a Key Person and has been in continuous service, then no award shall continue to vest after his termination date. If Mr. Stern is not offered a position which is that of a Key Person and has not been in continuous service, all awards under the 2009 Long-Term Incentive Plan that are subject to time-based vesting will immediately vest and all performance awards will vest at the time and to the extent that such awards would have vested had Mr. Stern remained in continuous service; and

  •
  in the case of Mr. Gaither, following a change in control, he is entitled to losses he incurs from the sale of his residence and a relocation allowance.

        However, certain compensation related to our executives' termination would be forfeited if any such executive violates his continued duties of non-disparagement, confidentiality, non-solicitation or hiring, non-competition and properly handling our property, or (except in the cases of Ms. Kuhn and Mr. Perkins) if the executive fails to provide us with certain minimal consulting services, over the 18 month period (there are no such restrictions for Mr. Perkins and Ms. Kuhn) following termination.

        "Good Reason" is generally defined in our executives' employment agreements and offer letters as:

  •
  a material reduction in the executive's responsibilities, authority, position or duties;

  •
  removal of the executive from his position other than for Cause;

  •
  a material adverse reduction in the amount of his aggregate compensation (unless such reduction in compensation is proportional to any reduction in compensation of other senior executives and, with respect to certain executives, so long as it does not exceed 20%) or failure to pay such compensation;

  •
  material breach by us of his employment agreement (provided that a suspension or the requirement that he not report to work shall not constitute "Good Reason" so long as he continues to receive the compensation and benefits he is entitled to receive under his employment agreement);

  •
  failure by us to maintain in effect any incentive compensation plan in which he participates unless an equitable alternative arrangement is provided (except to the extent that such change in the incentive compensation plan relates to all other eligible executive officers);

  •
  the relocation of his office by us by more than 50 miles from its location at the time his employment agreement with us became effective (except in the case of Mr. Stern);

  •
  our failure to continue to provide him with benefits at least as favorable as those presently enjoyed by him under any employee benefit and welfare plans commensurate with those generally available to all executive officers; or

  •
  in the case of Mr. Stern, removal without his consent from the role and responsibilities of Chairman of the Board other than for Cause.

        Termination Due to Death or Disability.    If an executive's employment is terminated as a result of his or her Disability or death, in addition to the compensation he or she would receive if terminated for Cause, he or she is entitled to the following:

  •
  (except for Ms. Kuhn and Mr. Perkins) payment for any unpaid bonus relating to the calendar years prior to the calendar year of the termination;

  •
  (except for Ms. Kuhn and Mr. Perkins) a pro rata share of his performance bonus for the year of his termination (if we achieve our performance goals for that year), paid at 100% of his target bonus and payable at the same time and in the same manner as other executives remaining with us;

  •
  (except for Ms. Kuhn and Mr. Perkins) vesting and exercising of vested stock options, in accordance with the executive's stock option award agreement;

  •
  in the case of Mr. Stern, the vesting and exercise of all shares of restricted stock, stock options and other equity incentives to the extent set forth in Mr. Stern's award agreements;

  •
  in the case of Mr. Stern, if he has been offered and accepts a position which is that of a Key Person (as defined in the 2005 Stock Option and Incentive Plan) and has been in continuous service, all awards under the 2009 Long-Term Incentive Plan will continue to vest in accordance the terms of the plan. If Mr. Stern is offered but does not accept a position which is that of a Key Person and has been in continuous service, then no award shall continue to vest after his termination date. If Mr. Stern is not offered a position which is that of a Key Person and has not been in continuous service, all awards under the 2009 Long-Term Incentive Plan that are subject to time-based vesting will immediately vest and all performance awards will vest at the time and to the extent that such awards would have vested had Mr. Stern remained in continuous service;

  •
  in the case of Mr. Stern, payment of all amounts awarded under our Special Recognition Bonus Plan, effective as of October 1, 2006 and all amounts awarded under our December 6, 2006 restricted share and cash recognition award; and

  •
  in the case of Ms. Kuhn and Mr. Perkins, payments and benefits under our employee benefit plans.

        In the case of Disability, however, any compensation related to the executive's termination would be forfeited by him or her if he or she violated his or her continued duties of non-disparagement, confidentiality, non-solicitation or hiring, non-competition, properly handling our property, or, except in the case of Ms. Kuhn, if the executive does not make a good faith effort to provide us with certain consulting services at no additional cost to us during the severance period.

        Termination by Our Failure to Renew the Employment Agreement.    In addition, if we decide to allow an executive's employment agreement (other than the employment arrangements of Ms. Kuhn and Mr. Perkins) to lapse without renewing the agreement, effectively terminating his employment, then he is entitled to the same compensation as if he had terminated his employment for Good Reason, except that he would not receive performance bonus payments in an aggregate amount equal to the lesser of the bonus amount received by him for the years prior to the calendar year of his termination or his target performance bonus (except in the case of Mr. Stern whose performance bonus would be pro-rated for the period employed in the final year of employment). However, any compensation would be terminated if an executive violates his continued duties of non-disparagement, confidentiality, non-solicitation, non-competition and properly handling our property. In addition, with respect to Mr. Stern only, if he has been offered and accepts a position which is that of a Key Person (as defined in the 2005 Stock Option and Incentive Plan) and has been in continuous service, all awards under the 2009 Long-Term Incentive Plan will continue to vest in accordance the terms of the plan. If Mr. Stern is offered but does not accept a position which is that of a Key Person and has been in continuous service, then no award shall continue to vest after his termination date. If Mr. Stern is not offered a position which is that of a Key Person and has not been in continuous service, all awards under the 2009 Long-Term Incentive Plan that are subject to time-based vesting will immediately vest and all performance awards will vest at the time and to the extent that such awards would have vested had Mr. Stern remained in continuous service. Any compensation in relation to the lapse of Mr. Stern's contract with us would be reduced by any amount of compensation (other than equity grants) that he may earn from other employment with Talecris, board of directors fees from Talecris or the provision of consulting services to Talecris during the 18 months following his termination.

        Summary of Payments to Executives in Various Termination Scenarios.    The following summarizes the value of payments (including the value of accelerated payments and value of accelerated vesting and exercising of restricted stock and stock options, respectively, as applicable) and other benefits to be provided to each of Mr. Stern, Mr. Hanson, Mr. Gaither, Ms. Kuhn and Mr. Perkins, respectively, upon termination of employment under each of the circumstances described above, assuming that termination had occurred on December 31, 2009:

        For Mr. Stern:

  •
  $20,227,677 for termination without Cause or for Good Reason;

  •
  $7,234,232 for termination for Cause or without Good Reason;

  •
  $18,790,340 for termination due to death or Disability; and

  •
  $20,227,677 for termination by our failure to renew his employment agreement.

        For Mr. Hanson:

  •
  $1,330,441 for termination without Cause or for Good Reason;

  •
  $58,121 for termination for Cause or without Good Reason;

  •
  $2,541,909 for termination due to death or Disability;

  •
  $1,020,297 for termination by our failure to renew his employment agreement; and

  •
  $1,330,441 for termination by executive upon a change in control.

        For Mr. Gaither:

  •
  $1,202,902 for termination without Cause or for Good Reason;

  •
  $70,054 for termination for Cause or without Good Reason;

  •
  $3,033,596 for termination due to death or Disability;

  •
  $944,344 for termination by our failure to renew his employment agreement; and

  •
  $1,202,902 for termination by executive upon a change in control.

        For Ms. Kuhn:

  •
  $708,933 for termination without Cause or for Good Reason.

        For Mr. Perkins:

  •
  $483,231 for termination without Cause or for Good Reason.

  Change in Control

        Generally, in the event of a Change in Control (as defined below), all equity-based awards that we have granted become immediately and fully exercisable. In addition, all restrictions and conditions on restricted stock will be deemed satisfied and performance share awards will be vested and deemed earned in full, and promptly paid to employees.

        A "Change in Control" means the occurrence of any one of the following events:

          (a)   any person, other than certain permitted investors (each, a Permitted Investor), is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of us representing (A) more than 30% of the total voting power of our then-outstanding securities generally eligible to vote for the election of directors (the Company Voting Securities) and (B) a greater percentage of the then-outstanding Company Voting Securities that are then held by all the Permitted Investors in the aggregate; provided, however, that any of the following acquisitions shall not be deemed to be a Change in Control: (1) by us or any subsidiary or affiliate of us, (2) by any employee benefit plan (or related trust) sponsored or maintained by us or any of our subsidiaries or affiliates, (3) by any underwriter temporarily holding securities pursuant to an offering of such securities, or (4) pursuant to a Non-Qualifying Transaction (as defined in paragraph (b));

          (b)   the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving us or any of our subsidiaries or affiliates (a Business Combination), unless immediately following such Business Combination:

            (1)   more than 50% of the total voting power of (x) us resulting from such Business Combination (the Surviving Corporation), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of a majority of the voting securities eligible to elect directors of the Surviving Corporation (the Parent Corporation), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination;

            (2)   no person, other than a Permitted Investor or any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation, is or becomes the beneficial owner, directly or indirectly, of securities of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) representing (A) 30% of the total voting power of the securities then outstanding generally eligible to vote for the election of directors of the Parent Corporation (or the Surviving Corporation) (the "Parent Voting Securities"), and (B) a greater percentage of the then outstanding Parent Voting Securities that are then held by all the Permitted Investors in the aggregate; and

            (3)   at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were incumbent directors at the time of the board of directors' approval of the execution of the initial agreement providing for such Business Combination;

  (any Business Combination which satisfies all of the criteria specified in (1), (2) and (3) above shall be deemed to be a "Non-Qualifying Transaction");

          (c)   our stockholders approve a plan of complete liquidation or dissolution of us; or

          (d)   the consummation of a sale of all or substantially all of our assets to an entity that is not an affiliate of us (other than pursuant to a Non-Qualifying Transaction).

        Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than 30% of Company Voting Securities as a result of the acquisition of Company Voting Securities by us which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by us such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of us may then occur.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        We have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities on an as converted to common stock basis, and affiliates of our directors, executive officers and holders of more than 5% of our voting securities during the three months ended March 31, 2010 and the year ended December 31, 2009. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

        In accordance with the terms of our Policy on Related Party Transactions, which was adopted by our Chief Executive Officer and amended by our board of directors on August 7, 2009, it is the responsibility of the audit committee of our board of directors to review and approve, in advance, the terms and conditions of all related person transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission.

        In considering the approval of a related person transaction, the details of the transaction must be discussed with the audit committee, including the identification of the related person, the related person's relationship with us, and the nature and the amount of the transaction, evidence to support the arms' length nature of the transaction, including terms and manner of settlement, and the anticipated impact on the financial statements and disclosures. In considering the approval of a related person transaction, a legitimate business case must be developed, including the arm's length nature of the transaction and the disclosure implication of such transaction. Related person transactions to which this policy applies includes, among others, any transaction to which we may be party with any of our directors, executive officers or 5% stockholders or their respective immediate family members. The policy also applies to any transaction to which we may be a party with any of our employees, in which case the Chief Executive Officer has the authority to approve such related person transactions involving employees other than our executive officers or directors. Certain related person transactions that need not be disclosed under Item 404, including transactions where the aggregate amount involved does not exceed $120,000, may be pre-approved or ratified by our audit committee. Responsibility for compensation of executive officers and directors is vested in the compensation committee rather than the audit committee. Other transactions, including loans to executive officers and split dollar life insurance with officers, are prohibited under the policy.

Stockholders Agreements

  Agreement with Talecris Holdings, LLC and Certain Executive Officers and Directors

        On December 7, 2006, we entered into a stockholders agreement with Talecris Holdings, LLC and Lawrence D. Stern, our Chairman and Chief Executive Officer (then our Executive Chairman), who had received a grant of 360,000 unrestricted shares of our common stock under our 2006 Restricted Stock Plan. Since that time, each of Joel E. Abelson, James R. Engle, John F. Gaither, Jr., John M. Hanson, Kari D. Heerdt, Mary J. Kuhn, Thomas J. Lynch, Daniel L. Menichella, Bruce Nogales, John R. Perkins and Stephen R. Petteway, as well as our directors Paul N. Clark, James T. Lenehan, Kenneth J. Martin, and Ruedi E. Waeger have also become a party to this agreement in connection with the issuance by us of unrestricted shares of our common stock to them upon the vesting of restricted share awards. The stockholders agreement provides for limited market stand-offs during the two-year period following our initial public offering and further provides for confidentiality and indemnification obligations. Certain other provisions of the agreement were terminated in connection with our initial public offering.

  Agreement with Talecris Holdings, LLC and Bayer

        On March 31, 2005, we entered into a stockholders agreement with Talecris Holdings, LLC and Bayer Healthcare, LLC and certain affiliates of Bayer Healthcare, LLC (collectively, "Bayer"). The stockholders agreement provided our stockholders who were party thereto with certain rights with respect to the approval of certain matters and the designation of nominees to serve on our board of directors, as well as registration rights for our securities that they own. Because Bayer disposed of its equity interest in our company, this agreement is effectively of no further force or effect with respect to Bayer.

Restrictions upon Affiliate Transactions and Certain Payments

        The stockholders agreement imposes certain limitations upon transactions that we may enter into with Cerberus or Ampersand or their respective affiliates if any such transaction exceeds $1 million or $10 million and does not receive approval by a disinterested majority of our board of directors or if a fairness opinion is not provided by a nationally recognized investment banking or appraisal firm, respectively. There are various exceptions provided for transactions contemplated explicitly under the agreement itself, the payment of management fees and other excluded transactions.

Registration Rights

        Demand Rights.    Under the stockholders agreement as currently in effect, Talecris Holdings, LLC holds registration rights that allow it at any time after six months following the consummation of our initial public offering in October 2009 (but not within 180 days after the consummation of any other public offering) to request that we register the resale under the Securities Act of 1933 (the "Securities Act"), of all or any portion of the shares of our common stock that they own. Talecris Holdings, LLC is entitled to an unlimited number of such demand registrations. We are not required to maintain the effectiveness of any resale registration statement for more than 210 days (of which the effectiveness of the registration statement may be suspended pursuant to a stop order or the like for up to 30 days). We are also not required to effect any demand registration within 30 days prior to the filing of, or during the 180 days following the effectiveness of, a registration statement for which Talecris Holdings, LLC holds "piggyback" registration rights (as described below) and are given the opportunity to sell shares pursuant to such registration statement. We may refuse a request for demand registration if, in our reasonable judgment, it is not feasible for us to proceed with the registration because of the existence of any acquisition, disposition or other material transaction or financing activity involving us, or because of the unavailability of audited financial statements or our possession of material information that it would not be in our best interests to disclose in a registration statement, provided that such refusal only results in one 180 day delay to the registration and only occurs one time per any twelve month period.

        Piggyback Rights.    Talecris Holdings, LLC also holds "piggyback" registration rights exercisable at any time commencing six months following our initial public offering that allow it to include the shares of our stock that it owns in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on forms that do not permit registration for resale by them) or by any of our other holders of equity securities that have registration rights. These "piggyback" registration rights are subject to proportional cutbacks based on the manner of such offering and the identity of the party initiating such offering.

        Indemnification; Expenses.    We have agreed to indemnify Talecris Holdings, LLC against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells our shares, unless such liability arose from such principal's misstatement or omission, and each such stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all expenses incidental to our performance under the stockholders' agreement, and Talecris Holdings, LLC will pay its respective portion of all underwriting discounts, commissions and transfer taxes relating to the sale of its shares under the stockholders agreement.

Transactions with Centric Health Resources

        Our investment in Centric Health Resources (hereinafter referred to as "Centric") is accounted for using the equity method of accounting based on the assessment that our 30% interest allows us to exercise significant influence but not control. Under the equity method, our investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of Centric as they occur. Our recognition of losses is limited to the extent of our investment in, advances to, and commitments for the investment.

        Centric provides services in the management of our Prolastin Direct and Gamunex Direct programs. In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion and customer relationship services for us primarily related to our U.S. sales of Prolastin A1PI. Centric maintains inventory on our behalf which it utilize to fill customer orders. Centric also provides services to us in collecting accounts receivable for sales made under the Prolastin Direct and Gamunex Direct programs. We provide Centric a fee for each unit of product provided to patients, which escalates with volume. Fees paid to Centric are predominantly recorded within cost of goods sold. At March 31, 2010 and December 31, 2009, we had $5.9 million and $5.5 million, respectively, payable to Centric for services rendered. The following table summarizes our transactions with Centric:

(in thousands)	Year Ended December 31, 2009	Three Months Ended March 31, 2010
Equity in earnings of affiliate	$441	$147
Dividends declared and paid	$225	—
Fees for services	$20,306	$5,324

Transactions with Cerberus and Ampersand

        As indicated elsewhere herein, we were majority owned by Cerberus and limited partnerships affiliated with Ampersand as of December 31, 2009 through their investment in Talecris Holdings, LLC. Subsequent to December 31, 2009, the ownership of Talecris Holdings, LLC was diluted below 50%. As of March 31, 2010, Talecris Holdings, LLC owned approximately 49.9% of our outstanding common stock. Prior to our initial public offering, we were charged a management fee under a management agreement with Cerberus and an affiliate of Ampersand. The management agreement terminated in connection with our initial public offering and there are no ongoing payment obligations from us to either Cerberus Plasma Holdings LLC or the affiliate of Ampersand under the management agreement.

  Summary

        The following table summarizes our transactions with Cerberus and Ampersand:

(in thousands)	Year Ended December 31, 2009	Three Months Ended March 31, 2010
Management fees	$5,715	—
Operational support	$608	—

        At both March 31, 2010 and December 31, 2009, we had $0.3 million payable to Cerberus for services rendered.

  Consulting and Advisory Services Agreement

        We entered into a Master Consulting and Advisory Services Agreement dated as of July 18, 2008 with Cerberus Operations and Advisory Company, LLC, an affiliate of Cerberus. Pursuant to the terms of this agreement, Cerberus Operations and Advisory Company, LLC will make personnel available to us for the purpose of providing reasonably requested business advisory services. These services include (i) guidance, direction and/or hands-on operational support, (ii) assistance on specific projects, (iii) assistance with respect to identification, assessment, development and execution of strategic plans and initiatives, and (iv) such other guidance, assistance and support as are mutually agreed. The master agreement has no set term, but it, as well as any specific engagement letter entered into pursuant to the master agreement, is terminable upon ten business days written notice by either party.

        Each specific engagement between Cerberus Operations and Advisory Company and us is subject to a separate engagement letter that modifies the terms of the master agreement. Pursuant to the terms of the master agreement and engagement letter, we specify the individuals to be assigned to us under the engagement. The personnel assigned by Cerberus Operations and Advisory Company are not our employees and act solely as independent contractors in providing services to us. No material services are currently being provided to us under the terms of this agreement. During 2009, we incurred fees totaling $0.6 million for services under this agreement. No services were provided to us under this agreement during the three months ended March 31, 2010.

Family Relationships; Legal Proceedings

        There are no family relationships among any of the company's directors or executive officers. None of our directors or executive officers, or an associate of such individual, are involved in a material legal proceeding adverse to us or any of our subsidiaries.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

        We were obligated under the following debt instruments at December 31, 2009 and March 31, 2010 (in thousands):

	December 31, 2009	March 31, 2010
Revolving Credit Facility	$—	$—
7.75% Notes	600,000	600,000
Discount on 7.75% Notes	(3,954)	(3,810)
Capital lease obligations	9,961	9,785

Total debt and capital lease obligations	606,007	605,975
Less: current maturities	(740)	(764)

Long-term debt and capital lease obligations, net of current maturities	$605,267	$605,211

Wachovia Bank Revolving Credit Facility

        We have a $325.0 million asset-based credit agreement administered by Wachovia Bank, N.A., an affiliate of Wells Fargo Securities, which was amended on October 15, 2009 as described below. We use our available cash balances to repay amounts outstanding under our Revolving Credit Facility. We deposit any excess amounts into an overnight investment account. Outstanding principal under this facility is due and payable on the maturity date of December 6, 2011. At March 31, 2010, $2.1 million was being utilized for letters of credit and $322.9 million was unused and available. The letters of credit were used as security for utilities, insurance, and third party warehousing.

        Borrowings under this facility bear interest at a rate based upon either the ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the Revolving Credit Facility at the ABR plus 0.25-0.75% or LIBOR plus 1.50-2.00%. For the three months ended March 31, 2009, the weighted average interest rate of our Revolving Credit Facility was 2.48%. At March 31, 2009, the interest rate on the ABR borrowings was 3.75% and the LIBOR borrowings of $155.0 million ranged from 2.27% to 2.31%. No amounts were outstanding under the Revolving Credit Facility at March 31, 2010 and no significant amounts were outstanding during the three months ended March 31, 2010.

        The Revolving Credit Facility is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our personal property, including real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

        The Revolving Credit Facility contains default provisions, and, pursuant to the October 15, 2009 amendment described below, imposes restrictions on annual capital expenditures if our leverage ratio is 2.00 to 1.00 or less, and contains a financial covenant which requires us to maintain a fixed charge coverage ratio of at least 1.10 to 1.00 if our borrowing availability based on eligible collateral is less than $48.75 million. The Revolving Credit Facility defines certain terms in calculating covenant ratios, including adjusted EBITDA and Indebtedness.

        The borrowing base under our Revolving Credit Facility is based on our accounts receivable and inventory, and is calculated as (i) 85% of our eligible accounts receivable plus (ii) the lesser of (a) 65% of our eligible inventory (valued on a first-in-first-out basis), (b) 85% of the net orderly liquidation value of our eligible inventory as determined by a recent appraisal, and (c) $300 million. Only up to $100 million may be advanced to us based on the value of our work-in-process inventory (with

"filled-not-packed" and "packed-not-released" inventory being considered finished goods inventory). From time to time, the collateral agent under the Revolving Credit Facility may modify our eligibility standards, establish or adjust reserves, or reduce one or more of the other elements used in computing the borrowing base.

        On October 15, 2009, we entered into an amendment to the Revolving Credit Facility dated as of October 12, 2009. The Revolving Credit Facility, as amended, permitted the 7.75% Notes, described in this prospectus, to be issued as long as the First and Second Lien Term Loan Credit Agreements were terminated in connection with the offering of the 7.75% Notes. The amendment also (i) increases the covenant baskets for permitted acquisitions to $250 million, (ii) permits the payment of cash dividends commencing with the first fiscal quarter of 2010 if certain conditions are met as described below, and (iii) increases our capital expenditure baskets so that we will be permitted to make capital expenditures of up to $225 million in each of 2010 and 2011. Moreover, pursuant to the amendments, we are not subject to any limitation on our capital expenditures in any fiscal year if our leverage ratio, as defined, as of the end of the fiscal year most recently ended was less than or equal to 2.00 to 1.00. Minimum availability tests under the Revolving Credit Facility were also increased from $32.5 million to $48.75 million in connection with the amendment.

        Our Revolving Credit Facility, as amended, permits the payment of cash dividends to holders of our common stock commencing with the first fiscal quarter of 2010, so long as (i) the Leverage Ratio determined as of the end of the immediately preceding fiscal quarter for the then most recently completed four fiscal quarters, is equal to or less than 2.00 to 1.00 and (ii) the minimum pro forma Availability as of the date of such dividend (after giving effect to such cash dividend, the funding of all Revolving Loans, and the issuance of all Letters of Credit to be funded or issued as of such date) is not less than $48.75 million; provided that, the aggregate amount of Restricted Payments shall not exceed 50% of Net Income during the period from October 1, 2009 to the end of the most recently ended fiscal quarter as of the date of the Restricted Payment.

Covenant Compliance

        We believe that we are currently in compliance with all covenants or other requirements set forth in our credit facilities.

Future Maturities

        At March 31, 2010, $600.0 million was outstanding under our 7.75% Notes, which have a stated maturity date of November 15, 2016. Payment of principal may be accelerated under certain circumstances as described elsewhere in this prospectus. At March 31, 2010, $0 was outstanding under our $325.0 million Revolving Credit Facility. The Revolving Credit Facility has a maturity date of December 6, 2011.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        This exchange offer is being made pursuant to the Registration Rights Agreement we entered into with the initial purchasers of the outstanding notes on October 21, 2009. The summary of the Registration Rights Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement. A copy of the Registration Rights Agreement is incorporated by reference as a part of this prospectus.

        The Registration Rights Agreement provides that, unless the exchange offer is not permissible under applicable law or SEC policy, the company is required to prepare and, not later than 180 days following the closing date, October 21, 2009, must file with the SEC this prospectus with respect to the exchange offer. The company is also required to use its commercially reasonable efforts to cause this prospectus to become effective under the Securities Act within 240 days of the closing date, October 21, 2009, (or if such day is not a business day, the next succeeding business day).

        Upon the effectiveness of this prospectus, the company is required to commence the exchange offer, as soon as practicable, it being the objective of such exchange offer to enable each holder so electing to exchange outstanding notes for exchange notes (assuming that such holder is not an affiliate of the company, acquires the exchange notes in the ordinary course of such holder's business, has no arrangements with any person to participate in the distribution of the exchange notes and is not prohibited by any law or policy of the SEC from participating in the exchange offer) to trade such exchange notes from and after their receipt without any limitations or restrictions under the Securities Act and without material restrictions under the securities laws of a substantial proportion of the several states of the United States. The company is required to use its commercially reasonable efforts to consummate the exchange offer no later than 45 days after this prospectus is declared effective. In connection with the exchange offer, the company is also required to:

  •
  mail to each holder a copy of this prospectus, together with an appropriate letter of transmittal and related documents; provided, however, that the company is only required to mail this prospectus to holders of which the company is aware after due inquiry;

  •
  keep the exchange offer open for not less than 20 Business Days after the date notice thereof is mailed to the holders (or, in each case, longer if required by applicable law) (the "Expiration Date");

  •
  use its commercially reasonable efforts to keep this prospectus continuously effective under the Securities Act, supplemented and amended as required, under the Securities Act to ensure that it is available for sales of exchange notes by broker-dealers until the expiration date;

  •
  cause this prospectus and any amendment or supplement thereto, as of the effective date of this prospectus or such amendment or supplement, (A) to comply in all material respects with the applicable requirements of the Securities Act; and (B) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in the case of this prospectus, in the light of the circumstances under which they were made) not misleading; it being understood that the company is not responsible for written information furnished to the company by or on behalf of holders expressly for use therein;

  •
  utilize the services of a depositary for the exchange offer with an address in the Borough of Manhattan in New York City, which may be the Trustee or an Affiliate of the Trustee;

  •
  permit holders to withdraw tendered outstanding notes at any time prior to the close of business, New York time, on the last Business Day on which the exchange offer is open;

  •
  prior to effectiveness of this prospectus, provide a supplemental letter to the SEC (A) stating that the company is conducting the exchange offer in reliance on the position of the SEC in Exxon Capital Holdings Corporation (pub. avail. May 13, 1988), Morgan Stanley and Co.,  Inc. (pub. avail. June 5, 1991); and (B) including a representation that the company has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and that, to the best of the company's information and belief, each holder participating in the exchange offer is acquiring the exchange notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

  •
  comply in all respects with all applicable laws.

        As soon as practicable after the close of the exchange offer, the company is required to:

  •
  accept for exchange all outstanding notes validly tendered and not validly withdrawn pursuant to the exchange offer;

  •
  deliver to the Trustee for cancellation in accordance with Section 4(r) of the Registration Rights Agreement all outstanding notes so accepted for exchange; and

  •
  cause the Trustee as soon as practicable to authenticate and deliver to each holder of outstanding notes a principal amount of exchange notes equal to the principal amount of the outstanding notes of such holder so accepted for exchange.

Representations

        By tendering, each holder will represent to us that the person acquiring exchange notes in the exchange offer, whether or not that person is the holder, is obtaining them in the ordinary course of its business, and at the time of the commencement of the exchange offer neither the holder nor, to the knowledge of such holder, that other person receiving exchange notes from such holder has any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes issued in the exchange offer in violation of the provisions of the Securities Act. If any holder or any other person receiving exchange notes from such holder is an "affiliate," as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the notes in violation of the provisions of the Securities Act to be acquired in the exchange offer, the holder or any other person:

  •
  may not rely on applicable interpretations of the staff of the SEC; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer who acquired its outstanding notes as a result of market-making activities or other trading activities, and thereafter receives exchange notes issued for its own account in the exchange offer, must acknowledge that it will comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such exchange notes issued in the exchange offer). The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker-dealers.

Resale of the Registered Notes

        If you tender your outstanding notes in the exchange offer for the purpose of participating in a distribution of registered notes you cannot rely on the position of the SEC staff in Exxon Capital

Holdings Corporation (pub. avail. May 13, 1988), Morgan Stanley and Co., Inc. (pub. avail. June 5, 1991), and Shearman & Sterling (pub. avail. July 2, 1993) and similar no-action letters; and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction, which must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act if the resales are of exchange notes obtained in exchange for outstanding notes acquired directly from the company or one of its affiliates.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on July 15, 2010, or such date and time to which we extend the exchange offer.

Expiration Date; Extensions; Amendments

        The expiration date shall be 5:00 p.m., New York City time, on July 15, 2010, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer are extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time on such date. We expressly reserve the right, in our sole discretion:

  •
  to extend the expiration date;

  •
  if any one of the conditions set forth below under "—Conditions to the Exchange Offer" has not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; and

  •
  to amend the exchange offer in any manner.

        We will give oral or written notice of any extension, delay, non-acceptance, termination, or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures for Tendering

        When the holder of outstanding notes tenders, and we accept such notes for exchange pursuant to that tender, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender such notes for exchange must, on or prior to the expiration date:

  •
  transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to The Bank of New York Mellon Trust Company, N.A., which will act as the exchange agent, at the address set forth below under the heading "—The Exchange Agent";

  •
  comply with DTC's Automated Tender Offer Program, or ATOP, procedures described below; or

  •
  if outstanding notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent's message to the exchange agent as per DTC procedures.

In addition, either:

  •
  the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

  •
  the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the outstanding notes being tendered, along with the letter of transmittal or an agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        The term "agent's message" means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, or "book-entry confirmation," which states that DTC has received an express acknowledgement that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

        The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

        We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), and acceptance of outstanding notes tendered for exchange and all other required documents. We reserve the absolute right to:

  •
  reject any and all tenders of any outstanding note improperly tendered;

  •
  refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful;

  •
  waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note based on the specific facts or circumstances presented either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender outstanding notes in the exchange offer; and

  •
  determine the eligibility of any holder who seeks to tender outstanding notes in the exchange offer.

        Notwithstanding the foregoing, we do not expect to treat any holder of outstanding notes differently from other holders to the extent they present the same facts or circumstances.

        Our determinations, either before or after the expiration date, under, and of the terms and conditions of, the exchange offer, including the letter of transmittal and the instructions to it, or as to any questions with respect to the tender of any outstanding notes, will be final and binding on all parties. To the extent we waive any conditions to the exchange offer, we will waive such conditions as to all outstanding notes. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of us incur any liability for failure to give such notification.

        If a person or persons other than the registered holder or holders of the outstanding notes tendered for exchange signs the letter of transmittal, the tendered outstanding notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding notes.

        If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or any power of attorney, these persons should so indicate when signing, and you must submit proper evidence satisfactory to us of those persons' authority to so act unless we waive this requirement.

        If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

        All of the conditions to the exchange offer must be satisfied or waived at or prior to the expiration of the exchange offer. Promptly following the expiration date we will accept for exchange all outstanding notes validly tendered and not validly withdrawn as of such date. We will promptly issue exchange notes for all validly tendered outstanding notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes for exchange when, as, and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See "—Conditions to the Exchange Offer" for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

        For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Accordingly, registered holders of exchange notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date through which interest has been paid on the outstanding notes, or if no interest has been paid, from the original issue date of the outstanding notes. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer.

        If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or nonexchanged notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC, the nonexchanged notes will be credited to an account maintained with DTC. We will return the outstanding notes or have them credited to DTC, promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

        The participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify the acceptance and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will be deemed to include an agent's message confirming that DTC has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile thereof or an agent's message, with any required signature guarantees and any other required documents, must:

  •
  be transmitted to and received by the exchange agent at the address set forth below under "—The Exchange Agent" on or prior to the expiration date; or

  •
  comply with the guaranteed delivery procedures described below.

        DTC's ATOP program is the only method of processing the exchange offer through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC's communication system. In addition, such tendering participants should deliver a copy of the letter of transmittal to the exchange agent unless an agent's message is transmitted in lieu thereof. DTC is obligated to communicate those electronic instructions to the exchange agent through an agent's message. Any instruction through ATOP, such as an agent's message, is at your risk and such instruction will be deemed made only when actually received by the exchange agent.

        In order for an acceptance of the exchange offer through ATOP to be valid, an agent's message must be transmitted to and received by the exchange agent prior to the expiration date, or the guaranteed delivery procedures described below must be complied with. Delivery of instructions to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

        If a holder of outstanding notes desires to tender such notes and the holder's notes are not immediately available, or time will not permit such holder's outstanding notes or other required documents to reach the exchange agent at or before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

  •
  at or prior to the expiration date, the exchange agent receives from an eligible institution a validly completed and executed notice of guaranteed delivery, substantially in the form accompanying this prospectus, by facsimile transmission, mail, or hand delivery, setting forth the name and address of the holder of the outstanding notes being tendered and the amount of the outstanding notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees, or an agent's message, and any other documents required by the letter of transmittal, will be transmitted to the exchange agent; and

  •
  the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent's message and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

        The notice of guaranteed delivery must be received at or prior to the expiration date.

Withdrawal of Tenders

        You may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at the address set forth below under "—The Exchange Agent." Any such notice of withdrawal must:

  •
  specify the name of the person that has tendered the outstanding notes to be withdrawn;

  •
  identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

  •
  where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

        If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn notes and otherwise comply with the procedures of such facility.

        We will determine all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal and our determination will be final and binding on all parties. Any tendered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC, the outstanding notes withdrawn will be unlocked with DTC for the outstanding notes. The outstanding notes will be returned promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-tendered by following one of the procedures described under "—Procedures for Tendering" above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we may (a) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (b) extend the exchange offer and retain all outstanding notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw those outstanding notes, or (c) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn, if we determine, in our reasonable judgment, that (i) the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC; (ii) an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer or a material adverse development shall have occurred in any existing action or proceeding with respect to us; or (iii) all governmental approvals that we deem necessary for the consummation of the exchange offer have not been obtained.

        The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

        In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

        Holders who desire to tender their outstanding notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.

        Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes. After completion of the exchange offer, we will have no further obligation to provide for the registration under the Securities Act of those outstanding notes except in limited circumstances with respect to specific types of holders of outstanding notes and we do not intend to register the outstanding notes under the Securities Act. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Additional Registration Rights

        If:

          1.     due to any change in law or applicable interpretations thereof by the SEC's staff, the company determines upon advice of its outside counsel that it is not permitted to effect the exchange offer as contemplated by Section 2 of the Registration Rights Agreement;

          2.     for any other reason the exchange offer is not consummated within 285 days of the closing date;

          3.     any initial purchaser of the outstanding notes so requests within 20 days after the consummation of the exchange offer with respect to Securities that are not eligible to be exchanged for exchange notes in the exchange offer and that are held by it following consummation of the exchange offer;

          4.     any holder (other than an initial purchaser of the outstanding notes) who notifies the company within 20 days after the consummation of the exchange offer that it is not eligible to participate in the exchange offer other than by reason of such holder being an affiliate of the company (it being understood that the requirement that a broker-dealer deliver this prospectus in connection with the sale of exchange notes shall not result in such exchange notes being not "freely tradeable") and holds outstanding notes pending consummation of the exchange offer, so requests; or

          5.     in the case of any initial purchaser of the outstanding notes, pursuant to the Registration Rights Agreement, that participates in the exchange offer or acquires exchange notes pursuant to Section 2(f) of the Registration Rights Agreement, such purchaser does not receive freely tradeable exchange notes in exchange for outstanding notes constituting any portion of an unsold allotment (it being understood that (x) the requirement that such holder deliver a prospectus containing the information required by Item 507 or 508 of Regulation S-K under the Securities Act in connection with sales of exchange notes acquired in exchange for such outstanding notes shall result in such exchange notes being not "freely tradeable"; and (y) the requirement that a broker-dealer deliver a prospectus in connection with sales of exchange notes acquired in the exchange offer in exchange for outstanding notes acquired as a result of market-making activities or other trading activities shall not result in such exchange notes being not "freely tradeable"), then the company shall effect a shelf registration statement as promptly as practicable (but in no event (i) if this prospectus is not permitted to be filed by applicable law, more than 180 days following the closing date and (ii) in any other circumstance in which a shelf registration statement is required to be filed, more than 90 days after so required or requested pursuant to Section 3 of the Registration Rights Agreement), file with the SEC and shall use its commercially reasonable efforts to cause to be declared effective under the Securities Act

          1.     if this Registration Statement is not declared effective by the SEC within 240 days of the closing date, within 240 days after the closing date,

          2.     if the exchange offer is not consummated within 285 days of the closing date, within 285 days of the closing date or

          3.     in any other circumstance in which a shelf registration statement is required to be filed, within 180 days after so required or requested, a shelf registration statement relating to the offer and sale of the outstanding notes or the exchange notes, as applicable, by the holders thereof from time to time in accordance with the methods of distribution elected by such holders and set forth in such shelf registration statement; provided, however, that no holder (other than an initial purchaser pursuant to the Registration Rights Agreement) shall be entitled to have the outstanding notes held by it covered by such shelf registration statement unless such holder agrees in writing to be bound by all of the provisions of this prospectus applicable to such holder (with such initial purchaser's agreement thereto being evidenced by their execution of this prospectus); and provided further, that with respect to exchange notes received by such initial purchaser in exchange for outstanding notes constituting any portion of an unsold allotment, the company may, if permitted by current interpretations by the SEC's staff, file a post-effective amendment to this Registration Statement containing the information required by Item 507 or 508 of Regulation S-K, as applicable, in satisfaction of its obligations under this subsection with respect thereto, and any such Registration Statement as so amended, shall be referred to herein as, and governed by the provisions herein applicable to, a shelf registration statement.

        Subject to Section 4(j) of the Registration Rights Agreement, the company is required to use its commercially reasonable efforts to keep the shelf registration statement continuously effective, supplemented and amended as required by the Securities Act, in order to permit this prospectus forming part thereof to be usable by holders for a period (the "Shelf Registration Period") from the date the shelf registration statement is declared effective by the SEC until the earliest of

          1.     the second anniversary thereof,

          2.     the date upon which all the outstanding notes or exchange notes, as applicable, covered by the shelf registration statement have been sold pursuant to the shelf registration statement, and

          3.     the date upon which the outstanding notes or exchange notes, as applicable, are no longer restricted securities (as defined in Rule 144 under the Securities Act, or any successor rule thereof). The company shall be deemed not to have used its commercially reasonable efforts to keep the shelf registration statement effective during the shelf registration period if it voluntarily takes any action that would result in holders of outstanding notes covered thereby not being able to offer and sell such outstanding notes at any time during the shelf registration period, unless such action is (x) required by applicable law or otherwise undertaken by the company in good faith and for valid business reasons (not including avoidance of the company's obligations hereunder), including the acquisition or divestiture of assets, and (y) permitted pursuant to Section 4(j)(ii) of the Registration Rights Agreement.

        The company is required to cause a shelf registration statement and the related prospectus and any amendment or supplement thereto, as of the effective date of a shelf registration statement or such amendment or supplement,

          1.     to comply in all material respects with the applicable requirements of the Securities Act; and

          2.     not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in the case of this prospectus, in the light of the circumstances under which they were made) not misleading; it being understood that the company shall not be so responsible for written information furnished to the company by or on behalf of holders expressly for use therein.

        If:

          1.     on or prior to the 180th day following the date of original issuance of the outstanding notes, neither this Registration Statement nor a shelf registration statement has been filed with the SEC; or

          2.     on or prior to the 240th day following the date of original issuance of the outstanding notes, neither this Registration Statement nor a shelf registration statement has been declared effective; or

          3.     on or prior to the 45th business day after this Registration Statement is declared effective, the exchange offer has not been consummated; or

          4.     after either this Registration Statement or a shelf registration statement has been declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to the exceptions contained in this prospectus) in connection with resales of the outstanding notes or exchange notes in accordance with and during the periods specified in this prospectus;

(each such event referred to in clauses (1) through (4), a "Registration Default"), the company is required to pay liquidated damages ("Registration Default Damages") to the holders of the outstanding notes or exchange notes, as the case may be. Registration Default Damages shall accrue at a rate of 0.25% per annum for the first 90 days from and including the date of a Registration Default (which rate shall be increased by an additional 0.25% per annum for each subsequent 90-day period that such Registration Default Damages continue to accrue, provided that the rate of such Registration Default Damages may in no event exceed 1.00% per annum) until all such Registration Defaults have been cured; provided, however, that (i) upon the filing of this Registration Statement (in the case of paragraph (1) above), (ii) upon the effectiveness of this Registration Statement (in the case of paragraph (2) above), (iii) upon the consummation of the exchange offer (in the case of paragraph (3) above), or (iv) upon the effectiveness of this Registration Statement which had ceased to remain effective (in the case of paragraph (4) above), Registration Default Damages shall cease to accrue, but only if all Registration Defaults have been cured. Notwithstanding any provision herein to the contrary, the amount of Registration Default Damages shall not increase because more than one of the circumstances described in paragraphs (1)-(4) above has occurred and is pending.

The Exchange Agent

        We have appointed The Bank of New York Mellon Trust Company, N.A. as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance with respect to the procedures for the exchange offer, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should also be directed to the exchange agent at the address below:

By Facsimile: (212) 298-1915 Confirm by telephone: (212) 815-5098	The Bank of New York Mellon Trust Company, N.A. Corporate Trust Operations Reorganization Unit 101 Barclay Street Floor 7 East New York, New York 10286 Attn: Mr. Randolph Holder

Fees and Expenses

        We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Accounting Treatment

        We will record the exchange notes at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as the terms of the exchange notes are substantially identical to those of the outstanding notes. The costs of the exchange offer will be deferred and amortized over the terms of the exchange notes. The costs of the exchange offer are not expected to be significant.

Transfer Taxes

        Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes.

Lost or Missing Certificates

        If a holder of outstanding notes desires to tender an outstanding note pursuant to the exchange offer, but the outstanding note has been mutilated, lost, stolen or destroyed such holder should write to or telephone the trustee under the notes indenture at the address listed below, concerning the procedures for obtaining replacement certificates for such outstanding note, arranging for indemnification or any other matter that requires handling by such trustee.

Trustee:

The Bank of New York Mellon Trust Company, N.A.
Corporate Trust Operations
Reorganization Unit
101 Barclay Street
Floor 7 East
New York, New York 10286
Attn: Mr. Randolph Holder
Telephone: (212) 298-1915

DESCRIPTION OF NOTES

        We issued the outstanding notes, and will issue the exchange notes pursuant to an indenture (the "indenture") among the company, each of the Guarantors and The Bank of New York Mellon Trust Company, N.A., national banking association (the "trustee"). The indenture will not be qualified under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), except upon effectiveness of a registration statement for the exchange offer. See "The Exchange Offer—Additional Registration Rights." By its terms, however, the indenture will incorporate certain provisions of the Trust Indenture Act and upon consummation of the exchange offer, will be subject to and governed by the Trust Indenture Act. References to the notes include the exchange notes unless the context otherwise requires.

        Certain terms used in this description are defined under the subheading "—Certain Definitions." In this description, the words "Company," "we" and "our" refer only to Talecris Biotherapeutics Holdings Corp. and not to any of its subsidiaries.

        The following description is only a summary of the material provisions of the indenture. We urge you to read the indenture because it, not this description, defines your rights as holders of these notes. You may request copies of the indenture at our address set forth under the heading "Where You Can Find More Information."

Brief Description of the Notes and the Guarantees

  The Notes

        The notes will be:

  •
  our general unsecured obligations;

  •
  senior in right of payment to all of our existing and any future Subordinated Indebtedness;

  •
  pari passu in right of payment with all of our existing and any future unsecured Indebtedness that is not by its terms expressly subordinated to the notes;

  •
  effectively junior in right of payment to our existing and future secured Indebtedness to the extent of the value of the collateral securing that Indebtedness;

  •
  unconditionally guaranteed by all of our existing and future Domestic Subsidiaries; and

  •
  structurally subordinated to Indebtedness of our Subsidiaries that are not Subsidiary Guarantors.

  The Subsidiary Guarantees

        Each Subsidiary Guarantee of the notes will be:

  •
  a senior unsecured obligation of each Subsidiary Guarantor;

  •
  senior in right of payment to all existing and any future subordinated Indebtedness of that Subsidiary Guarantor;

  •
  pari passu in right of payment with all existing and any future Indebtedness of that Subsidiary Guarantor that is not by its terms expressly subordinated to its Subsidiary Guarantee of the notes;

  •
  effectively junior in right of payment to the existing and future secured Indebtedness of that Subsidiary Guarantor to the extent of the value of the collateral securing that Indebtedness; and

  •
  structurally subordinated to Indebtedness of any Subsidiaries of that Subsidiary Guarantor that are not Subsidiary Guarantors.

        As of December 31, 2009, we had approximately $608.0 million of Indebtedness outstanding on a consolidated basis all of which consisted of Senior Debt. As of December 31, 2009, Indebtedness consisted of $596.0 million, net of discount, outstanding under our 7.75% Notes, capital leases of $10.0 million and letters of credit of $2.0 million.

Principal, Maturity and Interest

        We will issue the notes initially in the aggregate principal amount of $600.0 million. We may issue additional notes from time to time. Any offering of additional notes is subject to compliance with the covenant described below under the caption "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock." Any additional notes will be identical in all respects to the notes offered hereby, except that additional notes will have different issuance dates and may have different issuance prices. The notes, the exchange notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on November 15, 2016. To the extent permitted under the indenture, we may also issue debt securities with different terms pursuant to different indentures.

        Interest on the notes will accrue at the rate of 7.75% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2010. We will make each interest payment to the holders of record on the immediately preceding May 1 and November 1.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Additional interest ("Additional Interest"), which is referred to as registration default damages under the Registration Rights Agreement, may accrue on the notes in certain circumstances pursuant to the Registration Rights Agreement. This Additional Interest provision is more fully explained under "The Exchange Offer—Additional Registration Rights."

Methods of Receiving Payments on the Notes

        If a holder has given wire transfer instructions to us, we will pay all principal, interest, premium, if any, and Additional Interest under the Registration Rights Agreement, if any, on that holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Subsidiary Guarantees

        The notes will be Guaranteed by each of our current and future Domestic Subsidiaries on a senior unsecured basis. These Subsidiary Guarantees will be joint and several obligations of the Subsidiary Guarantors. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law, after giving effect to all other obligations of that Subsidiary Guarantor including its Guarantee of all obligations under the Credit Agreement. If a Subsidiary Guarantee were to be rendered voidable, it could be subordinated by a court to all other debt, including Guarantees and contingent liabilities, of the applicable Subsidiary Guarantor and, depending on the amount of such debt, a Subsidiary Guarantor's liability in respect of its Subsidiary Guarantee could be reduced to zero.

        A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person, other than us or another Subsidiary Guarantor, unless:

          (1)   immediately after giving effect to that transaction, no Default or Event of Default exists; and

          (2)   either:

            (a)   the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Subsidiary Guarantor under the indenture and its Subsidiary Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture and other documents satisfactory to the trustee; or

            (b)   the Net Proceeds of such sale or other disposition are applied in accordance with the provisions of the indenture relating to Asset Sales.

        The Subsidiary Guarantee of a Subsidiary Guarantor will be released:

          (1)   in connection with (a) any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of ours, if the sale or other disposition complies with the provisions of the indenture relating to Asset Sales or (b) any sale of all of the Capital Stock of a Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of ours, if the sale complies with the provisions of the indenture relating to Asset Sales, in each case as provided below under the caption "Repurchase at the Option of Holders—Asset Sales";

          (2)   if we designate any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

          (3)   upon Legal Defeasance or Covenant Defeasance as provided below under the heading "Legal Defeasance and Covenant Defeasance" and upon a discharge of the indenture as provided under the heading "Satisfaction and Discharge;" or

          (4)   if such Subsidiary Guarantor shall not Guarantee any Indebtedness under any Credit Facility (other than if such Subsidiary Guarantor no longer Guarantees any such Indebtedness as a result of payment under any Guarantee of any such Indebtedness by any Subsidiary Guarantor); provided that a Subsidiary Guarantor shall not be permitted to be released from its Subsidiary Guarantee pursuant to this clause (4) if it is an obligor with respect to Indebtedness that would not, under "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," be permitted to be incurred by a Restricted Subsidiary that is not a Subsidiary Guarantor (unless it is also designated as an Unrestricted Subsidiary).

Optional Redemption

        Except as set forth below, the notes will not be redeemable at our option prior to November 15, 2012.

        On or prior to November 15, 2012, we may on one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 107.75% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of any Qualified Equity Offering; provided that:

          (1)   at least 65% of the aggregate principal amount of notes originally issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by us and our Subsidiaries); and

          (2)   the redemption occurs within 90 days of the date of the closing of such Qualified Equity Offering.

        In addition, during each twelve-month period ending on November 15, 2010, 2011 and 2012, we may redeem up to 10% of the originally issued principal amount of notes, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to the registered address of each holder of notes or otherwise in accordance with the procedures of The Depository Trust Company, at a redemption price equal to 103% of the principal amount of the notes redeemed and accrued and unpaid interest and Additional Interest, if any, to the redemption date, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

        On or prior to November 15, 2012, we may redeem all or a part of the notes, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to the registered address of each holder of notes or otherwise in accordance with the procedures of The Depository Trust Company, at a redemption price equal to 100% of the principal amount of the notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

        Except pursuant to the prior paragraphs, the notes will not be redeemable at the company's option prior to November 15, 2012. We are not prohibited by the terms of the indenture, however, from acquiring the notes by means other than a redemption, whether pursuant to an issuer tender offer, in open market transactions or otherwise, assuming such acquisition does not otherwise violate the terms of the indenture.

        On or after November 15, 2012, we may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Fiscal Year	Percentage
2012	103.875%
2013	102.583%
2014	101.292%
2015 and thereafter	100.000%

        Unless we default in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

        We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

  Change of Control

        Upon the occurrence of a Change in Control, we shall be obligated to make an offer to purchase (a "Change of Control Offer") and each holder of notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, we will offer a Change of Control payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased, to the date of purchase. We shall be required to purchase all notes tendered pursuant to the Change of Control Offer and not withdrawn. Subject to compliance with the provisions of the third succeeding paragraph, within 30 days following any Change of Control, we will mail a notice to the trustee and each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the indenture by virtue of such conflict.

        On the Change of Control payment date, we will, to the extent lawful:

          (1)   accept for payment all notes or portions of notes validly and properly tendered and not withdrawn pursuant to the Change of Control Offer;

          (2)   deposit with the paying agent an amount equal to the Change of Control payment in respect of all notes or portions of notes validly and properly tendered and not withdrawn; and

          (3)   deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

        The paying agent will promptly mail to each holder of notes validly and properly tendered and not withdrawn the Change of Control payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

        We will publicly announce the results of a Change of Control Offer on or as soon as practicable after the Change of Control payment date.

        The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable, except as described below under "Legal Defeasance and Covenant Defeasance." Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization, spin-off or similar transaction.

        We will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes validly and properly tendered and not withdrawn under the Change of Control Offer, (ii) notice of redemption of all of the notes has been given pursuant to the indenture as described above under the caption "Optional Redemption," unless and until there is a default in payment of the applicable redemption price, or (iii) in connection with or in contemplation of any Change of Control for which a definitive agreement is in place we or a third party has made an offer to purchase (an "Alternate Offer") any and all notes validly and properly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all notes validly and properly tendered and not withdrawn in accordance with the terms of such Alternate Offer; provided that the terms of such Alternate Offer shall not require holders to irrevocably tender notes and such Alternate Offer shall not close unless and until the Change of Control is actually consummated.

        Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us.

        The provisions under the indenture relative to the company's obligation to make a Change of Control Offer may, prior to the occurrence of a Change of Control, be waived or modified with the consent of the holders of at least a majority in principal amount of the then outstanding notes issued under the indenture. Following the occurrence of a Change of Control, any change, amendment or modification in any material respect of the obligation of the company to make and consummate a Change of Control Offer may only be effected with the consent of each holder affected thereby.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our properties or assets and the properties or assets of our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

        We will not, and will not permit any of our Restricted Subsidiaries to, make any Asset Sale unless:

          (1)   we (or the Restricted Subsidiary, as the case may be) receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets sold, leased, transferred, conveyed or otherwise disposed of; and

          (2)   at least 75% of the consideration received in the Asset Sale by us or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets, or a combination thereof.

  For purposes of this provision, each of the following will be deemed to be cash:

            (a)   any liabilities of ours or any of our Restricted Subsidiaries, as shown on our or such Restricted Subsidiary's most recent balance sheet (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Restricted Subsidiary's Subsidiary Guarantee), that are assumed by the transferee of any such assets pursuant to a customary assumption agreement that releases us or such Restricted Subsidiary from further liability;

            (b)   any securities, notes or other obligations received by us or any such Restricted Subsidiary from such transferee that are converted by us or such Restricted Subsidiary into cash within 365 days of the consummation of such Asset Sale (subject to ordinary settlement periods), to the extent of the cash received in that conversion;

            (c)   any stock or assets of the kind referred to in clauses (2) or (3) of the next paragraph of this covenant; and

            (d)   any Designated Non-Cash Consideration received by us or any of our Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by the our Board of Directors), taken together with all other Designated Non-Cash Consideration received pursuant to this clause (d) that is at such time outstanding, not to exceed an amount equal to the greater of (x) $35.0 million and (y) 2.50% of Total Assets at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, we may apply those Net Proceeds at our option:

          (1)   to repay Indebtedness and other Obligations under Senior Secured Debt, other Indebtedness or Obligations secured by a Lien on the asset sold, or Attributable Debt relating to the asset sold and then, to the extent Net Proceeds remain, under Senior Debt;

          (2)   to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business; or

          (3)   to acquire other long-term assets that are used or useful in a Permitted Business.

        In the case of each of clauses (2) and (3) above, the entry into a definitive agreement to acquire such assets within 365 days after the receipt of any Net Proceeds from an Asset Sale shall be treated as a permitted application of the Net Proceeds from the date of such agreement so long as the company or such Restricted Subsidiary enters into such agreement with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such agreement and such Net Proceeds are actually so applied within such period.

        Pending the final application of any Net Proceeds, we may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $25.0 million, we will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, we may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness validly and properly tendered and not withdrawn into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and we or the trustee, agent or other similar party with respect to such other pari passu Indebtedness will select such Indebtedness to be purchased as described below under "Selection and Notice." Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

        Our and our Subsidiaries' existing and future Indebtedness may contain limitations on certain events that would constitute a Change of Control or Asset Sale or require such Indebtedness to be repurchased upon a Change of Control or Asset Sale. Moreover, the exercise by holders of notes of their right to require us to repurchase such notes could cause a default under our and our Subsidiaries' existing or future Indebtedness, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such purchases on us. In the event that a Change of Control or Asset Sale occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain a consent or repay those borrowings, we will remain prohibited from purchasing notes. In addition, our ability to pay cash to holders of notes upon a repurchase may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to repurchase notes in connection with a Change of Control or Asset Sale would result in a default under the indenture. Such a default would, in turn, constitute a default under our existing Indebtedness and may constitute a default under future Indebtedness as well. Our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding. See "Amendment, Supplement and Waiver."

Selection and Notice

        If less than all of the notes are to be redeemed or purchased at any time, the trustee will select notes for redemption or purchase as follows:

          (1)   if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

          (2)   if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

        No notes of $1,000 or less can be redeemed in part. Notices of purchase or redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Any inadvertent defect in the notice of redemption, including an inadvertent failure to give notice, to any holder selected for redemption will not impair or affect the validity of the redemption of any other note redeemed in accordance with the provisions of the indenture. Notices of redemption may not be conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the outstanding note will be issued in the name of the holder of notes upon cancellation of the outstanding note. Notes called for redemption become due on the date fixed for redemption. Notes held in certificated form must be surrendered to the paying agent in order to collect the redemption price. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

        Set forth below are summaries of certain covenants that will be contained in the indenture. If on any date following the date of the indenture (i) the notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "Covenant Suspension Event"), then we and our Restricted Subsidiaries will not be subject to the following covenants (collectively, the "Suspended Covenants"):

          (1)   "Repurchase at the Option of Holders—Asset Sales";

          (2)   "—Restricted Payments";

          (3)   "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (4)   clause (d) of the first paragraph of "—Merger, Consolidation or Sale of Assets";

          (5)   "—Transactions with Affiliates";

          (6)   "—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries";

          (7)   "—Designation of Restricted and Unrestricted Subsidiaries"; and

          (8)   clauses 1(a) and (3) of "—Sale and Leaseback Transactions."

        In the event that we and our Restricted Subsidiaries are not subject to the Suspended Covenants under the indenture for any period of time as a result of the foregoing, and on any subsequent date (the "Reversion Date") (a) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the notes below an Investment Grade Rating and/or (b) we or any of our Affiliates enter into an agreement to effect a transaction that would result in a Change of Control and one or both of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the notes below an Investment Grade Rating, then we and our Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the indenture with respect to future events, including, without limitation, a proposed transaction described in clause (b) above.

        The period of time between the Suspension Date and the Reversion Date is referred to in this description as the "Suspension Period." Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be reset at zero. In the event of any such reinstatement of the Suspended Covenants, no action taken or omitted to be taken by us or any of our Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the indenture; provided that (1) with respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments made will be calculated as though the covenant described under the caption "—Restricted Payments" had been in effect prior to, but not during, the Suspension Period, provided that any Subsidiaries designated as Unrestricted Subsidiaries during the Suspension Period shall automatically become Restricted Subsidiaries on the Reversion Date (subject to our right to subsequently designate them as Unrestricted Subsidies in compliance with the covenants set out below) and (2) all Indebtedness incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (2) of the second paragraph of "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock."

        There can be no assurance that the notes will ever achieve or maintain Investment Grade Ratings.

  Restricted Payments

        We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any other payment or distribution on account of our or any of our Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving us or any of our Restricted Subsidiaries) or to the direct or indirect holders of our or any of our Restricted Subsidiaries' Equity Interests in their capacity as such (in each case other than dividends or distributions payable in our or any of our Restricted Subsidiaries' Equity Interests (other than Disqualified Stock) or to us or any of our Restricted Subsidiaries);

          (2)   purchase, redeem, defease or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving us or any of our Restricted Subsidiaries) any of our or our Restricted Subsidiaries' Equity Interests (in each case other than any of our Restricted Subsidiaries' Equity Interests owned by us or another Restricted Subsidiary or for consideration consisting solely of our Equity Interests other than Disqualified Stock);

          (3)   make any payment on or with respect to, or purchase, redeem, repurchase, defease or otherwise acquire or retire for value any of our or our Restricted Subsidiaries' Subordinated Indebtedness (other than Subordinated Indebtedness owed to us or any of our Restricted Subsidiaries), except (i) a payment of interest or principal at the Stated Maturity thereof, (ii) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of such purchase, repurchase or other acquisition, or (iii) for consideration consisting solely of our Equity Interests other than Disqualified Stock; or

          (4)   make any Restricted Investment.

  (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

            (1)   no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

            (2)   we would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; and

            (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by us and our Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (3), (5) and (6) of the next paragraph), is less than the sum, without duplication, of:

              (A)  50% of our Consolidated Net Income for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing October 1, 2009 to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

              (B)  100% of the aggregate net cash proceeds or the fair value (as determined in good faith by the Board of Directors) of property or assets received by us since the date of the indenture as a contribution to our common equity capital or from the issue or sale of our Equity Interests (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of ours that have been converted into or exchanged for such Equity Interests (other than Equity Interests or Disqualified Stock or debt securities sold to a Subsidiary of ours), together with the aggregate net cash and Cash Equivalents received by us or any of our Restricted Subsidiaries at the time of such conversion or exchange, plus

              (C)  to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the proceeds realized from the sale of such Restricted Investment and proceeds representing the return of the capital with respect to such Restricted Investment, in each case to the company or any Restricted Subsidiary, less the cost of the disposition of such Restricted Investment, plus

              (D)  to the extent that any of our Unrestricted Subsidiaries is redesignated as a Restricted Subsidiary after the issue date, the portion (proportionate to the company's interest in such Unrestricted Subsidiary) of the fair market value of the net assets of the Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary.

        So long as no Default has occurred and is continuing or would be caused thereby (except with respect to clauses (1) and (4) through (7) below), the preceding provisions will not prohibit:

          (1)   the payment of any dividend (or other distribution) or the consummation of any irrevocable redemption within 90 days after the date of declaration of the dividend (or other distribution) or giving of the redemption notice, as the case may be, if at the date of declaration or notice the dividend (or other distribution) payment or redemption would have complied with the provisions of the indenture;

          (2)   the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to any of our Restricted Subsidiaries) of, our Equity Interests (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to us; provided that the amount of any such net cash proceeds that are utilized to make any such Restricted Payment will be excluded from clause (3)(B) of the preceding paragraph;

          (3)   the purchase, defeasance, redemption, repurchase or other acquisition or retirement of our Subordinated Indebtedness or Subordinated Indebtedness of any of our Restricted Subsidiaries with (i) the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or (ii) in exchange for, or out of the proceeds of a substantially concurrent Qualified Equity Offering;

          (4)   in the case of a Restricted Subsidiary, the payment of dividends (or in the case of any partnership or limited liability company, any similar distribution) to the holders of its Capital Stock on a pro rata basis;

          (5)   repurchases of our Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Equity Interests represent a portion of the exercise price thereof and repurchases of Equity Interests deemed to occur upon the withholding of a portion of the Equity Interests granted or awarded to an employee to pay for the taxes payable by such employee upon such grant or award, or the vesting thereof, in an amount not to exceed $5.0 million;

          (6)   the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness following a Change of Control after we shall have complied with the provisions of the covenant described above under the caption "Repurchase at the Option of Holders—Change of Control," including the payment of the applicable purchase price;

          (7)   the declaration and payment of dividends on our Capital Stock in an amount not to exceed $30.0 million in each consecutive twelve-month period commencing after November 15, 2012; and

          (8)   other Restricted Payments in an aggregate amount since the issue date not to exceed $75.0 million.

        The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s), property or securities proposed to be transferred or issued by us or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by our Board of Directors whose resolutions with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $25.0 million.

  Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

        We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and we will not issue any Disqualified Stock and will not permit any of our Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that we may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any of our Subsidiary Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock if the Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom including to refinance other indebtedness), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

          (1)   Indebtedness incurred by the company and Restricted Subsidiaries pursuant to Credit Facilities, including the Credit Agreement, in an amount outstanding at any time not to exceed the greater of (x) $425.0 million and (y) the Borrowing Base;

          (2)   the incurrence by us and our Restricted Subsidiaries of the Existing Indebtedness (other than Indebtedness under the Credit Agreement);

          (3)   the incurrence by us and any Subsidiary Guarantor of Indebtedness represented by the notes to be issued on the date of the indenture and the Subsidiary Guarantees thereof (and any notes and Guarantees issued in exchange for the notes and Subsidiary Guarantees pursuant to the Registration Rights Agreement);

          (4)   the incurrence by us or any of our Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings, purchase money obligations, industrial development or similar bonds, or tax-advantaged governmental or quasi-governmental financing, including without limitation the sale and leaseback arrangements described under clause (5) under the exclusions set forth under the definition of Asset Sale, in each case incurred for the purpose of financing all or any part of the purchase price or cost of design, development, construction, installation or improvement (including at any point subsequent to the purchase) of real or personal property, plant or equipment used in our business or the business of such Restricted Subsidiary (whether through the direct acquisition or otherwise of such assets or the acquisition of Equity Interests of any Person owning such assets), in an aggregate principal amount, including all Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of (x) $100.0 million and (y) 5.0% of Total Assets , at any time outstanding;

          (5)   the incurrence by us or any of our Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness, unless remedies are exercised in connection therewith) that was incurred under the first paragraph of this covenant or clauses (1), (2), (3), (4), (5), (6), (7) and (15) of this paragraph;

          (6)   the incurrence by us or any of our Restricted Subsidiaries of intercompany Indebtedness owed to us or any of the Restricted Subsidiaries; provided, however, that:

            (a)   if we are the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes;

            (b)   if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to such Subsidiary Guarantor's Subsidiary Guarantee; and

            (c)   (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than us or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness (other than the creation of a Permitted Lien upon such intercompany Indebtedness to a Person that is not either us or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by us or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

          (7)   the incurrence by us or any of our Restricted Subsidiaries of Hedging Obligations or entry into derivative transactions, in each case, in the normal course of business and so long as such obligations and transactions are not entered into for speculative purposes;

          (8)   the incurrence of Guarantees by us or any of the Subsidiary Guarantors of our Indebtedness or Indebtedness of one of our Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant;

          (9)   the incurrence of Guarantees by any Restricted Subsidiary that is not a Subsidiary Guarantor of Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that was permitted to be incurred by another provision of this covenant;

          (10) the incurrence by us and our Restricted Subsidiaries of Indebtedness in respect of workers' compensation claims, self-retention or self-insurance obligations, unemployment insurance, performance, bid, release, appeal, surety and similar bonds and related reimbursement obligations and completion guarantees provided or incurred by us and our Restricted Subsidiaries in the ordinary course of business, guarantees for the account of plasma suppliers in the ordinary course of business and consistent with past practice, and obligations in connection with participation in government reimbursement or other programs or other similar requirements;

          (11) the incurrence by us and our Restricted Subsidiaries of Indebtedness arising from our and our Restricted Subsidiaries' agreements providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the sale of goods or acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by us and our Restricted Subsidiaries in connection with such acquisition or disposition;

          (12) the incurrence by us and our Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of incurrence;

          (13) the incurrence by us and our Restricted Subsidiaries of Indebtedness to the extent the net proceeds thereof are promptly deposited to defease the Notes as described below under "Legal Defeasance and Covenant Defeasance";

          (14) the incurrence by us or any of our Restricted Subsidiaries of additional Indebtedness or the issuance by us of Disqualified Stock or preferred stock in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (14), not to exceed $100.0 million;

          (15) the incurrence by our Foreign Subsidiaries of Indebtedness in an aggregate principal amount at any time outstanding not to exceed the greater of $25.0 million and 2.0% of our Total Assets at the time of incurrence;

          (16) the incurrence of Indebtedness consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

          (17) the incurrence of Acquired Debt in an aggregate principal amount not to exceed $50.0 million; and

          (18) the incurrence of guarantees of the obligations of Centric Health Resources in an aggregate principal amount not exceeding $5.0 million at any time outstanding.

        For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above as of the date of incurrence thereof or is entitled to be incurred pursuant to the first paragraph of this covenant, we shall, in our sole discretion, (x) at the time the proposed Indebtedness is incurred, classify all or a portion of that item of Indebtedness on the date of its incurrence under either the first paragraph of this covenant or under such category of Permitted Debt, as the case may be, (y) reclassify at a later date all or a portion of that or any other item of Indebtedness as being or having been incurred in any manner that complies with this covenant (so long as the Indebtedness being reclassified could have been incurred under the first paragraph or under such category of Permitted Debt on the date of its incurrence) and (z) elect to comply with this covenant and the applicable definitions in any order; provided, however, that Indebtedness incurred pursuant to the Credit Agreement on the date of the indenture shall initially be treated as incurred pursuant to clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in our Fixed Charges as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that we or our Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

        We will not incur any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Debt of ours and not subordinate or junior in right of payment to the notes other than Senior Secured Debt, which may carry preferences with respect to sharing or payment of the proceeds of secured assets; provided, however, that no Indebtedness of ours will be deemed to be contractually subordinated in right of payment solely by virtue of being unsecured. No Subsidiary Guarantor will incur any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Subsidiary Guarantor and not subordinate or junior in right of payment to such Subsidiary Guarantor's Subsidiary Guarantee other than Senior Secured Debt, which may carry preferences with respect to sharing or payment of the proceeds of secured assets; provided, however, that no Indebtedness of a Subsidiary Guarantor will be deemed to be contractually subordinated in right of payment solely by virtue of being unsecured.

        We will not permit any Unrestricted Subsidiary to incur any Indebtedness other than Non-recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to be an incurrence of Indebtedness by the obligors of such Indebtedness.

  Liens

        We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables on any property, asset, or any proceeds therefrom ("Primary Lien"), now owned or hereafter acquired, except Permitted Liens, unless:

          (1)   in the case of Liens securing Subordinated Indebtedness, the notes and related Subsidiary Guarantees are secured by a Lien on such property (including Capital Stock of a Restricted Subsidiary) or assets that are senior in priority to such Liens; and

          (2)   in the case of Liens securing Senior Debt, the notes and related Subsidiary Guarantees are equally and ratably secured by a Lien on such property (including Capital Stock of a Restricted Subsidiary) or assets.

        Any Lien created for the benefit of the holders of the notes pursuant to the immediately preceding paragraph shall automatically and unconditionally be released and discharged upon the release and discharge of the Primary Lien, without any further action on the part of any Person.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1)   pay dividends or make any other distributions on or in respect of its Capital Stock to us or any of our Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to us or any other of our Restricted Subsidiaries;

          (2)   make any loans or advances to us or any other of our Restricted Subsidiaries;

          (3)   transfer any of its properties or assets to us or any other of our Restricted Subsidiaries; or

          (4)   guarantee any of our Restricted Subsidiaries' Indebtedness.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (1)   agreements as in effect on the date of the indenture (including the Credit Agreement) or subsequent agreements relating to our Indebtedness or Indebtedness of any Subsidiary Guarantor and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

          (2)   the indenture, the notes and the Subsidiary Guarantees;

          (3)   applicable law, rules, regulations and orders;

          (4)   any instrument governing Indebtedness or Capital Stock of a Person acquired by us or any of our Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

          (5)   customary non-assignment provisions in contracts, licenses and leases entered into in the ordinary course of business;

          (6)   purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

          (7)   any agreement for the sale or other disposition of a Restricted Subsidiary or of all or substantially all of its assets that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

          (8)   Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

          (9)   Liens permitted to be incurred under the provisions of the "—Liens" covenant that limit the right of the debtor to dispose of the assets subject to such Liens;

          (10) restrictions on cash or other deposits or net worth imposed by customers (including governmental entities) under contracts entered into in the ordinary course of business;

          (11) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale and leaseback transactions, stock sale agreements and other similar agreements entered into in the ordinary course of business or with the approval of our Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

          (12) any encumbrance or restriction on our ability or the ability of any Restricted Subsidiary to transfer its interest in any Investment not prohibited under "—Restricted Payments."

  Issuances and Sales of Capital Stock of Restricted Subsidiaries

        We (a) will not, and will not permit any of our Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any of our Restricted Subsidiaries to any Person (other than to us or another Restricted Subsidiary of ours), unless (i) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Restricted Subsidiary, and (ii) the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the provisions described above under "Repurchase at the Option of Holders—Asset Sales"; provided that this clause (a) shall not apply to any pledge of Capital Stock of any Restricted Subsidiary of ours securing Indebtedness under the Senior Secured Debt or any exercise of remedies in connection therewith, to the extent such Credit Facilities are secured by a Lien on such Capital Stock in accordance with the provisions of the "—Liens" covenant above, and (b) will not permit any Restricted Subsidiary of ours to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than us or another Restricted Subsidiary of ours.

  Merger, Consolidation or Sale of Assets

        We may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not we are the surviving corporation) or (2) sell, assign, transfer, convey (not including any conveyance, if any, resulting solely from the creation of any Lien, unless remedies are exercised in connection therewith) or otherwise dispose of all or substantially all of our properties and assets and the properties and assets of the company or our Restricted Subsidiaries, taken as a whole, in one or more related transactions, to another Person or Persons; unless:

          (a)   either: (x) we are the surviving corporation; or (y) the Person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

          (b)   the Person formed by or surviving any such consolidation or merger (if other than us) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all of our obligations under the notes and the indenture pursuant to an agreement in a form reasonably satisfactory to the trustee;

          (c)   immediately after such transaction no Default or Event of Default exists; and

          (d)   we or the Person formed by or surviving any such consolidation or merger (if other than us), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, (i) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" covenant or (ii) our Fixed Charge Coverage Ratio or the Fixed Charge Coverage Ratio of the Person formed by or surviving any such consolidation or merger (if other than us) would not be less than our Fixed Charge Coverage Ratio immediately prior to such transaction or series of transactions.

        In addition, we may not, directly or indirectly, lease all or substantially all of our properties and assets, in one or more related transactions, to any other Person.

        The Person formed by or surviving any consolidation or merger (if other than us) will succeed to, and be substituted for, and may exercise every right and power of ours under the indenture.

        Clauses (c) and (d) of the first paragraph of this "Merger, Consolidation or Sale of Assets" covenant will not apply to:

          (1)   a merger of us with an Affiliate solely for the purpose of reincorporating us in another jurisdiction; or

          (2)   any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among us and our Restricted Subsidiaries.

  Designation of Restricted and Unrestricted Subsidiaries

        Our Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by us and our Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the "—Restricted Payments" covenant or Permitted Investments, as determined by us. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Our Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

  Transactions with Affiliates

        We will not, and will not permit any of our Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of our or our Restricted Subsidiaries' respective properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

          (1)   the Affiliate Transaction is on terms that taken as a whole are no less favorable to us or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by us or such Restricted Subsidiary with an unrelated Person; and

          (2)   we deliver to the trustee:

            (a)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, a resolution of our Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of our Board of Directors (and, if any, a majority of the disinterested members of our Board of Directors with respect to such transaction); and

            (b)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

          (1)   any customary consulting or employment agreement or arrangement, benefit arrangement or plan, incentive compensation plan, stock option or stock ownership plan, employee benefit plan, severance arrangements, expense reimbursement arrangements, officer or director indemnification agreement or any similar arrangement entered into by us or any of our Restricted Subsidiaries for the benefit of our directors, officers, employees and consultants and payments and transactions pursuant thereto, including, without limitation, those payments described under the captions "Executive Compensation" and "Management—Director Compensation" in this prospectus and otherwise, in each case, in the ordinary course of business;

          (2)   transactions between or among us and/or our Restricted Subsidiaries;

          (3)   payment of reasonable directors compensation and indemnification costs permitted by our organizational documents for the benefit of directors, officers and employees, in each case, in the ordinary course of business;

          (4)   Permitted Investments or Restricted Payments that are permitted by the "—Restricted Payments" covenant;

          (5)   any agreement (including any certificate of designations relating to Capital Stock) as in effect as of the date of the indenture or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the holders in any material respect than the original agreement as in effect on the date of the indenture; and

          (6)   the granting or performance of customary registration rights in respect of restricted Equity Interests held or acquired by Affiliates.

  Additional Subsidiary Guarantees

        If we or any of our Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will execute and deliver to the trustee a supplemental indenture providing for a Subsidiary Guarantee and deliver an opinion of counsel satisfactory to the trustee as to the due authorization, execution and delivery and the enforceability of such Subsidiary Guarantee within 20 business days of the date on which it was acquired or created; provided, however, that the foregoing shall not apply to Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries.

  Sale and Leaseback Transactions

        We will not, and will not permit any of our Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that we or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

          (1)   we or that Restricted Subsidiary could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" covenant and (b) incurred a Lien to secure such Indebtedness pursuant to the "—Liens" covenant;

          (2)   the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by our Board of Directors, taking into account the nature of the transaction, and set forth in an officers' certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

          (3)   the transfer of assets in that sale and leaseback transaction is permitted by, and we apply the proceeds of such transaction in compliance with, the provisions of "Repurchase at the Option of Holders—Asset Sales."

  Payments for Consent

        We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports

        Whether or not required by rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC's rules and regulations:

          (1)   all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, as the case may be, if we were required to file such Forms pursuant to Section 13(a) or 15(d) of the Exchange Act or any successor provision thereto, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on our consolidated annual financial statements by our certified independent accountants; and

          (2)   all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

        We will be deemed to have furnished such reports to the trustee and the holders if we have filed such information or reports with the SEC via the EDGAR filing system and such information or reports are publicly available.

        If we have designated any of our Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of us and our Restricted Subsidiaries separate from the financial condition and results of operations of our Unrestricted Subsidiaries.

        In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the SEC, we will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing). In addition, we and the Subsidiary Guarantors have agreed that, for so long as any notes remain outstanding, if at any time we are not required to file with the SEC the information and reports required by clauses (1) and (2) above, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        Notwithstanding anything herein to the contrary, we will not be deemed to have failed to comply with any of our agreements hereunder for purposes of clause (4) under "Events of Default and Remedies" until 120 days after the date any information or report hereunder is required to be furnished to holders of notes or filed with the SEC pursuant to this covenant.

Events of Default and Remedies

        Each of the following is an "Event of Default":

          (1)   default for 30 days in the payment when due of interest on or Additional Interest with respect to the notes;

          (2)   default in payment when due of the principal of or premium, if any, on the notes;

          (3)   failure by us or any of our Restricted Subsidiaries for 30 days after notice to comply with the "—Merger, Consolidation or Sale of Assets" covenant or with the provision described under the heading "Repurchase at the Option of Holders—Change of Control";

          (4)   failure by us or any of our Restricted Subsidiaries for 60 days after notice to comply with any other covenant or agreement in the indenture or the notes after written notice thereof is given to us by the trustee or to us and to the trustee by holders of at least 25% in aggregate principal amount of the then outstanding notes voting as a single class;

          (5)   default under any agreement, bond, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us or any of our Restricted Subsidiaries (or the payment of which is guaranteed by us or any of our Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

            (a)   is caused by a failure to pay any scheduled installment of principal on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

            (b)   results in the acceleration of such Indebtedness prior to its express maturity,

  and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more; provided, however, where (i) neither the company nor a Restricted Subsidiary has general liability with respect to such Indebtedness, and (ii) the creditor has agreed in writing that such creditor's recourse is solely to specified assets or Unrestricted Subsidiaries, the amount of such Indebtedness shall be deemed to be the lesser of (x) the principal amount of such Indebtedness, and (y) the fair market value of such specified assets to which the creditor has recourse;

          (6)   failure by us or any of our Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary to pay final and non-appealable judgments in a jurisdiction where we or our Restricted Subsidiaries have material assets entered by a court or courts of competent jurisdiction aggregating in excess of $50.0 million (net of any amounts covered by insurance), which judgments are not paid, discharged or stayed for a period of 60 days;

          (7)   except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

          (8)   certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us, any Restricted Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

        Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notices is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Additional Interest.

        Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Additional Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

          (1)   such holder has previously given the trustee notice that an Event of Default is continuing;

          (2)   holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

          (3)   such holders have offered, and, if requested, have provided, the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

          (4)   the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

          (5)   holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

        The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest on, or the principal of, the notes.

        In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by us or on our behalf with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

        We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, partner, manager, agent, member, incorporator (or Person forming any limited liability company) or stockholder of ours or of any Subsidiary Guarantor, as such, will have any liability for any obligations of ours or of the Subsidiary Guarantors under the notes, the indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note and guarantee waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes and guarantees. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes and all obligations of the Subsidiary Guarantors discharged with respect to their Subsidiary Guarantees ("Legal Defeasance") except for:

          (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on, such notes when such payments are due from the trust referred to below;

          (2)   our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the trustee, and our and the Subsidiary Guarantors' obligations in connection therewith; and

          (4)   the Legal Defeasance and Covenant Defeasance provisions of the indenture.

        In addition, we may, at our option and at any time, elect to have our obligations and the obligations of the Subsidiary Guarantors released with respect to certain covenants (including the obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under the heading "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

          (2)   in the case of Legal Defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal

  Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

          (5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (including, without limitation, the Credit Agreement, but excluding the indenture) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

          (6)   we must deliver to the trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring the holders of notes over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

          (7)   we must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next three succeeding paragraphs, the indenture or the notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Subsidiary Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

          (1)   reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders");

          (3)   reduce the rate of or change the time for payment of interest on any note;

          (4)   waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the Payment Default that resulted from such acceleration);

          (5)   make any note payable in money other than that stated in the notes;

          (6)   make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, or Additional Interest, if any, on the notes;

          (7)   waive a redemption payment with respect to any note (other than a payment required by one of the covenants); or

          (8)   make any change in the preceding amendment and waiver provisions.

        Without the consent of at least two-thirds in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), an amendment, supplement or waiver may not release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture.

        Notwithstanding the preceding, without the consent of any holder of notes, we, the Subsidiary Guarantors and the trustee may amend or supplement the indenture, the notes or the Subsidiary Guarantees:

          (1)   to cure any ambiguity, defect or inconsistency;

          (2)   to provide for uncertificated notes in addition to or in place of certificated notes;

          (3)   to provide for the assumption by a successor corporation of our or a Subsidiary Guarantor's obligations under the notes, the indenture and/or a Subsidiary Guarantee in the case of a merger or consolidation or sale of all or substantially all of our or a Subsidiary Guarantor's assets;

          (4)   to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

          (5)   to comply with any requirement of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

          (6)   to add covenants for the benefit of the holders or to surrender any right or power conferred upon us or any Subsidiary Guarantor;

          (7)   to add a Subsidiary Guarantor under the indenture;

          (8)   to conform the text of the indenture, the Subsidiary Guarantees or the notes to any provision of this "Description of the Notes" to the extent that such provision in this "Description of the Notes" was intended to be a verbatim recitation of a provision of the indenture, Subsidiary Guarantee or the notes;

          (9)   to provide for the issuance of additional notes in accordance with the limitations as set forth in the indenture; or

          (10) to provide for a successor trustee in accordance with the terms of the indenture or to otherwise comply with any requirement of the indenture; or

          (11) to comply with the rules of any applicable securities depositary.

        Where the consent of the holders of the notes is required to approve an amendment, supplement, waiver or consent under the indenture, it is not necessary for the consent of the holders of notes to approve the particular form of any proposed amendment, supplement, waiver and consent, but it is sufficient if such consent approves the substance thereof.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

          (1)   either:

            (a)   all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or

            (b)   all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and we or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash and non-callable Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

          (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which we or any Subsidiary Guarantor is a party or by which we or any Subsidiary Guarantor is bound;

          (3)   we or any Subsidiary Guarantor has paid or caused to be paid all sums payable by us under the indenture; and

          (4)   we have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money and/or non-callable Government Securities toward the payment of the notes at maturity or the redemption date, as the case may be.

        In addition, we must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        The indenture will provide that, except during the continuance of an event of default, the trustee thereunder will perform only such duties as are specifically set forth in the indenture. If an event of default has occurred and is continuing, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        If the trustee becomes a creditor of ours or of any Subsidiary Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must (i) eliminate such conflict within 90 days, (ii) apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or (iii) resign.

        The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The indenture and the notes will be governed by the laws of the State of New York, without regard to the principles of conflicts of law.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Applicable Premium" means, with respect to any note on any redemption date, the greater of:

          (1)   1.0% of the principal amount of such note; and

          (2)   the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such note at November 15, 2012 (such redemption price being set forth in the tables appearing above under the fourth paragraph under the caption "Optional Redemption"), plus (ii) all required interest payments due on such note through November 15, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the principal amount of such note.

        "Asset Sale" means the sale, lease (as lessor), conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of us and our Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under "Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under "Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of "Repurchase at the Option of Holders—Asset Sales."

        Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

          (1)   any single transaction or series of related transactions that involves assets or rights having a fair market value of less than $7.5 million;

          (2)   a transfer of assets or rights between or among us and our Restricted Subsidiaries or between or among our Restricted Subsidiaries;

          (3)   the sale, lease, conveyance or other disposition of equipment, inventory (including, but not limited to, raw materials, work-in-progress and finished goods), accounts receivable or other assets or rights in the ordinary course of business, or if excess, obsolete, damaged, worn-out or surplus or no longer used or useful in the conduct of business as then being conducted;

          (4)   a Restricted Payment that is permitted by "Certain Covenants—Restricted Payments" or a Permitted Investment;

          (5)   the sale, lease, conveyance or other disposition of property or assets acquired within the twelve month period prior to such sale, lease, conveyance or disposition in preparation for a sale and leaseback transaction relating to such property or assets;

          (6)   an issuance of Equity Interests by one of our Restricted Subsidiaries to us or another Restricted Subsidiary;

          (7)   the sale or other disposition of cash or Cash Equivalents;

          (8)   the license or sub-license of patents, trademarks, copyrights, know how, process technology or other intellectual property to third Persons by us or our Restricted Subsidiaries, so long as we or such Restricted Subsidiary retain the right to use such licensed property; and

          (9)   the granting or assumption of a Lien permitted by "Certain Covenants—Liens," including a Permitted Lien.

        "Asset Sale Offer" has the meaning assigned to that term in the indenture governing the notes.

        "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

        "Board of Directors" means:

          (1)   with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board of directors;

          (2)   with respect to a partnership, the board of directors of the general partner of the partnership;

          (3)   with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

          (4)   with respect to any other Person, the board or committee of such Person serving a similar function.

        "Borrowing Base" means the "Borrowing Base" under the Credit Agreement from time to time calculated in accordance with the definition of "Borrowing Base" under the Credit Agreement as in effect at the date the notes are issued, provided that if the Credit Agreement is refinanced or amended, "Borrowing Base" shall mean the "Borrowing Base" under the Credit Facility replacing the

Credit Agreement or the amended Credit Agreement, so long as the definition of "Borrowing Base" in such replacement Credit Facility or amended Credit Agreement is based on current assets only and in a form customary in the asset based lending market.

        "Capital Lease Obligation" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person in accordance with GAAP, and the amount of such obligations shall be the capitalized amount thereof required to be set forth on a balance sheet of such Person in accordance with GAAP.

        "Capital Stock" means:

          (1)   in the case of a corporation, any and all shares, including common stock and preferred stock;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

        "Cash Equivalents" means:

          (1)   direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof;

          (2)   investments in commercial paper maturing within one year from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody's;

          (3)   investments in certificates of deposit, banker's acceptances and time deposits maturing within one year from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus of not less than $500,000,000;

          (4)   fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above;

          (5)   money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody's and (iii) have portfolio assets of at least $5,000,000,000; and

          (6)   deposits which can be withdrawn on notice of any commercial bank and a maturity of less than 10 days, held by the company or a Restricted Subsidiary and not subject to any Lien (other than a Permitted Lien), denominated in Dollars and the proceeds of which are capable of being remitted to such Borrower in the United States of America.

        "Change of Control" means the occurrence of any of the following:

          (1)   any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our property and assets and the properties and assets of our Subsidiaries, taken as a whole, to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the indenture), other than one or more Subsidiary Guarantors;

          (2)   the adoption of any plan or proposal for the liquidation or dissolution of us (whether or not otherwise in compliance with the provisions of the indenture);

          (3)   (a) any Person or Group (other than the Permitted Holder Group) shall be or become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding Capital Stock or (b) the Permitted Holder Group becomes the owner, directly or indirectly, beneficially or of record, of shares representing more than 70% of the aggregate ordinary voting power represented by our issued and outstanding Capital Stock; or

          (4)   the replacement of a majority of our Board of Directors over a two-year period from the directors who constituted our Board of Directors at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

        "Change of Control Offer" has the meaning assigned to that term in the indenture governing the notes.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus (without duplication):

          (1)   an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

          (2)   provision or expenses for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision or expenses for taxes were deducted in computing such Consolidated Net Income; plus

          (3)   the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

          (4)   depreciation, amortization (including amortization of goodwill, financing costs and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

          (5)   any expenses (including fees) or charges relating to any public or private sale of Capital Stock of the company, acquisition, Investment, discharge of securities registration obligations or Indebtedness permitted to be incurred under the indenture (in each case whether or not consummated) or to the Transactions and, in each case, deducted in such period in computing Consolidated Net Income; plus

          (6)   the amount of any minority interest expense deducted in such period in calculating Consolidated Net Income; plus

          (7)   any non-cash compensation charge in such period arising from any grant of stock, stock options or other equity-based award; plus

          (8)   any non-cash pension and other post-employment benefit expense deducted in such period in computing Consolidated Net Income; plus

          (9)   any non-cash decrease in consolidated GAAP revenue resulting from purchase accounting in connection with any acquisitions permitted hereunder less any non-cash increase in consolidated GAAP revenue resulting from purchase accounting in connection with acquisitions permitted hereunder; plus

          (10) any extraordinary, unusual, or non-recurring losses, charges and expenses deducted in such period in calculating Consolidated Net Income; plus

          (11) any payments made pursuant to the company's Special Recognition Bonus Plan deducted in such period in calculating Consolidated Net Income; plus

          (12) any other non-cash charges, including any write off or write downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated Cash Flow to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period and the reversal of any accrual of, or cash reserve for, anticipated charges in any period where such accrual or reserve is no longer required); plus

          (13) costs and expenses directly attributable to the extinguishment of Hedging Obligations in respect of the First Lien Loan Agreement, the Second Lien Loan Agreement or the Credit Agreement following the refinancing thereof; minus

          (14) any non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis (without duplication) and determined in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

          (1)   the Net Income (but not loss, except to the extent of any cash capital contribution) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

          (2)   the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary to that specified Person or another Restricted Subsidiary of such Person of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

          (3)   the following non-cash items will be excluded:

            (i)    the cumulative effect of a change in accounting principles;

            (ii)   the write-off of any debt issuance costs;

            (iii)  any non-cash impairment charges relating to goodwill resulting from the application of Statement of Financial Accounting Standards No. 142 (or any successor statement);

            (iv)  any non-cash SFAS 133 income (or loss) related to hedging activities;

            (v)   any income (or loss) from discontinued operations;

            (vi)  any extraordinary gain, loss or charge;

            (vii) all deferred financing costs written off, premiums paid and other net gains or losses in connection with any early extinguishment of Indebtedness;

            (viii)  any non-cash impairment charges resulting from application of SFAS 144 and the amortization of intangibles arising pursuant to SFAS 141;

            (ix)  accruals and reserves that are established within twelve months after the date of the indenture and that are so required to be established in accordance with GAAP, provided that any such accruals or reserves paid in cash shall be deducted from Consolidated Net Income for the period in which paid unless excluded pursuant to another clause of this definition;

            (x)   any non-cash expense or gain related to recording of the fair market value of interest rate or currency agreements and commodity agreements entered into, in each case, in the ordinary course of business and not for speculative purposes;

            (xi)  unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the application of SFAS 52;

            (xii) the amount of non-cash charges relating to the exercise of options; and

            (xiv) any non-cash expense related to the establishment of allowances or reserves under the application of SFAS 109 attributable to the non-recognition of deferred tax assets.

        "Consolidated Total Indebtedness" means, as of any date of determination, an amount equal to the sum of (1) the aggregate principal amount or accreted value, as the case may be, of all outstanding Indebtedness of the company and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money and in respect of banker's acceptances, Obligations in respect of Capital Lease Obligations and Hedging Obligations and debt obligations evidenced by bonds, notes, debentures, promissory notes and similar instruments or letters of credit (or reimbursement agreements in respect thereof) and (2) the aggregate amount of all of our outstanding Disqualified Stock and all preferred stock of our Restricted Subsidiaries on a consolidated basis, with the amount of such preferred stock equal to the greater of its voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock or preferred stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or preferred stock as if such Disqualified Stock or preferred stock were purchased on the date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or preferred stock, such fair market value shall be determined reasonably and in good faith by us.

        "Credit Agreement" means that certain Revolving Credit Agreement, dated as of December 6, 2006, by and among us, Talecris Biotherapeutics, Inc., Precision Pharma Services, Inc. and Talecris Plasma Resources, Inc., as borrowers, Wachovia Bank, National Association, as administrative agent, Morgan Stanley Senior Funding, Inc., as syndication agent, Goldman Sachs Credit Partners L.P. as co-documentation agent, Wells Fargo Foothill, Inc., as collateral agent and co-documentation agent and the lenders party thereto, including any related notes, Guarantees, instruments and agreements executed in connection therewith, and, in each case, as amended, modified, renewed, refunded, replaced (whether after or upon termination or otherwise), restructured, restated or refinanced (including any agreement to extend the maturity thereof and adding additional borrowers or guarantors and including by means of sales of debt securities to institutional investors) in whole or in part under such agreement or agreements or any successor agreement or agreements from time to time under the same or any other agent, lender or group of lenders and including increasing the amount of available borrowings thereunder; provided that such increase is permitted under "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock."

        "Credit Facilities" means one or more debt facilities or agreements (including, without limitation, the Credit Agreement) or commercial paper facilities or indentures, in each case with banks or other institutional lenders providing for, or acting as initial purchasers of, revolving credit loans, term loans, notes, debentures, securities, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether after or upon termination or otherwise), restructured, restated or refinanced (including any agreement to extend the maturity thereof and adding additional borrowers or guarantors and including by means of sales of debt securities to institutional investors) in whole or in part from time to time and including increasing the amount of available borrowings thereunder; provided that such increase is permitted under "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock."

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-Cash Consideration" means the fair market value of non-cash consideration received by us or one of our Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an officer's certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or payment of, on or with respect to, such Designated Non-Cash Consideration.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require us to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that we may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with "Certain Covenants—Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that we and our Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

        "Domestic Subsidiary" means any Subsidiary that is not a Foreign Subsidiary.

        "Equity Interests" means Capital Stock and all warrants, options, restricted stock units, performance units or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Existing Indebtedness" means Indebtedness of us and our Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

        "Fixed Charge Coverage Ratio" means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom (including use on the Calculation Date) as if the same had occurred at the beginning of the applicable four- quarter reference period; provided, however, that the Fixed Charges of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis will be computed based on the average daily balance of such Indebtedness during the four-quarter reference period and using the interest rate in effect at the end of such period (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness). In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

          (1)   acquisitions that have been made or are, on the Calculation Date, being made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by (including acquisitions on the Calculation Date) the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including any increase in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

          (2)   the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded; and

          (3)   the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

  provided that whenever pro forma effect is to be given to an acquisition or a disposition, the amount of income or earnings related thereto (including the incurrence of any Indebtedness and any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, regardless of whether those expense and cost reductions could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any regulation or policy of the SEC related thereto) shall be reasonably determined in good faith by one of our responsible senior financial or accounting officers.

        "First Lien Loan Agreement" means that certain First Lien Term Loan Credit Agreement, dated December 6, 2006, among Morgan Stanley Senior Funding, Inc., as first lien agent, us, Talecris Biotherapeutics Inc., Precision Pharma Services, Inc. and Talecris Plasma Resources, Inc., as borrowers, and the first lien lenders from time to time party thereto, as amended, restated, modified or supplemented from time to time.

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

          (1)   the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates); plus

          (2)   the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

          (3)   any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

          (4)   the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of such Person (other than Disqualified Stock) or to such Person or one of its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

        "Foreign Subsidiary" means any subsidiary of ours that is organized under the laws of a jurisdiction other than the United States of America, a State thereof or the District of Columbia.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as in effect as of the date of the indenture.

        "Government Securities" means securities that are:

          (1)   direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

          (2)   obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

          (1)   interest rate swap agreements (whether from fixed to floating or floating to fixed), interest rate cap agreements and interest rate collar agreements;

          (2)   other agreements or arrangements designed to manage interest rates or interest rate risk; and

          (3)   foreign exchange contracts, currency swap agreements or other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

        "Holder" means a Person in whose name a note is registered.

        "Indebtedness" means, with respect to any specified Person, any indebtedness (excluding accrued expenses or trade payables), of such Person, whether or not contingent:

          (1)   in respect of borrowed money;

          (2)   evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

          (3)   in respect of banker's acceptances;

          (4)   representing Capital Lease Obligations;

          (5)   representing the balance deferred and unpaid of the purchase price of any property due more than six months after such property is acquired, except any such balance that constitutes an accrued expense or trade payable; or

          (6)   representing any Hedging Obligations,

  if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        The amount of any Indebtedness outstanding as of any date will be (without duplication):

          (1)   the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

          (2)   the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness; and

          (3)   in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

            (a)   the fair market value of such assets at the date of determination; and

            (b)   the amount of the Indebtedness of the other Person.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If we or any of our Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of ours such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of ours, we will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of "Certain Covenants—Restricted Payments." The acquisition by us or any of our Subsidiaries of a Person that holds an Investment in a third Person will be deemed to be an Investment by us or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of "Certain Covenants—Restricted Payments." Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment was made and without giving effect to subsequent changes in value.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

          (1)   any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

          (2)   any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss); and

          (3)   any merger termination fee received by the company or a Restricted Subsidiary.

        "Net Proceeds" means the aggregate cash proceeds received by us or any of our Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs directly attributable to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of such Asset Sale, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP (unless such reserve is not used).

        "Non-recourse Debt" means Indebtedness:

          (1)   as to which neither we nor any of our Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise;

          (2)   no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of ours or any of our Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

          (3)   as to which the lenders have been notified in writing that they will not have any recourse to our stock or assets or the stock or assets of any of our Restricted Subsidiaries.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Permitted Business" means healthcare products and services (including the lines of business conducted by us and our Restricted Subsidiaries on the date of the indenture) and any businesses ancillary, complementary or reasonably related thereto.

        "Permitted Holder Group" means any group comprised (i) solely of (a) Cerberus Partners, L.P. and its Affiliates, and any funds or entities managed or controlled by it or under common control with it and/or (b) Ampersand Ventures and its Affiliates, and any funds or entities managed or controlled by it or under common control with it (individually or together, the "Existing Holders"), or (ii) a person or group of related persons for purposes of Section 13(d) of the Exchange Act that includes the Existing Holders where the Existing Holders control (whether through exercise of voting rights, by contract or otherwise) the company.

        "Permitted Investments" means:

          (1)   any Investment in us or in one of our Restricted Subsidiaries;

          (2)   any Investment in Cash Equivalents;

          (3)   loans and advances to employees and officers of us and our Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $2.0 million at any one time outstanding;

          (4)   any Investment by us or any of our Restricted Subsidiaries in a Person, if as a result of such Investment:

            (a)   such Person becomes one of our Restricted Subsidiaries; or

            (b)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, us or one of our Restricted Subsidiaries;

          (5)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance under "Repurchase at the Option of Holders—Asset Sales";

          (6)   any acquisition of assets or Capital Stock solely in exchange for the issuance of our Equity Interests (other than Disqualified Stock);

          (7)   any Investments received (A) in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business of us or our Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency or other reorganization of any trade creditor or customer or (B) in resolution of litigation, arbitration or other disputes or (C) as a result of foreclosure, perfection or enforcement of any Lien;

          (8)   Hedging Obligations;

          (9)   Investments in Permitted Joint Ventures, together with all other Investments pursuant to this clause (9) in an aggregate amount at the time of such Investment not to exceed the greater of $50.0 million or 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (10) payroll, travel, moving and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

          (11) repurchases of the notes;

          (12) receivables owing to us or our Restricted Subsidiaries created or acquired in the ordinary course of business (including concessionary trade terms we deem reasonable under the circumstances);

          (13) Investments in existence or made pursuant to legally binding written commitments in existence on the date of the indenture, and any extension, modification, replacement, refunding, refinancing or renewal thereof in whole or in part;

          (14) Guarantees issued in accordance with the covenant described under the heading "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," and performance or completion Guarantees in the ordinary course of business;

          (15) Investments of a Restricted Subsidiary acquired after the date of the indenture, or of an entity acquired by, merged into, amalgamated with, or consolidated with a Restricted Subsidiary in a transaction that is not prohibited by the covenant described under the heading "Certain Covenants—Merger, Consolidation or Sale of Assets" after the date of the indenture, to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

          (16) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment, including pre-payments therefore;

          (17) Investments representing amounts held for our employees and employees of our Restricted Subsidiaries under deferred compensation plans; provided that the amount of such Investments (excluding income earned thereon) shall not exceed the amount otherwise payable to such employees the payment of which was deferred under such plan and any amounts matched by us or our Restricted Subsidiaries under such plan;

          (18) Investments consisting of the licensing or contribution of intellectual property pursuant to development, marketing or manufacturing agreements or arrangements or similar agreements or arrangements with other Persons;

          (19) any Investment in exchange for, or out of the net proceeds of the substantially concurrent sale (other than to a Subsidiary of us or one of our Restricted Subsidiaries or an employee stock ownership plan or similar trust) of our Capital Stock (other than Disqualified Stock); provided that the amount of any net cash proceeds that are utilized for such Investment will be excluded from clause 3(B) of the second part of the first paragraph set forth under "Certain Covenants—Restricted Payments";

          (20) Investments consisting of advances or loans to Persons building, developing or overseeing the construction of plasma collection centers expected to supply principally the company or the Restricted Subsidiaries in the ordinary course of business and consistent with past practice; and

          (21) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (22) that are at the time outstanding, not to exceed $100.0 million.

        "Permitted Joint Venture" means any joint venture that we or any Restricted Subsidiary is a party to that is engaged in a Permitted Business.

        "Permitted Liens" means:

          (1)   Liens to secure Obligations in respect of any Indebtedness incurred under (1) of the second paragraph of "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (2)   Liens in favor of us or the Subsidiary Guarantors;

          (3)   Liens and deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature, in each case in the ordinary course of business;

          (4)   Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" covering only the assets acquired, or financed, with such Indebtedness;

          (5)   Liens existing on the date of the indenture (other than under the Credit Agreement);

          (6)   Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

          (7)   pledges or deposits in the ordinary course of business to secure lease obligations or nondelinquent obligations under workers' compensation, social security laws, unemployment insurance or similar legislation and regulations;

          (8)   Liens imposed by law, such as carrier's, supplier's, workmen's, warehousemen's, landlord's, materialmen's and mechanic's Liens and other similar Liens arising in the ordinary course of business or are being contested in good faith;

          (9)   easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the ordinary conduct of our and our Restricted Subsidiaries' business or assets taken as a whole;

          (10) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the indenture, secured by the same property securing the Hedging Obligations;

          (11) Liens securing Permitted Refinancing Indebtedness, provided that such Liens do not extend to any property or assets other that the property or assets that secure the Indebtedness being refinanced;

          (12) Liens created for the benefit of or securing the Notes and the Subsidiary Guarantees;

          (13) Liens arising out of judgments, decrees, orders or awards in respect of which we shall in good faith be prosecuting an appeal or proceedings for review which appeal or proceedings shall not have been finally terminated, or the period within which such appeal or proceedings may be initiated shall not have expired and Liens arising from final judgments only to the extent, in an amount and for a period not resulting in an Event of Default with respect thereto;

          (14) Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods in the ordinary course of business;

          (15) Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

          (16) Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that such defeasance or satisfaction and discharge is not prohibited by the indenture;

          (17) Liens on specific items of inventory or other goods and proceeds of any Person securing such Persons obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (18) Deposits made in the ordinary course of business to secure liability to insurance carriers;

          (19) Liens incurred by us or any Restricted Subsidiary of ours with respect to obligations that do not exceed $40.0 million at any one time outstanding; and

          (20) Liens securing Obligations in respect of any Indebtedness that was permitted to be incurred under the first paragraph of "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that at the time of incurrence of and after giving pro forma effect thereto, the ratio of (x) Consolidated Total Indebtedness in respect of which Liens have been granted pursuant to this clause (20) to (y) Consolidated Cash Flow for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made would be no greater than 1.5 to 1.00, provided further that whenever pro forma effect is to be given to a transaction, such pro forma adjustments to Consolidated Total Indebtedness and Consolidated Cash Flow as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio shall be made.

        "Permitted Refinancing Indebtedness" means any Indebtedness of ours or any of our Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, refund or discharge other Indebtedness of ours or any of our Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

          (1)   the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased, refunded or discharged (plus all accrued interest on the Indebtedness and the amount of all fees, expenses and premiums incurred in connection therewith);

          (2)   such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased, refunded or discharged;

          (3)   if the Indebtedness being extended, refinanced, renewed, replaced, defeased, refunded or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the

  Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased, refunded or discharged; and

          (4)   such Indebtedness is incurred either by us or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased, refunded or discharged.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Qualified Equity Offering" means any public or any private offering of our Capital Stock (excluding Disqualified Stock).

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by us which shall be substituted for Moody's or S&P or both, as the case may be.

        "Replacement Assets" means any properties or assets used or useful in a Permitted Business.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

        "SEC" means the Securities and Exchange Commission.

        "Second Lien Loan Agreement" means that certain Second Lien Term Loan Credit Agreement, dated December 6, 2006, among Morgan Stanley Senior Funding, Inc., as second lien agent, us, Talecris Biotherapeutics Inc., Precision Pharma Services, Inc. and Talecris Plasma Resources, Inc., as borrowers, and the second lien lenders from time to time party thereto, as amended, restated, modified or supplemented from time to time.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Senior Debt" means with respect to any person:

          (1)   Indebtedness of such person, whether outstanding on the issue date of the notes or thereafter created, incurred or assumed; and

          (2)   accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such person whether or not post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable, unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such obligations are subordinate in right of payment to the notes or the guarantee of the notes by such person, as the case may be.

          Without limiting the generality of the foregoing, "Senior Debt" shall include the principal of, premium, if any, and interest on all obligations of every nature of any person from time to time owed to the lenders under any Credit Facility, including, without limitation, principal of and interest on, any loans and letter of credit disbursements outstanding, and all fees, indemnities and expenses payable, under any Credit Facility.

        Notwithstanding the foregoing, "Senior Debt" shall not include:

            (a)   any Indebtedness of such person (and any accrued and unpaid interest in respect thereof) that is expressly subordinate or junior in any respect to any other Indebtedness or other obligation of such person (other than Indebtedness that is subordinate with respect to payment of the proceeds of secured assets);

            (b)   Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such person;

            (c)   Indebtedness which is represented by Disqualified Stock;

            (d)   any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

            (e)   Indebtedness of or amounts owed by such person for compensation to employees or for services rendered to such person;

            (f)    any liability for federal, state, local or other taxes owed or owing by such person;

            (g)   Indebtedness of such person to a Subsidiary or any other Affiliate or any of such Affiliate's Subsidiaries; and

            (h)   that portion of any Indebtedness which is incurred in violation of the indenture.

        "Senior Secured Debt" means any Indebtedness incurred by the company or any Restricted Subsidiary to the extent secured by a Lien permitted under the indenture.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as in effect on the date of the indenture.

        "Special Recognition Bonus Plan" means, with respect to the company, the Special Recognition Bonus Plan effective October 1, 2006.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subordinated Indebtedness" means any Indebtedness (whether outstanding on the issue date or thereafter incurred) that is subordinated or junior in right of payment to the notes pursuant to a written agreement, executed by the Person to whom such Indebtedness is owed, to that effect.

        "Subsidiary" means, with respect to any specified Person:

          (1)   any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (2)   any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

        "Subsidiary Guarantee" means the Guarantee of our Obligations with respect to the notes on the terms set forth in the indenture by each of the Subsidiary Guarantors.

        "Subsidiary Guarantors" means all of our current Domestic Subsidiaries and any other Person that executes a Subsidiary Guarantee in accordance with the provisions of the indenture described above under "Certain Covenants—Additional Subsidiary Guarantees," and their respective successors and assigns.

        "Total Assets" means the total consolidated assets of the company and its Restricted Subsidiaries, as shown on the most recent internal balance sheet of the company prepared on a consolidated basis (excluding Unrestricted Subsidiaries) in accordance with GAAP.

        "Transactions" means the repayment of certain of our existing Indebtedness, the offering of the notes and the entering into of the Credit Agreement.

        "Treasury Rate" means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to November 15, 2012; provided, however, that if the period from the redemption date to November 15, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended (15 U.S.C.§§ 77aaa-777bbbb).

        "Unrestricted Subsidiary" means any Subsidiary of ours (or any successor to any of them) that is designated by our Board of Directors as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

          (1)   has no Indebtedness other than Non-recourse Debt;

          (2)   except as permitted by the covenant described under the heading "Certain Covenants—Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with us or any Restricted Subsidiary of ours unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to us or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of ours;

          (3)   is a Person with respect to which neither we nor any of our Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

          (4)   has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of ours or any of our Restricted Subsidiaries; and

          (5)   has at least one director on its Board of Directors that is not a director or executive officer of ours or any of our Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of ours or any of our Restricted Subsidiaries.

        Any designation of a Subsidiary of ours as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted under "Certain Covenants—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any

Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of ours as of such date and, if such Indebtedness is not permitted to be incurred as of such date under "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," we will be in default of such covenant. Our Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by one of our Restricted Subsidiaries of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; (2) no Default or Event of Default would be in existence following such designation; and (3) such Subsidiary executes and delivers to the trustee a supplemental indenture providing for a Subsidiary Guarantee.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1)   the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

          (2)   the then outstanding principal amount of such Indebtedness.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain U.S. federal income and other tax considerations related the exchange of outstanding notes for exchange notes pursuant to the exchange offer and to the ownership and disposition of the notes. This discussion applies only to a holder of a note that acquired such note pursuant to the original offering at the initial offering price. The discussion is based upon the Internal Revenue Code of 1986, as amended, (the "Code"), U.S. Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to investors that hold notes as capital assets (within the meaning of Section 1221 of the Code). Furthermore, this discussion does not address all of the tax consequences that may be relevant to a particular investor in light of such investor's specific circumstances or to certain categories of investors subject to special treatment under U.S. federal income tax laws (such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal income purposes, dealers in securities or currencies, expatriates, persons that have a functional currency that is not the U.S. dollar, persons that have elected "mark-to-market" accounting and persons that hold their notes as part of a straddle, hedge, conversion transaction or other integrated investment). Furthermore, this discussion does not address the effect of any U.S. federal estate or gift tax consequences, or any applicable state, local or foreign tax consequences. No ruling has been or will be sought from the IRS or any other federal, state or local agency with respect to any of the matters discussed herein, and our counsel has not rendered any legal opinion regarding any tax consequence relating to the exchange offer or the notes. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects described below.

        THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH HEREIN IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON AN INVESTOR'S PARTICULAR SITUATION. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF NOTES BASED ON THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES ARISING UNDER APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

        For purposes of this discussion, (i) a "U.S. Holder" means a beneficial owner of notes that, for U.S. federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust, and (ii) a "Non-U.S. Holder" means a beneficial owner of notes that is an individual, corporation (or other entity treated as a corporation for U.S. federal income tax purposes), trust or estate and that is not a U.S. Holder. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.

Exchange Offer

        The exchange of an outstanding note for an exchange note pursuant to the exchange offer should not constitute a "significant modification" of the outstanding note for U.S. federal income tax purposes, and, accordingly, the exchange note should be treated as a continuation of the outstanding note for

U.S. federal income tax purposes. As a result, there should be no U.S. federal income tax consequences upon an exchange of an outstanding note for an exchange note pursuant to the exchange offer.

U.S. Holders

  Interest

        The outstanding notes were not issued with original issue discount (other than de minimis original issue discount) for U.S. federal income tax purposes. Accordingly, subject to the discussion below, stated interest on the notes generally will be included in the gross income of a U.S. Holder as ordinary interest income at the time accrued or received, in accordance with such U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

        Because the notes provide under certain circumstances for the payment of amounts that are in excess of the stated interest on or principal of the notes (see "Description of Notes—Repurchase at the Option of Holders" and "The Exchange Offer—Additional Registration Rights"), it is possible that the IRS could assert that the notes are subject to special rules applicable to debt instruments that provide for one or more contingent payments. According to the applicable Treasury regulations, the possibility that additional payments will be paid on the notes will be ignored (and therefore, not cause the notes to be contingent payment debt instruments) if, as of the date the notes were issued, there was only a remote chance that such payments will be made or the amount of such payments is incidental. We intend to take the position that, solely for these purposes, the likelihood of our being required to make any such additional payments is remote and/or the amount of such additional payments is incidental, and therefore, the notes are not contingent payment debt instruments for U.S. federal income tax purposes. Our determination is binding on a U.S. Holder unless such holder discloses to the IRS that it is taking a contrary position. Our determination is not, however, binding on the IRS, and the IRS may take a contrary position and may treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. If the IRS were to successfully assert a contrary position, a U.S. Holder may be required to accrue income on the notes in excess of stated interest and to treat as ordinary income rather than capital gain any income recognized on a taxable disposition of a note. In the event we pay any such additional payments, it would affect the amount, timing and possibly the character of the income recognized by a U.S. Holder with respect to the notes. This discussion assumes that the notes are not treated as contingent payment debt instruments for U.S. federal income tax purposes.

  Disposition of Notes

        Upon the sale, exchange, redemption, retirement or other taxable disposition of a note (collectively, a "disposition"), a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (except to the extent attributable to accrued but unpaid interest, which will be taxable as ordinary income to the extent not previously included in gross income) and such U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the note for more than one year as of the date of the disposition. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder, reduced by any principal payments received by such U.S. Holder. Certain non-corporate U.S. Holders are eligible for preferential rates of U.S. federal income taxation with respect to long-term capital gains, which rates currently are scheduled to increase on January 1, 2011. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

  Interest

        Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on payments of interest on the notes provided that (i) such interest is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or, if any of certain tax treaties apply, such interest is not attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States) and (ii) the Non-U.S. Holder (a) does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock, (b) is not a controlled foreign corporation related to us directly or constructively, and (c) satisfies certain certification requirements. Such certification requirements will be met if (x) the Non-U.S. Holder provides its name and address, and certifies on IRS Form W-8BEN (or a substantially similar form), under penalties of perjury, that it is not a U.S. person, or (y) a securities clearing organization or certain other financial institutions holding the notes on behalf of the Non-U.S. Holder certifies on IRS Form W-8IMY, under penalties of perjury, that such certification has been received by it and furnishes us or our paying agent with a copy thereof. In addition, we or our paying agent must not have actual knowledge or reason to know that the beneficial owner of the notes is a U.S. person.

        If interest on the notes is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or, if any of certain tax treaties apply, such interest is not attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States), but such Non-U.S. Holder cannot satisfy the other requirements outlined above, interest on the notes generally will be subject to U.S. federal withholding tax at a 30% rate (or a lower applicable tax treaty rate).

        If interest on the notes is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or, if any of certain tax treaties apply, such interest is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States), such Non-U.S. Holder will be subject to United States federal tax on such interest in the same manner as if such holder were a U.S. Holder, and, in the case of a Non-U.S. Holder that is a foreign corporation, may also be subject to a branch profits tax at a rate of 30% (or lower applicable treaty rate). However, any such interest will not also be subject to U.S. federal withholding tax if the Non-U.S. Holder delivers to us a properly executed IRS Form W-8ECI in order the claim an exemption from such withholding tax.

  Disposition of Notes

        Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal withholding tax with respect to any gain recognized on the disposition of the notes. A Non-U.S. Holder generally will also not be subject to U.S. federal income tax with respect to such gain unless (i) such gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or, if any of certain tax treaties apply, such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States), or (ii) in the case of a Non-U.S. Holder that is a nonresident alien individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied. In the case described above in (i), gain or loss recognized on the disposition of such notes generally will be subject to U.S. federal income tax in the same manner as if such gain or loss were recognized by a U.S. Holder, and in the case of a Non-U.S. Holder that is a foreign corporation, may also be subject to a branch profits tax at a rate of 30% (or lower applicable treaty rate). In the case above described in (ii), the Non-U.S. Holder generally will be subject to 30% tax (or lower applicable treaty rate) on any capital gain recognized on the disposition of the notes, which may be offset by certain U.S. source capital losses.

Information Reporting and Backup Withholding

        A U.S. Holder generally will be subject to information reporting with respect to payments of principal, premium (if any) and interest on, and the proceeds from a sale or other disposition of, the notes unless the U.S. Holder is an exempt recipient (such as a corporation). Such payments may also be subject to backup withholding (currently at a rate of 28%) if the U.S. Holder receiving such payments fails to provide its taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise fails to establish an exemption from backup withholding.

        In certain circumstances, we may be required to report to the IRS and to each Non-U.S. Holder the amount of interest on the notes paid to such Non-U.S. Holder and the amount, if any, withheld from such payments. Copies of these information returns may also be made available under the provisions of an applicable tax treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. In addition, a Non-U.S. Holder may be required to comply with certain certification procedures to establish that such holder is not a U.S. person in order to avoid backup withholding with respect to a payment of principal, premium (if any) and interest on, or the proceeds from a sale or other disposition of, the notes.

        Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such securities were acquired as a result of market-making activities or other trading activities. The company has agreed that, starting on the expiration date and ending on the earlier of (i) the 90th day following the expiration date (or such longer period extended on a day-far-day basis if the company restricts the use of this prospectus during such period) and (ii) such time as no broker-dealer holds any exchange notes resale of which requires compliance with this prospectus delivery requirements of the Securities Act (such period, "Exchange Offer Registration Period"), it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until 40 days after the date of this prospectus, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

        The company will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. During the Exchange Offer Registration Period, the company will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. The company has agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the securities) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

 VALIDITY OF THE NOTES

        The validity of the exchanges notes we are offering will be passed upon by Reed Smith LLP, New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        As a public company, we will file annual, quarterly and current reports and other information with the SEC. Our filings with the SEC are also available to the public from the SEC's website at http://www.sec.gov. The public may read and copy any reports or other information that we file with the SEC in the SEC's public reference room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the public reference room by calling the SEC at 1-800-SEC-0330.

        In addition, pursuant to the indenture governing the notes offered hereby, we have agreed that, subject to certain exceptions described therein, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the trustee and the holders of notes (i) all quarterly and annual financial information required to be contained in a filing with the SEC of Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes our consolidated financial condition and consolidated results of operations and, with respect to the annual information only, a report thereon by our certified independent registered public accounting firm and (ii) all current reports required to be filed with the SEC on Form 8-K to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability, unless the SEC will not accept such a filing, and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Index to Consolidated Financial Statements and Financial Statement Schedule

Talecris Biotherapeutics Holdings Corp.

Talecris Biotherapeutics Holdings Corp.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(Unaudited)

	March 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$80,265	$65,239
Accounts receivable, net of allowances of $3,352 and $3,461, respectively	167,808	136,978
Inventories	647,170	644,054
Deferred income taxes	88,652	88,652
Prepaid expenses and other	22,592	31,466

Total current assets	1,006,487	966,389
Property, plant, and equipment, net	276,728	267,199
Investment in affiliate	2,082	1,935
Intangible assets, net	10,880	10,880
Goodwill	172,860	172,860
Deferred income taxes	2,964	5,848
Other	18,711	19,894

Total assets	$1,490,712	$1,445,005

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$58,660	$71,046
Accrued expenses and other liabilities	174,147	170,533
Current portion of capital lease obligations	764	740

Total current liabilities	233,571	242,319
Long-term debt and capital lease obligations	605,211	605,267
Other	14,900	15,265

Total liabilities	853,682	862,851
Commitments and contingencies
Stockholders' equity:
Common stock, $0.01 par value; 400,000,000 shares authorized; 122,614,294 and 122,173,274 shares issued and outstanding, respectively	1,223	1,212
Additional paid-in capital	777,108	767,032
Accumulated deficit	(141,107)	(186,446)
Accumulated other comprehensive (loss) income, net of tax	(194)	356

Total stockholders' equity	637,030	582,154

Total liabilities and stockholders' equity	$1,490,712	$1,445,005

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Consolidated Income Statements

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2010	2009
Net revenue:
Product	$374,615	$364,863
Other	6,346	6,932

Total	380,961	371,795
Cost of goods sold	217,351	209,201

Gross profit	163,610	162,594
Operating expenses:
Selling, general, and administrative	67,620	72,422
Research and development	16,271	16,541

Total	83,891	88,963

Income from operations	79,719	73,631
Other non-operating (expense) income:
Interest expense, net	(11,263)	(21,345)
Equity in earnings of affiliate	147	89

Total	(11,116)	(21,256)

Income before income taxes	68,603	52,375
Provision for income taxes	(23,264)	(18,940)

Net income	45,339	33,435
Less dividends to preferred stockholders	—	(3,818)

Net income available to common stockholders	$45,339	$29,617

Net income per common share:
Basic	$0.37	$25.09

Diluted	$0.35	$0.36

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Three Months Ended March 31,
	2010	2009
Cash flows from operating activities:
Net income	$45,339	$33,435
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,051	6,744
Amortization of deferred loan fees and debt discount	1,055	941
Share-based compensation expense	7,227	11,062
Provision for doubtful receivables and advances	416	449
Recognition of previously deferred revenue	(52)	(56)
Amortization of deferred compensation	1,506	1,656
Equity in earnings of affiliate	(147)	(89)
Asset impairment	—	79
Loss on disposal of property, plant, and equipment	50	266
Decrease in deferred tax assets	2,884	901
Excess tax benefits from share-based payment arrangements	(4,590)	(1,437)
Changes in assets and liabilities, excluding the effects of business acquisitions
Accounts receivable	(31,252)	5,053
Inventories	(3,136)	(6,452)
Prepaid expenses and other assets	7,814	11,594
Accounts payable	(12,386)	(9,902)
Accrued expenses and other liabilities	(3,734)	(17,924)
Interest payable	11,625	(1,528)

Net cash provided by operating activities	30,670	34,792
Cash flows from investing activities:
Purchase of property, plant, and equipment	(17,690)	(8,131)
Business acquisitions, net of cash acquired	—	(7,512)
Financing arrangements with third party suppliers, net of repayments	174	(4)
Net proceeds from disposals of property, plant, and equipment	—	7

Net cash used in investing activities	(17,516)	(15,640)
Cash flows from financing activities:
Borrowings under Revolving Credit Facility	212	357,837
Repayments of borrowings under Revolving Credit Facility	(212)	(376,717)
Repayments of borrowings under term loan	—	(1,750)
Financing transaction costs	(78)	—
Repayments of capital lease obligations	(176)	(113)
Proceeds from exercises of stock options	2,937	—
Repurchases of common stock from employees	(4,917)	(3,902)
Excess tax benefits from share-based payment arrangements	4,590	1,437

Net cash provided by (used in) financing activities	2,356	(23,208)
Effect of exchange rate changes on cash and cash equivalents	(484)	(324)

Net increase (decrease) in cash and cash equivalents	15,026	(4,380)
Cash and cash equivalents at beginning of period	65,239	16,979

Cash and cash equivalents at end of period	$80,265	$12,599

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements

1. Description of Business

        We are a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, such as primary immune deficiencies, chronic inflammatory demyelinating polyneuropathy (CIDP), alpha-1 antitrypsin deficiency, bleeding disorders, infectious diseases, and severe trauma. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties, located in the United States. Plasma contains many therapeutic proteins, which we extract through the process of fractionation at our Clayton, North Carolina and Melville, New York facilities. The fractionated intermediates are then purified, formulated into final bulk, and aseptically filled into final containers for distribution. We also sell the fractionated intermediate materials.

        The majority of our sales are concentrated in two key therapeutic areas of the plasma business: Immunology/Neurology, through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, as well as CIDP, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our branded products: Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified (Gamunex or Gamunex IGIV) and Prolastin Alpha-1 Proteinase Inhibitor (Human) (Prolastin or Prolastin A1PI). In March 2010, we launched our next generation Prolastin product, Prolastin-C A1PI, in the United States. Sales of Gamunex and Prolastin together comprised 76.9% and 75.3% of our net revenue for the three months ended March 31, 2010 and 2009, respectively. We also have a line of hyperimmune therapies that provides treatment for tetanus, rabies, hepatitis A, hepatitis B, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care/hemostasis, including the treatment of hemophilia, an anti-coagulation factor (Thrombate III), as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales are concentrated in the United States and Canada.

        We are headquartered in Research Triangle Park, North Carolina and our primary manufacturing facilities are a short distance away in Clayton, North Carolina. Our Clayton site is one of the world's largest plasma protein processing facilities whose operations include fractionation, purification, filling, and finishing. We have an integrated plasma collection center platform, which as of March 31, 2010, consisted of 69 operating centers, of which 64 were licensed and 5 were unlicensed. In addition to the United States, we have operations in Germany and Canada to support our international sales and marketing activities.

        On October 6, 2009, we completed our initial public offering (IPO), which resulted in net primary proceeds to us of $519.7 million. In addition, during October 2009, we amended our Revolving Credit Facility and completed the issuance of $600.0 million, 7.75% Unsecured Senior Notes, due November 15, 2016 (7.75% Notes), at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The issuance of the 7.75% Notes resulted in net proceeds to us of $583.9 million. Proceeds from these transactions were used to repay and terminate our then existing First and Second Lien Term Loans, settle and terminate certain interest rate swap contracts, and repay amounts outstanding under our Revolving Credit Facility. Additional information regarding our IPO and refinancing transactions is included in the footnotes to our annual audited consolidated financial statements included elsewhere in this prospectus.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

1. Description of Business (Continued)

        Until January 21, 2010, a majority of our outstanding common stock was owned by Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings, LLC. As of March 31, 2010, Talecris Holdings, LLC owned approximately 49.9% of our outstanding common stock.

2. Summary of Significant Accounting Policies

        Throughout the unaudited interim consolidated financial statements, references to "Talecris Biotherapeutics Holdings Corp.," "Talecris," "the Company," "we," "us," and "our" are references to Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries.

        All tabular disclosures of dollar amounts are presented in thousands. All share and per share amounts are presented at their actual amounts.

        A seven-for-one share dividend on our common stock was paid on September 10, 2009. All share and per-share amounts have been retroactively adjusted to reflect the share dividend.

Interim Financial Statements

        We have prepared the accompanying unaudited interim consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial statements and with the instructions to Form 10-Q and Article 10 of Regulation S-X issued by the SEC. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included elsewhere in this prospectus. In our opinion, the accompanying unaudited interim consolidated financial statements have been prepared on the same basis as our annual audited consolidated financial statements and contain all material adjustments (consisting of normal recurring accruals and adjustments) necessary to present fairly our financial condition, results of operations, and cash flows for the periods presented. The consolidated balance sheet that we have presented as of December 31, 2009 has been derived from the audited consolidated financial statements on that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Significant Accounting Policies

        A detailed description of our significant accounting policies is presented in the footnotes to our annual audited consolidated financial statements included elsewhere in this prospectus. Our significant accounting policies, estimates, and assumptions have not changed materially since December 31, 2009.

Recent Accounting Pronouncements

        There were no accounting pronouncements during the three months ended March 31, 2010 that are expected to have a material impact on our consolidated financial statements or related disclosures.

3. Definitive Merger Agreement with CSL Limited (CSL)

        We entered into a definitive merger agreement with CSL on August 12, 2008, which was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

3. Definitive Merger Agreement with CSL Limited (CSL) (Continued)

Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the merger parties agreed to terminate the definitive merger agreement, and as a result, CSL paid us a merger termination fee of $75.0 million during the 2009 second quarter. The U.S. Federal Trade Commission's complaints were subsequently dismissed. We incurred retention expense, including fringe benefits, of $3.7 million, and legal costs associated with the regulatory review process of $5.7 million during the three months ended March 31, 2009. No amounts were incurred during 2010. All retention amounts were paid during 2009.

4. Inventories and Cost of Goods Sold

        Inventories consisted of the following:

	March 31, 2010	December 31, 2009
Raw material	$167,996	$171,866
Work-in-process	331,061	312,178
Finished goods	148,113	160,010

Total inventories	$647,170	$644,054

        Our raw material inventories include unlicensed plasma and related testing costs of $9.3 million and $7.6 million at March 31, 2010 and December 31, 2009, respectively, which we believe are realizable.

Unabsorbed Talecris Plasma Resources, Inc. (TPR) Infrastructure and Start-Up Costs

        Our cost of goods sold includes $2.0 million and $14.4 million for the three months ended March 31, 2010 and 2009, respectively, related to unabsorbed TPR infrastructure and start-up costs associated with the development of our plasma collection center platform. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

5. Comprehensive Income

        The following table includes the components of our comprehensive income:

	Three Months Ended March 31,
	2010	2009
Net income	$45,339	$33,435
Foreign currency translation adjustments	(550)	(366)
Net unrealized gain on derivative financial instruments, net of tax	—	1,912

Total comprehensive income	$44,789	$34,981

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

5. Comprehensive Income (Continued)

        During the fourth quarter of 2009, we settled and terminated our interest rate swap contracts as discussed further in the footnotes to our annual audited consolidated financial statements included elsewhere in this prospectus.

6. Income Taxes

        Our income tax provision was $23.3 million and $18.9 million for the three months ended March 31, 2010 and 2009, respectively, resulting in effective income tax rates of 33.9% and 36.2%, respectively.

        For the three months ended March 31, 2010, our effective income tax rate is lower than the U.S. statutory Federal income tax rate, primarily due to a domestic production deduction, which was statutorily increased to 9% for 2010 and orphan drug clinical testing tax credits for qualifying expenditures, partially offset by state tax expense. For the three months ended March 31, 2009, our effective income tax rate is higher than the U.S. statutory Federal income tax rate, primarily due to state tax expense, net of Federal benefit.

7. Related Party Transactions

        Until January 21, 2010, a majority of our outstanding common stock was owned by Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings, LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. As of March 31, 2010, Talecris Holdings, LLC owned approximately 49.9% of our outstanding common stock. We had a Management Agreement, as amended, with Cerberus-Plasma Holdings, LLC and an affiliate of Ampersand Ventures, which was terminated as of September 30, 2009 in connection with our IPO. We have a Master Consulting and Advisory Services Agreement with an affiliate of Cerberus to provide certain advisory services to us although no services were provided to us under that agreement during the three months ended March 31, 2010.

        We have an equity investment in Centric Health Resources, Inc. (Centric); therefore, we consider Centric to be a related party during the periods presented. Centric provides services in the management of our Prolastin and Gamunex Direct programs. In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion, and customer relationship services for us primarily related to our U.S. sales of Prolastin. Centric maintains inventory on our behalf which it utilizes to fill customer orders. Centric also provides services to us in collecting accounts receivable for sales made under the Prolastin and Gamunex Direct programs. We provide Centric with a fee for each unit of product provided to patients which escalates with volume.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

7. Related Party Transactions (Continued)

        The following table summarizes our related party transactions for three months ended March 31, 2010 and 2009 and our related party accounts payable balances at March 31, 2010 and December 31, 2009:

Related Party	Activity/Transaction	Expenses
	Three months ended March 31, 2010
Centric	Product distribution and other services	$5,324
	Three months ended March 31, 2009
Centric	Product distribution and other services	$4,852
Cerberus/ Ampersand	Management fees	$1,859
Cerberus	Operational support	$638

		Payable
Related Party	Activity/Transaction	March 31, 2010	December 31, 2009
Centric	Product distribution and other services	$5,917	$5,537
Cerberus	Operational support	$299	$349

8. Commitments and Contingencies

        We have disclosed information regarding our commercial commitments in the footnotes to our annual audited consolidated financial statements included elsewhere in this prospectus. There have been no significant changes to our commercial commitments since December 31, 2009. The following summarizes our material contingencies as of March 31, 2010.

Litigation

        We are involved in various legal and regulatory proceedings that arise in the ordinary course of business. We record accruals for such contingencies to the extent that we conclude that their occurrence is both probable and estimable. We consider many factors in making these assessments, including the professional judgment of experienced members of management and our legal counsel. We have estimated the likelihood of settlement, unfavorable outcomes, and the amounts of such potential losses. In our opinion, the ultimate outcome of these proceedings and claims is not anticipated to have a material adverse effect on our consolidated financial position, results of operations, or cash flows. However, the ultimate outcome of litigation is unpredictable and actual results could be materially different from our estimates. We record anticipated recoveries under applicable insurance contracts when we are assured of recovery.

National Genetics Institute/Baxter Healthcare Corporation Litigation

        In May 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly-owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina, alleging that we infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. They subsequently withdrew and re-filed the case in November 2008. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

8. Commitments and Contingencies (Continued)

exclusively licensed to NGI. In November 2008, we filed our answer to their complaint, asserting anti-trust and other counterclaims, and filed a request for re-examination of the patents with the Patent and Trademark Office (PTO), which was subsequently granted. We filed a motion to stay litigation pending the PTO proceedings. The motion was unopposed and subsequently granted on January 30, 2009. On July 7 and July 9, 2009, the PTO mailed Notices of Intent to Issue Reexamination Certificates without amending the claims of the patents in dispute. Neither party has yet filed motions to resume the litigation. We believe the allegations of infringement are without merit and that the patents are invalid as applied to our processes.

Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership

        We had a three year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC (PCA) under which we were required to purchase annual minimum quantities of plasma from plasma collection centers approved by us, including the prepayment of 90% for unlicensed plasma. We were also committed to finance the development of up to eight plasma collection centers, which were to be used to source plasma for us. Under the terms of the agreement, we had the obligation to purchase such centers under certain conditions for a sum determined by a formula set forth in the agreement. We provided $3.2 million in financing, including accrued interest, related to the development of such centers, and we advanced payment of $1.0 million for unlicensed plasma. We recorded a provision within SG&A during 2008 related to these advances.

        In August 2008, we notified PCA that they were in breach of the Amended and Restated Plasma Sale/Purchase Agreement. We terminated the agreement in September 2008. In November 2008, TPR filed suit in federal court in Raleigh, North Carolina against the G&M Crandall Limited Family Partnership and its individual partners as guarantors of obligations of PCA. We were served in January 2009 in a parallel state action by PCA, alleging breach of contract by TPR. Motions to summary judgment by both parties have been denied. The two cases are proceeding in parallel, with trial in the state court set for May 24, 2010.

Foreign Corrupt Practices Act

        We are conducting an internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA) that we became aware of during the conduct of an unrelated review. The FCPA investigation is being conducted by outside counsel under the direction of a special committee of our board of directors. The investigation initially focused on sales to certain Eastern European and Middle Eastern countries, but our investigation is also reviewing sales practices in other countries as determined appropriate.

        In July 2009, we voluntarily contacted the U.S. Department of Justice (DOJ) to advise them of the investigation and to offer our cooperation in any investigation that they want to conduct or they want us to conduct. The DOJ has not indicated what action it may take, if any, against us or any individual, or the extent to which it may conduct its own investigation. The DOJ or other federal agencies may seek to impose sanctions on us that may include, among other things, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of new control staff, or enhancement of existing compliance and training programs. Other countries in which we do business may initiate their own investigations and impose similar penalties. As a result of this investigation, we have suspended shipments to some of these countries while we put additional safeguards in place. In some cases,

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

8. Commitments and Contingencies (Continued)

safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. These actions unfavorably affected revenue from these countries in 2009 and have an ongoing unfavorable impact on revenue in 2010. We have resumed sales in countries where we have appropriate safeguards in place and are reallocating product to other countries as necessary. To the extent that we conclude, or the DOJ concludes, that we cannot implement adequate safeguards or otherwise need to change our business practices, distributors, or consultants in affected countries or other countries, this may result in a permanent loss of business from those countries. These sanctions or the loss of business could have a material adverse effect on us or our results of operations. Based on the information obtained to date, we have not determined that any potential liability that may result is probable or can be reasonably estimated. Therefore, we have not made any accrual in our unaudited interim consolidated financial statements as of March 31, 2010.

Pharmaceutical Pricing Agreement under the Public Health Service Program

        In November 2009, we received a letter from the United States Attorney's Office for the Eastern District of Pennsylvania (USAO). The USAO requested a meeting to review our compliance with the terms of the Pharmaceutical Pricing Agreement (PPA) under the Public Health Service program. Specifically, the USAO asked for information related to the sale of our IGIV product, Gamunex, under that program. In order to have federal financial participation apply to their products under the Medicaid program and to obtain Medicare Part B coverage, manufacturers are required to enter into a PPA. The PPA obligates manufacturers to charge covered entities the Public Health Service price for drugs intended for outpatient use. The Public Health Service price is based on the Medicaid rebate amount. We believe that we have complied with the terms of the PPA and federal law. If the USAO determines that our practices are inconsistent with the terms of the PPA, the USAO has stated that it may file a civil action against us under the Anti-fraud Injunction Act and seek a court order directing the company to comply with the PPA or, potentially, proceed under some other legal theory. We could also be subject to fines, damages, penalties, appointment of a monitor, or enhancement of existing compliance and training programs as a result of government action. We are cooperating with the investigation and intend to respond to information requests from the USAO.

9. Share-Based Compensation

        We have long-term incentive plans, which provides for the grant of awards in the form of incentive stock options, nonqualified stock options, share appreciation rights, restricted stock, restricted stock units (RSU's), unrestricted shares of common stock, deferred share units, and performance share units, to eligible employees, directors, and consultants.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

9. Share-Based Compensation (Continued)

        Share-based compensation expense for the three months ended March 31, 2010 and 2009 was as follows:

	Three Months Ended March 31,
	2010	2009
SG&A	$5,680	$8,973
R&D	538	667
Cost of goods sold	1,009	1,422

Total expense	$7,227	$11,062

        During the three months ended March 31, 2010 and 2009, respectively, we capitalized $1.0 million and $1.1 million of share-based compensation cost within inventory. Amounts capitalized in inventory are recognized in cost of goods sold in our consolidated income statement primarily within twelve months.

        The following table summarizes the remaining unrecognized compensation cost related to our share-based compensation program as of March 31, 2010 and the weighted average period over which the non-cash compensation cost is expected to be recognized:

	Unrecognized Compensation Cost	Weighted- Average Period (Years)
Stock options	$4,866	3.00
Restricted share awards	3,965	1.00
RSU's	7,559	3.00
Performance share awards	4,999	3.00

Total	$21,389

        In addition to the unrecognized compensation cost included in the table above, at March 31, 2010, $2.6 million of compensation cost was included in inventory on our unaudited interim consolidated balance sheet, which we expect to be recognized as non-cash compensation expense in our consolidated income statement primarily within the next twelve months. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based awards, differences between our anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance award vesting, and other actions by our board of directors or its compensation committee.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

9. Share-Based Compensation (Continued)

Stock Options

        The following is a summary of stock option activity for the three months ended March 31, 2010:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	12,129,438	$8.40
Granted	23,545	$21.48
Forfeited	—	$—
Exercised	(687,843)	$4.60

Outstanding at March 31, 2010	11,465,140	$8.66	6.4	$129,138

Exercisable at March 31, 2010	8,023,995	$8.47	5.6	$91,875
Vested and expected to vest at March 31, 2010	11,428,473	$8.62	6.4	$129,109

        The aggregate intrinsic value in the table above represents the difference between the $19.92 closing price of our common stock as reported by The NASDAQ Global Select Market on March 31, 2010 and the weighted average exercise price, multiplied by the number of options outstanding or exercisable. The total intrinsic value and cash proceeds to us from stock option exercises during the three months ended March 31, 2010 were $10.5 million and $2.9 million, respectively. We do not record the aggregate intrinsic value for financial accounting purposes and the value changes based upon changes in the fair value of our common stock.

        The following weighted-average assumptions were used to estimate the fair value of stock options granted during the three months ended March 31, 2010 and 2009:

	Three Months Ended March 31,
	2010	2009
Risk-free interest rate	2.75%	1.79%
Expected term	6.0	5.25
Expected volatility	50%	50%
Expected dividend yield	0%	0%

        We generally apply a 3% forfeiture rate to the options granted over the term of the award, representing our estimate of those awards not expected to vest.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

9. Share-Based Compensation (Continued)

Restricted Stock

        The following is a summary of restricted stock activity for the three months ended March 31, 2010:

	Shares	Weighted Average Grant Date Fair Value
Unvested shares outstanding at December 31, 2009	913,856	$15.27
Granted	—	$—
Forfeited	—	$—
Vested	(712,792)	$13.68

Unvested shares outstanding at March 31, 2010	201,064	$20.92

        During the three months ended March 31, 2010, we repurchased 246,823 shares of our common stock from employees for $4.9 million to settle their withholding tax obligations upon vesting of restricted stock. During the three months ended March 31, 2009, we repurchased 234,704 shares of our common stock from employees for $3.9 million to settle their withholding tax obligations upon vesting of restricted stock. The total fair value of the restricted stock that vested during the three months ended March 31, 2010 and 2009 was $14.2 million and $12.1 million, respectively.

Restricted Stock Units (RSU's)

        The following is a summary of RSU activity for the three months ended March 31, 2010:

	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic value
Outstanding at December 31, 2009	480,024	$19.00
Granted	11,863	$21.48
Forfeited	(4,427)	$19.00

Outstanding at March 31, 2010	487,460	$19.06	3.0	$9,710

Performance Share Units

        The compensation committee of our board of directors approved a grant of 261,327 performance share units on March 8, 2010, which had a weighted average grant date fair value of $21.51 per share. Performance share units are awards that vest based on the achievement of pre-established objective performance goals, which are generally financial in nature. For performance awards, the compensation committee establishes a performance period and the performance targets for each performance measure that must be achieved at the end of the performance period for awards to vest. The number of shares issued upon the vesting of the performance awards varies based on actual performance in a year relative to a defined minimum and maximum financial target for that year. The performance share units granted on March 8, 2010 will vest annually over a three-year performance period with the

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

9. Share-Based Compensation (Continued)

potential for 0% to 125% payout, based on the achievement of annual earnings per share targets that were established at the time of grant.

Income Taxes

        In connection with stock option exercises and restricted stock vesting, we recognized net tax benefits of $9.8 million and $4.6 million for the three months ended March 31, 2010 and 2009, respectively. We record income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings as additional paid-in-capital. We recognized excess tax benefits related to share-based compensation of $4.6 million and $1.4 million for the three months ended March 31, 2010 and 2009, respectively.

10. Segment Reporting

        We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are derived from a single source and result from a common manufacturing process. All products are manufactured from a single raw material source, human plasma, and are processed in whole, or in part, at our principal manufacturing facilities located in Clayton, North Carolina. Our Melville, New York, facility primarily supplies intermediate plasma fractions to our Clayton facilities. Gamunex and Prolastin constitute the majority of our net revenue. Although we sell our products worldwide, the majority of our net revenue was concentrated in the United States and Canada for the periods presented.

        In the following table, we have presented our net revenue by significant product category. Our Immunology/Neurology product category includes the products that are used to provide antibodies to patients who have a genetic or acquired inability to produce these antibodies, as well as a treatment for CIDP, and also products that provide antibodies to counter specific antigens such as rabies. Our Pulmonology product category is comprised of our Prolastin/Prolastin-C A1PI product, which is used to treat patients with a genetic alpha-1 antitrypsin deficiency. Our Critical Care/Hemostasis product category includes products that are used to supplement, restore, or maintain normal plasma parameters such as volume or coagulation values. Other product net revenue primarily consists of sales of PPF powder and intermediate products, such as cryoprecipitate. Other net revenue consists of royalties and

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

10. Segment Reporting (Continued)

licensing fees, milestones, and revenues related to contracted services performed for third parties at our Melville, New York facility.

	Three Months Ended March 31,
	2010	2009
Product net revenue:
Immunology/ Neurology	$233,267	$230,834
Pulmonology	80,184	72,559
Critical Care/ Hemostasis	38,366	37,934
Other	22,798	23,536

Total product net revenue	374,615	364,863
Other revenue	6,346	6,932

Total net revenue	$380,961	$371,795

        In the following table, we have presented our net revenue by geographic region. Net revenue for each region is based on the geographic location of the customer.

	Three Months Ended March 31,
	2010	2009
United States	$261,392	$247,414
Canada	49,245	49,992
Europe	48,383	44,300
Other	21,941	30,089

Total net revenue	$380,961	$371,795

        We did not maintain significant long-lived assets outside of the United States at March 31, 2010 and December 31, 2009.

11. Earnings per Share

        The following table illustrates the calculation of our basic earnings per common share outstanding:

	Three Months Ended March 31,
	2010	2009
Net income	$45,339	$33,435
Less:
Series A convertible preferred stock undeclared dividends	—	(3,122)
Series B convertible preferred stock undeclared dividends	—	(696)

Net income available to common stockholders	$45,339	$29,617

Weighted average common shares outstanding	121,638,867	1,180,584

Basic net income per common share:	$0.37	$25.09

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

11. Earnings per Share (Continued)

        The following table illustrates the calculation of our diluted earnings per common share outstanding:

	Three Months Ended March 31,
	2010	2009
Net income	$45,339	$33,435

Weighted average common shares outstanding	121,638,867	1,180,584
Plus incremental shares from assumed conversions:
Series A preferred stock	—	72,000,000
Series B preferred stock	—	13,846,320
Stock options and restricted shares	6,544,322	6,330,664

Dilutive potential common shares	128,183,189	93,357,568

Diluted net income per common share	$0.35	$0.36

        Options to purchase 603,773 common shares at a weighted average exercise price of $19.03 and options to purchase 2,017,392 common shares at a weighted average exercise price of $21.25 were outstanding but excluded from the computation of diluted earnings per share because their exercise prices and assumed tax benefits upon exercise were greater than the average market price for the common shares during the three months ended March 31, 2010 and 2009, respectively, so including these options would be anti-dilutive.

12. Fair Value of Financial Instruments

        At December 31, 2009, we had two interest rate cap contracts with a notional principal amount of $175.0 million outstanding for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero. The interest rate caps matured during February 2010.

        At March 31, 2010 and December 31, 2009, the estimated fair value of our 7.75% Notes was $600.8 million and $607.9 million, respectively. We calculated the fair value by reference to open bid/ask quotations of our 7.75% Notes at each balance sheet date. We had no amounts outstanding under our variable rate Revolving Credit Facility at March 31, 2010 and December 31, 2009. At March 31, 2010 and December 31, 2009, we have notes receivable outstanding, which bear interest at market rates, and consequently, the recorded amounts approximate fair value. The recorded amounts of all other financial instruments, which consists of cash and cash equivalents, accounts receivable, net, accounts payable, accrued expenses and other liabilities, approximate fair value due to the short duration of the instruments.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

13. Condensed Consolidating Financial Information

        In October 2009, we completed the issuance of our 7.75% Notes. The 7.75% Notes are guaranteed on a senior unsecured basis by our existing and future domestic subsidiaries. The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered." Each of the subsidiary guarantors are 100% owned, directly or indirectly, by us, and all guarantees are full and unconditional and joint and several. Our investments in our consolidated subsidiaries are presented under the equity method of accounting. No significant administrative costs are borne by the Parent. Our unaudited condensed consolidating financial statements are presented below:

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Balance Sheets

March 31, 2010

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Assets:
Current assets:
Cash	$—	$71,815	$8,450	$—	$80,265
Accounts receivable, net	—	263,873	36,337	(132,402)	167,808
Inventories	—	610,963	36,207	—	647,170
Other	—	110,658	586	—	111,244

Total current assets	—	1,057,309	81,580	(132,402)	1,006,487
Property, plant, and equipment, net	—	275,417	1,311	—	276,728
Intangible assets, net	—	10,880	—	—	10,880
Goodwill	—	172,860	—	—	172,860
Investment in Subsidiaries	706,054	(28,168)	—	(677,886)	—
Advances and notes between Parent and Subsidiaries	1,354,940	816,683	—	(2,171,623)	—
Other	—	23,052	705	—	23,757

Total assets	$2,060,994	$2,328,033	$83,596	$(2,981,911)	$1,490,712

Liabilities and Stockholders' Equity (Deficit):
Current liabilities:
Accounts payable	$—	$94,938	$96,124	$(132,402)	$58,660
Accrued expenses and other liabilities	20,667	148,528	4,952	—	174,147
Current portion of capital lease obligations	—	764	—	—	764

Total current liabilities	20,667	244,230	101,076	(132,402)	233,571
Long-term debt and capital lease obligations	596,190	9,021	—	—	605,211
Advances and notes between Parent and Subsidiaries	807,107	1,354,940	9,576	(2,171,623)	—
Other	—	13,788	1,112	—	14,900

Total liabilities	1,423,964	1,621,979	111,764	(2,304,025)	853,682
Stockholders' equity (deficit)	637,030	706,054	(28,168)	(677,886)	637,030

Total liabilities and stockholders' equity (deficit)	$2,060,994	$2,328,033	$83,596	$(2,981,911)	$1,490,712

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

13. Condensed Consolidating Financial Information (Continued)

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Balance Sheets

December 31, 2009

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Assets:
Current assets:
Cash	$—	$58,320	$6,919	$—	$65,239
Accounts receivable, net	—	222,007	64,454	(149,483)	136,978
Inventories	—	605,324	38,730	—	644,054
Other	—	117,670	2,448	—	120,118

Total current assets	—	1,003,321	112,551	(149,483)	966,389
Property, plant, and equipment, net	—	266,067	1,132	—	267,199
Intangible assets, net	—	10,880	—	—	10,880
Goodwill	—	172,860	—		172,860
Investment in Subsidiaries	680,459	(27,925)	—	(652,534)	—
Advances and notes between Parent and Subsidiaries	1,346,520	862,406	—	(2,208,926)	—
Other	—	27,054	623	—	27,677

Total assets	$2,026,979	$2,314,663	$114,306	$(3,010,943)	$1,445,005

Liabilities and Stockholders' Equity (Deficit):
Current liabilities:
Accounts payable	$—	$103,460	$117,069	$(149,483)	$71,046
Accrued expenses and other liabilities	—	160,047	10,486	—	170,533
Current portion of capital lease obligations	—	740	—	—	740

Total current liabilities	—	264,247	127,555	(149,483)	242,319
Long-term debt and capital lease obligations	596,046	9,221	—	—	605,267
Advances and notes between Parent and Subsidiaries	848,779	1,346,515	13,632	(2,208,926)	—
Other	—	14,221	1,044	—	15,265

Total liabilities	1,444,825	1,634,204	142,231	(2,358,409)	862,851
Stockholders' equity (deficit)	582,154	680,459	(27,925)	(652,534)	582,154

Total liabilities and stockholders' equity (deficit)	$2,026,979	$2,314,663	$114,306	$(3,010,943)	$1,445,005

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

13. Condensed Consolidating Financial Information (Continued)

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Income Statements

Three Months Ended March 31, 2010

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net revenue	$—	$340,585	$40,376	$—	$380,961
Cost of goods sold	—	185,750	31,601	—	217,351

Gross profit	—	154,835	8,775	—	163,610
Operating expenses	—	75,420	8,471	—	83,891

Income from operations	—	79,415	304	—	79,719
Equity in earnings (losses) of Subsidiaries	45,339	306	—	(45,645)	—
Other non-operating (expense) income, net	—	(11,118)	2	—	(11,116)

Income (loss) before income taxes	45,339	68,603	306	(45,645)	68,603
Provision for income taxes	—	(23,264)	—	—	(23,264)

Net income (loss)	$45,339	$45,339	$306	$(45,645)	$45,339

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Income Statements

Three Months Ended March 31, 2009

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net revenue	$—	$338,499	$33,296	$—	$371,795
Cost of goods sold	—	182,839	26,362	—	209,201

Gross profit	—	155,660	6,934	—	162,594
Operating expenses	1,859	79,472	7,632	—	88,963

Income (loss) from operations	(1,859)	76,188	(698)	—	73,631
Equity in earnings (losses) of Subsidiaries	34,643	(691)	—	(33,952)	—
Other non-operating (expense) income, net	—	(21,263)	7	—	(21,256)

Income (loss) before income taxes	32,784	54,234	(691)	(33,952)	52,375
Provision (benefit) for income taxes	651	(19,591)	—	—	(18,940)

Net income (loss)	$33,435	$34,643	$(691)	$(33,952)	$33,435

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

13. Condensed Consolidating Financial Information (Continued)

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Statements of Cash Flows

Three Months Ended March 31, 2010

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Net income (loss)	$45,339	$45,339	$306	$(45,645)	$45,339
Undistributed equity in (earnings) losses of Subsidiaries	(45,339)	(306)	—	45,645	—
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities	28,283	(68,783)	6,087	19,744	(14,669)

Net cash provided by (used in) operating activities	28,283	(23,750)	6,393	19,744	30,670
Cash flows from investing activities:
Purchases of property, plant, and equipment	—	(17,368)	(322)	—	(17,690)
Business acquisitions, net of cash acquired	—	—	—	—	—
Net advances and notes between Parent and Subsidiaries	(30,893)	—	—	30,893	—
Other	—	4,230	(4,056)	—	174

Net cash (used in) provided by investing activities	(30,893)	(13,138)	(4,378)	30,893	(17,516)
Cash flows from financing activities:
Net repayments of borrowings	—	—	—	—	—
Net advances and notes between Parent and Subsidiaries	—	50,637	—	(50,637)	—
Other	2,610	(254)	—	—	2,356

Net cash provided by (used in) financing activities	2,610	50,383	—	(50,637)	2,356
Effect of exchange rate changes on cash and cash equivalents	—	—	(484)	—	(484)

Net increase in cash and cash equivalents	—	13,495	1,531	—	15,026
Cash and cash equivalents at beginning of period	—	58,320	6,919	—	65,239

Cash and cash equivalents at end of period	$—	$71,815	$8,450	$—	$80,265

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

13. Condensed Consolidating Financial Information (Continued)

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Statements of Cash Flows

Three Months Ended March 31, 2009

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Net income (loss)	$33,435	$34,643	$(691)	$(33,952)	$33,435
Undistributed equity in (earnings) losses of Subsidiaries	(34,643)	691	—	33,952	—
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities	10,627	(14,771)	(8,000)	13,501	1,357

Net cash provided by (used in) operating activities	9,419	20,563	(8,691)	13,501	34,792
Cash flows from investing activities:
Purchases of property, plant, and equipment	—	(8,073)	(58)	—	(8,131)
Business acquisitions, net of cash acquired	—	(7,512)	—	—	(7,512)
Net advances and notes between Parent and Subsidiaries	(6,954)	—	—	6,954	—
Other	—	(8,829)	8,832	—	3

Net cash (used in) provided by investing activities	(6,954)	(24,414)	8,774	6,954	(15,640)
Cash flows from financing activities:
Net repayments of borrowings	—	(20,630)	—	—	(20,630)
Net advances and notes between Parent and Subsidiaries	—	20,455	—	(20,455)	—
Other	(2,465)	(113)	—	—	(2,578)

Net cash provided by (used in) financing activities	(2,465)	(288)	—	(20,455)	(23,208)
Effect of exchange rate changes on cash and cash equivalents	—	—	(324)	—	(324)

Net increase in cash and cash equivalents	—	(4,139)	(241)	—	(4,380)
Cash and cash equivalents at beginning of period	—	10,727	6,252	—	16,979

Cash and cash equivalents at end of period	$—	$6,588	$6,011	$—	$12,599

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements (Continued)

14. Subsequent Events

        We evaluated all events and transactions that occurred after March 31, 2010 through the date that we filed these unaudited interim consolidated financial statements with the SEC.

Equity Transactions

        On April 1, 2010, 14,464 shares of our restricted stock vested and 2,819,887 stock options vested. On April 1, 2010, we granted 50,048 stock options with an exercise price of $19.87 per share and 24,152 RSU's to members of our board of directors, pursuant to the director compensation program.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Talecris Biotherapeutics Holdings Corp:

        In our opinion, the accompanying consolidated balance sheets and related statements of income, of cash flows, and of stockholders' equity (deficit) present fairly, in all material respects, the financial position of Talecris Biotherapeutics Holdings Corp. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Raleigh, North Carolina
February 23, 2010, except as to Note 26, which is as of April 13, 2010

Talecris Biotherapeutics Holdings Corp.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$65,239	$16,979
Accounts receivable, net of allowances of $3,461 and $2,020, respectively	136,978	148,417
Inventories	644,054	581,720
Deferred income taxes	88,652	76,587
Prepaid expenses and other	31,466	43,552

Total current assets	966,389	867,255
Property, plant, and equipment, net	267,199	213,251
Investment in affiliate	1,935	1,719
Intangible assets, net	10,880	7,204
Goodwill	172,860	135,800
Deferred income taxes	5,848	33,353
Other	19,894	48,817

Total assets	$1,445,005	$1,307,399

Liabilities, Obligations Under Common Stock Put/Call Option, Redeemable Preferred Stock, and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$71,046	$54,903
Accrued expenses and other liabilities	170,533	167,377
Current portion of long-term debt and capital lease obligations	740	7,341

Total current liabilities	242,319	229,621
Long-term debt and capital lease obligations	605,267	1,194,205
Other	15,265	60,344

Total liabilities	862,851	1,484,170
Commitments and contingencies
Obligations under common stock put/call option	—	29,419
Redeemable series A and B preferred stock; $0.01 par value, 40,000,010 shares authorized; 0 shares and 1,192,310 shares issued and outstanding, respectively	—	110,535
Stockholders' equity (deficit):
Common stock, $0.01 par value; 400,000,000 shares authorized; 122,173,274 shares and 2,856,288 shares issued and outstanding, respectively	1,212	—
Additional paid-in capital	767,032	47,017
Accumulated deficit	(186,446)	(340,335)
Accumulated other comprehensive income (loss), net of tax	356	(23,407)

Total stockholders' equity (deficit)	582,154	(316,725)

Total liabilities, obligations under common stock put/call option, redeemable preferred stock, and stockholders' equity (deficit)	$1,445,005	$1,307,399

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Consolidated Income Statements

(in thousands, except per share amounts)

	Years Ended December 31,
	2009	2008	2007
Net revenue:
Product	$1,507,754	$1,334,550	$1,196,686
Other	25,455	39,742	21,823

Total	1,533,209	1,374,292	1,218,509
Cost of goods sold	901,077	882,157	788,152

Gross profit	632,132	492,135	430,357
Operating expenses:
Selling, general, and administrative	289,929	227,524	189,387
Research and development	71,223	66,006	61,336

Total	361,152	293,530	250,723

Income from operations	270,980	198,605	179,634
Other non-operating (expense) income
Interest expense, net	(74,491)	(96,640)	(110,236)
Merger termination fee	75,000	—	—
Loss on extinguishment of debt	(43,033)	—	—
Litigation settlement	—	—	12,937
Equity in earnings of affiliate	441	426	436

Total	(42,083)	(96,214)	(96,863)

Income before income taxes	228,897	102,391	82,771
(Provision) benefit for income taxes	(75,008)	(36,594)	40,794

Net income	153,889	65,797	123,565
Less dividends to preferred stockholders and other non-common stockholders' charges	(11,744)	(14,672)	(13,014)

Net income available to common stockholders	$142,145	$51,125	$110,551

Net income per common share
Basic	$4.56	$39.01	$65.58

Diluted	$1.50	$0.71	$1.36

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net income	$153,889	$65,797	$123,565
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,936	20,269	10,749
Amortization of deferred loan fees and debt discount	3,785	3,764	3,767
Share-based compensation expense	47,546	38,707	21,241
Amortization of deferred compensation	5,714	5,922	6,753
Write-off of unamortized debt issuance costs	12,141	—	—
Asset impairment	3,061	4,282	2,789
Provision for doubtful receivables and advances	2,858	4,978	525
Recognition of previously deferred revenue	(230)	(4,784)	—
Equity in earnings of affiliate	(441)	(426)	(436)
Loss (gain) on disposal of property, plant, and equipment	1,196	48	(94)
Decrease (increase) in deferred tax assets	1,215	(5,488)	(79,707)
Excess tax benefits from share-based payment arrangements	(13,406)	—	—
Changes in assets and liabilities, excluding the effects of business acquisitions	(12,109)	(100,055)	37,979

Net cash provided by operating activities	234,155	33,014	127,131
Cash flows from investing activities:
Purchase of property, plant, and equipment	(75,163)	(86,212)	(65,833)
Business acquisitions, net of cash acquired	(30,431)	(10,272)	(17,456)
Financing arrangements with third party suppliers, net of repayments	744	(16,335)	(7,866)
Net proceeds from disposals of property, plant, and equipment	7	880	322
Dividends from affiliate	225	—	188

Net cash used in investing activities	(104,618)	(111,939)	(90,645)
Cash flows from financing activities:
Borrowings under Revolving Credit Facility	1,201,749	1,430,092	1,237,453
Repayment of borrowings under Revolving Credit Facility	(1,381,690)	(1,363,188)	(1,204,336)
Repayment of borrowings under term loans	(1,016,000)	(7,000)	(7,000)
Repayment of capital lease obligations	(574)	(1,192)	(23)
Proceeds from issuance of 7.75% Notes	600,000	—	—
Discount on 7.75% Notes	(4,074)	—	—
Financing transaction costs	(14,879)	—	(217)
Proceeds from initial public offering, net of issuance costs	519,749	—	—
Costs related to initial public offering	(2,557)	—	—
Repurchases of common stock	(4,183)	(36,118)	—
Proceeds from exercises of stock options	7,581	—	—
Excess tax benefits from share-based payment arrangements	13,406	—	—

Net cash (used in) provided by financing activities	(81,472)	22,594	25,877
Effect of exchange rate changes on cash and cash equivalents	195	(157)	62

Net increase (decrease) in cash and cash equivalents	48,260	(56,488)	62,425
Cash and cash equivalents at beginning of year	16,979	73,467	11,042

Cash and cash equivalents at end of year	$65,239	$16,979	$73,467

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Consolidated Statements of Stockholders' Equity (Deficit)

(in thousands, except share amounts)

						Accumulated Other Comprehensive (Loss) Income
	Common Stock
			Additional Paid-in Capital	Treasury Stock	Accumulated Deficit
	Shares	Amount					Total
Balance at December 31, 2006	2,426,792	$—	$—	$—	$(529,000)	$20	$(528,980)
Net income	—	—	—	—	123,565	—	123,565
Other comprehensive loss	—	—	—	—	—	(11,655)	(11,655)

Comprehensive income	—	—	—	—	—	—	111,910
Share-based compensation cost	—	—	14,464	—	—	—	14,464
Issuance of common stock to IBR	2,146,232	—	—	—	—	—	—
Issuance of restricted stock	762,400	—	—	—	—	—	—
Forfeitures of restricted stock	(18,192)	—	—	—	—	—	—
Adoption of new income tax accounting guidance	—	—	—	—	(697)	—	(697)
Fair value of common stock issued to IBR in excess of put value	—	—	12,106	—	—	—	12,106
Interest accretion on IBR put option	—	—	(1,614)	—	—	—	(1,614)
Fair value adjustment on common stock with put/call feature	—	—	2,054	—	—	—	2,054

Balance at December 31, 2007	5,317,232	—	27,010	—	(406,132)	(11,635)	(390,757)
Net income	—	—	—	—	65,797	—	65,797
Other comprehensive loss	—	—	—	—	—	(11,772)	(11,772)

Comprehensive income	—	—	—	—	—	—	54,025
Share-based compensation cost	—	—	29,258	—	—	—	29,258
Issuance of restricted stock	42,720	—	—	—	—	—	—
Forfeitures of restricted stock	(287,784)	—	—	—	—	—	—
Repurchases of common stock	(2,215,880)	3	36,115	(36,118)	—	—	—
Retirement of common stock	—	(3)	(36,115)	36,118	—	—	—
Fair value adjustment on common stock with put/call feature	—	—	(8,942)	—	—	—	(8,942)
Interest accretion on IBR put option	—	—	(309)	—	—	—	(309)

Balance at December 31, 2008	2,856,288	—	47,017	—	(340,335)	(23,407)	(316,725)
Net income	—	—	—	—	153,889	—	153,889
Other comprehensive income	—	—	—	—	—	476	476
Reclassification of unrealized loss on derivatives to earnings	—	—	—	—	—	23,287	23,287

Comprehensive income	—	—	—	—	—	—	177,652
Share-based compensation cost	—	—	39,206	—	—	—	39,206
Issuance of restricted stock	14,464	—	—	—	—	—	—
Forfeitures of restricted stock	(16,368)	—	—	—	—	—	—
Repurchases of common stock	(251,108)	—	4,132	(4,183)	—	—	(51)
Retirement of common stock	—	—	(4,183)	4,183	—	—	—
Series A and B preferred stock dividends declared	—	—	(45,250)	—	—	—	(45,250)
Conversion of Series A and B preferred stock to common stock	88,227,868	882	154,903	—	—	—	155,785
Initial public offering	28,947,368	289	519,460	—	—	—	519,749
Costs related to initial public offering	—	—	(2,557)	—	—	—	(2,557)
Fair value adjustment on common stock with put/call feature	—	—	(6,585)	—	—	—	(6,585)
Reclassification of mezzanine equity to permanent equity upon cancellation of common stock put/call feature	—	17	39,926	—	—	—	39,943
Stock option exercises	2,394,762	24	7,557	—	—	—	7,581
Excess tax benefit from share-based compensation	—	—	13,406	—	—	—	13,406

Balance at December 31, 2009	122,173,274	$1,212	$767,032	$—	$(186,446)	$356	$582,154

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements

1. Description of Business

        We are a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, such as primary immune deficiencies, chronic inflammatory demyelinating polyneuropathy (CIDP), alpha-1 antitrypsin deficiency, bleeding disorders, infectious diseases, and severe trauma. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties, located in the United States. Plasma contains many therapeutic proteins, which we extract through the process of fractionation at our Clayton, North Carolina and/or Melville, New York facilities. The fractionated intermediates are then purified, formulated into a final bulk, and aseptically filled into final containers for distribution. We also sell the fractionated intermediate materials.

        The majority of our sales are concentrated in two key therapeutic areas of the plasma business: Immunology/Neurology, through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, as well as CIDP, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our products, Gamunex IGIV (Gamunex), Prolastin A1PI (Prolastin) and our recently approved next generation A1PI product, Prolastin-C, respectively. Sales of Gamunex and Prolastin together comprised 74.7%, 72.3%, and 75.8% of our net revenue for the years ended December 31, 2009, 2008, and 2007, respectively. We also have a line of hyperimmune therapies that provides treatment for tetanus, rabies, hepatitis B, hepatitis A, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care/hemostasis, including the treatment of hemophilia, an anti-coagulation factor (Thrombate III), as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales are concentrated in the United States and Canada.

        We are headquartered in Research Triangle Park, North Carolina and our primary manufacturing facilities are a short distance away in Clayton, North Carolina. Our Clayton site is one of the world's largest plasma protein processing facilities whose operations include fractionation, purification, filling, and finishing. We have an integrated plasma collection center platform, which as of December 31, 2009, consisted of 69 operating centers, of which 64 were licensed and 5 were unlicensed. In addition to the United States, we have operations in Germany and Canada to support our international sales and marketing activities.

        On October 6, 2009, we completed our initial public offering (IPO), which resulted in net primary proceeds to us of $519.7 million. In addition, during October 2009, we amended our Revolving Credit Facility and completed the issuance of $600.0 million, 7.75% Unsecured Senior Notes, due November 15, 2016 (7.75% Notes), at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The issuance of the 7.75% Notes resulted in net proceeds to us of $583.9 million. Additional information regarding our IPO and refinancing transactions are included in Note 3, "Initial Public Offering and Use of Proceeds" and Note 11, "Long-Term Debt and Capital Lease Obligations," respectively.

        As of December 31, 2009, Talecris Holdings, LLC held approximately 50.1% of our outstanding common stock. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

1. Description of Business (Continued)

Cerberus-Plasma Holdings LLC. Subsequent to December 31, 2009, the ownership of our outstanding common stock by Talecris Holdings, LLC was diluted below 50%.

2. Summary of Significant Accounting Policies

        Throughout our consolidated financial statements, references to "Talecris Biotherapeutics Holdings Corp.," "Talecris," "the Company," "we," "us," and "our" are references to Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries.

        All tabular disclosures of dollar amounts are presented in thousands. All share and per share amounts are presented at their actual amounts.

        A seven-for-one share dividend on our common stock was paid on September 10, 2009. All share and per-share amounts have been retroactively adjusted for all periods presented to reflect the share dividend.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. The most significant judgments we have made include, but are not limited to, estimates used in determining values of inventories, allowances for doubtful accounts and notes receivable, long-lived and indefinite-lived assets, litigation accruals and related settlements, losses under contractual obligations, leasehold impairments, deferred income taxes, income tax provisions, accruals for uncertain income tax positions, self-insurance accruals, share-based payment transactions, derivative instruments, and other operating allowances and accruals. We also use significant judgments in applying purchase accounting to business acquisitions.

        We periodically evaluate estimates used in the preparation of the financial statements for reasonableness, including estimates provided by third parties. Appropriate adjustments to the estimates are made prospectively, as necessary, based on such periodic evaluations. We base our estimates on, among other things, currently available information, market conditions, and industry and historical experience, which collectively form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that our assumptions are reasonable under the circumstances, actual future results could differ materially. In addition, if we had used different estimates and assumptions, our financial position and results of operations could have differed materially from that which is presented.

Cash and Cash Equivalents

        All highly liquid investments with original maturities of three months or less when purchased are considered cash equivalents and are carried at cost due to the short period of time to maturity.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Accounts Receivable, net

        Accounts receivable, net, consists of amounts owed to us by our customers on credit sales with terms generally ranging from 30 to 120 days from date of invoice and are presented net of an allowance for doubtful accounts receivable on our consolidated balance sheets.

        We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. In extending credit, we assess our customers' creditworthiness by, among other factors, evaluating our customers' financial condition, credit history, and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts. We also consider, among other things, customer concentrations and changes in customer payment terms or payment patterns.

        If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in determining the allowance, the allowance would be adjusted through charges or credits to selling, general, and administrative expenses (SG&A) in our consolidated income statements in the period in which such changes in collection become known. If conditions were to change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant.

Concentrations of Credit Risk

        Our accounts receivable, net, includes amounts due from pharmaceutical wholesalers and distributors, buying groups, hospitals, physicians' offices, patients, and others. The following table summarizes our concentrations with customers that represented more than 10% of our accounts receivable, net:

	December 31,
	2009	2008
Customer A	14.6%	15.0%
Customer B	<10%	14.0%

        The following table summarizes our concentrations with customers that represented more than 10% of our total net revenue:

	Years Ended December 31,
	2009	2008	2007
Customer A	14.4%	12.8%	18.2%
Customer B	12.3%	12.0%	14.9%
Customer C	<10%	10.6%	10.5%

Inventories

        Inventories consist of raw materials, work-in-process, and finished goods held for sale and are stated at the lower of cost or market, which approximates actual costs determined on the first-in,

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

first-out method. In evaluating whether inventory is stated at the lower of cost or market, we consider such factors as the amount of inventory on hand and in the distribution channel, the estimated time required to sell such inventory, remaining shelf life, and current and expected market conditions, including levels of competition. As appropriate, provisions are recorded to reduce inventories to their net realizable value. We record provisions for work-in-process inventory when we believe the inventory does not meet all criteria to permit release to the market. Provisions are recorded for finished goods that do not have sufficient remaining shelf lives. We record recoveries directly to cost of goods sold after the impacted material is determined to be usable and is sold to third parties.

Pre-Approval Plasma Inventories

        We capitalize the cost of unlicensed plasma into raw material inventories, when, based on our judgment, future economic benefit is probable. While unlicensed plasma cannot be sold to third parties or used in our manufacturing processes to make finished product until all regulatory approvals have been obtained, we have determined that it is probable that our unlicensed plasma inventories are realizable. As part of the U.S. Food and Drug Administration (FDA) licensing process for plasma collection centers, we are initially permitted to collect plasma utilizing the procedures and quality systems implemented and approved under our existing Biologics License Application (BLA) until such time as the FDA inspectors have conducted a pre-license inspection of the site and approved the site for inclusion in the BLA. At the conclusion of this process, we are permitted to sell or utilize previously collected plasma in manufacturing of final product. We believe that our cumulative knowledge of the industry, standard industry practices, experience working with the FDA, established quality systems, and consistency in achieving licensure support our capitalization of unlicensed plasma inventory.

        Our accounting for unlicensed plasma requires us to make judgments regarding the ultimate net realizable value of the inventory. This assessment is based upon an analysis of various factors, including the remaining shelf life of the inventory, current and expected market conditions, amount of inventory on hand, and our ability to obtain the requisite regulatory approvals. As a result of periodic assessments, we could be required to expense previously capitalized inventory through cost of goods sold upon an unfavorable change in such judgments.

Property, Plant, and Equipment, net

        Property, plant, and equipment are recorded at cost, less accumulated depreciation and amortization. Internal engineering costs directly related to asset additions are capitalized. Major renewals and betterments are capitalized. All feasibility studies and maintenance and repair costs are expensed as incurred. Certain interest costs incurred by us during the construction period, based on our weighted average borrowing rates of debt, are capitalized and included in the cost of the related asset.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        We generally depreciate and amortize property, plant, and equipment using the straight-line method over the useful lives presented in the following table:

Asset Type	Useful Life (Years)
Buildings	10 to 45
Building improvements	10 to 20
Machinery and equipment	3 to 20
Furniture and fixtures	5 to 10
Computer hardware and software	3 to 7
Leasehold improvements	the estimated useful life of the improvement or, if shorter, the life of the lease

        We lease various property and equipment. Leased property and equipment that meet certain criterion are capitalized and the present values of the related lease payments are recorded as liabilities. Capital lease payments are allocated between a reduction of the lease obligation and interest expense using the interest rate implicit in the lease. All other leases are accounted for as operating leases and the related payments are expensed ratably over the rental period. Amortization of assets under capital leases is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life.

Business Acquisitions

        Results of business acquisitions are included in our results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. Any purchase price in excess of the fair value of these net assets is recorded as goodwill. The accounting for business acquisitions requires us to make estimates and assumptions related to the estimated fair values of the net assets acquired. Significant judgments are used during this process, particularly with respect to intangible assets. Generally, definite-lived intangible assets are amortized over their estimated useful lives. Goodwill and other indefinite-lived intangible assets are not amortized, but are annually assessed for impairment. Therefore, the purchase price allocation to intangible assets and goodwill could have a significant impact on future operating results.

Identifiable Intangible Assets

        Identifiable intangible assets are recorded at cost, or when acquired as part of a business acquisition, at estimated fair value. Definite-lived intangible assets are amortized over their useful lives. Indefinite-lived intangible assets, such as regulatory licenses, are not amortized, but are annually assessed for impairment.

Impairment Reviews

        We evaluate the recoverability of recorded goodwill and other indefinite-lived intangible asset amounts annually as of December 31 or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value based test. This test requires us to make estimates of factors that include, but are not limited to, projected future operating results and business plans, economic projections, anticipated future cash flows, comparable marketplace data from a consistent

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

industry group, and the cost of capital. Any applicable impairment loss is the amount, if any, by which the implied fair value is less than the carrying value.

        We review the carrying amounts of other long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We periodically evaluate whether events or changes in circumstances have occurred that may warrant revision of the estimated useful lives of our long-lived assets or whether the remaining carrying amount of long-lived assets should be evaluated for possible impairment. An example of such a change in circumstances includes a significant adverse change in the extent or manner in which an asset is being used.

Notes Receivable, net

        Notes receivable, net, consists of amounts owed to us by certain plasma suppliers, including accrued interest. We evaluate our notes receivable for collectibility when events or changes in circumstances indicate that the amounts owed to us may not be collectible. We record an impairment charge, based on current information and events, when it is probable that we will be unable to collect principal and interest amounts owed to us under the contractual terms of the loan agreement. Once a note receivable is determined to be impaired, we discontinue interest accruals. Measuring impairment of a loan requires the use of management's judgments and estimates, and the eventual outcomes may differ from those estimates. If conditions were to change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant. At December 31, 2009 and 2008, our notes receivable, net, amounted to $1.7 million and $21.7 million, respectively, and were included in other long-term assets on our consolidated balance sheets.

Debt Issuance Costs and Debt Discount

        We capitalize costs associated with the issuance of our debt and amortize these costs to interest expense, net, over the term of the related debt agreement using an effective yield amortization method, or similar method. Unamortized debt issuance costs are written off within total other non-operating expense, net, in our consolidated income statements when indebtedness under the related credit facility is repaid or restructured prior to maturity.

        We record debt discounts as a reduction of the face amount of the related debt. Debt discounts are amortized to interest expense, net, over the term of the related debt agreement using an effective yield amortization method, or similar method.

Financial Instruments with Characteristics of Debt and Equity

        Accounting standards require that we classify a financial instrument as a liability when that financial instrument embodies an obligation on our part. A freestanding financial instrument that, at inception, embodies an obligation to repurchase our equity shares, or is indexed to such an obligation, and requires or may require us to settle the obligation by transferring assets, is classified as a liability.

        Our Redeemable Series A and B Senior Convertible Preferred Stock (Series A and B preferred stock) had deemed liquidation requirements which could have potentially resulted in cash payments to the holders thereof which were beyond our control. During 2009, the Series A and B preferred stock and related unpaid dividends were converted into common stock at the election of the holder in

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

connection with our IPO. The unrestricted and restricted common stock that we issued to employees and members of our board of directors contained various embedded put/call features that could have potentially resulted in cash payments to the holders thereof, which were beyond our control. As such, at December 31, 2008, we classified our obligations under these financial instruments outside of permanent equity on our consolidated balance sheet within obligations under common stock put/call option or redeemable preferred stock. Both our redemption rights and the participants' put rights related to the common stock were terminated in connection with the closing of our IPO. As a result, we reclassified the fair value of vested common stock to permanent equity in the fourth quarter of 2009.

Revenue Recognition and Gross-to-Net Revenue Adjustments

        We recognize revenue when earned, which is generally at the time of delivery to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations. The recognition of revenue is deferred if there are significant post-delivery obligations, such as customer acceptance.

        Allowances against revenue for estimated discounts, rebates, administrative fees, chargebacks, and shelf-stock adjustments are established by us concurrently with the recognition of revenue. The standard terms and conditions under which products are shipped to our customers generally do not allow a right of return. In the rare instances in which we grant a right of return, revenue is reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met.

        We have supply agreements with our major distributors, which require them to purchase minimum quantities of our products. We regularly review the supply levels of our products on hand at major distributors, primarily by analyzing inventory reports supplied by these distributors, available data regarding the sell-through of our products, our internal data, and other available information. When we believe distributor inventory levels have increased relative to underlying demand, we evaluate the need for sales return allowances. Factors that influence the allowance include historical sales return activity, levels of inventory in the distribution network, inventory turnover, demand history, demand projections, estimated product shelf-life, pricing, and competition. Sales returns have not been material during the periods presented.

        We have agreed to reimburse certain of our international distributors for their selling, general, and administrative expenses (SG&A) under the terms of our distribution agreements. We have reflected these charges as a reduction of net revenue.

        Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

        We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting. In transactions that contain multiple elements, we recognize revenue as each product is delivered or service is provided to the

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

customer. We allocate the total arrangement consideration to each element based on its relative fair value, based on the price for the product or service when it is sold separately.

        Gross product sales are subject to a variety of deductions that are generally estimated and recorded in the same period that the revenue is recognized, and primarily represent rebates to government agencies, chargebacks to wholesalers and distributors, and customer prompt payment discounts. These gross-to-net revenue adjustments are described below.

        We offer rebates to certain classes of trade, which we account for by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of rebates attributable to each sale. We determine our estimate of the rebates primarily based on historical experience and current contract arrangements. We consider the sales performance of products subject to rebates and the levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. For the portion of these rebates that is settled as part of the product sale, there is no lag in the recognition of the rebate. The portion which is accrued upon sale is settled upon resale by our distributors. Due to the limited classes of trade that participate in rebate programs and our visibility of inventories in the channel, adjustments for actual experience have not been material.

        We participate in state government-managed Medicaid programs. We account for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of the Medicaid rebate claims attributable to such sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. Adjustments for actual experience have not been material.

        Sales allowances are established based upon consideration of a variety of factors, including, but not limited to, our sales terms which generally provide for up to a 2% prompt pay discount on domestic and international sales, contractual agreements with customers, estimates of the amount of product in the pipeline, and prescribing patterns. We believe that our sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at our best estimate of the accruals. Actual sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts.

        Our estimates for discounts, customer and government rebates, and administrative fees are by their nature more predictable and less subjective. Estimates for chargebacks are more subjective and, consequently, may be more variable. We enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when our products are purchased from wholesalers by these entities at the contract price which is less than the price charged by us to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of our products by the wholesalers at the contract price based on historical chargeback experience and other factors. Our estimates of inventory levels at the wholesalers are subject to inherent limitations, as

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

our estimates rely on third party data, and their data may itself rely on estimates, and be subject to other limitations. We periodically monitor the factors that influence our provision for chargebacks, and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time.

        Shelf-stock adjustments are credits issued to our customers to reflect decreases in the selling prices of our products. These types of credits are customary in our industry and are intended to reduce a customer's inventory cost to better reflect current market prices. Shelf-stock adjustments are based upon the amount of product that our customers have remaining in their inventories at the time of the price reduction. Decreases in our selling prices are discretionary decisions made by us to reflect market conditions. Amounts recorded for estimated price adjustments are based upon specified terms with customers, estimated declines in market prices, and estimates of inventory held by customers. Our estimates of inventory levels at the customer are subject to inherent limitations, as our estimates may rely on third party data, and their data may itself rely on estimates, and be subject to other limitations. We regularly monitor these factors and evaluate our reserves for shelf-stock adjustments. We have not experienced significant shelf-stock adjustments during the periods presented.

Shipping and Handling

        Shipping and handling costs incurred for inventory purchases are included in cost of goods sold in our consolidated income statements. Shipping and handling costs incurred to warehouse, pick, pack, and prepare inventory for delivery to customers are included in SG&A in our consolidated income statements. Shipping and handling costs included in SG&A amounted to $3.6 million, $3.5 million, and $3.4 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Advertising Costs

        The costs of advertising are expensed as incurred within SG&A in our consolidated income statements. Our advertising costs consist primarily of product samples, print media, online advertising, and promotional material. We incurred advertising costs totaling $10.2 million, $10.5 million, and $9.3 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Research and Development Expenses

        Research and development (R&D) expenses include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of R&D equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services, and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance, and general support services. All costs associated with R&D are expensed as incurred.

Share-Based Compensation

        We value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee's

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

salary. We record corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings as additional paid-in capital.

        The fair value of our common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that we will be required to record over the vesting period. Given the absence of a trading market for our common stock on grant dates prior to October 1, 2009, our board of directors, or special dividend committee or compensation committee designated by our board of directors, estimated the fair value of our common stock contemporaneously with each grant using numerous objective and subjective factors. These factors included: (i) our stage of development, our efforts to become independent from Bayer, and revenue growth; (ii) the timing of the anticipated launch of new products and new indications; (iii) business conditions and business challenges at the time; (iv) available market data, including observable market transactions, and valuations for comparable companies; (v) the illiquid nature of our stock options and stock grants; and (vi) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions at the grant date. In making the assessment of common stock fair value on each award date, our board of directors or designated committee of our board of directors considered the guidance in American Institute of Certified Public Accountants Technical Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation." The valuations were completed utilizing the market and/or an income approach and then the enterprise value was allocated using the "Probability-Weighted Expected Return Method," which provides different probability weights of various likely scenarios (distressed; remain private; private sale; IPO), and develops valuations by determining the present value of the future expected common stock value under each of these scenarios. For option awards granted on October 1, 2009, the fair value of our common stock was determined to be the IPO price per share of $19.00. For option awards granted subsequent to our IPO, we consider the fair value of our common stock to be the closing share price as reported by The NASDAQ Global Select Market on the grant date.

        We estimate the fair value of stock options at the grant date using the Black-Scholes pricing model, which requires the use of a number of assumptions related to the risk-free interest rate, average life of options (expected term), expected volatility, and dividend yield. A forfeiture rate based on historical attrition rates of award holders is used in estimating the granted awards not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in our option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of the stock options, and resulting compensation expense, could be different.

        The stock options that we granted to employees typically have had service-based and performance-based components. Stock option grants, restricted stock and restricted stock unit (RSU) awards to non-employee directors are service-based only. Service-based awards vest annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate performance objectives which are established by our board of directors. We make assessments as to whether the performance conditions related to the performance-based stock options will be achieved. We record compensation cost for awards with performance conditions based on the probable outcome of the performance conditions.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Litigation Accruals

        We record an accrual for our exposures to our various litigation matters as a charge to our consolidated income statements when it becomes probable and can be reasonably estimated. The exposure to legal matters is evaluated and estimated, if possible, following consultation with legal counsel. Such estimates are based on currently available information and, given the subjective nature and complexities inherent in making these estimates, the ultimate outcome of our legal matters may be significantly different than the amounts estimated. Additional information regarding our possible litigation exposures is included in Note 13, "Commitments and Contingencies."

Environmental Costs

        We record liabilities when our environmental assessments indicate that remediation efforts are probable, and the costs can be reasonably estimated. We recognize a current period expense for the liability when clean-up efforts do not benefit future periods. We capitalize costs that benefit more than one accounting period. Estimates, when applicable, of our liabilities are based on currently available facts, existing technology, and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors, and include estimates of associated legal costs. The amounts also consider prior experience in remediating contaminated sites, other companies' clean-up experience, and data released by the Environmental Protection Agency (EPA) or other organizations. The estimates are subject to revision in future periods based on actual costs or new circumstances. We evaluate recoveries from insurance coverage or government sponsored programs separately from our liability, and when recovery is assured, we record and report an asset separately from the associated liability. At December 31, 2009 and 2008, no environmental related assets or liabilities are reflected on our consolidated balance sheets as no amounts are probable or estimable.

Other Contingencies

        We recognize liabilities for other contingencies when we have an exposure, that, when analyzed, indicates it is both probable that an asset has been impaired or a liability incurred, and the amount of impairment or loss can be reasonably estimated. Funds spent to remedy these contingencies are charged against the accrued liability, if one exists, or expensed, if no liability was previously established. When a range of probable loss can be estimated, we accrue the most likely amount within the range of probable losses.

Self-Insurance Programs

        We maintain self-insured retentions and deductibles for some of our insurance programs and limit our exposure to claims by maintaining stop-loss and/or aggregate liability coverage under which the insurer is the primary obligor to the insured. The estimate of our claims liability is subject to inherent limitations as it relies on our judgment of the likely ultimate costs that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our liability for such claims, we consider a number of factors, including, but not limited to, self-insured retentions, deductibles, claim experience, demographic factors, severity factors, and maximum claims exposure. If actual claims exceed these estimates, additional charges may be required.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

        We calculate a provision for, or benefit from, income taxes using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A reduction in the carrying amounts of deferred tax assets by a valuation allowance is required, if, based on the available evidence, it is more likely than not that the assets will not be realized. Accordingly, we periodically assess the need to establish valuation allowances for deferred tax assets based on the more-likely-than-not realization threshold criterion. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies.

        We establish reserves for uncertain income tax positions, based on the technical support for the positions, our past audit experience with similar situations, and potential interest and penalties related to the matters. Our recorded reserves represent our best estimate of the amount, if any, that we will ultimately be required to pay to settle such matters. The resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law and the willingness of the income tax authorities to settle, including the timing thereof and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future, which would be recorded within (provision) benefit for income taxes in our consolidated income statements. Interest and penalties related to unrecognized tax benefits are recognized as a component of our income tax provision.

Interest Costs

        We capitalize a portion of the interest costs we incur during the construction of long-lived assets, primarily plant and equipment, as an additional cost of the related asset. The amount of interest capitalized is determined by applying our weighted average borrowing rate to the related capital spending during the construction period. We incurred interest costs related to our debt and interest rate swap contracts of $72.8 million, $97.2 million, and $110.2 million for the years ended December 31, 2009, 2008, and 2007, respectively, of which $2.0 million, $2.3 million, and $2.0 million, respectively, were capitalized related to the construction of property and equipment.

Derivative Financial Instruments

        All derivative financial instruments are recorded on our consolidated balance sheets as assets or liabilities and measured at fair value, which considers the instrument's term, notional amount, discount rate, credit risk, and other factors. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in other comprehensive income (loss) and subsequently recognized in earnings when the hedged items impact income. Changes in the fair value of derivatives not designated as hedges and the ineffective portion of cash flow hedges are recorded in current earnings. When determining the fair value of our derivative financial instruments, we analyze the instruments from a market participant's perspective to determine a hypothetical exit price to the

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

counterparty. At December 31, 2009, our derivative financial instruments consisted of two interest rate cap contracts. At December 31, 2008, our derivative financial instruments consisted of five variable-to-fixed interest rate swap contracts and two interest rate cap contracts.

Fair Value of Financial Instruments

        Effective November 1, 2008, we adopted new fair value accounting guidance for financial assets and liabilities, which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The guidance does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy to classify the source of the information. The guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:

        Level 1—Quoted prices in active markets for identical assets or liabilities.

        Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

        Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

        At December 31, 2009, we had two interest rate cap contracts with a notional principal amount of $175.0 million outstanding for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero. At December 31, 2008, the fair value of our interest rate swaps was calculated using Level 2 inputs, which included forward LIBOR curves and credit default swap data.

        At December 31, 2009, the estimated fair value of our 7.75% Notes was $607.9 million. We calculated the fair value by reference to open bid/ask quotations of our 7.75% Notes at December 31, 2009. We had no amounts outstanding under our variable rate Revolving Credit Facility at December 31, 2009. At December 31, 2009, we have notes receivable outstanding, which bear interest at market rates, and consequently, the recorded amounts approximate fair value. The recorded amounts of all other financial instruments, which consist of cash and cash equivalents, accounts receivable, net, accounts payable, accrued expenses other liabilities, approximate fair value due to the short duration of the instruments.

Comprehensive Income

        Comprehensive income is defined as the change in equity resulting from recognized transactions and other events and circumstances from non-owner sources. Comprehensive income includes net income as currently reported under U.S. GAAP and other comprehensive income (loss). Other comprehensive income (loss) considers the effect of additional economic events that are not required to be recorded in determining net income, but rather are reported as a separate component of stockholders' equity (deficit).

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The following table includes information regarding our other comprehensive income (loss):

	Gross Amount	Tax Effect	Net Amount
Year ended December 31, 2009
Foreign currency translation adjustments	$232	$—	$232
Additional minimum pension liability	244	—	244
Reclassification of unrealized loss on derivatives to earnings	37,513	(14,226)	23,287

Other comprehensive income	$37,989	$(14,226)	$23,763

Year ended December 31, 2008
Foreign currency translation adjustments	$(216)	$—	$(216)
Net unrealized loss on derivative financial instruments	(18,477)	6,973	(11,504)
Additional minimum pension liability	(52)	—	(52)

Other comprehensive loss	$(18,745)	$6,973	$(11,772)

Year ended December 31, 2007
Foreign currency translation adjustments	$128	$—	$128
Net unrealized loss on derivative financial instruments	(19,036)	7,253	(11,783)

Other comprehensive loss	$(18,908)	$7,253	$(11,655)

        The following table includes information regarding our accumulated other comprehensive income (loss):

	December 31,
	2009	2008
Foreign currency translation adjustments	$164	$(68)
Net unrealized loss on derivative financial instruments	—	(23,287)
Additional minimum pension liability	192	(52)

Accumulated other comprehensive income (loss)	$356	$(23,407)

        During the year ended December 31, 2009, we settled and terminated our interest rate swap contracts, which resulted in a loss of $30.9 million. Our accumulated other comprehensive loss at December 31, 2008 included $23.3 million, net of taxes, related to unrealized losses associated with our interest rate swap contracts. As a result of their settlement and termination, we reclassified $23.3 million out of accumulated other comprehensive loss to loss on extinguishment of debt within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation

        For our international operations, local currencies have been determined to be the functional currencies. We translate the financial statements of international subsidiaries to their U.S. dollar equivalents at end-of-period currency exchange rates for assets and liabilities and at average currency exchange rates for revenues and expenses. We record these translation adjustments as a component of other comprehensive income (loss) within stockholders' equity (deficit). We recognize transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency as incurred within SG&A in our consolidated income statements. We incurred foreign currency transaction gains (losses) of $1.9 million, $(1.0) million, and $5.7 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Business Segments

        We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products result from a common manufacturing process based on a single feedstock.

Earnings per Share

        We calculate basic earnings per share based upon the weighted average number of common shares outstanding. We calculate diluted earnings per share based upon the weighted average number of common shares outstanding plus the dilutive effect of common share equivalents calculated using the treasury stock method.

Recent Accounting Pronouncements

        In October 2009, the Financial Accounting Standards Board (FASB) issued new accounting guidance regarding multiple-deliverable revenue arrangements. The new guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. The guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. A company may elect, but will not be required, to adopt the guidance retrospectively for all prior periods. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements or related disclosures.

        In August 2009, the FASB released new accounting guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance; however, earlier

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

application is permitted. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements or related disclosures.

        In May 2009, the FASB issued authoritative guidance for subsequent events, which is effective for interim and annual financial statements ending after June 15, 2009. The guidance establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis of that date. We have evaluated subsequent events up through February 23, 2010, the date that we filed our audited consolidated financial statements with the U.S. Securities and Exchange Commission.

        In April 2009, the FASB issued new accounting guidance concerning application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this accounting guidance did not have a material impact on our consolidated financial statements, although the future impact of this guidance will be largely dependent on the size and nature of business combinations completed after the effective date.

        On January 30, 2009, the SEC released the final rules requiring all registered companies to use eXtensible Business Reporting Language (XBRL) when submitting financial statements to the SEC. The new rules initially will require interactive data reporting only by domestic and foreign large accelerated filers that prepare their financial statements in accordance with U.S. GAAP and have a worldwide public common equity float above $5.0 billion for their first quarterly period ending after June 15, 2009 and all reporting periods thereafter. We expect to be required to file using XBRL beginning with our quarterly reporting period ending March 31, 2011.

        In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, we may be required in fiscal 2015 to prepare financial statements in accordance with IFRS. However, the SEC announced it will make a determination in 2011 regarding the mandatory adoption of IFRS. We are currently assessing the impact that this potential change would have on our consolidated financial statements, and will continue to monitor the development of the potential implementation of IFRS.

        In March 2008, the FASB revised authoritative guidance for disclosures about derivative financial instruments and hedging activities. This guidance requires disclosures about derivatives and hedging activities including enhanced disclosure about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted and (c) how derivative instruments and related hedged items affect financial position, financial performance, and cash flows. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance did not materially impact our financial statement disclosures.

        In December 2007, the FASB revised the authoritative guidance for business combinations, which establishes principles and requirements for how the acquirer in a business combination (i) recognizes

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on our consolidated financial statements, although the future impact of this guidance will be largely dependent on the size and nature of business combinations completed after the effective date.

        In December 2007, the FASB issued authoritative guidance, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the noncontrolling owners. The authoritative guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on our consolidated financial statements based on our current ownership interests.

3. Initial Public Offering and Use of Proceeds

        On October 6, 2009, we completed our IPO of 56,000,000 shares of our common stock, par value $0.01 per share, at an offering price of $19.00 per share. Our IPO included 28,947,368 shares newly issued and sold by us and 27,052,632 shares sold by the selling stockholder, Talecris Holdings, LLC, including 6,000,000 shares sold by the selling stockholder pursuant to the underwriters' option to purchase additional shares. After deducting the payment of underwriters' discounts and commissions, the net primary proceeds to us from the sale of shares in our IPO were approximately $519.7 million, which we used to repay $389.8 million and $129.9 million of principal under our First and Second Lien Term Loans, respectively. We did not receive any proceeds from the sale of shares by the selling stockholder. In addition to the $30.3 million of underwriters' discounts and commissions deducted from the offering proceeds, we incurred other offering costs of $3.9 million, of which $1.3 million is included in SG&A in our consolidated income statement for the year ended December 31, 2009 and $2.6 million is included as a reduction of additional paid-in capital on our December 31, 2009 consolidated balance sheet. At December 31, 2009, approximately $0.2 million of accrued offering expenses were payable to underwriters.

4. Definitive Merger Agreement with CSL Limited (CSL)

        On August 12, 2008, we entered into a definitive merger agreement with CSL, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. The closing of the transaction was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the merger parties agreed to terminate the definitive merger agreement. CSL paid us a merger termination fee of $75.0 million, which is included

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

4. Definitive Merger Agreement with CSL Limited (CSL) (Continued)

as other non-operating income in our consolidated income statement for the year ended December 31, 2009. The U.S. Federal Trade Commission's complaints were subsequently dismissed.

        In consideration of the definitive merger agreement with CSL, our board of directors approved a retention program in August 2008 for an amount up to $20.0 million. We recorded retention expense of $8.2 million and $5.1 million, excluding fringe benefits, during the years ended December 31, 2009 and 2008, respectively. We classified the cost of this retention program consistent with each recipient's salary. We made payments of approximately $13.3 million under this retention program during 2009. No further payments are due.

5. Business Acquisitions

        In November 2006, we acquired certain assets and assumed certain liabilities from International BioResources, L.L.C. and affiliated entities (IBR) pursuant to an Asset Purchase Agreement (APA). On June 9, 2007, the APA was amended to provide for the acceleration of all milestone and other amounts owed to IBR under the contingent consideration provision of the APA, and as a result, we issued 2,146,232 shares of our common stock to IBR in June 2007, of which 544,568 shares were immediately delivered to IBR and 1,601,664 shares were placed in escrow to secure against breaches and warranties under the APA. The shares placed in escrow were subsequently released to IBR during 2008 either through subsequent amendments to the APA or as the breaches and warranties provision lapsed.

        The total fair value of the accelerated consideration of our common stock was determined to be $45.6 million, based upon the then fair value per share of our common stock as determined by our board of directors, of which $8.6 million was considered to be an inducement for IBR to enter into the June 9, 2007 Purchase and Sale of Assets Agreement (June 2007 Agreement) and the June 9, 2007 Plasma Supply Agreement, and $37.0 million was considered to be additional purchase price, and recorded as goodwill.

        The $8.6 million inducement was initially recorded as an other long-term asset on our consolidated balance sheet and was allocable to the purchase price of plasma collection centers acquired from IBR under the June 2007 Agreement. At December 31, 2008, $6.0 million related to the inducement remained in other long-term assets on our consolidated balance sheet. As of December 31, 2009, the entire inducement has been allocated to the purchase price of plasma collection centers acquired during 2009 under the June 2007 Agreement.

        IBR had the right to put the shares of our common stock back to us for cash ($15.61 per common share) under certain circumstances prior to June 30, 2008. IBR was entitled to interest at a rate of 8% per annum from the issuance date of the shares through December 31, 2007, and as a result we accreted our obligation to a maximum put value of $35.1 million. The difference between the put value and the fair value of the common stock on June 9, 2007 of $12.1 million was recorded as additional paid-in capital during the year ended December 31, 2007.

        In January 2008, IBR exercised their put right, as amended, for 1,185,232 common shares, which we repurchased in February 2008. In March 2008, IBR exercised their put right, as amended, for the remaining 961,000 common shares, which we repurchased in April 2008. The repurchased shares were retired and the embedded put feature was cancelled.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

5. Business Acquisitions (Continued)

        The following table summarizes our purchase accounting for plasma collection centers acquired from IBR under the June 2007 Agreement. The plasma collection centers were acquired to support our plasma supply vertical integration strategy. The plasma collection centers' results of operations have been included in our consolidated financial statements from their respective date of acquisition.

	Years Ended December 31,
	2009	2008	2007
Payments at closing	$5,181	$2,147	$16,211
Notes receivable and other advances	44,540	10,430	—
Performance incentive payments	837	843	—
Allocable portion of accelerated contingent consideration	6,020	2,580	—
Transaction costs	—	56	475

Total purchase price	$56,578	$16,056	$16,686

Cash and cash equivalents	$62	$21	$55
Inventory	5,416	1,778	2,209
Other current assets	183	—	—
Property, plant, and equipment	10,181	1,814	1,095
Intangible assets- regulatory licenses	3,860	840	280
Goodwill	37,060	11,643	13,089

Total assets acquired	56,762	16,096	16,728
Current liabilities assumed	(184)	(40)	(42)

Total purchase price	$56,578	$16,056	$16,686

Number of plasma collection centers acquired	12	3	3

        The purchase price for the plasma collection centers acquired from IBR during 2009 and 2008 consists of various loans and advances made to IBR and performance incentive payments for achieving certain milestones related to the timing of plasma collection center openings. The purchase price also includes the allocable portion of accelerated contingent consideration due to IBR as discussed above. We have no further financing commitments to IBR under the terms of our June 2007 Agreement.

6. Goodwill and Intangible Assets

        Changes to the carrying amount of goodwill for the years ended December 31, 2009 and 2008 were as follows:

Balance at December 31, 2007	$124,157
Acquisitions of plasma collection centers from IBR	11,643

Balance at December 31, 2008	135,800
Acquisitions of plasma collection centers from IBR	37,060

Balance at December 31, 2009	$172,860

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

6. Goodwill and Intangible Assets (Continued)

        Additional information regarding our business acquisitions is included in Note 5, "Business Acquisitions."

        We assess goodwill for impairment annually as of December 31, or more frequently if events and circumstances indicate that impairment may have occurred. The impairment test requires us to allocate goodwill to our reporting units and estimate the fair value of the reporting unit that contained goodwill. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we would record an impairment loss determined by the excess of the carrying amount of the reporting unit's goodwill over its implied fair value.

        We have assessed goodwill at the reporting unit level. We allocated our company's enterprise value to our reporting units based upon their relative contributions to one of our principal operating performance measures, adjusted EBITDA. We determined that the allocated fair value of the reporting unit exceeded its carrying value, and as a result, no adjustment to our recorded goodwill was required at December 31, 2009.

        At December 31, 2009, we had $10.9 million of intangible assets recorded on our consolidated balance sheet, all of which were indefinite-lived regulatory licenses associated with our plasma collection centers. At December 31, 2008, we had $7.2 million of intangible assets recorded on our consolidated balance sheet, of which $7.0 million were indefinite-lived regulatory licenses associated with our plasma collection centers. We incurred minimal intangible asset amortization expense for the periods presented. We performed our annual impairment testing of indefinite-lived intangible assets as of December 31, 2009, which resulted in no impairment of the recorded amounts.

7. Collaborative and Other Agreements

Distribution Services and Supply Agreements with Bayer

        We entered into a number of international distribution services and supply agreements with Bayer in conjunction with our 2005 formational activities under which Bayer affiliates provided supply and distribution services to us for various periods of time in a number of geographic regions outside of the United States. We have since terminated these agreements with Bayer as we have developed internal capabilities, or in certain cases, contracted with unaffiliated third parties, to assume these functions. During the years ended December 31, 2008 and 2007, we repurchased inventories with a value of approximately $28.6 million and $81.9 million, respectively, from a Bayer affiliate in Germany, where we terminated our distribution agreement.

Supply and Service Agreement

        We have a Supply and Service Agreement, as amended, through 2012 to provide albumin to an unaffiliated third party, which is used in conjunction with a proprietary product manufactured by them. We earn a commission on sales of the third party's product at a fixed rate which depends on the territory where the product is sold, as defined in the agreement. We also provide regulatory support as required. We earned commissions of $5.5 million, $8.6 million, and $7.4 million under this agreement for the years ended December 31, 2009, 2008, and 2007, respectively, which have been recorded in other net revenue in our consolidated income statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

7. Collaborative and Other Agreements (Continued)

Licensed Technology

        We licensed certain technology related to the formulation of one of our products to an unaffiliated third party. As consideration for the technology transfer, we received an upfront licensing fee of $4.0 million during 2007, of which 33% is refundable under certain conditions. We recognized $2.6 million of the licensing fee during 2008 as a result of the completion of a portion of our performance obligations, which we recorded within other net revenue in our consolidated income statement. The remaining portion has been deferred on our consolidated balance sheets at December 31, 2009 and 2008. We will recognize the remaining portion of the deferred licensing fee once our remaining performance obligations have been completed. Under the terms of this agreement, we will also receive royalty payments from this third party, which escalates with volume.

Litigation Settlement

        We were a co-plaintiff along with Bayer Healthcare (Bayer) in patent litigation in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare (collectively, Baxter). In this case, filed in 2005, we, as exclusive licensee of Bayer's U.S. Patent No. 6,686,191 (the '191 patent), alleged that Baxter by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, had infringed the '191 patent. We entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement, (i) Baxter paid us $11.0 million, (ii) Baxter will pay us for a period of four years from the settlement date an amount comprising 1.2% of Baxter's net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin under a separate Sublicense Agreement, (iii) Baxter provided us with approximately 2,000 kilograms of Fraction IV-I paste with specifications as per the Settlement Agreement (fair value of $1.8 million determined by reference to similar raw material purchases we have made in the past as well as current market conditions), and (iv) we will grant Baxter certain sublicense rights in the '191 patent and its foreign counterparties.

        We incurred legal fees related to this litigation of $5.7 million during the year ended December 31, 2007, which were recorded within SG&A in our consolidated income statement. During the year ended December 31, 2007, we recorded $12.9 million related to the settlement in other non-operating income in our consolidated income statement. During the years ended December 31, 2009, 2008, and 2007, we recorded $10.6 million, $8.7 million, and $1.7 million, respectively, of fees from Baxter within other net revenue in our consolidated income statements.

8. Inventories and Cost of Goods Sold

        Inventories consisted of the following:

	December 31,
	2009	2008
Raw material	$171,866	$155,055
Work-in-process	312,178	306,950
Finished goods	160,010	119,715

Total inventories	$644,054	$581,720

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

8. Inventories and Cost of Goods Sold (Continued)

        Our raw material inventories include unlicensed plasma and related testing costs of $7.6 million and $8.2 million at December 31, 2009 and 2008, respectively, which we believe are realizable.

Unabsorbed Talecris Plasma Resources, Inc. (TPR) Infrastructure and Start-Up Costs

        Our cost of goods sold includes $44.0 million, $98.5 million, and $70.1 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to unabsorbed TPR infrastructure and start-up costs associated with the development of our plasma collection center platform. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

Plasma Center current Good Manufacturing Practices (cGMP) Issue

        During the first and second quarters of 2008, we incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from our standard operating procedures and cGMP at one of our plasma collection centers. Our preliminary investigations concluded that the deviations from our standard operating procedures and cGMP resulted in impairments to the related raw material and work-in-process inventories as we concluded there was no probable future economic benefit related to the impacted inventories. Subsequently, due to further investigations and new facts and circumstances, we determined that certain impacted inventories were saleable. We record recoveries directly to cost of goods sold after the impacted material is converted into final products and sold to third parties. During the years ended December 31, 2009 and 2008, we recorded recoveries of $1.9 million and $17.5 million, respectively. For the year ended December 31, 2008, recoveries totaled $17.5 million, resulting in a net provision of $5.8 million for 2008. We do not expect to recognize significant further recoveries of the impacted inventories.

Customer Settlement

        We settled a dispute with a customer in September 2007 regarding intermediate material manufactured by us, which is used by this customer in their manufacturing process. We recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material, which we recovered in its entirety during 2008 as the related material was determined to be saleable, converted into final product, and sold to other customers. During 2008, we recorded an additional inventory provision of $2.6 million related to this dispute for products held in Europe, for which we recovered $0.8 million and $1.8 million during 2009 and 2008, respectively, as the impacted material was determined to be saleable, converted into final product, and sold to other customers.

Unplanned Plant Maintenance

        During November 2007, we shut down portions of our Clayton, North Carolina facility for approximately two weeks consistent with our cGMP operating practices for unplanned plant maintenance. As a result of the unplanned maintenance, we recorded a charge to cost of goods sold of $10.0 million during the year ended December 31, 2007, primarily related to unabsorbed production costs, which would have otherwise been capitalized to inventories. There was no impact to the carrying value of inventories.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

8. Inventories and Cost of Goods Sold (Continued)

Gamunex IGIV Production Incident

        In March 2005, prior to our formation as Talecris, a production incident occurred at our Clayton, North Carolina facility, which resulted in a write-off of Gamunex IGIV that had elevated levels of IgM antibodies. During March 2007, we reached an agreement with Bayer under which we recovered $9.0 million related to this production incident, which we recorded as a reduction of cost of goods sold during the year ended December 31, 2007.

9. Property, Plant, and Equipment, net

        Property, plant, and equipment, net, consisted of the following:

	December 31,
	2009	2008
Land	$4,136	$4,136
Buildings and improvements	68,417	47,764
Machinery and equipment	102,887	67,446
Furniture and fixtures	5,492	4,996
Computer hardware and software	54,761	42,762
Capital leases of buildings	8,374	6,639

	244,067	173,743
Less: accumulated depreciation and amortization	(62,463)	(36,308)

	181,604	137,435
Construction in progress	85,595	75,816

Total property, plant, and equipment, net	$267,199	$213,251

        Depreciation expense was $28.8 million, $20.1 million, and $10.5 million for the years ended December 31, 2009, 2008, and 2007, respectively.

        During 2009 and 2008, we recorded impairment charges of $3.1 million and $3.6 million, respectively, primarily within cost of goods sold in our consolidated income statements related primarily to capital lease assets and leasehold improvements at certain of our plasma collection centers which were closed or were under development and we no longer plan to open.

        During 2007, we recorded an impairment charge related to equipment of $2.8 million as a result of the discontinuation of a capital project, which is included in cost of goods sold in our consolidated income statement.

10. Investment in Affiliate

        At December 31, 2009, we had a 30% interest in the Class 1 common stock of Centric Health Resources, Inc. (Centric). Our investment in Centric is accounted for using the equity method of accounting based on our assessment that our interest allows us to exercise significant influence, but not control. Under the equity method, our investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of Centric as they occur. Our recognition of losses is limited to the extent of our investment in, advances to, and commitments for the investment.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

10. Investment in Affiliate (Continued)

        Centric provides services in the management of our Prolastin and Gamunex Direct programs. In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion, and customer relationship services for us primarily related to our U.S. sales of Prolastin. Centric maintains inventory on our behalf which they utilize to fill customer orders. Centric also provides services to us in collecting accounts receivable for sales made under the Prolastin and Gamunex Direct programs. We provide Centric a fee for each unit of product provided to patients which escalates with volume. The total fees for such services for the years ended December 31, 2009, 2008, and 2007 were $20.3 million, $17.5 million, and $14.5 million, respectively. The majority of these fees are recorded within cost of goods sold in our consolidated income statements. The value of the finished goods inventories that Centric held on our behalf was $7.1 million and $8.9 million at December 31, 2009 and 2008, respectively.

11. Long-Term Debt and Capital Lease Obligations

        We were obligated under the following debt instruments:

	December 31,
	2009	2008
Revolving Credit Facility	$—	$179,941
7.75% Notes	600,000	—
Discount on 7.75% Notes	(3,954)	—
First Lien Term Loan	—	686,000
Second Lien Term Loan	—	330,000
Capital lease obligations	9,961	5,605

Total debt and capital lease obligations	606,007	1,201,546
Less: current maturities	(740)	(7,341)

Long-term debt and capital lease obligations, net of current maturities	$605,267	$1,194,205

Financial Impact of IPO and Refinancing Transactions

        The following table summarizes the changes to our indebtedness during 2009, including the impact from the application of the net proceeds to us of $519.7 million from our IPO discussed in Note 3, "Initial Public Offering and Use of Proceeds," and the net proceeds to us of $583.9 million from the refinancing transactions discussed below:

	December 31, 2008	2009 Net Repayments	October 6, 2009 IPO	October 21, 2009 Refinancing	Amortization	December 31, 2009
Revolving Credit Facility	$179,941	$(124,348)	$—	$(55,593)	$—	$—
First Lien Term Loan	686,000	(5,250)	(389,812)	(290,938)	—	—
Second Lien Term Loan	330,000	—	(129,937)	(200,063)	—	—
7.75% Notes	—	—	—	600,000	—	600,000
Discount on 7.75% Notes	—	—	—	(4,074)	120	(3,954)

Total indebtedness	$1,195,941	$(129,598)	$(519,749)	$49,332	$120	$596,046

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

11. Long-Term Debt and Capital Lease Obligations (Continued)

        In addition to the debt principal repayments in the preceding table, we used $28.7 million of the net proceeds to us from the issuance of the 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million and $8.6 million to pay accrued interest associated with our then outstanding First and Second Lien Term Loans. In addition to the $4.1 million of discounts on the 7.75% Notes disclosed in the table above, approximately $12.0 million of commissions were deducted from the gross issuance proceeds. Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million.

        As a result of the IPO and refinancing transactions, we recognized a charge during the fourth quarter of 2009 of $12.1 million to write-off previously deferred debt issuance costs related to our First and Second Lien Term Loans and $30.9 million related to costs associated with the settlement and termination of our interest rate swap contracts. These charges, which totaled $43.0 million, are recorded within other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009. We capitalized $14.9 million of debt issuance costs associated with the issuance of the 7.75% Notes and the Revolving Credit Facility amendment. We incurred other costs related to our IPO of $3.9 million, of which $1.3 million is included within SG&A in our consolidated income statement for the year ended December 31, 2009 and $2.6 million is included as a reduction of additional paid-in capital on our December 31, 2009 consolidated balance sheet. The following table summarizes changes in deferred debt issuance costs during the year ended December 31, 2009:

	December 31, 2008	Charges	Newly Capitalized Debt Issuance Costs	Amortization	December 31, 2009
Revolving Credit Facility	$3,014	$—	$1,545	$(1,041)	$3,518
First Lien Term Loan	9,629	(8,054)	—	(1,575)	—
Second Lien Term Loan	4,744	(4,087)	—	(657)	—
7.75% Notes	—	—	13,334	(392)	12,942

Total deferred debt issuance costs	$17,387	$(12,141)	$14,879	$(3,665)	$16,460

        Deferred debt issuance costs are recorded within other long-term assets on our consolidated balance sheets and are amortized to interest expense, net, in our consolidated income statements on a straight-line basis, which approximates the effective yield amortization method, over the term of the related credit facility.

7.75% Unsecured Senior Notes, due November 15, 2016

        On October 21, 2009, we completed the issuance of $600.0 million, 7.75% Senior Notes, due November 15, 2016, at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The 7.75% Notes yield 7.875% to maturity and pay interest semi-annually on May 15 and November 15 to holders of record on the immediately preceding May 1 and November 1, respectively. The 7.75% Notes are guaranteed on a senior unsecured basis by our existing and future domestic subsidiaries. Except as described below, we will not be entitled to redeem the 7.75% Notes at our option prior to November 12, 2012.

        We may redeem some or all of the 7.75% Notes, at our option, at any time on or after November 12, 2012, at the redemption prices (expressed as percentages of principal amount) set forth

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

11. Long-Term Debt and Capital Lease Obligations (Continued)

below plus accrued and unpaid interest and additional interest, if any, on the 7.75% Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Fiscal Year	Percentage
2012	103.875%
2013	102.583%
2014	101.292%
2015 and thereafter	100.000%

        In addition, at any time during each twelve-month period ending on November 15, 2010, 2011, and 2012, we may redeem up to 10% of the originally issued principal amount of the 7.75% Notes at a redemption price of 103% of the principal amount of the 7.75% Notes redeemed plus accrued and unpaid interest and additional interest, if any, to the redemption date, subject to the rights of the holders of the 7.75% Notes on the relevant record date to receive interest due on the relevant interest payment date.

        At any time, or from time to time, on or prior to November 15, 2012, we may, at our option, redeem up to 35% of the aggregate principal amount of the 7.75% Notes issued under the indenture with the net cash proceeds to us of certain equity offerings at a redemption price equal to 107.75% of the principal amount of the 7.75% Notes plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date, provided that at least 65% of the aggregate principal amount of the 7.75% Notes originally issued remains outstanding immediately after such redemption and the redemption occurs within 90 days of the date of the closing of such equity offering.

        Under the Make-Whole redemption feature, we may redeem 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the U.S. Treasury rate as of such redemption date plus 0.50%), plus accrued and unpaid interest and additional interest, if any, prior to November 15, 2012, with respect to some or all of the 7.75% Notes, subject to the rights of the holders on the relevant record date to receive interest due on the relevant interest payment date.

        We are not required to make mandatory redemption or sinking fund payments with respect to the 7.75% Notes.

        Upon a change of control, the 7.75% Notes are puttable at 101% of principal plus accrued and unpaid interest and additional interest, if any.

        We may incur additional indebtedness and our subsidiary guarantors may also incur additional indebtedness if our Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

        The indenture contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, our ability and our restricted subsidiaries' ability to: (i) sell assets; (ii) pay distributions on, redeem or repurchase its capital stock or redeem or repurchase its subordinated debt; (iii) make certain investments; (iv) incur or guarantee additional indebtedness or issue preferred stock; (v) create or incur certain liens; (vi) enter into agreements that restrict distributions or other payments from our

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

11. Long-Term Debt and Capital Lease Obligations (Continued)

restricted subsidiaries to us; (vii) engage in certain sale and leaseback transactions; (viii) engage in certain transactions with affiliates; (ix) transfer or dispose of the capital stock of the restricted subsidiary to persons other than us or our restricted subsidiaries; and (x) create unrestricted subsidiaries. The indenture also contains certain customary events of default.

        In connection with the sale of the 7.75% Notes, we and our subsidiaries that guaranteed the 7.75% Notes entered into an exchange and registration rights agreement with the initial purchasers of the 7.75% Notes on October 21, 2009, pursuant to which we are obligated, by April 19, 2010, to file with Securities and Exchange Commission under the Securities Act of 1933, as amended, a registration statement with respect to an offer to exchange the 7.75% Notes (and guarantees) for substantially identical new notes (and guarantees) of ours. If we are not able to effect this exchange offer, we have agreed to file a shelf registration statement relating to re-sales of the 7.75% Notes. We will be obligated to pay damages consisting of additional interest on the 7.75% Notes if, within the periods specified in the Registration Rights Agreement, we do not file the exchange offer registration statement or the shelf registration statement or we do not comply with certain other obligations under the Registration Rights Agreement.

Revolving Credit Facility

        We have a $325.0 million asset-based credit agreement administered by Wachovia Bank, N.A., an affiliate of Wells Fargo Securities, which was amended on October 15, 2009 as described below. We use our available cash balances to repay amounts outstanding under our Revolving Credit Facility. We deposit any excess amounts into an overnight investment account. Outstanding principal under this facility is due and payable on the maturity date of December 6, 2011. At December 31, 2009, $2.0 million was being utilized for letters of credit and $323.0 million was unused and available. The letters of credit were used as security for utilities, insurance, and third party warehousing.

        Borrowings under this facility bear interest at a rate based upon either the ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the Revolving Credit Facility at the ABR plus 0.25-0.75% or LIBOR plus 1.50-2.00%. For the years ended December 31, 2009, 2008, and 2007, the weighted average interest rates of our Revolving Credit Facility were 2.79%, 4.79%, and 7.90%, respectively. At December 31, 2008, the interest rates on the ABR and LIBOR borrowings were 3.75% and 2.82%, respectively. No amounts were outstanding under the Revolving Credit Facility at December 31, 2009.

        The Revolving Credit Facility is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our personal property, including real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

        The Revolving Credit Facility contains default provisions, and, pursuant to the October 15, 2009 amendment described below, imposes restrictions on annual capital expenditures if our leverage ratio is 2.00 to 1.00 or less, and contains a financial covenant which requires us to maintain a fixed charge coverage ratio of at least 1.10 to 1.00 if our borrowing availability based on eligible collateral is less than $48.75 million. The Revolving Credit Facility defines certain terms in calculating covenant ratios, including adjusted EBITDA and Indebtedness.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

11. Long-Term Debt and Capital Lease Obligations (Continued)

        The borrowing base under our Revolving Credit Facility is based on our accounts receivable and inventory, and is calculated as (i) 85% of our eligible accounts receivable plus (ii) the lesser of (a) 65% of our eligible inventory (valued on a first-in-first-out basis), (b) 85% of the net orderly liquidation value of our eligible inventory as determined by a recent appraisal, and (c) $300 million. Only up to $100 million may be advanced to us based on the value of our work-in-process inventory (with "filled-not-packed" and "packed-not-released" inventory being considered finished goods inventory). From time to time, the collateral agent under the Revolving Credit Facility may modify our eligibility standards, establish or adjust reserves, or reduce one or more of the other elements used in computing the borrowing base.

        On October 15, 2009, we entered into an amendment to the Revolving Credit Facility dated as of October 12, 2009. The Revolving Credit Facility, as amended, permitted the 7.75% Notes, described above, to be issued as long as the First and Second Lien Term Loan Credit Agreements were terminated in connection with the offering of the 7.75% Notes. The amendment also (i) increases the covenant baskets for permitted acquisitions to $250 million, (ii) permits the payment of cash dividends commencing with the first fiscal quarter of 2010 if certain conditions are met as described below, and (iii) increases our capital expenditure baskets so that we will be permitted to make capital expenditures of up to $225 million in each of 2010 and 2011. Moreover, pursuant to the amendments, we are not subject to any limitation on our capital expenditures in any fiscal year if our leverage ratio, as defined, as of the end of the fiscal year most recently ended was less than or equal to 2.00 to 1.00. Minimum availability tests under the Revolving Credit Facility were also increased from $32.5 million to $48.75 million in connection with the amendment.

        Our Revolving Credit Facility, as amended, permits the payment of cash dividends to holders of our common stock commencing with the first fiscal quarter of 2010, so long as (i) the Leverage Ratio determined as of the end of the immediately preceding fiscal quarter for the then most recently completed four fiscal quarters, is equal to or less than 2.00 to 1.00 and (ii) the minimum pro forma Availability as of the date of such dividend (after giving effect to such cash dividend, the funding of all Revolving Loans, and the issuance of all Letters of Credit to be funded or issued as of such date) is not less than $48.75 million; provided that, the aggregate amount of Restricted Payments shall not exceed 50% of Net Income during the period from October 1, 2009 to the end of the most recently ended fiscal quarter as of the date of the Restricted Payment.

First and Second Lien Term Loans

        Our First and Second Lien Term Loans were repaid in full and terminated as a result of the application of the net proceeds to us from our October 6, 2009 IPO and the issuance of our 7.75% Notes on October 21, 2009. The weighted average annualized interest rates on the First Lien Term Loan were 4.66%, 6.60%, and 9.07% for the years ended December 31, 2009, 2008, and 2007, respectively, and the weighted average annualized interest rates on the Second Lien Term Loan were 7.68%, 9.63%, and 12.13% for the years ended December 31, 2009, 2008, and 2007, respectively. At December 31, 2008, the interest rates on the First and Second Lien Term Loans were 5.64% and 8.64%, respectively.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

11. Long-Term Debt and Capital Lease Obligations (Continued)

Interest Rate Swaps and Caps

        We used $28.7 million of the net proceeds to us from the issuance of our 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million. Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million. As a result of the settlement and termination of these interest rate swap contracts, we recognized a charge of $30.9 million (approximately $18.9 million after tax) during the year ended December 31, 2009 within total other non-operating expense, net, in our consolidated income statement. At December 31, 2008, approximately $23.3 million, net of taxes, was recorded in accumulated other comprehensive loss, related to our interest rate swap contracts. As a result of their settlement and termination, we reclassified $23.3 million out of accumulated other comprehensive loss to loss on extinguishment of debt within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009.

        At December 31, 2008, we had five variable-to-fixed interest rate swap contracts with an aggregate notional amount of $500.0 million and two interest rate cap contracts with an aggregate notional principal amount of $175.0 million outstanding, respectively. At December 31, 2008, the fair value of our interest rate derivatives was $37.5 million, which was recorded primarily in other long-term liabilities on our consolidated balance sheet. Fair value was calculated using Level 2 inputs, which included forward LIBOR curves and credit default swap data. At December 31, 2009, we had two interest rate cap contracts with a notional principal amount of $175.0 million outstanding for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero.

Additional Information Regarding Our Financial Covenants

        The lenders under our Revolving Credit Facility use adjusted EBITDA as the basis of calculation of our compliance with our Leverage Ratio (Total Debt divided by the last twelve months' adjusted EBITDA) and Interest Coverage Ratio (last twelve months' adjusted EBITDA divided by Cash Interest Expense). Both the Leverage Ratio and the Interest Coverage Ratio are measures our lenders use to monitor our performance and ability to generate positive cash flows.

        Adjusted EBITDA is defined in our Revolving Credit Facility as net income plus net interest expense, depreciation and amortization, income taxes, and other adjustments. Other adjustments include, but are not limited to, the following to the extent that they are included in net income:

  •
  Write-offs, write-downs, asset revaluations and other non-cash charges, losses, and expenses, including non-cash equity compensation expense;

  •
  Impairments of intangibles and goodwill;

  •
  Extraordinary gains and losses;

  •
  Fees paid pursuant to our Management Agreement, as amended, with Talecris Holdings, LLC, which was terminated in connection with our IPO;

  •
  Fees and expenses incurred in connection with transactions and permitted acquisitions and investments;

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

11. Long-Term Debt and Capital Lease Obligations (Continued)

  •
  Extraordinary, unusual, or non-recurring charges and expenses including transition, restructuring, and "carve-out" expenses;

  •
  Legal, accounting, consulting, and other expenses relating to the potential or actual issuance of equity interests, including an initial public offering of common stock;

  •
  Costs associated with our Special Recognition Bonuses; and

  •
  Other items.

12. Income Taxes

        Components of our provision (benefit) for income taxes are as follows:

	Years Ended December 31,
	2009	2008	2007
Current provision:
Federal	$68,960	$28,639	$24,394
State and local	3,421	4,590	5,438
Foreign	1,348	1,776	1,919

Total current provision	73,729	35,005	31,751
Deferred provision (benefit):
Federal	69	7	(14,464)
State and local	1,210	1,582	(2,327)

Total deferred provision (benefit)	1,279	1,589	(16,791)
Change in valuation allowance	—	—	(55,754)

Provision (benefit) for income taxes	$75,008	$36,594	$(40,794)

        A reconciliation of expected income tax expense (benefit) at the U.S. Federal rate of 35% to actual income tax expense is as follows:

	Years Ended December 31,
	2009	2008	2007
Amount computed at statutory rate	$80,114	$35,837	$28,969
State income taxes (net of Federal benefit)	4,291	4,059	3,201
Research and development credits	(7,732)	(4,052)	(10,034)
State tax credits (net of Federal benefit)	(871)	(600)	(1,895)
Federal benefit of tax deductions for qualified production activities	(2,764)	(2,037)	(2,166)
Capitalized transaction costs	(2,352)	584	2,087
Nondeductible meals and entertainment expenses	504	425	520
Bayer settlement	—	—	(3,150)
Other	3,818	2,378	(2,572)
Change in valuation allowance	—	—	(55,754)

Provision (benefit) for income taxes	$75,008	$36,594	$(40,794)

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

12. Income Taxes (Continued)

        We calculate a provision for, or benefit from, income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The major components of our deferred tax assets and liabilities are as follows:

	December 31,
	2009	2008
Current:
Deferred income tax assets:
Allowances on accounts receivable	$11,020	$6,825
Inventories	23,928	25,023
Revenue recognition	7,857	6,148
Stock-based compensation	30,952	20,085
Deferred bonuses	4,617	9,980
Accrued expenses	4,568	4,683
State tax credit carry-forward	3,195	2,991
Other	3,543	1,782

Total deferred income tax assets	89,680	77,517
Deferred income tax liabilities:
Other liabilities	(1,028)	(930)

Total deferred income tax liabilities	(1,028)	(930)

Net current deferred income tax assets	$88,652	$76,587

Non-current:
Deferred income tax assets:
Property, plant, and equipment	$14,170	$23,615
Interest rate swaps and caps	—	14,225
Other	252	—

Total deferred income tax assets	14,422	37,840
Deferred income tax liabilities:
Intangibles	(8,574)	(3,973)
Other	—	(514)

Total deferred income tax liabilities	(8,574)	(4,487)

Net non-current deferred income tax assets	$5,848	$33,353

Net deferred income tax assets	$94,500	$109,940

        We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

12. Income Taxes (Continued)

risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of our analysis of all available evidence, which included ten consecutive quarters of cumulative pre-tax profits and our expectations that we can generate sustainable consolidated taxable income for the foreseeable future, we concluded that it was more likely than not that our deferred tax assets would be realized, and consequently, we released the remaining valuation allowance related to our deferred tax assets during the third quarter of 2007. The release of the valuation allowance related to our deferred tax assets resulted in a $48.2 million non-cash tax benefit during the year ended December 31, 2007. During the first three quarters of 2007, we also realized a portion of our deferred tax assets equal to the amount of our current Federal income tax provision.

        We have not provided for U.S. Federal income and foreign withholding taxes on our non-U.S. subsidiaries' cumulative undistributed earnings of approximately $9.7 million as of December 31, 2009 as such earnings are intended to be reinvested outside of the U.S. indefinitely. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

        At December 31, 2009, we had state tax credit carryforwards of $4.9 million that will start expiring in 2013. Our ability to offset future taxable income with tax credit carryforwards may be limited in certain circumstances, including changes in ownership.

        We adopted new income tax accounting guidance on January 1, 2007, which prescribes a two-step process for the financial statement measurement and recognition of a tax position taken or expected to be taken in a tax return. The first step involves the determination of whether it is more likely than not (greater than 50% likelihood) that a tax position will be sustained upon examination, based upon the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. The new accounting guidance also provides guidance on the accounting for related interest and penalties, financial statement classification, and disclosure. The adoption of this accounting guidance resulted in a decrease to retained earnings of approximately $0.7 million.

        The following table summarizes activity related to our gross unrecognized tax positions:

Unrecognized tax benefits at January 1, 2007	$6,893
Additions for tax positions taken in the current year	2,959
Reductions for tax positions taken in a prior year	(2,967)

Unrecognized tax benefits at December 31, 2007	6,885
Additions for tax positions taken in the current year	3,626
Reductions for tax positions taken in a prior year	(521)

Unrecognized tax benefits at December 31, 2008	9,990
Additions for tax positions taken in the current year	3,899
Reductions for tax positions taken in a prior year	(1,642)

Unrecognized tax benefits at December 31, 2009	$12,247

        As of December 31, 2009, our total gross unrecognized tax benefits were approximately $12.2 million, of which approximately $8.8 million would reduce our effective income tax rate if recognized. Interest and penalties related to unrecognized tax benefits are included in income tax expense. No material interest or penalties were incurred during the years presented.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

12. Income Taxes (Continued)

        The Internal Revenue Service (IRS) recently completed the fieldwork related to the audit of our 2005, 2006, and 2007 Federal income tax returns. The Joint Committee on Taxation returned the 2005, 2006 and 2007 Federal income tax audit to the IRS field agent for additional review. The case will be resubmitted to the Joint Committee on Taxation and is likely to be finalized following their review. We do not believe that the outcome of this examination will have a material adverse impact on our consolidated financial condition or results of operations. However, it is reasonably possible that within the next twelve months, we will resolve with the IRS some or all of the matters presently under consideration in the examination for 2005, 2006, and 2007, primarily consisting of research and experimental credits and orphan drug credits, which may increase or decrease the unrecognized tax benefits for all open tax years. Settlement could increase earnings in an amount ranging from $0 to $4.7 million based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

        We have analyzed our filing positions for all open years in all significant Federal, state, and foreign jurisdictions where we are required to file income tax returns. The periods subject to examination by the major tax jurisdictions where we conduct business are tax periods 2005 through 2009.

13. Commitments and Contingencies

Leases

        We lease office buildings, plasma collection centers, refrigerated storage, furniture, machinery, computer equipment, and miscellaneous equipment under leasing agreements. The majority of our leases are operating leases. In addition to rent, certain of our leases require us to pay directly for taxes, insurance, maintenance, and other operating expenses. Future minimum lease payments required under our capital leases and non-cancellable operating leases as of December 31, 2009 are as follows:

	Capital Leases	Non-cancellable Operating Leases
2010	$1,740	$16,727
2011	1,762	12,401
2012	1,784	7,857
2013	1,810	4,501
2014	1,778	3,212
Thereafter	6,283	5,788

Total future minimum lease payments	15,157	$50,486

Less: amounts representing interest	(5,196)

Present value of net minimum lease payments	9,961
Less: current portion of capital lease obligations	(740)

Total	$9,221

        In the preceding table, the future minimum annual rentals payable under non-cancellable leases denominated in foreign currencies have been calculated based upon the December 31, 2009 foreign currency exchange rates. Rental cost was approximately $16.6 million, $14.8 million, and $13.0 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

13. Commitments and Contingencies (Continued)

Employment Agreements

        We have employment agreements and offer letters with certain of our employees which require payments generally ranging from 100% to 200% of the employee's annual compensation if employment is terminated not for cause by us, or by the employee, for good reason, as defined. Certain of these arrangements also include provisions for payments of bonuses under our annual incentive plan and the vesting of restricted stock and/or stock options, as well as other customary payments, such as accrued personal days, bonuses, continuing benefits, and outplacement services. Unless such termination is for cause, if such termination occurs within a specified period following a change in control of the company, as therein defined, the agreements generally require us to vest all of the employees' stock-based compensation.

Customer Commitments

        We have supply agreements with some of our customers which require us to provide certain minimum quantities of our products for various periods. At December 31, 2009, we currently anticipate being able to fill these supply agreements in the foreseeable future and we do not consider our potential exposure for unfilled customer orders to be material.

Litigation

        We are involved in various legal and regulatory proceedings that arise in the ordinary course of business. We record accruals for such contingencies to the extent that we conclude that their occurrence is both probable and estimable. We consider many factors in making these assessments, including the professional judgment of experienced members of management and our legal counsel. We have estimated the likelihood of settlement, unfavorable outcomes and the amounts of such potential losses. In our opinion, the ultimate outcome of these proceedings and claims is not anticipated to have a material adverse effect on our consolidated financial position, results of operations, or cash flows. However, the ultimate outcome of litigation is unpredictable and actual results could be materially different from our estimates. We record anticipated recoveries under applicable insurance contracts when we are assured of recovery.

National Genetics Institute/Baxter Healthcare Corporation Litigation

        In May 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly-owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina, alleging that we infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. They subsequently withdrew and re-filed the case in November 2008. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI. In November 2008, we filed our answer to their complaint, asserting anti-trust and other counterclaims, and filed a request for re-examination of the patents with the Patent and Trademark Office (PTO), which was subsequently granted. We filed a motion to stay litigation pending the PTO proceedings. The motion was unopposed and subsequently granted on January 30, 2009. On July 7 and July 9, 2009, the PTO mailed Notices of Intent to Issue Reexamination Certificates without amending the claims of the patents in dispute. Neither party has yet filed motions to resume the litigation. We believe the allegations of infringement are without merit and that the patents are

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

13. Commitments and Contingencies (Continued)

invalid as applied to our processes. We intend to vigorously defend against the complaint and pursue our counterclaims.

Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership

        We had a three year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC (PCA) under which we were required to purchase annual minimum quantities of plasma from plasma collection centers approved by us, including the prepayment of 90% for unlicensed plasma. We were also committed to finance the development of up to eight plasma collection centers, which were to be used to source plasma for us. Under the terms of the agreement, we had the obligation to purchase such centers under certain conditions for a sum determined by a formula set forth in the agreement. We provided $3.2 million in financing, including accrued interest, related to the development of such centers, and we advanced payment of $1.0 million for unlicensed plasma.

        In August 2008, we notified PCA that they were in breach of the Amended and Restated Plasma Sale/Purchase Agreement. We terminated the agreement in September 2008. In November 2008, TPR filed suit in federal court in Raleigh against the G&M Crandall Limited Family Partnership and its individual partners as guarantors of obligations of PCA. A mediation held on January 8, 2009 with the objective of a global resolution of all claims among and between the various parties ended in an impasse. We were served in January 2009 in a parallel state action by PCA, alleging breach of contract by TPR. The two cases are proceeding in parallel with trial in the state court set for May 24, 2010. During the year ended December 31, 2008, we recorded provisions of $4.2 million related to the notes receivable and advances within SG&A, due to uncertainty regarding collection.

Foreign Corrupt Practices Act

        We are conducting an internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA) that we became aware of during the conduct of an unrelated review. The FCPA investigation is being conducted by outside counsel under the direction of a special committee of our board of directors. The investigation initially focused on sales to certain Eastern European and Middle Eastern countries, but our investigation is also reviewing sales practices in other countries as determined appropriate.

        In July 2009, we voluntarily contacted the U.S. Department of Justice (DOJ) to advise them of the investigation and to offer our cooperation in any investigation that they want to conduct or they want us to conduct. The DOJ has not indicated what action it may take, if any, against us or any individual, or the extent to which it may conduct its own investigation. The DOJ or other federal agencies may seek to impose sanctions on us that may include, among other things, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of new control staff, or enhancement of existing compliance and training programs. Other countries in which we do business may initiate their own investigations and impose similar penalties. As a result of this investigation, we have suspended shipments to some of these countries while we put additional safeguards in place. In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. These actions unfavorably affected revenue from these countries in 2009. We have resumed sales in countries where we have appropriate safeguards in place and are reallocating product to other countries as necessary. To the extent that we

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

13. Commitments and Contingencies (Continued)

conclude, or the DOJ concludes, that we cannot implement adequate safeguards or otherwise need to change our business practices, distributors, or consultants in affected countries or other countries, this may result in a permanent loss of business from those countries. These sanctions or the loss of business could have a material adverse effect on us or our results of operations. Based on the information obtained to date, we have not determined that any potential liability that may result is probable or can be reasonably estimated. Therefore, we have not made any accrual in our consolidated financial statements as of December 31, 2009.

        As of December 31, 2009, we have $2.4 million of accounts receivable outstanding with customers related to this matter, which we fully reserved during 2009.

Pharmaceutical Pricing Agreement under the Public Health Service Program

        In November 2009, we received a letter from the United States Attorney's Office for the Eastern District of Pennsylvania ("USAO"). The USAO requested a meeting to review our compliance with the terms of the Pharmaceutical Pricing Agreement ("PPA") under the Public Health Service program. Specifically, the USAO asked for information related to the sale of our IGIV product, Gamunex, under that program. In order to have federal financial participation apply to their products under the Medicaid program and to obtain Medicare Part B coverage, manufacturers are required to enter into a PPA. The PPA obligates manufacturers to charge covered entities the Public Health Service price for drugs intended for outpatient use. The Public Health Service price is based on the Medicaid rebate amount. We believe that we have complied with the terms of the PPA and federal law. If the USAO determines that our practices are inconsistent with the terms of the PPA, the USAO has stated that it may file a civil action against us under the Anti-fraud Injunction Act and seek a court order directing the company to comply with the PPA or, potentially, proceed under some other legal theory. We could also be subject to fines, damages, penalties, appointment of a monitor, or enhancement of existing compliance and training programs as a result of government action. We are cooperating with the investigation and intend to respond to information requests from the USAO.

Exclusive License Agreements with Crucell N.V. (Crucell)

        During September 2008, we entered into an exclusive commercial license agreement with Crucell for recombinant technology. In consideration of the license that Crucell granted us, we paid an upfront license fee of $2.5 million, which we recorded in R&D in our consolidated income statement during the year ended December 31, 2008. We could be required to pay up to $29.5 million of additional development milestones as certain activities are completed. Upon commercialization of the product, we are required to pay a royalty at a tiered rate, ranging between 3.5% and 6%, based on the related net sales of the product.

        During December 2008, we entered into another exclusive commercial license agreement with Crucell for recombinant technology. In consideration of the license that Crucell granted us, we paid an upfront license fee of $1.5 million, which we recorded in R&D in our consolidated income statement for the year ended December 31, 2008. During the year ended December 31, 2009, we paid $0.5 million to Crucell, which is included in R&D in our consolidated income statement. We could be required to pay up to $18.5 million of additional development milestones as certain activities are completed. Upon commercialization of the product, we are required to pay a royalty at a tiered rate, ranging between 3% and 5%, based on the related net sales of the product.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

13. Commitments and Contingencies (Continued)

        Under the terms of both exclusive license agreements with Crucell, we may terminate either agreement by giving Crucell 90 days prior written notice and payment of all outstanding amounts owed to Crucell.

Purchase Commitments

        We have purchase agreements that require us to purchase minimum annual quantities of plasma, other raw materials, and associated subcontracted manufacturing services. At December 31, 2009, our purchase commitments, generally subject to annual price negotiations, are as follows:

2010	$202,307
2011	162,615
2012	101,385
2013	86,307
2014	52,947
Thereafter	113,969

Total	$719,530

        An inability of any of our suppliers to satisfy their obligations in a timely manner could cause a disruption in our plasma supply, which could materially adversely affect our business.

        At December 31, 2009, we have commitments for capital spending to be made in 2010 totaling $31.6 million.

Environmental Matters

        Our operations are subject to extensive and evolving federal, state, and local environmental laws and regulations. Compliance with such laws and regulations can be costly. Additionally, governmental authorities may enforce the laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties and remediation requirements. It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws and regulations and claims for damages to property, employees, other persons, and the environment resulting from current or past operations, could result in substantial costs and liabilities in the future as this information becomes available, or other relevant developments occur. We establish accrued liabilities or adjust previously accrued amounts accordingly. While there are still uncertainties relating to the ultimate costs we may incur, based upon our evaluation and experience to date, we believe that compliance with all applicable laws and regulations will not have a material adverse impact on our financial position, operating results, or cash flows. At December 31, 2009 and 2008, no amounts have been accrued as we are not currently aware of any probable liabilities.

Other

        All pharmaceutical companies, including us, are subject to periodic inspections by the FDA and other regulatory authorities of manufacturing and plasma collection facilities, procedures, and processes. If in the course of an inspection, the FDA or other regulatory authority notes conditions

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

13. Commitments and Contingencies (Continued)

they believe are objectionable with respect to cGMP or other applicable regulations, we must implement effective corrective actions or face regulatory or enforcement sanctions.

14. Related Party Transactions

        We consider Cerberus and Ampersand to be related parties during the periods presented. As of December 31, 2009, Talecris Holdings, LLC held approximately 50.1% of our outstanding common stock. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Subsequent to December 31, 2009, the ownership of our outstanding common stock by Talecris Holdings, LLC was diluted below 50%.

        We had a Management Agreement, as amended, with Cerberus-Plasma Holdings, LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we were charged a management fee equal to 0.5% of our net sales for advisory services related to a number of topics including strategy, acquisitions, financing, and operational matters. We also have a Master Consulting and Advisory Services Agreement with an affiliate of Cerberus to provide certain advisory services to us outside of the scope of the Management Agreement, as amended. The Management Agreement, as amended, was terminated as of September 30, 2009 in connection with our IPO.

        We have an equity investment in Centric as further discussed in Note 10, "Investment in Affiliate;" therefore, we consider Centric to be a related party during the periods presented.

        The following table summarizes our related party transactions for the years ended December 31, 2009, 2008, and 2007 and our related party accounts payable balances at December 31, 2009 and 2008:

Related Party	Activity/ Transaction	Expenses
Year Ended December 31, 2009
Centric	Product distribution and other services	$20,306
Cerberus/ Ampersand	Management fees	$5,715
Cerberus	Operational support	$608
Year Ended December 31, 2008
Centric	Product distribution and other services	$17,508
Cerberus/ Ampersand	Management fees	$6,871
Cerberus	Operational support	$4,184
Year Ended December 31, 2007
Centric	Product distribution and other services	$14,509
Cerberus/Ampersand	Management fees	$6,097
Cerberus	Operational support	$867

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

14. Related Party Transactions (Continued)

		Payable
		December 31,
Related Party	Activity/ Transaction	2009	2008
Centric	Product distribution and other services	$5,537	$3,690
Cerberus/Ampersand	Management fees	$—	$2,007
Cerberus	Operational support	$349	$708

15. Equity Transactions

        On October 6, 2009, we completed our IPO of 56,000,000 shares of our common stock, par value $0.01 per share. Additional information regarding our IPO is included in Note 3, "Initial Public Offering and Use of Proceeds."

        A seven-for-one share dividend on our common stock was paid on September 10, 2009. All share and per-share amounts have been retroactively adjusted for all periods presented to reflect the share dividend.

        On September 30, 2009, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were converted into an aggregate of 85,846,320 shares of our common stock in connection with our IPO. In addition, on September 30, 2009, 2,381,548 shares of our common stock were issued to settle $45.3 million of accrued dividends upon the conversion of our Series A and B preferred stock. Additional information regarding our Series A and B preferred stock is included in Note 16, "Redeemable Series A and B Senior Convertible Preferred Stock."

        During the year ended December 31, 2008, we repurchased 2,146,232 shares of our common stock from IBR for $35.4 million at a put value of $15.61 per share plus accrued charges. The shares were issued to IBR during the year ended December 31, 2007 as a result of the acceleration of the contingent consideration provision of our November 2006 Asset Purchase Agreement, as amended. Additional information regarding the shares repurchased from IBR is included in Note 5 "Business Acquisitions."

        During the year ended December 31, 2008, our board of directors approved the retirement of 2,212,640 shares of our common stock held in treasury, and approved that shares of our common stock repurchased in the future would be immediately retired by the company.

        Information regarding employee share-based compensation is included in Note 17, "Share-Based Compensation."

16. Redeemable Series A and B Senior Convertible Preferred Stock

        On September 30, 2009, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were converted into an aggregate of 85,846,320 shares of our common stock in connection with our IPO. In addition, on September 30, 2009, 2,381,548 shares of our common stock were issued to settle $45.3 million of accrued dividends upon the conversion of our Series A and B preferred stock. The fair value of the as-converted common stock was $1.676 billion on the conversion date based upon our IPO price per common share of $19.00.

        At December 31, 2008, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were issued and outstanding, both of which entitled the holders to cumulative

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

16. Redeemable Series A and B Senior Convertible Preferred Stock (Continued)

dividends at a rate of 10% per annum, compounded quarterly, based on the liquidation preference of $100.00 per share. Each share of Series A and B preferred stock was convertible at the election of the holder into 72 shares of our common stock. Holders of the Series A and B preferred stock were entitled to ten votes per share of the as-converted common stock. At December 31, 2008, undeclared dividends related to the Series A and B preferred stock totaled $33.5 million. The fair value of the Series A and B preferred stock was $1.427 billion at December 31, 2008, excluding unpaid undeclared dividends.

17. Share-Based Compensation

        In connection with our IPO, we ceased further grants under our 2005 Stock Option and Incentive Plan and 2006 Restricted Stock Plan. The Talecris Biotherapeutics Holdings Corp. 2009 Long-Term Incentive Plan (2009 Plan), which was adopted by our board of directors on August 7, 2009, became effective in connection with our IPO. The 2009 Plan provides for the grant of awards in the form of incentive stock options, nonqualified stock options, share appreciation rights, restricted stock, RSU's, unrestricted shares of common stock, deferred share units, and performance awards. Our employees, directors, and consultants are eligible to receive awards under the 2009 Plan. The maximum number of shares that we may issue for all awards under the 2009 Plan is 7,200,000. As of December 31, 2009, 6,112,896 shares remain available for grant under the 2009 Plan.

        We value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee's salary. In connection with stock option exercises and restricted share vesting, we recognized net tax benefits of $20.4 million and $3.3 million for the years ended December 31, 2009 and 2008, respectively. We record income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings as additional paid-in-capital. We recognized excess tax benefits related to share-based compensation of $13.4 million during the year ended December 31, 2009.

        Share-based compensation expense for the years ended December 31, 2009, 2008, and 2007 was as follows:

	Stock Options
Year Ended December 31, 2009	Service- Based	Performance- Based	Restricted Stock	RSU's
SG&A	$27,246	$4,102	$9,402	$218
R&D	1,295	415	535	58
Cost of goods sold	2,585	854	836	—

Total expense	$31,126	$5,371	$10,773	$276

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

17. Share-Based Compensation (Continued)

	Stock Options
Year Ended December 31, 2008	Service- Based	Performance- Based	Restricted Stock	Total
SG&A	$16,245	$7,992	$9,543	$33,780
R&D	1,011	815	535	2,361
Cost of goods sold	975	854	737	2,566

Total expense	$18,231	$9,661	$10,815	$38,707

	Stock Options
Year Ended December 31, 2007	Service- Based	Performance- Based	Restricted Stock	Total
SG&A	$4,697	$7,406	$6,509	$18,612
R&D	117	743	536	1,396
Cost of goods sold	484	464	285	1,233

Total expense	$5,298	$8,613	$7,330	$21,241

        During the years ended December 31, 2009, 2008, and 2007, we capitalized $4.0 million, $4.0 million, and $2.3 million of share-based compensation cost within inventory. Amounts capitalized in inventory are recognized in cost of goods sold in our consolidated income statements primarily within twelve months.

        The following table summarizes the remaining unrecognized compensation cost related to our share-based compensation awards as of December 31, 2009 and the weighted average period over which the non-cash compensation cost is expected to be recognized:

	Unrecognized Compensation Cost	Weighted- Average Period (Years)
Stock options	$9,878	1.75
Restricted share awards	6,977	0.66
RSU's	7,912	3.25

Total	$24,767	1.92

        In addition to the unrecognized compensation cost included in the table above, at December 31, 2009, $3.2 million of compensation cost was included in inventory on our consolidated balance sheet, which we expect to be recognized as non-cash compensation expense in our consolidated income statement primarily during 2010. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based options, differences between our anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance share vesting, and other actions by our board of directors or its compensation committee.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

17. Share-Based Compensation (Continued)

Stock Options

        Stock options, which entitle the holder to purchase, after the end of a vesting term, a specified number of shares of our common stock at a price per share equal to the exercise price, are accounted for at fair value at the date of the grant. Option awards are granted with an exercise price at least equal to the fair value of our common stock at the date of grant and generally vest over periods of three to five years. The exercise price of stock options is determined by our board of directors. The stock options that we granted to employees typically have service-based and performance-based components. The stock options granted to members of our board of directors are service-based only. Our stock options generally expire ten years after the date of grant, or earlier if an option holder ceases to be employed by the company. Stock option exercises are settled with newly issued common stock previously authorized and available for issuance.

        The following is a summary of stock option activity for the years ended December 31, 2009, 2008, and 2007:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	10,454,424	$2.72
Granted	2,637,152	$21.21
Forfeited	(159,232)	$8.54

Outstanding at December 31, 2007	12,932,344	$6.42
Granted	2,291,304	$10.98
Forfeited	(945,232)	$2.98

Outstanding at December 31, 2008	14,278,416	$6.96
Granted	638,472	$18.91
Forfeited	(392,688)	$4.89
Exercised	(2,394,762)	$3.17

Outstanding at December 31, 2009	12,129,438	$8.40	6.7	$168,235

Exercisable at December 31, 2009	8,711,838	$8.16	5.8	$122,924
Vested and expected to vest at December 31, 2009	12,111,507	$8.40	6.7	$167,987

        At December 31, 2008 and 2007, stock options with a weighted average exercise price of $4.02 and $2.15 were exercisable for 6,950,872 shares and 4,426,880 shares, respectively. Our estimate of the stock options vested and expected to vest at December 31, 2009 considers an expected forfeiture rate of 3%.

        The aggregate intrinsic value in the table above represents the difference between the $22.27 closing price of our common stock as reported by The NASDAQ Global Select Market on December 31, 2009 and the weighted average exercise price, multiplied by the number of options outstanding or exercisable. The total intrinsic value and net cash proceeds to us from stock option exercises during the year ended December 31, 2009 were $41.6 million and $7.6 million, respectively. We do not record the aggregate intrinsic value for financial accounting purposes and the value changes

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

17. Share-Based Compensation (Continued)

based upon changes in the fair value of our common stock. The total fair value of stock options that vested during the years ended December 31, 2009, 2008, and 2007 were $72.5 million, $24.7 million, and $20.2 million, respectively.

        The weighted average grant date fair value of options granted during the years ended December 31, 2009, 2008, and 2007 were $9.49, $4.35, and $11.65, respectively. We estimated the fair value of stock options at their grant date using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in our option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of stock options could be different. The following weighted-average assumptions were used to estimate the fair value of stock options granted during the years ended December 31, 2009, 2008, and 2007:

	Years Ended December 31,
	2009	2008	2007
Risk-free interest rate	2.66%	2.65%	5.00%
Expected term (life)	5.97	5.20	6.2
Expected volatility	50%	50%	50%
Expected dividend yield	0%	0%	0%

        The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of options is reflective of our historical experience, vesting schedules, and contractual terms. There is limited trading history for our common stock; therefore, our application of the Black-Scholes option pricing model incorporated historical volatility measures of similar public companies. We currently do not expect to pay dividends in the future. We generally apply a 3% annual forfeiture rate to the options granted over the term of the award. This rate is calculated based upon historical attrition rates and represents an estimate of the granted options not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods.

Restricted Stock Units

        RSU's, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of our common stock, are accounted for at fair value at the date of grant. We granted 483,100 RSU's in connection with our IPO. These RSU's will vest one-third on each of April 1 of 2011, 2012, and 2013, subject to the award holder being employed on the vesting date. The aggregate fair value of

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

17. Share-Based Compensation (Continued)

the RSU's was $8.4 million, which will be recognized as compensation expense ratably through April of 2013. The following is a summary of RSU activity for the year ended December 31, 2009:

	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	—	—
Granted	483,100	$19.00
Forfeited	(3,076)	$19.00

Outstanding at December 31, 2009	480,024	$19.00	3.25	$10,690

Restricted Stock

        Restricted shares of our common stock, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of our common stock, are accounted for at fair value at the date of grant. Restricted share awards vest on terms determined by our board of directors or its compensation committee at the time of the grant. The majority of our restricted share awards currently outstanding vest annually over a four-year period from the date of grant unless accelerated by the compensation committee upon the event of a change in control, as defined. Any restricted share awards that have not vested at the time of termination of service are forfeited except in the event of death, disability, or a change in control. The restricted share awards are considered issued and outstanding and have full voting rights. Any dividends declared with respect to our common stock will vest at the same time as the underlying restricted stock award. At December 31, 2009, vested and unvested restricted stock awards represented 2.1% of all shares of our common stock outstanding.

        The following is a summary of restricted share activity for the years ended December 31, 2009, 2008, and 2007:

	Shares	Weighted Average Grant Date Fair Value
December 31, 2006 unvested shares outstanding	2,066,792	$11.00
Granted	762,400	$21.25
Forfeited	(18,192)	$11.00

December 31, 2007 unvested shares outstanding	2,811,000	$13.78
Granted	42,720	$9.88
Forfeited	(287,784)	$11.00
Vested	(870,432)	$13.45

December 31, 2008 unvested shares outstanding	1,695,504	$14.40
Granted	14,464	$16.63
Forfeited	(16,368)	$11.00
Vested	(779,744)	$13.50

December 31, 2009 unvested shares outstanding	913,856	$15.27

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

17. Share-Based Compensation (Continued)

        The total fair value of restricted shares that vested during the years ended December 31, 2009 and 2008 were $13.0 million and $8.6 million, respectively.

        The common shares that we have issued to employees and members of our board of directors had an embedded feature that permitted the participant (or designated beneficiary or estate) to sell, or "put," the shares of our common stock back to us at fair market value in the event of a participant's termination of service due to death or disability. In addition, we had the right to repurchase, or "call," the shares of our common stock upon a participant's termination of continuous service, as defined. Both our redemption rights and the participants' put rights were terminated in connection with the closing of our IPO. As a result, we reclassified the fair value of vested common stock from obligations under common stock put/call option to permanent equity on our consolidated balance sheets during the year ended December 31, 2009. At December 31, 2008, $29.4 million was recorded in obligations under common stock put/call option on our consolidated balance sheet.

Other Information about our Stock Option Plan

        During the third quarter of 2009, we entered into an amended and restated employment agreement with our Chairman and Chief Executive Officer which included accelerating the vesting of options to purchase 1,008,000 shares of our common stock at an exercise price of $21.25 per common share to August 19, 2009. The acceleration of these options resulted in the recognition of a non-cash charge of $11.8 million of compensation expense during the third quarter of 2009. Options to purchase these shares were previously scheduled to vest in April of 2010 (504,000 options) and April of 2011 (504,000 options).

        During the second quarter of 2008, the compensation committee of our board of directors amended the exercise price of 570,400 stock options outstanding to certain employees from $21.25 per share to $11.00 per share and during the second quarter of 2008, the compensation committee also amended the exercise price of 17,152 stock options outstanding to certain members of our board of directors from $21.25 per share to $11.00 per share. The stock options that were re-priced were granted during 2007.

        During the first quarter of 2008, our board of directors revised the 2008 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1, 2009. In addition, during the second quarter of 2008, we began recognizing compensation cost related to the performance-based component of stock options scheduled to vest on April 1, 2010 based on our probability assessment of achieving the related performance objectives.

        During the third quarter of 2007, the compensation committee of our board of directors approved an amendment to our then existing 2005 Stock Option and Incentive Plan in which the percentage of options vesting based on performance targets was changed from 65% to 35% and the percentage of options vesting based on service was changed from 35% to 65% for options scheduled to vest on April 1 of 2009 and 2010.

        During the third quarter of 2007, the compensation committee of our board of directors approved the 2008 and 2009 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1 of 2009 and 2010. The objectives related to the performance-based component of the stock options scheduled to vest on April 1, 2009 were subsequently modified during the first quarter of 2008 as indicated above.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

17. Share-Based Compensation (Continued)

        During the first quarter of 2007, the compensation committee of our board of directors approved the 2007 corporate objectives related to the performance-based component of the stock options scheduled to vest on April 1, 2008.

18. Employee Benefit Plans

Savings Plan and Profit Sharing Plan

        We have a defined contribution plan (Savings Plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their wages to the Savings Plan, subject to certain limitations. We match 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Our contributions and the employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. Matching contribution cost for the Savings Plan was $7.8 million for both the years ended December 31, 2009 and 2008 and $6.3 million for the year ended December 31, 2007, and is recorded consistent with each participant's salary.

        Under the profit sharing portion of the Savings Plan, we may elect to contribute to eligible employees' Savings Plan accounts up to 3% of their eligible earnings, as defined. The profit sharing portion of the plan is discretionary, with the percentage amount determined by the compensation committee of our board of directors, based upon the attainment of certain financial targets as established by the compensation committee. Our cost for the profit sharing portion of the Savings Plan was $5.8 million, $7.9 million, and $6.3 million for the years ended December 31, 2009, 2008, and 2007, respectively, and is recorded consistent with each participant's salary.

Supplemental Savings Plan

        We have a Supplemental Savings Plan, which is an unfunded nonqualified deferred compensation plan in which employees at certain executive levels are eligible to defer pre-tax earnings as well as to make additional contributions, subject to certain limitations. Our matching contribution is similar to the Savings Plan described above and is fully vested when contributed. Our costs related to the Supplemental Savings Plan for the periods presented were not material to our consolidated financial statements. At December 31, 2009 and 2008, we have recorded $5.1 million and $2.9 million, respectively, within accrued expenses and other liabilities on our consolidated balance sheets.

Other Plans

        We provide an unfunded defined benefit pension plan to certain of our Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. Pension cost related to this plan was not material for the periods presented. At December 31, 2009 and 2008, no material obligations related to this plan were recorded on our consolidated balance sheets.

19. Deferred Compensation

        In October of 2006, the compensation committee of our board of directors approved a Special Recognition Bonus Plan (Bonus Plan) as a vehicle to award certain employees, senior executives, and members of our board of directors for the financial success of our company from its inception through the effective date of the Bonus Plan. The Bonus Plan is an unfunded, non-qualified retirement plan as

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

19. Deferred Compensation (Continued)

defined in the IRC. Employees eligible for awards under this Bonus Plan must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Vesting of unpaid amounts will be accelerated for a change in control, as defined, as well as for death or disability. We recorded compensation expense of $0.6 million, $0.7 million, and $1.7 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to the Bonus Plan. We made payments of $0.9 million in March of 2009 and $1.2 million in both March of 2008 and 2007. The balance of the award totaling $0.9 million was paid in March of 2010, adjusted for employee forfeitures.

        In December of 2006, the compensation committee of our board of directors approved a restricted share and cash recognition award to certain employees, senior executives, and members of our board of directors for the financial success of our company from its inception through the effective date of the award. Employees eligible for these awards must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Vesting of unpaid amounts will be accelerated for a change in control, as defined, as well as for death or disability. We funded an irrevocable trust for cash installments under this award, which are segregated from our assets and protected from our creditors. Any interest income earned on trust assets accrues for the benefit of the participants. We recorded compensation expense of $5.7 million, $5.9 million, and $6.8 million for the years ended December 31, 2009, 2008, and 2007, respectively, under the cash recognition portion of the award. We made cash payments of $6.0 million and $7.4 million in March of 2009 and 2008, respectively, out of the irrevocable trust. The balance of the award totaling $5.8 million was paid in March of 2010, adjusted for employee forfeitures. At December 31, 2009 and 2008, unamortized deferred compensation cost related to the assets held by the irrevocable trust totaling $1.3 million and $5.4 million, respectively, was recorded within prepaid expenses and other on our consolidated balance sheets and at December 31, 2008, $1.3 million was recorded within other long-term assets on our consolidated balance sheets. Information regarding restricted share awards is included in Note 17, "Share-Based Compensation."

20. Segment Reporting

        We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are derived from a single source and result from a common manufacturing process. All products are manufactured from a single raw material source, human plasma, and are processed in whole, or in part, at our principal manufacturing facilities located in Clayton, North Carolina. Our Melville, New York, facility primarily supplies intermediate plasma fractions to our Clayton facilities. Gamunex and Prolastin constitute the majority of our net revenue. Although we sell our products worldwide, the majority of our net revenue was concentrated in the United States and Canada for the periods presented.

        In the following table, we have presented our net revenue by significant product category. Our Immunology/Neurology product category includes the products that are used to provide antibodies to patients who have a genetic or acquired inability to produce these antibodies, as well as a treatment for CIDP, and also products that provide antibodies to counter specific antigens such as rabies. Our Pulmonology product category is comprised of our Prolastin product, which is used to treat patients with a genetic alpha-1 antitrypsin deficiency. Our Critical Care/Hemostasis product category includes products that are used to supplement, restore, or maintain normal plasma parameters such as volume or coagulation values. Other product net revenue primarily consists of sales of PPF powder and

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

20. Segment Reporting (Continued)

intermediate products, such as cryoprecipitate. Other non-product revenue primarily consists of royalties under collaborative agreements as described further in Note 7, "Collaborative and Other Agreements."

	Years Ended December 31,
	2009	2008	2007
Product net revenue:
Immunology/Neurology	$928,054	$781,408	$743,128
Pulmonology	319,080	316,495	276,538
Critical Care/Hemostasis	167,469	134,216	127,935
Other	93,151	102,431	49,085

Total product net revenue	1,507,754	1,334,550	1,196,686
Other revenue	25,455	39,742	21,823

Total net revenue	$1,533,209	$1,374,292	$1,218,509

        In the following table, we have presented our net revenue by geographic region. Net revenue for each region is based on the geographic location of the customer.

	Years Ended December 31,
	2009	2008	2007
United States	$1,011,468	$906,376	$817,276
Canada	214,883	215,964	189,923
Europe	185,297	168,081	136,972
Other	121,561	83,871	74,338

Total net revenue	$1,533,209	$1,374,292	$1,218,509

        We did not maintain significant long-lived assets outside of the United States at December 31, 2009 and 2008.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

21. Earnings per Share

        The following table illustrates the calculation of our basic earnings per common share outstanding for the periods presented:

	Years Ended December 31,
	2009	2008	2007
Net income	$153,889	$65,797	$123,565
Less:
Series A preferred stock undeclared dividends	(9,602)	(11,745)	(10,641)
Series B preferred stock undeclared dividends	(2,142)	(2,619)	(2,373)
Accretion of common stock put option	—	(308)	—

Net income available to common stockholders	$142,145	$51,125	$110,551

Weighted average common shares outstanding	31,166,613	1,310,448	1,685,784

Basic net income per common share	$4.56	$39.01	$65.58

Pro forma basic income per common share (unaudited):
Numerator:
Net income	$153,889
Interest expense reduction due to debt repayment	5,555

Numerator for pro forma basic income per common share	$159,444

Denominator:
Shares used above	31,166,613
Pro forma adjustments to reflect assumed weighted average effect of:
Conversion of series A preferred stock	53,654,795
Conversion of series B preferred stock	10,318,354
Shares issued for preferred stock dividend	1,774,743
Newly issued shares for IPO	22,047,585

Denominator for pro forma basic income per common share	118,962,090

Pro forma basic income per common share (unaudited)	$1.34

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

21. Earnings per Share (Continued)

        The following table illustrates the calculation of our diluted earnings per common share outstanding for the periods presented:

	Years Ended December 31,
	2009	2008	2007
Net income	$153,889	$65,797	$123,565
Less accretion of common stock put option	—	(308)	—

Net income available to common stockholders	$153,889	$65,489	$123,565

Weighted average common shares outstanding	31,166,613	1,310,448	1,685,784
Plus incremental shares from assumed conversions:
Series A preferred stock	53,654,795	72,000,000	72,000,000
Series B preferred stock	10,318,354	13,846,320	13,846,320
Stock options and restricted shares	7,374,601	5,605,032	3,533,496

Dilutive potential common shares	102,514,363	92,761,800	91,065,600

Diluted net income per common share	$1.50	$0.71	$1.36

Pro forma diluted income per common share (unaudited):
Numerator:
Net income	$153,889
Interest expense reduction due to debt repayment	5,555

Numerator for pro forma diluted income per common share	$159,444

Denominator:
Shares used above	31,166,613
Pro forma adjustments to reflect assumed weighted average effect of:
Conversion of series A preferred stock	53,654,795
Conversion of series B preferred stock	10,318,354
Shares issued for preferred stock dividend	1,774,743
Newly issued shares for IPO	22,047,585
Stock options and restricted shares	7,374,601

Denominator for pro forma diluted income per common share	126,336,691

Pro forma diluted income per common share (unaudited)	$1.26

        The pro forma earnings per common share calculations reflect an adjustment to net income for reduced interest expense as if the net primary proceeds to us from our IPO had been applied to repay our debt at the beginning of 2009, net of interest rate differences from the bond refinancing. The pro forma adjustment to the denominator reflects the impacts for the issuance of common shares to convert preferred stock, settle accrued dividends on the preferred stock, and complete the IPO as if these events occurred at the beginning of 2009.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

21. Earnings per Share (Continued)

        Options to purchase the following number of common shares at the following weighted average exercise prices were outstanding but excluded from the computation of diluted earnings per share because their exercise prices and assumed tax benefits upon exercise were greater than the average market price for the common shares during the period, so including these options would be anti-dilutive:

	Years Ended December 31,
	2009	2008	2007
Number of common share options	2,168,730	2,016,000	1,073,192
Weighted average exercise price	$21.09	$21.25	$21.25

22. Other Consolidated Balance Sheet Information

        Information regarding other accounts on our consolidated balance sheets is as follows:

	December 31,
	2009	2008
Accrued expenses and other liabilities:
Accrued goods and services	$45,044	$51,449
Accrued payroll, bonuses, and employee benefits	73,983	72,662
Medicaid, commercial rebates, and chargebacks	30,771	16,544
Interest payable	9,111	11,350
Other	11,624	15,372

Total accrued expenses and other liabilities	$170,533	$167,377

23. Cash Flow Supplemental Disclosures

Supplemental Disclosures of Cash Flow Information

        Cash paid for:

	Years Ended December 31,
	2009	2008	2007
Interest, net of amounts capitalized(1)	$55,131	$87,213	$97,369
Income taxes	$56,849	$48,910	$12,027

(1)
Interest paid in the table above excludes payments related to our interest rate swap contracts, which amounted to $17.0 million and $9.2 million for the years ended December 31, 2009 and 2008, respectively. No amounts were paid related to our interest rate swap contracts during the year ended December 31, 2007.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

23. Cash Flow Supplemental Disclosures (Continued)

        Changes in assets and liabilities, excluding the effects of business acquisitions:

	Years Ended December 31,
	2009	2008	2007
Changes in:
Accounts receivable	$8,575	$(26,894)	$(9,175)
Inventories	(57,452)	(92,856)	26,756
Prepaid expenses and other assets	7,987	(15,823)	164
Accounts payable	16,143	16,594	12,095
Interest payable	(2,239)	(1,957)	11,830
Accrued expenses and other liabilities	14,913	21,626	6,114
Deferred margin	(36)	(745)	(9,805)

Total	$(12,109)	$(100,055)	$37,979

Supplemental Schedule of Non-Cash Investing and Financing Activities

  For the Year Ended December 31, 2009

        We entered into a number of capital lease agreements related to buildings with an unaffiliated third party. We recorded $4.9 million directly to property, plant, and equipment, net and capital lease obligations.

        The common shares that we have issued to employees and members of our board of directors under our share-based compensation plans had an embedded feature that permitted the participant (or designated beneficiary or estate) to sell, or "put," the shares of our common stock back to us at fair market value in the event of the participant's termination of service due to death or disability. In addition, we had the right to repurchase, or "call," the shares of our common stock upon a participant's termination of continuous service, as defined. We recorded a fair market value adjustment of $6.6 million related to the vested shares of our common stock to increase obligations under common stock put/call option and decrease additional paid-in capital on our consolidated balance sheet. Both our redemption rights and the participants' put rights were terminated in connection with the closing of our IPO. As a result, we reclassified the fair value of vested common stock totaling $39.9 million from obligations under common stock put/call option to permanent equity on our consolidated balance sheet.

        We declared a dividend of $45.3 million related to our Series A and B preferred stock. In connection with our IPO, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were converted into an aggregate of 85,846,320 shares of our common stock. In addition, 2,381,548 shares of our common stock were issued to settle the $45.3 million preferred stock dividend upon conversion of our Series A and B preferred stock.

        We retired 251,108 shares of our common stock, which were repurchased from employees.

        We reclassified a previously unrealized loss related to our interest rate swap contracts of approximately $23.3 million, net of income tax benefit of $14.2 million, to earnings as a result of their settlement and termination. In addition, we recorded other comprehensive income of $0.5 million. Additional information regarding the components of our comprehensive income is included in Note 2, "Summary of Significant Accounting Policies."

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

23. Cash Flow Supplemental Disclosures (Continued)

        We entered into two plasma center development agreements related to buildings to be leased from an unaffiliated third party during 2008, for which we made the decision not to open as plasma collection centers during 2009. As a result, we recorded a loss on contract obligations of $3.4 million, which decreased our assets under capital leases.

  For the Year Ended December 31, 2008

        We entered into a number of capital lease agreements related to buildings with an unaffiliated third party. We recorded $6.0 million directly to property, plant, and equipment, net and capital lease obligations.

        We reclassified $1.6 million of long-lived assets related to two plasma collection centers, net of impairment charges of $0.8 million, to assets held for sale within prepaid expenses and other on our consolidated balance sheet.

        As a result of the put feature related to the common shares issued under our share-based compensation plans described above, we recorded a fair value adjustment of $8.9 million to increase obligations under common stock put/call option and decrease additional paid-in capital on our consolidated balance sheet.

        We issued shares of our common stock, which had an embedded put option, to IBR in connection with our 2006 business acquisition as described below. We recorded accretion of $0.3 million related to the IBR put option directly to obligations under common stock put/call option and additional paid-in capital on our consolidated balance sheet.

        We retired 2,215,880 shares of our common stock, of which 2,146,232 shares were repurchased from IBR and 69,648 shares were repurchased from employees.

        We recorded other comprehensive loss of $11.8 million, primarily related to unrealized losses associated with our interest rate swap contracts, net of taxes.

  For the Year Ended December 31, 2007

        We entered into a capital lease agreement with an unaffiliated third party for the lease of a building. We recorded $0.9 million directly to property, plant, and equipment, net and capital lease obligations.

        We issued 2,146,232 shares of our common stock to IBR as discussed in Note 5, "Business Acquisitions." We recorded the put value of the shares of $33.5 million in obligations under common stock put/call option on our consolidated balance sheet and the difference between the put value and the fair value of the common stock (on the issuance date) in additional paid-in capital on our consolidated balance sheet. We also recorded $37.0 million and $8.6 million in goodwill and other long-term assets, respectively, on our consolidated balance sheet, representing the fair value of the common shares issued to IBR. In addition, we recorded accretion of $1.6 million related to the IBR put option directly to obligations under common stock put/call option and additional paid-in capital on our consolidated balance sheet.

        As a result of the put feature related to the common shares issued under our share-based compensation plans described above, we recorded a fair value adjustment of $2.1 million to increase

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

23. Cash Flow Supplemental Disclosures (Continued)

obligations under common stock put/call option and decrease additional paid-in capital on our consolidated balance sheet.

        We recorded other comprehensive loss of $11.7 million, primarily related to unrealized losses associated with our interest rate swap contracts, net of taxes.

        We adopted new accounting guidance regarding the accounting for uncertainty in income taxes, which resulted in a charge of $0.7 million directly to accumulated deficit.

24. Subsequent Events

        We evaluated all events and transactions that occurred after December 31, 2009 up through February 23, 2010, the date that we filed these audited consolidated financial statements with the U.S. Securities and Exchange Commission.

25. Selected Unaudited Quarterly Financial Data

        The following table summarizes our unaudited quarterly financial results for the years ended December 31, 2009 and 2008. In our opinion, the quarterly financial results presented below have been prepared on the same basis as our annual audited consolidated financial statements.

	2009 Quarter Ended
	March 31	June 30	September 30	December 31
Net revenue	$371,795	$375,570	$395,731	$390,113
Cost of goods sold	209,201	224,008	230,666	237,202

Gross profit	162,594	151,562	165,065	152,911
Operating expenses	88,963	81,023	95,655	95,511

Operating income	73,631	70,539	69,410	57,400
Total other non-operating (expense) income, net	(21,256)	54,582	(19,475)	(55,934)

Income before income taxes	52,375	125,121	49,935	1,466
Provision for income taxes	(18,940)	(41,849)	(14,125)	(94)

Net income	$33,435	$83,272	$35,810	$1,372

Earnings per share:
Basic	$25.09	$47.42	$12.01	$0.01
Diluted	$0.36	$0.89	$0.38	$0.01

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements (Continued)

25. Selected Unaudited Quarterly Financial Data (Continued)

	2008 Quarter Ended
	March 31	June 30	September 30	December 31
Net revenue	$305,203	$317,185	$350,492	$401,412
Cost of goods sold	206,720	209,785	211,856	253,796

Gross profit	98,483	107,400	138,636	147,616
Operating expenses	57,607	68,005	81,650	86,268

Operating income	40,876	39,395	56,986	61,348
Total other non-operating expense, net	(24,586)	(23,509)	(24,285)	(23,834)

Income before income taxes	16,290	15,886	32,701	37,514
Provision for income taxes	(6,725)	(6,412)	(12,147)	(11,310)

Net income	$9,565	$9,474	$20,554	$26,204

Earnings per share:
Basic	$3.35	$4.94	$14.65	$19.40
Diluted	$0.10	$0.10	$0.22	$0.28

        Earnings per share amounts for the 2009 and 2008 quarters and full years have been computed separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the weighted average shares outstanding during each quarter due to the effect of potentially dilutive securities only in the periods in which such effect would be dilutive.

        Our net income for the second quarter of 2009 includes a $75.0 million (approximately $48.8 million after tax) payment we received from CSL as a result of the termination of the definitive merger agreement. Our net income for the fourth quarter of 2009 includes a charge of $43.0 million (approximately $26.3 million after tax) as a result of the settlement and termination of our interest rate swap contracts and the write-off of deferred debt issuance costs associated with our First and Second Lien Term Loans. Additional information regarding our terminated merger agreement with CSL is included in Note 4, "Definitive Merger Agreement with CSL Limited (CSL)" and additional information regarding our refinancing transactions is included in Note 11, "Long-Term Debt and Capital Lease Obligations."

26. Condensed Consolidating Financial Information

        In October 2009, we completed the issuance of our 7.75% Notes. The 7.75% Notes are guaranteed on a senior unsecured basis by our existing and future domestic subsidiaries. The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered." Each of the subsidiary guarantors are 100% owned, directly or indirectly, by us, and all guarantees are full and unconditional and joint and several. Our investments in our consolidated subsidiaries are presented under the equity method of accounting. No significant administrative costs are borne by the Parent.

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Balance Sheets

December 31, 2009

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Assets:
Current assets:
Cash and cash equivalents	$—	$58,320	$6,919	$—	$65,239
Accounts receivable, net	—	222,007	64,454	(149,483)	136,978
Inventories	—	605,324	38,730	—	644,054
Other	—	117,670	2,448	—	120,118

Total current assets	—	1,003,321	112,551	(149,483)	966,389
Property, plant, and equipment, net	—	266,067	1,132	—	267,199
Intangible assets, net	—	10,880	—	—	10,880
Goodwill	—	172,860	—	—	172,860
Investment in subsidiaries	680,459	(27,925)	—	(652,534)	—
Advances and notes between Parent and Subsidiaries	1,346,520	862,406	—	(2,208,926)	—
Other	—	27,054	623	—	27,677

Total assets	$2,026,979	$2,314,663	$114,306	$(3,010,943)	$1,445,005

Liabilities and Stockholders' Equity (Deficit):
Current liabilities:
Accounts payable	$—	$103,460	$117,069	$(149,483)	$71,046
Accrued expenses and other liabilities	—	160,047	10,486	—	170,533
Current portion of capital lease obligations	—	740	—	—	740

Total current liabilities	—	264,247	127,555	(149,483)	242,319
Long-term debt and capital lease obligations	596,046	9,221	—	—	605,267
Advances and notes between Parent and Subsidiaries	848,779	1,346,515	13,632	(2,208,926)	—
Other	—	14,221	1,044	—	15,265

Total liabilities	1,444,825	1,634,204	142,231	(2,358,409)	862,851
Stockholders' equity (deficit)	582,154	680,459	(27,925)	(652,534)	582,154

Total liabilities and stockholders' equity (deficit)	$2,026,979	$2,314,663	$114,306	$(3,010,943)	$1,445,005

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Balance Sheets

December 31, 2008

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Assets:
Current assets:
Cash and cash equivalents	$—	$10,727	$6,252	$—	$16,979
Accounts receivable, net	—	214,212	54,237	(120,032)	148,417
Inventories	—	545,897	35,823	—	581,720
Other	—	119,589	550	—	120,139

Total current assets	—	890,425	96,862	(120,032)	867,255
Property, plant, and equipment, net	—	212,521	730	—	213,251
Intangible assets, net	—	7,204	—	—	7,204
Goodwill	—	135,800	—	—	135,800
Investment in subsidiaries	561,816	(20,938)	—	(540,878)	—
Advances and notes between Parent and Subsidiaries	169,543	915,991	—	(1,085,534)	—
Other	—	83,685	204	—	83,889

Total assets	$731,359	$2,224,688	$97,796	$(1,746,444)	$1,307,399

Liabilities, Obligations Under Common Stock Put/Call Option, Redeemable Preferred Stock, and Stockholders' (Deficit) Equity:
Current liabilities:
Accounts payable	$—	$76,715	$98,220	$(120,032)	$54,903
Accrued expenses and other liabilities	2,007	156,237	9,133	—	167,377
Current portion of capital lease obligations	—	7,341	—	—	7,341

Total current liabilities	2,007	240,293	107,353	(120,032)	229,621
Long-term debt and capital lease obligations	—	1,194,205	—	—	1,194,205
Advances and notes between Parent and Subsidiaries	906,123	169,543	9,868	(1,085,534)	—
Other	—	58,831	1,513	—	60,344

Total liabilities	908,130	1,662,872	118,734	(1,205,566)	1,484,170
Obligations under common stock put/call option	29,419	—	—	—	29,419
Redeemable preferred stock	110,535	—	—	—	110,535
Stockholders' (deficit) equity	(316,725)	561,816	(20,938)	(540,878)	(316,725)

Total liabilities and stockholders' (deficit) equity	$731,359	$2,224,688	$97,796	$(1,746,444)	$1,307,399

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Income Statements

Year Ended December 31, 2009

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net revenue	$—	$1,389,172	$144,037	$—	$1,533,209
Cost of goods sold	—	784,635	116,442	—	901,077

Gross profit	—	604,537	27,595	—	632,132
Operating expenses	5,715	321,525	33,912	—	361,152

(Loss) income from operations	(5,715)	283,012	(6,317)	—	270,980
Equity in earnings (losses) of Subsidiaries	108,854	(7,466)	—	(101,388)	—
Other non-operating income (expense)	75,000	(117,106)	23	—	(42,083)

Income (loss) before income taxes	178,139	158,440	(6,294)	(101,388)	228,897
Provision for income taxes	(24,250)	(49,586)	(1,172)	—	(75,008)

Net income (loss)	$153,889	$108,854	$(7,466)	$(101,388)	$153,889

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Income Statements

Year Ended December 31, 2008

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net revenue	$—	$1,232,366	$141,926	$—	$1,374,292
Cost of goods sold	—	764,952	117,205	—	882,157

Gross profit	—	467,414	24,721	—	492,135
Operating expenses	6,871	257,281	29,378	—	293,530

(Loss) income from operations	(6,871)	210,133	(4,657)	—	198,605
Equity in earnings (losses) of Subsidiaries	70,263	(5,590)	—	(64,673)	—
Other non-operating (expense) income	—	(96,832)	618	—	(96,214)

Income (loss) before income taxes	63,392	107,711	(4,039)	(64,673)	102,391
Benefit (provision) for income taxes	2,405	(37,448)	(1,551)	—	(36,594)

Net income (loss)	$65,797	$70,263	$(5,590)	$(64,673)	$65,797

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Income Statements

Year Ended December 31, 2007

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net revenue	$—	$1,103,797	$114,712	$—	$1,218,509
Cost of goods sold	—	694,449	93,703	—	788,152

Gross profit	—	409,348	21,009	—	430,357
Operating expenses	6,097	217,300	27,326	—	250,723

(Loss) income from operations	(6,097)	192,048	(6,317)	—	179,634
Equity in earnings (losses) of Subsidiaries	127,528	(7,109)	—	(120,419)
Other non-operating (expense) income	—	(97,990)	1,127	—	(96,863)

Income (loss) before income taxes	121,431	86,949	(5,190)	(120,419)	82,771
Benefit (provision) for income taxes	2,134	40,579	(1,919)	—	40,794

Net income (loss)	$123,565	$127,528	$(7,109)	$(120,419)	$123,565

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Statements of Cash Flows

Year Ended December 31, 2009

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Net income (loss)	$153,889	$108,854	$(7,466)	$(101,388)	$153,889
Undistributed equity in (earnings) losses of Subsidiaries	(108,854)	7,466	—	101,388	—
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities	45,389	21,152	4,759	8,966	80,266

Net cash provided by (used in) operating activities	90,424	137,472	(2,707)	8,966	234,155
Cash flows from investing activities:
Purchases of property, plant, and equipment	—	(74,576)	(587)	—	(75,163)
Business acquisitions, net of cash acquired	—	(30,431)	—		(30,431)
Net advances and notes between Parent and Subsidiaries	(1,220,346)	—		1,220,346	—
Other	—	(2,788)	3,764	—	976

Net cash (used in) provided by investing activities	(1,220,346)	(107,795)	3,177	1,220,346	(104,618)
Cash flows from financing activities:
Net repayments of borrowings	—	(1,196,515)	—	—	(1,196,515)
Issuance of 7.75% Notes, net of discount	595,926	—	—		595,926
Proceeds from initial public offering, net of issuance costs	517,192	—	—	—	517,192
Net advances and notes between Parent and Subsidiaries	—	1,229,312	—	(1,229,312)	—
Other	16,804	(14,879)	—	—	1,925

Net cash provided by (used in) financing activities	1,129,922	17,918	—	(1,229,312)	(81,472)
Effect of exchange rate changes on cash and cash equivalents	—	—	195	—	195

Net increase in cash and cash equivalents	—	47,595	665	—	48,260
Cash and cash equivalents at beginning of year	—	10,726	6,253	—	16,979

Cash and cash equivalents at end of year	$—	$58,321	$6,918	$—	$65,239

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Statements of Cash Flows

Year Ended December 31, 2008

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Net income (loss)	$65,797	$70,263	$(5,590)	$(64,673)	$65,797
Undistributed equity in (earnings) losses of subsidiaries	(70,263)	5,590	—	64,673	—
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities	35,575	(25,380)	(63,115)	20,137	(32,783)

Net cash provided by (used in) operating activities	31,109	50,473	(68,705)	20,137	33,014
Cash flows from investing activities:
Purchases of property, plant, and equipment	—	(86,051)	(161)	—	(86,212)
Business acquisitions, net of cash acquired	—	(10,272)	—	—	(10,272)
Net advances and notes between Parent and Subsidiaries	5,009	—	—	(5,009)	—
Other	—	(15,455)	—	—	(15,455)

Net provided by (used in) investing activities	5,009	(111,778)	(161)	(5,009)	(111,939)
Cash flows from financing activities:
Net borrowings	—	58,712	—	—	58,712
Net advances and notes between Parent and Subsidiaries	—	5,260	9,868	(15,128)	—
Other	(36,118)	—	—	—	(36,118)

Net cash (used in) provided by financing activities	(36,118)	63,972	9,868	(15,128)	22,594
Effect of exchange rate changes on cash and cash equivalents	—	91	(248)	—	(157)

Net increase (decrease) in cash and cash equivalents	—	2,758	(59,246)	—	(56,488)
Cash and cash equivalents at beginning of year	—	7,968	65,499	—	73,467

Cash and cash equivalents at end of year	$—	$10,726	$6,253	$—	$16,979

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Statements of Cash Flows

Year Ended December 31, 2007

	Parent/ Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Cash flows from operating activities:
Net income (loss)	$123,565	$127,528	$(7,109)	$(120,419)	$123,565
Undistributed equity in (earnings) losses of Subsidiaries	(127,528)	7,109	—	120,419	—
Adjustments to reconcile net income (loss) to net cash flows (used in) provided by operating activities	208	(136,830)	69,548	70,640	3,566

Net cash (used in) provided by operating activities	(3,755)	(2,193)	62,439	70,640	127,131
Cash flows from investing activities:
Purchases of property, plant, and equipment	—	(65,515)	(318)	—	(65,833)
Business acquisitions, net of cash acquired	—	(17,456)	—	—	(17,456)
Net advances and notes between Parent and Subsidiaries	3,755	—	—	(3,755)	—
Other	—	(7,356)	—	—	(7,356)

Net cash provided by (used in) investing activities	3,755	(90,327)	(318)	(3,755)	(90,645)
Cash flows from financing activities:
Net borrowings	—	26,094	—	—	26,094
Net advances and notes between Parent and Subsidiaries	—	66,885		(66,885)	—
Other	—	(217)	—	—	(217)

Net cash provided by (used in) financing activities	—	92,762	—	(66,885)	25,877
Effect of exchange rate changes on cash and cash equivalents		(91)	153	—	62

Net increase in cash and cash equivalents	—	151	62,274	—	62,425
Cash and cash equivalents at beginning of year	—	7,817	3,225	—	11,042

Cash and cash equivalents at end of year	$—	$7,968	$65,499	$—	$73,467

Schedule II

Talecris Biotherapeutics Holdings Corp.

Valuation and Qualifying Accounts

Years Ended December 31, 2009, 2008, and 2007

(in thousands)

	Balance at Beginning of Period	Charges to Costs and Expenses		Charges to Other Accounts	Deductions		Balance at End of Period
Reserve for doubtful accounts receivable:
Year ended December 31, 2009	$2,020	$2,858		$—	$(1,417	)(1)	$3,461
Year ended December 31, 2008	$2,631	$728		$—	$(1,339	)(1)	$2,020
Year ended December 31, 2007	$4,690	$525		$—	$(2,584	)(1)	$2,631
Reserve for doubtful notes receivable and other advances:
Year ended December 31, 2009	$4,250	$—		$—	$—		$4,250
Year ended December 31, 2008	$—	$4,250	(4)	$—	$—		$4,250
Year ended December 31, 2007	$—	$—		$—	$—		$—
Inventory reserves:
Year ended December 31, 2009	$49,766	$21,758		$—	$(27,147	)(2)	$44,377
Year ended December 31, 2008	$47,534	$36,840		$—	$(34,608	)(2)	$49,766
Year ended December 31, 2007	$43,381	$39,043		$—	$(34,890	)(2)	$47,534
Deferred tax assset valuation allowance:
Year ended December 31, 2009	$—	$—		$—	$—		$—
Year ended December 31, 2008	$—	$—		$—	$—		$—
Year ended December 31, 2007	$60,157	$—		$—	$(60,157	)(3)	$—

(1)
Includes write-offs of uncollectible accounts receivable and the effects of foreign exchange.

(2)
Includes the net of write-offs, reversals of reserved inventory that was sold or recoverable for other purposes such as testing, and the effects of foreign exchange.

(3)
Includes $55.8 million attributable to the reversal of the valuation allowance as a 2007 non-cash income tax benefit, and $4.4 million due to the impact of the adoption of new accounting guidance related to uncertainties in income taxes.

(4)
Includes a provision for $3.2 million related to notes receivables and $1.0 million related to advances for unlicensed plasma from a then existing third party supplier due to uncertainty regarding collection.

TALECRIS BIOTHERAPEUTICS
HOLDINGS CORP.

OFFER TO EXCHANGE

$600,000,000 aggregate principal amount of its 7.75% Senior Notes due 2016
That Have Been Registered Under the Securities Act of 1933
(CUSIP No. 874227AB7)

For any and all of its outstanding
7.75% Senior Notes due 2016
(CUSIP Nos. 874227AA9 and U83028AA5)

PROSPECTUS

June 15, 2010

Until 40 days after the date of this prospectus, all dealers effecting transactions in the exchange notes, whether or not participating in this exchange offer, may be required to deliver a prospectus.